Form 20-F
period 2020-12-31
Vitru Ltd
filed 2021-04-29
CIK 1805012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-39519

Vitru Limited
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Rodovia José Carlos Daux, 5500, Torre Jurerê A,
2nd floor, Saco Grande, Florianópolis, State of Santa Catarina,

Brazil

88032-005
+55 (11) 3047-2699
(Address of principal executive offices)

Carlos Henrique Boquimpani de Freitas, Chief Financial Officer
Rodovia José Carlos Daux, 5500, Torre Jurerê A,
2nd floor, Saco Grande, Florianópolis, State of Santa Catarina,

Brazil

88032-005
+55 (11) 3047-2699
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:
Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Phone: (212) 450-4000
Fax: (212) 450-6858

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, par value U.S.$0.00005 per share	VTRU	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2020 was 23,058,053 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

VITRU LIMITED

i

Presentation of Financial and Other Information

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Vitru” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Vitru Limited, together with its subsidiaries.

All references to “Vitru Brasil” refer to Vitru Brasil Empreendimentos, Participações e Comércio S.A., our Brazilian principal operating subsidiary.

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Brazilian Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). References in the annual report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “U.S.$” refer to U.S. dollars, the official currency of the United States.

All references to the “Companies Act” are to the Cayman Islands’ Companies Act (As Revised) as the same may be amended from time to time, unless the context otherwise requires.

All references to “IFRS” are to International Financial Reporting Standards, as issued by the IASB.

Financial Statements

Vitru was incorporated on March 5, 2020, as a Cayman Islands exempted company with limited liability, under incorporation number 360670, duly registered with the Cayman Islands Registrar of Companies. Vitru became the parent company of Vitru Brasil Empreendimentos, Participações e Comércio S.A., or Vitru Brasil, through the corporate reorganization described under “—Corporate Events,” “Item 4. Information on the Company—A. History and Development of the Company—Our Pre-IPO Corporate Reorganization” and in note 1 to our audited consolidated financial statements.

Until the contribution of Vitru Brasil’s shares to us, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Subsequent to the completion of the corporate reorganization, we began to consolidate financial information in order to reflect the operations of Vitru Brasil. As a result, the audited consolidated financial statements prepared by Vitru subsequent to the completion of the reorganization are presented “as if” Vitru Brasil is the predecessor of Vitru. Accordingly, our audited consolidated financial statements included elsewhere in this annual report reflect: (i) the historical operating results of Vitru Brasil prior to such reorganization; (ii) the consolidated results of Vitru and Vitru Brasil following the reorganization; and (iii) the assets and liabilities of Vitru Brasil at their historical cost.

The consolidated financial information of Vitru contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2020 and 2019 and for the three years ended December 31, 2020, 2019 and 2018, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to Vitru’s consolidated financial statements included elsewhere in this annual report.

Vitru is a holding company, and as such, the primary source of revenue derives from its interest on its operational companies in Brazil. As a result, Vitru’s functional currency as well as of its subsidiaries is the Brazilian real. We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2020,” relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

We are a Cayman Islands exempted company incorporated with limited liability on March 5, 2020 for purposes of effectuating our initial public offering. Prior to the consummation of our initial public offering, our controlling shareholders, funds and accounts advised by The Carlyle Group, or Carlyle, funds and accounts advised by Vinci Partners, or Vinci Partners, and funds and accounts advised by Neuberger Berman, or the NB Funds, or, collectively, the Controlling Shareholders, held 522,315,196 shares of Vitru Brasil. Prior to the consummation of our initial public offering, our Controlling Shareholders contributed all of their shares in Vitru Brasil to us. In return for this contribution, we issued new common shares to our Controlling Shareholders in a one-to-31 exchange for the shares of Vitru Brasil contributed to us, or the Share Contribution. Until the contribution of Vitru Brasil shares to us, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

After accounting for the new common shares that were issued and sold by us in our initial public offering, we had a total of 23,058,053 common shares issued and outstanding as of December 31, 2020. 16,848,874 of these shares were common shares beneficially owned by our Controlling Shareholders, 209,179 of these shares were common shares beneficially owned by members of our management and other shareholders who acquired shares prior to our initial public offering, and 6,000,000 of these shares were common shares beneficially owned by investors who acquired shares in our initial public offering.

The diagram below depicts our organizational structure as of the date of this annual report:

Below is a brief description of our subsidiaries:

Vitru Brasil (Vitru Brasil Empreendimentos, Participações e Comércio S.A.)

Vitru Brasil is an operating subsidiary and was incorporated on June 27, 2014 in Florianópolis, state of Santa Catarina. It is a primarily a holding company through which we hold our remaining subsidiaries listed below, and through which we provide our postgraduate courses.

Uniasselvi – Sociedade Educacional Leonardo da Vinci S/S Ltda. (“Uniasselvi”)

Uniasselvi is our largest subsidiary and was incorporated on January 30, 2004 in Indaial, state of Santa Catarina. Vitru Brasil acquired sole control of Uniasselvi from Kroton on February 28, 2016. We conduct most of our distance learning undergraduate courses through Uniasselvi. Its activities also include conducting on-campus undergraduate and continuing education courses in seven different cities. Uniasselvi holds the following educational entities authorized by the MEC: Sociedade Educacional Leonardo da Vinci S/S Ltda., Centro Universitário Leonardo da

Vinci – Uniasselvi, Centro Universitário Dante – Unidante, Faculdade Leonardo da Vinci – Santa Catarina, Faculdade Metropolitana de Rio do Sul – Famesul, Faculdade do Vale do Itajaí Mirim – Favim, Faculdade Metropolitana de Lages – Famelages.

FAMEG – Sociedade Educacional do Vale do Itapocu S/S Ltda (“FAMEG”); FAC Educacional Ltda. (“FAC/FAMAT”) and FAIR Educacional Ltda. (“FAIR”)

FAMEG, FAC/FAMAT and FAIR are the subsidiaries through which we provide on-campus undergraduate and continuing education courses. These subsidiaries were incorporated on July 8, 2008, October 21, 2014 and October 21, 2014, respectively, and were also acquired by us from Kroton in 2016 and 2017. FAMEG, FAC/FAMAT and FAIR hold the following educational entities authorized by the MEC: Sociedade Educacional do Vale do Itapocu S.S. Ltda., Centro Universitário Leonardo da Vinci – Univinci, FAC Educacional Ltda., Instituto de Ensino Superior de Cuiabá, Faculdade de Mato Grosso.

Additional Information

See note 2.2 to our audited consolidated financial statements included elsewhere in this annual report for additional information on our subsidiaries.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or any other rate. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.197 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. The rate at December 31, 2020, which is the rate used for currency translations of certain amounts in this annual report, may differ materially from the exchange rate as of the date of this annual report or any other date.. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Special Note Regarding Non-GAAP Financial Measures

This annual report presents our Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations information for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

We calculate Adjusted EBITDA as net income (loss) for the year plus:

•	deferred and current income tax, which is calculated based on our income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income taxes (Imposto de Renda Pessoa Jurídica), or IRPJ, and, social contribution taxes (Contribuição Social sobre o Lucro Líquido), or CSLL;

•	financial results, which consists of interest expenses less interest income;

•	depreciation and amortization;

•	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;

•	impairment of non-current assets, which consists of impairment charges associated with our on-campus undergraduate courses segment, given the deterioration in the prospects of this business;

•	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in our consolidated financial statements;

v

•	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others;

•	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that we believe are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: (i) mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and (ii) restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

We calculate Adjusted Net Income as net income (loss) for the year plus:

•	share-based compensation plan, as defined above;

•	M&A, pre-offering expenses and restructuring expenses, as defined above;

•	impairment of non-current assets, as defined above;

•	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, distance learning operation licenses, non-compete agreements, customer relationship and teaching-learning material. For more information, see note 15 to our audited consolidated financial statements, each included elsewhere in this annual report;

•	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries, related to the acquisition of our operating units from Kroton in 2016 and 2017. See note 18 to our audited consolidated financial statements, each included elsewhere in this annual report; and

•	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances.

We calculate Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses and restructuring expenses into consideration).

Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations are the key performance indicators used by us to measure the financial performance of our core operations and we believe that these measures facilitate period-to-period comparisons on a consistent basis. As a result, our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. The non-GAAP financial measures described in this annual report are not a substitute for the IFRS measures of earnings. Additionally, our calculations of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations to the most directly comparable IFRS measure, see “Item 3. Key Information—A. Selected Financial Data.”

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission, or the SEC, website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, a report dated February 27, 2020 by Educa Insights commissioned by us, public information and publications on the industry prepared by official public sources, such as the Brazilian Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, the United Nations Educational, Scientific and Cultural Organization, or UNESCO, the Organisation for Economic Cooperation and Development, or OECD, the Brazilian Ministry of Education (Ministério da Educação), or the MEC, the Anísio Teixeira National Institute of Educational Studies and Research (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira), or the INEP, the Secretariat of Specialized Modalities in Education (Secretário de Modalidades Especializadas de Educação), or Semesp, as well as private sources, such as Educa Insights, Hoper Consultoria and Gismarket, consulting and research companies in the Brazilian education industry, the Brazilian Economic Institute of Fundação Getúlio Vargas (Instituto Brasileiro de Economia da Fundação Getúlio Vargas), or FGV/IBRE, among others.

Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, we have not independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Forward-Looking Statements

This annual report on Form 20-F contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “is designed to,” “may,” “predict,” “continue,” “estimate” and “potential,” or the negative of these words, among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	the impact of the 2019 novel coronavirus, or COVID-19, outbreak on general economic and business conditions in Brazil and globally and any restrictive measures imposed by governmental authorities in response to the outbreak (see “Item 3. Key Information–D. Risk Factors—Certain Risks Relating to Our Business and Industry—The COVID-19 outbreak may cause an adverse effect in our operations, including the partial closure of our business. The extension of the COVID-19 pandemic, the perception of its effects, or the way in which such pandemic will impact our business, either on a microeconomic or on a macroeconomic level, are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow,” “Item 4. Information on the Company—A. History and Development of the Company—Recent Events—COVID-19 Pandemic” and “Item 5. Operating and Financial Review and Prospects—Impact of COVID-19”);

•	our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of the COVID-19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition;

•	our ability to efficiently predict and react to temporary or long-lasting changes in consumer behavior resulting from the COVID-19 outbreak, including after the outbreak has been sufficiently controlled;

•	the downgrading of Brazil’s investment ratings;

•	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;

•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•	our ability to implement our business strategy;

•	our ability to adapt to technological changes in the educational sector;

•	the availability of government authorizations on terms and conditions and within periods acceptable to us;

•	our ability to continue attracting and retaining new students;

•	our ability to maintain the academic quality of our programs;

•	our ability to maintain the relationships with our hub partners;

•	our ability to collect tuition fees;

•	our ability to grow our business;

•	the availability of qualified personnel and the ability to retain such personnel;

•	changes in the financial condition of the students enrolling in our schools in general and in the competitive conditions in the education industry, or changes in the financial condition of our schools;

•	our capitalization and level of indebtedness;

•	the interests of our controlling shareholders;

•	changes in government regulations applicable to the education industry in Brazil;

•	government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;

•	a decline in the number of students enrolled in our programs or the amount of tuition we can charge;

•	our ability to compete and conduct our business in the future;

•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;

•	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;

•	changes in labor, distribution and other operating costs;

•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements and the related notes appearing elsewhere in this annual report.

The following tables set forth our summary financial and operating data as of December 31, 2020 and 2019 and statement of operations for the years ended December 31, 2020, 2019 and 2018. The summary consolidated statements of financial position as of December 31, 2020 and 2019 and the summary consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report, prepared in accordance with IFRS, as issued by the IASB.

For convenience purposes only, amounts in reais, as of December 31, 2020, have been translated to U.S. dollars using an exchange rate of R$5.197 to U.S.$1.00, the commercial selling rate for U.S. dollars, as of December 31, 2020, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

	For the Year Ended December 31,
	2020	2020	2019	2018
	U.S.$ millions(1)	R$ millions
Statement of Profit or Loss Data
Net revenue	99.9	519.2	461.1	383.4
Revenue from distance-learning undergraduate courses	81.4	423.0	336.3	259.6
Revenue from continuing education courses	7.8	40.6	47.1	33.0
Revenue from on-campus undergraduate courses	10.7	55.6	77.6	90.8
Cost of services rendered	(42.6)	(221.5)	(211.5)	(184.2)
Gross profit	57.3	297.7	249.5	199.3

Selling expenses	(16.7)	(86.6)	(100.9)	(70.6)
General and administrative expenses	(14.2)	(73.9)	(125.3)	(90.7)
Net impairment losses on financial assets	(14.8)	(76.8)	(58.2)	(44.6)
Other income (expenses), net	0.1	0.5	(0.9)	(1.0)
Operating expenses	(45.6)	(236.8)	(285.4)	(206.9)
Operating profit (loss)	11.7	60.9	(35.9)	(7.6)

Financial income	7.0	36.5	19.2	22.0
Financial expenses	(12.4)	(64.4)	(60.4)	(64.6)
Financial results	(5.4)	(27.9)	(41.2)	(42.6)
Profit (loss) before taxes	6.3	33.0	(77.1)	(50.2)

Current income taxes	(3.8)	(19.5)	(14.8)	(10.6)
Deferred income taxes	7.4	38.6	25.7	15.7
Income tax	3.7	19.1	10.9	5.0
Net income (loss) for the year	10.0	52.1	(66.2)	(45.2)
Basic earnings per share—R$ (unless otherwise indicated)(2)
Common Shares	0.53	2.79	(3.93)	(2.78)
Diluted earnings per share—R$ (unless otherwise indicated)(3)
Common Shares	0.53	2.68	(3.93)	(2.78)

(1)	For convenience purposes only, amounts in reais as of December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Calculated by dividing the profit (loss) attributable to the shareholders by the weighted average number of common shares outstanding during the year.

(3)	Calculated by dividing the profit (loss) attributable to the shareholders by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

	As of December 31,
	2020	2020	2019	2018
	U.S.$ millions(1)	R$ millions
Statement of Financial Position Data:
Assets
Current assets
Cash and cash equivalents	16.5	85.9	2.5	2.4
Short-term investments	99.1	515.2	72.3	164.8
Trade receivables	22.1	115.1	88.1	71.4
Income taxes recoverable	0.4	2.2	4.7	5.5
Prepaid expenses	2.0	10.2	8.9	7.2
Other current assets	0.6	3.1	1.9	1.2
	140.8	731.7	178.4	252.5
Assets classified as held for sale(2)		—	36.5	—
Total current assets	140.8	731.7	214.9	252.5

Non-current assets
Trade receivables	1.3	6.9	3.8	5.4
Indemnification assets	1.8	9.2	14.8	16.5
Deferred tax assets	9.8	50.8	37.1	29.9
Other non-current assets	0.7	3.6	1.4	1.2
Right-of-use assets	24.6	127.9	88.5	74.8
Property and equipment	18.6	96.7	70.0	63.4
Intangible assets	127.2	661.0	658.2	735.3
Total non-current assets	184.0	956.1	873.8	926.5
Total assets	324.8	1,687.8	1,088.7	1,179.0

Liabilities and Equity
Current liabilities
Trade payables	6.2	32.2	30.0	17.1
Loans and financing	29.2	151.8	—	—
Lease liabilities	4.5	23.4	17.3	15.4
Labor and social obligations	5.1	26.7	16.8	16.1
Income tax payable	—	—	—	—
Taxes payable	0.5	2.4	1.6	1.7
Prepayments from customers	1.9	9.7	3.2	1.2
Accounts payable from acquisition of subsidiaries	26.0	135.0	128.9	123.3
Other current liabilities	0.3	1.4	0.3	0.3
	73.6	382.6	198.1	175.1
Liabilities directly associated with assets classified as held for sale(2)	—	—	23.3	—
Total current liabilities	73.6	382.6	221.4	175.1

Non-current liabilities
Loans and financing		—	—	—
Lease liabilities	24.2	126.0	85.9	73.3
Share-based compensation	8.9	46.2	35.0	7.0
Accounts payable from acquisition of subsidiaries	26.9	139.9	250.7	335.2
Provisions for contingencies	2.8	14.4	18.4	18.0
Deferred tax liabilities		—	25.0	43.4
Other non-current liabilities	0.1	0.7	1.1	7.5
Total non-current liabilities	63.0	327.2	416.0	484.5
Total liabilities	136.6	709.8	637.4	659.6

Equity
Share capital	—	—	548.4	546.5
Capital reserves	196.7	1,022.1	(1.3)	2.5
Revenue reserves	—	—	0.4	0.4
Retained earnings (accumulated losses)	(8.5)	(44.1)	(96.2)	(30.1)
Total equity	188.2	978.0	451.3	519.4
Total liabilities and equity	324.8	1,687.8	1,088.7	1,179.0

(1)	For convenience purposes only, amounts in reais as of December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	In December 2019, we decided to sell our subsidiaries FAC/FAMAT and FAIR and the undergraduate operations on the campuses of Assevim and Famesul, which account for a portion of our on-campus undergraduate courses segment. As a result of this decision we classified the related assets and liabilities as “held for sale” in 2019, since we understood that these assets available for immediate sale in their present condition subject only to terms that are usual and customary for these types of transactions, that this sale was likely to occur given then existing plans and was expected to occur within the next six months, and that an active program to locate a buyer and complete the plan had been initiated. However, in September 2020, as a result of our receipt of the proceeds from our initial public offering and the course of events during 2020, we came to the conclusion that there was no further reason to sell these assets immediately. For more information, see note 12 to our audited consolidated financial statements, included elsewhere in this annual report.

Non-GAAP Financial Measures

Adjusted EBITDA, Adjusted Net Income and Free Cash Flow

	For the Year Ended December 31,
	2020	2020	2019	2018
	U.S.$ millions(1)		R$ millions
Net revenue	99.9	519.2	461.1	383.4
Net income (loss) for the year	10.0	52.1	(66.2)	(45.2)
Adjusted EBITDA(2)	28.2	146.7	117.6	107.8
Adjusted Net Income(3)	18.9	98.2	57.7	55.4
Cash flow from operations	27.2	141.6	98.0	88.0
Adjusted Cash Flow Conversion from Operations(4)	88%	88%	75%	79%

(1)	For convenience purposes only, amounts in reais as of December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For information on how we define Adjusted EBITDA, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted EBITDA to our loss for the year, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation between Adjusted EBITDA and loss for the year.”

(3)	For information on how we define Adjusted Net Income, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted Net Income, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income.”

(4)	For information on how we define Adjusted Cash Flow Conversion from Operations, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted Cash Flow Conversion from Operations, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow Conversion from Operations.”

Operating Data

The following table below sets forth certain of our operating data for each of the years indicated:

	As of December 31,
	2020	2019	2018	2017	2016
Number enrolled students	309,560	240,946	189,295	140,363	115,325
Number of distance learning undergraduate students	256,953	195,613	148,711	106,576	81,406
Number of distance learning graduate students	44,570	35,952	30,227	22,910	21,108
Number of hubs	709	545	370	221	72

Reconciliations for Non-GAAP Financial Measures

The following tables set forth reconciliations of Adjusted EBITDA and Adjusted Net Income to our net income (loss) for the years ended December 31, 2020, 2019 and 2018, our most recent directly comparable financial measures calculated and presented in accordance with IFRS.

For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation between Adjusted EBITDA and Loss for the Year

The following table below sets forth a reconciliation of our Adjusted EBITDA to our loss for each of the years indicated:

	For the Year Ended December 31,
	2020	2020	2019	2018
	U.S.$ millions(1)	R$ millions
Net income (loss) for the year	10.0	52.1	(66.2)	(45.2)
(+) Deferred and current income tax	(3.7)	(19.1)	(10.9)	(5.0)
(+) Financial results	5.4	27.9	41.2	42.6
(+) Depreciation and amortization	9.9	51.5	62.4	56.3
(+) Interest on tuition fees paid in arrears	3.0	15.7	8.3	8.9
(+) Impairment of non-current assets	—	—	51.0	33.5
(+) Share-based compensation plan	2.3	11.9	26.4	7.5
(+) Other income (expenses), net	(0.1)	(0.5)	0.9	1.0
(+) M&A, pre-offering expenses and restructuring expenses	1.4	7.2	4.5	8.2
Adjusted EBITDA(2)	28.2	146.7	117.6	107.8

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	We calculate Adjusted EBITDA as net income (loss) for the year plus deferred and current income tax plus financial results plus depreciation and amortization plus interest on tuition fees paid in arrears plus impairment of non-current assets plus share-based compensation plan plus other income (expenses), net, plus M&A, pre-offering expenses and restructuring expenses. Adjusted EBITDA is a non-GAAP measure. Our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies. For further information see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation of Adjusted Net Income

The following table below sets forth a reconciliation of our profit to Adjusted Net Income for each of the years indicated:

	For the Year Ended December 31,
	2020	2020	2019	2018
	U.S.$(1)	R$
	(in millions)
Net income (loss) for the year	10.0	52.1	(66.2)	(45.2)
(+) M&A, pre-offering expenses and restructuring expenses	1.4	7.2	4.5	8.2
(+) Impairment of non-current assets	—	—	51.0	33.5
(+) Share-based compensation plan	2.3	11.9	26.4	7.5
(+) Amortization of intangible assets from business combinations	2.8	14.6	37.3	37.3
(+) Interest accrued on accounts payable from the acquisition of subsidiaries	3.5	18.0	23.4	27.1
(+) Corresponding tax effects on adjustments	(1.1)	(5.6)	(18.7)	(13.0)
Adjusted Net Income(2)	18.9	98.2	57.7	55.4

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	We calculate Adjusted Net Income as net income (loss) for the year plus share-based compensation plan plus M&A, pre-offering expenses and restructuring expenses, plus impairment of non-current assets plus amortization of intangible assets recognized as a result of business combinations plus interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries plus corresponding tax effects on adjustments. Adjusted Net Income is a non-GAAP measure. Our calculation of Adjusted Net Income may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies. For further information see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation of Adjusted Cash Flow Conversion from Operations

The following table below sets forth a reconciliation of our Adjusted Cash Flow Conversion from Operations for each of the years indicated:

	For the Year Ended December 31,
	2020	2020	2019	2018
	U.S.$(1)	R$
	(in millions)
Cash flow from operations	27.2	141.6	98.0	88.0
(+) Income tax paid	(3.6)	(18.7)	(12.7)	(9.4)
Adjusted Cash Flow from Operations	23.6	122.9	85.3	78.6
Adjusted EBITDA(2)	28.2	146.7	117.6	107.8
(-) M&A, pre-offering expenses and restructuring expenses	(1.4)	(7.2)	(4.5)	(8.2)
Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	26.8	139.5	113.1	99.6
Adjusted Cash Flow Conversion from Operations(3) (2)	88%	88%	75%	79%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For information on how we define Adjusted EBITDA, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted EBITDA to our net income (loss) for the year, see “—Reconciliation between Adjusted EBITDA and loss for the year.”

(3)	We calculate Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses and restructuring expenses into consideration). Adjusted Cash Flow Conversion from Operations is a non-GAAP measure. Our calculation of Adjusted Cash Flow Conversion from Operations may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies. For further information see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years. On September 24, 2015, the real fell to its lowest level since the introduction of the currency, at R$4.1945 per U.S.$1.00. Overall in 2015, the real depreciated 47.0%, reaching R$3.9048 per U.S.$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 16.5% to R$3.2591 per U.S.$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.308 per U.S.$1.00. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.8748 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018, primarily as a result of lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. On December 31, 2019 and 2020, the period-end real/U.S. dollar exchange rate was R$4.031 and R$5.197, respectively, per U.S.$1.00, which represented depreciation of 4.0% and 28.9%, respectively, during the corresponding years. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

The Brazilian Central Bank has intervened occasionally in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Brazilian Central Bank on each day during a monthly period and on the last day of each month during an annual period. The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 23, 2021 may not be indicative of future exchange rates.

Year	Period-End	Average(1)	Low	High
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.652	4.260
2020	5.197	5.158	4.021	5.937

Month	Period-End	Average(2)	Low	High
October 2020	5.772	5.626	5.521	5.780
November 2020	5.332	5.418	5.282	5.693
December 2020	5.197	5.146	5.058	5.279
January 2021	5.476	5.356	5.163	5.509
February 2021	5.530	5.416	5.342	5.530
March 2021	5.697	5.646	5.495	5.840
April 2021 (through April 23, 2021)	5.479	5.612	5.479	5.706

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each business day during the year.

(2)	Represents the average of the exchange rates on the closing of each business day during the month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this registration statement. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of our common shares could decline.

Summary of Risks Relating to Our Business and Industry

•	The COVID-19 outbreak may cause an adverse effect in our operations, including the partial closure of our business. The extension of the COVID-19 pandemic, the perception of its effects, or the way in which such pandemic will impact our business, either on a microeconomic or on a macroeconomic level, are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow.

•	If we are unable to enter into agreements and maintain good relationships with, and/or increase the number of, our hub partners, our business and growth may be adversely affected. Failure by our hub partners to comply with the terms of agreements with them, and any failure by us to enforce such terms, may also adversely affect us. In addition, failure by our hub partners to maintain their existing levels of profitability may result in them ceasing to view their relationships with us as advantageous.

•	We are subject to various federal laws and extensive government regulation, and changes in such laws and regulation could have a material adverse effect on our business and our growth strategy.

•	Any change or review of the tax treatment of our activities, or the loss or reduction in tax benefits on the sale of books (including digital content) may materially adversely affect us.

•	We face significant competition in each program we offer and each geographic region in which we operate. If we fail to compete effectively, we may lose market share and our profitability may be adversely affected.

•	We operate in markets that are dependent on Information Technology (IT) systems and technological change. Failure to maintain and support customer-facing services, systems, and platforms, including addressing quality issues and execution on time of new products and enhancements, could negatively impact our revenues and reputation.

•	We may not be able to appropriately manage the expansion of our business and staff, the increased complexity of our software and platforms, or grow in our addressable market.

•	We may be adversely affected if we are unable to maintain consistent educational quality throughout our network, including the education materials of our campuses and hubs, or keep or adequately train our faculty, or ensure that our hub partners will maintain their facilities, equipment and team compatible with our required standards at all time.

•	Our business depends on the continued success of our brand “Uniasselvi,” and if we fail to maintain and enhance recognition of our brand, we may face difficulty enrolling new students, and our reputation and operating results may be harmed. Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations.

•	Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations. In addition, we may in the future be subject to intellectual property claims, which are costly to defend and could harm our business, financial condition and operating results.

•	The quality of the pedagogical content we deliver to our clients is significantly dependent upon the quality of our editors, publishers and purchased content. Any issues related to obtaining this content or regarding the quality of this content may have an adverse effect on our business.

•	If we lose key personnel our business, financial condition and results of operations may be adversely affected.

•	Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

•	Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results.

Summary of Risks Relating to Brazil

•	The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our common shares.

•	Economic uncertainty and political instability in Brazil may harm us and the price of our common shares.

•	Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our common shares.

•	Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our common shares.

•	Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

•	Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our common shares.

Summary of Risks Relating to Our Common Shares

•	Our Controlling Shareholders’ ownership and voting power may limit your ability to influence corporate matters.

•	Our Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our common shares.

•	If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common shares and our trading volume could decline.

•	We do not anticipate paying any cash dividends in the foreseeable future.

•	We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

•	As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

•	We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

•	Judgments of Brazilian courts to enforce our obligations with respect to our common shares may be payable only in reais. The exchange rate in force at the time may not offer non-Brazilian investors full compensation for any claim arising from our obligations.

•	Our common shares may not be a suitable investment for all investors, as investment in our common shares presents risks and the possibility of financial losses.

Certain Risks Relating to Our Business and Industry

The COVID-19 outbreak may cause an adverse effect in our operations, including the partial closure of our business. The extension of the COVID-19 pandemic, the perception of its effects, or the way in which such pandemic will impact our business, either on a microeconomic or on a macroeconomic level, are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow.

COVID-19 is an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2). The disease was first identified in 2019 in Wuhan, the capital of Hubei province in central China, and has since spread globally. On March 11, 2020, the World Health Organization revised the classification of COVID-19 from an epidemic (when a disease spreads through a specific community or region) to a pandemic, which according to the World Health Organization’s definition is when there is a worldwide spread of a new disease. By that time, COVID-19 had already reached Brazil. On March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19. The classification of the disease as a pandemic was motivated by the rapid increase in the number of cases and the number of affected countries on all continents, triggering measures by governments, companies and societies to contain the advances of COVID-19. The measures vary from country to country in quantity and degree of severity but basically involve: (1) vaccination programs; (2) recommendations to adopt voluntary isolation (avoid going out on the streets, avoiding crowds, avoiding physical contact with other people, etc.); (3) internal restrictions regarding the movement of people; (4) closing of schools and other public places, such as parks and leisure centers, as well as closures of shopping malls, bars and restaurants; (5) adoption of remote working practices (home office) by companies, whenever possible and permitted by their activities; (6) closing borders between countries; (7) restriction and/or suspension of trade in non-essential goods and services in the context of COVID-19 (while supermarkets, drugstores, gas stations and other essential services remain available); (8) purchase restrictions for certain essential items to avoid scarcity; (9) interruption of production activities of consumer items not essential to combat the pandemic; (10) restriction on the delivery of products to homes other than essentials; (11) compulsory reduction of working hours; (12) cancellation of public events; and (13) other restrictive measures.

Such events have adversely impacted the global economy as well as national and regional economies (including the Brazilian economy), and have caused disruption of regional or global economic activity. In particular and in the interest of public health and safety, state and local governments in Brazil have required mandatory school closures in certain cities in 2020 and 2021, which has resulted in the closure of our on-campus learning facilities and hubs. The COVID-19 pandemic is still evolving in Brazil, and authorities may maintain the school closures for a longer or undefined extended of period of time, impose a more severe lockdown, among other measures, all of which are outside of our control and may adversely affect our business, financial condition, operating results and cash flow. The COVID-19 pandemic is expected to cause a material and adverse effect on the general economic, financial, political, demographic and business conditions in Brazil, which may reduce the disposable income of our students and their families, and consequently (1) result in an adverse impact on the ability of our students (current and/or prospective) to pay our tuition fees and/or (2) trigger an increase in our attrition rates.

We cannot predict the extent of the pandemic, and consequently, its direct and indirect impacts on local and world economies in the short, medium and long terms. In a prolonged contraction scenario, the virus could spread globally without a seasonal decline and the impacts could include: (1) increased number of deaths; (2) demand shock; (3) overloading healthcare systems in many countries, especially in less developed areas; (4) large-scale human and economic impact; (5) layoffs and bankruptcies in the most affected sectors rising sharply throughout 2020; (6) severe global economic impact, with significant gross domestic product contraction in most major economies in 2020 and a slow-moving recovery; (7) infrastructure collapse and lack of basic services, particularly in less developed countries; and (8) compromised government planning, coordination and reaction capacity according to the speed that the disease progresses.

Despite the measures adopted to contain the progress of COVID-19, such as vaccination campaigns, and aid measures announced by governments around the world, including the Brazilian government, as of the date hereof, we cannot predict the extent, duration and impacts of such containment measures, or the results of aid measures in Brazil. Accordingly, we cannot predict the direct and indirect effects of the COVID-19 pandemic and governments’ responses to it on our business, results of operations and financial condition, including: (1) the impact of COVID-19 on our financial condition and results of operations, including trends and the overall economic outlook, capital, investments and financial resources or liquidity position; (2) how future operations could be impacted; (3) the impact on our costs or access to capital and funding resources; (4) if we could incur any material COVID-19-related contingencies; (5) how COVID-19 could affect assets on our balance sheet and our ability to timely record those assets; (6) the anticipation of any material impairments, increases in allowances for credit losses, restructuring charges or other expenses; (7) any changes in accounting judgements that have had or are reasonably likely to have a material impact on our financial statements; (8) the decline in demand for our products; (9) the impact on our materials production chain; (10) the impact on the relationship between costs and revenues; (11) general economic and social uncertainty, including increases in interest rates, variations in foreign exchange rates, inflation and unemployment; and (12) other unforeseen impacts and consequences.

In addition, COVID-19 poses risks that our employees, contractors, suppliers, students, hub partners and other business partners may be prevented from conducting business activities for an indefinite period of time, including shutdowns that may be requested or mandated by governmental authorities and could have a material adverse effect on our results of operations, financial condition and liquidity. The mandatory closure of schools in 2020 and 2021 may result in delays in students enrollments in postsecondary education courses and, therefore, affect our future operations, financial condition and liquidity. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or mitigate its impact, among others.

We are not aware of comparable events that could provide us with guidance as to the effect of the spread of the COVID-19 pandemic and, as a result, the final impact of the COVID-19 outbreak is highly uncertain. Further, these adverse events occurred after the issuance of our audited consolidated financial statements included elsewhere in this annual report. As of the date hereof, there is no additional information available to enable us to carry out an assessment of the impacts of the COVID-19 pandemic on our business, other than the considerations presented herein and in this annual report under the sections “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results.” Although as of the date of this annual report there has been no material impact on our operations, as most of our services are already delivered remotely or capable of being delivered remotely, we are not able to assure you if, and to what extent, in the future, our operations will be impacted by COVID-19.

Furthermore, to the extent the COVID-19 pandemic adversely affects our business, results of operations, financial condition and liquidity, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

See also “Item 4. Information on the Company—A. History and Development of the Company—Recent Events—COVID-19 Pandemic” and “Item 5. Operating and Financial Review and Prospects— Impact of COVID-19.”

We are subject to various federal laws and extensive government regulation, and changes in such laws and regulation could have a material adverse effect on our business and our growth strategy.

We are subject to various federal laws and extensive government regulations by the MEC, the National Education Council (Conselho Nacional de Educação), or the CNE, the INEP, and the National Postsecondary Education Assessment Commission (Comissão Nacional de Avaliação da Educação Superior), or CONAES.

The Brazilian government may review and change the laws and regulations to which we are subject at any time. In addition, the MEC may also promulgate additional rules and regulations applicable to postsecondary education institutions, particularly with respect to distance learning programs. Any significant changes to the regulatory framework within which we currently operate could have a material adverse effect on us, in particular changes relating to:

•	any revocation of accreditation of private educational institutions;

•	the imposition of controls on monthly tuition payments or restrictions on profitability of private educational institutions;

•	faculty credentials;

•	academic requirements for courses and curricula, including bans on offering certain subjects in a distance learning format;

•	changes to the situations in which distance learning education is authorized, requirements to be met to open new distance learning educational hubs or in the accreditation requirements to operate distance learning educational hubs;

•	changes to the evaluation criteria of private educational institutions; and

•	infrastructure requirements applicable campuses and/or hubs, such as libraries, laboratories and administrative support.

The postsecondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could have a material adverse effect on our business.

The offer of postsecondary education is subject to the prior issuance of an authorization by the MEC. The authorizing acts issued by the MEC for postsecondary education are: accreditation and re-accreditation, authorization, recognition and renewal of recognition. Accreditation and re-accreditation refer to the educational institution; while authorization, recognition and renewal of recognition refer to the courses offered by the institution.

Brazilian education regulations define three types of postsecondary education institutions: (i) colleges; (ii) university centers; and (iii) universities. Each of these requires prior accreditation from the MEC to operate. Courses offered by colleges depend on prior authorizations from the MEC to be implemented, while courses offered by university centers and universities are not subject to such requirements, except for courses in law, medicine, psychology, nursing and dentistry, which do require the prior authorization from the MEC. For courses in law and medicine, prior to the authorization from the MEC, it is necessary to obtain formal opinion issued by Federal Council of the Brazilian Bar Association or the National Health Council, respectively.

In addition to the authorization, courses must be recognized by the MEC. Pursuant to article 101 of Ordinance No. 23/2017, issued by the MEC, courses may be considered valid even if the recognition request is not formally recognized by the MEC until the date that the first class has concluded the course and as long as the educational institution has filed a request for accreditation within the established legal deadline. Lastly, all postsecondary education institutions must be accredited by the MEC.

The MEC must authorize our campuses located outside our headquarters before they can start operating and providing programs. Any authorization to open new distance learning educational hubs is contingent on our Institutional Concept (Conceito Institucional), or CI. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview.” Distance learning programs, as well as on-campus learning programs, are also subject to strict accreditation requirements for their implementation and operation. We must comply with all such requirements in order to obtain and renew all authorizations.

We cannot assure you we will be able to comply with these regulations and maintain the validity of our authorizations, recognition and accreditations in the future. If we fail to comply with these regulatory requirements, the MEC could place limitations on our operations, including cancellation of programs, restrictions on the number of enrollments we offer to students, termination of our ability to issue degrees and certificates and revocation of our accreditation, any of which could adversely affect our reputation, financial condition and results of operations. We cannot assure you that we will obtain accreditation or re-accreditation of our postsecondary education institutions, or that our courses will receive authorization or recognition and renewal of recognition as scheduled, or that such courses will have all of the accreditations, re-accreditations, authorizations, recognition and renewal of recognition required by the MEC. The absence of such authorizations and recognitions or any delays in obtaining them could adversely affect our financial condition and results of operations. We may be materially adversely affected if we are unable to obtain authorizations, accreditations and course recognitions in a timely manner, if we cannot introduce new courses as quickly as our competitors or if we are not able to or do not comply with any new rules or regulations promulgated by the MEC.

If we are unable to enter into agreements and maintain good relationships with, and/or increase the number of, our hub partners, our business and growth may be adversely affected. Failure by our hub partners to comply with the terms of agreements with them, and any failure by us to enforce such terms, may also adversely affect us. In addition, failure by our hub partners to maintain their existing levels of profitability may result in them ceasing to view their relationships with us as advantageous.

We derive a significant portion of our revenue from partnerships with education centers. Our net revenue was R$519.2 million for the year ended December 31, 2020 and R$461.1 million for the year ended December 31, 2019, most of which was derived from students who study in hubs managed by our hub partners. We enter into these partnerships through contracts with hub partners who provide centers with infrastructure for our students, which may include private schools, and to whom we provide teachers and materials, teaching methodologies, as well as pedagogical, administrative and marketing advice. As of December 31, 2020, 84.8% of our hubs are partner hubs. We typically enter into contracts with our hub partners for indefinite terms. In the event of termination, in order to minimize the impact of early termination of these contracts on our students, hub partners are required to carry out their obligations under the applicable contract until the end of the semester during which the termination of the contract is initiated.

We also rely in part on existing partner referrals to attract new hub partners. Accordingly, maintaining a good relationship with our hub partners and developing new relationships and expanding our network of hub partners are essential to the success of our business. As of December 31, 2020 and December 31, 2019, we had 188 and 151 hub partners, respectively. Additionally, we may not be able to renew our contracts with our hub partners, including as a result of changes in the leadership composition of our hub partners and their decisions to discontinue existing relationships with us. In addition, our hub partners are independent entities, and we cannot guarantee that our hub partners will be able to maintain their existing levels of profitability and, therefore, that they will continue to view their relationships with us as valuable.

Our hub partners are remunerated by their respective share represented by a given percentage over the tuition fee collected by us from students. The total amount to be transferred to the hub partners on a monthly basis is derived from the pricing terms agreed upon with each student on the service contract. This percentage is similar across all our partnership agreements and varies in accordance with the type of course the student is enrolled in, which are higher for continuing education courses and lower for undergraduate courses. In addition, this percentage is higher in the beginning of the hubs’ operations and decreases throughout their life cycle, thus reducing their payback period and increasing the attractiveness of their investment.

However, we cannot assure you that our hub partners will continue to work with us if their profitability declines as the hubs mature. Any deterioration in our relationship with our hub partners, and any early termination of, or a failure to renew, our contracts with our hub partners (including as a result of our hub partners no longer viewing those relationships as advantageous, as a result of a decrease in their profitability or otherwise) may harm our image, impair our ability to pursue our growth strategy, and materially adversely affect our business, our operating and financial results and our cash flows. Given that our existing hub partners usually also open new hubs, any deterioration in our relationship with our hub partners, or any failure to renew such relationships, could also affect our ability to expand further.

Furthermore, we cannot guarantee that our hub partners will always comply with the terms of our agreements with them. Failure to abide by such terms may include breaches of obligations not to solicit students, misuse of our brand, creation of unsanctioned classes, default in payment obligations under the applicable agreements and other matters, which may result in the applications of fines and/or penalties and, in certain circumstances, trigger our right to terminate the agreement. We may not always be able to enforce our agreements with hub partners effectively or at all. Any such breaches of agreements by our hub partners, and any failure on our part to enforce such agreements, may result in negative publicity, tarnish our reputation, deter prospective students from enrolling in our courses and deter prospective hub partners from entering into relationships with us, which may have a material adverse effect on our reputation as well as on our business, financial condition and results of operations.

If we are not able to attract and retain students, or are unable to do so without decreasing our tuition fees or increasing tuition discounts, our revenues may decline. Any increase in the drop-out rates of students in our education programs may adversely affect our results of operations.

The success of our business depends primarily on the number of students enrolled in our programs and the tuition fees that they pay. Our ability to attract and retain students depends mainly on the tuition fees we charge, the convenience of the locations of our facilities, the infrastructure of our hubs and campuses, the quality of our programs as perceived by our existing and potential students and our sales and marketing strategies. These factors are affected by, among other things, our ability to (i) respond to increasing competitive pressures; (ii) develop our educational systems to address changing market trends and demands from schools and students; (iii) develop new programs and enhance existing programs to respond to changes in market trends and student demands; (iv) adequately prepare our students for careers in their chosen professional occupations; (v) successfully implement our expansion strategy; (vi) manage our growth while maintaining our teaching quality; and (vii) effectively market our programs to a broader base of prospective students. If we are unable to continue to attract new students to enroll in our programs and to retain our current students without significantly decreasing tuition or increasing tuition discounts, our revenues and our business may decline and we may be adversely affected.

We believe that our drop-out rates are primarily related to the personal motivation and financial situation of our current and potential students, as well as to socioeconomic conditions in Brazil. Significant changes in projected drop-out rates and/or failure to re-enroll students once the semester is over may affect our enrollment numbers, as well as our ability to recruit and enroll new students, each of which may have a material adverse effect on our projected revenues and our results of operations.

An increase in delays and/or defaults in the payment of tuition fees, as well as students canceling their course registration, may adversely affect our income and cash flow.

We depend on the full and timely payment of the tuition we charge our students, including tuition payments we receive through Student Financing Program (Programa de Financiamento Estudantil), or FIES, the University

Scholarships Program of the State of Santa Catarina (Programa de Bolsas Universitárias de Santa Catarina), or UNIEDU, and other funded scholarships. An increase in payment delinquency or default by our students, or an increase in the proportion of students canceling their course registration, may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations. Student delays and/or defaults in the payment of tuition fees and student cancellations of their course registrations may occur for a variety of reasons over which we have no control, including a student’s personal, financial and academic situation. Any increase in payment delinquency or default by our students, or an increase in the proportion of students canceling their course registration may have a material adverse effect on us.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may harm our results of operations.

Changes in tax laws, regulations, related legal interpretations applicable to our activities and accounting standards in Brazil may result in a higher effective tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. In addition, our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to customers, our financial condition, results of operations and cash flows could be seriously harmed. Our distance learning activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços), or ISS. Any increases in ISS rates or differing legal interpretations applicable to our activities would also harm our profitability.

In addition, tax rules in Brazil, particularly at the local level, change regularly, and it is common for taxpayers to challenge such changes, which may result in additional tax assessments and penalties for our company. The Brazilian federal government is currently seeking to reform Brazil’s tax system to improve Brazil’s economic performance. We cannot assure you that these proposed reforms will be successful or, if they are successful, that they will not result in an increase in our overall tax burden.

We are involved in tax proceedings based on differences of interpretation between us and the Brazilian tax authorities regarding tax laws and regulations. For further information, see “Item 10. Additional Information—E. Taxation.”

Any changes in tax laws, incentives, benefits or in the interpretation of tax laws, or decisions adverse to us in tax proceedings could have a material adverse effect on our business, financial condition and our results of operations.

Any change or review of the tax treatment of our activities, or the loss or reduction in federal tax exemptions provided under the PROUNI program, may materially adversely affect our business, financial condition and results of operations.

If the Brazilian government or any Brazilian municipality or tax authority decides to change or review the tax treatment of our activities, including tax exemptions available to us as a result of our participation in certain governmental programs relating to education, and we are unable to pass on any cost increase to our hub partners and/or to our students, our business, financial condition, as well as our results of operations may be materially adversely affected.

In particular, some of our students participate in the University for All Program (Programa Universidade para Todos), or the PROUNI program. PROUNI was created in 2005, through Law No. 11,096, of January 13, 2005. Its purpose is to provide full and partial scholarships to low-income students in undergraduate courses and sequential courses (cursos sequenciais), in private educational institutions. In return, the Brazilian federal government offers tax exemptions to educational institutions that participate in PROUNI. Private institutions may join PROUNI by executing a “commitment term,” with a 10-year term (renewable for another 10 years), setting the number of scholarships to be offered in each program, campus and course. Through the PROUNI program, the Brazilian federal government grants a number of full and partial scholarships to low-income postsecondary education students. As a result of our participation in the PROUNI program, we benefit from certain federal tax exemptions relating to bachelor’s and associate’s degree programs, such as (i) IRPJ, (ii) Social Contribution Tax on Gross Revenue (Programa de Integração Social), or PIS; (iii) Social Security Financing Tax on Gross Revenue (Contribuição para o Financiamento da Seguridade Social), or COFINS; and (iv) CSLL regarding our revenues from undergraduate and associate programs.

We may be disqualified from the PROUNI program and lose our tax exemptions if we do not comply with certain requirements, such as providing total or partial scholarships for a percentage of students who paid their tuition in the previous year, granting partial scholarships, submitting to the MEC semi-annual records of attendance, achievement and drop-out of students receiving scholarships, among others. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview.” If we lose our tax exemptions or are unable to comply with other, more stringent requirements that may be introduced in the future, our business, financial condition and results of operations could be materially adversely affected.

There is a risk that additional changes in tax laws may prohibit, interrupt or modify the use of existing tax exemptions, and we cannot assure you that we will fully maintain such tax and other benefits related to PROUNI in the event the tax laws are amended further. Any suspension, accelerated default, repayment or inability to renew our tax exemptions may have an adverse effect on our results of operations. If we lose our tax exemptions and incentives, if we are unable to comply with future requirements or if changes in the law limit our ability to maintain these tax benefits, our business, financial condition, as well as the results of our operations may be significantly and adversely affected.

Any change or review of the tax treatment of our activities, or the loss or reduction in tax benefits on the sale of educational materials may materially adversely affect us.

We started selling educational materials in March 2020. Accordingly, we expect to benefit from tax Law No. 10,865/04, as amended by Law No. 11,033/04, which currently establishes a zero rate for PIS and COFINS on the sale of books. The Brazilian constitution exempts the sale of books from the Brazilian tax on the circulation of goods, interstate and intercity transportation and communication services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação), or ICMS. If the Brazilian tax authorities decide to reduce the scope or discontinue this tax exemption, the resulting increase in the tax rate applicable to sales of books may adversely impact our business and results of operations.

We face significant competition in each program we offer and each geographic region in which we operate. If we fail to compete effectively, we may lose market share and our profitability may be adversely affected.

Our competitors may offer programs or courses similar to or better than those offered by us, have access to more funds, be more prestigious or well-regarded within the academic community, have more conveniently located hubs with better infrastructure or charge lower tuition (or no tuition, in the case of public institutions). To compete effectively, we may be required to reduce our tuition or increase our operating expenses in order to retain or attract students or to pursue new market opportunities. As a result, our revenues and profitability may decrease. We cannot assure you that we will be able to compete successfully against our current or future competitors.

We compete with various public and private postsecondary education institutions, some of which are nonprofit organizations and exempt from various taxes. Additionally, we may become subject to greater competition in the distance learning market due to the implementation of Decree No. 9,057/2017 and MEC Ordinance No. 11/2017, which now permits the accreditation of postsecondary education institutions exclusively for distance learning in lato sensu undergraduate and postgraduate courses. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share, our profits may decrease and we may be adversely affected.

Our success depends on our ability to monitor and adapt to technological changes in the education sector and maintain a technological infrastructure that works adequately and without interruption.

Information technology is an essential factor of our growth, especially in the distance learning business line. Our information technology systems and tools may become obsolete or insufficient, or we may have difficulties in following and adapting to technological changes in the education sector. Moreover, our competitors may introduce better products or service platforms. Our success, and especially the success of our distance learning business, depends heavily on our ability to efficiently improve our current products while developing and introducing new products that are accepted in the marketplace.

Additionally, a failure to upgrade our technology, features, content, security infrastructure, network infrastructure, or other infrastructure associated with our platform could harm our business. Adverse consequences could include disruptions, slower response times, bugs, degradation in levels of customer support, impaired quality of users’ experiences of our educational platform and delays in reporting accurate financial information.

Furthermore, broad changes in culture, habits and customs in consumer populations and the work environment, with respect to both economic and technological factors, may also affect the attractiveness and registration rates of our courses with our target market.

Our business, particularly our distance learning business line, depends on our information technology infrastructure functioning properly and without interruptions. Several problems regarding our information technology structure, such as viruses, hackers, system interruptions and technical difficulties regarding our satellite transmissions of data, sound and image may have a material adverse effect on us and our business.

In addition, we face risks associated with unauthorized access to our systems, including by hackers and due to failures of our electronic security measures. These unauthorized entries into our systems can result in the theft of proprietary or sensitive information or cause interruptions in the operation of our systems. As a result, we may be forced to incur considerable expenses to protect our systems from electronic security breaches and to mitigate our exposure to technological problems and interruptions. Furthermore, our insurance coverage may not be sufficient to cover any damage we may suffer as a result of unauthorized access to our systems and other cybersecurity risks (see also “—We are not insured against all of the risks to which our business is exposed, and the insurance coverage we have may be inadequate to cover all losses and/or liabilities that we may incur in the course of our operations”).

See “—Failure to comply with data privacy regulations could result in reputational damage to our brands and adversely affect our business, financial condition and results of operations.”

Difficulties in identifying, opening and efficiently managing new hubs (whether operated by us or by third parties) and/or campuses on a timely basis as part of our organic growth strategy may adversely affect our business.

Our strategy includes expanding organically by opening new hubs (whether operated by us or third parties) and campuses and integrating them into our educational network. This growth plan creates significant challenges in terms of maintaining our teaching quality and culture, as a result of the complexity and difficulty of effectively managing a large number of hubs, campuses and programs. If we are unable to maintain our current quality standards, we may lose market share and be adversely affected.

Establishing new hubs and campuses poses important challenges and requires us to make significant investments in infrastructure, marketing, personnel and other preoperational expenses, mainly identifying if the city or location is economically sustainable for the opening of a new hub and/or a campus, identifying new hub partners and sites for lease, as well as identifying potential new partners where applicable. We prioritize identifying strategic sites, negotiating the lease of properties, building or refurbishing facilities (including libraries, laboratories, study rooms and classrooms), obtaining local permits, hiring and training faculty and staff and investing in administration and support.

If we do not succeed in identifying and establishing our hubs in a cost-effective manner, or if the MEC imposes conditions for the opening and operating of new hubs, our business may be adversely affected.

We may not be able to successfully expand our presence and performance in the distance learning market.

We may face difficulties in successfully operating our distance learning program and in implementing and investing in the technologies necessary to operate a successful distance learning program, where the technological needs, the expectations of our customers and market standards change rapidly. We have to quickly modify our products and services to adapt to new distance learning technologies, practices and standards. We may be adversely affected if current or future competitors introduce products or service platforms that are superior to those we offer, or if our resources are not adequate to develop and adapt our technological capabilities rapidly enough to maintain our competitive position.

In addition, the success of our distance learning programs depends on the general population having easy and affordable access to the internet, as well as on other technological factors that are outside of our control. If the internet becomes inaccessible or access costs increase to levels higher than current prices, or if the number of students interested in distance learning educational methods does not increase, we may be unable to successfully implement our distance learning program strategy, which would have an adverse effect on our growth strategy.

We may not be able to update, improve or offer the content of our existing programs to our students on a cost-effective basis.

To differentiate ourselves and remain competitive, we must continually update our courses and develop new educational programs, including through the adoption of new technological tools. Updates to our current courses and the development of new educational programs may not be readily accepted by our students or by the market. Also, we may not be able to introduce new educational programs at the same pace as our competitors or at the pace required by the labor market. If we do not adequately modify our educational programs in response to market demand, whether due to financial restrictions, unusual technological changes or otherwise, our ability to attract and retain students may be impaired and we may be materially adversely affected. Any such developments may have a material adverse effect on us.

We may face difficulties in effectively integrating and managing a growing number of hubs.

Our number of hubs has grown exponentially, from 72 as of December 31, 2016 to 545 as of December 31, 2019 and 709 as of December 31, 2020. We may face significant challenges in the process of integrating the operations of any new hubs with our existing hubs, such as the inability to manage a greater number of geographically dispersed employees and create and implement efficient uniform controls, procedures and policies, in addition to the incurrence of high integration costs. The anticipated benefits of the expansion we may pursue will not be achieved unless we successfully integrate the new hubs into our operations and effectively manage, market and apply our business strategy to them. We may also be unable to integrate faculty and personnel with different professional experience and from different corporate cultures, and our relationship with current and new employees, including tutors and professors, may be impaired. In addition, we may face challenges in entering into successful collective bargaining arrangements with unions due to differences in the negotiation procedures followed in the different geographic regions of the new hubs. See “—We could be adversely affected by the terms and conditions of collective bargaining agreements with the labor unions representing our tutors and professors and administrative employees or by strikes and other union activity.” If we are not able to manage our growth effectively, our business could be materially adversely affected.

Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the current rules of the SEC, starting with our second annual report following our initial public offering (i.e., in 2022) we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We cannot provide an estimate of the time required or costs expected to be incurred in connection with implementing a remediation plan. Remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities.

In addition, these new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, our financial condition and our results of operations.

In connection with the audit of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting as of December 31, 2020, which are described below. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim condensed consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to our insufficient accounting resources and processes necessary to comply with the reporting and compliance requirements of IFRS and the SEC. Specifically, we did not design and maintain effective controls over: (i) information systems and associated infrastructure, including but not limited to (x) managing access to our systems, data and end-user computing (EUC) controls, and (y) computer operations controls; (ii) the financial reporting closing process, including revenue recognition, especially in relation to tax adjustments in connection with the ProUni program, and the procedures in existence to maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions, especially in relation to the process of formal review of journal entries; and (iii) the accounting for stock-based compensation.

These material weaknesses did not result in a misstatement to our consolidated financial statements included herein. However, each of the material weaknesses described above could have resulted in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim condensed consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute material weaknesses.

In order to address these material weaknesses, we have adopted remediation plans, which we expect will contribute to improving our processes and internal controls environment.

Despite the fact that we are focused on implementing robust internal controls over financial reporting, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations.

Our revenues, expenses and, consequently, our operating results normally fluctuate as a result of seasonal variations in our business. Specifically:

•	Our distance learning undergraduate courses are structured around separate monthly modules. This enables students to enroll in distance learning courses at any time during a semester. Despite this flexibility, we generally experience a higher number of enrollments in distance learning courses in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, we generally experience a higher number of enrollments at the beginning of the first semester of each year than at the beginning of the second semester of each year. This is due to the high school calendar in Brazil in which classes conclude in December. In order to attract and encourage potential new students to enroll in our undergraduate courses later in the semester, we often offer discounts, generally equivalent to the number of months that have passed in the semester. As a result, we generally record higher revenue in the second and fourth quarters of each year. Revenue is also higher later in the semester due to lower dropout rates during that same period. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Revenue Recognition and Seasonality.”

•	A significant portion of our expenses are also seasonal. Due to the nature of our business cycle, a significant amount of selling and marketing expenses are required to cover costs in connection with the first semester intake, which in Brazil is typically in December, January and February.

As a result, we expect quarterly fluctuations in our revenues and operating results to continue. These fluctuations could result in volatility and adversely affect our performance, liquidity and cash flows. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our results of operations.

Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results.

We may face risks related to public health threats or outbreaks of communicable diseases. The outbreak of communicable diseases could result in a widespread health crisis that could adversely affect the global economy and our ability and our business partners’ ability to conduct business in Brazil for an indefinite period of time. For example, the recent outbreak in China of COVID-19 has spread across the globe, and is already resulting in a global or regional economic slowdown, a shutdown of production and supply chains and a disruption of international trade, all of which may negatively impact the postsecondary education industry.

For example, disruptions in public and private infrastructure, including communications and financial, could materially and adversely disrupt our normal business operations. We have transitioned a significant subset of our employee population to a remote work environment in an effort to mitigate the spread of COVID-19, which may exacerbate certain risks to our business, including an increased demand for information technology resources, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of sensitive personal information or proprietary or confidential information about us, our hub partners, our students or other third-parties. See “—Failure to prevent or detect a malicious cyberattack on our systems and databases could result in a misappropriation of confidential information or access to highly sensitive information.”

If our growth rate decelerates significantly, our future prospects and financial results would be adversely affected, preventing us from achieving profitability.

We believe that our growth depends on a number of factors, including, but not limited to, our ability to:

•	attract and retain students, thus increasing the number of students of our educational programs;

•	continue to introduce our educational programs to new markets;

•	provide high quality support to students and hub partners using our products and services;

•	expand our business and increase our market share;

•	compete with the products, services, offers, prices and incentives offered by our competitors;

•	develop new educational programs, products, services, offerings and technologies;

•	identify and acquire or invest in businesses, products, offerings or technologies that we believe may be able to complement or expand our operations; and

•	increase the positive perception of our brands, especially the “Uniasselvi” brand.

We may not be successful in achieving the above objectives. Any slowdown in the demand from students or hub partners for our services caused by changes in customer preferences, failure to maintain our brands, inability to expand our portfolio of products or services, changes in the Brazilian or global economy, taxes, competition or other factors may lead to a decrease in revenue or growth and our financial results and future prospects could be negatively affected. We expect that we will continue to incur significant expenses as a result of our efforts to continue growing, and if we cannot increase our revenue at a faster rate than the increase in our expenses, we will not be able to achieve profitability.

We may fail to meet any publicly announced quarterly and annual financial guidance, which would cause the price of our common shares to decline in value and our shareholders’ equity to be adversely affected.

Our management may publicly announce quarterly and annual guidance related to our operating and financial results, and cash generation estimates based on management’s expectations and assumptions. To the extent that it does, we cannot guarantee that we will meet any such publicly announced quarterly or annual estimates, and our operating and financial results and cash generation in any one quarter should not be relied upon as indicative of our future performance. Our ability to meet our estimates may be affected by certain factors, including: (1) poor business performance due to flaws in our information technology, our operations or management; (2) competition from existing and future competitors that operate in the same sectors in which we operate and that may offer technological solutions, products and/or services that are more attractive than ours; (3) the absence of qualified professionals to execute our strategies in the short, medium and long term; and (4) other risks to which we are exposed to, as disclosed elsewhere in this annual report. If our actual operating, financial and cash generation results fail to meet any public guidance that we announce, the price of our common shares could decline in value and our shareholders’ equity may be adversely affected.

Our working capital needs have increased, and may continue to increase for the near future.

We have historically relied on our cash flow generation to satisfy our working capital needs. If we do not increase our cash flow generation or gain access to additional capital, whether through a line or credit or other sources of capital, which may not be available on satisfactory terms or in adequate amounts, then our cash and cash equivalents may decline, which will have an adverse impact upon our liquidity and capital resources. We expect our working capital needs to increase as our business expands. If we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, which may harm our business, financial condition and results of operations.

If we are unable to attract, recruit, develop, retain or replace our key personnel or are unable to attract, retain and develop other qualified employees, our business, financial situation and operating results may be adversely affected.

We are dependent upon the ability and experience of a number of our key personnel who have substantial experience with our operations. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers could have a material adverse effect on our business, financial condition and results of operations. As of December 31, 2020, we do not carry any key man insurance against such risks.

In addition, in order for us to successfully compete and increase the number of customers, we need to attract, recruit, retain and develop talented employees generally, who can provide the required expertise across the entire spectrum of our needs for high quality products, services and educational content, including for sales and marketing. A number of our key employees have significant experience in our operations, and we must develop adequate succession plans to maintain continuity amidst the natural uncertainties of the labor force. The market for skilled staff is competitive, and we may not be successful in recruiting or retaining staff or we may not be able to effectively replace key employees who leave. We must also continue to hire additional staff to execute our strategic plans. Our efforts to retain and develop personnel may also result in significant additional expenses that could adversely affect our business and results of operations.

We cannot guarantee that qualified employees will remain in our employment or that we will be able to attract and retain qualified personnel in the future. In particular, we may not be able to achieve the anticipated revenue growth by expanding our sales and marketing teams if we are not able to attract, develop and retain qualified sales and marketing personnel in the future. Any failure to retain or hire key personnel could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, although we have entered into noncompetition agreements with our key personnel, they may nevertheless go work for our competitors, or create new competing businesses, after leaving us if we are unable to enforce such noncompetition agreements for any reason. Any such departure by key personnel may adversely affect us.

Increases in the price of certain inputs and in the fees of our third-party printer providers may result in an increase in our costs, which we may not be able to pass on to our students by adjusting our monthly tuition fees.

Our primary source of income is the monthly tuition payments we charge to our students. For the year ended December 31, 2020, payroll and social charge expenses represented 54.3%, sales and marketing represented 17.7%, materials represented 3.4%, lease payments represented 0.8% and utilities, cleaning and security costs represented 1.6% of our total costs and expenses, respectively. Personnel costs, lease values and the cost of electricity are adjusted regularly using indices that reflect changes in inflation levels. In addition increases in the price of the inputs used for editing and publishing the printed materials related to our educational platform, particularly the price of paper, the cost of printing services and publishing, as well as increases in the fees of our third party printer providers, which produce our printed educational materials, could adversely affect our results if we are not able to fully pass these cost increases on to our students.

Paper and postage prices are particularly difficult to predict and control. Paper is a commodity and its price may be impacted by fluctuations in foreign exchange rates and commodities prices, and can be subject to significant volatility. Our third-party printer providers have adjusted their fees to account for changes in prevailing market prices of their inputs, especially paper. Though we have historically been able to obtain favorable pricing through volume discounts, particularly as a result of our significant recent growth, no assurance can be provided that we will be able to continue to obtain favorable printing and publishing pricing. We cannot predict with certainty the magnitude of future price changes for paper, postage, and printing and publishing in general.

The tuition fees charged by our competitors, and the contractual arrangements and Brazilian legislation to which we are subject, may prevent us from passing on cost increases to our students by adjusting our monthly fees in a timely manner. If we are not able to transfer any increases in our costs to students by increasing the amounts of their monthly tuition fees, our operating results may be adversely affected.

We are subject to supervision by the MEC and, consequently, we may suffer sanctions as a result of noncompliance with any regulatory requirements.

Brazilian Federal Law No. 10,861/2004, regulated by Decree No. 9,235/2017, implemented the activities of supervision of postsecondary education entities and courses in the Brazilian federal education system. The Secretariat for Regulation and Supervision of Postsecondary Education (Secretaria de Regulação e Supervisão da Educação Superior), or SERES, of the MEC is responsible for the regular and special supervision of the corresponding courses and programs.

Regular supervision derives from complaints and allegations by students, parents and faculty members, as well as by public entities and the press. These complaints and allegations involve specific cases of entities with courses showing evidence of irregularities or deficiencies. We are subject to those complaints and representations. Special supervision, on the other hand, may be commenced by the MEC itself, based on its postsecondary education regularity and quality standards, and involves more than one course or entity, grouped according to the criteria chosen for the special supervision. These criteria may include unsatisfactory results in the National Exam for the Assessment of Student Performance (Exame Nacional de Desempenho de Estudantes), or ENADE, and the Difference Indicator between Expected and Actual Performance (Indicador de Diferença entre os Desempenhos Observado e Esperado), among other quality indicators, the history of course evaluations by the INEP, as well as compliance with specific legal requirements such as, for example, the minimum ratio between faculty members with master’s and doctorate degrees.

Administrative irregularities can include, among others: (i) unlicensed or irregular postsecondary courses; (ii) any outsourcing of postsecondary education activities; (iii) the failure to file a re-accreditation or recognition or renewal request with respect to postsecondary education courses within the time periods enacted by the MEC pursuant to Decree No. 9,235/2017; (iv) failure to comply with any penalties imposed by the MEC; and (v) failure to comply with educational legislation when offering postsecondary education courses.

If the MEC concludes, as part of its supervisory activities, that an irregularity constitutes an imminent risk or threat to students or the public interest, it may impose the following measures on the relevant educational institution for a period to be determined by the SERES: (i) suspend the admission of new students; (ii) suspend the offering of undergraduate or postgraduate lato sensu courses; (iii) suspend the institution’s discretionary ability to, among other things, create new postsecondary courses and establish course curricula, if applicable; (iv) suspend the license to establish new distance learning programs; (v) override any ongoing regulatory requests filed by the institution and prohibit new regulatory requests; (vi) suspend participation in the New FIES; (vii) suspend participation in PROUNI; and (viii) suspend or restrict participation in other federal education programs. The educational institution can contest the MEC’s findings by filing motions with the MEC or with Brazilian courts.

Upon completion of the supervisory process and to the extent the MEC concludes that there are administrative irregularities, SERES may apply the penalties provided for by Law No. 9,394/1996, namely (i) discontinue courses; (ii) directly intervene in the educational institution; (iii) temporarily suspend the institution’s discretionary ability to, among other things, create new postsecondary courses and establish course curricula, if applicable; (iv) disqualify the institution as an educational institution; (v) reduce the number of student vacancies; or (vi) temporarily suspend new student enrollments.

We are also subject to regulation by UNIEDU, a program of the state of Santa Catarina that provides scholarships for students to attend universities. If we do not comply with such regulations, we may be disqualified and stop receiving funding for corresponding programs, which may adversely affect our business, results of operations and financial condition.

We could be adversely affected by the terms and conditions of collective bargaining agreements with the labor unions representing our tutors and professors and administrative employees or by strikes and other union activity.

Our payroll and social charge expenses account for the majority of our total costs and expenses, or 54.3% and 48.6% of such costs and expenses for the year ended December 31, 2020 and the year ended December 31, 2019, respectively. Our faculty and administrative employees are represented by labor unions with a strong representation in the higher education sector and are covered by collective bargaining agreements or similar arrangements negotiated by associations representing employers and labor unions representing employees. Such collective bargaining agreements determine the length of the school day, the length of the school year, minimum compensation, raises for cost-of-living, vacations and fringe benefits, among other terms. These agreements are subject to annual renegotiation and may be so modified. We are not members of an association representing employers and we do not therefore participate in collective bargaining agreements negotiations. Typically, inflation rates have been used as a reference for annual wage increases; however, certain collective bargaining agreements may also provide for adjustments in excess of inflation for our faculty and administrative employees. We could also be adversely affected if we fail to achieve and maintain cooperative relationships with our tutors, professors’ or administrative employees’ unions or face strikes, stoppages or other labor disruptions by our tutors, professors or employees.

In addition, we may not be able to pass on any increase in costs arising from the renegotiation of collective bargaining agreements to the monthly tuition fees paid by students, which may have a material adverse effect on our business.

We operate in markets that are dependent on Information Technology (IT) systems and technological change. Failure to maintain and support customer-facing services, systems, and platforms, including addressing quality issues and execution on time of new products and enhancements, could negatively impact our revenues and reputation.

We use complex IT systems and products to support our businesses activities, including customer-facing systems, back-office processing and infrastructure. We face several technological risks associated with online product service delivery, information technology security (including virus and cyber-attacks), e-commerce and enterprise resource planning system implementation and upgrades. Our plans and procedures to reduce risks of attacks on our system by unauthorized parties may not be successful. Thus, our businesses could be adversely affected if our systems and infrastructure experience a failure or interruption in the event of future attacks on our system by unauthorized parties.

We rely upon a third-party data center service provider to host certain aspects of our platform and content and any disruption to, or interference with, our use of such services, could impair our ability to deliver our platform, resulting in customer dissatisfaction, damaging our reputation and harming our business.

We utilize data center hosting facilities from a global third-party service provider to make certain content available in our platform. Our operations depend, in part, on our provider’s ability to protect its facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. The occurrence of spikes in user volume, traffic, natural disasters, acts of terrorism, vandalism or sabotage, or a decision to close a facility without adequate notice, or other unanticipated problems at our provider’s facilities could result in lengthy interruptions in the availability of our platform, which would adversely affect our business.

We may pursue strategic acquisitions, investments and/or divestments. The failure of an acquisition, investment or divestment to produce the anticipated results, or the inability to integrate an acquired company fully, could harm our business.

We may undertake acquisitions, and we may from time to time submit non-binding proposals or acquire or invest in complementary companies or businesses, as part of our strategy to expand our operations, including through acquisitions or investments that may be material in size and/or of strategic relevance. We may also evaluate divestment opportunities whenever we believe that disposing of certain assets would be desirable for our business strategy. The success of any acquisition, investment or divestment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions, investments or divestments will produce the results that we expect at the time we enter into or complete a given transaction.

In addition, our previous and any future transactions involve a number of risks and challenges that may have a material adverse effect on our business and results, including the following:

•	the acquisition may not contribute to our commercial strategy or the image of our institution;

•	a future acquisition may be subject to approval by Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, or other regulatory authorities, which may deny the necessary approvals for, or impose conditions or restrictions on, the acquisition;

•	we may face contingent liabilities in connection with, among others things, (i) judicial and/or administrative proceedings of the acquired institutions, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings, and (ii) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory matters, all of which may not be sufficiently indemnifiable under the relevant acquisition agreement;

•	acquisition and divestment processes may require additional funds and/or may be time consuming and the attention of our management may be diverted from their day-to-day responsibilities and our operations;

•	our investments in acquisitions may not generate the expected returns, and we may mismanage administrative and financial resources as part of the integration process;

•	our divestments may not generate the expected outcomes;

•	the business model of the institutions we acquire may differ from ours, and we may be unable to adapt them to our business model or do so efficiently;

•	we may not be able to integrate efficiently and successfully the operations of the institutions we acquire, including their corporate cultures, personnel, financial systems, distribution or operating procedures;

•	certain transactions may impact our financial reporting obligations and the preparation of our consolidated financial statements, resulting in delays to such preparation;

•	the acquisitions may generate goodwill, the impairment of which will result in the reduction of our net income and dividends, and our financial statements may be affected as a result of the application of our accounting policies to the results of our acquisitions;

•	the transfer of management of the target institution resulting from a change of control or corporate restructuring must be notified to the MEC, within 60 days from the execution of the document implementing the change of control or corporate restructuring, and the MEC may impose additional restrictions on its reaccreditation; and

•	we may be unable to provide the acquired company with the necessary resources to support its operations and if, by the time of the reaccreditation of the acquired company with the MEC, the MEC finds that we have failed to meet any applicable reaccreditation requirements, it may impose restrictions or conditions on the reaccreditation of the acquired company, such as being prevented from increasing in vacancies and from admitting new students to the course; in addition the institution may become subject to the administrative supervision process.

We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing on favorable terms to complete any potential acquisition or other significant transaction and implement our expansion plans, our growth strategy may be materially and adversely affected.

In addition, we may face significant challenges in the process of integrating the operations of any acquired companies with our existing business, such as the inability to manage a greater number of geographically dispersed employees and create and implement efficient uniform controls, procedures and policies, in addition to the incurrence of high or unexpected integration costs. As of the date of this annual report, we have fully integrated the operations of our operating companies with our business. The anticipated benefits of the acquisitions we may pursue will not be achieved unless we successfully and efficiently integrate the acquired companies into our operations and effectively manage, market and apply our business strategy to them. We may also be unable to integrate faculty and personnel with different professional experience and from different corporate cultures, and our relationship with current and new employees, including tutors and professors, may be impaired. In addition, we may face challenges in entering into successful collective bargaining arrangements with unions due to differences in the negotiation procedures followed in the different geographic regions of the acquired companies. If we are not able to manage our expanded operations and these integrations effectively, our business could be materially adversely affected.

We may not be able to appropriately manage the expansion of our business and staff or the increased complexity of our software and platforms, or grow in our addressable market.

As of December 31, 2020, we experienced a period of significant expansion and are facing a number of expansion-related issues, such as the acquisition and retention of experienced and talented personnel, cash flow management, corporate culture and internal controls, among others. These issues and the significant amount of time spent on addressing them may result in the diversion of our management’s attention from other business issues and opportunities. In addition, we believe that our corporate culture and values are critical to our success, and we have invested a significant amount of time and resources building them. If we fail to preserve our corporate culture and values, our ability to recruit, retain and develop personnel and to effectively implement our strategic plans may be harmed.

We must constantly update our software and platform, enhance and improve our billing and transaction and other business systems, and add and train new software designers and engineers, as well as other personnel, to accommodate the increased use of our platform and the new solutions and features we regularly introduce. This process is time-intensive and expensive, and may lead to higher costs in the future. Furthermore, we may need to enter into relationships with various strategic partners, other online service providers and other third parties necessary to our business. The increased complexity of managing multiple commercial relationships could lead to execution problems that can affect current and future revenues, and operating margins.

We cannot assure you that our current and planned platform and systems, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. In addition, our current expansion has placed a significant strain on management and on our operational and financial resources, and this strain is expected to continue. Our failure to manage growth effectively could seriously harm our business, results of operations and financial condition.

The ability to attract, recruit, retain and develop qualified employees is critical to our success and growth.

In order for us to successfully compete and grow, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. We must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure you that qualified employees will continue to be employed, that we will manage them successfully, or that, in the future, we will be able to attract qualified personnel with similar skills and expertise at equivalent cost and retain them. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

We utilize third-party logistics service providers for the shipping of all of our collections of printed teaching materials. The successful delivery of our materials to our clients depends upon effective execution by our logistics team and such service providers. Any material failure to execute properly for any reason, including damage or disruption to any service providers’ facilities, would have an adverse effect on our business, financial condition and results of operations.

The delivery of printed books to our hubs and campuses is a seasonal activity, with a cycle beginning with the creation and revision of content generally from April to July, the purchase of printing services from August to October, and delivery from November to January. We have expanded our operations rapidly since our inception. As our size increases, so does the size and complexity of our logistics operation.

There is a high volume of deliveries in November and December, requiring significant involvement in inventory/demand management and relationship and planning alongside the printers. In an industry where one of the most valued indicators is the timely delivery of printed materials, failure to meet deadlines, inadequate logistical planning, disruptions in distribution centers, deficient inventory management, and failure to meet client requirements may damage our reputation, increase returns of our materials or cause inventory losses, and negatively impact our gross margins, results of operations and business.

Substantially all of the inventory for our printed teaching materials is located in warehouse facilities leased and operated by us and then delivered by a third-party shipping company that handles shipping of all physical learning materials. If our logistics service providers fail to meet their obligations to deliver teaching materials to partner schools in a timely manner, or if a material number of such deliveries are incomplete or contain assembly errors, our business and results of operations could be adversely affected. Furthermore, a natural disaster, fire, power interruption, work stoppage or other unanticipated catastrophic event, especially during the period from August through October when we are awaiting receipt of most of the curriculum materials for the academic year and have not yet shipped such materials to our hubs and campuses, could significantly disrupt our ability to deliver our products and operate our business. If any of our material inventory items, warehouse facilities or distribution centers were to experience any significant damage, we would be unable to meet our contractual obligations and our business would suffer.

The interests of our management team may be focused on certain considerations which may not coincide with your interests. In addition, our shareholders may suffer dilution of their interests in our issued share capital and in the value of their investments due to new stock option grants.

Our directors, officers and members of our management, among others, own shares in the Company and/or are beneficiaries under our share-based incentive plans. We implemented our first share-based incentive plan in 2017 and a second share-based incentive plan in 2020. Due to the issuance of stock options to members of our management team, a significant portion of their compensation is closely tied to our results of operations (as measured by our Adjusted EBITDA) or the price of common shares, which may lead such individuals to direct our business and conduct our activities with an emphasis on certain considerations which may not coincide with your interests. As a result of these factors, the interests of our management team may not coincide with the interests of our other shareholders.

Our share-based incentive plans provide for the granting of stock options to participants. Once the options have been exercised by the participants, our board of directors will authorize a share capital increase by means of the issuance of new shares to be subscribed by participants. Our shareholders will suffer dilution of their interests in our issued share capital and in the value of their investments.

We have reserved up to 5.0% of our common shares for issuance under our equity incentive plans.

In case of new stock option grants, whether under existing plans or new plans that may be approved by our shareholders at the shareholders’ meeting, our shareholders will be subject to additional dilution. For additional information on our stock option plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation” for additional information.

We may be held liable for extraordinary events that may occur at our hubs and/or campuses, which may have an adverse effect on our image and, consequently, our results of operations.

We may be held liable for the actions of principals, coordinators, tutors, professors, employees or other persons connected to us or to third-party service providers, at our hubs and campuses, including allegations of noncompliance by principals, coordinators, tutors, professors or other employees, connected to us or to our hub partners, as the case may be, with specific legislation and regulations implemented by the MEC relating to our programs. In the event of accidents, injuries or other damages affecting students at our campuses or hubs, we may face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injury. We may also be subject to claims alleging that tutors, professors or other employees committed moral or sexual harassment or other unlawful acts. Our insurance coverage may not cover certain indemnifications we may be required to pay, be insufficient to cover these types of claims, or may not cover certain acts or events, and we may also not be able to renew our current insurance policies under the same terms. Such liability claims may affect our reputation and harm our financial results.

We are not insured against all of the risks to which our business is exposed, and the insurance coverage we have may be inadequate to cover all losses and/or liabilities that we may incur in the course of our operations.

We are not insured against all of the risks to which our business may be exposed. Furthermore, the insurance coverage we have may be inadequate or insufficient to cover all losses and/or liabilities that we may incur in the course of our operations. Our existing insurance coverage may also impose conditions for claims with which we may not be able to comply, as a result of which our insurance providers may refuse coverage for losses and/or liabilities that we may incur in the course of our operations. In addition, we may not be able to renew our existing insurance coverage on favorable terms or at all. Accordingly, if we incur a significant liability or loss for which we are not fully insured, our business, financial condition and results of operations could be adversely affected.

We may face restrictions and penalties, and may be subject to proceedings, under the Brazilian Consumer Protection Code in the future.

Brazil has a series of strict consumer protection laws, referred to collectively as the Brazilian Consumer Protection Code (Código de Defesa do Consumidor), or the Consumer Protection Code. These laws apply to all companies in Brazil that supply products or services to Brazilian consumers. They include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations.

These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor), or PROCONs, which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as from the National Secretariat for Consumers (Secretaria Nacional do Consumidor), or SENACON. Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta), or TAC.

Brazilian public prosecutors may also commence investigations of alleged violations of consumer rights and require companies to enter into TACs. Companies that violate TACs face potential enforcement proceedings and other potential penalties such as fines, as set forth in the relevant TAC. Brazilian public prosecutors may also file public civil actions against companies who violate consumer rights or competition rules, seeking strict adherence to the consumer protection laws and compensation for any damages to consumers. In certain cases, we may also face investigations and/or sanctions by the CADE, in the event our business practices are found to affect the competitiveness of the markets in which we operate or the consumers in such markets.

In addition, we may also be subject to legal proceedings by current and/or former students alleging breaches of rights granted by the Consumer Protection Code. Even if unsuccessful, these claims may cause negative publicity, reduce enrollment numbers, increase drop-out rates, entail substantial expenses and divert the time and attention of our management, materially adversely affecting our results of operations and financial condition.

We may be adversely affected if we are unable to maintain consistent educational quality throughout our network, including the education materials of our campuses and hubs, or keep or adequately train our faculty, or ensure that our hub partners will maintain their facilities, equipment and team compatible with our required standards at all time.

Our teaching faculty, including tutors and teachers at our hubs and campuses, is essential for maintaining the quality of our programs and the strength of our brand and reputation. We promote training in order for our faculty to attain and maintain the qualifications we require and for us to provide updating programs on trends and changes in their areas. Due to shortages in the supply of qualified professors or tutors, competition for hiring and retaining qualified professionals has increased substantially. We cannot assure you that we will succeed in retaining our current professors or tutors or recruiting or training new professors or tutors who meet our quality standards, particularly as we continue to expand our operations in new regions.

The quality of our academic curricula and the infrastructure of our hubs and campuses are also key elements of the quality of the education we provide. We cannot assure you that we will succeed in identifying facilities with adequate infrastructure for our new hubs, develop adequate infrastructure in properties we acquire or have enough resources to continue expanding through acquisitions or development of new projects. In addition, we cannot assure you that we will be able to develop academic curricula for our new programs with the same levels of excellence as existing programs and meeting the standards set forth by the MEC. Shortages of qualified tutors and professors, adequate infrastructure or quality academic curricula for new programs according to our business model and the parameters set forth by the MEC, may have a material adverse effect on our business.

Furthermore, the success of our commercial strategy depends on our strategic alliances with our network of hub partners, and on our ability to cooperate effectively with our hub partners. This cooperation depends, in part, on our partners having facilities, equipment and personnel compatible and otherwise able to cooperate with our own. Our partners are independent entities, each of which is responsible for their own installations, the maintenance of adequate equipment and the training of personnel. We may not be able to ensure that our partners will maintain adequate facilities and equipment or that their teams will be sufficiently trained to cooperate effectively with us.

See also “—If we are not able to maintain our current MEC evaluation ratings and the evaluation ratings of our students, we may be adversely affected.”

Our business depends on the continued success of our brand “Uniasselvi,” and if we fail to maintain and enhance recognition of our brand, we may face difficulty enrolling new students, and our reputation and operating results may be harmed.

We believe that market awareness of our brand “Uniasselvi” has contributed significantly to the success of our business. Maintaining and enhancing our brand are critical to our efforts to grow student enrollments. We rely heavily on the efforts of our sales force and our marketing channels, including online advertising, search engine marketing, social media and word-of-mouth. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition. We have devoted significant resources to our brand promotion efforts in recent years, but we cannot assure you that these efforts will be successful. Additional efforts to promote our brand, or increases in the costs we incur to promote our brand may also result in significant additional expenses, which could adversely affect our profitability. Our ability to attract new customers and retain our existing customers depends on our investments in our brands, on our marketing efforts and the success of our sales team, and the perceived value of our services in comparison with our competitors. If customers fail to distinguish our brands and the content we offer from our competitors, this may lead to decreased sales and revenue, lower margins or a decline in the market share of our brands. If our marketing initiatives are unsuccessful or become less effective, if we are unable to further enhance our brand recognition, if we incur excessive marketing and promotion expenses, if our brand image is negatively impacted by any negative publicity, or if our customers or third parties misuse our brands in a way that results in a poor general perception of our brands, our business and results of operations could be materially and adversely affected.

In addition, if any of our hub partners engages in unlawful activities, the general public may associate such hub partner’s behavior with our brand, generating negative publicity that may adversely affect our reputation.

Our reputation may be negatively influenced by the actions of other for-profit and private institutions.

In recent years, there have been a number of regulatory investigations and civil litigation matters targeting postsecondary for-profit education institutions in Brazil and private higher education institutions in other countries.

These investigations and lawsuits have alleged, among other things, deceptive trade practices, noncompliance with MEC regulations, and breach of the requirement that universities be operated as not-for-profit institutions. These allegations have attracted adverse media coverage and have been the subject of federal and state legislative hearings and investigations in the Brazil and in other countries. Allegations against the postsecondary for-profit and private education markets may affect general public perceptions of for-profit and private educational institutions, including institutions in our network and us, in a negative manner. Adverse media coverage regarding other for-profit or private educational institutions or regarding us directly or indirectly could damage our reputation, reduce student demand for our programs, materially adversely affect our revenues and operating profit or result in increased regulatory scrutiny.

If we are not able to maintain our current MEC evaluation ratings and the evaluation ratings of our students, we may be adversely affected.

We and our students are regularly evaluated and rated by the MEC. If our hubs, campuses, programs or students receive lower scores from the MEC than in previous years in any of its evaluations, including the General Courses Index (Índice Geral de Cursos), or IGC, the CI, and the ENADE, we may experience a reduction in enrollment and be adversely affected by perceptions of decreased educational quality, which may negatively affect our reputation and, consequently, our results of operations and financial condition.

The number of new distance learning educational hubs which are able to open each year is contingent on our CI: (i) a CI equal to 3 allows us to open 50 new distance learning educational hubs per year; (ii) a CI equal to 4 allows us to open 150 new distance learning educational hubs per year; and (iii) a CI equal to 5 allows us to open 250 new distance learning educational hubs per year. In case of noncompliance with the requirements by the MEC or unsatisfactory evaluation, our rating may be lower and the authorization to open new hubs may be reduced. Such reduction may adversely affect our growth strategy. Finally, in the event that any of our programs receive unsatisfactory evaluations, the higher education institution offering the programs may be required to enter into an agreement with the MEC setting forth proposed measures and timetables to improve the program and remedy the unsatisfactory evaluation. Noncompliance with the terms of the agreement may result in additional penalties on the institution. These penalties could include, but are not limited to, suspending our ability to enroll students in our programs, denial of accreditation or reaccreditation of our institutions or prohibiting us from holding regular class sessions, all of which can adversely affect our results of operations and financial condition.

Our success depends on our ability to operate in strategically located property that is easily accessible by public transportation.

We believe that urban mobility, public transportation systems and transportation costs in many Brazilian cities make the location and accessibility of hubs a decisive factor for students choosing an educational institution. Therefore, a key component of the success of our business consists in finding, renting and/or buying strategically located property that meets the needs of our students. We cannot guarantee that we will be able to keep our current property or acquire new property that is centrally located in the future. In addition, acquisition costs, costs associated with improvements, construction, and repairs of existing properties and rental values for the properties we use might increase in the future and could have a material adverse effect on our business. Finally, due to demographic and socioeconomic changes in the regions in which we operate, we cannot guarantee that the location of our hubs will continue to be attractive and convenient to students.

The quality of the pedagogical content we deliver to our clients is significantly dependent upon the quality of our editors, publishers and purchased content.

The educational materials we provide are a combination of content developed by our internal production team and content purchased from certain publishers in our market. Our editorial team is responsible for producing our materials, working in conjunction with our technology team, to implement additional features and technology delivery. Our content production process requires significant coordination among different teams as well as qualified personnel with appropriate skill sets to ensure the quality of our pedagogical content is maintained. We may not be able to retain, recruit or train qualified employees to produce pedagogical content that meets our standards. Delays in the delivery of content purchased from authors may have a severe impact on our annual content creation schedule. Additionally, a shortage of qualified editors, employees, publishers or suitable purchased content or a decrease in the quality of produced or purchased content, whether actual or perceived, or a significant increase in the cost to engage or retain qualified personnel or acquire content, would have a material adverse effect on our business, financial condition and results of operations.

Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations.

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality and intellectual property license and assignment agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of the date of this annual report, we did not have issued patents or patent applications pending in or outside Brazil. We are party to several agreements with third party authors with respect to educational content, for indefinite terms. As of December 31, 2020, we owned 29 trademarks. As of the date of this annual report, we owned 47 registered domain names in Brazil. We also have four pending trademark applications in Brazil and unregistered trademarks that we use to promote our brand. Our brand is not a registered trademark in the U.S. From time to time, we expect to file additional patent, copyright and trademark applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. Any dismissal of our “Uniasselvi” trademark application may impact our business. Third parties may challenge any patents, copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our patents, copyrights, trademarks and other proprietary rights and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

Furthermore, we cannot guarantee that:

•	our intellectual property and proprietary rights will provide competitive advantages to us;

•	our competitors or others will not design around our intellectual property or proprietary rights;

•	our ability to assert our intellectual property or proprietary rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

•	our intellectual property and proprietary rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;

•	any of the patents, trademarks, copyrights, trade secrets or other intellectual property or proprietary rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned; or

•	we will not lose the ability to assert our intellectual property or proprietary rights against, or to license our intellectual property or proprietary rights to, others and collect royalties or other payments.

If we pursue litigation to assert our intellectual property or proprietary rights, an adverse decision in any of these legal actions could limit our ability to assert our intellectual property or proprietary rights, limit the value of our intellectual property or proprietary rights or otherwise negatively impact our business, financial condition and results of operations. If the protection of our intellectual property and proprietary rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused in the marketplace and our ability to attract customers may be adversely affected.

We may in the future be subject to intellectual property claims, which are costly to defend and could harm our business, financial condition and operating results.

Because of the large number of authors that participate in our publications, from time to time, third parties may allege in the future that we or our business infringe, misappropriate or otherwise violate their intellectual property or proprietary rights, including with respect to our publications. We cannot guarantee that we are party to enforceable agreements with all the counterparties that have purportedly assigned copyrights or other intellectual property rights to us. If any such agreements are found to be void or are otherwise unenforceable, we could be subject to legal proceedings and the payment of significant fines for unauthorized use of intellectual property. In addition, many companies, including various “non-practicing entities” or “patent trolls,” are devoting significant resources to developing or acquiring patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. We have not exhaustively searched patents related to our technology. In addition, the publishing industry has been, and we expect in the future will continue to be, the target of counterfeiting and piracy. We may implement measures in an effort to protect against these potential liabilities that could require us to spend substantial resources. Any costs incurred as a result of liability or asserted liability relating to sales of unauthorized or counterfeit educational materials could harm our business, reputation and financial condition.

Third parties may initiate litigation against us without warning. Others may send us letters or other communications that make allegations without initiating litigation. We may in the future receive such communications, which we will assess on a case-by-case basis. We may elect not to respond to the communication if we believe it is without merit or we may attempt to resolve disputes out-of-court by electing to pay royalties or other fees for licenses or out-of-court settlements for unforeseeable amounts. If we are forced to defend ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, inability to use our current website or inability to market our service or merchandise our products. As a result of a dispute, we may have to develop non-infringing technology, including partially or fully revise any publication that infringes intellectual property rights, enter into licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be unavailable on terms acceptable to us or may be costly or unavailable. If we are unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices, as appropriate, on a timely basis, our reputation or our brands, our business and our competitive position may be affected adversely and we may be subject to an injunction or be required to pay or incur substantial damages and/or fees and/or royalties.

Most of our services are provided using proprietary software, and our software is mainly developed by our employees, who do not specifically assign to us their copyrights over the software and we are unable to assure you that we have adequate agreements with all of our employees to provide for the assignment of software rights. While applicable law establishes that employers shall have full title over rights relating to software developed by their employees, we could be subject to lawsuits by former employees claiming ownership of such software. As a result, we may be required to obtain licenses of such software, incurring costs relating to payments of royalties and/or damages and we may be forced to cease the use of such software. If we are unable to use certain of our proprietary software as a result of any of the foregoing or otherwise, this could have a material adverse effect on our business, financial condition and results of operations.

In addition, we use open source software in connection with certain of our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute or use open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations.

We may lose bargaining power with our hub partners if they organize themselves into negotiating blocs, which could have an adverse effect on our business.

Although our hub partners are spread across the country and the education market in Brazil is extremely fragmented, which reduces the capacity of the hub partners to organize themselves and reduces the bargaining power of individual hub partners, groups of hub partners could organize as blocs or syndicates in an attempt to negotiate greater contractual benefits. If our hub partners organize themselves as blocs in an attempt to negotiate greater contractual benefits, we would be required to devote additional resources to contract negotiations and could face additional challenges in dealing with our hub partners. We could be forced to offer higher percentage over the tuition fee collected by us from students to hub partners or provide other contractual benefits in an effort to maintain and expand our market share. If we lose bargaining power with our hub partners, we cannot guarantee that we will be able to charge students at profitable prices, which would adversely affect our business, financial condition and results of operations.

Unfavorable decisions in our legal or administrative proceedings may adversely affect us.

We are party to legal and administrative proceedings arising from the ordinary course of our business or from nonrecurring corporate, tax or regulatory events, involving our suppliers, hub partners, students and faculty members, as well as tax authorities, especially with respect to civil, tax and labor claims. We, or our Controlling Shareholders, directors or officers may, in the future, be party to legal and administrative proceedings, involving the same or other aspects of our business. We cannot guarantee that the results of these proceedings will be favorable to us or that we have made sufficient provisions for liabilities that may arise as a result of these or other proceedings. Even if we adequately address issues raised by any inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or those lawsuits or claims. Adverse decisions in material legal, arbitration or administrative proceedings, even if such proceedings are without merit, may adversely affect our reputation, results of operations and the price of our common shares.

We and our hub partners are periodically required to obtain or renew local licenses and permits, including licenses from the fire department, for some of the real estate we use. Failure to obtain renewals of these licenses and permits in a timely manner may result in penalties, including closures of certain hubs.

The use of our and our hub partners’ buildings is subject to the successful acquisition of an occupancy permit (Habite-se), or equivalent certificate, issued by the municipality where the property is located, certifying that the building has no deficiencies and has been built in accordance with the project specifications approved by such municipality. In addition, nonresidential properties are required to have a use and operations license and/or permit, issued by the competent municipality, and a fire department inspection certificate, issued by the fire department, prior to being used regularly. Such licenses typically expire and must be renewed, occasionally with an associated renewal fee. We and our hub partners may be unable to obtain or duly renew the required licenses and authorizations for the future operation of facilities. In addition, our hub partners are independent entities, and we cannot guarantee that our hub partners will duly obtain or renew local licenses and permits.

The absence of such licenses may result in penalties ranging from fines to forced demolition of the areas that were not built in compliance with applicable codes or, in a worst case scenario, closure of the hubs lacking the licenses and permits. Any penalties imposed, and in particular the forced closure of any of our hubs, may result in a material adverse effect on our business. Moreover, in the event of any accident at our hubs, the lack of such licenses may result in civil and criminal liability, as well as cause the cancellation of eventual insurance policies for the respective hub. Any such developments may have a material adverse effect on us and on our reputation.

Student protests and strikes may disrupt our ability to hold classes as well as our ability to attract and retain students, which could materially adversely affect our operations.

Political, social and economic developments in Brazil may cause protests and disturbances against such conditions, including policies relating to the operation and funding of higher education institutions. These disturbances may involve protests on university campuses, including the occupation of university buildings and the disruption of classes. We are unable to predict whether students at hubs and campuses in our network will engage in various forms of protest in the future. Should we sustain student strikes, protests or occupations in the future, it could have a material adverse effect on our ability to attract and retain students as well as on our results of operations and on our overall financial condition. Further, we may need to make additional investments in security infrastructure and personnel on our campuses in order to prevent future student protests from disrupting the ability of our hubs and campuses to hold classes. If we are required to make substantial additional investments in security, or if we are unable to identify security enhancements that would prevent future disruptions of classes, that could cause an adverse effect on our results of operations and financial condition. In addition, we may need to pay overtime compensation to certain of our faculty and staff, which may increase our overall costs.

We are currently in the process of registering and annotating certain lease agreements or amendments to lease agreements relating to some of the properties we use.

The lease agreements regarding certain real estate properties we use are currently in the process of being registered and annotated with the applicable real estate registry offices. We may be delayed in registering and annotating our lease agreements or may not be successful in registering our lease agreements due to unforeseen obstacles which may be outside of our control.

Pursuant to Brazilian law, lessees have a right of first refusal in the event that the property they occupy is to be transferred. However, the lessee will only be able to enforce such right against third-parties if the lease agreement is annotated in the property’s real estate records. If the lease is not annotated, the lessee is only entitled to pursue indemnification for losses and damages against the lessor/seller. Brazilian law also provides for a special regime applicable to the leases of real estate properties used for educational purposes that are authorized and inspected by the public authorities, which limits the range of causes of action for eviction of the lessee to the following cases: (i) mutual agreement; (ii) breach of contract or legal violation; (iii) default in the payment of rent and other charges; (iv) need of urgent repairs determined by the public authorities that cannot be regularly completed with the presence of lessee; or (v) in the event the landowner, the committed purchaser or the committed assignee (upon the payment in full of the purchase price or otherwise expressly authorized by the landowner and as long as the title is registered in the real estate record file of the leased real estate property) requests the delivery of the real estate property for purposes of demolition, edification, license or renovation that results in the increase of at least 50% of the useable area of the real estate property.

In the event the eviction is based on items “iv” and “v” above, the eviction order may only be enforced one year of after it is made (except in the event the eviction lawsuit takes longer than one year between summons and sentence, in which case the eviction order shall only be enforced after six months of its decree). Specifically with regard to leased properties where educational services are provided, the eviction order may only be enforced in six up to twelve months from the eviction order and must coincide with the school holidays.

Any areas of the leased property used for activities other than educational services (such as administrative buildings, offices, parking lots, among others) are subject to the regular treatment under Brazilian law. If any such areas are sold to third parties during the term of the lease and the lessee does not exercise its right of first refusal, the new owner will be entitled to terminate the lease upon a 90-day prior written notice, counted as from the date of such acquisition, and the lessee will be required to vacate the real estate property, unless (i) the term of the lease is specified in the lease agreement; (ii) the lease agreement contains an effectiveness clause that provides for the maintenance of the terms and conditions of the lease in the event of a transfer of the leased property; and (iii) the lease agreement is duly registered in the real estate records of the leased property. If the new owner does not require the lessee to vacate the property within 90 days from the acquisition, the new owner will have to abide by the lease until through to its maturity.

If we fail to register our lease agreements and one of the real estate properties we occupy is sold to third parties without the lessor respecting our right of first refusal, we will not have the right to buy the real estate property and will solely be able to pursue an action for damages and/or indemnification. In addition, with regard to the real estate properties that are used for activities other than educational services, if their respective lease agreements are not registered in the relevant real estate record file, the new owner will be entitled to terminate the lease upon a 90-day prior written notice and, in such case, we will be forced to vacate such real estate property and our business may be adversely affected.

We may not be able to renew the lease agreements for hubs and campuses.

As of the date of this annual report, we and our hub partners lease all of the real estate properties in which activities are conducted.

According to Brazilian law, a lessee has the right to renew existing leases for subsequent terms equal to the original term of the lease. In order for a lessee to enforce this right, the following criteria must be met: (i) the non-residential lease agreement must have a fixed term equal to or greater than five consecutive years, or, in the event there is more than one agreement or amendment thereto regarding the same real estate property, the aggregate term in any such agreement and amendment must be equal to or greater than five consecutive years; (ii) the lessee must have been using the real estate property for the same purpose for a minimum period of three years; and (iii) the lessee must claim the right of renewal at the most one year and at least six months prior to the end of the term of the lease agreement by filing a renewal lawsuit.

Lease agreements with terms lasting less than five years are not entitled to a right of renewal and, as a result the lessor has the right to refuse renewal of the lease upon expiration of its term. Certain lease agreements relating to some of our hubs and campuses have terms lasting less than five years.

If we or our hub partners are forced to close any hubs or campuses due to the termination of a lease agreement and are unable to renew the lease, our business and results of operations may be adversely affected.

If we and our hub partners are unable to upgrade our respective hubs and campuses, they may become less attractive to students and we may fail to grow our business.

All of our hubs and campuses, as well as those of our hub partners, require periodic upgrades to remain attractive to students. Upgrading the facilities at our hubs and campuses or those of our hub partners could be difficult for a number of reasons, including the following:

•	the applicable properties may not have the capacity or configuration to accommodate proposed renovations;

•	construction and other costs may exceed the funds available and/or we or our hub partners may be unable to obtain financing to fund such costs;

•	it may be difficult and expensive to comply with local building and fire codes; and

•	we or our hub partners may not be able to negotiate reasonable terms with our landlords or developers or complete the work within acceptable time frames.

Failure by us or our hub partners to upgrade the facilities of our hubs and campuses or those of our hub partners, as applicable could lead to lower enrollment and could cause a material adverse effect on our business, financial condition and results of operations.

Our indebtedness may adversely affect our businesses.

As of December 31, 2020 and December 31, 2019, our total consolidated indebtedness (consisting of lease liabilities, accounts payable from acquisition of subsidiaries and a loan agreement with Banco Santander (Brasil) S.A.) was R$576.0 million and R$482.7 million, respectively. Our consolidated indebtedness may:

•	limit our capacity to obtain new credit facilities;

•	require that we dedicate a substantial portion of our cash flow to service debt payments, which may affect our ability to use our cash flow for working capital, capital expenditures and other general corporate purposes, in addition to complying with our obligations;

•	limit our flexibility to plan and react to changes in our businesses and in the sector in which we operate;

•	put us at a disadvantage with our competitors, who may have lower levels of indebtedness; and

•	increase our vulnerability to negative economic and industrial conditions, including variations in interest rates or stagnation of our business results or of the economy as a whole.

As a result of our strategy of growing through acquisitions of new entities, we may need additional funds to implement our strategy. If we cannot obtain adequate financing to conclude any potential acquisition and implement our expansion plans, for example as a result of financial institutions declining to extend credit to us on favorable terms or at all due to our existing levels of indebtedness, our growth strategy will be affected and this could have a material adverse effect on our business, financial condition and results of operations.

For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

In certain circumstances, acquisitions of educational institutions must be approved by the CADE.

Brazilian legislation provides that acquisitions of educational institutions meeting certain requirements must be approved by the CADE prior to the completion of the acquisition if one of the companies or group of companies involved has gross annual revenues in Brazil of at least R$750.0 million in the year immediately prior to the acquisition and any other party has gross income of at least R$75.0 million in that same period. As part of this process, the CADE must determine whether the specific transaction affects the competitiveness of the market in question or the consumers in such markets. The CADE may not approve our future acquisitions or may condition approval of our acquisitions on our disposal of some of the operations of the target of the acquisition, or impose restrictions on the operations and commercialization of the target. Failure to obtain approval for future acquisitions or any conditional approvals of future acquisitions may result in expenses that may adversely affect our results of operations and financial condition.

We depend on our subsidiaries’ financial results, and we may be adversely affected if the performance of our subsidiaries is not positive or if the Brazilian government imposes taxes or restrictions on the distribution of dividends or interest on shareholders’ equity by subsidiaries to parent companies.

We control a number of subsidiary companies that carry out the business activities of our corporate group. Our ability to comply with our financial obligations and to pay dividends to our shareholders depends on our ability to receive distributions from the companies we control, which in turn depends on the cash flow and profits of those companies. There is no guarantee that the cash flow and profits of our controlled companies will be sufficient for us to comply with our financial obligations and pay dividends or interest on shareholders’ equity to our shareholders. In addition, during the last presidential campaign in Brazil, the current government proposed revoking certain tax exemptions relating to dividends. If enacted, these measures would increase the tax expenses associated with any dividend or distribution, which could impact our ability to pay any future dividends or cash distributions and to receive dividends or cash distributions from our subsidiaries.

Moreover, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations. Furthermore, we may be adversely affected if the Brazilian government imposes legal restrictions on dividend distributions by our Brazilian subsidiaries and exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our common shares,” “—Risks Relating to Brazil —Economic uncertainty and political instability in Brazil may harm us and the price of our common shares” and “Item 8. Financial information—A. Consolidated statements and other financial information—Dividends and Dividend Policy.”

We and our subsidiaries may be held directly or indirectly responsible for labor claims pursuant to contracted services.

To meet the needs of our students and offer greater comfort and quality in all areas and aspects of our activities, we depend on hub partners, service providers and suppliers, engaged by us or by our hub partners, for services such as cleaning, maintenance, construction and security. We may be adversely affected if these third-party service providers, hub partners and suppliers do not meet their obligations under Brazilian labor laws. In particular, according to Brazilian law we may be liable to the employees of hub partners, these service providers and suppliers for labor obligations of these service providers and suppliers, and may also be fined by the relevant authorities. If we are held liable for such claims, we may be adversely affected.

We are subject to environmental laws and regulations, which may become more stringent in the future and increase our obligations and capital investments with respect to their compliance.

We are subject to several environmental municipal, state and federal laws. Compliance with these laws and regulations is monitored by governmental agencies and bodies that may impose, among others, administrative sanctions on us. These sanctions may include, among other consequences, penalties, such as fines, revocation of our licenses and authorizations, and the temporary or permanent suspension of our activities. In addition, governmental agencies or other authorities may also significantly delay or deny the issuance of permits and authorizations required for our operations, preventing us from making constructions and improvements in our hubs and/or campuses.

The enactment of more stringent laws and regulations or more stringent interpretations of existing laws and regulations may force us to increase our capital expenditures relating to environmental compliance, therefore diverting funds from previously planned investments. These changes could have a material adverse effect on us.

Brazilian legislation establishes that individual or legal entities that conduct activities deemed harmful to the environment will be subject to administrative and criminal liabilities in case of environmental infractions or crimes. In addition, when the misconduct of individuals or legal entities causes environmental damage, such legal entities or individuals are required to remedy it, as a civil environmental liability consequence. In this regard, civil environmental liability pursuant to environmental legislation is strict, joint and several, pursuant to which anyone whose activity may be linked to the environmental damage may be held liable. Nonetheless, the right of redress is guaranteed against the legal entities/individuals that actually caused such damages.

Any delay or denial by environmental agencies of the issuance or renewal of our licenses, as well as our inability to meet the requirements of the environmental agencies during the licensing process, or any environmental liability we may be subject to in the future, may materially adversely affect our reputation, our business and our results of operations.

We may be adversely affected if the Brazilian government changes its investment strategy with respect to education.

According to Law No. 9,394/96, providing education is a duty of the government and of the family, and private education is allowed, in accordance with the terms set forth in applicable law. Historically, direct public investments by the Brazilian government in postsecondary education have been limited to specific schools that are centers of excellence. The limited number of positions available and the competitive nature of the admission process to these institutions significantly restrict access to these institutions by students. However, the Brazilian government may change its policy and increase the competition we face by (i) increasing the level of public investment in basic education and postsecondary education in general, opening a higher amount of positions and increasing the quality of education offered by public entities; and (ii) shifting resources from schools that are centers of excellence and research to public higher education institutions accessible to middle- and low-income working adults, who are our target students. The introduction and extension of affirmative action admission policies by federal and state schools based on income, race or ethnicity criteria could also heighten the level of competition in the industry. In addition, the Brazilian government could reduce investment in public primary and secondary schools, which would diminish the number of students seeking postsecondary education and, in turn, demand for the courses we offer. Any policy change affecting the level of public investment in education may adversely affect us.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations. In particular, we are subject to the Brazilian Anti-corruption Law No. 12,846/2013, the Brazilian Federal Decree No. 8,420/2015, the Brazilian Decree-Law No. 2,848/1940, the Brazilian Law No. 9,613/1998, the Brazilian Law 8,666/1993, the Brazilian Law No. 8,137/1990, to the Brazilian Law No. 8,429/1992, the Brazilian Federal Decree No. 3,678/2000, the Brazilian Federal Decree No. 4,410/2002, to the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, to the United Kingdom Bribery Act of 2010, as well as economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC. The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities and employees which are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict our dealings with certain sanctioned countries, individuals and entities. Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations, potential violations of anti-corruption laws may be identified on occasion as part of our compliance and internal control processes. When such issues arise, we will attempt to act promptly to learn relevant facts, conduct appropriate due diligence and take any appropriate remedial action to address the risk. Given the size and complexity of our operations, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, directors, officers, partners, agents and service providers or that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible. Violations of anti-bribery and anti-corruption laws and sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may be subject to one or more enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our reputation, business, financial condition and results of operations.

Government agencies, the MEC and third parties may conduct inspections, file administrative proceedings or initiate litigation against us.

Because we operate in a highly regulated industry, government agencies, the MEC or third parties may conduct inspections, file administrative proceedings or initiate litigation for noncompliance with regulations against us or the institutions we purchase. If the results of these proceedings or litigations are unfavorable to us, or if we are unable to successfully defend our cases, we may be required to pay monetary damages or be subject to fines, limitations, injunctions or other penalties. Even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by these proceedings or to those lawsuits or claims. Administrative proceedings or court actions brought against us may damage our reputation, even if such lawsuits or claims are without merit.

Failure to prevent or detect a malicious cyberattack on our systems and databases could result in a misappropriation of confidential information or access to highly sensitive information.

Cyberattacks are becoming more sophisticated and pervasive. Across our business we hold large volumes of personally identifiable information including that of employees, hub partners, students, parents and legal guardians. Individuals may try to gain unauthorized access to our data in order to misappropriate such information for potentially fraudulent purposes, and our security measures may fail to prevent such unauthorized access. A breach could result in a devastating impact on our reputation, with significant adverse effects on customer confidence and loyalty that could adversely affect our financial condition and the student experience. In addition, if we were unable to prove that our systems are properly designed to detect an intrusion, we could be subject to severe penalties under applicable laws and loss of existing or future business.

Any illegal or improper uses of our educational platform, as a result of cyberattacks or otherwise, could expose us to additional liability and harm our business.

Our educational platform is susceptible to unauthorized use, copyright violations and unauthorized copying and distribution (whether by students, schools, hub partners or otherwise), theft, employee fraud, and other similar breaches and violations, whether resulting from cyberattacks or otherwise. Our copyrights may also be challenged by third parties, and we may encounter difficulties in enforcing our copyrights. These occurrences may potentially harm our business and consequently negatively impact our results of operations. Additionally, we may be required to employ a significant amount of resources to combat such occurrences and identify those responsible.

Failure to comply with data privacy regulations could result in reputational damage to our brands and adversely affect our business, financial condition and results of operations

The nature of our business exposes us to risks related to possible shortcomings in data protection. Any perceived or actual unauthorized disclosure of personally identifiable information, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm our reputation, impair our ability to attract and retain our customers, or subject us to claims or litigation arising from damages suffered by individuals.

The laws regulating privacy rights and data protection have considerably evolved over recent years, providing for more restrictive provisions on the means through which processing of personal data by organizations is regulated. As of August 2018, when the LGPD, was enacted, practices involving the processing of personal data were ruled by certain sectorial laws, such as Law No. 8,078/1990 the Consumer Defense Code, and Law No. 12,965, or the Brazilian Civil Rights Framework for the Internet.

In 2018, the Brazilian Law No. 13,709/2018 (Lei Geral de Proteção de Dados, or the “LGPD”), a comprehensive data protection law, has been enacted establishing the general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD lays down detailed rules for the collection, use, processing and storage of personal data, regardless of whether data is collected in a digital or physical environment. As a result of enactment of Provisional Measure No. 959 (Medida Provisória n.º 959) (“MP 959”), dated April 29, 2020, the LGPD came into force on September 18, 2020, except for Articles 52, 53 and 54 of the LGPD, which address administrative penalties, and which are scheduled to come into force on August 1, 2021.

On November 6, 2020, the Brazilian Decree No. 10,474 of August 26, 2020, which regulates the organizational structure of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD, came into force, and ANPD`s first board of directors was appointed. This is the entity responsible for regulating and supervising the application of the LGPD as well as imposing sanctions in the event of noncompliance with the legal rules and obligations.

We may incur penalties due to violation of the LGPD. If we are not able to adapt our processes and implement the measures required for full compliance with the LGPD, we may in the future be subject to administrative penalties by the ANPD, as set forth in the law, including, but not limited to (i) legal notices and the required adoption of corrective measures, (ii) fines up to 2% of the company’s or group’s revenues up to a limit of R$50.0 million per infraction, (iii) publication of the infraction after the confirmation of its occurrence, and (iv) blocking and erasing the personal data involved in the infraction. In the event of repeated violations, more severe penalties may be imposed on us, such as suspension of the operation of the database or personal data processing to which the violation refers for a maximum period of six months, which may be extended for an equal period of time, until the error giving rise to the violation is rectified by the controller and prohibition in whole or in part from carrying out data processing activities. Despite the fact that the administrative sanctions detailed above will be effective as of August 2021, other authorities in Brazil could still apply the LGPD through administrative procedures or lawsuits. The Department of Consumer Protection and Defense (Procon) or the Public Ministry responsible for consumer rights and individuals and non-governmental or private associations, for example, could file complaints or bring lawsuits based on violations of the LGPD that have caused or may cause harm to individuals. In this sense, we may be liable for property, moral, individual or collective damages caused by us, including by third party providers that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to non-compliance with the obligations established by the LGPD. If we are unable to use sufficient measures to protect the personal data we manage and store or to maintain compliance with the LGPD, we may incur material costs which could have an adverse effect in our reputation and results of operations. In addition, we could incur significant costs in complying with relevant laws and regulations regarding the unauthorized disclosure of personal information, which may be affected by any changes to data privacy legislation at both the federal and state levels.

Pursuant to the LGPD, security breaches that may result in significant risk or damage to personal data must be reported to the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD, the data protection regulatory body, within a reasonable time period. The notice to the ANPD must include: (a) a description of the nature of the personal data affected by the breach; (b) the affected data subjects; (c) the technical and security measures adopted; (d) the risks related to the breach; (e) the reasons for any delays in reporting the breach, if applicable; and (f) the measures adopted to revert or mitigate the effects of the damage caused by the breach. Once the LGPD becomes effective, the penalties and fines for violations include: (i) warnings, with the imposition of a deadline for the adoption of corrective measures; (ii) a one-time fine of up to 2% of gross sales of the company or a group of companies or a maximum amount of R$50.0 million per violation; (iii) a daily fine, up to a maximum amount of R$50.0 million per violation; (iv) public disclosure of the violation; (v) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; and (vi) deletion of the personal data to which the violation relates. Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations.

The scope of data privacy and security regulations continues to evolve, and we believe that the adoption of increasingly restrictive regulations in this area may be likely within the jurisdictions in which we operate. Compliance with data privacy and security restrictions could increase the cost of our operations and failure to comply with such restrictions could subject us to criminal and civil sanctions as well as other penalties.

Further, as a consequence of the COVID-19 pandemic, most of our employees are working remotely from home. Based on thorough assessments of the well-being and performance of our workforce, our management announced the company-wide adoption of the home-office model. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

Certain Risks Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls, and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	the ongoing COVID-19 pandemic, the Brazilian government’s response to the COVID-19 pandemic, and the effects of the COVID-19 pandemic and the government’s response to it on the economic, social and political situation in Brazil;

•	growth or downturn of the Brazilian economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	the regulatory framework governing the educational industry;

•	labor and social security regulations;

•	energy and water shortages and rationing;

•	commodity prices;

•	changes in demographics, in particular declining birth rates, which will result in a decrease in the number of enrolled students in education in the future; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results, and may also adversely affect the trading price of our common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our common shares. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Brazilian Macroeconomic Environment.”

Economic uncertainty and political instability in Brazil may harm us and the price of our common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

The recent economic instability in Brazil caused, among others, by the COVID-19 pandemic, the increase in inflation recorded in recent years, the slowdown in GDP and the uncertainty about whether the Brazilian federal government will be able to enact the economic reforms necessary to improve the deterioration of public accounts and the economy, has led to a decline in market confidence in the Brazilian economy and a crisis in the government, generating an adverse effect on the valuation of Brazilian assets, which culminated in the need for the Brazilian stock exchange (B3 S.A. — Brasil, Bolsa, Balcão) to trigger the circuit-breaker eight times in March 2020. The Brazilian government may be subject to internal pressure to change its current macroeconomic policies in order to achieve higher rates of economic growth. We cannot predict what policies will be adopted by the Brazilian government. Uncertainty regarding the implementation of changes by the Brazilian government in policies or regulations may contribute to economic uncertainty in Brazil and greater volatility for the Brazilian securities markets and securities issued abroad by Brazilian companies.

Ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigations, known as “Operação Lava Jato,” “Operação Zelotes,” “Operação Greenfield,” “Operação Eficiência,” have adversely affected the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future.

Additionally, during 2020, the current Brazilian President became involved in controversial political discussions that culminated in the dismissal or resignation of certain government ministers and other high ranking officials, including the dismissal of the Minister of Health, Luiz Henrique Mandetta, the resignation of the Minister of Justice, Sergio Moro, the resignation of the Minister of Defense, Fernando Azevedo e Silva, and the resignations of the heads of the Brazilian Army, Brazilian Navy and Brazilian Air Force . Such former ministers and officials were considered important figures within the current Brazilian federal government and the circumstances in which ministerial changes have occurred caused even more instability in the Brazilian economy and capital markets.

As of the date of this annual report, President Jair Bolsonaro was being investigated by the Brazilian Supreme Federal Court (Supremo Tribunal Federal) for alleged improper acts disclosed by the former Minister of Justice, Mr. Sergio Moro. According to the former minister, the President sought the appointment of certain staff within the Brazilian federal police. In addition, the President is also being investigated by an inquiry commission within the Brazilian Senate for his handling of the COVID-19 pandemic. If the President is found to have committed the alleged acts, any consequences arising from such investigation, including the initiation of a potential impeachment proceeding, may have material adverse effects on the political and economic environment in Brazil, as well as on Brazilian companies, including some of our subsidiaries.

A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, and lead to further depreciation of the real and an increase in inflation and interest rates. In addition, the Brazilian government is incurring significant levels of debt to finance measures to combat the COVID-19 pandemic, which is expected to increase the Brazilian budget deficit. Any such developments may have a material adverse impact on our business, results of operations, financial condition, and prospects.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, and could adversely affect our financial condition, our results of operations and the price of our common shares.

Economic, health, political and environmental crises or any other type of crisis capable of impacting the Brazilian economy may affect the purchasing power of the population, which may result in a decrease in the number of our students and/or an increase in payment delinquency.

Economic, health, political and environmental crises or any other type of crisis capable of impacting the Brazilian economy may affect the purchasing power of the population, which, may result in a decrease in the number of products and services we sell, as well as in an increase in payment delinquency or default by our students, or an increase in the proportion of students canceling their course registration.

The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including developed countries such as the United States and certain European and emerging market countries. Investors’ reactions to developments in these countries may adversely affect the market value of securities of Brazilian issuers, including our common shares. Trading prices on the B3, for example, have been historically affected by fluctuation in interest rates applicable in the United States and variation in the main U.S. stock indices. Any increase in interest rates in other countries, especially the United States, may decrease global liquidity and the interest of investors in the Brazilian capital markets, adversely affecting our common shares. Moreover, crises or significant developments in other countries and capital markets may diminish investors’ interest in securities of Brazilian issuers, including our common shares, and their trading price, limiting or preventing our access to capital markets and to funds to finance our future operations at acceptable terms. The financial crisis that originated in the United States in the third quarter of 2008, for example, resulted in the appreciation of the U.S. dollar against the real, the restriction of credit in the domestic market, an increase in unemployment rates, an increase in credit defaults and, consequently, a reduction of consumption in Brazil. Likewise, the political-economic crisis experienced in the country between 2015 and 2016 had a material impact on unemployment rates, reducing the population’s purchasing power and, consequently, general consumption in the country.

Recently, the world has been affected by the COVID-19 pandemic that has caused negative global economic impacts, of which we have not yet been able to quantify. As a result of the pandemic, it is believed that the purchasing power of the Brazilian population will decrease, which could cause a significant reduction in the number of our students or, at least, materially decrease the number of our perspective students, as well as in an increase in payment delinquency or default by our students, or an increase in the proportion of students canceling their course registration. This impact may negatively affect our business, our operating and financial results and our cash flows.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the IBGE, Brazilian inflation rates were 4.52%, 4.31% and 3.75% for the years ended as of December 31, 2020, 2019 and 2018, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to interest rates. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the base interest rate (Sistema Especial de Liquidação e Custódia), or SELIC rate target, which ranged from 14.25%, on December 31, 2015, to 2.00% on December 31, 2020. This rate is set by the

Monetary Policy Committee of the Brazilian Central Bank (Comitê de Política Monetária), or COPOM. On February 7, 2018, the Monetary Policy Committee reduced the SELIC rate target to 6.75% and further reduced the SELIC rate target to 6.50% on March 21, 2018. The Monetary Policy Committee reconfirmed the SELIC rate target of 6.50% on May 16, 2018 and subsequently on June 20, 2018. As of December 31, 2018, the SELIC rate target was 6.50%. The Monetary Policy Committee reconfirmed the SELIC rate target of 6.50% throughout the first half of 2019 and then began decreasing the rate to 6.00% on July 31, 2019, to 5.50% on September 18, 2019, to 5.00% on October 30, 2019 and to 4.50% on December 11, 2019. The Monetary Policy Committee subsequently decreased the SELIC rate target to 4.25%, 3.75%, 3.00%, 2.25% and then 2.00%. As of the date of this annual report, the SELIC rate target was 2.75%. Conversely, more lenient government and Brazilian Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Any change in interest rate, in particular any volatile swings, can adversely affect our growth, indebtedness and financial condition.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2014, the real depreciated by 11.8% against the U.S. dollar, while in 2015 it further depreciated by 32%. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.2591 per U.S.$1.00 on December 30, 2016, an appreciation of 16.5% against the rate of R$3.9048 per U.S.$1.00 reported on December 31, 2015. In 2017, the real depreciated by 1.5%, with the exchange rate reaching R$3.308 per U.S.$1.00 on December 29, 2017. In 2018, the real depreciated an additional 17.1%, to R$3.875 per U.S.$1.00 on December 31, 2018. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.0307 per U.S.$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real against the U.S. dollar during 2019. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.197 per U.S.$1.00 as of December 31, 2020, which reflected a depreciation of 28.9% of the real since December 31, 2019. There can be no assurance that the real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy and affect our business, results of operations and profitability.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.5% and 3.3% in 2015 and 2016, respectively, followed by growth of 1.3% in both 2017 and 2018. Brazilian GDP increased by 1.1% in 2019 and decreased by 4.1% in

2020. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our common shares.

The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility, and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union (so-called “Brexit”). The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The United Kingdom formally withdrew from the European Union on January 31, 2020. On December 24, 2020, the United Kingdom and the European Commission reached an agreement on the terms of its future cooperation with the European Union. The UK-EU Trade and Cooperation Agreement was signed on December 30, 2020, between the European Union, the European Atomic Energy Community and the United Kingdom. It has been applied provisionally since January 1, 2021, when the transition period ended. Nevertheless, there continues to be significant political and economic uncertainty remains about whether the terms of the future relationship between the United Kingdom and the European Union. We have no control over and cannot predict the effect of Brexit nor over whether and to which effect any other member state will decide to exit the European Union in the future.

The recent COVID-19 pandemic has had a significant effect on the share prices of companies listed on stock markets globally. The resulting volatility in share prices has triggered circuit-breakers (i.e., mechanisms which interrupt the trading of securities for a period of time following a significant fall in the aggregate market capitalization of the stock exchange affect) repeatedly in stock exchanges across the world, including the Nasdaq. The price of our common shares may be affected by this volatility. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The COVID-19 outbreak may cause an adverse effect in our operations, including the partial closure of our business. The extension of the COVID-19 pandemic, the perception of its effects, or the way in which such pandemic will impact our business, either on a microeconomic or on a macroeconomic level, are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results.”

These developments, as well as potential crises and forms of political instability arising therefrom or any other yet unforeseen development, may harm our business and the price of our common shares.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our common shares.

We and the trading price of our common shares may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit ratings in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•	In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. The BB-negative rating was reaffirmed on February 7, 2019 with a stable outlook, which reflects the agency’s expectations that the Brazilian government will be able to implement policies to gradually improve the fiscal deficit, as well as a mild economic recovery, given improvements in consumer confidence.

•	In December 2015, Moody’s reviewed and downgraded Brazil’s issue and bond ratings from Baa3 to below investment grade, Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, considering the low growth environment and the challenging political scenario. In April 2018, Moody’s reaffirmed its Ba2 rating, but altered its outlook from “negative” to “stable,” also supported by the projection that the Brazilian government would approve fiscal reforms and that economic growth in Brazil would resume gradually.

•	In 2016, Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. The BB-negative rating was reaffirmed in May 2019.

•	On April 7, 2020 and May 6, 2020, S&P and Fitch, respectively, changed their outlook on sovereign credit risk rating of Brazil to negative.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign foreign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our common shares to decline.

Certain Risks Relating to Our Common Shares

Our Controlling Shareholders’ ownership and voting power may limit your ability to influence corporate matters.

Our Controlling Shareholders control our company and own 53.71% of our issued share capital. As a result, our Controlling Shareholders control certain of the decisions at our shareholders’ meetings, and are able to elect the members of our board of directors, and are able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, our Controlling Shareholders may cause us to make acquisitions that increase the amount of our indebtedness or outstanding common shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. Our Controlling Shareholders’ decisions on these matters may be contrary to your expectations or preferences, and our Controlling Shareholders may take actions that could be contrary to your interests. Our Controlling Shareholders will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Our Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our common shares.

Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common shares and our trading volume could decline.

The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, the price of our common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause the price of our common shares and trading volume to decline.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. We do not intend to pay any dividends to holders of our common shares. As a result, capital appreciation in the price of our common shares, if any, will be your only source of gain on an investment in our common shares.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association (as may be amended and restated from time to time) and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) a duty to exercise powers fairly as between different sections of shareholders; (v) a duty to exercise independent judgment; and (vi) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Item 16G. Corporate Governance—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Furthermore, the Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the Cayman Economic Substance Act. We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules, which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Cayman Islands laws and regulations that are applicable to Cayman Islands exempted companies. However, Cayman Islands laws and regulations applicable to Cayman Islands exempted companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB (unless the SEC determines otherwise), and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least U.S.$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds U.S.$700.0 million as of the most recently completed second fiscal quarter, or (2) the date on which we have issued more than U.S.$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds U.S.$700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year-end). We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our common shares.

Section 5605 of the Nasdaq equity rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. See “Item 16G. Corporate Governance—Principal Differences between Cayman Islands and U.S. Corporate Law.”

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our common shares must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Articles of Association, by the Companies Act and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our common shares may be payable only in reais. The exchange rate in force at the time may not offer non-Brazilian investors full compensation for any claim arising from our obligations.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares.

Our common shares may not be a suitable investment for all investors, as investment in our common shares presents risks and the possibility of financial losses.

The investment in our common shares is subject to risks. Investors who wish to invest in our common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our common shares, us, the sector in which we operate, our shareholder structure and the general macroeconomic environment in Brazil, among other risks.

Each potential investor in our common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

•	have sufficient knowledge and experience to make a meaningful evaluation of our common shares, the merits and risks of investing in our common shares and the information contained in this annual report;

•	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our common shares and the impact our common shares have on its overall investment portfolio;

•	have sufficient financial resources and liquidity to bear all of the risks of an investment in our common shares;

•	understand thoroughly the terms of our common shares and be familiar with the behavior of any relevant indices and financial markets; and

•	be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could subject United States investors in our common shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the expected price of our common shares, we do not expect to be a PFIC for our 2021 taxable year. However, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion. In addition, whether we will be a PFIC in 2021 or any future year is uncertain because, among other things, (i) we hold a substantial amount of cash following our initial public offering, which is generally categorized as a passive asset, and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election, or a QEF Election, that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC. A “mark-to-market” election may be available, however, if our common shares are regularly traded on a qualified exchange. For further discussion, see “Item 10. Additional Information—E. Taxation.”

Item 4. Information on the Company

A.	History and Development of the Company

Our History

We have a 20-year unparalleled history of growth among the largest digital education players in Brazil, throughout which we have been able to consistently improve our hybrid education model in several phases.

Uniasselvi was founded in 1999 as a college in Indaial, in the state of Santa Catarina, in the southern region of Brazil. Up until 2004, we operated primarily in the surrounding region as a local group of integrated institutions that provided traditional on-campus postsecondary education courses. In that year, we were granted the status of university center, a credential given by the MEC to postsecondary education institutions, as a result of which we achieved greater academic autonomy to offer new courses and research programs in multiple academic subjects.

We were accredited by the MEC to offer digital education courses in 2006. Since then, our disruptive student-centric model has been taking advantage of technology to make the postsecondary education learning process more accessible and affordable. As a consequence of our differentiated value proposition, we were able to achieve a regional leadership position in the south of Brazil and become a well-recognized brand nationwide.

In 2016, we were acquired by Carlyle and Vinci Partners and we appointed a new executive team with extensive experience and a strong track record in the education industry. Our strategic focus was fully directed to the expansion of our digital education operations across Brazil.

Our expansion strategy was accelerated by the new regulatory framework for distance learning in 2017, which is centered on postsecondary education institutions’ achievements in a quality index. This new regulatory framework has made it easier to open new hubs, thereby unlocking a major market opportunity. In that year, we worked together with a well-recognized consulting firm to develop a robust expansion plan, which mapped several opportunities to be captured in the following five years. In addition, we have created a new business intelligence unit to support intake cycles and our marketing strategy.

In 2018, we became the leading pure digital education player in Brazil, according to the MEC.

In 2019, our CI score, which is measured and reported by the MEC using institutional planning and development, academic and management criteria, was upgraded to the maximum grade of 5, from a previous score of 4.

In September 2020, we completed our initial public offering on the Nasdaq, through which we raised U.S.$96 million in total proceeds. We intend to use the proceeds of our initial public offering primarily to fund inorganic growth opportunities.

In October 2020, the most recent postsecondary education census by the MEC, covering data for 2019, was released. According to the latest available data published in October 2020 by the MEC, we are the leading pure distance learning education group in the postsecondary digital education market in Brazil, based on the number of enrolled undergraduate students as of December 31, 2019, for the second consecutive year.

As of December 31, 2020, we operate 709 hubs with a student base of 256,953 digital education undergraduate students. As illustrated by our CI score, we grew our hubs and student base while increasing quality.

Note:	The data presented in this chart for the period from 2010 to 2019 is derived from public information published by INEP, and for market share comparability purposes, it is calculated by INEP by applying the same metrics for all postsecondary education institutions in Brazil. This data may not be directly comparable with data derived from our internal records included elsewhere in this annual report.

Our Pre-IPO Corporate Reorganization

Prior to our initial public offering we undertook a corporate reorganization as described under “Presentation of Financial and Certain Other Information—Corporate Events.”

Recent Events

COVID-19 Pandemic

We are closely monitoring the situation of the COVID-19 pandemic, and taking the necessary measures for the safety and well-being of our employees, students, associates and partners. The COVID-19 pandemic continues to present material uncertainty and risk with respect to our future performance and financial results. In particular and in the interest of public health and safety, state and local governments in certain parts of Brazil have required temporary mandatory school closures, which has resulted in the closure of on-campus learning facilities and hubs.

In response to the outbreak, we have implemented several measures aimed at safeguarding the health of our employees, students and hub partners as well as the stability of our operations. These measures include: (1) creating a crisis management committee and a financial committee to discuss the action plan for our organization to address the challenges posed by the COVID-19 pandemic; (2) temporarily replacing in-person weekly meetings with dedicated tutors at the hubs with online meetings between students and the same tutors across all of our hubs, as a result of which since March 30, 2020 all of our students have had real-time meetings with their dedicated tutors; (3) training teachers, tutors and hub partners to support students in this new format; (4) remote support to deliver high-quality content to our students and maintain high levels of engagement and a superior learning experience; (5) making no changes to our course schedule or curriculum; (6) putting in place remote emotional and psychological support to students and employees, provided by our psychology department; and (7) making home office available for all of our employees.

We have also been involved in corporate social responsibility initiatives to help the communities in which we are active and are affected by the COVID-19 pandemic. To that end, we have set up a portal that provides tips on how to make masks, free online courses, psychological support services, tips for micro entrepreneurs, and suggestions for children’s games to be played during times of social distancing, among others. Our objective is to take advantage of the knowledge pool within our organization to support people who are confined at home and help society face the COVID-19 pandemic.

Due to uncertainties related to the dynamics of COVID-19’s spread, the effects on the economic activities on our customers and suppliers and the measures to be adopted in Brazil, it is impossible to predict the impact the pandemic will have on the global economy, as well as on our business. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impact on students, hub partners and employees, all of which are uncertain and cannot be predicted.

As of the date of this annual report, there has been no material impact on our operations, as most of our services were already delivered remotely (distance learning undergraduate courses and most continuing education courses) or capable of being delivered remotely (some of our continuing education courses and on-campus undergraduate courses). In addition, based on information available as of the date of this annual report:

•	There was no relevant impact on our revenue for the year ended December 31, 2020, which was slightly below our expectations for the year but nevertheless increased by 13% when compared to the prior year. Student defaults have remained within the expected levels and the engagement of students, compared to 2019, has only deteriorated slightly.

•	Our provision for expected credit losses increased as a result of the methodology used which captures the increase in historical losses with receivables during 2020, which, as a consequence, already reflects the impact of the COVID-19 pandemic.

•	We assessed the existence of potential indicators of impairment and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets (i.e., impairment tests) and concluded that no additional provision for impairment of long-lived assets needed to be recorded in our audited consolidated financial statements.

•	We have obtained rent concessions on lease contracts due to the temporary suspension of classes in the on-campus learning facilities and hubs caused by the mandatory school closures during the pandemic. A gain of R$2.0 million was recognized as Other income (expenses), net, in the statement of profit and loss for the year ended December 31, 2020. Except for these concessions, there were no changes to contractual obligations regarding leased buildings and there were no changes in the expected useful life and residual amount of properties and equipment as a result of COVID-19.

•	No changes in the provision for contingencies against us were identified as a result of COVID-19.

•	As an incentive for our students to keep their payments of tuition fees up to date, we granted an additional discount of 5% to students that payed their tuition fees by the due date in April and May 2020. The amount of additional discounts granted was R$4.0 million.

•	As of December 31, 2020, we have sufficient working capital and other undrawn financing facilities to service our operating activities and ongoing investments.

•	We have also taken advantage of the emergency employment and income preservation benefit program (Programa Emergencial de Suporte a Empregos) by the Brazilian federal government. The Brazilian federal government offered the option of either reducing workload and salary payment for up to three months or suspending employment contracts for up to two months in exchange for employers guaranteeing they will retain the employee after the suspension for a period equivalent to that during which the contract was suspended. We suspended 195 employment contracts from May to September 2020.

Nevertheless, if the COVID-19 pandemic or the resulting economic downturn continues to worsen, we could experience reduced business activity or higher levels of allowances for doubtful accounts, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state or local authorities, or that we determine are in the best interests of our employees, students, hub partners and shareholders.

For further information, please see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The COVID-19 outbreak may cause an adverse effect in our operations, including the partial closure of our business. The extension of the COVID-19 pandemic, the perception of its effects, or the way in which such pandemic will impact our business, either on a microeconomic or on a macroeconomic level, are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow,” “Risk Factors—Certain Risks Relating to Our Business and Industry—Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of COVID-19.”

Corporate Information

We are a Cayman Islands exempted company incorporated with limited liability. We were incorporated as Vitru Limited on March 5, 2020. Our principal executive offices are located at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, in the state of Santa Catarina, 88032-005, Brazil. Our legal name is Vitru Limited and our commercial name is “Vitru” or “Uniasslelvi.” Our telephone number at our principal executive offices is +55 (47) 3281-9500. Our principal website is www.vitru.com.br. The information that appears on our website is not part of, and is not incorporated into, this annual report.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.vitru.com.br. The information contained in, or accessible through, our website is not incorporated into this annual report.

B.	Business Overview

Our Mission

Our mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own success story.

Postsecondary education students in Brazil have been facing several challenges, including (1) high tuition fees with few to no financing alternatives; (2) long commutes; (3) lack of access to continuously available resources for studying; (4) teachers, tutors and materials which fail to engage students; and (5) poor support and student experience.

We believe that the future of postsecondary education consists of a combination of quality, engagement, flexibility, affordability, technology and innovation. We believe that by incorporating all these elements into our value proposition, we not only provide an unparalleled hybrid learning experience for our students in their academic journey, but also help them to increase their professional opportunities, which translates into higher employability levels and wages.

Overview

According to the latest available data published in October 2020 by the MEC, we are the leading pure distance learning education group in the postsecondary digital education market in Brazil, based on the number of enrolled undergraduate students as of December 31, 2019, for the second consecutive year.

We provide a complete pedagogical ecosystem focused on hybrid digital education experience for undergraduates and continuing education. We provide course offerings in over 300 subjects through our Virtual Learning Environment, or VLE, which is delivered in multiple formats (videos, eBook, podcasts and html text, among others). We have already developed over 8.5 terabytes of digital content and approximately 1,673 hours of educational videos to serve as online course materials. Our model also incorporates in-person weekly meetings hosted by our tutors who are mostly local working professionals in the subject area they teach. We have over 3,500 tutors who were all hired and trained by us in order to ensure they meet our quality requirements. We believe that this unique tutor-centered learning experience sets us apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of our student base.

At the core of our ecosystem are our digital education centers, or hubs, which offer in-person tutoring, supported by virtual mentoring. We operate our hubs mainly through joint operations in a scalable partnership model based on symbiotic, financially aligned and self-reinforcing relationships with our hub partners, who manage day to day operations and financial planning. Approximately 84.8% of our hubs are managed by hub partners and we have built and nurtured strong relationships with our 188 hub partners, who play a key role in our expansion.

We have one of the largest nationwide digital education footprints in Brazil, driven by an asset-light, highly scalable and profitable business model that maintains resiliency through macroeconomic cycles. Our learning methodology and technology-enabled online educational platform enable us to deliver affordable content digitally and through hubs with in-person and virtual mentoring. Our hybrid platform and unique offerings lead to higher retention rates than our competitors and supports our growth strategy. We expect our ecosystem to include a lifelong postsecondary education journey with a growing offering of undergraduate and continuing education programs, in which we will leverage students’ learning methods, performance and interests as data to drive tailored and engaging educational solutions.

We have an asset-light, highly scalable and profitable business model that maintains resiliency through macroeconomic cycles, with a tech-enabled value proposition for all stakeholders. Our revenue is driven primarily by tuition fees charged for digital education undergraduate courses. Although we focus on undergraduate digital education courses, we also offer digital continuing education and certain on-campus undergraduate courses. We operate mainly through joint operations in a scalable partnership model with strong cash flow generation. Our hub partners are remunerated by their respective share represented by a given percentage over the tuition fee collected by us from students. The total amount to be transferred to the hub partners on a monthly basis is derived from the pricing terms agreed upon with each student on the service contract. This percentage is similar across all our partnership agreements and varies in accordance with the type of course the student is enrolled in, which are higher for continuing education courses and lower for undergraduate courses. In addition, this percentage is higher in the beginning of the hubs’ operations and decreases throughout their life cycle, thus reducing their payback period and increasing the attractiveness of their investment. Therefore, as hubs mature, we should experience an increase in our gross revenue (higher than the increase in tuition fees in the same period) as a result of lower tuition share allocated to our hub partners.

As of December 31, 2020, our network consisted of 709 hubs, compared to 545 hubs as of December 31, 2019 representing an annual growth rate of 30.1%. As of December 31, 2018, our network consisted of 370 hubs, compared to, respectively, 221 hubs and 72 hubs as of December 31, 2017 and December 31, 2016, representing a compound annual growth rate, or CAGR, of 77.1%. Approximately 88.3% of our hubs have been opened in the last three years, or since the second half of 2017, and are still ramping up, representing a substantial opportunity for growth.

As of December 31, 2020, we had 309,560 enrolled students across all Brazilian states, compared to 240,946 students as of December 31, 2019 representing an annual growth rate of 28.5%. As of December 31, 2018, we had 189,295 enrolled students, compared to 140,363 enrolled students as of December 31, 2017 and 115,325 enrolled students as of December 31, 2016, representing a CAGR of 28.0%.

We believe that the characteristics of our platform, together with proven academic outcomes, a differentiated student experience and the highest quality standards measured by Institutional Concept score, or CI score, have driven our significant growth, allowing us to quickly and efficiently cement our leadership across Brazil in digital education.

Our business model has allowed us to successfully grow since our foundation, with 88.3% of our hubs still ramping up. In the year ended December 31, 2020, we generated R$519.2 million of net revenue, compared to R$461.1 million in the year ended December 31, 2019, representing an increase of 12.6%. In the year ended December 31, 2020, we generated R$52.1 million of net income, compared to a R$66.2 million of loss in the year ended December 31, 2019, representing an increase of R$118.3 million. In the year ended December 31, 2020, we generated R$146.7 million of Adjusted EBITDA, compared to R$117.6 million of Adjusted EBITDA in the year ended December 31, 2019, representing an increase of 24.7%. In the year ended December 31, 2020, we generated R$98.2 million of Adjusted Net Income, compared to R$57.7 million of Adjusted Net Income in the year ended December 31, 2019, representing an increase of 70.2%.

For information on how we define Adjusted EBITDA and Adjusted Net Income, see “Presentation of Financial and Other Information.” For a reconciliation of Adjusted EBITDA and Adjusted Net Income, see “Selected Financial and Other Information.”

Our Markets

Education is a priority in Brazilian families’ budget allocation preferences, given that a postsecondary education degree increases a student’s average salary by 65.3%, according to Educa Insights. Brazil ranks as the third largest private postsecondary education market in the world, only behind India and China, according to INEP and UNESCO. According to the MEC, there were more than eight million students enrolled in postsecondary undergraduate courses as of December 31, 2019, 75.8% of whom were enrolled in private institutions. However, only 21.0% of the population between the ages of 25 and 34 in Brazil attend postsecondary education institutions, which is well below the OECD average of 44.0%, based on a survey performed by OECD and released in September 2020, with respect to the year of 2018, which we believe shows potential for growth.

In 2014, the Brazilian federal government established a PNE, with 20 goals for improving and enhancing access to education, which is expected to be completed by 2024. Out of the 20 goals, the most important goal for the postsecondary education sector is to increase the penetration rate of postsecondary education to 50.0% of the target population (i.e. 18 to 24 years old) as compared to 37.4% in 2019. To reach this rate, the Brazilian government has enacted market friendly regulations to promote digital education courses, mainly due to the affordability of these courses.

We believe that due to its higher flexibility, lower tuitions and improved quality, the digital education business will be the main driver of the expected increase in Brazil’s postsecondary education penetration rate. The digital education business has consistently gained share over the on-campus business for the past 10 years. According to MEC, over 6.5 million students are enrolled in private undergraduate courses in 2019, approximately 2.3 million students, or 35.1% of the student base, were enrolled in digital education courses. This compares to approximately 749,000 students in 2010, or 15.8% of all students. According to a study conducted by Educa Insights, the percentage of students who enroll in digital education courses is expected to surpass the enrollments in on-campus by 2023.

However, we believe that the COVID-19 pandemic has accelerated the natural digital transformation in the sector, bringing a virtual learning experience to all students and further supporting the trends described elsewhere in this annual report. Furthermore, the percentage of students who enroll in digital education courses is now expected to surpass the enrollments in on-campus courses as soon as 2022.

This is principally due to: (1) decreasing income levels and rising unemployment rates in Brazil due to the impact of COVID-19, which has led students to opt for more affordable courses, such as digital education, and (2) the continuous migration to the digital environment during periods of social distancing. In addition, according to Educa Insights, between April and June 2020, 91% of students demonstrated interest in enrolling in digital education while only 42% of students demonstrated an intention to enroll in on-campus courses.

In addition, distance learning represents an even higher share of new enrollments, at 51% of total new private enrollments in 2019 (a level which has been above 17% since 2008).

Key Challenges Faced by Postsecondary Education Students in Brazil

The vast majority of students in Brazil struggle to have access to quality postsecondary education: public institutions are difficult to access given the highly competitive admissions process. Additionally, when students seek on-campus private alternatives, they face several constraints, such as high tuition costs with limited financing alternatives, commuting challenges, limited flexibility, teachers and tutors who fail to engage with students and low-quality content and materials.

Key Market Trends in Digital Education and Market Opportunities

A key reason for pursuing a postsecondary education degree in Brazil is the financial outcome for the future employee. For example, students who completed K-12 education present an employability index of 47.1%, while students who completed postsecondary education and a graduate program present an employability index of 78.8% and 91.0%, respectively, according to Educa Insights. A postsecondary education degree increases students’ average salaries by 65.3% and a graduate degree further increases students’ average salaries by an additional 51.9%, according to the same report by Educa Insights.

We believe that digital education is an alternative that addresses the abovementioned issues. Tuition for distance-learning courses is approximately one-third of on-campus tuition given its scale and leaner cost structure. This lower cost, combined with the fact that distance-learning programs reduce the time and geographic limitations involved in attending postsecondary education, makes digital education accessible to a wide range of students.

According to the 2019 Postsecondary Education Census by the MEC, total on-campus private undergraduate enrollments fell 5.8% in 2019, while total distance learning private undergraduate enrollments grew 21.7%, boosted by the affordability of tuition and the flexibility of distance learning education. At this rate, the aggregate distance learning student base is expected to reach 49.3% of the total student base by 2023, according to Educa Insights.

Also according to Educa Insights, the acceptance of distance learning among students has considerably improved in Brazil in the past four years. In 2017, 81.1% of the overall student base spontaneously intended to take on-campus courses, compared to 14.5% for distance learning. As of February 2020, however, the percentage of the overall student base who intend to enroll in on-campus courses had decreased to 62.8%, compared to 31.6% for distance learning. With an increase of 17.1 percentage points, the acceptance rate for distance learning has more than doubled within four years.

We believe the world is changing, and postsecondary education has to stay ahead of the curve and be ready to accommodate students’ needs and demands. Traditional methodologies are outdated, and students are not looking for pure on-campus or pure online education. Accordingly, we believe that our hybrid model is the best solution.

We believe that the compelling strength of our business model and our strong growth prospects are supported by clear underlying market and industry trends, including:

•	increasing demand for undergraduate courses, with accelerated growth of digital education;

•	increasing number of courses offered through digital education (deregulation);

•	higher relevance of hybrid experience for students, combining the best of digital education with the hand-holding support provided by local tutors;

•	increasing demand for education technologies to improve students’ experience;

•	gradual blurring of intersections of online education and viral content;

•	extension of postsecondary education journey through graduate and continuing education courses; and

•	budget allocation priorities.

Our Disruptive Student-Centric Model

We believe that by incorporating quality, engagement, flexibility, affordability and innovation into our value proposition in a differentiated manner, we provide a hybrid learning experience for our students. In this context, postsecondary education students in Brazil need alternatives that are not only more affordable and flexible, but also provide a quality education with real-person interactions throughout the learning process. This is why our goal is to democratize access to education through digital education in Brazil and empower every student to create their own success story.

Hybrid Model

Our value proposition differentiates us from other players in the Brazilian market, as we address what students value the most by providing a personalized student experience which combines the advantages of digital education and on-campus education. We believe our hybrid model incorporates the flexibility of online learning when and wherever appropriate, while also giving students the opportunity to network and to experience a sense of belonging through frequent interactions with tutors and other classmates during weekly meetings. According to a survey conducted by Educa Insights in December 2019, the majority (51.3%) of our students feel that the weekly in-person meetings are the most important feature in our model. Traditional digital education providers are either 100% online, requiring students to be present at hubs only for final exams, or rely on video conferences for classes, which can be live or prerecorded and are broadcast to students collectively. We believe that these methods create environments that lack proximity, personalized student support and interactions with other students and tutors, which ultimately lead to low engagement and high dropout rates.

Superior Product Offering

We provide four different digital education offerings, which are tailored for each type of course and to provide flexibility to students. They are:

•	Hybrid digital education: our core product, which consists of one weekly in-person meeting with dedicated local tutors;

•	Hybrid digital education double: specific to engineering and some health-related courses, which consists of two weekly in-person meetings;

•	Flex: the first year of the course is given in the hybrid digital education format and the subsequent years are fully online. More recently, we launched a new flex course offering which allows tutors to assist classes formed by students from anywhere in Brazil in the same virtual lab. Through this format, we can serve smaller regions where demand is insufficient to form a class of a specific course; and

•	100% Flex: The entire course is given in a fully online format.

Our digital education undergraduate courses follow an academic structure based on modules, with each module consisting of five subjects that last a month (or four weekly meetings). We ensure that every student has a thoughtful, personalized and full academic experience with networking opportunities, a sense of belonging and flexibility, which allows maximum engagement, performance and development. Our modular structure also allows for better classroom utilization between different semesters and courses, resulting in a more efficient management of our student/class ratio.

Our flipped classroom methodology gives the best of both in-person and virtual resources to our students to facilitate the learning process. Students have access to all the course materials online in multiples formats (videos, eBook, podcasts and html text, among others), as well as to online tutors. The in-person meetings provide an opportunity for students to improve their understanding of the subject through discussion, activities and explanations from the local dedicated tutor.

Classes include four in-person meetings at our hubs, which have up to 40 students per class and are organized as follows:

•	First meeting: The first in-person meeting is primarily intended to introduce the course’s content and learning objectives. Students are also introduced to the Unit 1 content and first activities and are encouraged to use our VLE inside and outside the classroom. As part of our hybrid content delivery method, we also display introductory videos for both the course and the unit;

•	Second meeting: The second in-person meeting begins as an open space for students to ask questions and discuss Unit 1’s content. We then provide general explanations regarding Unit 2 content and activities, and present an introductory video. We also assess students on their understanding of Unit 1. This assessment accounts for 15% of a student’s final grade;

•	Third meeting: The third in-person meeting follows the structure of the second meeting, providing an open space for students to ask questions and discuss the previous unit’s content, followed by general explanations regarding Unit 3 content and activities, and the presentation of the introductory video. We also assess students on their understanding of Unit 2. This assessment accounts for 15% of the final grade; and

•	Fourth meeting: The fourth and last in-person meeting also allows an open space for students to ask questions and discuss the previous unit’s content. This is followed by a review of the course’s full content and the final course exam which covers all four units and accounts for 70% of the final grade.

Additionally, we give our students the opportunity to take 100% online cross-disciplinary courses offered from the fourth module onwards. These courses enhance our students’ skills beyond the classroom and help prepare them for the labor market, by focusing on soft and 21st century skills, current global topics and support for tests needed for government procurement jobs in Brazil. We have been developing our methodology not only to support our students in their academic journey, but also increasingly in their professional endeavors.

Given that most of our students attended low-quality public secondary schools, we offer support to help them compensate for possible learning deficiencies with online classes. We make available modules covering basic school subjects, such as the Portuguese language and mathematics, which can be taken concurrently with the undergraduate course.

Tutor-Based Model

We believe that our local, on-site dedicated tutors are a key part of the success of our model. Our tutors are available not only during the weekly meetings, but also online to assist each student individually with their learning, to provide attentive guidance for their studies and activities and answer any questions that students may have.

Our tutors are local experienced professionals who work in their areas of expertise. We believe that the fact that our tutors are employed in professions relating to the matters which they teach gives them practical business insights (e.g., an accountant who takes a part-time job as a tutor to support undergraduate accounting students). We believe that the relationship between student and tutor is very important. Our local tutors are part of the community and face the same reality and conditions as our students, which paves the way for a close relationship and gives tutors the ability to play a fundamental role in the development of our students inside and outside the classroom.

We believe that the relationship between the student and the tutor is very important. Our local tutors are part of the community and face the same reality and conditions as our students, which paves the way for a close relationship. Each of our tutors accompanies their students throughout the whole course, across all modules, supported by a data-oriented methodology that enables them to measure and manage students’ learning experience in a single, exclusive digital platform that provides insights on performance, enrollments, grades, dropouts and achievement of goals. We believe this helps to create a personal bond and gives tutors the ability to play a fundamental role in the development of our students inside and outside the classroom. Students evaluate their tutors monthly.

The success of our tutor-based model requires well-prepared professionals who must not only have an academic background, but also industry experience. We invest a significant amount of time and resources to train our tutors constantly:

•	Initial training: Averaging 20 hours, to discuss (i) our digital education academic platform and pedagogical trends and (ii) our story, mission and values.

•	Continuous training: Averaging approximately 40 hours per tutor per year, in-person at the beginning of each semester and online throughout the rest of the semester, with the objective of developing new competences and preparing the tutor for the upcoming module.

•	Specialized training: Focused on subjects with a historical student failure rate above the Brazilian national average for all subjects we offer. The tutor is taught methodologies, tips and ways of approaching the content that we believe help improve the student experience.

Finally, tutors are our employees and we control the entire hiring and training process and monitor their performance. This helps us ensure that adequate quality levels are maintained.

We believe that this careful process allows us to provide a quality service to our students at our hubs, supported by our online, technology-enabled platform and printed content. This model allows for higher student satisfaction and higher retention rates.

Technology-Enabled Platform

Our hybrid, technology-enabled platform empowers the entire ecosystem:

We have developed an integrated suite of technology platforms which provides data intelligence for all stakeholders involved in the education process. This enables us to differentiate our hybrid digital education model in the market, manage all of our hubs, conduct all of our commercial activities and operate efficiently across Brazil. Through our in-house platform, Gioconda, and our mobile application, Leo, we offer the following features that benefit students, tutors, hub partners and our management:

•	Students’ Portal, which is an online portal that gathers all academic content, as well as student information, such as grades, deadlines, attendance and financial situation. It also allows students to access online after-class support from tutors. In December, 2020, to improve the academic experience of our students, we launched a brand-new version of Gioconda, our digital platform, which now includes adaptive learning concepts.

•	App Leo, which is a mobile application where students can find all course subjects; simulators and 3D laboratories; all student services, including a WhatsApp center; online support with tutors; course learning results, tracks and learning activities; student and class benchmarks; as well as academic and finance metrics.

•	Tutor’s Portal, which is an online tool, available to all of our tutors that tracks general performance indicators relating to the classes to which they are assigned. This allows tutors to keep track of their students’ development by understanding their individual characteristics and following their engagement, as well as to monitor their classes’ progress. It also gives them access to data that they can use to improve their planning methods and teach their classes effectively.

•	Teacher’s Portal, which allows teachers in charge of content production to monitor the delivery of the academic subjects and quickly change, update and add new content to support all students or students from a certain region who have specific difficulties. We also develop our own academic content internally, which allows us to continuously improve it according to students’ feedback and achieve superior satisfaction levels.

•	Manager’s Portal, which supports all our hub partners and our management team by providing financial and operational performance indicators relating to our hubs, on an individual or consolidated basis, and information about the competitive landscape. It allows partners to monitor the hub’s progress and plan their decision-making based on performance and data. Our partners can also use this platform to create their own advertising campaign with a standardized visual identity and centralized support.

•	Sales Management System, which is a platform that allows us and our hub partners to execute a dynamic pricing strategy adapted to each of the geographic markets in which we operate with enhanced discount and promotions controls. We believe that this tool helps us maximize our revenues in each hub and in each market by giving us and our partners across Brazil access to a complete sales interface. This system also provides georeferenced technology through a “heat map” that helps us choose the right place to open a new hub based on an analysis of data on potential students.

Quick and Seamless Adaptation to COVID-19

The outbreak of COVID-19 in Brazil posed a series of challenges to companies across different economic sectors, including as a result of social distancing measures imposed by governmental authorities. While restrictions have been imposed on in-person meetings which have affected our business, our operations have not been materially affected since the beginning of the outbreak.

We have migrated from weekly in-person meetings with students to weekly virtual meetings conducted through the Microsoft Teams platform. We have also expanded the use of social media tools to interact with our students and prospective students. Our face-to-face or virtual meetings are based on highly interactive activities that can be provided anywhere, anytime.

In this context, we have accelerated the delivery of digital content, including by rapidly developing a new version of the Leo application, which now supports and concentrates all features relevant to our students’ learning experience in a single, intuitive tool. We have also provided additional training sessions to our tutors using Microsoft Teams and have been supporting them with methodologies to keep the student engaged.

Since we already delivered most of our services remotely, we did not experience a significant disruption to our business from the adaptation of our learning model.

In addition, we believe that what is most important is to have tutors who follow the student throughout the whole course, regardless of whether meetings between tutor and student are held in-person or virtually. Due to the ongoing COVID-19 pandemic, we continue to conduct meetings between tutors and students virtually, with the same class and tutor with which students had in-person meetings before the pandemic, and despite the COVID-19 pandemic, course schedules and curricula remain unchanged.

Strong Network of Hub Partners

Throughout the years, we have built and kept strong relationships with our 188 hub partners who have played a key role in our expansion. We expect to maintain the relationships as we grow because it is essential given our business’s scalability. Our hub strategy is proximity at scale. We believe that a solid partnership network is critical to execute our digital education strategy and expand our operations in an asset-light manner.

Our business model is financially aligned with that of our hub partners. Our hub partners are remunerated by their respective share represented by a given percentage over the tuition fee collected by us from students. The total amount to be transferred to the hub partners on a monthly basis is derived from the pricing terms agreed upon with each student on the service contract. This percentage is similar across all our partnership agreements and varies in accordance with the type of course the student is enrolled in, which are higher for continuing education courses and lower for undergraduate courses. In addition, this percentage is higher in the beginning of the hubs’ operations and decreases throughout their life cycle, thus reducing their payback period and increasing the attractiveness of their investment. We believe that the share of the tuition fee paid to our hub partners represents an amount that allows our hub partners to maintain educational facilities and provide needed services for our students. We also believe that this structure incentivizes our hub partners to attract a higher number of students, which will in turn increase such hub partner’s profitability.

Each hub partner is responsible for rental costs and property maintenance, as well as administrative services, cleaning, local student service and infrastructure of the classrooms. Our partners are also responsible for local advertising campaigns and contact with the local community, as well as to provide us with intelligence about the local competitive landscape, context and demographics. This allows us to set individual prices for each course, in each hub, in each city we operate.

We typically enter into contracts with our hub partners for an initial six-month term. The contracts are automatically renewable after the first six month period. We or the hub partners may terminate the relevant agreement with or without cause. Termination without cause by us or the hub partners requires the party initiating the termination to provide a ninety-day prior written notice. However, we may require, at our exclusive discretion, that the hub partner render services to our students until the end of the relevant semester.

In addition to termination without cause, any of the parties to such agreements may terminate them in case of (i) default on a contractual obligation and/or failure to comply with relevant regulations of the MEC or other governmental authorities; (ii) bankruptcy or judicial or extrajudicial liquidation, or termination of our activities or the activities of the hub partners; (iii) underperformance of the hub, evidenced by a reduced number of students enrolled in the courses offered by that hub, or (iv) any impediment to the hub’s operations resulting from the actions of a competent authority. The agreements may provide for the parties to indemnify each other in such cases.

Our hub partners may not transfer or assign the agreements or any obligations thereunder. In addition, the agreements provide that we must receive thirty days’ prior written notice of any change of control of our hub partners, and that we may terminate the agreement at our exclusive discretion in such circumstances.

We believe that our partners choose to work with us for the following reasons, among others: (1) our highly profitable partnership model; (2) our strong brand; (3) our effective tutor-centered methodology with higher retention rates; (3) our distinctive digital marketing strategy; (4) our technology-enabled platform and sales tools designed to help partners manage their businesses more efficiently on a daily basis, and (5) our comprehensive product portfolio.

Partners are typically not business managers; they are entrepreneurs or pedagogical consultants with extensive backgrounds in the education sector – e.g., former school principals or former executives of our Company. The features of our technology-enabled platform help them to follow their operational and financial key performance indicators, or KPIs, in real time. These KPIs include active students per hub, internal evaluation (CPA) application, drop-out rates, and students’ failure and attendance rates, on both an individual and a consolidated basis if they own more than one hub. In addition, our partners can track the competitive environment, such as pricing promotions and discounts offered by other companies.

We further provide specialized training programs for our hub partners so they can become specialists in the day-to-day operations and ultimately be able to deal with financial and academic difficulties. Based on a manager’s portal that provides standard performance indicators, we also host monthly meetings to discuss financial and pedagogical performance. These meetings are an opportunity to discuss the implementation of KPI monitoring routines, train hub partners on presentation skills, provide guidance on turnaround strategies when hubs are performing below their stipulated goals, and monitor the evolution of such strategies.

These online meetings bring together hub partners from across Brazil and provide an opportunity to share best practices and experiences, and help us to implement the same tracking system across hub partners. We believe this is a win-win-win approach because, as a result, hub partners improve their results and become more satisfied and loyal as they feel closer to our operations, students enjoy a better user experience and academic performance, and we improve our financial and academic results.

These initiatives are part of our Management Excellence Program, or MEP. The MEP was created to standardize various processes in our hubs through an evaluation and recognition methodology which encourages the hubs to invest in their development and growth. Its purpose is to ensure a level of governance appropriate to our size and strategic objectives. The MEP is focused on the program’s five pillars: academic, service, commercial, people, and management and infrastructure. The evaluations measure the performance of each pillar through a self-evaluation and a corporate evaluation.

We keep strong and close relationships with our partners. We have a commercial support team for partners that is in continuous contact with them, for quick troubleshooting and standardized communication and training. This effort is supported by a “CRM for partners” platform in order to maximize our partners’ financial results. We are now working on dividing our partners into clusters according to their size and/or stage of the maturity of their hub. This will allow us to offer a more tailored and efficient service, and to support and communicate better with our growing network. In addition, we host annual regional meetings with all of our partners to celebrate the achievements of the previous year, set new goals and align our plans to pursue targets for the next year.

We have developed an efficient playbook that enables seamless onboarding and financially aligned operations between us and our partners, as well as organized hub expansion with defined responsibilities for each party, which reinforces the asset-light nature of our business. We are developing an “internal certification” for partners with two categories: basic training (for new partners) and advanced training (for those who are experienced). We are also developing sales simulators to standardize the commercial approach of our and our partners’ marketing teams.

In our view, the increase in the number of average hubs owned by each of our partners demonstrates the strength of our relationships. On average, after four years, our partners operate six hubs. Our hub partners’ attrition rate is very low, and most terminations or suspensions of partnerships are attributable to us (usually as a result of our partners’ failure to manage the business).

The number of hubs per base partner (i.e., hub partners with whom we entered into contracts prior to 2017) averaged 1.7 hubs per partner. As of December 31, 2020, this average increased to 5.7 hubs per partner. Moreover, the number of hubs per 2017 partner (i.e., hub partners with whom we entered into contracts in 2017) increased from 3.7 hubs per 2017 partner as of December 31, 2017 to 4.8 hubs per 2017 partner as of December 31, 2020. Similarly the number of hubs per 2018 partner (i.e., hub partners with whom we entered into contracts in 2018) increased from 2.8 hubs per 2018 partner as of December 31, 2018 to 3.5 hubs per 2018 partner as of December 31, 2020. Likewise the number of hubs per 2019 partner (i.e., hub partners with whom we entered into contracts in 2019) increased from 1.7 hubs per 2019 partner as of December 31, 2019 to 2.7 hubs per 2019 partner as of December 31, 2020. The current numbers of hubs per 2020 partner is 1.5. We believe this demonstrates the strength of our relationships with our partners.

As shown above, the number of hubs per new partner in year decreased from 3.7 in 2017 to 2.8 in 2018, to 1.7 in 2019 and to 1.5 in 2020. This is due to the fact that the expansion of new hubs in 2017 started in more densely populated areas and then progressed into less densely populated regions, and the number of hubs per new partner therefore decreased as a result of the geographic position of the new hubs.

Data-Driven Student Experience

Our students’ experience is evaluated based on a continual improvement process. Our students assess all of their contact points with us on a periodic basis (eight times per year). We call this internal evaluation process “CPA”. It is designed to support our and our partners’ decision-making based on the data collected. We ask students to assess their experience with us based on three aspects:

•	Infrastructure: The quality of infrastructure of our hubs, such as classrooms, common spaces, practice laboratories, computer laboratories, library and virtual learning environment.

•	Course: The quality of the course, subjects and content. The questions are about: the teaching organization; teaching materials such as textbooks, video classes, learning objectives and interactive learning tools; academic and professional training, course coordinator’s performance and tutor performance, both online and during the weekly in-person encounters.

•	Institution: The perception of the quality of the academic service, institution management and the institution’s values.

We have an extensive database from the abovementioned pool of information that guides our analysis and shapes our plans to constantly improve the student experience. Below are three of the most frequently followed KPIs:

•	Tutor: This assessment takes place on a monthly basis and is available for monitoring by the coordinator and the tutor.

•	Student Service: This is a tool used to evaluate our efficiency in addressing administrative issues. This assessment takes place semiannually and is available for monitoring by our hub partners. Our team keeps in contact with the administrative staff of our hubs, host training sessions, and share the best practices to improve service delivery.

•	Infrastructure: This assessment takes place semiannually, and we share this KPI with our hub partners in order to support them.

Integrated Marketing Model

We developed a marketing model for our operations, which focuses on managing the student’s entire life cycle from the moment they are first identified as prospective students, and which integrates communication, commercial and sales strategies as well as management tools. This model allows all teams involved in our marketing process to have a 360-degree view of the student’s growth.

We understand that our student’s life cycle is similar to other industries. From finding potential customers to enrolling them as new students, we establish and develop relationships with students. We endeavor to avoid dropouts and maintain ongoing relationships with our alumni. We believe that the strategy to manage this complex process is one of our competitive advantages, which combines high retention (especially after year one) and an asset light operation with low customer cost driven by business intelligence and targeted marketing.

However, we are still looking for opportunities to enhance this ratio, including: increasing retention rates by using artificial intelligence, improving penetration of continuing education, efficiencies through marketing mix modelling (also known as M3), and economies of scale in marketing expenses.

The marketing process has three cornerstones:

•	Communication Strategy: We developed our strategy by focusing on managing investments and sales volumes in each region of Brazil, assessing our performance and CAC hub by hub;

•	Integration and management of sales efforts: We developed an integrated operation process with our hub partners using successful internal teams from each hub, focused on supporting commercial teams across the network; and

•	Relationship: Our strategies are based on sharing relevant information for the use of our services, engaging students with the course and retaining students.

Communication Strategy

We developed our strategy focusing on managing investments and sales volumes in each region of Brazil, assessing our performance and CAC hub by hub, and adjusting our execution whenever needed. Media investments are made transparently with hub partners, according to the local market share of our brand and the number of competitors by location.

Our marketing strategy is divided into national and local campaigns, with digital and offline marketing as the main pillars of our communication.

We plan our national campaigns according to our goals in each micro-region previously identified by our managers. The main media channels we use in an integrated way are digital marketing – consisting of a fully functional digital platform with Google, YouTube, Facebook and Instagram services – in parallel with radio, TV, billboards and print media. Locally, hubs run additional campaigns, increasing the reach and frequency of marketing communication.

In local marketing campaigns, the strategy (designed by the type of media based on national audience tools) is shared with our hubs, who contribute by choosing the best resources to be employed locally. This interaction is crucial to supplement audience data provided by specialized suppliers, which is largely available to the market, since it makes our co-creation process much more robust and integrated.

We use research resources such as Kantar Millward Brown, an opinion polling platform, to define the contents of our annual brand campaigns.

We purchase audience studies from IBOPE Monitor (the main advertising audience platform in Brazil) to help us select the media vehicles we use and, in the case of radio – which is of great importance due to its popularity and reach of the entire population – we use an artificial intelligence software that monitors and ensures broadcasts of all the agreed advertising content.

To promote correct brand usage by our hubs, we use a customization tool for print and online advertising materials, which is fully automated and supervised by our internal marketing team. In addition to the standardized parts distribution system, an internal communication team (composed of designers, digital strategists and content creators) supports our hub network.

Integration and Management of Sales Efforts

We developed an integrated operation process with our hub partners using successful internal teams from each hub, focused on supporting commercial teams across the network. We operate as a single team, with an eye on the entire business process within our systems.

The teams work based on our commercial portal and our customer relationship management system, or CRM, Campus Nexus. The commercial portal is a robust and exclusive tool fully developed by our team. The CRM Campus Nexus is one of the most robust technological solutions for the postsecondary education market in Brazil, being completely customized to suit our needs.

We define the goals of each local market and each hub within that market based on studies from our commercial planning team. We calculate our goals for each hub using Microsoft Power BI and consider a set of variables that includes (i) our potential estimate for each market, (ii) the media investments made in the marketplace, (iii) the established competitors, (iv) the market volume already activated and (v) our history of operations in the analyzed and comparable marketplaces.

Starting with the definition of goals, every detail in the commercial process is monitored and results are measured on an hourly basis, including conversion rates (i.e. the rates at which we convert potential candidates into enrolled students). All the information exchanged between the commercial teams and our prospective students is registered in a single timeline in our CRM system before being uploaded to their history when they become students. Our sales funnel (i.e. the journey that our potential candidates go through with us) is closely monitored. This allows both the hub and the corporate team to view the contacts and offers made for each candidate, thereby standardizing our communications at all points of contact.

A series of indicators allows hubs and teams of managers to continuously adjust their strategies. In addition to their daily goal, hubs have access to hourly uptake trends, information about age, location, use of offers, comparisons with the previous year, and other variables that would affect sales behavior.

The commercial portal also allows hubs to use strategic tools that increase their local competitiveness, such as:

•	Heat-Map: The platform links the addresses of prospective students to Google’s geo-referencing tool, building a demand map and student base for each region of each city in Brazil. Based on this information, our teams are able to select regions in which to step up marketing efforts, open new hubs and compare such strategies to the location of our competitors.

•	Pricing: We have prices and offers that vary according to each local competitive environment and our strategic objectives: whether we are new entrants, late entrants, pioneers, and whether we want to gain market share, defend a position or maintain our growth rate. All hubs feed the platform with the prices and offers of our competitors in each of the cities in Brazil. This is a recurring process, which we believe allows for a correct and agile reading of the competitive dynamics in each location. Based on this information, we are able to refine our local strategy in order to maximize our profitability without losing competitiveness. Our geographic pricing strategy is then refined with local variables that are constantly changing. The enrollment management system limits the granting of discounts, and we monitor the average ticket to visualize the circulation of funding and revenue in each marketplace.

•	Average Ticket Evolution: All hubs in Brazil are able to follow the student intake average ticket (both in the current month and projections for the end of the semester). This ensures a more assertive management of commercial strategies in each hub.

•	Students’ tickets are adjusted on an annual basis, in line with inflation, throughout their academic journey. In addition, our tickets are also gradually increased by approximately 5% with the inclusion of new “cross-disciplinary” subjects (in line with MEC guidelines) in three periods of the course. For example, if in the first semester the monthly ticket is R$250, normally in the eighth semester it will reach R$334, assuming an annual inflation rate of 3% and an annual ticket increase of 2% above inflation. This process helps to increase the ticket higher throughout the course’s duration. In the first semester of 2020, our average ticket was approximately R$280.

	Semester	Monthly Tuition
	1st semester	R$250
Average ticket freshman	2nd semester	R$250
Annual adjustments (Inflation(1) + 2%)	3rd semester	R$263
New subjects (5% increase)	4th semester	R$276
	5th semester	R$303
Annual adjustments (Inflation(1) + 2%) + New subjects (5% increase)	6th semester	R$303
	7th semester	R$334
Annual adjustments (Inflation(1) + 2%) + New subjects (5% increase)	8th semester	R$334

(1)	Considering an annual inflation rate of 3%

•	MEC Census Analysis: The portal presents a structured analysis of the official data from the MEC’s Census, allowing our partners to understand the main competitors in each city, and thereby direct their sales efforts, offers and local competitive strategies.

•	Commercial Action Plan: Each hub is able to register the actions planned alongside our corporate team in our commercial portal. A workflow and action schedule is then designed, monitored and assessed within the platform in order to address the market adequately. We therefore have a uniform execution strategy and an appropriate approach to the main stakeholders and events that need to happen in each region.

Our sales team is constantly updated on new strategies through our digital education system. Our sales academy, which uses standard content to educate the entire sales force, broadcast tools for periodic meetings with the entire hub network and mobile groups in order to streamline urgent demands.

Our commercial teams work in a fully integrated manner with a set of supporting processes and systems to generate an intense sales effort.

Relationship with Students

Our student relationship strategies have three main pillars: (i) sharing relevant information for the use of our services; (ii) engaging students with the course and (iii) retention. To support relationship planning, we evaluate all classes taking place in Brazil. In each subject, students evaluate all main factors affecting our courses: the tutor, the content and the infrastructure of the hub. This continuous process, known as CPA, allows a constant flow of information to our management team, who are focused on maximizing the experience delivered to students.

Information sharing: We map our student’s entire journey and determine the contact points to increase prospective and existing students’ awareness of our products and services. The entire process is configured in the CRM, which collects information automatically and organizes all data in a single timeline for each student, directing communication for all points of contact. In addition to our communications with the student, we have a tutor in each classroom who plays a fundamental role in shaping our brand, acting, primarily, in the engagement of students in the course.

•	Student Engagement: The learning process is maximized with our hybrid model. In all subjects, the student has a tutor who mediates weekly meetings at our hubs, with the sole objective of ensuring the best results for each student. This close and direct interaction is supported by all online services, generating the lowest dropout rates in the digital education business in Brazil. In the partner’s portal, the CPA results of each classroom in Brazil are analyzed and serve as a basis for our management team to build action plans with the objective of making constant improvements. This process has led to significant improvements in student experience as shown by our evaluations.

•	Retention: The entire retention process is structured and supported by our hubs and is also registered in our systems. Students may not cancel their enrollment without going through an interview, made by the hub coordinator and/or tutor, during which a first retention effort is made. The content of the interview is recorded in our learning management system and the main reasons for a potential dropout are considered for later decision-making. This process receives special monitoring from our operations management team. Our dropouts are concentrated in the first semesters of our courses and, in the past four years (i.e., from 2017 to 2020), we have grown our enrollment volume by more than 400.0% while maintaining the ratio of dropout students per semester. According to the 2018 postsecondary education census by the MEC, our dropout rate for new enrollments was 36.7% whereas the market average was 58.7%.

•	Redesign of the Student’s Journey: The academic journey of the student, from enrollment to post-graduation, was redesigned with the help of Flwow! - Customer Experience Solutions, one of the best institutions focused on customer experience in Brazil. Through our collaboration with a team of specialists, we are incorporating the best practices in the market for managing student satisfaction. Several changes in processes and indicators are being implemented to maximize our results of operations and the success of our students.

Based on our already positive relationship with students, demonstrated by high levels of satisfaction and low dropout rates, we incorporated additional strategies in an attempt to further improve our results of operations, among which we highlight the use of Artificial Intelligence, or AI, and the adoption of best practices for customer experience.

In partnership with one of the largest software companies in Brazil, we connected artificial intelligence software to our database in order to establish a profile of our graduating students. Starting with data enrichment and analysis, together with the use of machine-learning algorithms, we are refining the profile of students who have completed our courses and comparing the variables that explain their profile in relation to other students. With this strategy, we refine our commercial policies to attract students with high likelihood of graduation. Studies such as these will reveal what variables would most affect student experience and satisfaction, so our teams of managers could better allocate their focuses. Deliverables in connection with this project include variables such as a student’s ability to pay, relevance of CPA correlations, among others. We expect that, with these initiatives, we could increase our graduation rate and in turn improve our results of operations.

Improvements in our quality indicators are the best confirmation of the success of our student relationship policies and strategies, as well as our efforts to integrate of their experience with our brand. The improvements in our CPA and Institutional Concept evaluated by the MEC indicate that we are on the right path.

Regulatory Quality Indicators

Our model is recognized by certain regulatory quality indicators, such as:

•	Institutional Concept, or CI: A quality indicator for postsecondary education institutions measured and published by the MEC through on-campus evaluations that comprise educational organization subjects, such as institutional planning and development, academic and management. As of October 2020, our CI score was 5 out of 5 possible points.

•	General Courses Index, or IGC: This is the most important indicator for a course. The IGC considers the average of the last three CPC grades, the distribution of students across undergraduate and graduate, and the average evaluation of graduate programs. As of September 2019 (the last available data), our IGC score was 13% higher than the market average for private institutions).

•	Difference Between Observed and Expected Performance Index, or IDD: A quality indicator that is intended to capture the institution’s contribution to the student’s development. As of October 2020, our IDD score was 3.3, 27% higher than the market average, which was 2.6.

•	Preliminary Course Concept, or CPC: A quality indicator for postsecondary education institutions measured and published by ENADE that comprises educational and organization subjects, such as student and faculty performance, infrastructure, didactic-pedagogical resources and other inputs, in order to measure general courses quality. As of October 2020, our CPC score was 9% higher than the market average for digital education private institutions.

Our Products and Services

We believe that, by incorporating quality, engagement, flexibility, affordability and innovation in our offerings, we provide a hybrid learning experience to our students. Our core business is to provide digital education undergraduate courses, however, we also offer digital education graduate and on-campus undergraduate courses.

Digital Education Undergraduate Courses

•	What differentiates our digital education model is its hybrid methodology, with weekly in-person meetings with on-site tutors. Accordingly, in addition to students being able to study when and where they choose through our VLE, students can ask and have their questions answered in-person by a tutor, as well as perform group work and interact with other students. This creates network opportunities and a sense of belonging. Digital education is the best option for those who do not have time to go to class every day and need flexibility in their schedule, but want to have access to quality postsecondary education.

•	Our portfolio of courses is composed mainly of pedagogy, business administration, accounting, physical education, vocational education, engineering and health-related courses;

•	Our courses cover three undergraduate degrees:

o	Bachelor: Courses with wide portfolio of theoretical and practical subjects, with an average duration of four to five years;

o	Licenciatura: Courses focused on the formation of professionals who intend to act as teachers or professors, with average duration of four years; and

o	Vocational: Courses with practical skills for a specific profession, with average duration of two to three years.

•	We also offer educational content and support via internet and mobile devices. Our VLE is intuitive and dynamic.

•	As of December 31, 2020, our digital education undergraduate student base consisted of 256,953 enrolled students, and over 195,000 people have graduated from our courses in this modality over the last 13 years.

Digital Continuing Education Courses

•	We offer continuing education courses predominantly in pedagogy, finance and business. We also offer continuing education courses in other subjects such as law, engineering, IT and health-related courses;

•	There are over 140 digital education graduate courses and approximately 25 online short continuing education courses.

•	Courses are offered in two different versions, which are (i) hybrid model, and (ii) 100% online.

•	As of December 31, 2020, there were 44,570 students enrolled in our digital continuing education courses.

Other Businesses

We additionally offer on-campus undergraduate courses, including those that are currently not allowed to be offered through digital education, such as law and health-related courses, and others such as business administration, accounting, physical education, and engineering. As of December 31, 2020, there were almost 8,000 students enrolled in our on-campus undergraduate courses.

In December 2020, we launched a pilot project focused on certificate programs for technical courses, which we believe is a potentially growing sector. This project is part of our strategy to expand complementary offerings throughout the students’ lifelong journey, providing an opportunity for students to follow a certificate program for technical courses in parallel with high school studies or prior to their enrollment in an undergraduate program. As part of the first phase of the pilot project, there are three technical courses already authorized and being offered at ten hubs located in certain Brazilian states. We believe this could represent an additional source of revenue for us and contribute to a reduction of our customer acquisition cost, as these students may extend their learning journey with the pursuit of an undergraduate degree afterwards.

Distribution and Geographic Presence

As a consequence of the new regulatory framework in 2017, which eased the process to open new hubs, we were able to expand our operations and geographic presence. As of December 31, 2020, our network consisted of 709 hubs, compared to 545 hubs as of December 31, 2019 representing an annual growth rate of 30.1%. As of December 31, 2018, our network consisted of 370 hubs, compared to, respectively, 221 hubs and 72 hubs as of December 31, 2017 and December 31, 2016, representing a CAGR of 77.1%. As a result of our differentiated value proposition, we were able to increase our number of hubs and student base while improving quality.

As of December 31, 2020, our network consisted of 601 partner hubs and 108 proprietary hubs. We are present in all states of Brazil with considerable market share of enrollments in all regions. We have operating hubs in 620 cities and in 56.2% of all cities with over 40,000 inhabitants – which, according to our business model, is the optimal population to accommodate a digital education hub. We are also present in 16 of the 17 cities in Brazil with over a million inhabitants. We note that as soon as we enter a new city, we usually quickly gain market share and become the market leaders of the city through our combination of hybrid offering, efficient pricing strategy and student-centric business model.

We have worked together with an international consulting firm to develop a robust expansion plan, which has mapped several opportunities to pursue in the next five years. Additionally, we also employ a heat map tool (which we developed in-house) that allows us to efficiently position new hubs geographically. Our heat map searches and analyses the locations of potential students’ homes and workplaces and optimizes our decisions as to the location of our hubs, whether to open new hubs or to relocate already operational hubs.

We have a very strong presence in the south region of Brazil, with around 183 hubs and a 26.7% market share in terms of student enrollments. We are also present in locations where access to on-campus education is difficult or deficient, with a large amount of hubs in small cities. We believe that our strong distribution network serves our purpose of democratizing access to postsecondary education and cementing our leadership nationwide.

We currently have a strategy to further penetrate the southeast region, as it is the largest market in Brazil. The charts below illustrate our market share and the representativeness of each region in terms of total market, as well as the breakdown of hubs per region:

Since Uniasselvi’s foundation, our headquarters have been located in Indaial, in the State of Santa Catarina. However, we decided to expand the executive management and strategic departments, such as Commercial, Sales and Financial, to Florianópolis, in order to be closer to one of the main technology hubs in the Brazil.

Our Students

As of December 31, 2020, we are focused in our 309,560 undergraduate and graduate students, of whom over 83.0% are enrolled in our digital education undergraduate courses. From this audience, 86.0% are under 40 years old, 85.0% came from public secondary school (K-12), 87.0% work while studying with us, 83.0% pay their own tuition, 77.0% have a monthly household income of up to U.S.$2,000 per household and 67.0% are women.

The composition of our current intake is as follows: 36% enrolled in vocational courses, 19% in pedagogy and related courses, 16% in healthcare courses, 11% in business administration and related courses, 7% in physical education courses, 5% in engineering courses and 6% in other bachelor courses.

Our students consistently value their experience with us and we have excellent results in terms of satisfaction and recommendation of our brand.

Our Culture and DNA

Our operations and corporate culture are guided by the following values:

•	Ethics and Respect: To always abide by the rules, with transparency and respect, is one of the key basis of our relationships with students, employees and partner hubs.

•	Appreciation of Knowledge: It is not enough to just know something, it is necessary to know how to do it. We value knowledge as a way of inspiring people and bringing them closer together.

•	Vocation to Teach: Our professionals take pleasure in educating and contributing to our students’ growth.

•	Ownership Attitude: We think and act as owners of the business.

•	Simplicity and Collaboration: We work together as a team, with an open and direct dialogue.

•	Focus on Results and Meritocracy: Our team grows by merit through the overcoming of goals and dedication of each individual.

We believe that every step we take and every milestone we achieve brings us closer to our mission of democratizing access to high-quality, accessible, flexible and affordable postsecondary education in Brazil. Our 6,174 employees as of December 31, 2020, 63.8% of which are women, share the same goal and common values~~.~~ Over 92.5% of our employee base has a postsecondary education degree and 62.1% hold a postgraduate qualification, master’s degree or doctorate.

Leading us is a management team with over 100 years of aggregate experience in renowned education companies, as well as diverse backgrounds across banking, financial management and technology.

Our internal corporate environment survey shows positive results regarding satisfaction of our employees and how they feel about working with us:

•	94% of our employees are proud to tell other people that they work with us.

•	92% of our employees believe that their job has a special meaning; it isn’t “just another job.”

•	92% of our employees feel good about the way they contribute towards a better society.

We closely monitor our employees’ satisfaction rate, which was above 81 on a scale of 0 to 100 in 2020, 2019, 2018 and 2017, as measured by Great Place to Work. We were also awarded the Great Place to Work certificate as one of the top 10 companies to work for in the state of Santa Catarina in 2020 for the second consecutive year (out of a study of over 130 companies with over 1,000 employees each).

We are active in our community and continuously seek to develop and participate in social and environmental initiatives. Our corporate responsibility extension policy has already reached over 110,000 people and comprises several initiatives centered on our community, including environmental, cultural, sporting and artistic aspects, among others. In 2019, we were recognized as a Socially Responsible Organization by ABMES.

We have also created projects tackling social and environmental issues, such as: Project Green Classroom, endorsed by the Brazilian Ministry of the Environment, which democratizes access to information while promoting awareness, reflection and construction of social and environmental action; and Autismos, an educational support group that has the objective of informing professionals from the education sector about Autism Spectrum Disorder (ASD) and raising awareness, in which 15,050 people across 110 hubs have participated, with over 360 volunteer tutors.

During the COVID-19 pandemic, we provided free online courses for students on various subjects through our engaging “Trilha de Aprendizagem” program. Since the beginning of the social distancing measures and shelter in place orders in Brazil, over 190,000 people have completed these digital courses, totaling more than 450 thousand sessions. More recently, in July 2020, we have also structured a free online training program, “Como Ensinar à Distância,” in order to assist public school teachers with teaching using digital methods, including exclusive live sessions with specialists. We had over 50,000 subscriptions from participants from more than 2,000 municipalities across Brazil just in the first week of the program, which we believe has contributed to solidifying our reputation among teachers, tutors and professors as a leading digital player in education.

Our Competitive Strengths

Over the last 20 years, we have built a set of capabilities and attributes in our hybrid digital education business model and we believe this provides us with meaningful sustainable competitive advantages:

Digital Education Approach to Postsecondary Education

Our value proposition differentiates us from other players in the Brazilian market, as we address what students value the most by providing a personalized student experience which combines the advantages of digital education and on-campus education.

We believe our platform is difficult to replicate and it would take a significant amount of time and investments for competitors to be able to compete with our know-how, brand awareness, content production and methodology, infrastructure, as well as build a solid partner network to reach the scale of our operations.

We have been developing and improving our digital education platform not only to support our students in their academic journey, but also increasingly to support them in their professional endeavors. We are passionate about democratizing access to postsecondary education in Brazil because we know the power of affordable education and its ability to transform our students’ lives.

Through our technology-enabled platform, we support all of our stakeholders. While we produce and deliver content that is centralized and constantly evolving, we enable hub partners and tutors to distribute it in multiple formats that cater to students’ needs and prioritize a personalized, engaging, effective and simple experience. We also enable our partners to actively manage hubs’ activities in a comprehensive manner, providing a 360-degree vision of their operations, through a data-driven online portal. This technological platform gathers data regarding their student base, student performance, financial indicators, tutor and infrastructure evaluations, commercial performance, pricing and others – highlighting key insights, such as students in need of special attention, and helping predict and avoid potential dropouts.

The combination of these aspects enables us to enroll a large student base and attract loyal partners and trained tutors, ultimately increasing our ability to expand geographically at an even faster rate, while maintaining our differentiated customer support.

Asset-Light and Scalable Business Model

We have an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. We are able to do so by taking charge of hiring and training tutors, developing content, and managing students’ experience as well as incurring faculty and marketing costs, while leaving partner hubs’ day-to-day operations, and expenses (general and administrative, rental, equipment) to the care of our partners, who are remunerated by their respective share of the tuition fee collected by us from students, based on a given percentage which is similar across all our partnership agreements. This allows us to quickly expand our operation and geographic footprint with a modest effort.

Leading Student Experience, Brand Awareness and Strong Academic Standards

Our disruptive, student-centric model has achieved the highest satisfaction levels in terms of quality, employability, affordability, infrastructure, recommendation and location consistently across all regions where we are present.

We believe brand awareness is also a key metric to students’ decision-making process. According to statistics from Google, we were the educational brand with the highest growth in Google searches in Brazil in the six months ended June 30, 2020, with 27% growth when compared to the same period in 2019, as compared to a market average of 8%. Furthermore, according to Educa Insights, as of December 31, 2019, we had the highest levels of intention to enroll, first choice and top-of-mind brand, reaching on average 61.1%, 26.5% and 24.3%, respectively. This compares to 39.8%, 13.2% and 12.6%, respectively, for the second place brand. This data relates solely to digital education.

The results from the study conducted by Educa Insights also establish five strategic drivers (employability, quality, tradition, accessibility, and product and infrastructure), that integrate our brand equity and its nationwide presence. Below are certain highlights from the study:

Nationwide perception of quality. We are positioned as one of the best options for digital education in every region of Brazil, with results for the “product,” “employability” and “quality” dimensions significantly above average when compared to our competitors.

Superior quality maintained in the new waves of hubs. Our perceived quality has no relation whatsoever with the maturity level of our hubs, which we believe highlights the scalability of our model.

A winning hybrid model. We present superior growth driven by superior intake indicators and brand perception in markets currently dominated by established Brazilian players.

An academic model that impacts enrollment intentions. Our hybrid model has high levels of acceptance in that it is perceived as far better than traditional digital education alternatives.

Our best-in-class quality standards. Our academic standards are a testament to the quality of our methodology, infrastructure and stakeholders. As of October 2020, our CI score was a five on a scale of one to five.

Our Business Economics and Cohorts

We believe the combination of the elements of our business model and the strength of the value proposition for the students attracted to our ecosystem has resulted in best-in-class unit economics for our hubs network, which plays a pivotal role in our organic growth strategy.

We track the cohorts on a semi-annual basis. We have cohorts showing substantial growth from our current hubs, 626 of which opened between the second half of 2017 and the second half of 2020 and are still maturing. New hubs usually concentrate first and second semester students who tend to have higher drop-out rates compared to students in other semesters. In addition, in the initial years after opening a new hub, we have a strategy of accelerated payback for the hub partners, by means of their higher shares over the tuition fee in the initial years, based on regressive percentages defined in each partnership agreement, which is important to sustain our partners’ profitability. We typically achieve a positive Adjusted EBITDA margin after three semesters of operation, considering hub partners’ lower shares over the tuition fee and a higher student base. In addition, our average student base per mature hub is approximately six times higher than the student base of a recently opened hub, which is ramping up.

Our strong cohorts are driven by the maturation of our hubs, our high retention rates, the expansion of our offerings such as new courses and our cross-selling opportunities. We also closely monitor CAC and lifetime value to our student base, as well as the average payback and internal rate of return for our hubs.

Our Growth Strategies

We aim to continue generating value for our shareholders by implementing the following strategic initiatives:

Maturation of Our Hubs

We expect to grow significantly with the maturation of our hubs. Our hubs normally have a four-year maturation cycle, which begins when a hub becomes operational with a first intake cycle that progresses through these four years. Nevertheless, a hub only reaches full capacity after approximately eight years of existence, in function of the increasing brand awareness locally and continued optimizations in the average size of classes. Given that our hubs have an average life of 3 years, or six semesters and are still ramping up, we see considerable room to grow our operations and student base. As of December 31, 2020, we operated 709 hubs in different maturation stages, of which 11.7% are mature and 88.3% are ramping-up. This illustrates the compelling strength of our business model.

We believe we have significant potential to increase our margins through the maturation of our hubs. Because of our strategy to accelerate the payback to our hub partners with higher shares of the tuition fee in the initial years, as hubs mature their share decreases to approximately 21%, thus increasing our profitability and allowing us to reach an average Adjusted EBITDA margin at maturity of approximately 40%.

Opening of New Hubs and Expansion to New Markets

We have worked with a leading international consulting firm to develop a robust expansion plan which has mapped several opportunities that may be captured in the next five years. Additionally, we also employ a heat map tool, which we developed in-house, that we believe allows us to geographically position new hubs more efficiently. Our heat map searches and analyzes the locations of potential students’ homes and workplaces, thereby optimizing the location of our hubs by determining whether to open new hubs or to relocate already operational hubs.

We intend to continue to expand to sizeable Brazilian states which have a significant market opportunity and where we have limited presence in states of the southeastern region of Brazil, such as São Paulo, Rio de Janeiro, Minas Gerais and Paraná. We have adopted a distinct strategy regarding these locations by investing less in media and choosing out hub locations more selectively. As a result, we have had encouraging results in markets where our brand is not well known. We use locations with heavy traffic, such as malls, subway stations and supermarkets, to accelerate our expansion in these markets. We have recently entered into a partnership with one of the largest supermarket chains in Brazil. This has enabled us to install hubs inside their stores which generally enjoy a privileged location with heavy traffic.

We believe we have the right attributes to strengthen our presence in the Southeastern Region of Brazil, which represents 38.8% of the total digital education enrollments in private institutions in Brazil in 2019 according to the INEP.

Offering of New Undergraduate Courses

As of December 31, 2020, we offer 150 digital education undergraduate courses, which is much higher than in 2016 when we only offered 41 courses. We believe there will be a significant increase in digital education enrollments if the MEC authorizes the offering of additional undergraduate courses, such as law and health-related courses like nursing, which, as of now, can only be provided on-campus. Because of our state-of-the-art infrastructure, we believe we are better positioned to capture this market opportunity and further increase our ecosystem relative to our competitors.

According to Educa Insights, if the MEC allows law courses to be offered in a digital education format, 20.8% of new enrollments in that subject are expected to migrate to digital education in the short-term. Educa Insights estimates that there could be as many as 104,100 students enrolled in digital education law courses by 2023.

Further Extension of Postsecondary Education Journey and Certificate Programs (Cross-Selling)

We also seek to offer a broader range of graduate, vocational and continuing education programs. As of December 31, 2019, 22.2% of our undergraduate students enrolled in graduate courses with us once they had completed their undergraduate education. In addition, as of the same, date 50.0% of our undergraduate alumni intended to enroll in a graduate course with us, whereas only 27.0% of these individuals intended to continue their education elsewhere. We believe that the expansion of these programs will enable us to increase our serviceable addressable market, improve our economics and position ourselves as the trusted knowledge partner of our students while continuously diversifying our operations. We believe this means there is potential to expand student’s life time value and cross-sell opportunities at marginal cost.

Although all of our hubs are able to offer our entire portfolio of graduate courses, our partners choose to offer these courses after gaining significant expertise in offering undergraduate courses. Given that 88.3% of our hubs have less than three years of operations, we see a considerable potential for growth in offering our graduate courses.

We have also been structuring initiatives to improve our product offering and distribution channels. Toward the end of 2020, we launched the technical courses project. This project is part of our strategy to expand complementary offerings throughout the students’ lifelong journey, providing an opportunity for students to follow a certificate program for technical courses in parallel with high school studies or prior to their enrollment in an undergraduate degree. As part of the first phase of the pilot project, there are three technical courses already authorized and being offered at ten hubs located in the states of Bahia, Ceará, Santa Catarina and Rio Grande do Sul during the first phase of the project. We believe this could represent an additional source of revenue for us and contribute to a reduction of our customer acquisition cost, as these students may extend their learning journey with the pursuit of an undergraduate degree afterwards.

Selective Pursuit of M&A Opportunities

We intend to selectively pursue acquisitions that we believe resonate with and enhance our value proposition. We are interested in (i) technology companies, such as education technology companies whose solutions can be quickly incorporated into our learning platform, thus improving the learning experience of our students and/or providing useful information for our intake and overall management processes; (ii) life-long complementary digital education courses that enhance our offering in order to expand the relationship cycle with our students, such as preparatory programs for their entrance into the labor market, among others, which we can accommodate in our hub distribution model; and (iii) consolidation opportunities through the acquisition of mid-sized digital education players which have low margins and lack scale, with whom we can leverage our business and academic expertise to improve operational results and margins. We have already begun discussions with a number of selected potential targets in order to move this process forward. We have already identified over 100 education technology companies and are in on-going conversations with ten players. We have also identified a few digital education peers with the required minimum size.

Our Market Opportunity

We believe Brazil is the largest market in Latin America and is among the most attractive private education market opportunities in the world for the following reasons:

•	It is one of the largest private education markets in the world. Brazil ranks as the third largest private postsecondary education market in the world, only behind India and China, according to INEP and UNESCO, but still has significant room for growth. We believe there is an addressable digital education market of R$104.7 billion in revenues and with 31.4 million students, which can be accessed by increasing the penetration rate;

•	Postsecondary education penetration rates have been increasing, but are still well below other countries. According to the OECD, as of 2018, Brazil has one of the lowest postsecondary education penetration rates in the world, with only 18.0% of the Brazilian population between 25 and 64 years having completed any sort of postsecondary education degree. This is much lower than the OECD average of 39.0% and also below other countries in Latin America, such as Argentina and Chile (with 36.0% and 25.0%, respectively);

•	The Brazilian National Education Plan targets. In 2014, the Brazilian federal government established a PNE with 20 goals for improving and enhancing access to education, which is expected to be completed by 2024. Out of the 20 goals, the most important goal for the postsecondary education sector is to increase the penetration rate of postsecondary education to 50.0% of the target population (i.e. 18 to 24 years old) as compared to 37.4% in 2019;

•	Postsecondary Education Degree in Brazil leads to higher employability levels and higher average salaries. According to Educa Insights, people holding a postsecondary education degree can expect to earn 65.3% more on average than those who only completed secondary education, with no significant difference between on-campus and digital education courses. Similarly, the unemployment rate for people holding a postsecondary education degree is 21.0%, which is 32 percentage points lower than those with only secondary school education, according to Educa Insights;

•	Digital Education has driven recent private sector growth. According to INEP, digital education expanded at a CAGR of 15.4% between 2008 and 2018, significantly greater than the CAGR of 1.7% for on-campus education in during the same period. In this context, digital education courses are becoming increasingly popular in Brazil due to (1) greater flexibility for students who also work, and (2) greater affordability in that tuitions are approximately one third of on-campus tuition fees; and

•	Hybrid delivery offering is dictating the pace. Postsecondary education students in Brazil need more affordable and flexible alternatives to study, as well as an academic experience that involves personal contact with faculty and other students. According to the MEC, as of December 31, 2018, 87% of Brazil’s secondary school (K-12) students were enrolled in public schools. In this context, we believe students without strong academic secondary school backgrounds are less likely to continue their education through 100% online courses and are more likely to continue their education in courses that provide a hybrid combination of both on-campus and online offerings.

Our Addressable Market

According to a study published in February 2020 by Educa Insights, the digital education business for adults in Brazil has a total addressable market of 31.4 million students, equivalent to R$104.7 billion in revenues as of 2019. Out of the total addressable market of students, approximately 11.8 million are undergraduate students in digital education, 8.0 million are postgraduate students in digital education, 5.6 million are students on technical courses and 6.1 million are students potentially enrolled in professional qualification courses. Out of the total addressable market, in revenue terms, approximately R$37.6 billion is concentrated in undergraduate courses, R$31.7 billion in postgraduate courses, R$21.3 billion in technical courses and R$14.1 billion in professional qualification courses.

Our Competition

We believe there are no pure digital education providers in Brazil with a business model which is perfectly comparable to ours. This is due to the fact that our value proposition combines digital and technology driven and in-person offerings. Several companies compete in postsecondary education industry and the market is very fragmented. As of December 31, 2019, according to INEP, there were 2,306 private postsecondary education institutions in Brazil and 308 offering digital education undergraduate courses. According to the MEC, we were the second largest digital education postsecondary education group in Brazil, as of December 31, 2019 in terms of enrollments.

Seasonality

Our operating results normally fluctuate as a result of seasonal variations in our business. For further information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations” and “Item 5. Operating and Financial Review and Prospects.”

INDUSTRY OVERVIEW

Introduction to Brazil’s Postsecondary Education

Overview of Brazilian Postsecondary Education Framework

Education is a priority for Brazilians, irrespective of their age or income. It is viewed as a stepping stone into the job market, and as one of the most important decisions for parents to make with respect to their child’s development as well as for working adults wishing to progress their careers.

In Brazil, the education cycle begins with primary and secondary education, also known as K-12, with a student base of almost 48 million students. Primary and secondary education is mostly provided by public schools, which account for over 80% of total students enrolled as of December 31, 2019 according to the MEC. Private institutions generally lead quality rankings, and there is significant variation in quality across public schools as a result of the different investments made by municipalities, states, or the Brazilian federal government based on results in the National Secondary Education Examination (Exame Nacional do Ensino Médio), or ENEM.

Postsecondary education is divided into undergraduate and graduate degrees. Undergraduate courses generally cater to incoming secondary school students. Graduate degrees encompass post-graduate, master’s and doctoral degrees. Institutions are classified as colleges, university centers or universities, depending on the courses offered, the level of education of faculty members and the autonomy granted to them by the MEC. There are three types of undergraduate degrees in Brazil: bachelor’s, licenses and technical degrees. These undergraduate degrees have flexible curricular schedules. Bachelor’s degrees typically have a duration three to six years and are designed to provide students with solid theoretical understanding of their subject matter and prepare them for their desired professions. License degrees are focused on training K-12 and secondary school teachers, and have a duration of three to five years. Technical degrees provide more focused training and typically last two to three years. Graduate degrees focus on deepening students’ understanding of their selected subject. There has been significant growth of lato sensu graduate degrees in Brazil. Post-graduate degrees, which also include master of business administration degrees, are more focused on preparing students for a specific profession and are typically provided over a total of 360 hours.

Postsecondary education in Brazil is provided in two formats:

•	On-Campus: This format is based on face-to-face interactions with students, although, pursuant to the applicable regulatory standards, up to 40% of the content of these courses may be provided in a digital format to complement face-to-face interactions (this applies to all private and public postsecondary courses, except for medical courses); and

•	Distance Learning: In this format, course delivery is primarily made in a digital format, which may be complemented by physical and online tutoring and support classes offered to students.

Postsecondary education students in Brazil have been facing several challenges, including (1) high tuition fees with few financing alternatives, (2) long commutes, (3) lack of access to continuously available resources for studying, (4) teachers, tutors and materials which fail to engage students, and (5) poor support and student experience.

Given the limited and less-efficient nature of public postsecondary education, private education institutions have gained market share in Brazil through a combination of significant investments, more efficient learning models, and by enrolling new postsecondary education students into the system. Nevertheless, private education institutions charge fees. The tuition fees vary based on subject, price positioning and teaching format (on-campus and distance learning).

Postsecondary Education Market in Brazil

According to INEP and UNESCO, with 6.2 million students as of 2017, Brazil ranks as the third largest private postsecondary education market in the world, only behind India and China. Moreover, we believe Brazil has strong growth potential as a result of low penetration rates and increases in disposable income. Brazil has one of the lowest postsecondary education gross enrollment rates in the world, at only 35% in 2017, as compared to 88% for the United States and 94% for South Korea, according to UNESCO.

Brazil Is One of the Largest Private Postsecondary Education Markets Globally
Private Postsecondary Education Enrollments in Millions (2017), Gross Enrollment Ratio (2017)

Source: OECD, UNESCO, MEC

Note: In 2019, there were 6.5 million students in Brazil.

In Brazil, approximately 23 million people have completed secondary education, but have not attended a postsecondary education institution according to a study published in February 2020 by Educa Insights. It is expected that the penetration rate of private postsecondary education will continue to increase in the coming years, while the available seats in public universities are expected to remain limited given the lack of investments in this area by the Brazilian government. In addition, we note that the cost per student in public education is significantly higher than in private education, which demonstrates a more efficient private sector in this regard.

In 2014, the Brazilian federal government established a National Education Plan (Plano Nacional de Educação), or PNE, with 20 goals for improving and enhancing access to education, which is expected to be completed by 2024. Out of the 20 goals, the most important goal for the postsecondary education sector is to increase the penetration rate of postsecondary education to 50.0% of the target population (i.e., 18 to 24 years old) as compared to 37.4% in 2019. To reach this rate, the Brazilian government has enacted market friendly regulations to promote distance learning courses, mainly due to the affordability of these courses.

In 2019, there were 8.6 million students enrolled in private and public postsecondary courses in Brazil (6.5 million in the private sector and 2.1 million in the public sector), with private education accounting for 76% of total enrollments according to the MEC. The 3.5% CAGR in the number of students enrolled since 2008 was mainly driven by the private sector, which has grown at a pace 1.5 times faster than the public sector since 2008, as a result of (i) the increasing adoption of distance learning and (ii) governmental programs and incentives, such as the PROUNI and FIES.

In the private education market, in which there have been over 5,000 new courses offered in the last five years, the increase in distance learning has been the driver behind the expansion of the student base and increasing penetration, which, as of December 31, 2029, stands at 35.1% of the overall private offering, a 24.6 p.p. increase in comparison to 10.5% in 2008. According to INEP, distance learning expanded at a CAGR of 16.0% between 2008 and 2019, significantly greater than the CAGR of 1.0% for on-campus education in the same period.

Distance learning courses have resulted in above-market performance over the past ten years, with a consistent increase in new undergraduate enrollments. While distance learning penetration in 2008 was only 17% of overall private undergraduate intakes, it stood at almost 51% of new students in 2019 following growth at a CAGR of 18.2% in the period and is expected to overtake annual on-campus enrollments, which have been almost flat in the last few years.

This trend is even more pronounced in postgraduate courses, which exhibited 50% annual growth over the last two years according to Semesp. Postgraduate courses are offered by approximately two thousand institutions, of which 91% are private, to 1.2 million students (a student base which is almost double the size of what it was three years ago). Despite still being the preferred choice for many students, on-campus has been losing market share. The number of students enrolled in distance learning courses increased by 125% from 2016 to 2018, by which time students enrolled in distance learning courses accounted for one third of the student population.

('000 Students)

'16 - '18 On-Campus CAGR = 20.1%
'16 - '18 Distance Learning CAGR = 49.7%
On-Campus
Distance Learning
683
161
522
920
263
657
1,114
361
753
2016
2017
2018

Source: Semesp

In this context, distance learning courses, for both graduate and undergraduate courses, are becoming increasingly popular in Brazil due to a combination of (a) greater flexibility, as most students also work and would prefer a more flexible alternative, (b) higher affordability, as tuition fees are approximately 70% lower than average tuition fees for on-campus courses, (c) similar quality standards, with a more engaging and digital methodology and (d) a promising career path, with degrees which are the same as an on-campus degree, a proven increase in employability and a positive impact on average salaries.

Students from low-income families are able to become the first generation of their family to attend university by enrolling in a distance learning course. According to Educa Insights, a postsecondary education degree increases employability levels and salaries by 65.3%, with an additional 51.9% increment following the completion of postgraduate education.

Salary Gap of Students in Brazil
R$

Source: Educa Insights

On-Campus and Distance Learning Education Models

While on-campus education requires students to be present in person, distance learning is more flexible, and provides an engaging and efficient way to participate in classes. We believe that distance learning also provides a similar quality of education and a better user experience as it addresses most of the problems faced by students in Brazil.

Distance learning became more effective with technology advances and improved access to the Internet, which makes it possible to offer teaching in multiple formats, including live streaming and recorded classes (with live chat support), among others.

On-Campus and Digital Education Models Side by Side

Source: INEP, Educa Insights

On-Campus and Digital Education Student Profile

There are significant differences between the typical on-campus and digital education student profiles. The former are typically recent secondary school graduates between 17 and 24 years old, whereas the latter are typically working adults, with over 85% of the digital education student consisting of persons who are over 25. In recent years, there has been a reduction in the average age of digital education students driven by the increase in the acceptance levels of this type of education among students between 18 to 24 years old.

As shown in the graph below, 80% of digital education students are working students, whereas just 56% of on-campus students have jobs. In addition, 68% of on-campus students are from the lower income families in Brazil, while in digital education the percentage is 77%.

There is no significant difference in the degree of acceptance of digital education acceptance across age groups, with only a 1.4 percentage points variation in students above 21 years old as compared to an overall acceptance level of 87.4% for students who are 20-year-old and under.

Despite the fact that digital education students typically completed their secondary education in public schools (only 14% of digital education students have attended private secondary schools), there are no disparities in quality between these two formats.

In addition, 69% of digital education students are women, whereas only 57% of on-campus students are women. The different profiles of on-campus and digital education students in Brazil are illustrated in the graph below.

On-Campus and Digital Education Student Profiles in Brazil

According to ABMES, based on INEP (2018)

Source: ABMES, INEP 2018, Educa Insights

Digital Education Acceptance and Employability

As a result of students’ perception that the quality of on-campus and digital education courses is similar and given the abovementioned differences between these formats, there has been a major increase in the acceptance of digital education in the last few years, with a 25% improvement from 2017.

A 2017 survey conducted by Educa Insights across Brazil showed that 65.9% of the students would be willing to take a digital education course. This survey was conducted again in 2020 and the acceptance level reached 91.4%, showing a significant increase over the period from 2017 to 2020.

Digital Education Acceptance
% of Students Interviewed

Source: Educa Insights

In addition, according to Educa Insights, there is no significant difference in employability levels for graduates of on-campus and digital education courses. People with a postsecondary education degree experience less unemployment than those without one (there is an employment rate of 81% for people who complete digital education undergraduate courses and 89% for those who complete digital education graduate courses).

Digital Education

Digital Education Overview

In Brazil, digital education programs can provide the same graduation degrees as traditional on campus programs. As a condition to offering the same degrees for on campus courses, digital education courses are required to have the same defined duration, curriculum, and on-site final exams managed by accredited institutions.

There are three main postsecondary education digital education offerings in Brazil:

•	100% online: pure online programs in which the student has online access to content and course activities, and goes to the hub only for end-of-semester exams;

•	Video conference-based: classes which are broadcast to several students via video conference; and

•	Hybrid: students have access to content through online platforms when/where appropriate, but also hold in-person weekly meetings and classes with on-site tutors.

According Educa Insights, out of the 6.4 million students enrolled in private undergraduate courses in 2018, approximately 1.8 million students were enrolled in digital education courses. In addition, digital education represents an even higher share of new enrollments, at 46% of total new private enrollments in 2018 (a level which has been above 17% since 2008).

Students without a strong academic background are more likely to benefit from hybrid courses than in 100% online courses as a result of hybrid courses providing a greater degree of interaction with teachers and tutors. According to Educa Insights, 51% of secondary school students consider having at least one face-to-face interaction per week as the most relevant factor when choosing digital education courses.

We believe that postsecondary education students in Brazil require not only more affordable and flexible study alternatives, but an academic experience that involves personal contact with faculty and other students in order to develop their skills better. Given its flexibility, it is expected that the hybrid model will drive market share gains for digital education in the coming years. According to Educa Insights, hybrid courses, which accounted for 4% of the total student base as of December 31, 2018, are expected to account for 19% of the overall student base by the end of 2023. The overall share of students enrolled in digital education (both hybrid and online) is expected to increase to 49%. The growth in enrolments in the hybrid model is not expected to come at the expense of the 100% online offering model as the target students are not the same. However, it is expected that the on-campus offering model will be negatively impacted by the growth in the hybrid model, as it also combines face-to-face and online classes but is more expensive.

Evolution of Student Enrollment: Strong Growth of Hybrid Model
Student Base (MM and %)

Source: Educa Insights

As a result of the Brazilian government’s phasing out of FIES, which supported almost 40% of enrolled students in private on-campus postsecondary education at its peak in 2014 (in comparison to 5% in 2018) and the low availability of private financing alternatives for education, digital education courses have proven to be resilient and well positioned to attract students in need of an affordable alternative. Demand for digital education courses has increased by almost 50% in the period while on-campus courses’ demand has decreased.

Given that tuition is a key consideration for students and that there is no difference between on-campus and digital education degrees, the digital education offering is typically more appealing to students. While average on-campus tuition is R$796 per month, which represents almost half the average student wage in private universities, the average digital education ticket is significantly lower and is at R$266 per month. Affordable digital education tickets are a result of lower personnel expenses and lease costs, combined with the scalability of online platforms for virtual/online classes. In addition, online platforms are able to access the national market while offering flexibility to students.

We believe that the COVID-19 pandemic has accelerated the digital transformation in the sector by bringing a virtual learning experience to all students. We believe that level of acceptance of digital education is growing continuously as a result of the positive experience that students have had with digital offerings. According to a poll conducted by Educa Insights between April and June 2020, 18% of students who intended to enroll in on-campus courses have opted for digital education solutions instead as a result of social distancing measures. We believe that this trend could enhance our ability to capture and enroll new students seeking a more structured and customizable hybrid solution.

In addition, it is expected that the macroeconomic environment in Brazil will be adversely affected by the pandemic, with a decrease in income levels and rising unemployment rates. We believe that the value proposition inherent in digital education value combined with its more affordable tuition fees should drive new enrollments in the sector, and accelerate the change in student base from on-campus to online or hybrid courses. Given the increasing numbers of enrollments in digital education as a result of the pandemic, Educa Insights estimates that digital education student base could surpass the on-campus student base in 2022.

Larger cities (mostly state capitals and their surrounding areas), usually have a broad educational offering with a comprehensive portfolio for students. Conversely, smaller towns (i.e. those with fewer than 30,000 students) lack quality alternatives. Therefore, we believe that digital education model provides a consistent regional offering, with quality levels equivalent to those found in major cities and attractiveness to local students while also creating an opportunity to increase postsecondary penetration across Brazil.

As shown in the chart below, almost all Brazilian cities with a population of over 30,000 (approximately 1,159 cities) have digital education units. Digital education units become rarer as cities decrease in size.

Source: Educa Insights

Given the size of Brazil’s territory, expansion to cities with lower density can be challenging for on-campus players and provides opportunities for digital education players. The partnership model with local hubs results in the ability to deploy a complete product portfolio with limited local investment and own-site ownership, which we believe improves student experience and makes for a better financial profile. As a result, growth rates in terms of number of new students in the Brazilian countryside have been greater (39%) than in state capitals (20%), according to Educa Insights as of 2018.

Technology’s Role on Digital Education

Technological progress has eliminated classroom walls and the boundaries of learning environments. New technologies, such as artificial intelligence and machine learning, have been sweeping through the market and have resulted in innovations in how students and teachers perceive learning methodologies and engage with their students. Most importantly, with the democratization of internet connectivity, the general population can easily access information online. According to the Brazilian National Internet Committee (Comitê Gestor da Internet no Brasil), the number of Brazilian internet users has more than doubled in the last 10 years, from 34 million Brazilian internet users in the last three months of 2008 to 134 million users in 2019, 99% of whom had access to the internet on mobile platforms.

Innovations include cloud-based collaboration, which allows students and tutors to share documents in a flexible manner that reduces the need for face-to-face interactions. Over the past decade, as a result of the arrival of new learning models, traditional educational methods have evolved in line with digital education methods which have become more engaging and appealing to students. This has led to improvements in the overall learning experience and to a degree of business scalability. Investments in technology have become increasingly important to education providers. The importance of digital solutions has increased, making it possible to offer students a differentiated value proposition. We believe that students value adaptive learning methodology, which provides them with a tailored education experience. The tailored approach help students reach their full potential by identifying and tackling topics with which they struggle while also focusing on developing soft skills.

In this context, digital education models that incorporate technology-enabled tools for postsecondary education have driven an increase in acceptance levels by offering an accessible, affordable and fully digital platform. Their teachers and tutors are more focused on providing assistance rather than lecturing students. In a traditional classroom, students who were struggling to learn new concepts would quickly fall behind their peers, while in digital education assignments students can advance at their own pace. The “always-available” nature of technology enables students to access online resources whenever they desire. It also give instructors a better idea of which students require additional assistance.

Due to the COVID-19 pandemic, students and teachers have been required to adapt classes into a fully digital format as a result of social distancing measures. The high levels of satisfaction support the proposition that technology makes it possible to offer a complete learning experience and support all the necessary interactions between students, teachers and tutors. The population increasingly rely on technology equipment and tools. We expect an increase in households’ digital access in 2020 as a result of the increasing amount of time people are spending at home, including as a result of working from home measures implemented by several corporations.

Improvements in connectivity have also been an important recent development. Students are now able to connect from any location due to the improvement in overall connectivity (with 4G and soon 5G networks, as well as more capable devices). As a result, they are able to access content, do homework, or check their grades online. We believe that this increases the accessibility of digital education.

Finally, we believe that scale is an important factor in this technology-driven market, as it provides for a combination of low marginal cost per student and a highly diluted fixed cost structure. These factors make it possible to achieve the same quality levels of on-campus offerings but in a more affordable manner.

Brazil Has a Differentiated Digital Education Offering

Worldwide online postsecondary education courses have structural differences when compared to Brazilian online postsecondary education courses. Digital education courses in China and the US are offered purely online, with limited on-campus interactions, and with less focus on providing the same standards as for on-campus courses.

In the US, digital education courses are usually common for graduate degrees, such as MBAs, PhDs and master’s degrees, allowing working adults to complement their undergraduate education. The learning method is typically 100% online with access to institutions’ libraries and other academic resources. Regulation restricts online bachelor’s degrees to a limited number of courses, and online courses are allowed only in certain states. Digital education courses in the United Stated are more mature, and have a higher penetration level of 71% of total for-profit education according to Educa Insights.

We believe that the Brazilian offering is different because it is based on the combination of technology-based content offered online and tutor support. The hybrid models avoid most of the pitfalls of online offering as they incorporate strong in-person components and use digital materials mostly as a supplement, which leads to improved student satisfaction, as well as better learning and academic outcomes.

In this context, students without strong academic backgrounds are less likely to progress in fully online courses than in courses that involve personal contact with faculty and other students and when they do progress, they have weaker outcomes. However, technology has the potential to create meaningful opportunities for those students.

Digital Education Market Opportunity

According to Educa Insights, there is a R$104.7 billion addressable market consisting of 31.4 million students across undergraduate, post-graduate, professional qualification and technical courses.

Digital Education Market Size

Source: Educa Insights

Undergraduate courses account for 1.9 million students and R$6.1 billion of the digital education market and also have significant room for growth as the overall addressable market for undergraduate digital education courses is R$37.6 billion. Digital education post-graduate courses have an addressable market of R$31.7 billion (8.0 million students), which is almost 20 times the size of the existing market. As of December 31, 2020, professional qualification and technical courses, which are not offered through digital education platforms, also represent a sizeable opportunity with an estimated total addressable market of R$14.1 billion and R$21.3 billion respectively. We believe that the market’s potential can be accessed by increasing penetration rates in basic education, technology-driven innovation, providing a more complete hybrid model and continued improvements in students’ perception of quality.

Total addressable market is calculated by Educa Insights based on current tuition paid and potential enrollments for each sector, through an assessment of Brazil’s population based on surveys for designated courses. Market size estimates are based primarily on social class distinctions within the Brazilian population, intentions to pursue a postsecondary degree, and the degree of acceptance of digital education. Current market size, on the other hand, derives from existing total enrollments and average tuitions paid.

According to Educa Insights, further growth is still expected in the medium term. The projected market value for digital education in Brazil will reach R$12.0 billion and 3.6 million students in 2023. While tuition is not expected to move considerably until 2023, there is an expected increase in gross enrollment penetration from 29.4% in 2018, of which only 3.9% is from students in hybrid courses, to 49.3% in 2023, of which 18.7% is from students in hybrid courses. However, as previously explained, the COVID-19 pandemic has accelerated this trend, and Educa Insights now believe that the distance learning student base will surpass the on-campus student base by 2022.

Historically, Brazilian regulations imposed mandatory bureaucratic preapproval procedures to request the opening of new learning units, which limited growth in the distance learning market. In order to increase offerings and attract investments to the sector, the Brazilian government issued Decree 9,057/17 and Normative Ruling 11/17, which eliminated the requirement of audit visits for new learning units and increased the number of new learning units allowed per institution, which, in turn, widened the range of course offerings and resulted in the increase of learning units from 7,100 to 12,100 from July 2017 to December 2018.

Decree 9,057/17 and Normative Ruling 11/17 simplified the opening of education units while maintaining the quality of digital education courses, as the number of preapproved units for each university depends on the institution’s score in the last ENADE. Lower-performing institutions cannot open any new units, while higher-performing institutions can open up to 250 units per year.

Another change in regulation under discussion is the offering of hybrid law courses. Based on the culture of pursuing a career in the public sector in Brazil, which requires a bachelor’s degree in law, law degrees are commonly the most popular courses and with the largest student base among private universities. Unlike medicine, law courses are not subject to strict regulatory requirements for the approval of new vacancies. Law courses show demand with stable growth and a relatively high return on investment.

Government discussions related to digital education law course offerings have taken place but are currently on hold. According to the MEC, there is a real possibility that law courses will start to be offered in digital education centers in the near future.

According to Educa Insights, on-campus law courses are likely to experience a decrease in enrollments as many prospective students are unable to incorporate face-to-face interactions into their daily routines. However, this is not a reflection of the attractiveness of the course. Rather, it is a side effect of the course offerings in digital education, which should begin with an estimated 18% share of total enrollments in 2021 and reach an estimated 30% in 2023, representing around 85,000 enrollments per year.

According to Educa Insights, over 20.0% of prospective law students would prefer to be enrolled in digital education courses than in on-campus courses. As a result of the popularity of law degrees in Brazil, it is expected that a significant addressable market would result from the combination of on-campus students shifting towards digital education, and new students seeking a law degree.

While medicine courses have limitations related to digital education offerings, the opening of dentistry, psychology, and nursing courses also require the prior authorization of MEC. Launching medical courses requires approval from the Federal Councils of Health (Conselhos Federais da Área da Saúde).

Key Trends Driving Digital Education Expansion in Brazil

We believe the following factors are expected to contribute to the expansion of the digital education market in Brazil:

•	Hybrid digital education model creates an affordable option with great user experience. The flexibility of technology-based platforms combined with active online and face-to-face tutoring presents a differentiated value proposition to students along with affordable tuition fees. With an increasing number of students who think the quality of digital education equals that of on-campus learning, it is expected that the growth in digital education will accelerate.

•	New courses offerings would increase penetration of digital education. The ability to offer law degrees in a digital education format would represent a significant increase in the current addressable market. Law is a leading subject for undergraduate degrees in Brazil, a key requirement for public careers, and is often selected by students as a second major. If law-related courses are allowed to be offered in a digital education format, which is likely, we believe the demand for them would be equivalent to a third of the current course offerings in three years. The possibility of offering health-related digital education courses with a large student base, such as nursing and dentistry, would also be significant.

•	Postsecondary education degrees provide better employability and average salaries. According to Educa Insights, people holding a postsecondary education degree can expect to earn 65.3% more on average than those who only completed secondary education, with no significant difference between on-campus and digital education courses. Similarly, the unemployment rate for people holding a postsecondary education degree is 21.0%, which is 32 percentage points lower than those with only secondary school education, according to Educa Insights.

•	Post-graduate courses to grow supported by salary differentials and low penetration rate. We believe that the post-graduate education market still has significant room for growth as it only had 1.2 million students served by two thousand institutions as of December 31, 2018. We expect to see increasing demand for lato sensu post-graduate courses thanks to the higher employability level and salaries these courses provide, as well as the higher number of undergraduate graduations.

•	Technology as an education lever. With enhanced student experience and consistent quality education, the acceptance of technology in education has increased significantly in the past twenty years. For example, the acceptance rate of digital education has increased by 25% since 2015. As people born in the early 2000s are reaching postsecondary education, the demand for technology and online support tools is increasing across all institutions.

•	Positive K-12 outlook. While more students are graduating than in previous generations, according to the OECD, Brazil is still lagging behind other Latin American countries in terms of number of students completing secondary education. In 2017 the MEC put in place measures to make secondary schools more attractive to students and to increase graduation rates. It is expected that an increase in graduation rates from secondary schools would lead to greater demand for undergraduate education by students between 18 and 24 years old. Enrollment in postsecondary education tends to benefit from increases in secondary school graduation rates.

•	Resilient postsecondary digital education market. Digital education has proven to be resilient to macroeconomic downturns over the years primarily because of its value proposition. The ability to deliver better career prospects and higher wages in an affordable manner protects digital education from the negative impacts of economic cycles and enables off-cycle growth.

•	Macroeconomic environment is more favorable. The new Brazilian government was able to approve significant regulatory changes that we believe are important for Brazil’s development. We believe that a positive outlook, mainly driven by a high GDP growth and confidence levels, combined with the possibility of additional reforms being approved, would be beneficial to our business.

•	PNE to drive further sector growth. There are still significant deliverables to be completed as part of the PNE, which was launched in 2014 and sets forth certain goals to be achieved by 2024. In addition to providing incentives for students and universities, we believe that digital education’s unique value proposition and affordability place it in a good position to capture the growth necessary to fulfill the Brazilian government’s objectives.

REGULATORY OVERVIEW

The Brazilian constitution establishes education as a right of all citizens, the provision of which is a duty of the state and the family. Accordingly, the government is required to provide all Brazilian citizens with access to free primary education that requires compulsory attendance. Private investment in education is permitted so long as entities providing regulated education services comply with the applicable rules and requirements.

The Brazilian education system is organized as a cooperation regime among federal, state and municipal governments. The federal government is responsible for organizing and coordinating the federal education system in order to guarantee equal opportunity and quality of education throughout Brazil. Brazilian states and the Brazilian Federal District are required to focus on primary and secondary education (which are similar to the final years of elementary school, junior high and high school in the United States), while municipalities are responsible for providing preschool and primary education (which are similar to kindergarten and the first years of elementary school), and each is responsible for establishing and implementing the relevant rules and regulations for each educational stage for which it is responsible, including monitoring and evaluating the service, as well as issuing all relevant authorizations, recognitions and qualifications required for each such educational stage.

Private higher education institutions are part of the federal educational system and their activities are regulated by the federal government, and universities have didactic, scientific and administrative autonomy as provided by the Brazilian constitution.

Law No. 9,394/1996, or the National Education Guidelines Law (Lei de Diretrizes e Bases da Educação Nacional), or the LDB, establishes the guidelines for the provision of education services in Brazil and sets forth the federal government’s duty to: (1) coordinate the national education system; (2) prepare the PNE; (3) provide technical and financial assistance to the states, the Federal District and municipalities; (4) define, in cooperation with other federal entities, the responsibilities and guidelines for primary and secondary education; and (5) issue rules and regulations regarding postsecondary courses, and carry out activities relating to the accreditation of institutions, authorization and recognition of courses and monitoring and evaluation of all the educational system.

In addition, the federal government, through Law No. 13,005 of June 25, 2014, implemented the PNE, with a duration of 10 years from the date of its publication (i.e., June 26, 2014). The PNE established objectives for Brazilian education. For postsecondary education, the objectives are: (1) increasing postsecondary education enrollment rates to 50% of the population aged 18 to 24; (2) increasing the quality of postsecondary education by raising the proportion of academic staff with master’s and doctorate degrees to 75%, of which at least 35% shall be doctorates; and (3) increasing progressively stricto sensu postgraduate courses. Such goals apply to each federation territory, and provide guidance for the private education market.

Accordingly, each of the federal, state and municipal governments was required to prepare a 10-year education plan and establish policies, guidelines and objectives applicable to the sector of the Brazilian education system over which it is responsible. In addition, these objectives act as guidelines for the private education market.

Postsecondary Education

The postsecondary education sector is subject to comprehensive government regulation. Its purpose is to ensure the quality of educational services, through evaluations of the ability of educational institutions to meet minimum standards established by the CNE and approved by the MEC. This evaluation includes the analysis of pedagogical projects, the infrastructure of educational institutions and the academic staff, and the results of such evaluations are considered in the proceedings for opening new units and new courses.

Therefore, activities and courses offered by education institutions in Brazil depend on authorizations and are subject to ongoing regulation. The federal responsibility to regulate, monitor and evaluate postsecondary education institutions and courses is exercised by the MEC, the CNE, the INEP, the CONAES, the SERES and the SETEC.

Regulatory Bodies

The main regulatory bodies of postsecondary education in the Brazilian education system are:

•	the MEC;

•	the INEP;

•	the CNE;

•	Higher Education Board (Câmara de Educação Superior), or CES;

•	the CONAES;

•	the SERES; and

•	Secretariat of Professional and Technical Education (Secretaria de Educação Profissional e Tecnológica), or SETEC.

The MEC is the federal government agency responsible for education in Brazil. It formulates and evaluates Brazilian national education policy, ensuring the quality of education and compliance with education regulations. The INEP is a collegiate federal entity responsible for evaluating educational institutions and student performance, as well as conducting research in order to provide a reliable database for public use.

The MEC is assisted by the CNE, which is the entity with decision-making and deliberative powers to ensure the improvement of national education. The CNE is comprised of the CEB, which is the collegiate responsible for the regulation of primary and secondary school, and the CES, which is the collegiate responsible for the postsecondary education system. The CEB and CES are each composed of 12 members appointed by the President of Brazil.

Ministry of Education (MEC)

The MEC is the highest authority for postsecondary education within the Brazilian national education system, whose competence consists, among other prerogatives, of the following: (1) confirming the CNE’s accreditation decisions for postsecondary education institutions; (2) confirming evaluation systems and criteria adopted by the

INEP; (3) confirming opinions and regulation proposals from the CNE; (4) issuing rules and instructions for compliance with laws, decrees and regulations pertaining to education issues; and (5) regulating and monitoring the postsecondary education system through its secretariats.

National Education Council (CNE)

The CNE is a consulting and decision-making body monitored by the MEC, collectively comprised of the Chamber of Primary and Secondary Education, or the CEB, and the Chamber of Postsecondary Education, or the CES, each composed of 12 members appointed by the President of Brazil.

The CNE is required, among other responsibilities, to: (1) issue regulations to implement the MEC’s guidelines, as well as advise and support the MEC in its activities and decisions; (2) decide on accreditation applications and renewals from postsecondary education institutions engaged in distance learning, based on the opinion of the relevant secretariats; (3) propose guidelines and deliberate on the preparation of the evaluation instruments for accreditation and reaccreditation of institutions to be elaborated by the INEP; (4) issue guidelines to be observed by the SERES for accreditation and reaccreditation of universities, university centers and colleges; (5) determine, through the CES, the inclusion and exclusion of course designation from the catalog of advanced technology courses; (6) decide appeals of decisions issued by the SERES, the CEB or the CES; and (7) analyze and propose questions regarding the application of postsecondary education legislation to the MEC.

Anísio Teixeira National Institute for Educational Research (INEP)

The INEP is a federal body linked to the MEC whose main responsibilities are, among others, to: (1) design, plan, coordinate and operationalize actions for the evaluation of HEI, undergraduate courses and government schools, as well as the National Exam for the Assessment of Student Performance (Exame Nacional de Desempenho de Estudantes), or the ENADE, the examinations and assessments of undergraduate students; (2) design, plan, coordinate, operationalize and evaluate indicators related to postsecondary education resulting from examinations and inputs from official databases and the establishment and maintenance of databases of specialized evaluators and collaborators, including the appointment of evaluation committees; (3) prepare and submit to the MEC the instruments for external evaluation (in loco), in accordance with the guidelines proposed by the SERES and by other competent bodies; (4) design, plan, evaluate and update the indicators for the external evaluation instruments in place, in accordance with the guidelines proposed by the CONAES; (5) chair the Technical Committee for Evaluation Monitoring; and (6) plan, coordinate, operationalize and evaluate the actions necessary to achieve its objectives.

National Higher Education Evaluation Commission (CONAES)

The CONAES is a coordination and monitoring body of the National Higher Education Evaluation System (Sistema Nacional de Avaliação da Educação Superior), or SINAES, monitored by the MEC, composed of a President and 13 members, including one representative of the INEP, one representative of the Foundation for the Coordination of Improvement of Postsecondary Education Personnel (Fundação de Coordenação de Aperfeiçoamento de Pessoal de Nível Superior), or CAPES, three representatives of the MEC (one of which must come from the body responsible for the regulation and monitoring of postsecondary education), one representative of the student body of postsecondary education institutions, one representative of the academic staff of postsecondary education institutions, one representative of the administrative body of postsecondary education institutions, and five members appointed by the Minister of Education, with distinguished scientific, philosophic and artistic knowledge and proven expertise in postsecondary evaluation or management.

Among other activities, the CONAES is required to: (1) propose and evaluate the dynamics, procedures and mechanisms for institutional evaluation, courses and student performance; (2) establish guidelines for the organization of evaluation committees, analyze reports, prepare opinions and submit recommendations to the competent bodies; (3) formulate proposals for the development of postsecondary education institutions, based on the analysis and recommendations produced in the evaluation processes; (4) communicate with the state educational systems, with the aim to establish common actions and criteria for the evaluation and supervision of postsecondary education; and (5) annually submit for approval by the Minister of Education the list of courses for which students will apply for the ENADE.

Secretaria de Regulação e Supervisão da Educação Superior (SERES)

The SERES is a federal body linked to the MEC, which is responsible for the formulation of public policies for regulation and supervision of private and public postsecondary education institutions. The main responsibilities of the SERES are: (1) to authorize, recognize and renew recognition of undergraduate and postgraduate lato sensu course; (2) to prepare opinions to the postsecondary education institutions’ accreditation and reaccreditation proceedings; and (3) to manage the e-MEC, a public registration information system for postsecondary institutions and courses.

Secretaria de Educação Profissional e Tecnológica (SETEC)

The SETEC is the federal body, linked to the MEC, which is required to: (1) formulate, plan, coordinate, implement, monitor and evaluate the public policies for professional and technological education; and (2) promote the innovation, expansion and improvement of the quality of professional and technological education.

Organization of Postsecondary Education Institutions

In order to allow postsecondary education institutions to fulfill their objectives, the LDB also provides that postsecondary education includes the following programs:

•	Undergraduate courses, including traditional and technological undergraduate courses, offering specific training and diplomas to students, open to candidates who have completed secondary school or equivalent and who have been approved in the respective selection or entrance examinations;

•	Postgraduate courses, including master’s and doctoral degrees, specialization courses, further training courses and others, open to candidates who hold a diploma in an undergraduate course and who meet the requirements laid down by educational institutions; and

•	Extension courses, understood as any academic, technical or cultural activity that is not included as an integral and compulsory part of the undergraduate and postgraduate curriculum, in which the students receive certificates. Such courses are open to candidates who meet the requirements established in each case by educational institutions.

According to the LDB, postsecondary education can be provided by public or private institutions. A private postsecondary education institution must be controlled, managed and supported by an individual or a legal entity with responsibility for financing its supported entities. Postsecondary education institutions may be supported by for-profit or not-for-profit private institutions, or supporting entities, as follows:

•	Private in the strict sense: private for-profit institutions created and maintained by one or more private individuals or legal entities;

•	Community: incorporated by groups of individuals or by one or more legal entities and that include representatives of the community in their organizational structure;

•	Confessional: incorporated by groups of individuals or by one or more legal entities that meet the specific confessional and ideological orientation and that include representatives of the community in their organizational structure; or

•	Philanthropic, in the form of the law.

According to their organization and academic prerogatives, postsecondary education institutions can be:

•	Colleges: Colleges are public or private educational institutions offering postsecondary courses in one or more areas, maintained by a single supporting entity and with isolated management and direction. Colleges are allowed to offer courses along several levels, namely bachelor’s, associate’s, specialization and graduate programs (master’s and doctorate degrees). Colleges have minimum requirements with regard to qualification of faculty members and their labor practices, and cannot establish new campuses, courses or spots without prior authorization from the MEC;

•	University Centers: University centers are public or private education institutions offering several bachelor’s, associate’s and graduate programs, and are expected to provide appropriate conditions with respect to education and qualification opportunities for their professors. To be considered a university center, the institution shall comply with the following requirements: (1) at least one-third of the faculty members must hold a master’s or doctorate degree; (2) at least 20% of the faculty members must work on a full-time basis; (3) at least eight undergraduate courses shall be recognized and have obtained a satisfactory concept in the on-site external evaluation carried out by the INEP; (4) it shall have an institutionalized extension program in the areas of knowledge covered by their undergraduate courses; (5) it shall have a scientific initiation program with a project oriented by doctoral or master’s teachers, which may include programs of professional or technological initiation and initiation to teaching; (6) it shall have obtained CI greater than or equal to four in the on-site external evaluation performed by the INEP; and (7) it shall not have been penalized as a result of an administrative supervision process in the last two years.

•	Universities: Universities are public or private education institutions offering several postsecondary courses, continuing education and research development. Like University Centers, certain requirements for university reaccreditation must be observed, namely: (1) one-third of the academic staff is hired on a full-time basis; (2) one-third of the faculty members must have a master’s or doctoral degree; (3) at least 60 percent of the undergraduate courses shall be recognized and have a satisfactory concept obtained in the evaluation proceedings carried out by the INEP; (4) it shall have an institutionalized extension program in the areas of knowledge covered by their undergraduate courses; (5) it shall have a scientific initiation program with a project oriented by doctoral or master’s professors, which may include programs of professional or technological initiation and initiation to teaching; (6) it shall have obtained CI greater than or equal to four in the external evaluation carried out by the INEP; (7) it shall regularly offer four master’s degree courses and two PhD courses recognized by the MEC; and (8) it shall not have been penalized as a result of an administrative supervision process in the last two years.

The LDB provides that the following powers are granted to universities and university centers in the exercise of their autonomy, among others: (1) to create, organize and discontinue postsecondary education programs on their premises, subject to the applicable regulation; (2) to establish the curricula for programs, subject to the applicable general guidelines; (3) to establish plans, programs and projects in connection with scientific research, artistic production and extracurricular activities; (4) to establish the number of student offerings available; (5) to create and change their bylaws in accordance with the applicable general rules, as well as to award degrees, diplomas and other certificates; (6) to grant degrees and diplomas; (7) to enter into contracts, agreements and covenants; (8) to approve and execute plans, programs and projects related to works, services and acquisitions in general, as well as manage income according to institutional provisions; (9) to manage available resources and available items as provided for in the act of incorporation, in the laws and in the bylaws; and (10) to receive grants, donations, inheritances, bequests and financial cooperation resulting from agreements with public and private entities.

Higher education institutions must adopt the procedures set forth in: (1) Ordinance No. 1,095/2018 to grant diplomas; and (2) Ordinance No. 554/2019 to grant digital diplomas.

Distance Learning

Distance learning in Brazil is regulated by article 80 of the LDB, by Decrees 5,622 of 2005 and Decrees 9,057 and 9,235, both of 2017, by Ordinance Nos. 11 and 23, both of 2017, and the CNE’s Resolution No. 1, of 2016.

Distance learning is defined as the educational method in which didactic and pedagogic processes are conducted through information and communication media and technologies, with students and teachers interacting in educational activities while located in different locations or at different times.

Pursuant to the applicable regulations, distance learning is subject to different factors compared to traditional methods, including: (1) reduced transmission costs in commercial channels of sound and audiovisual broadcasting; (2) concession of channels with exclusive educational purposes; and (3) minimal time reservation, with no onus on the public authorities, by the concessionaries of commercial channels.

Distance learning can be offered at the following levels and as part of the following educational methods: (1) primary and secondary education, as long as it is used only to supplement learning processes or in emergency situations; (2) education for young people and adults, according to specific legal criteria; (3) special education, according to specific legal criteria; (4) professional education, covering technical programs at the secondary level and technological programs at the postsecondary level; and (5) postsecondary education, covering graduation, master’s programs, specializations and doctorate studies.

Graduation courses (bachelor’s, licentiate and technological) may be offered using distance learning methods whenever a postsecondary institution is regularly accredited with the MEC for this purpose. Currently, there is no educational regulation that bans the provision of distance learning courses. However, there are discussions and legislative proposals aimed at banning the provision of distance learning courses in with respect to health, architecture and law.

Pursuant to Decree No. 9,057/2017, institutional accreditation and reaccreditation, as well as the authorization and recognition of courses and their renewal, will be subject to on-site evaluation, with the aim to verify the existence and suitability of the method, infrastructure, technology and personnel that enable the execution of the activities provided for in the Institutional Development Plan and Educational Project of the Course.

The educational institutions accredited for the offering of postsecondary education in the distance modality that hold autonomy prerogatives (universities and university centers) do not require authorization for operation of the postsecondary course in the distance modality, but shall inform the MEC about the offering of the course within 60 days of the date of creation of such course, for the purposes of supervision, evaluation and recognition. Also, distance institutions must inform the MEC about the creation of educational centers and the alteration of their addresses.

Although distance learning is defined by the absence of direct contact between students and teachers, there are activities that must be conducted on-site, such as tutorials, evaluations, internships, professional practice, laboratory and dissertation defense, which are to be provided in the educational and development projects of the institution and the course. Accordingly, the distance learning institutions must provide the necessary infrastructure for the students to conduct those activities, using the headquarters of the education institution or smaller supporting units throughout the country. Distance learning supporting units are no longer subject to on-site evaluation or required to obtain prior authorization of the MEC in order to be set up or operated. Pursuant to Normative Ruling No. 11/2017, such units can be created by unilateral decision of the institution itself.

The distance courses and programs must be projected with the same defined duration for the respective on-site courses. The evaluation of performance of students for the purposes of promotion, conclusion of the course and attainment of diplomas and certificates must be conducted through the conclusion of the programmed activities and on-site exams drafted by the accredited education institution, following procedures and criteria defined in the educational project of the course.

The evaluation of the distance learning courses is performed in the same manner as the evaluation of the on-site courses. If there is any irregularity in or noncompliance to any of the previously established conditions, the competent body may initiate an administrative proceeding that may result in one or more penalties, such as: (1) forfeiture of accreditation or reaccreditation authorization to operate as a distance learning institution; (2) intervention; (3) temporary suspension of autonomy prerogatives; (4) initiation of reaccreditation proceedings; (5) reduction of available vacancies within courses; (6) temporary suspension of new student admissions; and (7) temporary suspension of course offerings.

Diplomas and certificates for distance learning courses and programs from accredited institutions are valid throughout the national territory, and institutions are not entitled to set different criteria for diplomas issued for distance learning courses and those issued for on-site courses. Only accredited education institutions, public or private, may offer distance courses and programs. It is the MEC’s responsibility to promote the accreditation acts of postsecondary institutions. To act outside the institution’s local geographic reach, the institution shall require an extraterritorial accreditation to the MEC.

Institutional accreditation for distance learning courses or programs requires periodic renewal. Also, the accredited institution must initiate the authorized coursework within 24 months from the accreditation, and if the institution does not implement the authorized activities in such time frame, it will be subject to an administrative proceeding that may result in the cancelling of the given authorization.

Pursuant to Decree No. 9,057/2017, postsecondary courses may be offered in the distance learning modality through a partnership between an accredited distance education institution and another company. In this case, applicable regulations establish that educational activities must be conducted in the facilities of the accredited education institution, which will be responsible before the MEC for the regularity of the teaching and learning processes. Accordingly, the education institution must inform the MEC of its partnerships, describing their purpose and most relevant aspects, in order for the MEC to be able to assess eventual irregularities.

In any case, distance learning courses and programs are subject to the evaluation rules of the SINAES in the same manner that on-site courses are.

It is also important to point out that, recently, Ordinance No. 2,117 of 2019 changed the maximum limit for distance learning hours in on-site courses from 20% to 40% of the overall course load. Courses will still be deemed to be offered on-site even if they include a distance learning portion provided that the students enrolled in the course must be aware of this. This limit does not apply to on-site medical courses.

Recently, as a result of the COVID-19 pandemic, Provisional Measure No. 934 of 2020 converted into Law No. 14,040, of August 18, 2020, exempted schools and universities from complying with the minimum daily requirement for school work, so long as they comply with the minimum annual requirement.

Regulatory Processes of Postsecondary Education Institutions

Accreditation of Postsecondary Education Institutions and Authorization and Recognition of Courses

A postsecondary education institution is initially accredited as a college. The accreditation as a university or university center is only granted after the institution has operated as a college, met satisfactory quality standards, including positive assessments in the SINAES, and met all legal requirements applicable to each type of postsecondary education institution, such as minimum graduation rate and labor regime for the faculty.

The application for qualification of a postsecondary education institution must be supported by various documents, including:

•	Supporting entity: (1) incorporation documents, duly registered with the competent body, evidencing its existence and legal capacity, in accordance with civil legislation; (2) certificates of tax and social security compliance; (3) proof of ownership of assets capable of supporting the education institution; (4) financial statements; and (5) a consent form executed by the supporting entity’s legal representative, vouching for the veracity and regularity of the provided information and the financial capability of the supporting entity; and

•	Postsecondary education institution: (1) an educational development plan; (2) bylaws and internal regulations; (3) identification and qualification of managers, with a description of their academic and administrative experience; (4) a receipt of regularity and availability of the teaching facilities; (5) a plan of accessibility assurance, pursuant to the regulation and followed by a technical report by a competent professional or public body; and (6) compliance with the legal requirements related to the safety of the building, including having an escape route in case of fire, proved by a specific report issued by the competent public body.

In relation to the accreditation process of a new postsecondary educational institution and linked course authorizations, the MEC may issue a temporary accreditation act to expedite the operation, pursuant to article 24 of Decree No. 9,235/2017, as long as the supporting entity complies with all the following requirements:

•	all self-supporting postsecondary education institutions have been reaccredited in the last five years obtaining an average Institutional Concept (Conceito Institucional) greater or equal to 4;

•	none of its postsecondary education institutions have been subject to administrative penalties by the MEC in the last two years; and

•	the courses to be offered by the new postsecondary institution must already be offered by other institutions supported by the same supporting entity and duly recognized by the MEC in the last five years with a Course Concept (Conceito de Curso) greater or equal to 4.

Following the initial accreditation as a postsecondary education institution, colleges depend on authorization from the MEC to offer postsecondary education courses. Institutional accreditation requires periodic renewal. Within their autonomy, universities and university centers do not depend on authorization from the MEC to create the majority of postsecondary education courses and campuses in the same city as their headquarters, except for medicine, dentistry, psychology, nursery and law courses, which necessarily must be previously authorized by the MEC. In any other cases, institutions are required to inform the MEC about the courses they offer for purposes of monitoring, evaluation and further recognition. In addition, Ordinance No. 328/2018, as amended by Ordinance No. 1,302/2018, suspended the opening of new undergraduate courses in medicine until 2023.

Except for medicine, dentistry, psychology, nursery and law courses, the external in loco evaluation in connection with the authorization for postsecondary on-site courses of the federal education system can be waived after documentary analysis if the following requirements are met: (1) having a CI greater than or equal to 3; (2) absence of an administrative supervision process; and (3) the institution offers other courses in the same area of knowledge which meet the minimum evaluation standards.

Requesting authorization for a course must be supported by the following documents, among others: (1) proof of payment of the local evaluation fee; (2) the pedagogic project of the course, outlining the number of positions, classes, description of the program and other relevant academic elements; (3) a list of faculty members, together with the relevant agreements entered into with the education institution, together with their respective titles, working hours and work regime; and (4) proof of availability of the teaching facilities.

Universities and university centers may also apply for the accreditation of a campus not located in the same city as their headquarters, provided that it is located in the same state. Such campuses and programs must integrate the same set of universities or university centers and will only enjoy autonomous prerogatives if there is compliance with the same headquarters requirements and if a high-quality degree is shown, through an average CI greater or equal to 4. Therefore, even in the case of universities or university centers, prior authorization from the MEC is necessary to create any courses on campuses not located in the same city as the university’s headquarters.

Once authorization for a given course has been issued, postsecondary education institutions, including university centers and universities, must also file a request for the recognition of the course as a condition for the national validation of the respective diploma. The requirement must be filed with the MEC after the midway point of the term established for the completion of the corresponding program and three-quarters completion of such term, and must include the following documents, among others: (1) a pedagogic project, including the number of students and other pertinent academic information; (2) a list of faculty members, listed in the national registry of instructors; and (3) proof of availability of the teaching facilities.

Authorization and recognition of courses, as well as accreditation of postsecondary education institutions, must have a limited term and be renewed periodically following the regular evaluation process, currently established according to the evaluation cycles of the SINAES.

Our postsecondary education institutions are accredited by the MEC and their courses are duly authorized. We also make every effort to comply with all applicable regulations to maintain our institutions and courses compliant with the MEC.

Modification of Supporting Entity

Pursuant to Decree No. 9,235/2017 and Ordinance No. 23/2017, modification of a supporting entity occurs whenever there is a change in the supporting entity or its controlling shareholder affecting the decision-making process. Although it no longer depends on the approval of the MEC, the MEC must be informed within 60 days of the consummation of the event for the purposes of updating our registration with the MEC. Such notice must be followed by all the legal documents related to the alteration, duly registered, and the term of commitment executed by the legal representatives of both the current and new supporting entities.

If the new supporting entity or controlling shareholder already supports another postsecondary education institution, it must meet the requirements necessary for the accreditation of a postsecondary education institution, which will be assessed by the MEC in the context of the institution’s reaccreditation proceedings, in the period provided for in the accreditation of the transferred postsecondary education institution in force on the date of the modification of supporting entity. Additionally, the LDB also provides that educational institutions must inform the MEC of any change in their bylaws, which must be registered with the competent bodies.

The transfer of programs or courses between postsecondary education institutions is prohibited and may subject the involved entities to penalties such as: (1) suspension of new students’ admission; (2) suspension of the offering of undergraduate or postgraduate lato sensu courses; (3) suspension of the institution’s autonomy to, among other things, create new postsecondary courses and establish course curricula, if applicable; (4) suspension of the license to establish new distance-learning courses; (5) overriding of any ongoing regulatory requests filed by the institution and prohibition of the filing of any new regulatory requests; (6) suspension of the participation in the New FIES; (7) suspension of the participation in PROUNI; and (8) suspension of or restriction on the ability to participate in other federal educational programs.

Financing Alternatives for Students: Incentive Programs

Programs providing for public funding to students enrolled with private higher education institutions has been a major public policy to expand access to postsecondary education in Brazil, especially for the low-income segment of the population. The most important programs are the following.

University for All Program (PROUNI)

PROUNI is a tax incentive program created through the Provisional Measure No. 213, of September 10, 2004, later converted into Law No. 11,096, of January 13, 2005, that addresses the exemption of certain federal taxes imposed to postsecondary institutions that grant scholarships to low-income students enrolled in undergraduate courses and technology graduate courses. By granting tax incentives to postsecondary education institutions, PROUNI has played an important role in inciting the growth and private investment in the postsecondary education sector.

Private postsecondary institutions may adhere to PROUNI by the execution of a specific agreement with the MEC, valid for 10 years and renewable for the same period. Such agreement must be amended every semester with an additional term establishing the number of scholarships to be offered in each course, unit and class, and what percentage of scholarships shall be granted to indigenous and afro-Brazilians. In order to participate in PROUNI, an educational institution must:

•	be up to date with its tax obligations; and

•	comply with the following requirements: (1) offer at least one full-time scholarship to every 10.7 regularly paying students enrolled at the end of the past school year, excluding the full-time scholarships granted through PROUNI or by the institution; or (2) offer one full-time scholarship to every 22 regularly paying students enrolled in traditional and technological graduation courses, provided that it also offers scholarships (25% or 50% of the tuition) in the value equal to 8.5% of the paying students’ annual revenue, available to students enrolled in traditional and technological graduation courses at the school year.

The ratio between the number of scholarships and the number of regularly paying students must be complied with annually. If the entity does not comply with the ratio during a school year because of the withdrawal of students, the institution must adjust the number of scholarships in a proportionate manner for the subsequent school year.

Pursuant to Normative Ruling No. 1.394, of September 12, 2013, a postsecondary education institution that has adhered to PROUNI is exempt, totally or partly, from the following taxes for the duration of the adherence period:

•	IRPJ and CSLL with respect to the net income derived from the undergraduate degree courses and extension courses; and

•	PIS and COFINS, with respect to the revenue derived from undergraduate degree courses and extension courses.

In case a postsecondary education institution requires its exclusion from PROUNI, its tax incentives will be suspended from the date of the solicitation and will not be applicable for the entire period of the basis of calculation.

Normative Ruling No. 1,394, of September 12, 2013, introduced new provisions regarding the tax exemptions granted by PROUNI, in particular the form to calculate the extension of the benefits. According to this Normative Ruling, in addition to the tax exemptions obtained by higher education institutions signatories to PROUNI, tax exemptions are calculated based on the Proportion of Effective Occupation of the Scholarships (Proporção de Ocupação Efetiva de Bolsas), or POEB, and the exemption related to IRPJ would be calculated without taking into account the additional 10%.

According to Article 7, II, amended by Normative Ruling No. 1,417, dated September 6, 2013, the calculation of the exemption also includes the additional 10% of IRPJ, in addition to the CSLL rate. The amount calculated is the amount of the IRPJ and CSLL exemption, respectively, which may be deducted from the IRPJ and CSLL in relation to the totality of the Company’s activities.

Accordingly, with the issuance of Normative Ruling No. 1,417, of September 6, 2013, the IRPJ/CSLL exemption on the Company’s operating income proportionate to the POEB will also include the additional 10% of IRPJ.

Moreover, considering that Normative Ruling No. 1,417, dated September 6, 2013, creates a potential limit to the amount of the tax exemption, the application of these new provisions will result in a reduction in value of the tax exemption obtained. Nevertheless, the legality of the provisions introduced by Normative Ruling No. 1,417, of September 6, 2013, is being discussed before the judiciary, with several motions still pending.

Other modifications of the fiscal incentive granted by PROUNI were established by Normative Ruling No. 1,476, of July 1, 2014, which also amends the aforementioned Normative Ruling No. 1,417, of September 6, 2013, in order to (1) exclude several amounts from the concept of profit of the holding, which impacts the enjoyment of the exemption related to CSLL and IRPJ; and (2) exclude the POEB from the applicable calculation, specifically for higher education institutions with terms of adherence to PROUNI signed up to June 26, 2011, which also affects the calculation of the exemption specifically enjoyed for the terms of adhesion celebrated in the period prior to that date.

Student Financing Program (FIES)

The FIES, created by Law No. 10,260, of July 12, 2001, is a MEC program to finance students that cannot bear the total costs of their education. FIES has been the most important program for the expansion of access to higher education in Brazil during the last decade, and it is currently responsible for a significant part of the revenues of the majority of private higher education institutions.

FIES consists of funding granted by FNDE to students regularly enrolled in an on-site course of a postsecondary private higher education institutions registered in FIES that has been positively evaluated by the MEC. After a specific selection proceeding, students may be partially or wholly funded by FIES and, in that case, FNDE will be responsible for crediting the correspondent amount due by the student to the private higher education institution.

Payments are made with government bonds whose primary purpose is to compensate tax debts from the private higher education institution. In case there are no debts to be compensated, the institution can resell the bonds to the government by means of a specific proceeding that currently occurs on a monthly basis. The frequency of these proceedings could vary according to public financial constraints and the discretion of FNDE.

FIES has been substantially reshaped by Law No. 13,530, dated December 7, 2017, and currently the program is not as broad as it used to be. According to applicable regulations, in order to enroll students that have been selected by FIES, private higher education institutions are required to contribute to the fund 13% of the amount due by the student to the institution as consideration for the educational services rendered in the first year of studies. This amount is subject to change in the following years and could vary between 10% and 25% of the consideration due, depending on specific circumstances.

As a result of the COVID-19 pandemic, Law No. 14.024 of 2020 suspended the financial obligations of FIES students for the duration of the period of public calamity established by Legislative Decree No. 6 of 2020. Furthermore, several 2020 FIES internal procedure deadlines were extended, including enrollments and contract signings.

University Scholarship Program from Santa Catarina (UNIEDU)

UNIEDU is a program of the state of Santa Catarina that provides scholarships for students to attend universities. UNIEDU is governed by articles 170 and 171 of the constitution of the state of Santa Catarina and regulated by Complementary Law No. 583/2012 and Ordinance No. 3155/2017.

Pursuant to the abovementioned legislation, the Department of Education of the State of Santa Catarina (Secretaria de Estado da Educação do Estado de Santa Catarina), or the Santa Catarina Education Department, enters into agreements with state-based educational institutions duly accredited by the MEC and registered with the Santa Catarina Education Department that will receive funds for payment of scholarships.

Scholarships should be offered to those who meet the following criteria: (1) having attended all secondary school in public schools or private institutions, with a full scholarship; (2) complying with the per capita family income limit established annually by the governor of the state of Santa Catarina; and (3) be selected by the responsible committee appointed by the Santa Catarina Education Department.

National Higher Education Evaluation System (SINAES)

The SINAES was created by Law No. 10,861 of April 14, 2004, with the purpose of evaluating postsecondary education institutions and undergraduate courses and measuring student academic performance. The main objectives of this evaluation system are to assess the quality of education in the country and to provide guidelines for the MEC to decide upon institutional reaccreditation, recognition and renewal of recognition of courses. Additionally, the SINAES is responsible for improving the quality of postsecondary education in Brazil given that the MEC can identify deficiencies and establish specific conditions for institutions to remedy their issues and resume their operations.

The SINAES is monitored and coordinated by the CONAES, and the INEP has a very important role in all processes. The results of the evaluation of postsecondary education institutions and their courses are public and represented on a five-level scale as follows:

•	Level 5 indicates excellent conditions;

•	Level 4 indicates more than satisfactory conditions;

•	Level 3 indicates satisfactory conditions; and

•	Levels 1 and 2 indicate unsatisfactory conditions.

Pursuant to applicable regulations, evaluation processes consist of a preliminary assessment of several conditions relating to the institution and its courses, such as infrastructure, titles of faculty members, work schedule of faculty members and student performance. Every year, the INEP establishes a method to evaluate those elements and for them to correspond to a number in the five-level scale.

The preliminary assessment is a complex process based on quality indicators as follows:

(a) National Student Performance Examination—ENADE

The ENADE is a test applied to a number of students that are completing courses. It evaluates students’ knowledge regarding the content provided in the curricular guidelines of the respective undergraduate course and their skills and competencies. The ENADE’s results are considered in the composition of quality indexes for courses and institutions.

(b) Preliminary Course Concept—CPC

The Preliminary Course Concept (Conceito de Curso Preliminar), or CPC, is composed of the ENADE score, the Indicator of Difference between Observed and Expected Performance (Indicador de Diferença entre os Desempenhos Observado e Esperado), or IDD, and factors that include teacher titles, the work schedule of faculty staff and infrastructure of the institution. It is an indicator of the state of undergraduate courses in the country. The rules for conducting the on-site verification of teaching conditions are defined annually. Certain courses with a concept equal to or greater than 3, as defined annually by the MEC, may not receive the visit of the evaluators as a result of which the CPC becomes a permanent concept (the Course Concept). The CPC is released every year for a specific group of courses that consists in the same areas evaluated at the ENADE.

(c) General Course Index—IGC

The IGC of the institution summarizes in a single indicator the results of the CPC and the evaluation of master’s and doctorate courses of each educational institution. With regard to graduate courses, CAPES indexes are used and adapted to the scale according to a methodology provided by the INEP, given that they are organized in a different manner. The IGC also goes from 1 to 5 and is published by the INEP/MEC, after the release of the results of the ENADE and the CPC. The IGC is a criterion in the accreditation and reaccreditation processes of institutions and also in the authorization process for new courses: institutions with IGCs less than 3, for example, may have their applications for new courses rejected by the MEC. Similarly, the indicator is used to guide the expansion of quality education: institutions with good performance are exempted from the authorization of the MEC to open courses.

(d) Indicator of Difference between Observed and Expected Performance—IDD

The IDD is intended to provide a reference of the contribution of the course to the learning of each student. For that purpose, it compares the results of the ENADE with the performance of the same student in the ENEM. The indicator has a scale of 1 to 5.

Following preliminary assessments, all institutions are typically subject to an on-site evaluation to confirm the results. However, given the size of the system, the MEC gives institutions the option to convert the results of the preliminary assessments into final results and, therefore, forego on-site evaluations. For institutions that obtain unsatisfactory levels, the MEC on-site evaluations are mandatory.

Even before the on-site evaluation, the MEC is entitled to apply precautionary measures when preliminary assessments of the institution or course is not considered satisfactory, such as: (1) suspension of new enrollments within the respective course or the entire institution; (2) reduction of vacancies; and (3) suspension of all regulatory proceedings for institutional reaccreditation, new authorizations, recognitions or renewals of recognitions.

Should the level be confirmed as less than 3 by the on-site evaluation, the MEC may propose a term of commitment to the institution, in order for it to correct the unsatisfactory conditions within a specific deadline. Failure to uphold, in full or in part, the conditions established in the term of commitment may result in one or more penalties to be applied by the MEC, such as: (1) temporary suspension of the opening of a selection process of graduation courses; (2) disqualification from the operating authorization of the higher education institution or recognition of courses offered; and (3) warning, suspension or cancellation of the mandate of the officer responsible for the action not executed, in the case of public postsecondary education institutions.

After the on-site evaluations, institutions and courses obtain definitive quality concepts as follows:

(a)	an Institutional Concept, which is the result of the on-site evaluation of the institution performed by the INEP; and

(b)	a Course Concept, which is the result of the on-site evaluation of the course performed by the INEP.

Registration of the Brazilian Educational System – SEB

The Register was established by Ordinance No. 1,773/2019 and aims to support the formulation, implementation, execution, evaluation and monitoring of public policies.

All educational institutions must provide personal data of the academic staff and students, as well as information on the enrollment, attendance and school records of students.

School Census

The school census is conducted annually by the INEP and the provision of information is mandatory for all public and private education institutions, as provided by the LDB.

Accreditation for Postgraduate Programs

Lato sensu

Postsecondary education institutions accredited for offering undergraduate courses and that have at least one regular undergraduate course or a stricto sensu postgraduate course can offer lato sensu postgraduate courses in the subjects in which they are accredited, either on-site or through distance learning.

The offering of postgraduate programs does not require an authorization to operate, even if it is offered by a college. However, it must be reported to the MEC, through the MEC’s system (e-MEC), within 60 days of the date of creation of such course.

The lato sensu postgraduate courses are aimed at students who hold a diploma in an undergraduate course and satisfy the criteria of the institution that is offering the postgraduate course. The postgraduate courses must meet the following requirements: (1) a curriculum with a minimum study load of 360 hours; and (2) a teaching staff composed of at least 30% graduates of stricto sensu postgraduate courses.

Stricto sensu

The authorization and recognition of stricto sensu postgraduate courses (master’s and doctorates) must be evaluated by CAPES, submitted to the CNE’s deliberation and approved by the MEC.

The educational institutions can only initiate master’s and doctorate course activities following publication of the homologation of the CNE’s favorable opinion by the MEC in the Official Gazette.

As part of its analysis, CAPES must consider the general requirements and the specific parameters of the subject area to which each course is linked. The general requirements are: (1) alignment of the proposal with the postgraduate planning of the institution; (2) suitability and justification of the proposal for the regional or national development and its economic and social importance; (3) clarity and consistency of the proposal with detailed information on its objectives, area of concentration, lines of research, curricular structure, subject and bibliographic references; (4) clarity of the criteria adopted to select the students, justifications for the profile of the aimed formation and profile of the egress; (5) proof that the teaching staff has academic, didactic, technical and scientific competence and qualifications related to the purpose of the course; (6) a permanent teaching staff to ensure the regularity and quality of teaching, research and orientation activities; (7) indication of up to five intellectual productions of each permanent teacher; and (8) physical and technological infrastructure of teaching and research adequate for the development of the proposed activities.

Authorizations of new stricto sensu postgraduate courses must be requested at specific dates, as defined by CAPES and published in the Official Gazette.

C.	Organizational Structure

We are a Cayman Islands exempted company incorporated with limited liability on March 5, 2020 for purposes of effectuating our initial public offering. Prior to the consummation of our initial public offering, our Controlling Shareholders held 522,315,196 shares of Vitru Brasil. Prior to the consummation of our initial public offering, our Controlling Shareholders contributed all of their shares in Vitru Brasil to us. In return for this contribution, we issued new common shares to our Controlling Shareholders in a one-to-31 exchange for the shares of Vitru Brasil contributed to us. Until the contribution of Vitru Brasil shares to us, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

After accounting for the new common shares that were issued and sold by us in our initial public offering, we had a total of 23,058,053 common shares issued and outstanding as of December 31, 2020. 16,848,874 of these shares were common shares beneficially owned by our Controlling Shareholders, 209,179 of these shares were common shares beneficially owned by members of our management and other shareholders who acquired shares prior to our initial public offering, and 6,000,000 of these shares were common shares beneficially owned by investors who acquired shares in our initial public offering.

The diagram below depicts our organizational structure as of the date of this annual report:

For more details about our organizational structure please see “Presentation of Financial and Other Information—Organizational Structure” and refer to note 2.2 to our audited consolidated financial statements.

D.	Property, Plant and Equipment.

Intellectual Property

We rely and expect to continue to rely on a combination of copyright, trademark and trade secret laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology and copyright from third parties.

As of December 31, 2020, we owned 29 trademarks and had four pending trademarks applications in Brazil, including “Vitru” and “Uniasselvi” and a number of additional brands which we use in certain parts of Brazil, such as “Fameblu,” “Univinci,” “Fameg,” “ICPG” and “Asselvi”. As of the date of this annual report, two of four pending trademarks applications in Brazil were granted by the Brazilian Trademarks and Patents Office (Instituto Nacional da Propriedade Industrial). We also have the right to use of a number of registered copyrights, most notably copyrights for physical and digital teaching materials.

Properties

Our corporate headquarters, which include our academic core and business operations are located in the state of Santa Catarina. Our corporate headquarters consist of 3,977.43 square meters of space under a lease that expires in 2022. We also lease 758.10 square meters in the city of Florianópolis, in the state of Santa Catarina, for certain administrative activities and our principal executive offices under a lease that expires in 2024. We believe our facilities are sufficient for our current needs.

In addition to our corporate headquarters and to our corporate center, and as of December 31, 2020, we leased all operational and administrative facilities. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire or lease new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the notes thereto as well as the information presented under “Item 3. Key Information—A. Selected financial data.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Item 3. Key Information—D. Risk factors.”

A.	Operating Results

According to the latest available data published in October 2020 by the MEC, we are the leading pure distance learning education group in the postsecondary digital education market in Brazil, based on the number of enrolled undergraduate students as of December 31, 2019, for the second consecutive year.

Between 2016 and 2020, we grew at a CAGR of 41.8% in terms of enrolled students in our undergraduate distance learning programs, as shown in the chart below.

Note: The data presented in this chart for the period from 2010 to 2019 is derived from public information published by INEP, and for market share comparability purposes, it is calculated by INEP by applying the same metrics for all postsecondary education institutions in Brazil. This data may not be directly comparable with data derived from our internal records included elsewhere in this annual report.

We provide a differentiated distance learning experience for our students through our disruptive hybrid model, which emphasizes flexibility, affordability and a strong relationship with all stakeholders engaged in our platform. Our hybrid and technology-enabled content is delivered both digitally and through in-person weekly encounters lectured by highly-trained tutors on our extensive hub network. We believe that this unique tutor-centered learning experience sets us apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of our student base.

Our hub partners, who own 84.8% of our hubs, are remunerated by their respective share represented by a given percentage over the tuition fee collected by us from students. The total amount to be transferred to the hub partners on a monthly basis is derived from the pricing terms agreed upon with each student on the service contract. This percentage is similar across all our partnership agreements and varies in accordance with the type of course the student is enrolled in, which are higher for continuing education courses and lower for undergraduate courses. In addition, this percentage is higher in the beginning of the hubs’ operations and decreases throughout their life cycle, thus reducing their payback period and increasing the attractiveness of their investment. Therefore, as hubs mature, we should experience an increase in our gross revenue (higher than the increase in tuition fees in the same period) as a result of lower tuition share allocated to our hub partners. We have built and nurtured strong relationships with our 188 hub partners, who play a key role in our expansion.

Our proven quality has allowed us to accelerate the pace of growth and further differentiate ourselves. As of December 2020, our CI score, which is measured and published by the MEC, and is based on institutional planning and development, academic and management criteria, was five, in line with our 2019 CI score of 5, (on a scale of 1 to 5), enabling us to open up to 500 hubs per year, 250 hubs at each of our two institutions accredited to offer distance learning undergraduate courses, compared to a maximum of 150 and 50 new hubs per year for institutions scoring up to 4 and 3, respectively. Therefore, we have the highest quality standards in higher education in Brazil, as evaluated by the MEC.

Our Business Economics and Cohorts

We believe the combination of the elements of our business model and the strength of the value proposition for the students attracted to our ecosystem has resulted in best-in-class unit economics for our hubs network, which plays a pivotal role in our organic growth strategy.

We believe that an annualized cohort analysis is a useful indicator of demand for our services. We define a cohort as new hubs opened in a given year.

We track the cohorts on a semi-annual basis. Our strong cohorts are driven by the maturation of our hubs, our high retention rates, especially after the first year of enrollment, the expansion of our offering (e.g. new courses) and annual tuition adjustments.

The result of our recent cohorts demonstrates our successful track record in developing our ecosystem as set out in the chart below.

The numbers included in the body of the above figure show the actual student base (in thousands), within each cohort, as of the end of each semester between the first semester of 2017 and the second semester of 2020. The percentages on the vertical axis under the heading “CAGR” of each of the above figures show the CAGR of our cohorts over the periods indicated. The number of students in our mature hubs (which comprises the hubs existing prior to 2017) grew at a CAGR of 1.7% between the first semester of 2017 and the second semester of 2020, while our 2017 cohort (which comprises the hubs opened in 2017), 2018 cohort (which comprises the hubs opened in 2018) and 2019 cohort (which comprises the hubs opened in 2019) grew at a CAGR of 81.3%, 98.9% and 95.9%, since their respective inception, driven by high intakes and retention rates, introduction of undergraduate courses already offered in other operating hubs, and the natural maturation of each hub.

Our Growth

We remain focused on our primary mission: to provide students full access to distance learning education and improve their experience through a disruptive student-centric model. We believe this focus helped us grow and expand our business to several regions in Brazil in recent years, and is a key driver for differentiating ourselves from our competition. A large part of this growth was based on the strategic decision to start expanding into small and medium-sized cities and being the first institution to implement educational units and provide access to higher education for residents of cities in the countryside. Based on the most recent available data of the MEC, as of December 31, 2020, our growth rate for the period from 2015 to 2019 was twice that of the private digital education market (compared to the five biggest education companies in 2015). We aim to democratize access to higher education through distance learning and empower every student to create his or her own success story.

Our revenue growth is a result of our business model, which has been based on the opening of new hubs, ramp-up of current hubs, annual price adjustments and expansion of course offerings:

•	Grow Our Base of Uniasselvi Hubs. As of December 31, 2020, our network consisted of 709 hubs, compared to 545 hubs as of December 31, 2019 representing an annual growth rate of 30.1%. As of December 31, 2018, our network consisted of 370 hubs, compared to, respectively, 221 hubs and 72 hubs as of December 31, 2017 and December 31, 2016, representing a CAGR of 77.1%. We expect to continue to launch new hubs to increase our coverage and market penetration. We believe our strategy of targeting small-and-medium sized and underserved cities provides us with a significant growth opportunity. Moreover, we believe that we now have the critical mass to grow in denser regions, such as the states of São Paulo and Rio de Janeiro, where our presence is still relatively small.

•	Maturation of Recently-Opened Hubs. Over the last years, we significantly increased the number of students per hub in the 2018, 2019 and 2020 cohorts. 88.3% of our hubs were opened in the last three years, or since the second semester of 2017, and are still ramping up, and we believe there is space to grow our operations, margins and student base. The maturation of a hub takes at least eight semesters, or four years, which is the average duration of a course, and the number of students per hub may continue to grow after such period as hubs gain more local recognition over time. As of December 31, 2020 and 2019, we operated 709 and 545 hubs at different maturation stages, respectively.

•	Tuition Fees. We typically adjust our tuition fees on an annual basis, at rates above the variation of inflation indices for the previous twelve months.

•	Mix of Courses. We have continuously added high-value courses to our portfolio over time, such as engineering and health-related courses, contributing to higher margins.

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Contribution of Distance Learning to Total Enrolled Students

We believe the metric that best demonstrates our focus on distance learning education (comprising both undergraduate courses and continuing education courses) and its relevance to our services offering is enrolled students from distance learning as a percentage of our total enrolled students.

For the year ended December 31, 2020, 2019 and 2018, enrolled students related to distance learning businesses was 97.4%, 96.1 and 94.5% respectively, of our total enrolled students.

Enrolled Students

The number of enrolled students is one of the most significant operational metrics tracked by our management team. It represents the total number of students enrolled in the courses we provide.

As of December 31, 2020, 2019, 2018, 2017 and 2016, we had 309,560, 240,946, 189,295, 140,363 and 115,325 enrolled students, respectively, representing a CAGR of 28.0%.

In our distance learning undergraduate courses, our first core business, we had 256,953, 195,613, 148,711, 106,576, and 81,406 students as of December 31, 2020, 2019, 2018, 2017 and 2016, respectively, representing a CAGR of 33.3%. In our distance learning graduate courses, our second core business, we had 44,570, 35,952, 30,227, 22,910 and 21,108 students as of December 31, 2020, 2019, 2018, 2017 and 2016, respectively, representing a CAGR of 20.5%.

Number of Hubs

We have substantially expanded our operations and geographic presence throughout Brazil with the opening of new hubs in the last years. The number of hubs is one of the drivers that enable us to increase our base of enrolled students.

Our network as of December 31, 2020 and 2019 consisted of 709 and 545 hubs across all Brazilian states, respectively, compared with 370 hubs as of December 31, 2018, 221 hubs as of December 31, 2017, and 72 hubs as of December 31, 2016, representing a CAGR (2016-2020) of 77.1%.

The following table sets forth the number of hubs for the years presented.

	As of December 31
	2020	2019	2018	2017	2016
Number of Hubs	709	545	370	221	72

Theoretical Maturation Index

We believe that the number of students per hub in each cohort is useful in showing hub maturation and the ramp-up in our hubs’ operations as they attract and maintain new students. We expect mature hubs to have approximately 800 students. We have developed a theoretical maturation index to assess our hubs’ progress against our expectations.

We calculate the theoretical maturation index as the actual number of students per hub not yet considered mature (which we call “expansion hubs”) divided by the theoretical number of students which we expect such hub to achieve once it has matured (i.e., 800 students). The index comprises all expansion hubs as of the end of each period, and it can therefore decrease in a given quarter if new expansion hubs are opened.

As of December 31, 2020, 88.3% of our 709 hubs were still ramping up and the current theoretical maturation index of these expansion hubs was only 30.1%. We believe this demonstrates potential for growth. We estimate that a typical hub reaches its full capacity in terms of number of students (and is deemed to be mature) after seven or eight years of operations.

	As of December 31
	2020	2019	2018	2017	2016
Theoretical maturation index	30.1%	24.7%	19.1%	6.9%	—

Tuition

We believe that the total amount of tuition we charge (which is the sum of our gross revenue and hub partners’ portion less other academic revenue less cancellations) is a useful indicator to demonstrate the compelling strength of our growth and the maturation of our hubs.

	As of and for the Year Ended December 31,
	2020	2019	2018
	(in R$ millions)
Tuition (net of cancellations)	670.2	522.7	429.1

Revenue Recognition and Seasonality

Our net revenue consists primarily of tuition fees charged for our undergraduate and graduate courses. Revenues from tuitions are recognized over time when services are rendered to the customer and we satisfy our performance obligations under the contract at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Revenues from tuition are recognized net of scholarships and other discounts, refunds and taxes. Other revenues are recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for the service. Other revenues are presented net of the corresponding discounts, refunds and taxes.

Most of our net revenue is derived from students who study in hubs managed by our hub partners. We enter into these partnerships through contracts with hub partners who provide support centers with infrastructure for our students. Each hub partner is responsible for rental costs and property maintenance, as well as administrative services, cleaning, local student service and infrastructure of the hubs. We typically enter into contracts with our hub partners for an initial six-month term. The contracts are automatically renewable after the first six month period and every six months thereafter unless terminated in accordance with their terms.

Our hub partners are remunerated by their respective share represented by a given percentage over the tuition fee collected by us from students. The total amount to be transferred to the hub partners on a monthly basis is derived from the pricing terms agreed upon with each student on the service contract. This percentage is similar across all our partnership agreements and varies in accordance with the type of course the student is enrolled in, which are higher for continuing education courses and lower for undergraduate courses. In addition, this percentage is higher in the beginning of the hubs’ operations and decreases throughout their life cycle, thus reducing their payback period and increasing the attractiveness of their investment. Therefore, as hubs mature, we should experience an increase in our gross revenue (higher than the increase in tuition fees in the same period) as a result of lower tuition share allocated to our hub partners. See “item 4. Information on the Company—B. Business Overview—Our Disruptive Student-Centric Model—Strong Network of Hub Partners” for additional information on our agreements with our hub partners.”

Our distance learning undergraduate courses are structured around separate monthly modules. This enables students to enroll in distance learning courses at any time during a semester. Despite this flexibility, we generally experience a higher number of enrollments in distance learning courses in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, we generally experience a higher number of enrollments at the beginning of the first semester of each year than at the beginning of the second semester of each year. This is due to the high school calendar in Brazil in which classes conclude in December. In order to attract and encourage potential new students to enroll in our undergraduate courses later in the semester, we often offer discounts, generally equivalent to the number of months that have passed in the semester. As a result, we generally record higher revenue in the second and fourth quarters of each year. Revenue is also higher later in the semester due to lower dropout rates during that same period.

The following chart depicts the percentage of our undergraduate digital education students enrolled in the year ended December 31, 2020 broken down by quarter:

A significant portion of our expenses are also seasonal. Due to the nature of our intake cycle, a significant amount of selling and marketing expenses are incurred in connection with the first semester intake, particularly in the first quarter of each year.

As a result, we expect quarterly fluctuations in our revenues and operating results to continue. These fluctuations could result in volatility and adversely affect our performance, liquidity and cash flows. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our results of operations.

Operating Segments

Our internal financial reports are based on three operating segments. They represent main lines of service from which we generate revenue. The operating segment reporting are:

•	Distance learning undergraduate courses. What differentiates our distance learning model is its hybrid methodology, which consists of weekly in-person meetings with on-site tutors, besides the benefit of the virtual learning environment, where students are able to study where and when they prefer. Our portfolio of courses is composed mainly of pedagogy, business administration, accounting, physical education, vocational, engineering and health-related courses;

•	Continuing education courses. We offer continuing education courses predominantly in pedagogy, finance and business. We also offer continuing education courses in other subjects such as law, engineering, IT and health-related courses. Courses are offered in three different versions, consisting of (i) hybrid model, (ii) 100% online and (iii) on-campus; and

•	On-campus undergraduate courses. We have 10 campuses that offers traditional on campus undergraduate courses, including business administration, accounting, physical education, vocational, engineering, law and health-related courses.

Impact of COVID-19

 We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Events—COVID-19 Pandemic” for information on the impact of the COVID-19 pandemic on our business and also “Item 3. Key Information–D. Risk Factors—Certain Risks Relating to Our Business and Industry—The COVID-19 outbreak may cause an adverse effect in our operations, including the partial closure of our business. The extension of the COVID-19 pandemic, the perception of its effects, or the way in which such pandemic will impact our business, either on a microeconomic or on a macroeconomic level, are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow.”

Brazilian Macroeconomic Environment

All of our operations are located in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the industry in general, are particularly sensitive to changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the years indicated.

	As of and for the Year Ended December 31,
	2020	2019	2018
Real growth in gross domestic product	(4.1)%	1.1%	1.3%
Inflation (deflation) (IGP-M)(1)	23.1%	7.3%	7.5%
Inflation (IPCA)(2)	4.5%	4.3%	3.7%
CDI interest rate (3)	4.9%	6.0%	6.5%
SELIC(4)	2.8%	4.5%	6.5%
Year-end exchange rate—reais per U.S.$1.00(5)	R$5.197	R$4.031	R$3.875
Average exchange rate—reais per U.S.$1.00(6)	R$5.158	R$3.946	R$3.656
Depreciation of the real vs. U.S.$ in the period(7)	(28.9)%	(4.0)%	(17.1)%
Unemployment rate(8)	13.5%	11.9%	12.3%

Source: FGV, IBGE, Brazilian Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.

(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(3)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, accumulated during the corresponding period.

(4)	The SELIC rate is the base interest rate (Sistema Especial de Liquidação e Custódia) in Brazil.

(5)	Annual rate at the end of the period.

(6)	Average of the exchange rate on each business day of the year.

(7)	Comparing the U.S.$ closing selling exchange rate as reported by the Brazilian Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

(8)	Average unemployment rate for year as measured by the IBGE.

Inflation directly affects most of our current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA. For instance, our most important cost component is personnel, which accounted for 54.3%, 48.6% and 46.1% of our total costs and expenses in the years ended December 31, 2020, 2019 and 2018, respectively, and is clearly impacted by inflation rates. Historically, inflation has been offset by our ability to adjust our tuition fees in rates that are typically above the variation of inflation indexes, due mostly to the increase in the content density and complexity over the course. Our financial performance is also tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of our financial investments.

The recent economic instability in Brazil, the deterioration of the political environment and the ongoing COVID-19 pandemic have all contributed to a decline in market confidence in the Brazilian economy, and is expected to have a significant effect on demand in 2020. Business operations across Latin America, Asia, Europe and the United States are being affected with factory disruptions and closures, quarantined workers and shortages of components, with a direct impact on the availability of goods and services. These disruptions to global supply chains could impact businesses generally and weaken demand from consumers. The effects cannot be foreseen and are expected to lead to a global economic slowdown in 2021. Unfavorable macroeconomic conditions in Brazil are expected to continue throughout 2021. Brazilian GDP decreased by 4.1% in 2020 but is expected to increase by 3.3% in 2021.

Printer Costs; Raw Materials

We outsource the printing and binding of our educational materials. Printer costs are one of our principal costs, and printer fees are impacted by changes in the price of paper, one of the principal raw materials required to produce our educational materials. The cost of paper is generally impacted by fluctuations in the U.S. dollar/real exchange rate, and is also impacted by inflation, but not necessarily linked to a specific inflation index. Such changes in prices are reflected as inflation adjustments in the fees charged by our third-party printers, which produce our printed materials. To the extent we cannot offset the impact of printer costs by adjusting the prices of our educational materials, our margins may be negatively affected.

Components of Our Results of Operations

Net Revenue

Our revenue consists primarily of tuition fees charged for distance-learning undergraduate courses, on-campus undergraduate courses, and continuing education courses. We also generate revenue from student fees and certain education-related activities.

Revenue from tuition fees is recognized over time when services are rendered to the customer and we satisfy our performance obligation under the contract at an amount that reflects the consideration that we expect to receive for those services. Revenues from tuition fees are recognized net of scholarships and other discounts, refunds and taxes.

Other revenues are recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration that we expect to receive for those services. Other revenues are presented net of the corresponding discounts, returns and taxes.

Joint Operations with Hub Partners

A hub is a local operating unit owned by us or by third party hub partners. Each hub partner is responsible for offering students access to audiovisual resources, a library and information technology support to enable students to take part in our distance-learning courses.

Our contractual agreements with each hub partner determine that the applicable is a joint operation. Such contractual agreements also establish the rights of each hub partner to receive revenues from the operation of the hub and include provisions relating to expenses incurred in the operation of the hub. Accordingly, the revenue from distance-learning courses and related accounts receivable are recognized only up to the portion of the joint revenue to which we are entitled. We therefore record an obligation to pay hub partners under our trade payables when we receive payments of monthly tuition fees from students.

Taxes Deducted from Gross Revenue

Revenues, expenses and assets are recognized net of sales tax, except:

•	when the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable; and

•	when the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost/expense, in our statement of profit or loss.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

•	The PIS and the COFINS are contributions levied by the Brazilian federal government on gross revenues. These amounts are invoiced to and collected from our customers. Given that we are acting as tax withholding agents on behalf of the tax authorities, these amounts are recognized as deductions to gross revenue against tax liabilities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset amounts of PIS and COFINS which are payable. These amounts are recognized as recoverable taxes and are offset on a monthly basis against taxes payable and presented net, as the amounts are due to the same tax authority.

•	PIS and COFINS are contributions calculated on two different regimes pursuant to the applicable Brazilian tax legislation: cumulative method and non-cumulative method. The regulations applicable to PROUNI provide that the revenue from traditional and technical undergraduate courses are exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged based on the cumulative method at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS and COFINS are charged based on the non-cumulative method at rate of 1.65% and 7.6%, respectively.

•	ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to our customers for the services we render. Given that we are acting as an agent collecting these taxes on behalf of municipal governments, these are recognized as deductions to gross revenue against tax liabilities. The applicable rates may vary from 2.00% to 5.00%.

•	INSS is a social security charge levied on wages paid to employees.

Cost of Services Rendered

Cost of sales consist primarily of expenses related to services of providing classes and delivering our content and technology to our students, which are mainly composed of payroll, depreciation and amortization, print expenses, freight, leases, utilities, cleaning, security and maintenance of our hubs.

Costs of services rendered amounted to 42.7%, 45.9% and 48.0% of net revenue in the years ended December 31, 2020, 2019 and 2018, respectively.

Expenses

We classify our operating expenses as selling expenses, general and administrative expenses, net impairment losses on financial assets and other income and expenses. The largest component of our operating expenses is employee and labor-related expenses, which includes salaries and bonuses and employee benefit expenses.

Selling expenses. Selling expenses consist of primarily expenses with personnel related to sales and marketing activities, marketing and sales expenses, as well as expenses with commercial consultants and projects.

General and administrative expenses. General and administrative expenses consist of personnel expenses related to general and administrative activities, depreciation and amortization, leases, consulting and advisory services, leases, contingencies and maintenance of our corporate offices.

Net impairment losses on financial assets. Net impairment losses on financial assets expenses consist of provision for losses, effective losses and recovery on receivables. The allowance for expected credit losses of trade receivables are calculated on a monthly basis by analyzing the amounts invoiced in the month, the monthly volume of receivables and the respective outstanding amounts by late payment range, calculating the recovery performance. When the delay of receivables exceeds 365 days, the receivable is written down. Collection efforts continue even for written-off receivables and their receipt is recognized directly in the statement of profit or loss, when incurred, as recovery of losses.

Other expenses. The other expenses are contractual indemnities (such as insurance policies reimbursements), deductible donations and miscellaneous income and/or expense items.

Financial Income (Expenses)

Our financial income consists of interest on tuition fees paid in arrears and the financial investments yield. The interest on tuition fees paid in arrears is recognized based on the time elapsed, using the effective interest rate method. This financial income is calculated using the same effective interest rate used to calculate the recoverable amount, that is, the original rate of trade receivables.

Financial expenses include interest expenses on taxes payable in installments and other financial liabilities, including the interest accrued on accounts payable from the acquisition of subsidiaries and on lease liabilities.

Income Tax

Tax Incentives

The postsecondary education companies which we maintain are part of the PROUNI program. PROUNI provides, through Law No. 11,096, of January 13, 2005, exemption of certain federal taxes imposed to postsecondary institutions that grant scholarships to low-income students enrolled in undergraduate courses and technology graduate courses. The following federal taxes are included in the exemption: IRPJ, CSLL, PIS and COFINS.

For additional information on PROUNI, see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Financing Alternatives for Students: Incentive Programs—University for All Program (PROUNI).”

Current Income Taxes

Income taxes in Brazil consist of IRPJ and CSLL. According to Brazilian tax law, income taxes and social contribution are assessed and paid by each legal entity and not on a consolidated basis. The income tax payable by each entity is calculated based on the entity’s income, adjusted based on certain additions and exclusions provided for in the applicable legislation.

Current income taxes were calculated based on the criteria established in a normative instruction issued by the Brazilian internal revenue service (Receita Federal do Brasil) in relation to the PROUNI program. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date. We periodically evaluate positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred Income Taxes

Deferred income tax and social contribution are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. We apply the liability method. However, deferred taxes are not accounted for if they arise from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, does not affect accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit against which the temporary differences and/or tax losses may be utilized will be available. Pursuant to Brazilian tax legislation, loss carry forwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes. This generally occurs when the relevant assets and liabilities relate to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different jurisdictions are generally presented separately, and not on a net basis.

Critical Accounting Estimates and Judgments

Our consolidated financial statements are prepared in accordance with IFRS. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in note 2 to our audited consolidated financial statements, each included elsewhere in this annual report. We believe that the following critical accounting policies are more affected by the significant judgments and estimates used in the preparation of our consolidated financial statements.

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or cash generating unit, or CGU, or group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model, or the DCF model. The cash flows are derived from the budget for the next five years and do not include restructuring activities to which we have not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes.

These estimates are most relevant to our goodwill and the indefinite lives of intangible assets. The key assumptions used to determine the recoverable amount for each CGU, including a sensitivity analysis, are disclosed and further explained in note 15 to our audited consolidated financial statements, included elsewhere in this annual report.

Fair Value Measurement of Financial Instruments

When the fair values of financial assets and financial liabilities recorded in our statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques. The inputs into these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to estimate fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. For more information, see note 5.3 to our audited consolidated financial statements, each included elsewhere in this annual report.

Credit Losses on Trade Receivables

We recognize an allowance for expected credit losses, or ECLs, for trade receivables applying a simplified approach in calculating ECLs. As a result, we do not track changes in credit risk, but rather recognize an allowance for doubtful accounts based on lifetime ECLs at each reporting date. We have established a provision matrix that is based on our historical credit losses, adjusted for forward looking factors specific to the debtors and the economic environment. We consider a trade receivable to be in default when contractual payments are 365 days past due. In certain cases, however, we may also consider a financial asset to be in default when internal or external information indicates that we are unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by us. A trade receivable is written off when there is no reasonable expectation of recovering the contractual cash flows. The information about our allowance for expected credit losses is disclosed in note 9 to our audited consolidated financial statements, each included elsewhere in this annual report.

Provision for Contingencies

We are a party to proceedings at judicial and administrative levels, as disclosed in note 19 to our audited consolidated financial statements, included elsewhere in this annual report. The provision for legal proceedings is set up for all proceedings assessed as probable losses. The likelihood of loss is assessed based on available evidence, the hierarchy of laws, case law, most recent court decisions and their the relevance within the legal system and the assessment made by the outside legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations, additional exposures identified based on new matters or court decisions.

Lease Term of Contracts with Renewal Options

We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

We have the option, under some of our leases to lease the assets for additional terms. We apply judgements in evaluating whether it is reasonably certain to exercise the option to renew. That is, we consider all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise (or not to exercise) the option to renew (for example, a change in business strategy).

Incremental Lease Rate

We are unable to determine the implicit discount rate to be applied to our lease agreements. Therefore, the incremental rate on the lessee’s loan is used to calculate the present value of the lease liabilities at the initial registration of the lease.

The lessee’s incremental loan rate is the interest rate that the lessee would have to pay when borrowing funds for the acquisition of an asset similar to the asset object of the lease, for a similar term and with a similar guarantee, the funds required to obtain the asset with a value similar to the right of use asset in a similar economic environment.

Obtaining this rate involves a high degree of judgment and should be a function of the lessee’s credit risk, the term of the lease, the nature and quality of the collateral offered and the economic environment in which the transaction takes place. The rate calculation process preferably uses readily observable information from which to make the necessary adjustments to arrive at its incremental lending rate.

IFRS 16 — Leases, or IFRS 16, allows the incremental rate to be determined for a group of agreements when such agreements have similar characteristics.

We have adopted the aforementioned practical method of determining groupings for our lease agreements as we understand that the effects of a grouped application do not materially differ from the application to individual leases. The size and composition of the portfolios were defined according to the following assumptions: (1) assets of a similar nature; and (2) remaining maturities with respect to the similar initial application date.

Share-Based Compensation

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date and at each reporting period, for the liability portion on cash-settled transactions.

We use certain methodologies to estimate fair value which include the following:

•	estimation of fair value based on equity transactions with third parties close to the grant date; and

•	other valuation techniques including option pricing models such as Black-Scholes.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option, expected volatility of the price of our shares and expected dividend yield.

Recent Accounting Pronouncements

New Standards, Interpretations and Amendments Adopted by Vitru

We have applied the following standards and amendments for the first time in our annual reporting period commencing January 1, 2020:

•	Definition of Material – Amendments to IAS 1 and IAS 8

•	Definition of a Business – Amendments to IFRS 3

•	Interest Rate Benchmark Reform – Amendments to IFRS 7, IFRS 9 and IAS 39

•	Revised Conceptual Framework for Financial Reporting

•	Annual Improvements to IFRS Standards 2015 – 2017 Cycle

We also elected to early adopt the amendments to IFRS 16 with respect to rent concessions, which have been granted to lessees as a result of the COVID-19 pandemic. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. In May 2020, the IASB made an amendment to IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted. Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions. For additional information on the rent concessions received by the Company see note 13 to our audited consolidated financial statements.

Except for the rent concessions, the amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

JOBS Act

We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Results of Operations

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table sets forth our income statement data for the year ended December 31, 2020 and 2019:

	For the Years Ended December 31,
	2020	2019	Variation (%)
	(in R$ millions, except percentages)
Statement of Profit or Loss Data:
Net revenue	519.2	461.1	12.6%
Revenue from distance-learning undergraduate courses	423.0	336.3	25.8%
Revenue from continuing education courses	40.6	47.1	(13.8)%
Revenue from on-campus undergraduate courses	55.6	77.6	(28.4)%
Cost of services rendered	(221.5)	(211.5)	4.7%
Gross profit	297.7	249.5	19.3%

Selling expenses	(86.6)	(100.9)	(14.2)%
General and administrative expenses	(73.9)	(125.3)	(41.0)%
Net impairment losses on financial assets	(76.8)	(58.2)	32.0%
Net impairment losses on financial assets from distance-learning undergraduate courses	(61.3)	(43.7)	40.3%
Net impairment losses on financial assets from continuing education courses	(5.9)	(4.0)	47.5%
Net impairment losses on financial assets from on-campus undergraduate courses	(9.7)	(10.5)	(7.6)%
Other income (expenses), net	0.5	(0.9)	(155.6)%
Operating expenses	(236.8)	(285.4)	(17.0)%
Operating profit (loss)	60.9	(35.9)	(269.6)%

Financial income	36.6	19.2	90.6%
Financial expenses	(64.4)	(60.4)	6.6%
Financial results	(27.9)	(41.2)	(32.3)%
Profit (loss) before taxes	33.1	(77.1)	(142.9)%

Current income taxes	(19.6)	(14.8)	32.4%
Deferred income taxes	38.6	25.7	50.2%
Income taxes	19.0	10.9	74.3%
Net income (loss) for the year	52.1	(66.2)	(178.7)%

n.m. = not meaningful.

Net Revenue

Net revenue for the year ended December 31, 2020 was R$519.2 million, an increase of R$58.1 million, or 12.6%, from R$461.1 million for the year ended December 31, 2019. This increase was attributable to an increase in net revenue from distance-learning undergraduate courses, which was partially offset by decreases in revenue from continuing education courses and on-campus undergraduate courses:

•	Revenue from distance-learning undergraduate courses. Revenue from distance-learning undergraduate courses for the year ended December 31, 2020 was R$423.0 million, an increase of R$86.7 million, or 25.8%, from R$336.3 million for the year ended December 31, 2019. This increase was primarily driven by the 31.4% increase in the number of students enrolled in our distance-learning undergraduate courses, from 195,613 enrolled students as of December 31, 2019 to 256,953 enrolled students as of December 31, 2020, as a result of the expansion and maturation of operational hubs.

•	Revenue from continuing education courses. Revenue from continuing education courses for the year ended December 31, 2020 was R$40.6 million, a decrease of R$6.5 million, or 13.8%, from R$47.1 million for the year ended December 31, 2019. The decrease in revenue from continuing education courses was due to a decrease in revenue from certain agreements to provide continuing education courses which we entered into with customers, including public authorities in the year ended December 31, 2019. Our gross revenue from these contracts decreased to R$2.7 million in the year ended December 31, 2020 from R$12.4 million in the year ended December 31, 2019, as a result of such courses not being given in the year ended December 31, 2020, mainly due to the reduction in public sector demand for lifelong specialization courses and to social distancing measures.

•	Revenue from on-campus undergraduate courses. Revenue from on-campus undergraduate courses for the year ended December 31, 2020 was R$55.6 million, a decrease of 28.4%, from R$77.6 million for the year ended December 31, 2019. This decrease was primarily attributable to a decrease of 32% in the number of students enrolled in our on-campus undergraduate education courses in the year ended December 31, 2020 compared to the year ended December 31, 2019, as a result of the ongoing shift to digital education as a whole, which we believe is due to the increased number and attractiveness of digital education undergraduate courses.

Cost of Services Rendered

Cost of services rendered for the year ended December 31, 2020 was R$221.5 million, an increase of 4.7%, from R$211.5 million for the year ended December 31, 2019. This increase was primarily attributable to the increase in the costs of services rendered in our distance-learning undergraduate courses segment due to the segment’s growth in the year ended December 31, 2020. On a relative basis, the 4.7% increase in cost of services rendered in the year ended December 31, 2020 was lower than the 12.6% increase in net revenue during the period. Accordingly, our gross margin (defined as gross profit divided by net revenue) increased from 54.1% in the year ended December 31, 2019 to 57.3% in the corresponding period of 2020, as a result of the increase in the scalability of our products and services.

Gross Profit

As a result of the foregoing, gross profit for the year ended December 31, 2020 was R$297.7 million, an increase of R$48.2 million, or 19.3%, from R$249.5 million for the year ended December 31, 2019.

Operating Expenses

Operating expenses for the year ended December 31, 2020 were R$236.8 million, a decrease of R$48.6 million, or 17.0%, from R$285.4 million for the year ended December 31, 2019. This decrease was attributable to the following:

Selling Expenses

Selling expenses for the year ended December 31, 2020 amounted to R$86.6 million, a decrease of R$14.3 million, or 14.2%, from R$100.9 million for the year ended December 31, 2019. This decrease was primarily attributable to (i) a decrease of R$21.6 million, or 86.9%, in depreciation and amortization expenses to R$3.3 million in the year ended December 31, 2020 compared to R$24.9 million in the year ended December 31, 2019, and (ii) a decrease in expenses incurred in relation to the impairment of non-current assets to zero in the year ended December 31, 2020 compared to R$7.6 million in the year ended December 31, 2019. This decrease was offset by a 23% increase in expenses with online advertising as a response the COVID-19 pandemic as a result of which most of our hubs, an important sales channel, were closed in the year ended December 31, 2020.

Despite the increase in expenses with online advertising, our customer acquisition cost in the distance-learning undergraduate segment decreased by 9.4% in the year ended December 31, 2020 to R$345 per new student compared to R$381 per new student in the year ended December 31, 2019, due to the growth in our distance-learning undergraduate segment in the year ended December 31, 2020, as we have usually incurred most of our selling expenses to attract new students for our distance-learning undergraduate segment.

Net Impairment Losses on Financial Assets

Net impairment losses on financial assets for the year ended December 31, 2020 were R$76.8 million, an increase of R$18.6 million, or 32.0%, from R$58.2 million for the year ended December 31, 2019. On a relative basis, the margin of net impairment losses on financial assets increased from 14.8% of net revenue in the year ended December 31, 2019 to 12.6% of net revenue in the year ended December 31, 2020. This increase was principally attributable to the increase in the proportion of freshmen (instead of seniors) in our distance-learning undergraduate courses, as freshmen have historically had a higher rate of default.

Net impairment losses on financial assets from distance-learning undergraduate courses

Net impairment losses on financial assets from distance-learning undergraduate courses for the year ended December 31, 2020 were R$61.3 million, an increase of R$17.6 million, or 40.3%, from R$43.7 million for the year ended December 31, 2019. The margin of net impairment losses on financial assets from distance-learning undergraduate courses increased from 13.0% of net revenues in the year ended December 31, 2019 to 14.5% of net revenue in the year ended December 31, 2020. This was a result of an increase in the proportion of freshmen (instead of seniors) in our distance-learning undergraduate courses, as freshmen have historically had a higher rate of default.

Net impairment losses on financial assets from continuing education courses

Net impairment losses on financial assets from continuing education courses for the year ended December 31, 2020 were R$5.9 million, an increase of R$1.9 million, or 47.5%, from R$4.0 million for the year ended December 31, 2019. The margin of net impairment losses on financial assets continuing education courses increased from 8.4% of net revenues in 2019 to 14.6% of net revenue in 2020, as a result of the change in the mix of businesses within this operational segment due to a reduction in the share of our business accounted for by agreements to provide continuing education courses to public entities and an increase in the share of our business accounted for by agreements with individuals, who have historically had a higher rate of default.

Net impairment losses on financial assets from on-campus undergraduate courses

Net impairment losses on financial assets from on-campus undergraduate courses for the year ended December 31, 2020 were R$9.7 million, a decrease of R$0.8 million, or 7.6%, from R$10.5 million for the year ended December 31, 2019, as a result of the decrease in the estimated credit losses of our trade receivables. Trade receivables decreased as a result of a decrease in our revenues and the number of student enrollments, which resulted in lower losses on outstanding receivables.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2020 were R$73.9 million, a decrease of R$51.4 million, or 41.0%, from R$125.3 million for the year ended December 31, 2019. This decrease was primarily attributable to one-time impairment charges of R$43.2 million for non-current assets in our on-campus education courses segment recorded in 2019.

Other Income (Expenses), Net

We recorded other income, net of R$0.5 million for the year ended December 31, 2020, compared to other expenses, net of R$0.9 million for the corresponding period in 2019. This variation was primarily attributable to gains of R$2.0 million due to rent concessions related to the crisis caused by the COVID-19 pandemic, and the alternatives in accounting treatment (practical expedient) introduced by the amendments made to IFRS 16 in May 2020, which was applied to all qualifying rent concessions.

Operating Profit (Loss)

As a result of the foregoing, we recorded operating profit of R$60.9 million for the year ended December 31, 2020, compared to operating loss of R$35.9 million for the year ended December 31, 2019.

Financial Results

Financial results for the year ended December 31, 2020 were an expense of R$27.9 million, a decrease of R$13.3 million, or 32.3%, from an expense of R$41.2 million for the year ended December 31, 2019. This decrease was primarily attributable to the increase in our financial income and partially offset by the increase in our financial expenses, as follows:

Financial Income

Financial income for the year ended December 31, 2020 was R$36.6 million, an increase of R$17.4 million, or 90.6%, from R$19.2 million for the year ended December 31, 2019. This increase was primarily attributable to a R$13.6 increase in gains on foreign exchange transactions arising from the effects of exchange rate variations on the proceeds of our initial public offering before they were transferred to Brazil.

Financial Expenses

Financial expenses for the year ended December 31, 2020 were R$64.4 million, an increase of R$4.0 million, or 6.6%, from R$60.4 million for the year ended December 31, 2019. This increase was primarily attributable to a R$6.2 million increase in interest on loans and financing to R$6.2 million in the year ended December 31, 2020 compared to zero in the year ended December 31, 2019, due to the R$150.0 million loan agreement we entered into on April 16, 2020. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Profit (Loss) before Taxes

As a result of the foregoing, we recorded profit before taxes for the year ended December 31, 2020 of R$33.1 million, compared to loss before taxes of R$77.1 million for the year ended December 31, 2019.

Income Taxes

Income taxes for the year ended December 31, 2020 were a credit of R$19.0 million, an increase of R$8.1 million, from a credit of R$10.9 million for the year ended December 31, 2019. This increase was primarily attributable to the following:

•	Current Income Taxes. Current income taxes expenses for the year ended December 31, 2020 were an expense of R$19.6 million, an increase of R$4.8 million, or 32.4%, from an expense of R$14.8 million for the year ended December 31, 2019. This increase was primarily attributable to higher taxable profits of R$33.1 million in the year ended December 31, 2020 compared to a loss before tax of R$77.1 million in the year ended December 31, 2019.

•	Deferred Income Taxes. Deferred income taxes for the year ended December 31, 2020 were a credit of R$38.6 million, an increase of R$12.9 million, or 50.2%, from a credit of R$25.7 million for the year ended December 31, 2019. This increase was primarily attributable to the recognition of deferred tax assets on tax loss carryforwards and temporary differences from prior years previously not recognized. We reviewed previously unrecognized tax losses and temporary differences, determining that it is now probable that taxable profits will be available against which the tax losses can be utilized and temporary differences will be realized.

Net Income (Loss) for the Year

As a result of the foregoing, we recorded a net income for the year ended December 31, 2020 of R$52.1 million, compared to a loss of R$66.2 million for the year ended December 31, 2019.

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following table sets forth our income statement data for the years ended December 31, 2019 and 2018:

	For the Years Ended December 31,
	2019	2018	Variation (%)
	(in R$ millions, except percentages)
Statement of Profit or Loss Data:
Net revenue	461.1	383.4	20.3%
Revenue from distance-learning undergraduate courses	336.3	259.6	29.5%
Revenue from continuing education courses	47.1	33.0	42.7%
Revenue from on-campus undergraduate courses	77.6	90.8	(14.5)%
Cost of services rendered	(211.5)	(184.2)	14.8%
Gross profit	249.5	199.3	25.2%

Selling expenses	(100.9)	(70.6)	42.9%
General and administrative expenses	(125.3)	(90.7)	38.1%
Net impairment losses on financial assets	(58.2)	(44.6)	30.5%
Net impairment losses on financial assets from distance-learning undergraduate courses	(43.7)	(31.9)	37.0%
Net impairment losses on financial assets from continuing education courses	(4.0)	(3.7)	8.1%
Net impairment losses on financial assets from on-campus undergraduate courses	(10.5)	(9.0)	16.7%
Other income (expenses), net	(0.9)	(1.0)	(10.0)%
Operating expenses	(285.4)	(206.9)	37.9%
Operating profit (loss)	(35.9)	(7.6)	372.4%

Financial income	19.2	22.0	(12.7)%
Financial expenses	(60.4)	(64.6)	(6.5)%
Financial results	(41.2)	(42.6)	(3.3)%
Loss before taxes	(77.1)	(50.2)	53.6%

Current income taxes	(14.8)	(10.6)	39.6%
Deferred income taxes	25.7	15.7	63.7%
Income taxes	10.9	5.0	118.0%
Loss for the year	(66.2)	(45.2)	46.5%

Net Revenue

Net revenue for the year ended December 31, 2019 was R$461.1 million, an increase of R$77.7 million, or 20.3%, from R$383.4 million for the year ended December 31, 2018. This increase was attributable to an increase in net revenue from distance-learning undergraduate courses and continuing education courses, which was offset by a decrease in revenue from on-campus undergraduate courses:

Revenue from Distance-Learning Undergraduate Courses

Revenue from distance-learning undergraduate courses for the year ended December 31, 2019 was R$336.3 million, an increase of R$76.7 million, or 29.5%, from R$259.6 million for the year ended December 31, 2018. This increase was primarily attributable to the 31.5% increase in the number of students enrolled in our distance-learning undergraduate courses, from 148,711 enrolled students in 2018 to 195,613 enrolled students in 2019, as a result of the increase in the number of operational hubs during the period, from 370 operational hubs in 2018 to 545 operational hubs in 2019, and the maturation of hubs.

Revenue from Continuing Education Courses

Revenue from continuing education courses for the year ended December 31, 2019 was R$47.1 million, an increase of R$14.1 million, or 42.7%, from R$33.0 million for the year ended December 31, 2018. This increase was primarily attributable to the 18.9% increase in number of students enrolled in our distance-learning graduate courses, from 30,227 enrolled students in 2018 to 35,952 enrolled students in 2019, as a result of the increase in the number of hubs offering distance learning graduate courses and the increase in the number of distance learning graduate courses offered.

Revenue from On-Campus Undergraduate Courses

Revenue from on-campus undergraduate courses for the year ended December 31, 2019 was R$77.6 million, a decrease of R$13.2 million, or 14.5%, from R$90.8 million for the year ended December 31, 2018. This decrease was primarily attributable to the decrease in number of enrolled students, as a result of the increased penetration of distance learning course alternatives.

Cost of Services Rendered

Cost of services rendered for the year ended December 31, 2019 was R$211.5 million, an increase of R$27.3 million, or 14.8%, from R$184.2 million for the year ended December 31, 2018. This increase was primarily attributable to the increase of our enrolled student base. On a relative basis, the 14.8% increase in cost of services in 2019 was lower than the 20.3% increase in net revenue during the period. Accordingly, our gross margin (defined as gross profit divided by net revenue) increased from 52.0% in 2018 to 54.1% to 2019, as a result of cost-saving initiatives, particularly the cost restructuring of the academic delivery process by our on-site tutors and employee dismissals in connection with organizational and academic restructurings.

Gross Profit

As a result of the foregoing, gross profit for the year ended December 31, 2019 was R$249.5 million, an increase of R$50.2 million, or 25.2%, from R$199.3 million for the year ended December 31, 2018.

Operating Expenses

Operating expenses for the year ended December 31, 2019 was R$285.4 million, an increase of R$78.5 million, or 37.9%, from R$206.9 million for the year ended December 31, 2018. This increase was attributable to the following:

Selling Expenses

Selling expenses for the year ended December 31, 2019 amounted to R$100.9 million, an increase of R$30.3 million, or 42.9%, from R$70.6 million for the year ended December 31, 2018. This increase was primarily attributable to higher marketing expenses, which increased by R$17.4 million (mainly comprised by R$14.2 million in on-line advertisements, R$1.3 million in advertisements broadcast on open television and R$1.1 million in agency fees). This increase was a result of the anticipation to December 2019 of marketing expenses (mainly digital marketing) that are typically incurred in January of each year in order to preempt the actions of our competitors and maximize the efficiency of our intake process. Additionally in 2019, there was an increase in the impairment totaling R$7.6 million relating to customer relationships in on-campus undergraduate courses segment. There was also an increase in payroll totaling R$5.2 million, attributable to the increase in the employee headcount in our hubs as a result of the increase in the number of enrolled students and the insourcing of certain services we historically outsourced.

Net Impairment Losses on Financial Assets

Net impairment losses on financial assets for the year ended December 31, 2019 was R$58.2 million, an increase of R$13.6 million, or 30.5%, from R$44.6 million for the year ended December 31, 2018. On a relative basis, the margin of net impairment losses on financial assets increased from 11.6% of net revenues in 2018 to 12.6% of net revenue in 2019. This increase was attributable to an increase in net impairment losses from distance-learning undergraduate courses, continuing education courses and on-campus undergraduate courses:

Net Impairment Losses on Financial Assets from Distance-Learning Undergraduate Courses

Net impairment losses on financial assets from distance-learning undergraduate courses for the year ended December 31, 2019 was R$43.7 million, an increase of R$11.8 million, or 37.0%, from R$31.9 million for the year ended December 31, 2018, as a result of the increase in the estimated credit losses of our trade receivables. Trade receivables increased year-over-year as a result of an increase in our revenues and the number of student enrollments, which led to higher losses on outstanding receivables.

Net Impairment Losses on Financial Assets from Continuing Education Courses

Net impairment losses on financial assets from continuing education courses for the year ended December 31, 2019 was R$4.0 million, an increase of R$0.3 million, or 8.1%, from R$3.7 million for the year ended December 31, 2018, as a result of the increase in the estimated credit losses of our trade receivables. Trade receivables increased year-over-year as a result of an increase in our revenues and the number of student enrollments, which led to higher losses on outstanding receivables.

Net Impairment Losses on Financial Assets from On-Campus Undergraduate Courses

Net impairment losses on financial assets from on-campus undergraduate courses for the year ended December 31, 2019 was R$10.5 million, an increase of R$1.5 million, or 16.7%, from R$9.0 million for the year ended December 31, 2018. This increase was primarily attributable to certain receivables related to a student financing program that was discontinued in 2016 and which were also written-off.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2019 was R$125.3 million, an increase of R$34.6 million, or 38.1%, from R$90.7 million for the year ended December 31, 2018. This increase was primarily attributable to: (i) the expense with our share option plan, which amounted to R$26.4 million for the year ended December 31, 2019 and R$7.5 million for the year ended December 31, 2018, representing an increase of R$18.9 million, upon vesting of options granted; (ii) the recognition of impairment losses of R$43.2 million and R$33.4 million in the years ended December 31, 2019 and 2018, respectively, representing an increase of R$9.8 million, which relates to the on-campus undergraduate courses segment, and is mainly due to decrease in the average monthly tuition fee per student recorded in 2019 and an increase in the number of students that are migrating to distance learning courses, which is also in line with changes in our strategy to focus on distance learning and recent decision by our management to dispose of on-campus units with lower performance; and (iii) personnel expenses, which amounted to R$22.6 million for the year ended December 31, 2019 and R$17.2 million for the year ended December 31, 2018, representing an increase of R$5.4 million, as a result of the relocation of our headquarters to the city of Florianopolis in the state of Santa Catarina, and the increase in our employee headcount.

Other Income (Expenses), Net

Other income (expenses), net for the year ended December 31, 2019 was R$0.9 million, a decrease of R$0.1 million, or 10.0%, from R$1.0 million for the year ended December 31, 2018. This decrease was primarily attributable to a R$0.1 million decrease in contractual indemnity payments during the period.

Operating Loss

As a result of the foregoing, operating loss increased 372.4%, or R$28.3 million, to R$35.9 million for the year ended December 31, 2019 from R$7.6 million for the year ended December 31, 2018.

Financial Results

Financial results for the year ended December 31, 2019 was an expense of R$41.2 million, a decrease of R$1.4 million, or 3.3%, from an expense of R$42.6 million for the year ended December 31, 2018. This decrease was primarily attributable to the decrease in both our financial expense and financial income, as follows:

•	Financial income. Financial income for the year ended December 31, 2019 was R$19.2 million, a decrease of R$2.8 million, or 12.7%, from R$22.0 million for the year ended December 31, 2018. This decrease was primarily attributable to a R$1.9 million decrease in financial investment yield during the period primarily as a result of the reduction in the rates of return on investments.

•	Financial expenses. Financial expenses for the year ended December 31, 2019 was R$60.4 million, a decrease of R$4.2 million, or 6.5%, from R$64.6 million for the year ended December 31, 2018. This decrease was primarily attributable to a reduction in our indebtedness.

Loss before Taxes

As a result of the foregoing, loss before taxes for the year ended December 31, 2019 was R$77.1 million, an increase of R$26.9 million, or 53.6%, from R$50.2 million for the year ended December 31, 2018.

Income Taxes

Income taxes for the year ended December 31, 2019 was a credit of R$10.9 million, an increase of R$5.9 million, or 118.0%, from a credit of R$5.0 million for the year ended December 31, 2018. This increase was primarily attributable to the following:

•	Current income taxes. Current income taxes for the year ended December 31, 2019 was an expense of R$14.8 million, an increase of R$4.2 million, or 39.6%, from an expense of R$10.6 million for the year ended December 31, 2018. This increase was primarily attributable the increase of the taxable profit, due to the significant increase in the earnings from our continuing education courses segment (which does not benefit from any tax benefits), as a result of the increase in number of enrolled students and hubs during the period.

•	Deferred income taxes. Deferred income taxes for the year ended December 31, 2019 was a credit of R$25.7 million, an increase of R$10.0 million, or 63.7%, from a credit of R$15.7 million for the year ended December 31, 2018. This decrease was primarily attributable to the reduction on temporary differences mainly as a result of the amortization of intangible assets on business combinations.

Loss for the Year

As a result of the foregoing, loss for the year ended December 31, 2019 was R$66.2 million, an increase of R$21.0 million, from a loss of R$45.2 million for the year ended December 31, 2018.

B.	Liquidity and Capital Resources

Cash Flows

As of December 31, 2020 and 2019, we had R$601.1 million and R$74.8 million in cash and cash equivalents and financial investments, respectively. We believe that our current available cash and cash equivalents and short-term investments and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table shows the generation and use of cash in the year ended December 31, 2020 and 2019.

	For the Year Ended December 31,
	2020	2019
	(in R$ millions)
Cash Flow Data
Cash flows provided by operating activities	75.9	56.0
Cash flows used in investing activities	(610.3)	(49.5)
Cash flows provided by (used in) financing activities	617.9	(6.5)

Operating Activities

Our net cash flows from operating activities increased by 35.5% from R$56.0 million in the year ended December 31, 2019 to R$75.9 million in the year ended December 31, 2020, as a result of the following variations. Our profit (loss) before taxes increased to R$33.0 million in the year ended December 31, 2020 from a loss of R$77.1 million in the year ended December 31, 2019. The adjustments to reconcile income before taxes to cash provided by operating activities decreased from R$267.7 million in the year ended December 31, 2019 to R$173.0 million in the year ended December 31, 2020, as a result of R$51.0 million and R$14.6 million decreases in impairment of non-current assets and share-based compensation plan, respectively, during the periods compared.

Changes in our operating assets and liabilities were principally affected by (i) a R$79.5 million increase in trade receivables in the year ended December 31, 2020 compared to a R$80.0 million increase in trade receivables in the year ended December 31, 2019, primarily as a result of the increase in enrolled students and the expansion of our operations; and (ii) a R$1.3 million increase in trade payables in the year ended December 31, 2020 compared to a R$13.9 million increase in trade payables in the year ended December 31, 2019 as a result of the decrease in expenses in the fourth quarter of 2020 compared to the fourth quarter of 2019.

Investing Activities

Our net cash flows used in investing activities increased by 9,406.2%, from R$6.5 million in the year ended December 31, 2019 to R$617.9 million in the year ended December 31, 2020, primarily due to R$436.6 million in proceeds from acquisition of short-term investments due to an increase in cash following our receipt of the proceeds from our initial public offering. In addition, we recorded payments for the acquisition of interests in subsidiaries of R$117.2 million in the year ended December 31, 2020, an increase of R$9.2 million, or 8.5%, compared to R$108.0 million in the year ended December 31, 2019.

Financing Activities

We recorded net cash used in financing activities of R$6.5 million in the year ended December 31, 2019 compared to net cash generated in financing activities of R$617.9 million in the year ended December 31, 2020, primarily due to an inflow of R$474.0 million in proceeds from our initial public offering, net of issuance costs, in September 2020 and R$150.0 million in proceeds we received in connection with the loan agreement we entered into on April 16, 2020.

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following table shows the generation and use of cash in the years ended December 31, 2019 and 2018.

	For the Year Ended December 31,
	2019	2018
	(in R$ millions)
Cash Flow Data
Cash flows provided by operating activities	56.0	50.2
Cash flows used in investing activities	(49.5)	(158.8)
Cash flows provided by (used in) financing activities	(6.5)	108.7

Operating Activities

Our net cash flows from operating activities increased by 11.6% from R$50.2 million in 2018 to R$56.0 million in 2019, as a result of the following variations. Our loss before taxes increased to R$77.1 million in 2019 from R$50.2 million in 2018. The adjustments to reconcile income before taxes to cash provided by operating activities increased from R$212.4 million in 2018 to R$267.7 million in 2019, as a result of the impairment of fair value adjustment on intangibles related to business combinations and an increase of R$18.9 million in share-based compensation. Changes in our operating assets and liabilities were principally affected by: (1) a R$80.0 million increase in trade receivables in 2019 compared to a R$70.9 million increase in trade receivables in 2018, primarily as a result of the increase of enrolled students and the expansion of our operations in cities with lower credit quality; and (2) a R$13.9 million increase in trade payables in 2019 compared to a R$0.9 million increase in trade payable in 2018 as a result of the anticipation of marketing expenses to December 2019 from the originally scheduled early 2020.

Investing Activities

Our net cash flows used in investing activities decreased by 68.8%, from R$158.8 million in 2018 to R$49.5 million in 2019, primarily due to our recording proceeds from short-term investments, net of R$103.0 million in 2019 compared to acquisitions of short-term investments, net of R$7.0 million in 2018 and a R$9.3 million decrease in payments for the acquisition of interests in subsidiaries during the years compared. In addition, we recorded increases of R$5.3 million and R$4.5 million in purchases of property and equipment and purchases and capitalization of intangible assets, as further described below in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

Financing Activities

We recorded net cash from financing activities of R$108.7 million in 2018 compared to net cash used in financing activities of R$6.5 million in 2019, primarily due to capital contributions of R$112.5 million in 2018 which exceeded the capital contributions in 2019 which amounted to R$1.9 million. For further information, see note 20 to our audited consolidated financial statements included elsewhere in this annual report.

Indebtedness

As of December 31, 2020 and December 31, 2019, our total consolidated indebtedness was R$576.0 million and R$482.7 million, respectively, of which R$151.8 million and zero, respectively, consist of a loan agreement with Banco Santander (Brasil) S.A., R$379.5 million and R$274.9 million, respectively, are accounts payable from the acquisition of subsidiaries, and R$149.4 million and R$103.2 million, respectively, are lease liabilities.

We completed the acquisitions of our subsidiaries in 2016 and 2017. The remaining purchase price is payable annually through 2022 (bearing interest at its original effective interest rate and as further adjusted by IPCA inflation rate). The subsidiaries, all of which we acquired from the Kroton group, are: Sociedade Educacional Leonardo da Vinci S/S Ltda., Sociedade Educacional do Vale do Itapocu S.S. Ltda., FAIR and FAC /FAMAT.

On April 16, 2020, we entered into a loan agreement with Banco Santander (Brasil) S.A. for R$150.0 million. The loan agreement matures on October 18, 2021. Interest accrues at the CDI rate plus 3.6% and is payable in five quarterly installments starting on July 16, 2020, whereas principal is repayable upon maturity. The loan agreement does not contain financial covenants and does not require guarantees. As of December 31, 2020, the amount outstanding under this loan agreement was R$151.8 million. Upon the outbreak of COVID-19 pandemic in late March 2020 and the then existing higher uncertainties related to the economic scenario, our management considered the benefit of favorable terms of the proposed financing and conservatively opted for a liquidity cushion by entering into the loan agreement to safeguard any possible liquidity need for the settlement of the next outstanding installment of our accounts payable from acquisition of subsidiaries in the approximate amount of R$140 million due in December 2020. Despite the COVID-19 pandemic and the loan agreement, there was no significant change to our liquidity risk and the way we manage it. Considering our current capability of generating cash in our operations, we do not foresee an issue in making the quarterly interest installment and principal payments from this new indebtedness, as well as in settling the remaining installments due on the accounts payable from acquisition of subsidiaries in 2021 and 2022.

For further information about our indebtedness, see notes 13, 16 and 18 to our audited consolidated financial statements included elsewhere in this annual report.

Capital Expenditures

In the year ended December 31, 2020 and the years ended December 31, 2019 and 2018, we made capital expenditures of R$56.5 million, R$44.7 million and R$35.0 million, respectively. These capital expenditures mainly include expenditures related to the purchase of property and equipment and the purchase and capitalization of intangible assets.

Our capital expenditures in the year ended December 31, 2020 totaled R$21.1 million for internal project development, R$9.8 million for software acquisitions, R$8.9 million for improvements in leased properties, R$7.3 million for furniture, equipment and facilities, R$5.5 million for refurbishments related to the accessibility and modernization of certain of our facilities and R$3.9 million for IT equipment.

Our capital expenditures in 2019 totaled R$12.8 million for internal project development, R$9.5 million for furniture, equipment and facilities, R$9.0 million for refurbishments related to the accessibility and modernization of certain of our facilities, R$5.3 million for IT equipment, R$4.6 million for improvements in leased properties and R$3.4 million for software acquisitions.

Our capital expenditures in 2018 totaled R$10.2 million for internal project development, R$8.8 million for furniture, equipment and facilities, R$8.3 million for refurbishments related to the accessibility and modernization of certain of our facilities, R$3.9 million for IT equipment, R$2.2 million for improvements in leased properties and R$1.6 million for software acquisitions.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—D. Property, plant and equipment—Intellectual Property.”

D.	Trend Information

The following discussion is based largely upon our current expectations about future events and trends affecting our business. Actual results for the industries in which we operate and our performance could differ substantially. For further information related to our forward-looking statements, see “Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—3D. Risk Factors.”

Impact of COVID-19 on our Business

 We expect that our business will continue to be affected by the COVID-19 pandemic and governmental responses to it, including by their respective impacts on our employees, contractors, suppliers, students, hub partners and other business partners and third parties with whom we interact, as well as on Brazilian and global economic conditions. See also “Item 3. Key Information–D. Risk Factors—Certain Risks Relating to Our Business and Industry—The COVID-19 outbreak may cause an adverse effect in our operations, including the partial closure of our business. The extension of the COVID-19 pandemic, the perception of its effects, or the way in which such pandemic will impact our business, either on a microeconomic or on a macroeconomic level, are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow,” “Item 4. Information on the Company—A. History and Development of the Company—Recent Events—COVID-19 Pandemic” and “Item 5. Operating and Financial Review and Prospects—Impact of COVID-19.”

Other Trends Affecting our Business

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	Developments with respect to the COVID-19 pandemic in Brazil and globally (see “Item 3. Key Information–D. Risk Factors—Certain Risks Relating to Our Business and Industry—The COVID-19 outbreak may cause an adverse effect in our operations, including the partial closure of our business. The extension of the COVID-19 pandemic, the perception of its effects, or the way in which such pandemic will impact our business, either on a microeconomic or on a macroeconomic level, are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow,” “Item 4. Information on the Company—A. History and Development of the Company—Recent Events—COVID-19 Pandemic” and Item 5. Operating and Financial Review and Prospects—Impact of COVID-19)

•	The ongoing economic and political crisis in Brazil may adversely affect the performance of the Brazilian economy;

•	Developments and the perception of risk in other countries may adversely affect the Brazilian economy;

•	Potential inflation increases that could cause an increase in interest rates and lower economic growth;

•	Continued market volatility and instability that could affect our revenues;

•	Restrictive regulations or government intervention;

•	Decreased liquidity in domestic and international capital markets;

•	Tax policies that could decrease our profitability; and

•	Currency fluctuation and exchange rate controls that could have an adverse impact on international investor.

For more information, see “Item 3. Key Information—D. Risk Factors” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

E.	Off-Balance Sheet Arrangements

As of December 31, 2020 and 2019, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2020:

	Payments Due By Period as of December 31, 2020
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in R$ thousands)
Trade payables	32.2	—	—	—	32.2
Loans and financing	151.8	—	—	—	151.8
Lease liabilities	24.7	48.2	46.2	124.1	243.2
Other leases(1)	2.9	1.5	1.1	0.4	5.9
Prepayments from customers	9.7	—	—	—	9.7
Accounts payable from acquisition of subsidiaries	139.5	139.5	—	—	279.0
Share-based compensation	—	—	51.2	36.9	88.1
Total	360.8	189.2	98.5	161.4	809.9

(1)	Refers to commitments from lease agreements that fall into the exemptions of short-term leases and low-value assets and therefore not recognized in lease liabilities.

G.	Safe Harbor

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

We are managed by our board of directors and by our senior management, pursuant to our memorandum and articles of association, or our Articles of Association, and the Companies Act.

Board of Directors

As of the date of this annual report, our board of directors is composed of six members. Within one year of the date of this annual report, the size of our board of directors is expected to increase to seven members. Each director is appointed for a two-year term, unless they resign, are removed or their office is vacated earlier, provided, however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed).

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Bruno Augusto Sacchi Zaremba	46	Chairman
Edson Gustavo Georgette Peli	39	Director(1)
Fernando Cezar Dantas Porfírio Borges	51	Director
Lywal Salles Filho	74	Director
Rivadávia Correa Drummond de Alvarenga Neto	52	Independent Director(1)
Claudia Jordão Ribeiro Pagnano	53	Independent Director(1)

(1)	Member of our Audit Committee.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, SC, 88032-005, Brazil.

Bruno Augusto Sacchi Zaremba is the chairman of our board of directors, a position he has held since September 2, 2020. Mr. Zaremba has previously served on the board of directors of Vitru Brasil, a position he has held since October 2015, as well as on the boards of directors of BK Brasil Operação e Assessoria a Restaurantes S.A. (the owner and operator of Burger King and affiliated brands in Brazil), Cecrisa S.A. and PDG and, in addition to our company, currently serves on the boards of directors of: Austral Holding S.A.; Oceana Offshore S.A. (holding company of the CBO Group); Lojas Le Biscuit S.A.; Domino’s Pizza Brasil, Grupo CURA, Vero Internet and ABVCAP, the Brazilian Private Equity and Venture Capital association. Mr. Zaremba is also head of Vinci Partners’ private equity team and member of the Executive Committee of such company. He joined Vinci Partners in 2009 as a partner, and since the beginning has been fully involved with private equity strategy. Prior to joining Vinci Partners, Mr. Zaremba, worked at UBS Pactual Gestora de Investimentos Alternativos Ltda. between 2006 and 2009, where he had substantial involvement with private equity. Prior to his time with UBS Pactual Gestora de Investimentos Alternativos Ltda., Mr. Zaremba worked as a sell side equity research analyst at Banco Pactual, leading research for banks, beverages, retail, food and tobacco from 1996 to 2001, when he became a partner, and was assigned to lead Banco Pactual’s proprietary equity and debt investments in the United States. Mr. Zaremba holds an economics degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro, is a certified Chartered Financial Analyst and completed the OPM 50 program at the Harvard Business School.

Edson Gustavo Georgette Peli is a member of our board of directors, a position he has held since September 2, 2020. Mr. Peli has previously served on the board of directors of Vitru Brasil, a position he has held since October 2015. In addition to our company, Mr. Peli currently serves on the boards of directors of Ri Happy Brinquedos S.A. Mr. Peli is also currently a Managing Director at Carlyle, based in São Paulo, Brazil, focusing on buyout investment opportunities primarily in Brazil and other selected South American countries. Mr. Peli joined Carlyle in 2008 and since then has been involved in investing and managing over U.S.$1.5 billion in equity investments in the healthcare, consumer and retail, and education sectors. Prior to joining Carlyle, Mr. Peli worked in investment banking at Credit Suisse Brasil S.A., or Credit Suisse Brazil, from December 2004 to January 2008, where he was involved in mergers and acquisitions and capital markets, having participated in over 30 completed transactions across several sectors. Prior to his time at Credit Suisse Brazil, Mr. Peli worked in credit risk at Banco Citibank S.A., or Citi Brazil, from February 2004 to December 2004. Mr. Peli holds a bachelor of science degree in Business Administration from Escola de Administração de Empresas de São Paulo from Fundação Getulio Vargas with a specialization program in Corporate Finance and Capital Markets at the University of Texas at Austin.

Fernando Cezar Dantas Porfírio Borges is a member of our board of directors, a position he has held since September 2, 2020. Mr. Porfírio has previously served on the board of directors of Vitru Brasil, a position he has held since October 2015. In addition to our company, Mr. Borges currently serves on the boards of directors of Ri-Happy Brinquedos S.A., Estok Comércio e Participações Ltda., or Tok & Stok, Tempo Participações S.A. and Grupo Madero and is Vice-Chairman of the board of directors of the Brazilian Association of Private Equity & Venture Capital, or ABVCAP, a member of the board of EMPEA—Emerging Market Private Equity Association and of LAVCA – Latin American Private Equity & Venture Capital Association. Mr. Borges is also a managing Director and head of the Carlyle’s South American buyout group focused on private equity investment opportunities in South America. He joined Carlyle in 2007 and has been involved in Carlyle’s investments in portfolio companies in Brazil. Prior to joining Carlyle, Mr. Borges was a managing director at AIG Capital Partners and chief executive officer of AIG Capital Investments do Brasil, being responsible for managing AIG’s private equity activities in Brazil. Prior to his time at the AIG Capital Group, Mr. Borges was a director of Bozano, Simonsen’s private equity division, where he was responsible for managing a private equity fund sponsored by Bozano, Simonsen Group and Advent International. Cumulatively, Mr. Borges has 18 years of private equity experience in Brazil, having participated in more than 20 transactions in the region. Mr. Borges holds a graduate degree from the Bologna Center of the School of Advanced International Studies of Johns Hopkins University and a bachelor of the arts degree in international relations from Universidade de Brasilia.

Lywal Salles Filho is a member of the board of directors a position he has held since September 2, 2020, and of the strategic committee of Vinci Partners. Mr. Salles Filho has previously served on the board of directors of Vitru Brasil, a position he has held since October 2015. He is also one of the directors of ANBIMA and sits on the board of Cecrisa S.A. Between 2010 and 2013, he was Chairman and CEO of UBS AG for Brazil. Prior to that, he was Senior Managing Director of Itaú Unibanco S.A. in charge of its domestic and international Private Bank businesses and led the investment product committee of the Capital Market Sector. He was also the Chairman of the board of Banco Itaú International and of Itaú Securities in the U.S., and CEO of banco Itaú (Suisse) in Zurich. Mr. Lywal held also several senior positions at Citibank N.A., in the US and in Brazil including being the Latin America Regional CEO of the Affluent Client Segment. Previously, he spent 15 years at The Chase Manhattan Bank N.A in Hong Kong, the U.S. and in Latin America. He has a B.S. in economics and a Postgraduate certificate in Economics Engineering, both from UFRJ, the Federal University of Rio de Janeiro. He also has a M.S. degree in Administration from Syracuse University, New York.

Rivadávia Correa Drummond de Alvarenga Neto is an independent member of our board of directors, a position he has held since September 2, 2020. Dr. Drummond is Clinical Assistant Professor at the W. P. Carey School of Business at Arizona State University, Faculty Lead for Arizona State University’s new M.S. degree in Innovation & Venture Development. Prior to joining the W. P. Carey School of Business at Arizona State University, Dr. Drummond was an original partner and board member of the Anima Educational Group Brazil, he was a Visiting Associate Professor at the Hong Kong Polytechnic University and The University of Hong Kong, Hong Kong, SAR, China. Dr. Drummond is also founding partner and Executive Director of Rivadavia & Associates. Dr. Drummond was a post-doctoral fellow and visiting scholar at the University of Toronto, Canada, in 2009, holds (1) a PhD in Information Studies, I-School from the Federal University of Minas Gerais (UFMG), in which he had his PhD Dissertation nominated for the award “Best Brazilian Dissertation in the field,” (2) a MSc in Information Studies, I-School, from the Federal University of Minas Gerais (UFMG), (3) an MBA in International Business, from the Catholic University of Minas Gerais and (4) a bachelor’s degree in Business from the Federal University of Minas Gerais.

Claudia Pagnano is an independent member of our board of directors, a position she has held since September 2, 2020. Ms. Pagnano has been an independent member of the board of directors of Condor S.A. from 2017 to 2020, as well as the Chairperson of its Strategy and Market Committee. She is also an advisor to Excellence Ltda. where she focuses on the personal care and beauty segment. In addition, Ms. Pagnano acts as an independent pro bono advisor to Inventação, an education-focused start up, and to Vioo, a digital platform designed to help students connect with U.S. and European universities. Ms. Pagnano is also one of the nine founders of WCD (Women Corporate Directors), Brazil chapter, a non-profit foundation that aims to increase the participation of women in positions of boards of directors. Prior to that, she was Chief Executive Officer at Abrakidabra, Chief Commercial Officer at Gol Linhas Aéreas, Managing Director of the Brazilian Division of Brazil Foods-BRF, Chief Marketing Officer and Private Label Vice-President of Grupo Pão de Açucar, Chief Marketing Officer at BankBoston and Unibanco, Consumer Films Business Director for Brazil and Latin America at Eastman Kodak Company and Marketing Category Director at Colgate Palmolive. Ms. Pagnano has a bachelor’s degree in Communication and Marketing from Escola Superior de Propaganda e Marketing, has completed an extension course in Finance at Fundação Getúlio Vargas (FGV) and has also received a certificate in Digital Transformation & Innovation from the University of California, Berkeley. In addition, Ms. Pagnano has been certified as an independent director by the Brazilian Institute of Corporate Governance since 2018, in addition to having completed a degree in Corporate Governance and Capital Markets from BI International School in São Paulo in 2014. She also participated in the second class of the Women’s Mentoring program of the Brazilian Institute of Corporate Governance in 2018.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Pedro Jorge Guterres Quintans Graça, our chief executive officer, with broad experience in the education industry. Our executive officers were appointed by our board of directors for a two-year term until September 2022.

The following table lists our current executive officers:

Name	Age	Position
Pedro Jorge Guterres Quintans Graça	53	Chief Executive Officer
Carlos Henrique Boquimpani de Freitas	44	Chief Financial Officer
Ana Paula Rodrigues	46	People and Management and Services Officer
Luiz Gonzaga Victor Foureaux Neto	42	Marketing and Innovation Officer

Unless otherwise indicated, the current business addresses for our executive officers is Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, SC, 88032-005, Brazil.

Pedro Jorge Guterres Quintans Graça is our chief executive officer, a position he has held since September 2, 2020. Mr. Graça has been the chief executive officer of the companies of our group since April 2016. Prior to becoming our chief executive officer, Mr. Graça held various managerial positions at YDUQS Participações S.A., or YDUQS, from November 2007 to March 2016, including distance learning director and market director. He began his career as an entrepreneur, as a partner and owner of Sistema Energia de Ensino (focused on teaching K-12) from May 1995 to December 2003 and ENAD – Ensino a Distância, from January 2004 to October 2007. He was also a pioneer in the distance education market in Brazil and founded a satellite content transmission company. Cumulatively, Mr. Graça has over 24 years of experience in the education industry. Mr. Graça holds a bachelor’s degree in systems analysis from Universidade Presbiteriana Mackenzie and completed a specialization course in business at Fundação Getúlio Vargas (FGV).

Carlos Henrique Boquimpani de Freitas is our Chief Financial Officer, a position he has held since September 2, 2020. Mr. Freitas has been the chief financial officer of the companies of our group since March 2019. Prior to joining our company, Mr. Freitas began his career in the Mergers and Acquisitions department of Banco Brascan (part of the Brookfield Group) in Rio de Janeiro from May 1997 to June 2000. In 2000, he joined the French group ENGIE, which operates in the electricity, gas and services sectors where he worked from June 2000 to March 2019. At ENGIE he held various positions, such as Senior Strategy and Portfolio Manager at ENGIE Latin America from January 2008 to January 2009; Head of Finance, Treasury and Insurance at ENGIE Brasil Energia (formerly Tractebel Energia, a company listed in Brazil with a market capitalization exceeding U.S.$10 billion) from February 2009 to January 2013; and Chief Financial and Investor Relations Officer and Head of Human Resources at ECL, a listed company in Chile, from February 2013 to December 2016. Most recently, he was the Chief Financial and Investor Relations Officer of ENGIE Brasil Energia from January 2017 to March 2019. Mr. Freitas has a bachelor’s degree in Production Engineering from Universidade Federal do Rio de Janeiro and an MBA from INSEAD, France.

Ana Paula Rodrigues is our People and Management and Services Officer, a position she has held since September 2, 2020. Ms. Rodrigues has been the head of human resources and services of the companies of our group since July 2018. Prior to that, she worked at YDUQS from April 1999 to July 2018, including 15 years in leadership positions. During her last two years at YDUQS, she was in charge of the shared services center and the information technology department, which provided services to over 90 campuses throughout Brazil. She also worked in several other departments, including the Student Relations Department. She participated in the creation of the management excellence program and the implementation of the quality control system at YDUQS. She was also the Chief Operations Officer of the distance learning department and in charge of student relations, in which capacity she focused on reducing drop-out rates. She was also responsible for the integration of the largest private educational institution launched by YDUQS. Ms. Rodrigues has an MBA in Strategic Management and a bachelor’s degree in Information Technology from Universidade Estácio de Sá.

Luiz Gonzaga Victor Foureaux Neto is our Marketing and Innovation Officer, a position he has held since September 2, 2020. Mr. Foureaux has been the Chief Marketing Officer of the companies of our group since June 2016. Prior to that, Mr. Foureaux held leadership positions at Ânima Educação from October 2005 to May 2016, including acting as marketing and communication officer at Ânima Educação from January 2012 to May 2016. Mr. Foureaux has over 18 years of experience in sales, customer relations and marketing planning, and has also worked in the telecommunications sectors (at TIM Brasil, from August 1999 to October 2005) and in the post-secondary education sector. Mr. Foureaux holds a bachelor’s degree in Business Administration from the Pontifícia Universidade Católica de Minas Gerais and an MBA in Marketing from the Fundação Dom Cabral.

Directors’ and Officers’ Insurance

As of December 31, 2020, we contracted civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Our Relationship with our Directors, Executive Officer and Members of Senior Management

There are no family relationships between any of our directors, executive officers and members of our senior management.

B.	Compensation

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. Our executive officers, directors and management receive fixed and variable compensation. They also receive benefits in line with market practice in Brazil. The fixed component of their compensation is set on market terms and adjusted annually.

The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses or paid to executive officers and members of our management based on previously agreed targets for the business. Shares (or the cash equivalent) are awarded under our share options long term incentive program, as discussed below.

For the fiscal years ended December 31, 2020, 2019 and 2018, our directors and executive officers received total compensation in an amount of R$21.5 million, R$34.1 million and R$15.9 million, respectively.

Employment Agreements

We have entered into employment agreements with each of our executive officers. The employment agreements generally follow the requirements prescribed by Brazilian labor laws. Each of these employment agreements provides that our executive officers are employed for an indefinite period of time. Upon a termination of service by the Company, each executive officer is entitled under his or her employment agreement to notice as required under Brazilian law. The employment agreements include certain restrictive covenants, including non-disclosure provisions.

None of our directors have entered into service agreements with the Company.

Long-Term Incentive Plan

We have share option plans in place as described below. See also notes 3(g) and 22 to our audited consolidated financial statements included elsewhere in this annual report.

First Share Option Plan

Certain members of our management participate in the first share option plan of Vitru Brasil, which was approved on June 8, 2017 and migrated to Vitru Limited on September, 2020. The first share option plan is administered and managed by our board of directors and the share option plan management committee. As of December 31, 2020, we have four separate programs to grant rights in place under the first share option plan (approved on June 23, 2017 with respect to the first, July 31, 2018 with respect to the second, and August 30, 2019 with respect to the third and fourth programs).

Each share option grants its holder the right to purchase one share issued by us, under the terms and conditions set forth in the corresponding plan. Options are not entitled to dividends on the underlying shares.

Rights under each of programs vest in five installments of 20%, starting and expiring as provided for in each specific program. If a beneficiary is dismissed by us, resigns or retires, the portion of his or her rights under the share option plan that has vested at that date will be satisfied, but the non-vested portion will be cancelled. If a beneficiary dies or becomes permanently incapacitated, the portion of his or her rights under the share option plan that has vested at that date will be satisfied, and 50% of the non-vested portion will be cancelled. If a beneficiary is terminated for cause, all of his or her rights under the share option plan will be cancelled. Furthermore, beneficiaries have the right to turn all their vested options into shares by paying in cash the option exercise price set forth in the applicable program. The difference between the stipulated price in the program and the fair value of the share at the measurement date is recorded as equity. Upon the occurrence of a transfer of control, all options would become fully vested and may be fully or partially exercised by the beneficiaries. Upon the occurrence of a secondary public offering of our common shares, all options would become fully vested but the number of shares that may be sold by the beneficiaries would be proportional to the quantity of shares sold by the controlling shareholders. In addition, participants have the right to require us to acquire all the common shares held by them to be held in treasury or for cancellation, upon payment, in cash, of the put option exercise price, for a given period as from the last vesting date, provided that no exit event has occurred up to the end of said period. When all conditions applicable to the buyback of shares provided for in applicable laws and/or regulations are met, we will pay the participant the price equivalent to a certain multiple of our EBITDA less Net Debt, as set forth in each program, to be recorded as a liability.

All unvested share options under the second, third and fourth programs automatically vested upon the consummation of the September 2020 initial public offering. Unvested options under the first program did not vest as a result of the initial public offering. In addition, any common shares acquired by the beneficiaries of the share option plan as a result of the exercise of their options were subject to a lock-up for a period of one year from the exercise date. This diluted by approximately 3.0%, the interest in our issued share capital of holders of our common shares prior to the migration of the plan.

The first share option plan provides for the granting of up to 25,471,110 common share options with no par value (before the issuance of new common shares to our Controlling Shareholders in a one-to-31 exchange for the shares of Vitru Brasil contributed to us, equivalent to 821,649 options after the one-to-31 contribution), representing up to approximately 5% of the number of common issued by Vitru Brasil as of the date the plan was approved. In 2019 and 2018, 1,834,105 and 1,487,665 vested shares (before the one-to-31 contribution), respectively, were exercised under the first program at an average exercise price of R$1.02 and R$0.98, respectively. In the year ended December 31, 2020, the option rights related with the acquisition of 411,425 vested shares (after the one-to-31 contribution) were exercised under the first program.

Vitru Limited recorded an expense for the share option plan of R$11.9 million in the year ended December 31, 2020. For the years ended on December 31, 2019 and 2018, prior the one-to-31 contribution, Vitru Brasil recorded expense for the share option plan of R$26.4 million and R$7.5 million, respectively.

As of December 31, 2020, Vitru Limited had a total of 304,030 share options outstanding under the first option plan.

Second Share Option Plan

On November 19, 2020, we established a new equity incentive plan, or the Second LTIP, with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals to perform at the highest level. The Second LTIP governs issuances of equity-related incentive awards. The Second LTIP is administered and managed by our board of directors and the officers’ committee (as delegated by the board of directors).  Unless otherwise provided for in the applicable award agreement, options issued under the Second LTIP become exercisable, subject to continued employment through the applicable date, as follows: (i) 15% on the one year anniversary of September 18, 2020, or the “First Trading Day,” (ii) 30% on the two year anniversary of the First Trading Day, (iii) 50% on the three year anniversary of the First Trading Day, (iv) 70% on the four year anniversary of the First Trading Day and (v) 100% on the five year anniversary of the First Trading Day.  Options must be exercised on or before the six year anniversary of the execution of the applicable award agreement.

Upon a termination of employment by the Company without Just Cause (as defined in the Second LTIP), due to death, retirement or permanent disability or by the participant due to voluntary resignation, all unvested options will lapse in full for no consideration, and any vested options must be exercised within 60 days of the date of termination of employment (except in the case of death, in which such exercise period will be 12 months from the date of such termination of employment).  Upon a termination with Just Cause, upon resignation, removal from office or termination of the service agreement with cause, the vested and unvested portion of the options will lapse in full for no consideration.  All rights with respect to the vested options are conditions on the participant’s compliance with certain restrictive covenants set forth in the Second LTIP.

We reserved up to 5.0% of our common shares for issuance under our equity incentive plan. As of December 31, 2020, Vitru Limited had a total of 874,888 share options outstanding under the Second LTIP.

C.	Board Practices

Committees of the Board of Directors

Our board of directors have two standing committees: the Audit Committee and the Disclosure of Information Committee. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

Audit Committee

The audit committee, which consists of Edson Gustavo Georgette Peli, Rivadávia Correa Drummond de Alvarenga Neto and Claudia Jordão Ribeiro Pagnano, will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Edson Gustavo Georgette Peli will serve as Chairman of the committee. The audit committee will consist of members who are financially literate, and Edson Gustavo Georgette Peli is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Rivadávia Correa Drummond de Alvarenga Neto and Claudia Jordão Ribeiro Pagnano satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee will be governed by a charter that complies with Nasdaq rules. The audit committee is responsible for, among other things:

•	the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

•	obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

•	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

•	reviewing with management and the independent auditor, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;

•	reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;

•	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Disclosure Committee

The disclosure committee, which consists of Pedro Jorge Guterres Quintans Graça, Carlos Henrique Boquimpani de Freitas and Luiz Gonzaga Victor Foureaux Neto, will assist our board of directors in overseeing and revising the information that should be disclosed to the investors and other stakeholders. The Disclosure Committee acts in compliance with the applicable provisions of the Companies Act and our articles of association.

D.	Employees

As of December 31, 2020 we had 6,174 employees. As of December 31, 2019, 2018 and 2017, we had 5,711, 4,889 and 4,150 employees, respectively. As of December 31, 2020, 15.5% of our employees were based in our offices in the cities of Indaial and Florianópolis, in the state of Santa Catarina, and 84.5% were based in other cities elsewhere in Brazil.

In addition, as of December 31, 2020, we had 33 temporary personnel among our employees and third party contractors.

The table below breaks down our full-time personnel by function as of December 31, 2020:

Function	Number of Employees	% of Total
Management	7	0.1%
Technology and Content Development	234	3.8%
Sales and Marketing	106	1.7%
Student Support and Academic Staff	1,788	29.0%
Local tutors	3,617	58.6%
General and Administrative	422	6.8%
Total	6,174	100.0%

Our employees in Brazil are subject to certain collective bargaining agreements with labor unions of educational services for the geographic area in which they render services. The collective bargaining agreements are valid for a one-year term. We believe we have a constructive relationship with these unions, as we have not experienced strikes, work stoppages or disputes leading to any form of downtime.

E.	Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plan (LTIP)” for information on our share option long-term incentive program.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our common shares as of the date of this annual report.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentages of beneficial ownership in the table below are calculated as of the date of this annual report on the basis of 23,280,020 common shares outstanding.

	Shares Beneficially Owned
	Shares	%	% of Total Voting Power
5% Shareholders
Carlyle(1)	6,246,471	26.83	26.83
Vinci Partners(2)	6,246,471	26.83	26.83
NB Funds(3)	4,355,932	18.71	18.71
Other Shareholders	178,432	0.77	0.77
Valdir Gomes Barbosa Sobrinho	51,769	0.22	0.22
Gabriel Simões Guioto Ribeiro	5,259	0.02	0.02
Raphael Ribeiro Rodrigues	13,805	0.06	0.06
Herminio Kloch	37,800	0.16	0.16
Carlos Fabiano Fistarol	37,800	0.16	0.16
Peter Kim Woo	15,120	0.06	0.06
Erico Coelho Ribeiro	30,500	0.13	0.13
Ricardo Grima Fernandes	6,100	0.03	0.03
Executive Officers and Directors	232,993	1	1
Bruno Augusto Sacchi Zaremba	—	—	—
Edson Gustavo Georgette Peli	—	—	—
Fernando Cezar Dantas Porfírio Borges	—	—	—
Lywal Salles Filho	—	—	—
Rivadávia Correa Drummond de Alvarenga Neto	—	—	—
Claudia Jordão Ribeiro Pagnano	—	—	—
Pedro Jorge Guterres Quintans Graça	118,329	0.51	0.51
Carlos Henrique Boquimpani de Freitas	25,000	0.11	0.11
Ana Paula Rodrigues	30,500	0.13	0.13
Luiz Gonzaga Victor Foureaux Neto	59,164	0.25	0.25
All directors and executive officers as a group (ten persons)	232,993	1	1

*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.

(1)	Carlyle includes Mundi Holdings I, L.L.C. and Mundi Holdings II, L.L.C.

(2)	Vinci Partners includes Vinci Capital Partners II J Beta Fundo de Investimento Em Participações Multiestratégia, Agresti Investments LLC, Botticelli Investments LLC, Caravaggio Investments LLC and Raffaello Investments LLC.

(3)	NB Funds includes NB Verrocchio LP

Existing Shareholders’ Agreements

On February 29, 2016, Carlyle, Vinci Partners and Vitru Brasil entered into a shareholders’ agreement and, on June 15, 2018, the NB Funds, Carlyle, Vinci Partners and Vitru Brasil amended such shareholders’ agreement and the Existing Shareholders and Vitru Brasil entered into a minority shareholders’ agreement, or the Shareholders’ Agreements. Prior to the completion of the September 2020 initial public offering, both Shareholders’ Agreements were terminated.

B.	Related Party Transactions

We have set forth below a summary of our principal related party transactions. See also note 23 to our audited consolidated financial statements, each included elsewhere in this annual report.

We hold shares (quotas) in certain investments funds managed by FI Vinci Renda Fixa Crédito Privado. We also carry an insurance policy issued by Austral Seguradora S.A. and use the services of Kloch Advocacia, a legal services company. FI Vinci Renda Fixa Crédito Privado, Austral Seguradora S.A. and Kloch Advocacia are indirect related parties. The balance of these investments is as follows as of the dates indicated:

	As of and for the year ended December 31,
	2020	2020	2019	2018
	U.S.$	R$
	(in millions)
FI Vinci Renda Fixa Crédito Privado
Short-term investments (balance)	7.5	39.2	38.5	36.6
Financial income	0.2	0.9	2.1	2.1

Austral Seguradora S.A.
Prepaid expenses (balance)	0.09	0.5	0.8	—
General and administrative expenses	(0.06)	(0.3)	(0.2)	—

Kloch Advocacia
General and administrative expenses	(0.04)	(0.2)	(0.2)	(0.2)

(1)	For convenience purposes only, amounts in reais as of December 31, 2020 and December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.197 to U.S.$1.00, the commercial purchase rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.

Related Person Transactions Policy

We have entered into a new related person transaction policy and expected that this related party transaction policy would require certain related party transactions to be approved by our board of directors or a designated committee thereof, which included our audit committee, once implemented.

Registration Rights Agreement

We have entered into a registration rights agreement, or the Registration Rights Agreement, with the Controlling Shareholders.

At any time that the Controlling Shareholders are no longer subject to restrictions on transfer of their shares pursuant to the lock-up agreements entered into with the underwriters of our initial public offering, subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, the Controlling Shareholders may require that we register for public resale under the Securities Act all common shares constituting registrable securities, or the Registrable Securities, that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least U.S.$25 million (unless the initiating holder is seeking to register the sale of its entire interest in our share capital). If we become eligible to register the sale of Registrable Securities on Form F-3 under the Securities Act, which will not be until at least twelve months after the date of the initial public offering, our Controlling Shareholders have the right to require us to register the sale of the Registrable Securities held by them on Form F-3, subject to certain restrictions.

If we propose to register the sale of any of our securities under the Securities Act for our own account or the account of any other holder (excluding any securities to be registered on Form S-8 relating to shares issued in connection with an employee benefit plan or Form F-4 relating to shares issued in connection with any transaction), our Controlling Shareholders are entitled to notice of such registration and to request that we include Registrable Securities for resale on such registration statement, and we are required, subject to certain exceptions, to include such Registrable Securities in such registration statement.

In connection with the transfer of their Registrable Securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling shareholders in certain situations, subject to certain restrictions, and the selling shareholders will indemnify us in certain situations, subject to certain restrictions.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements and our articles of association require us to indemnify our directors and executive officers to the fullest extent permitted by law.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Financial statements

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS.

Dividends and Dividend Policy

We have not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future.

Certain Cayman Islands and Brazilian Legal Requirements Related to Dividends

Under the Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Item 10. Additional Information—E. Taxation—Cayman Islands Tax Considerations.”

Additionally, please refer to “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive. In addition, during the last presidential campaign in Brazil, the current government proposed revoking certain tax exemptions relating to dividends, which could impact our ability to pay any future dividends or cash distributions and to receive dividends or cash distributions from our subsidiaries.” Our ability to comply with our financial obligations and to pay dividends to our shareholders depends on our ability to receive distributions from the companies we control, which in turn depends on the cash flow and profits of those companies. If, for any legal reasons due to new laws or bilateral agreements between countries, they are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.

Legal Proceedings

We are, and may from time to time be, involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

We are subject to a number of judicial and administrative proceedings in the Brazilian court systems, including civil, environmental, labor and tax law and social security claims and other proceedings, which we believe are common and incidental to business operations in Brazil in general. We recognize provisions for legal proceedings in our financial statements, in accordance with accounting rules, when we are advised by independent outside counsel that (i) it is probable that an outflow of resources will be required to settle the obligation and (ii) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisers.

As of December 31, 2020, we were parties to 992 proceedings in an aggregate amount of R$32.3 million, and we had recorded provisions in our financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules in an aggregate amount of R$14.4 million. As of the same date, we had surety bonds in an aggregate amount of R$29.9 million in relation to our legal proceedings. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Unfavorable decisions in our legal or administrative proceedings may adversely affect us.”

Civil Matters

As of December 31, 2020, we were party to 743 judicial and administrative proceedings of a civil nature in a total aggregate amount of R$9.3 million. Out of the 743 judicial and administrative civil proceedings in which we are involved, (i) 77 are classified as having a remote chance of loss, (ii) 521 are classified as having a possible chance of loss, and (iii) 145 are classified as having a probable risk of loss. As of December 31, 2020, we have recorded a provision of R$2.1 million for the proceedings with a probable chance of loss. The civil claims to which we are a party generally relate to consumer claims, including those related to alleged undue collection of tuition fees and rates, delay in the issuance of certificates and diplomas, undue collection of tuition fees for students that have been grated scholarships and public financing and denial of enrollment in courses, among others. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

Labor Matters

As of December 31, 2020, we were party to 240 labor-related judicial and administrative proceedings in a total aggregate amount of R$12.4 million. Out of the 240 labor-related judicial and administrative proceedings in which we are involved, (i) 27 are classified as having a remote risk of loss, (ii) 149 are classified as having a possible chance of loss, and (iii) 64 are classified as having a probable risk of loss. We have recorded a provision of R$12.4 million for the proceedings with a probable chance of loss. In general, the labor claims to which we are a party were filed by former employees or third parties employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, salary equalization, vacation payments and/or failure to provide vacation, severance payments and termination fees, and indemnification obligations arising under Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Tax and Social Security Matters

As of December 31, 2020, we were party to nine judicial and administrative tax and social security proceedings in a total aggregate amount of R$7.7 million as a result of which we may be held liable for a payment to tax and social security authorities. Out of the nine tax-related judicial and administrative proceedings in which are involved, (i) six are classified as having a remote risk of loss and (ii) three are classified as having a possible chance of loss. Accordingly, we have not recorded any provision for tax and social security proceedings. As of December 31, 2020, we had surety bonds in an aggregate amount of R$29.9 million in relation to tax and social security matters. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

As of December 31, 2020, we were party to an administrative proceeding in relation to a tax infraction notice issued by the Finance Department of the Municipality of the City of Porto Alegre for the total amount of R$28.0 million. We estimate that the chance of loss in these proceedings is possible. The infraction notice relates to amounts of ISS tax allegedly due by us (plus a 150% fine and late payment interest, for the period from January 2012 to June

2017). According to the Porto Alegre tax authorities, the distance learning educational services we provide from our headquarters in Indaial in the state of Santa Catarina are subject to ISS tax levied by the City of Porto Alegre, in which we maintain a digital education center. We have challenged this interpretation in administrative proceedings. Pursuant to the purchase and sale agreement relating to our acquisition of Sociedade Educacional Leonardo da Vinci S/S Ltda., Sociedade Educacional do Vale do Itapocu S.S. Ltda., FAIR and FAC/FAMAT, the sellers are liable to reimburse us for amounts accrued prior to February 29, 2016 in connection with these proceedings if a decision unfavorable to us is issued. See note 19 to our audited consolidated financial statements included elsewhere in this annual report.

Proceedings Involving Management

Pedro Jorge Guterres Quintans Graça, our chief executive officer, was recently summoned by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”), as part of a sanction administrative proceeding, for allegedly not complying with the obligation to preserve certain documents related to the management of YDUQS Participações S.A., a company listed in B3 (the Brazilian stock exchange) in which he held various managerial positions from November 2007 to March 2016. YDUQs Participações as well as all other members of that company’s management at the time were also summoned as part of the administrative proceeding.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant change since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A.	Offering and Listing Details

On September 22, 2020, we completed our initial public offering. Our common shares have been listed on the Nasdaq Global Select Market since September 18, 2020 under the symbol “VTRU.”

B.	Plan of Distribution

Not applicable.

C.	Markets

For a description of our publicly traded common shares, see “—A. Offering and listing details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

General

Vitru Limited was incorporated on March 5, 2020, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies under incorporation number 360670. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of Companies Act.

Our affairs are governed principally by: (1) our Memorandum and Articles of Association; (2) the Companies Act; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

Our Memorandum and Articles of Association authorize the issuance of up to 1,000,000,000 shares of our authorized share capital. As of December 31, 2020, we had 23,058,053 common shares of our authorized share capital issued and outstanding. After December 31, 2020 and before the date of this annual report we issued 221,967 shares pursuant to our equity-incentive plans. As a result, as of the date of this annual report, 23,280,020 common shares of our authorized share capital were issued, fully paid and outstanding.

The following is a summary of the material provisions of our authorized share capital and our Articles of Association. Our shareholders adopted the Amended and Restated Memorandum and Articles of Association included as Exhibit 3.1 to Amendment No. 1 to our registration statement on Form F-1 (File No. 333-248272), filed with the SEC on September 8, 2020.

Share Capital

The Memorandum and Articles of Association authorize common shares, which are entitled to one vote per share.

As of December 31, 2020, Vitru’s total authorized share capital was U.S.$50,000, divided into 1,000,000,000 shares par value U.S.$0.00005 each, all of which are undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

As of December 31, 2020, Vitru had a total issued and outstanding share capital of U.S.$1,152.9, divided into 23,058,053 common shares. After December 31, 2020 and before the date of this annual report we issued 221,967 shares pursuant to our equity-incentive plans. As a result, as of the date of this annual report, Vitru had a total issued and outstanding share capital of U.S.$1,164.0 divided into 23,280,020 common shares.

Treasury Shares

As of December 31, 2020, Vitru had no shares in treasury.

Issuance of Shares

Except as expressly provided in Vitru’s Articles of Association, the board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increase to issued share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. In accordance with its Articles of Association, Vitru shall not issue bearer shares. Vitru’s Articles of Association also provide that the issuance of non-voting shares requires the affirmative vote of a majority of the of then-outstanding common shares.

Fiscal Year

Vitru’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the common shares are entitled to one vote per share.

Vitru’s Articles of Association provide as follows regarding the respective rights of holders of shares:

•	class consents from the holders of shares shall be required for any variation to the rights attached to their respective class of shares, however, the directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;

•	the rights conferred on holders of shares of any class shall not be deemed to be varied by the creation or issue of further shares of that class; and

•	the rights attaching to shares of any class shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

Preemptive or Similar Rights

The common shares are not entitled to preemptive or similar rights.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, Vitru’s board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of Vitru at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to Vitru in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation or company, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per common share.

As a Cayman Islands exempted company, Vitru is not obliged by the Companies Act to call annual general meetings. The Articles of Association provide that the Company will in each year hold a general meeting as its annual general meeting. At any annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, Vitru may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in the city of Florianópolis in the state of Santa Catarina, Brazil, but may be held elsewhere if the directors so decide.

The Companies Act provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. Vitru’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

Vitru will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of The Depository Trust Company, or DTC, or its nominee, which we expect will be the case for all holders of common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Act and our Articles of Association.

Pursuant to Vitru’s Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

If Vitru is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between Vitru and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between Vitru and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between Vitru and any person or persons to waive or limit the same, shall apply Vitru’s property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in Vitru.

Changes to Capital

Pursuant to the Articles of Association, Vitru may from time to time by ordinary resolution:

•	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any of its paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

•	subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Vitru’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Articles of Association, Vitru may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;

•	purchase its own shares (including any redeemable shares); and

•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of Vitru may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the Nasdaq or any other form approved by the Company’s board of directors.

However, Vitru’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to Vitru in respect thereof;

•	the instrument of transfer is lodged with Vitru, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the common shares transferred are free of any lien in favor of Vitru; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Act and the Articles of Association permit Vitru to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of Vitru, subject to the Companies Act, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends by Vitru. Subject to the Companies Act, Vitru’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors (and, for the avoidance of doubt, no dividend shall be declared by the shareholders unless previously recommend by the board of directors). The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to Vitru. Except as otherwise provided by the rights attached to shares and the Articles of Association of Vitru, all dividends shall be paid in proportion to the number of common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (i) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly, and (ii) where we have shares in issue which are not fully paid up (as to par value) we may pay dividends in proportion to the amounts paid up on each share.

The holders of common shares shall be entitled to share equally in any dividends that may be declared in respect of Vitru’s common shares from time to time.

Appointment, Disqualification and Removal of Directors

Vitru is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to nine directors, with the number being determined by a majority of the directors then in office with the consent of The Carlyle Group; and Vinci Partners, in each case for so long as it enjoys director appointment rights (it being understood that The Carlyle Group and Vinci Partners shall consent to an increase in the size of the board of directors if necessary to accommodate the right of the NB Funds to appoint a director). There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while Vitru’s shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

The Articles of Association also provide that each of The Carlyle Group and Vinci Partners, for so long as it holds not less than 15 per cent of the voting shares in issue, shall be entitled to appoint up to two persons to act as directors, and that each of The Carlyle Group and Vinci Partners, for so long as it holds not less than 5 per cent and not more than 15 per cent of the voting shares in issue, shall be entitled to appoint one person to act as a director. Each of The Carlyle Group and Vinci Partners shall be entitled to remove any of the directors so appointed.

The Articles of Association otherwise provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed to a two year term, unless they resign, are removed or their office is vacated earlier, provided however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed).

Each director shall be appointed for a two-year term, unless they resign, are removed or their office is vacated earlier, provided, however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed). Directors are eligible for re-election.

Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders.

Additions to the existing board (within the limits set pursuant to the Articles of Association) may be made by ordinary resolution of the shareholders.

For so long as the NB Funds hold not less than 5 per cent of the voting shares in issue, the NB Funds shall be entitled to appoint an observer to the board of directors and any committee of the board of directors established from time to time. In each case, the observer shall be entitled to attend and speak at all such meetings and receive copies of all board papers as if they were a director but shall not be entitled to vote on any resolutions proposed at a board meeting.

Upon the completion of our initial public offering, the board of directors had in place an audit committee. See “Item 16A. Audit Committee Financial Expert.”

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (4) he or she willfully performs (or fails to perform) any actions that, in the opinion of all his or her co-directors, are considered to be a breach of the performance of his or her duties and/or obligations, including: (i) the uninterrupted or repeated omission or refusal to perform the duties and/or obligations established in the Articles of Association or by applicable law; and/or (ii) he or she is unable to comply with such duties and/or obligations as a result of an alcohol or drug addiction; (5) he or she willfully performs (or fails to perform) any actions that, in the opinion of all his or her co-directors, cause material damages to or adversely affects the financial situation or commercial reputation of the Company; (6) resigns his office by notice to us or (7) has for more than year been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

The Articles of Association provide that Vitru’s business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) provided that such a majority must include at least one director appointed by The Carlyle Group and one director appointed by Vinci Partners, for so long as each of them enjoys director appointment rights under the Articles of Association. If such a quorum is not present within half an hour from the time appointed for a board meeting, or if during a meeting such quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place or at such time and place as determined by the directors present at such meeting. If a quorum is not present at any such adjourned meeting within half an hour from the time appointed, then the meeting shall proceed. Business at any board meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate.

Subject to the provisions of the Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the Nasdaq, the board of directors may from time to time at its discretion exercise all powers of Vitru, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Business Opportunities

The Articles of Association also provide that, to the fullest extent permitted by applicable law and except as may be otherwise expressly agreed in writing by Vitru, on the one hand, and The Carlyle Group, Vinci Partners or the NB Funds, on the other hand, Vitru, on behalf of itself and its subsidiaries, renounces and waives any interest or expectancy of Vitru and its subsidiaries in, or in being offered an opportunity to participate in, directly or indirectly, any potential transactions, matters or business opportunities (including, without limitation, any business activities or lines of business that are the same as or similar to those pursued by, or competitive with, Vitru or any of its subsidiaries or any dealings with customers or clients of Vitru or any of its subsidiaries) that are from time to time presented to The Carlyle Group, Vinci Partners or the NB Funds or any of their respective officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries (other than the Company and its subsidiaries), even if the transaction, matter or opportunity is one that Vitru or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. None of The Carlyle Group, Vinci Partners nor the NB Funds, nor any of their respective officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries shall be liable to Vitru or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person pursues, acquires or participates in such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to Vitru or its subsidiaries, unless, in the case of any such person who is a director or officer of Vitru, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of Vitru.

Inspection of Books and Records

Holders of Vitru shares have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent Vitru’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

The Articles of Association also provide that the Company may provide shareholders (that are incorporated under Brazilian laws and subject to Brazilian Exchange Commission regulations or otherwise) copies of any and all: (i) agreements entered into by the Company with its related parties; (ii) shareholders’ agreements entered into by the Company; and (iii) stock option or other securities-based remuneration programs of the Company.

Register of Shareholders

The common shares are held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our common shares.

Under Cayman Islands law, Vitru must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the class and number of shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	whether voting rights attach to the shares in issue;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of Vitru is prima facie evidence of the matters set out therein (i.e. the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Exempted Company

Vitru is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of shareholders is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Vitru is subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report, Vitru currently intends to continue to comply with the Nasdaq rules in lieu of following home country practice.

Anti-Takeover Provisions in Our Articles of Association

Some provisions of the Articles of Association may discourage, delay or prevent a change in control of Vitru or management that shareholders may consider favorable. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Vitru to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of Vitru. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Controlling Shareholders

So long as the Controlling Shareholders have the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Vitru, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors.

Preferred Shares

Vitru’s board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, Vitru’s board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in the best interests of Vitru.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of the shares of Vitru in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to Vitru, general corporate claims against Vitru by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by Vitru’s Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against Vitru, or derivative actions in Vitru’s name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control Vitru, and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Registration Rights and Restricted Shares

Although no shareholders of Vitru have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to restrictions on transfer of their shares pursuant to the lock-up agreements entered into with the underwriters of our initial public offering, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.

Handling of Mail

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of the Company, its directors, officers, advisers or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

Certain Anti-Money Laundering Matters

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (“FRA”), pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property.

Data Protection – Privacy Notice

Scope

The legal basis for this notification is to meet the standards required in respect of, and ensure compliance with, the requirements of the Cayman Islands’ Data Protection Act (As Revised), 2017 or the “DPA,” which came into effect in the Cayman Islands on 30 September 2019. This privacy notice puts investors in the Company on notice that through your investment into Vitru you may provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”). The Company collects, uses, discloses, retains and secures personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. The Company will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct the activities of the Company on an ongoing basis or to comply with legal and regulatory obligations to which the Company is subject. The Company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data. In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to the Company.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

Individual Rights in Respect of Personal Data

Under the DPA, individuals must be informed of the purposes for which their personal data is processed and this privacy notice fulfils the Company’s obligation in this respect.

Individuals have rights under the DPA in certain circumstances. These may include the right to request access to their personal data, the right to request rectification or correction of personal data, the right to request that processing of personal data be stopped or restricted and the right to require that the Company cease processing personal data for direct marketing purposes.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling: +1 (345) 946-6283 or by email at info@ombudsman.ky.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through the address and telephone number of our principal executive office. Our principal website is www.vitru.com.br. The information contained in, or accessible through, our website is not incorporated into this annual report or the registration statement of which it forms a part.

C.	Material Contracts

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” Except as otherwise disclosed in this annual report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.	Exchange Controls

The Cayman Islands currently has no exchange control restrictions.

E.	Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our common shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our common shares.

Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we have received an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (As Revised). This undertaking provides that, for a period of 20 years from the date of issue of the undertaking (March 9, 2020), no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our common shares, nor will gains derived from the disposal of our common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities.

This summary applies only to U.S. Holders (as defined below) that hold our common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding common shares as part of a straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA;”

•	persons that own or are deemed to own ten percent or more of our common shares, by vote or value;

•	persons holding our common shares in connection with a trade or business conducted outside of the United States; or

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our common shares and is:

•	an individual that is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”), as described below.

Taxation of Distributions

As discussed under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy”, we do not currently intend to pay dividends. In the event that we do pay dividends, and subject to the discussion below under “—Passive Foreign Investment Company Rules,” distributions paid on our common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains so long as our common shares are listed and trade on Nasdaq or are readily tradable on another established securities market in the United States. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or Other Disposition of Common Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be a PFIC for any taxable year in which either (i) 75% or more of its gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents, and gains from transactions in commodities. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2020. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our common shares, we generally would continue to be treated as a PFIC with respect to that U.S.

Holder for all succeeding years during which the U.S. Holder holds the common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder held our common shares (assuming such U.S. Holder has not made a timely election described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on such common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If we are a PFIC in any year, certain elections may be available that would result in alternative tax consequences (such as mark-to-market treatment) of owning and disposing the common shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns common shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under recent Treasury regulations, certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of the common shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I.	Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our short-term investments and accounts payable from acquisition of subsidiaries, subject in each case to variable interest rates, principally the Brazilian interbank deposit CDI rate and IPCA inflation rate.

Sensitivity Analysis

The following table demonstrates our sensitivity to a reasonably possible change in interest rates on short-term investments and accounts payable from acquisition of subsidiaries. With all variables held constant, our profit before income taxes was affected by the impact on floating interest rate as follows as of December 31, 2020:

					Increase / Decrease in Interest Rate
	Balance as of December 31, 2020	Index - % per Year	Probable Scenario	Risk	Possible Scenario 25%	Remote Scenario 75%
Short-term investments	515,201	144.64% CDI – 3.99%	20,557	Decrease	15,417	5,139
Trade receivables	12,029	IPCA – 4.51%	543	Decrease	678	949
Loans and financing	151,757	CDI + 3.6% p.a. - 6,36%	9,652	Increase	12,065	16,891
Lease liabilities	149,353	IGP-M – 25.31%	37,801	Increase	47,252	66,152
Accounts payable from acquisition of subsidiaries	274,861	IPCA – 4.51%	12,396	Increase	15,495	21,693

In the tables above, the probable scenario reflects the closing rates of the fixed interest yield and inflation indices at year-end. The possible scenario projects a variation of 25% in CDI and IPCA rates and the remote scenario projects a variation of 75% in these rates, including both increases and decreases in each case, which are considered to be the largest hypothetical losses resulting from this risk factor.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from our exposure to third parties, including cash and cash equivalents and short-term investments, as well as from its operating activities, primarily related to trade receivables from customers.

Customer credit risk is managed by us based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See note 9 to our audited consolidated financial statements included elsewhere in this annual report, for additional information on our trade receivables.

Credit risk from balances with banks and financial institutions is managed by our treasury department in accordance with our policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

Our maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2020, 2019 and 2018 is the carrying amounts of our financial assets.

Liquidity Risk

Our management has responsibility for monitor liquidity risk. In order to achieve our objective, management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by us arise from the need to make payments for suppliers, operating expenses, labor and social obligations and accounts payable from acquisition of subsidiaries.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations.”

Foreign Exchange Risk

Foreign exchange risk results from a possible change in foreign exchange rates that would affect the finance results (income and/or costs and expenses). Our exposure to foreign exchange risks relates to a portion of our cash and cash equivalents. Our income before income taxes is affected by changes in exchange rates as the latter may result in increases or decreases in our cash and cash equivalents.

The following table demonstrates our sensitivity to a reasonably possible change in exchange rates on cash and cash equivalents.

				Depreciation of exchange rate
	Balance as of December 31, 2020	Currency	Current Exchange Rate	Probable Scenario	Possible Scenario - Exchange Rate Variation 25%	Remote Scenario - Exchange Rate Variation 75%
	(in R$ thousands, except as otherwise indicated)
Cash and cash equivalents	10,586	U.S.$	5.1967	217	2,647	7,940

(i)	Value at risk, or VaR, is a measure of the risk of loss for investments. It estimates how much a set of investments might lose (with a given confidence level), given normal market conditions, in a set time period such as a day. The probable scenario provides a 99% confidence level over a period of one day.

Item 12. Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

A.	Defaults

No matters to report.

B.	Arrears and Delinquencies

No matters to report.

Item 14. Material Modifications to the Rights of Security Holders and use of Proceeds

A.	Material Modifications to Instruments

Not applicable.

B.	Material Modifications to Rights

Not applicable.

C.	Withdrawal or Substitution of Assets

Not applicable.

D.	Change in Trustees or Paying Agents

Not applicable.

E.	Use of Proceeds

On September 17, 2020, the registration statement on Form F-1 (File No 333-248272) relating to our initial public offering of our common shares was declared effective by the SEC. On September 17, 2020, we commenced our initial public offering. On September 22, 2020 we closed our initial public offering, pursuant to which we issued and sold 6,000,000 common shares. Goldman Sachs & Co. LLC, BofA Securities, Inc., Itau BBA USA Securities, Inc., Morgan Stanley & Co. LLC, Bradesco Securities, Inc., BTG Pactual US Capital, LLC, Credit Suisse Securities (USA) LLC, Santander Investment Securities Inc., and XP Securities, LLC, acted as the representatives of the underwriters in our initial public offering. The 6,000,000 registered common shares were sold to the public at a price of U.S.$16.00 per common share, for an aggregate price of U.S.$96,000,000. We incurred approximately U.S.$4.2 million in expenses related to our initial public offering and paid approximately U.S.$5.3 million in underwriting discounts and commissions. We intend to use the proceeds of our initial public offering primarily to fund inorganic growth opportunities.

Item 15. Controls and Procedures

A.	Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2020, due to the material weaknesses mentioned in “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed,” to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.	Changes in Internal Control over Financial Reporting

We have implemented certain additional internal control over financial reporting during the period covered by this annual report including training of personnel, implementation of certain information systems and associated infrastructure as well as implementation of compliance and control policies. These changes occurred during the year ended December 31, 2020, and we believe they have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The audit committee, which consists of Edson Gustavo Georgette Peli, Rivadávia Correa Drummond de Alvarenga Neto and Claudia Jordão Ribeiro Pagnano, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to all of our employees, officers and directors and posted the full text of our code of ethics on the investor relations section of our website, www.vitru.com.br. We intend to disclose future amendments to our code of ethics, or any waivers of such code, on our website or in public filings. The information on our website is not incorporated by reference into this annual report, and you should not consider information contained on our website to be a part of this annual report.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2020 and 2019. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes for the years ended December 31, 2020, 2019, 2018, 2017 and 2016.

	2020	2019
	(in R$ thousands)
Audit fees(1)	4.6	1.9
Total	4.6	1.9

(1)	“Audit fees” are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual combined financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our financial statements, interim reviews and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of Nasdaq and the SEC, we must comply with Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of members of the Board of Directors that meets specified requirements. The composition of our audit committee complies with the requirements of Nasdaq rules.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Foreign Private Issuer Status

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each noncompliance with Nasdaq listing rules that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. As a foreign private issuer, we currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.

•	Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.

•	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

•	Nasdaq Rule 5635(d), which requires that a listed issuer obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modeled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to Vitru and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Cayman Islands Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the company in any foreign jurisdictions, (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof; (iv) that no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	Vitru is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve;; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Shareholders’ Suits

Maples and Calder (Cayman) LLP, our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be if effected duly authorized by more than the number of votes which have actually been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under Vitru’s Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of Vitru to vote compensation to themselves or any member of their body in the absence of an independent quorum. We currently have no intention to establish a Compensation Committee.

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.

•	Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.

•	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

•	Nasdaq Rule 5635(d), which requires that a listed issuer obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

Borrowing Powers

Vitru’s directors may exercise all the powers of Vitru to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Vitru or of any third-party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Vitru’s Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any losses suffered as a result of all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning Vitru or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Vitru’s directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. With respect to the duty of directors to avoid conflicts of interest, Vitru’s Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any transaction or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to Vitru’s Articles of Association and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s Articles of Association. Vitru’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, Vitru’s Articles of Association do not provide for cumulative voting. As a result, the shareholders of Vitru are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, Vitru cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors, it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act, Vitru may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). Vitru’s Articles of Association also give its board of directors authority to petition the Cayman Islands Court to wind up Vitru.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under Vitru’s Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to Vitru’s Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, Vitru’s Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by Vitru’s Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Vitru’s shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

See our audited consolidated financial statements filed as part of this annual report, beginning on page F-1.

Item 19. Exhibits

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
1.1	Memorandum and Articles of Association of Vitru Limited (incorporated herein by reference to Exhibit 3.1 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-248272) filed with the SEC on September 8, 2020).
2.1	Description of Securities registered under Section 12 of the Exchange Act.*
4.1	Form of indemnification agreement (incorporated herein by reference to Exhibit 10.2 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-248272) filed with the SEC on September 8, 2020).
4.2	Form of Registration Rights Agreement among Vitru Limited, funds and accounts advised by The Carlyle Group, funds and accounts advised by Vinci Partners and funds and accounts advised by Neuberger Berman (incorporated herein by reference to Exhibit 10.3 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-248272) filed with the SEC on September 8, 2020).
4.3	First Stock Option Plan of Vitru Limited (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-253374) filed with the SEC on February 23, 2021).
4.4	Second Stock Option Plan of Vitru Limited*
8.1	List of subsidiaries of Vitru Limited.*
11.1	English translation of the Code of Ethics of Vitru Limited (incorporated herein by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-248272) filed with the SEC on August 24, 2020).
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.*
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.*
15.1	Consent of PricewaterhouseCoopers Auditores Independentes
99.1	Consent of Educa Estudos de Mercado S.A.*
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 28, 2021

VITRU LIMITED

By:	/s/ Pedro Jorge Guterres Quintans Graça
	Name:	Pedro Jorge Guterres Quintans Graça
	Title:	Chief Executive Officer

By:	/s/ Carlos Henrique Boquimpani de Freitas
	Name:	Carlos Henrique Boquimpani de Freitas
	Title:	Chief Financial Officer

Index to Consolidated Financial Statements

Audited Annual Consolidated Financial Statements	Page

Vitru Limited. Consolidated financial statements and independent auditor's report
December 31, 2020

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Vitru Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vitru Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of profit or loss and other comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes

Florianópolis, Brasil

March 29, 2021

We have served as the Company's auditor since 2016.

Vitru Limited

Consolidated statements of financial position at

(In thousands of Brazilian Reais)

		December 31,	December 31,
	Note	2020	2019
ASSETS

CURRENT ASSETS
Cash and cash equivalents	8	85,930	2,457
Short-term investments	8	515,201	72,321
Trade receivables	9	115,115	88,130
Income taxes recoverable		2,240	4,711
Prepaid expenses	11	10,223	8,938
Other current assets		3,081	1,858
		731,790	178,415

Assets classified as held for sale	12	-	36,433
TOTAL CURRENT ASSETS		731,790	214,848

NON-CURRENT ASSETS
Trade receivables	9	6,924	3,786
Indemnification assets	19	9,191	14,801
Deferred tax assets	10	50,775	37,146
Other non-current assets		3,625	1,359

Right-of-use assets	13	127,921	88,534
Property and equipment	14	96,669	70,033
Intangible assets	15	660,950	658,170
TOTAL NON-CURRENT ASSETS		956,055	873,829

TOTAL ASSETS		1,687,845	1,088,677

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statements of financial position at

(In thousands of Brazilian Reais)

		December 31,	December 31,
	Note	2020	2019
LIABILITIES

CURRENT LIABILITIES
Trade payables		32,240	29,978
Loans and financing	16	151,757	-
Lease liabilities	13	23,365	17,265
Labor and social obligations	17	26,785	16,784
Taxes payable		2,404	1,657
Prepayments from customers		9,657	3,186
Accounts payable from acquisition of subsidiaries	18	134,988	128,888
Other current liabilities		1,364	349
		382,560	198,107

Liabilities directly associated with assets classified as held for sale	12	-	23,284
TOTAL CURRENT LIABILITIES		382,560	221,391

NON-CURRENT
Lease liabilities	13	125,988	85,923
Share-based compensation	22	46,260	34,950
Accounts payable from acquisition of subsidiaries	18	139,873	250,652
Provisions for contingencies	19	14,439	18,403
Deferred tax liabilities	10	-	24,958
Other non-current liabilities		777	1,067
TOTAL NON-CURRENT LIABILITIES		327,337	415,953

TOTAL LIABILITIES		709,897	637,344

EQUITY	20
Share capital		6	548,380
Capital reserves		1,022,056	(1,248)
Revenue reserves		-	429
Accumulated losses		(44,114)	(96,228)
TOTAL EQUITY		977,948	451,333

TOTAL LIABILITIES AND EQUITY		1,687,845	1,088,677

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statements of profit or loss and other comprehensive income for the years ended December 31

(In thousands of Brazilian Reais, except earnings per share)

	Note	2020	2019	2018
NET REVENUE	24	519,179	461,067	383,449

Cost of services rendered	25	(221,452)	(211,547)	(184,161)

GROSS PROFIT		297,727	249,520	199,288

General and administrative expenses	25	(73,852)	(125,344)	(90,667)
Selling expenses	25	(86,604)	(100,949)	(70,646)
Net impairment losses on financial assets	9	(76,840)	(58,178)	(44,578)
Other income (expenses), net	26	512	(905)	(1,041)
Operating expenses		(236,784)	(285,376)	(206,932)

OPERATING PROFIT		60,943	(35,856)	(7,644)

Financial income	27	36,558	19,194	22,026
Financial expenses	27	(64,418)	(60,390)	(64,597)
Financial results		(27,860)	(41,196)	(42,571)

PROFIT (LOSS) BEFORE TAXES		33,083	(77,052)	(50,215)

Current income taxes	10	(19,556)	(14,813)	(10,640)
Deferred income taxes	10	38,587	25,705	15,651
Income taxes		19,031	10,892	5,011

PROFIT (LOSS) FOR THE YEAR		52,114	(66,160)	(45,204)

Other comprehensive income		-	-	-

TOTAL COMPREHENSIVE INCOME (LOSS)		52,114	(66,160)	(45,204)

Basic earnings per share (R$) (*)	21	2.79	(3.93)	(2.78)
Diluted earnings per share (R$) (*)	21	2.68	(3.93)	(2.78)

(*) The basic and diluted earnings per common share are in effect with the reverse share split occurred on September 2, 2020.

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statement of changes in equity.

(In thousands of Brazilian Reais)

		Capital reserves
	Share capital	Additional paid-in capital	Treasury Shares	Share-based compensation	Revenue reserves	Accumulated losses	Total
DECEMBER 31, 2017	434,000	-	-	1,927	-	15,639	451,566

Loss for the year	-	-	-	-	-	(45,204)	(45,204)
Capital Increase	111,054	-	-	-	-	-	111,054
Transfer to revenue reserves	-	-	-	-	429	(429)	-
Dividends	-	-	-	-	-	(74)	(74)
Employee share program
Value of employee services	-	-	-	596	-	-	596
Issue of shares to employees	1,455	-	-	-	-	-	1,455
DECEMBER 31, 2018	546,509	-	-	2,523	429	(30,068)	519,393

Loss for the year	-	-	-	-	-	(66,160)	(66,160)
Employee share program
Value of employee services	-	-	-	(1,927)	-	-	(1,927)
Issue of shares to employees	1,871	-	-	(1,844)	-	-	27
Share repurchase	-	-	(2,238)	2,238	-	-	-
DECEMBER 31, 2019	548,380	-	(2,238)	990	429	(96,228)	451,333

Profit for the year	-	-	-	-	-	52,114	52,114
Transfer to revenue reserves	-	-	-	-	-	-	-
Employee share program	-	-	-	-	-	-	-
Value of employee services	-	-	-	525	-	-	525
Corporate reorganization (Note 1.1)	(548,376)	546,567	2,238	-	(429)	-	-
Issuance of common shares in initial public offering (Note 1.1)	2	521,556	-	-	-	-	521,558
Share issuance costs (Note 1.1)	-	(47,582)	-	-	-	-	(47,582)
DECEMBER 31, 2020	6	1,020,541	-	1,515	-	(44,114)	977,948

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statement of cash flows for the year ended December 31,

(In thousands of Brazilian Reais)

	Note	2020	2019	2018
Cash flows from operating activities
Profit (loss) before taxes		33,083	(77,052)	(50,215)
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	13 / 14 / 15	51,474	62,445	56,284
Impairment of non-current assets	15	-	51,022	33,537
Net impairment losses on financial assets	9	76,840	58,178	44,578
Provision for revenue cancellation	9	(2,076)	(443)	234
Provision for contingencies	19	3,695	3,781	3,384
Accrued interests		34,189	45,018	49,577
Share-based compensation	6	11,823	26,372	7,450
Modification of lease contracts	13	(935)	-	-
Rent concessions	13	(2,046)	-	-
Loss on sale or disposal of non-current assets	14	45	2	1,330
Changes in operating assets and liabilities:
Trade receivables		(79,548)	(79,969)	(54,831)
Prepayments		(1,113)	(1,939)	(1,224)
Other assets		(294)	(875)	(40)
Trade payables		1,283	13,906	926
Labor and social obligations		7,306	3,427	801
Other taxes payable		747	(1,636)	(4,586)
Prepayments from customers		6,359	2,104	(1,940)
Other payables		725	(6,350)	2,767
Cash from operations		141,557	97,991	88,032

Income tax paid		(18,736)	(12,697)	(9,444)
Interest paid	13 / 16 / 18	(41,774)	(27,543)	(23,201)
Contingencies paid	19	(5,134)	(1,702)	(5,237)
Net cash provided by operating activities		75,913	56,049	50,150

Cash flows from investing activities
Purchase of property and equipment	14	(25,544)	(28,470)	(23,191)
Purchase and capitalization of intangible assets	15	(30,919)	(16,266)	(11,769)
Payments for the acquisition of interests in subsidiaries	18	(117,248)	(107,988)	(117,247)
Sale (acquisition) of short-term investments, net		(436,584)	103,227	(6,595)
Net cash used in investing activities		(610,295)	(49,497)	(158,802)

Cash flows from financing activities
Payments of lease liabilities	13	(6,121)	(6,103)	(3,793)
Proceeds from loans and financing	16	150,000	-	-
Proceeds from initial public offering, net of share issuance costs	1.1	473,976	-	-
Capital contributions		-	1,871	112,509
Share repurchase		-	(2,238)	-
Net cash provided by (used in) financing activities		617,855	(6,470)	108,716

Net increase in cash and cash equivalents		83,473	82	64

Cash and cash equivalents at the beginning of the year		2,457	2,375	2,311
Cash and cash equivalents at the end of the year		85,930	2,457	2,375
		83,473	82	64

See Note 28 for the main transactions in investing and financing activities not affecting cash.

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

1.	Corporate information

Vitru Limited (“Vitru”) and its subsidiaries (collectively, the “Company”) is a holding company incorporated under the laws of the Cayman Islands on March 05, 2020 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “VTRU”. Vitru became the parent company of Vitru Brasil Empreendimentos, Participações e Comércio S.A. (hereafter referred to as “Vitru Brazil”) formerly denominated Treviso Empreendimentos, Participações e Comércio S.A., through the completion of the corporate reorganization described below.

Until the contribution of Vitru Brazil shares to Vitru Limited, in September 2020, Vitru Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Vitru Limited’s consolidated financial information substantially reflect the operations of Vitru Brazil after the corporate reorganization.

Vitru is a holding company jointly controlled by Vinci Partners, through the investments funds “Vinci Capital Partners II FIP Multiestratégia”, “Agresti Investments LLC”, “Botticelli Investments LLC”, Raffaello Investments LLC”, and the Carlyle Group, through the investment funds “Mundi Holdings I LLC” and “Mundi Holdings Ii LLC”

The Company is principally engaged in providing educational services in Brazil, mainly undergraduate and continuing education courses, presentially through its eight campuses in two states, or via distance learning, through 709 (December 31, 2019 – 526) learning centers (“hubs”) across the country.

These consolidated financial statements were authorized for issue by the Board of Directors on March 29th, 2021.

1.1.	Corporate reorganization and initial public offering

On March 5, 2020, Vitru was incorporated in the Cayman Islands, for the purposes of its initial public offering (“IPO”).

On September 2, 2020, each of Vitru Brazil ́s shareholders had agreed to contribute their respective shares on Vitru Brazil to Vitru Limited, exchanging thirty-one common shares into one ordinary share of Vitru Limited. As a result of this exchange, a reverse share split has been applied retrospectively to all figures in the historical financial statements regarding number of shares (Note 21) and per share data as if the reverse share split had been in effect for all periods presented.

On September 17, 2020, Vitru Limited priced its initial public offering (“IPO”) of 6,000,000 Class A common shares, which began trading on the Nasdaq Global Select Market (“NASDAQ”) on September 18, 2020 under the symbol “VTRU”. The initial offering price was US$ 16.00 per Class A common share.

On September 22, 2020, the share capital of Vitru Limited was increased by 6,000,000 Class A shares through the proceeds received as a result of the IPO of US$ 96,000 thousand (or R$ 521,558). The net proceeds from the IPO were US$ 90,672 thousand (or R$ 492,612), after deducting US$ 5,328 thousand (or R$ 28,946) in underwriting discounts and commissions and other offering expenses totaled US$ 3,430 thousand (or R$ 18,636). The share issuance costs totaled R$ 47,582.

1.2.	Coronavirus pandemic

The Company is closely monitoring the situation of the 2019 novel coronavirus, or Covid-19, and taking the necessary measures for the safety and well-being of employees, students, associates and partners. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company´s future performance and financial results. In particular and in the interest of public health and safety, state and local governments in Brazil have required mandatory school closures, which has resulted in the closure of on-campus learning facilities and hubs.

In response to the outbreak, the Company has efficiently implemented several measures aimed at safeguarding the health of employees, students and hub partners and the stability of operations, including: (1) creating a crisis management committee and a financial committee to discuss the action plan for the Company to address the challenges posed by the Covid-19 pandemic; (2) temporarily replacing in-person weekly meetings at the hubs with online meetings between students and tutors across all units, as a result of which since March 30, 2020 all students have had real-time meetings with their tutors; (3) training teachers and tutors to support students in this new format; (4) remote support to deliver high-quality content to students and maintain high levels of engagement and a superior learning experience; (5) making no changes to the course schedule or curriculum; (6) putting in place remote emotional and psychological support to students and employees, provided by the Company´s psychology department; and (7) making home office available for all the employees.

As of December 31, 2020, there has been no material impact on the Company’s operations, as most of the Company’s services are already delivered remotely (Distance learning undergraduate courses and most of continuing education courses) or capable of being delivered remotely (some of Continuing education courses and On-campus undergraduate courses). In addition, based on preliminary information available until the approval of these consolidated financial statements:

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

•	There was no relevant impact on net revenue for the year ended December 31, 2020, which was slightly below the expected for the year but presented a growth 13% when compared to prior year. Student defaults have remained within the expected levels and the engagement of students, compared to 2019, deteriorated very slightly.

•	The provision for expected credit losses increased as result of the methodology used which captures the increase in historical losses with receivables during 2020, which, as a consequence, already reflects the incurred impacts of Covid-19 pandemic.

•	The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets (impairment tests) and concluded that no additional provision for impairment of long-lived assets needed to be recorded in the financial statements.

•	The Company has obtained rent concessions on lease contracts due to the temporary suspension of classes in the on-campus learning facilities and hubs caused by the mandatory school closures during the pandemic. A gain of R$ 2,046 was recognized as Other income (expenses), net, in the statement of profit and loss. Except for these concessions, there were no changes to contractual obligations regarding leased buildings and there were no changes in the expected useful life and residual amount of properties and equipment as a result of Covid-19.

•	No changes in the provision for contingencies against the Company were identified as a result of Covid-19.

•	As an incentive for the students to keep the payment of tuition fees up to the due date, the Company has granted an additional discount of 5% to all the students that paid their tuitions fees up to the due date in April and May 2020. The amounts of additional discounts granted was of R$ 4,005.

•	The Company currently has sufficient working capital and other undrawn financing facilities to service its operating activities and ongoing investments.

•	The Company has also taken benefit of the Emergency employment and income preservation benefit program by the federal government: The Brazilian federal government offered the option of either reducing workload and salary payment for up to three months or suspending employment contracts for up to two months in exchange for the guarantee of maintaining the employee after the suspension for the same period as the contract is effectively suspended. The Company has suspended 195 employment contracts from May to September 2020.

Due to the ongoing populational inoculation the Company is ready to resume on-campus unit’s classes with the necessary measures for the safety and well-being of students as soon as the state and local governments in Brazil authorize the schools reopening.

2.	Significant accounting policies

The main accounting policies applied in the preparation of these consolidated financial statements of the Company are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated. The financial statements are for the group consisting of Vitru and its subsidiaries.

2.1.	Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

The financial statements have been prepared under the historical cost convention, except for share-based compensation, which are adjusted to reflect fair value measurement.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Company’s accounting policies.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3. Actual results may differ from estimates.

All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

2.2.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company for the years ended December 31, 2020 and 2019.

The table below list the Company's subsidiaries:

				Direct and indirect
				interest
Name	Main activities	Location	Investment type	2020	2019 (i)
Vitru Brasil Empreendimentos, Participações e Comércio S.A	Continuing education courses	Florianópolis - SC	Subsidiary	100%	100%
UNIASSELVI - Sociedade Educacional Leonardo da Vinci S/S Ltda	Distance learning, on-campus undergraduate and continuing education courses	Indaial - SC	Subsidiary	100%	100%
FAMEG - Sociedade Educacional do Vale do Itapocu S/S Ltda.	On-campus undergraduate and continuing education courses	Guaramirim - SC	Subsidiary	100%	100%
FAIR Educacional Ltda.	On-campus undergraduate and continuing education courses	Rondonópolis - MT	Subsidiary	100%	100%
FAC Educacional Ltda.	On-campus undergraduate and continuing education courses	Cuiabá - MS	Subsidiary	100%	100%

(i) The comparative numbers presented in these financial statements from the Company contemplates 100% of direct and indirect interest of the subsidiaries listed above as the interest was not changed by the corporate reorganization described in Note 1.1.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

a)	Subsidiaries

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company's accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognized the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of profit or loss.

b)	Joint arrangements

Investments in joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Company has only joint operations.

Joint operations

The Company recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. These have been incorporated in the financial statements under the appropriate headings. Details of the joint operation are set out in Note 2.5.p.

2.3.	Functional and presentation currency

The items included in the consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Brazilian Reais (R$), which is the Company’s functional currency and the Company’s presentation currency.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

2.4.	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting period; or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.5.	Summary of accounting policies

a)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company's accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

b)	Financial instruments—initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i.	Financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Company's business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income (“OCI”), it needs to give rise to cash flows that are "solely payments of principal and interest (SPPI)" on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: financial assets at amortized cost or financial assets at fair value through profit or loss.

Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost mainly includes ‘Cash and cash equivalents’, 'Short-term investments' and ‘Trade receivables’.

The Company reclassifies financial assets only when its business approach for managing those assets changes.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit and loss (“FVPL”) include held for trading financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. At the balance sheet date there are no financial assets measured at FVPL.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Financial assets are classified as fair value through profit and loss if they either fail the contractual cash flow test or in the Company’s business model are acquired for the purpose of selling or repurchasing in the near term. Financial assets may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income. The net gain or loss recognized in the statement of income includes any dividend or interest earned on the financial asset. At the balance sheet date there are no financial assets measured at FVPL.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company's statement of financial position) when:

•	The rights to receive cash flows from the asset have expired; or

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•	Significant accounting estimates and assumptions – Note 3.

•	Trade receivables – Note 9.

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for credit losses based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payments are 365 days past due. In certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss or amortized cost, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

The Company's financial liabilities include trade payables, loans and financing lease liabilities, prepayments from customers, accounts payable from acquisition of subsidiaries and share-based compensation.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at FVPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVPL.

Financial liabilities are considered as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes financial instruments entered by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 – Financial Instruments.

Gains or losses on liabilities at fair value through PL are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 – Financial Instruments are satisfied. The Company has designated its financial liability related to share-based compensation as at FVPL.

Amortized cost

After initial recognition, interest-bearing financial liabilities are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as financial expenses in the statement of profit or loss.

The Company's financial liabilities at amortized cost include trade payables, loans and financing, lease liabilities, prepayments from costumers and accounts payable from acquisition of subsidiaries.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

c)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term financial investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash, bank deposits and short-term highly liquid financial investments, as they are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and considered an integral part of the Company's cash management.

d)	Prepaid expenses

Prepaid expenses are recognized as an asset in the statement of financial position. These expenditures include prepaid software licenses, insurance premiums and prepaid vacations to employees.

e)	Indemnification assets

When the selling shareholders of acquired entities have contractually agreed to indemnify the Company for amounts that may become payable in respect of lawsuits pertaining to the period under their responsibility, indemnification assets are recorded to the proportion of the respective provision. Subsequent changes in the amount recognized for the indemnification asset may occur in relation to the provision for contingencies, according to changes in the range of outcomes or the assumptions used to develop the estimate of the liability at the time of the acquisition.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

f)	Leases

The group leases offices, buildings and equipment. Rental contracts are typically made for fixed periods of 1 to 20 years but may have extension options.

Contracts may contain both lease and non-lease components. The group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the group is a lessee, it has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

To determine the incremental borrowing rate, the Company:

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received.

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk when the individual lessee does not have recent third-party financing; and

•	makes adjustments specific to the lease, e.g. term, country, currency and security.

The group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of use assets are subject to impairment.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

g)	Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, which are specifically exempt from this requirement.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset (or disposal group) is recognized at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

The group has no disposal groups that are component classified as held for sale and representing a separate major line of business or geographical area of operations that qualify as a discontinued operation.

h)	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation. Historical cost includes acquisition, formation or construction cost. Historical cost also includes financial expenses related to the acquisition of qualifying assets.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Company and they can be measured reliably. The carrying amount of the replaced items or parts is derecognized. All other repairs and maintenance are charged to the statement of profit or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to reduce their cost to their residual value over their estimated useful lives, as follows:

Annual average rate
Buildings	4%
IT equipment	20%
Furniture, fittings and facilities	10%
Leasehold improvements	4% - 10%
Library	10%

An asset’s carrying amount is immediately written down to the recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the amounts of sales with the carrying amounts and are recognized within "Other operating income (expenses)" in the statement of profit or loss.

The Company annually reviews the useful lives and residual value of its assets. Based on review completed for December 31, 2019, the Company concluded that the depreciation rates used are consistent with its operations and that there are no changes to residual value of assets.

i)	Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred;

•	liabilities incurred to the former owners of the acquired business;

•	equity interests issued by the Company;

•	fair value of any asset or liability resulting from a contingent consideration arrangement; and

•	fair value of any pre-existing equity interest in the subsidiary.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

The excess of the

•	consideration transferred or to be transferred;

•	amount of any non-controlling interest in the acquired entity; and

•	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration, when applicable, is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

j)	Intangible assets

Computer programs (software) and internal project development

Computer software licenses are capitalized and amortized under the straight-line method over their useful lives.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software/project so that it will be available for use or sale;

•	Management intends to complete the software/project and to use it or sell it;

•	The software/project may be sold or used;

•	Future benefits associated with the software can be demonstrated;

•	Adequate technical, financial and other resources are available to complete the design, and for the use or sale of the software/project; and

•	The expenses attributable to the software/project during its development can be measured reliably.

Directly attributable costs that are capitalized as part of the software/project product include the software/project development employee costs and an appropriate portion of relevant overheads.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period.

Computer software and project development costs recognized as assets are amortized using the straight-line method over their estimated useful lives. The average estimated useful lives of the software is 5 years and project development costs is 4 years.

Trademarks and licenses

Trademarks and licenses acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, trademarks and licenses with a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Goodwill

Goodwill is measured as the positive difference between the amount paid or payable and the net fair value of the acquiree’s assets and liabilities and other equity instruments that are acquired/exchanged. In the case of a bargain purchase, the excess of the net fair value of acquiree’s assets and liabilities over the purchase price is recognized in the statement of profit or loss at the acquisition date.

Goodwill is tested annually or more frequently if events or changes in circumstances indicate a potential impairment and carried at cost less accumulated impairment losses, which are not reversed. Gains and losses on disposal of an entity include the carrying amount of the goodwill on the entity disposed of.

Contractual customer relationships

Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the customer relationship, estimated at 4 years.

Operation licenses for distance learning

Distance learning licenses correspond to the right to operate distance learning in a given municipality, with authorization from the Ministry of Education, and in order to obtain such rights, an institution must meet a number of requirements, where the academic and physical infrastructure is assessed. Accordingly, this has been identified and allocated to the Company's business combination and was assessed as having an indefinite useful life, since as from the time such a license is granted the likelihood of losing it is virtually nil.

Operation licenses for distance learning are tested annually or more frequently if events or changes in circumstances indicate a potential impairment and carried at cost less accumulated impairment losses, which are not reversed.

Teaching/learning materials - TLM

TLMs acquired in a business combination are recognized at fair value at the acquisition date. The TLMs have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the use of the TLM at classes, estimated at 5 years.

Non-compete agreements

Non-compete agreements acquired in a business combination are recognized at fair value at the acquisition date. The non-compete agreements have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the non-compete agreement, estimated at 5 years.

k)	Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company's CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination and licenses with indefinite useful lives in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Impairment losses of continuing operations are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset's or CGU's recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

l)	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business also includes amounts related to tuition fees to be transferred to hub partners as described in note 2.5.p.

m)	Provision for contingencies

Provisions for losses related to legal and administrative proceedings involving labor, tax and civil matters are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the liability, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the liability, using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the time elapsed is recognized as interest expense.

n)	Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

o)	Share-based payments

The Company offers its managers and executives employee share schemes for the granting of share options issued by the Company, which can be settled either by delivering equity instruments (equity-settled transactions) or by payments in cash (cash-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by the fair value at the date options are granted by using an appropriate valuation model. Cost is recognized as an employee benefits expense, with a corresponding increase in equity (other capital reserves) The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of options, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an option, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an option and lead to an immediate expensing of an option unless there are also service and/or performance conditions.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

No expense is recognized for options that do not ultimately vest because non-market performance and/or service conditions have not been met. Where options include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

The relevant services period may commence prior to the grant date. In this situation, the Company estimates the grant date fair value of the equity instruments for the purposes of recognizing the services received during the period between service commencement date and grant date. Once the grant date has been established, the entity revises the earlier estimate so that the amounts recognized for services received is ultimately based on the grant date fair value of the equity instruments.

Any proceeds received as a result of an exercise price, net of any directly attributable transaction costs, are credited directly to equity, as a capital increase for the issuance of new shares of the Company or a deduction of treasury shares when available.

Cash-settled transactions

A liability is recognized for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognized as an employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined using an appropriate valuation model. The approach used to account for vesting conditions when measuring equity-settled transactions also applies to cash-settled transactions.

At the balance sheet date, the Company revises its estimates of liability fair value (for the cash-settled transactions) and of the number of options whose rights are to be vested based on the established non-market vesting and service conditions (for both equity and cash-settled transactions). The impact of revising initial estimates, if any, is recognized in the statement of profit or loss prospectively. The significant judgments, estimates and assumptions regarding share-based payments are described further in Note 3. Refer to Note 22 for detailed information relating to these share schemes.

p)	Revenue from contracts with customers

The Company's revenue consists primarily of tuition fees charged for distance learning undergraduate courses, on-campus undergraduate courses and continuing education courses. The Company also generates revenue from student fees and certain education-related activities.

Revenue from tuitions are recognized over time when services are rendered to the customer and the Company satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenues from tuitions are recognized net of scholarships from government programs (Note 2.5.s), cancelations (Note 9) and other discounts, refunds and taxes

Other revenues are recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Other revenues are presented net of the corresponding discounts, returns and taxes.

Trade receivables

Trade receivables represent the Company's right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Financial instruments—initial recognition and subsequent measurement.

Prepayments from customers

Prepayments from customers (a contract liability) are the obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer, as a result of pre-paid tuition received from students and is recognized separately in current liabilities, when the payment is received. Prepayments from customers are recognized as revenue when the Company performs all obligations related to the contract, generally in the following month.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Joint operations with hub partners

A hub is a local operating unit that can be owned by the Company or third parties (hub partners) and has the responsibility for offering to students the necessary structure in terms of audiovisual resources, library and information technology, to support the distance learning courses.

The contractual agreement between the Company and each hub partner is a joint operation and establishes the rights of each hub partner on the related revenues and obligations for the related expenses. In this sense, the revenue from distance learning and related accounts receivable are recognized only to the portion of the Company’s right to the jointly revenue. As a result, when the Company receives the student’s monthly tuition fee in whole, an obligation to the hub partner is accrued under trade payables.

q)	Financial results

Financial income is recognized based on the time elapsed, using the effective interest rate method. When a loss is identified in relation to trade receivables, the carrying amount is reduced to its recoverable amount, which corresponds to the estimated future cash flows, discounted at the original effective interest rate of the instrument. Subsequently, as time elapses, interest rates are incorporated into trade receivables, matched against financial income. This financial income is calculated by the same effective interest rate used to calculate the recoverable amount, i.e., the original rate of trade receivables.

Financial expenses include interest expenses on financial liabilities, such as interests accrued on loans and financing, accounts payable from acquisition of subsidiaries and lease liabilities.

Financial results also includes gains and losses associated with transactions denominated in foreign currencies.

r)	Earnings per share

Basic earnings per share is calculated by dividing:

•	the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares

•	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares (note 21).

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

s)	Taxes

Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to the Company or to any holder of ordinary shares. Therefore, taxes are comprised of taxation over operations in Brazil, as follows:

Tax incentives

The higher education companies maintained by the Company are part of the University for All Program – ProUni, which establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for post-secondary education institutions that provide in exchange full and partial scholarships to a certain number of low-income students enrolled in traditional undergraduate and technological undergraduate programs. The following federal taxes are included in the exemption:

•	Income taxes: Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”)

•	Contributions on revenue: Social Integration Program tax (Programa de Integração Social or “PIS”) and the Social Contribution on Revenues tax (Contribuição para o Financiamento da Seguridade Social, or “COFINS”)

Current income taxes

Income taxes in Brazil are comprised of IRPJ and CSLL. According to Brazilian tax law, income taxes and social contribution are assessed and paid by each legal entity and not on a consolidated basis. Income tax of each entity is calculated based on income, adjusted to taxable income by the additions and exclusions provided for in legislation.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Current income taxes were calculated based on the criteria established by the Normative Instruction of the Brazilian Internal Revenue Service, specifically regarding the PROUNI program, which allows exemption of these taxes from traditional and technological graduation activities.

The ProUni program benefit for income taxes is based on a fixed percentage of approved scholarships granted by the federal government to students upon each student’s request and is deducted from tuition gross revenue during the entire duration of such student's undergraduate studies (regardless of the tuition fee set out in the service contract) and as long as the student continues to comply with the scholarship requirements imposed by the government for each semester during the undergraduate course. The Company recognizes the economic benefits from the ProUni scholarships as tax deductions, as applicable.

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income taxes

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects either accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized. In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Sales and other taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable.

•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost / expense, in the statement of profit or loss.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Company’s customers and recognized as deductions to gross revenue against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes and are offset on a monthly basis against Taxes payable and presented net, as the amounts are due to the same tax authority. PIS and COFINS are contributions calculated on two different regimes according to Brazilian tax legislation: cumulative method and non-cumulative method.

The regulation of PROUNI defines that the revenue from traditional and technological under-graduation courses are exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged based on the cumulative method at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS and COFINS are charged based on the non-cumulative method at rate of 1.65% and 7.6%, respectively.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Company’s customers for the services the Company renders. These are recognized as deductions to gross revenue against tax liabilities, as the Company acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%.

INSS is a social security charge levied on wages paid to employees

2.6.	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Group.

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2020:

•	Definition of Material – Amendments to IAS 1 and IAS 8

•	Definition of a Business – Amendments to IFRS 3

•	Interest Rate Benchmark Reform – Amendments to IFRS 7, IFRS 9 and IAS 39

•	Revised Conceptual Framework for Financial Reporting

•	Annual Improvements to IFRS Standards 2015 – 2017 Cycle

The Company also elected to early adopt the amendments to IFRS 16 with respect to rent concessions, which have been granted to lessees as a result of the Covid-19 pandemic. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. In May 2020, the IASB made an amendment to IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted. Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions. Details on the rent concessions received by the Company are described in Note 13.

Except for the rent concessions, the amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

New standards and interpretations not yet adopted.

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

•	Classification of Liabilities as Current or Non-current – Amendments to IAS 1

•	Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16

•	Reference to the Conceptual Framework – Amendments to IFRS 3

•	Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37

•	Annual Improvements to IFRS Standards 2018–2020

•	Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28

These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

3.	Significant accounting estimates and assumptions

The preparation of the Company's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company's exposure to risks and uncertainties includes:

•	Capital management – Note 7

•	Financial instruments risk management and policies – Note 5.4

•	Sensitivity analyses disclosures – Note 5.4.1

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Estimates and assumptions:

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company's control. Such changes are reflected in the assumptions where they occur.

a)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit ("CGU") or group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm's length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model ("DCF" model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes.

These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Company. The key assumptions used to determine the recoverable amount for each CGU, including a sensitivity analysis, are disclosed and further explained in Note 15.

b)	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques. The inputs into these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to estimate fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 5 for further disclosures.

c)	Credit losses on trade receivables

The Company recognizes an allowance for expected credit losses (ECLs) for trade receivables applying a simplified approach in calculating ECLs. As a result, the Company does not track changes in credit risk, but rather recognizes an allowance for doubtful accounts based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The Company considers a trade receivable to be in default when contractual payments are 365 days past due. In certain cases, however, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A trade receivable is written off when there is no reasonable expectation of recovering the contractual cash flows. The information about the allowance for expected credit losses is disclosed in Note 9.

d)	Provision for contingencies

The Company is party to proceedings at judicial and administrative levels, as disclosed in Note 19. The provision for legal proceedings is set up for all proceedings assessed as probable losses. The likelihood of loss is assessed based on available evidence, the hierarchy of laws, case law, most recent court decisions and their relevance within the legal system, and the assessment made by the outside legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations, additional exposures identified based on new matters or court decisions.

e)	Lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has the option, under some of its leases to lease the assets for additional terms. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

f)	Incremental lease rate

The Company is unable to determine the implicit discount rate to be applied to its lease agreements. Therefore, the incremental rate on the lessee's loan is used to calculate the present value of the lease liabilities at the initial registration of the lease.

The lessee's incremental loan rate is the interest rate that the lessee would have to pay when borrowing funds for the acquisition of an asset similar to the asset object of the lease, for a similar term and with a similar guarantee, the funds required to obtain the asset with a value similar to the right of use asset in a similar economic environment.

Obtaining this rate involves a high degree of judgment and should be a function of the lessee's credit risk, the term of the lease, the nature and quality of the collateral offered and the economic environment in which the transaction takes place. The rate calculation process preferably uses readily observable information from which to make the necessary adjustments to arrive at its incremental lending rate.

The IFRS 16 allows the incremental rate to be determined for a grouping of contracts, since this choice is associated with the validation that the grouped contracts have similar characteristics.

The Company has adopted the aforementioned practical method of determining groupings for its scope lease agreements as it understands that the effects of their application do not materially differ from the application to individual leases. The size and composition of the portfolios were defined according to the following assumptions: (a) assets of a similar nature and (b) remaining maturities with respect to the similar initial application date.

g)	Share-based compensation

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date and at each reporting period, for the liability portion on cash-settled transactions.

The Company uses certain methodologies to estimate fair value which include the following:

•	estimation of fair value based on equity transactions with third parties close to the grant date;

•	other valuation techniques including option pricing models such as Black-Scholes.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option, expected volatility of the price of the Company’s shares and expected dividend yield.

4.	Segment reporting

Segment information is presented consistently with the internal reports provided to the Senior management team, consisting of the chief executive officer, the chief financial officer and other executives, and which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company’s strategic decisions.

In reviewing the operational performance of the Company and allocating resources, the CODM reviews selected items of the statement of profit or loss and of comprehensive income, based on relevant financial data for each of the Company’s operating segments, represented by the Company’s main lines of service from which it generates revenue, as follows:

•	Distance learning undergraduate courses

•	Continuing education courses

•	On-campus undergraduate courses

Segment performance is primarily evaluated based on net revenue and on adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA). The Adjusted EBITDA is calculated as operating profit plus depreciation and amortization plus interest received on late payments of monthly tuition fees and adjusted by the elimination of effects from share-based compensation plus/minus exceptional expenses. General and administrative expenses (except for intangible assets’ amortization and impairment expenses), finance results (other than interest on tuition fees paid in arrears) and income taxes are managed on a Company’s consolidated basis and are not allocated to operating segments.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

There were no inter-segment revenues in the year ended December 31, 2020 and 2019. There were no adjustments or eliminations in the profit or loss between segments.

The CODM do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and all the assets, liabilities and results are allocated in Brazil

a)	Measures of performance

	Distance
	learning	Continuing	On-campus
	undergraduate	education	undergraduate
	courses	courses	courses	Total allocated
2020
Net revenue	423,035	40,589	55,555	519,179
Adjusted EBITDA	156,089	27,045	16,848	199,982
% Adjusted EBITDA margin	36.90%	66.63%	30.33%	38.52%

2019
Net revenue	336,317	47,103	77,647	461,067
Adjusted EBITDA	112,919	33,335	20,871	167,125
% Adjusted EBITDA margin	33.58%	70.77%	26.88%	36.25%

2018
Net revenue	259,591	33,044	90,814	383,449
Adjusted EBITDA	93,427	21,175	28,374	142,976
% Adjusted EBITDA margin	35.99%	64.08%	31.24%	37.29%

The total of the reportable segments’ net revenues represents the Company’s net revenue. A reconciliation of the Company’s loss before taxes to the allocated Adjusted EBITDA is shown below:

	2020	2019	2018
Income before taxes	33,083	(77,052)	(50,215)
(+) Financial result	27,860	41,196	42,571
(+) Depreciation and amortization	51,474	62,445	56,284
(+) Interest on tuition fees paid in arrears	15,715	8,265	8,887
(+) Impairment of non-current assets	-	51,022	33,537
(+) Share-based compensation plan	11,823	26,372	7,450
(+) Other income (expenses), net	(512)	905	1,041
(+) Restructuring expenses	4,780	4,484	2,231
(+) M&A and Offering Expenses	2,391	-	6,000
(+) Other operational expenses unallocated	53,368	49,488	35,190
Adjusted EBITDA allocated to segments	199,982	167,125	142,976

b)	Other profit and loss disclosure

	Distance
	learning	Continuing	On-campus
	undergraduate	education	undergraduate
	courses	courses	courses	Unallocated	Total
2020
Net impairment losses on financial assets	61,257	5,917	9,666		76,840
Depreciation and amortization	34,431	1,972	8,919	6,152	51,474
Interest on tuition fees paid in arrears	11,706	585	3,424		15,715

2019
Net impairment losses on financial assets	43,701	3,958	10,519	-	58,178
Depreciation and amortization	38,402	4,085	14,259	5,699	62,445
Impairment of non-current assets	-	-	51,022	-	51,022
Interest on tuition fees paid in arrears	7,106	16	1,143	-	8,265

2018
Net impairment losses on financial assets	31,934	3,672	8,972	-	44,578
Depreciation and amortization	31,981	3,927	15,969	4,407	56,284
Impairment of non-current assets	-	-	33,537	-	33,537
Interest on tuition fees paid in arrears	7,641	17	1,229	-	8,887

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

5.	Financial assets and financial liabilities

5.1.	Financial assets

	2020	2019
At amortized cost
Cash and cash equivalents	85,930	2,457
Short-term investments	515,201	72,321
Trade receivables	122,039	91,916
Total	723,170	166,694
Current	716,246	162,908
Non-current	6,924	3,786

5.2.	Financial Liabilities

	2020	2019
At amortized cost
Trade payables	32,240	29,978
Loans and financing	151,757	-
Lease liabilities	149,353	103,188
Prepayments from customers	9,657	3,186
Accounts payable from acquisition of subsidiaries	274,861	379,540
At FVPL
Share-based compensation	46,260	34,950
Total	664,128	550,842
Current	352,007	179,317
Non-current	312,121	371,525

5.3.	Fair Values

The Company assessed that the fair values of cash and cash equivalents, short-term investments, current trade receivables, trade payables, loans and financing and prepayments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities and the accounts payable from acquisition of subsidiaries have their carrying amount discounted by their respective effective interest rate in order to be presented as close as possible to its fair value. Share-based compensation is measured at FVPL.

5.4.	Financial instruments risk management objectives and policies

The Company's principal financial liabilities comprise accounts payable from acquisition of subsidiaries, loans and financing, trade payables, prepayments from customers, lease liabilities and share-based compensation. The main purpose of these financial liabilities is to finance the Company's operations. The Company's principal financial assets include trade receivables, short-term investments and cash and cash equivalents that derive directly from its operations.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company's policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

5.4.1.	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's exposure to market risk is related to interest rate risk and exchange rate risk.

The sensitivity analysis in the following sections relate to the position as at December 31, 2020.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's short-term investments, PEP – special installment payment trade receivables (Note 9), loans and financing, lease liabilities and accounts payable from acquisition of subsidiaries, subject in each case to variable interest rates, principally the Brazilian interbank deposit (Certificado de Depósito Interbancário), or CDI rate, the General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M, and the Broad National Consumer Price Index (Índice nacional de Preços ao Consumidor Amplo), or IPCA inflation rate.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on short-term investments, trade receivables, loans and financing, lease liabilities and accounts payable from acquisition of subsidiaries. With all variables held constant, the Company's income before income taxes is affected through the impact on floating interest rate, as follows:

					Increase / decrease in interest rate
	Balance as of 12/31/2020	Index - % per year	Probable scenario	Risk	Possible scenario 25%	Remote scenario 75%
Short-term investments	515,201	144,64% CDI - 3,99%	20,557	Decrease	15,417	5,139
Trade receivables	12,029	IPCA - 4,51%	543	Decrease	678	949
Loans and financing	151,757	CDI + 3.6% p.a. - 6,36%	9,652	Increase	12,065	16,891
Lease liabilities	149,353	IGP-M - 25,31%	37,801	Increase	47,252	66,152
Accounts payable from acquisition of subsidiaries	274,861	IPCA - 4,51%	12,396	Increase	15,495	21,693

Probable scenario reflects the closing rates of the fixed interest yield and inflation indexes at year-end. The possible scenario projects a variation of 25 percent in these rates and, the remote scenario, a variation of 75 percent, both rise and fall, being considered the largest losses resulting by risk factor.

Exchange rate risk

Exchange rate risk relates to potentially adverse results that the Company may face from fluctuations in foreign currency exchange rates from economic crisis, sovereign monetary policy alterations, or market movements.

The Company's exposure to the risk of changes in foreign currency exchange rates relates to some of the Company's cash and cash equivalents.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in exchange rates on cash and cash equivalents. With all variables held constant, the Company's income before income taxes is affected through the impact on floating exchange rate, as follows:

				Depreciation of exchange rate
	Balance as of 12/31/2020	Currency	Current exchange rate	Probable scenario VaR 99% C.L. 1 day (i)	Possible scenario - exchange rate variation 25%	Remote scenario - exchange rate variation 75%
Cash and cash equivalents	10,586	USD	5,1967	217	2,647	7,940

(i) Value at risk (VaR) is a measure of the risk of loss for investments. It estimates how much a set of investments might lose (with a given Confidence Level – C.L.), given normal market conditions, in a set time period such as a day.

5.4.2.	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the Company’s exposure to third parties, including cash and cash equivalents and short-term investments, as well as from its operating activities, primarily related to trade receivables from customers.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 9 for additional information on the Company's trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company's maximum exposure to credit risk for the components of the statement of financial position at December 31, 2020 and 2019 is the carrying amounts of its financial assets.

5.4.3.	Liquidity risk

The Company's Management has responsibility for monitor liquidity risk. In order to achieve the Company's objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations and accounts payable from acquisition of subsidiaries.

The tables below summarize the maturity profile of the Company's financial liabilities based on contractual undiscounted amounts:

As of December 31, 2020	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	32,240	-	-	-	32,240
Loans and financing	151,757	-	-	-	151,757
Lease liabilities	24,734	48,222	46,165	124,076	243,197
Other leases (i)	2,930	1,465	1,085	420	5,900
Prepayments from customers	9,657	-	-	-	9,657
Accounts payable from acquisition of subsidiaries	139,488	139,488	-	-	278,976
Share-based compensation	-	-	51,172	36,881	88,053
Total	360,806	189,175	98,422	161,377	809,780

As of December 31, 2019	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	29,978	-	-	-	29,978
Lease liabilities	21,999	39,218	38,430	93,373	193,020
Other leases (i)	2,804	1,402	1,038	402	5,646
Prepayments from customers	3,186	-	-	-	3,186
Accounts payable from acquisition of subsidiaries	135,233	281,022	-	-	416,255
Share-based compensation	-	-	-	78,455	78,455
Total	193,200	321,642	39,468	172,230	726,540

(i) Refer to commitments from lease agreements that fall into the exemptions of short-term leases and low-value assets and therefore not recognized in lease liabilities.

6.	Fair Value Measurement

As of December 31, 2020, the Company have only Share-based compensation liabilities measured at fair value, in the amount of R$ 46,260, (2019 – R$ 34,950) which are classified in Level 3 of fair value measurement hierarchy given significant unobservable inputs used.

There were no transfers between Levels during the year ended on December 31, 2020.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

The following table presents the changes in level 3 items for the year ended on December 31, 2020, and 2019 for recurring fair value measurements:

	Share-based compensation
	2020	2019	2018
Opening balance at January 1	34,950	7,045	191
Issue of shares to employees	-	1,844	-
Settlement in cash	-	(2,238)	-
Reclassification from (to) equity	(513)	7,299	2,225
Expenses recognized – general and administrative	11,823	21,000	4,629
Balance at December 31	46,260	34,950	7,045

The Company assessed that the fair values of financial instruments at amortized cost such as cash and cash equivalents, short-term investments, current trade receivables, trade payables and prepayments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities, accounts payable from acquisition of subsidiaries and loans and financing have their carrying amount adjusted by their respective effective interest rate in order to be presented as close as possible to its fair value.

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

	Weighted average inputs
Unobservable inputs	2020	2019	2018	Relationship with of unobservable inputs to fair value
Net operating revenue growth rate (i)	22.5%	20.3%	14.1%	2020: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 586; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 519.
Pre-tax discount rate (ii)	11.4%	13.5%	16.9%	2019: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 291; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 874

(i) The growth rate of net operating revenue is based on the historical growth of the student base and management’s expectations of market development.

(ii) Pre-tax discount rate reflects specific risks relating to the segment and country in which the Company operates.

7.	Capital management

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for stockholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital, maximizing the return to stockholders.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

At December 31, 2020, the Company had a capital structure designed to enable its growth strategy, either organically or through acquisitions. Investment decisions take into consideration the expected return potential. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020 and 2019.

Capital is managed considering the consolidated position. The Company has no transaction subjected to any financial covenant

8.	Cash and cash equivalents and short-term investments

	December 31,	December 31,
	2020	2019
Cash equivalents and bank deposits in foreign currency (i)	10,586	-
Cash equivalents (ii)	75,344	2,457
Cash and cash equivalents	85,930	2,457

Investment funds (iii)	515,201	72,321

(i) Short-term deposits (mainly proceeds from the IPO) maintained in U.S. dollar.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

(ii) Cash equivalents are comprised of short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

(iii) Short-term investments, increased by the proceeds from the IPO, correspond to financial investments in Investment Funds, with highly rated financial institutions. As of December 31, 2020, the average interest on these Investment Funds are 3.99% p.a., corresponding to 144.64% of CDI (December 31, 2019 – 5.81% p.a. – 99.10% of CDI). Despite the fact these investments have high liquidity and have insignificant risk of changes in value, they do not qualify as cash equivalents given the nature of investment portfolio and their maturity. Due to the short-term nature of these investments, their carrying amount is considered to be the same as their fair value.

9.	Trade receivables

	2020	2019
Tuition fees	206,107	161,049
FIES and UNIEDU Guaranteed Credits	4,041	7,196
PEP - Special Installment Payment (i)	17,155	8,542
Provision for revenue cancellation	(3,136)	(5,212)
Allowance for expected credit losses of trade receivables	(102,128)	(79,659)
Total trade receivables	122,039	91,916

Current	115,115	88,130
Non-current	6,924	3,786

(i) In 2015, a special private installment payment program (PEP) was introduced to facilitate the entry of students who could not qualify for FIES, due to changes occurred to the program at the time. These receivables bear interests of 1.34% and, given the long term of the installments, they have been discounted at an interbank rate of 2.76%.

The aging list of trade receivables is as follows:

	2020	2019
Receivables falling due	70,216	72,647

Receivables past due
From 1 to 30 days	24,990	22,322
From 31 to 60 days	21,176	15,135
From 61 to 90 days	17,697	13,473
From 91 to 180 days	30,771	27,968
From 181 to 365 days	62,453	25,242
Provision for revenue cancellation	(3,136)	(5,212)
Allowance for estimated credit losses	(102,128)	(79,659)
	122,039	91,916

Cancellations consist of deductions of the revenue to adjust it to the extension it is probable that it will not be reversed, generally related to students that have not attended classes and do not recognize the service provided or are dissatisfied with the services being provided. A provision for cancellation is estimated using the expected value method, which considers accumulated experience and is updated at the end of each period for changes in expectations.

Changes in the Company’s revenue cancellation provision are as follows:

	2020	2019	2018
At the beginning of the year	(5,212)	(5,655)	(5,421)
Additions	(16,527)	(20,890)	(16,283)
Write-off	14,764	21,333	16,049
Reversals	3,839	-	-
At the end of the year	(3,136)	(5,212)	(5,655)

The Company records the allowance for expected credit losses of trade receivables on a monthly basis by analyzing the amounts invoiced in the month, the monthly volume of receivables and the respective outstanding amounts by late payment range, calculating the recovery performance. Under this methodology, the monthly billed amount and each late payment range is assigned a percentage of probability of loss that is accrued for on a recurring basis.

When the delay exceeds 365 days, the receivable is written down. Even for written-off receivables, collection efforts continue, and their receipt is recognized directly in the statement of profit or loss, when incurred, as recovery of losses.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Changes in the Company’s allowance for expected credit losses are as follows:

	2020	2019	2018
At the beginning of the year	(79,659)	(66,199)	(55,649)
Write-off of uncollectible receivables	59,704	39,385	34,028
Reversal	23,752	20,739	22,469
Reclassified to (from) held for sale	(5,333)	5,333	-
Allowance for expected credit losses	(100,592)	(78,917)	(67,047)
At the end of the year	(102,128)	(79,659)	(66,199)

10.	Current and deferred income tax

a)	Reconciliation of income tax in the statement of profit or loss

Income tax differ from the theoretical amount that would have been obtained by using the nominal income tax rates applicable to the income of the Company entities, as follows:

	2020	2019	2018
Earnings (losses) before taxes	33,083	(77,052)	(50,215)
Combined income tax rate in Brazil - % (i)	34%	34%	34%
Income tax at statutory rates	(11,248)	26,198	17,073

Income exempt from taxation - ProUni benefit (ii)	25,307	19,106	14,844
Unrecognized deferred tax asset on tax losses (iii)	(2,192)	(32,505)	(26,873)
Previously unrecognized tax losses used to reduce deferred tax (iii)	10,632	-	-
Previously unrecognized temporary differences (iii)	12,219	-	-
Income from entities not subject to taxation	(12,069)	-	-
Non-deductible expenses	(6,148)	(1,902)	-
Other	2,530	(5)	(33)
Total income tax and social contribution	19,031	10,892	5,011
Effective tax rate - %	(58)%	14%	10%

Current income tax expense	(19,556)	(14,813)	(10,640)
Deferred income tax income	38,587	25,705	15,651

(i) Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to all Company’s subsidiaries, operating entities in Brazil.

(ii) The University for All Program - ProUni, establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for higher education institutions that provide full and partial scholarships to low-income students enrolled in traditional undergraduate and technological undergraduate programs. The Company's higher education companies are included in this program.

(iii) The Company has unused tax loss carryforwards and temporary differences previously unrecognized. Given the continuous growth in Continuing Education activities for the last two years and recent changes to the structure of its operations, the Company reviewed previously unrecognized tax losses and temporary differences, determining that it is now probable that taxable profits will be available against which the tax losses can be utilized and temporary differences can be realized, and that are now expected to be used and realized until 2022. During 2020 the Company already used R$ 3,208 of tax loss carryforwards.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

b)	Deferred income tax

	Balance sheet		Profit or loss
	2020	2019	2020	2019	2018
Tax loss carryforward	7,424	-	7,424	-	-
Intangible assets on business combinations	(20,004)	(24,958)	4,954	18,483	12,667
Allowance for expected credit losses	48,758	27,362	21,396	5,138	3,587
Labor provisions	2,707	-	2,707	-	-
Lease contracts	7,088	6,043	1,045	1,311	1,296
Provision for revenue cancellation	1,066	1,772	(706)	(151)	79
Provision for contingencies	1,983	1,225	758	697	(617)
Other provisions	1,753	744	1,009	452	(1,361)
Total	50,775	12,188	38,587	25,930	15,651

Deferred tax assets	50,775	37,146
Deferred tax liabilities	-	(24,958)

The above deferred taxes were recorded at the nominal rate of 34%. Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however tax loss carryforwards can only be used to offset up to 30% of taxable profit for the year.

11.	Prepaid expenses

	2020	2019
Prepayments to employees	3,605	2,513
Prepayments to suppliers	3,539	4,219
Prepayments to hub partners	1,709	905
Software licensing	533	502
Insurance	177	239
Others	660	560
Prepaid expenses	10,223	8,938

12.	Assets and liabilities held for sale

In December 2019, the Company has decided to sell its subsidiaries FAC/FAMAT and FAIR, and for the UNIASSELVI's undergraduate operation in the campuses Assevim and Famesul. The transaction consists of (i) the sale of the operations from the following campuses located in Brazil in the cities of: Brusque-SC and Rio do Sul-SC, as well as all related assets and liabilities, including the "ASSEVIM" and "FAMESUL" trademarks and (ii) the sale of 100% of the shares issued by the entities "FAC/FAMAT" and "FAIR", its campuses and trademarks.

The Company decided on the sale of these specific assets, that are a portion of the on-campus undergraduate courses segment, in order to raise funds to invest in the distance learning undergraduate courses segment expansion.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

In September 2020, the Company decided that due to the proceeds received from the IPO there was no further reason to sell these assets.

2019
Assets classified as held for sale
Trade receivables	7,935
Income taxes recoverable	207
Prepaid expenses	172
Other taxes recoverable	195
Other assets	122
Right-of-use assets	16,090
Property and equipment	11,704
Intangible assets	8
Total of assets disposal group held for sale	36,433

Liabilities directly associated with assets classified as held for sale
Trade payables	979
Lease liabilities	19,210
Taxes payable	181
Labor and social obligations	2,695
Prepayments from customers	112
Provisions for contingencies	107
Total liabilities of disposal group held for sale	23,284

13.	Leases

Set out below, are the carrying amounts of the Company’s right-of-use assets related to buildings used as offices and hubs and lease liabilities and the movements during the year:

	Right-of-use assets			Lease Liabilities
	2020	2019	2018	2020	2019	2018
As of January 1st	88,534	74,822	51,534	103,188	88,739	61,639
New contracts	43,733	36,021	29,335	43,733	36,021	29,335
Re-measurement by index (i)	8,258	3,741	1,558	8,258	3,741	1,558
Lease modification (ii)	(15,934)	-	-	(16,869)	-	-
Depreciation expense (iii)	(12,760)	(9,960)	(7,605)	-	-	-
Reclassification from (to) assets held for sale	16,090	(16,090)	-	19,210	(19,210)	-
Accrued interest	-	-	-	15,086	12,393	10,778
Payment of principal	-	-	-	(6,121)	(6,103)	(3,793)
Rent concession (iv)	-	-	-	(2,046)	-	-
Payment of interest	-	-	-	(15,086)	(12,393)	(10,778)
As of December 31	127,921	88,534	74,822	149,353	103,188	88,739

Current	-	-	-	23,365	17,265	15,397
Non-current	127,921	88,534	74,822	125,988	85,923	73,342

(i) Lease liabilities and right-of-use assets were incremented with respect to variable lease payments that depend on an index or a rate, as a result of annual rental prices contractually adjusted by market inflation rate General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M.

(ii) During the year ended in December 31, 2020, the Company partially reduced the scope of a lease contract with a corresponding liability in the amount of R$ 1,967, and early terminated other seven lease contracts with a corresponding liability in the amount of R$ 14,902. As a result, a gain of R$ 1,006 was recognized as Other income (expenses), net, in the statement of profit and loss.

(iii) In September 2020 was recognized the depreciation expenses from the first eight months of the year in the amount of R$ 615 due to the reclassification from assets held for sale regarding depreciation that would have been recognized had the assets not been classified as held for sale.

(iv) The Company has received Covid-19 related rent concessions and has applied the practical expedient introduced by the amendments made to IFRS 16 in May 2020, applied to all qualifying rent concessions. As a result, gains of R$ 2,046 arising from rent concessions were recognized as Other income (expenses), net, in the statement of profit and loss.

The Company recognized rent expense from short-term leases and low-value assets of R$ 2,929 for the year ended December 31, 2020 (2019 - R$ 3,796), mainly represented by leased equipment.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

14.	Property and equipment

	IT equipment	Furniture, equipment and facilities	Library books	Leasehold improvements	Construction in progress (i)	TOTAL
At December 31, 2017
Net book value	4,701	12,316	9,779	20,866	2,668	50,330
Cost	13,125	29,896	20,949	28,376	2,668	95,014
Accumulated depreciation	(8,424)	(17,580)	(11,170)	(7,510)	-	(44,684)

Purchases	3,915	8,750	10	2,216	8,300	23,191
Transfers	-	90	-	1,269	(1,359)	-
Disposals	(112)	(1,217)	-	(1)	-	(1,330)
Depreciation	(2,141)	(2,790)	(1,933)	(1,899)	-	(8,763)
At December 31, 2018
Net book value	6,363	17,149	7,856	22,451	9,609	63,428
Cost	15,357	35,772	20,959	31,860	9,609	113,557
Accumulated depreciation	(8,994)	(18,623)	(13,103)	(9,409)	-	(50,129)

Purchases	5,261	9,520	36	4,636	9,017	28,470
Transfers	-	-	-	17,132	(17,132)	-
Disposals	-	(2)	-	-	-	(2)
Transfer to held for sale	(84)	(3,249)	(1,192)	(7,111)	(68)	(11,704)
Depreciation	(2,565)	(3,245)	(1,630)	(2,719)	-	(10,159)
At December 31, 2019
Net book value	8,975	20,173	5,070	34,389	1,426	70,033
Cost	19,174	37,521	17,789	44,107	1,426	120,017
Accumulated depreciation	(10,199)	(17,348)	(12,719)	(9,718)	-	(49,984)

Purchases	3,905	7,271	-	8,862	5,506	25,544
Transfers	-	-	-	6,972	(6,972)	-
Disposals	(30)	(15)	-	-	-	(45)
Transfer from held for sale	84	3,249	1,192	7,111	68	11,704
Depreciation (ii)	(3,050)	(3,105)	(1,730)	(2,682)	-	(10,567)
At December 31, 2020
Net book value	9,884	27,573	4,532	54,652	28	96,669
Cost	24,484	52,541	20,994	69,462	28	167,509
Accumulated depreciation	(14,600)	(24,968)	(16,462)	(14,810)	-	(70,840)

There has been no evidence that the carrying amounts of Property and equipment exceed their recoverable amounts.

(i) These refer to construction in progress for improvements to the facilities used by the Company, related to the accessibility and modernization of facilities.

(ii) In September 2020 was recognized the depreciation expenses from the first eight months of the year in the amount of R$ 815 due to the reclassification from assets held for sale regarding depreciation that would have been recognized had the assets not been classified as held for sale.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

15.	Intangible assets

	Software	Internal project development	Trademarks (i)	Operation licenses for distance learning	Non-compete agreements	Customer relationship	Teaching/ learning material - TLM	Goodwill	TOTAL
At December 31, 2017
Net book value	23,909	4,904	77,728	245,721	7,142	60,621	4,651	372,268	796,944
Cost	35,701	4,905	85,163	245,721	10,826	100,695	7,344	372,268	862,623
Accumulated amortization and impairment	(11,792)	(1)	(7,435)	-	(3,684)	(40,074)	(2,693)	-	(65,679)

Purchase and capitalization	1,561	10,208	-	-	-	-	-	-	11,769
Transfers	2,619	(2,619)	-	-	-	-	-	-	-
Amortization	(6,882)	(478)	(4,055)	-	(2,165)	(24,867)	(1,469)	-	(39,916)
Impairment losses	-	-	-	-	-	-	-	(33,537)	(33,537)
At December 31, 2018
Net book value	21,207	12,015	73,673	245,721	4,977	35,754	3,182	338,731	735,260
Cost	39,881	12,494	85,163	245,721	10,826	100,695	7,344	372,268	874,392
Accumulated amortization and impairment	(18,674)	(479)	(11,490)	-	(5,849)	(64,941)	(4,162)	(33,537)	(139,132)

Purchase and capitalization	3,449	12,817	-	-	-	-	-	-	16,266
Transfers	3,071	(3,071)	-	-	-	-	-	-	-
Transfer to held for sale	(8)	-	-	-	-	-	-	-	(8)
Amortization	(7,675)	(2,094)	(4,056)	-	(2,165)	(24,868)	(1,468)	-	(42,326)
Impairment losses	-	-	(8,515)	-	(769)	(7,635)	(187)	(33,916)	(51,022)
At December 31, 2019
Net book value	20,044	19,667	61,102	245,721	2,043	3,251	1,527	304,815	658,170
Cost	46,123	22,240	85,163	245,721	10,826	100,695	7,344	372,268	890,380
Accumulated amortization and impairment	(26,079)	(2,573)	(24,061)	-	(8,783)	(97,444)	(5,817)	(67,453)	(232,210)

Purchase and capitalization	9,790	21,129	-	-	-	-	-	-	30,919
Transfers	5,848	(5,848)	-	-	-	-	-	-	-
Transfer from held for sale	8	-	-	-	-	-	-	-	8
Amortization (ii)	(11,131)	(7,146)	(3,559)	-	(1,751)	(3,251)	(1,309)	-	(28,147)
Impairment losses	-	-	-	-	-	-	-	-	-
At December 31, 2020
Net book value	24,559	27,802	57,543	245,721	292	-	218	304,815	660,950
Cost	62,039	37,521	85,163	245,721	10,826	100,695	7,344	372,268	921,577
Accumulated amortization and impairment	(37,480)	(9,719)	(27,620)	-	(10,534)	(100,695)	(7,126)	(67,453)	(260,627)

(i)	The group has the rights of many trademarks, such as Assevim, FAC, FAIR, FAMESUL and others, but Uniasselvi is the only trademark recognized as an intangible asset, as a result of business combination. Its estimated useful life is 21 years, with a remaining amortization period of 15 years.

(ii)	In September 2020 was recognized the amortization expenses from the first eight months of the year in the amount of R$ 2 due to the reclassification from assets held for sale regarding amortization that would have been recognized had the assets not been classified as held for sale.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Impairment tests of intangible assets with indefinite useful life

Goodwill and operation licenses for distance learning were allocated to the Cash-generating units (CGUs), which are identified at the level of Company’s operating segments identified in Note 4.

The operating segment-level summary of the goodwill and intangible assets allocation and the key assumptions for those CGUs that have significant goodwill allocated to them are presented below:

Segment Level	Distance learning undergraduate courses		Continuing education courses		On-campus undergraduate courses
	2020	2019	2020	2019	2020	2019
Allocation of carrying amount:
Goodwill	285,826	285,826	18,989	18,989	-	33,916
Intangible assets with indefinite useful life	213,406	213,406	32,315	32,315	-	-
Other intangible assets	8,090	55,893	4,979	5,547	11,959	29,072

Impairment losses	-	-	-	-	-	51,022

Key assumptions:
Net operating revenue growth rate (i)	22.9%	20.3%	24.4%	22.3%	-	-6.5%
Pre-tax discount rate (ii)	11.4%	13.6%	11.4%	13.6%	-	13.6%
Long-term growth rate (iii)	3.2%	3.5%	3.2%	3.5%	-	3.5%
Gross margin (iv)	66.2%	69.8%	86.1%	86.8%	-	60.2%

(i) The growth rate of net operating revenue is based on the historical growth of the student base and management’s expectations of market development.

(ii) Pre-tax discount rate reflects specific risks relating to the segment and country in which the Company operates.

(iii) The long-term growth rate does not exceed the long-term average growth rate for the education sector in which the CGU operates and is mostly comprised by expected inflation.

(iv) Gross margin is the average margin as a percentage of revenue over the five-year forecast period. It is based on the current sales margin levels and is in line with the Company's operating history and management’s expectations for the future performance.

Based on the recent changes to legislation and growth of the distance learning market in Brazil, Management expects to have strong growth in the distance learning undergraduate courses, mainly based from the increase of hubs. In addition to the investments with new hubs, Management also considers investment for improvements to expand their existing units.

For the 2020 and 2019, the recoverable amount of the cash-generating units (CGUs) was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated long-term growth rates stated above.

The recoverable amount of the distance learning undergraduate courses segment is estimated to exceed the carrying amount of the segment level as of December 31, 2020 by R$ 3,659,152 (2019 – R$ 903,369).

The recoverable amount of the continuing education courses segment is estimated to exceed the carrying amount of the segment level as of December 31, 2020 by R$ 353,773 (2019 – R$ 341,243).

There was no goodwill impairment for the year ended December 31, 2020.

The test performed by Management on December 31, 2019 showed an impairment loss of R$ 51,022 (2018 – R$ 33,537) on the on-campus undergraduate courses segment, mainly due to decrease in the average monthly tuition fee per student observed in 2019 and increase in the number of students that are migrating to distance learning courses. In 2020, there was a change in the Brazilian educational legislation which allowed on-campus undergraduate courses to have 40% of its content as distance learning. In addition, new undergraduate law classes were allowed by the Brazilian educational authorities, which are only permitted as on-campus undergraduate courses.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

The impairment losses have been recognized in the statement of profit or loss (Note 25) for the excess of the segment’s carrying amount over its respective recoverable amount, firstly allocated to segment’s goodwill and the remainder proportionally allocated to other intangible assets.

Impact of possible changes in key assumptions

A decrease of 120 basis points in management estimated gross margin used in the value-in-use calculation for the distance learning undergraduate courses CGU as of December 31, 2020 (65.0% instead of 66.2%), would have not resulted in the recognition of an impairment of goodwill. Also, the Company performed the same sensitivity analysis for the continuing education courses (84.9% instead of 86.1%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

In addition to the test above reducing gross margin, an increase of 120 basis points in management’s estimated discount rate applied to the cash flow projections for the two CGUs for the year ended December 31, 2020 (12.6% instead of 11.4%), would have not resulted in the recognition of an impairment of goodwill.

Management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the distance learning undergraduate courses and continuing education segments to exceed its recoverable amount.

16.	Loans and financing

a)	Breakdown

			December 31,	December 31,
Type	Interest rate	Maturity	2020	2019
Standby Letter of Credit	CDI + 3.6% p.a.	2021	151,757	-

b)	Variation

Loans and
financing
As of December 31, 2019	-
Proceeds from loans and financing (i)	150,000
Accrued interest	6,205
Payment of interest	(4,448)
As of December 31, 2020	151,757

(i) Seeking to guarantee the same rates and conditions that would be available in a scenario without the Coronavirus pandemic, on April 16, 2020, the Company entered into a loan agreement of R$ 150,000, with no financial covenants or guarantees anticipating a loan to settle the accounts payable from acquisition of subsidiaries due in December 2020. The loan accrues interest at the Brazilian interbank deposit (Certificado de Depósito Interbancário), or CDI rate +3.6% per annum and its interests are repayable in five quarterly installments starting on July 16, 2020 and the principal in one installment on October 18, 2021.

17.	Labor and social obligations

	2020	2019
Salaries payable	7,489	4,235
Social charges payable (i)	8,103	5,906
Accrued vacation	3,675	1,972
Accrual for bonus	7,408	4,668
Other	110	3
Total	26,785	16,784

(i) Comprised of contributions to Social Security (“INSS”) and to Government Severance Indemnity Fund for Employees (“FGTS”) as well as withholding income tax (“IRRF”) over salaries.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

18.	Accounts payable from acquisition of subsidiaries

	2020	2019	2018

As at January 1,	379,540	458,535	534,914
Accrued Interest	34,809	44,143	53,291
Payment of principal	(117,248)	(107,988)	(117,247)
Payment of interests	(22,240)	(15,150)	(12,423)
As at December 31,	274,861	379,540	458,535

Current	134,988	128,888	123,310
Non-current	139,873	250,652	335,225

On February 28, 2016, the Company completed the acquisition of 100% of Uniasselvi and the amount of R$ 400,000 was paid on the act, R$ 119,159 was paid in December 2018, R$ 112,301 was paid in December 2019 and R$ 128,162 was paid in December 2020, and the remaining amounts are payable in two equal installments, payable on December 31, 2021 and December 31, 2022 and adjusted by the IPCA inflation rate.

On August 31, 2016, the Company completed the acquisition of 100% of FAC and FAIR and the amounts of R$ 10,511 was paid in December 2018, R$ 10,837 was paid in December 2019 and R$ 128,162 was paid in December 2020, and the remaining amounts are payable in two equal installments, payable on December 31, 2021 and December 31, 2022 and adjusted by the IPCA inflation rate.

19.	Contingencies

a)	Provision for contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

Liabilities	Civil	Labor	Total

At December 31, 2017	2,356	20,641	22,997
Additions	3,305	4,750	8,055
Accrued interest	59	581	640
Payments	(390)	(5,126)	(5,516)
Reversals	(3,477)	(4,665)	(8,142)
At December 31, 2018	1,853	16,181	18,034
Additions	2,924	6,770	9,694
Accrued interest	71	481	552
Payments	(834)	(2,257)	(3,091)
Reversals	(42)	(6,637)	(6,679)
Classified as held for sale	(32)	(75)	(107)
At December 31, 2019	3,940	14,463	18,403
Additions	454	5,207	5,661
Accrued interest	109	399	508
Payments	(1,552)	(3,582)	(5,134)
Reversals	(933)	(4,173)	(5,106)
Classified from held for sale	32	75	107
At December 31, 2020	2,050	12,389	14,439

The Company’s subsidiaries are parties to legal and administrative proceedings. These proceedings generally refer to legal and administrative disputes involving unions, employees, suppliers and students. Provisions are recorded for legal proceedings that represent probable loss. The assessment of the likelihood of loss includes an analysis of available evidence, including the opinion of internal and external legal counsel. Management believes that the provisions are sufficient and properly stated in the financial statements.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

b)	Indemnification assets

Pursuant to the terms and conditions of the purchase and sale agreement described in note 1.1, the periods of responsibility for each party in relation to such claims, value limits, notification criteria and reciprocal indemnity were defined. The rights generated by the purchase and sale agreement are as follows:

Assets	Civil	Labor	Total
At December 31, 2017	2,210	17,418	19,628
Additions	2,840	3,580	6,420
Accrued interest	56	546	602
Realized	(33)	(246)	(279)
Reversals	(3,379)	(6,512)	(9,891)
At December 31, 2018	1,694	14,786	16,480
Additions	131	4,760	4,891
Accrued interest	55	421	476
Realized	(77)	(1,312)	(1,389)
Reversals	(735)	(4,922)	(5,657)
At December 31, 2019	1,068	13,733	14,801
Additions	-	85	85
Accrued interest	29	379	408
Realized	(86)	(2,792)	(2,878)
Reversals	(212)	(3,013)	(3,225)
At December 31, 2020	799	8,392	9,191

c)	Possible losses, not provided for in the balance sheet

No provision has been recorded for proceedings classified as possible losses, based on the opinion of the Company's legal counsel. The breakdown of existing contingencies as of December 31, 2020 and 2019 is as follows:

	2020	2019
Civil	8,106	11,263
Labor	17,385	15,460
Tax	31,674	30,491
Total	57,165	57,214

Civil proceedings classified as possible loss

As of December 31, 2020, the Company’s subsidiaries were subject to 521 civil claims. Most of the lawsuits are related to consumer claims, including discussions regarding undue collection of tuition fees and rates, delay in the issuance of certificates and diplomas, undue collection of tuition fees for students that have been grated scholarships and public financing and denial of enrollment in courses, among others.

Labor proceedings classified as possible loss

As of December 31, 2020, the Company’s subsidiaries were subject to 149 labor claims. Most of these claims are related to overtime, salary equalization, vacation payments and/or non-enjoyment of vacation periods, severance payments and termination fees, and indemnities based on Brazilian labor laws.

Tax proceedings classified as possible loss

At December 31, 2020, the Company has an outstanding tax administrative proceeding related to Tax Infraction Notice No. 000204.00/2017, issued by the Porto Alegre City Hall Municipal Finance Department, in the total amount of R$ 28,024, corresponding to alleged Service Tax (ISS) debt, plus a 150% fine and late payment interest, for the period from January 2012 to June 2017.

The interpretation of the Porto Alegre City Hall Tax Authorities is that the educational services provided at a distance by the Company, from its headquarters in Indaial/SC, would be subject to ISS taxation in the City of Porto Alegre, where it maintains a distance learning center. This interpretation is contested at an administrative level by the Company’s external law firm.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Liability for any payment of such debt shall be in accordance with the liability periods defined in accordance with the terms and conditions of the purchase and sale agreement described in note 18, and Sellers shall be liable for any debts relating to the period prior to the closing date of the acquisition (February 29, 2016).

20.	Equity

a)	Authorized capital

The Company is authorized to increase capital up to the limit of 1 billion shares, subject to approval of the Administration.

b)	Share capital

As described in Note 1, on September 2, 2020, each of Vitru’s shareholders had agreed to contribute their respective shares on Vitru Brazil to Vitru Limited, exchanging thirty-one common shares into one ordinary share of Vitru Limited.

As a consequence of this reverse share split, the share capital previously represented by 522,315,196 common shares, was reduced to 17,058,053 common shares. As a result of the share split, the Company’s historical financial statements have been revised to reflect number of shares and per share data as if the share split had been in effect for all periods presented.

Additionally, on September 22, 2020, the share capital of the Company was increased by 6,000,000 Class A shares through the proceeds received as a result of the IPO of US$ 96,000 thousand (or R$ 521,558). The net proceeds from the IPO were US$ 90,672 thousand (or R$ 492,612), after deducting share issuance costs amounting R$ 47,582.

As of December 31, 2020, the Company’s share capital is represented by 23,058,053 common shares of par value of US$ 0.00005 each. The Company has issued only common shares, entitled to one vote per share.

c)	Capital reserve

Additional paid-in capital

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the ordinary course of business.

Share based compensation

The capital reserve is represented by reserve for share-based compensation programs classified as equity-settled, as detailed in Note 22.

The share-based payments reserve is used to recognize:

•	the grant date fair value of options issued to employees but not exercised.

•	the grant date fair value of shares issued to employees upon exercise of options.

d)	Dividends

The Company currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of the business and did not pay any cash dividends in the year ended December 31, 2020, and do not anticipate paying any in the foreseeable future.

21.	Earnings per share

21.1.	Basic

Basic earnings per share is calculated by dividing the net income attributable to the holders of Company’s common shares by the weighted average number of common shares held by stockholders during the year.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

The following table contains the earnings (loss) per share of the Company for year ended December 31, 2020, 2019 and 2018 (in thousands except per share amounts):

Basic earnings per share	2020	2019	2018
Net income (loss) attributable to the shareholders of the Company	52,114	(66,160)	(45,204)
Weighted average number of outstanding common shares (thousands)	18,702	16,849	16,287
Basic earnings (losses) per common share (R$)	2.79	(3.93)	(2.78)

21.2.	Diluted

As of December 31, 2020, the Company had outstanding and unexercised options to purchase 763 thousand (2019 – 797 thousand and 2018 – 788 thousand) common shares which are included in diluted earnings per share calculation. In 2019 and 2018, outstanding options were all anti-dilutive.

Diluted earnings per share	2020	2019	2018
Net income (loss) attributable to the shareholders of the Company	52,114	(66,160)	(45,204)
Weighted average number of outstanding common shares (thousands)	19,465	16,849	16,287
Diluted earnings (losses) per common share (R$)	2.68	(3.93)	(2.78)

The number of common shares outstanding was retrospectively adjusted due to the reverse share split of shares occurred in the corporate reorganization, described in Note 1.1.

22.	Share-based compensation

First Share Option Plan

The Company offers to its managers and executives a Share Option Plan with general conditions for the granting of share options issued by the Company to the participants appointed by the Board of Directors who, at its discretion, fulfill the conditions for participation, thereby aligning the interests of the participants to the interests of its stockholders, so as to maximize the Company's results and increase the economic value of its shares, thus generating benefits for the participants and other stockholders. It also provides participants with a long-term incentive, increasing their motivation and enabling the Company to retain quality human capital.

The Share Option Plan was approved on June 8, 2017 and comprises the granting of up to 25,471,110 (after reverse share split 821,649) common share options with no par value, representing up to approximately five percent (5%) of the number of Company-issued common shares on the Plan’s approval date. The Plan is administered and managed by the Company's Board of Directors and the SOP Management Committee.

In the event of any change in the number of common shares issued by the Company resulting from any split, reverse split, amortization, repurchase, cancellation or exchange of shares, the Share Options limit stated in the heading shall be automatically adjusted to reflect any new number of Share Options, regardless of the approval of any amendment to this Plan.

The Share Option Plan initially issued by Vitru Brazil and then transferred to the Company upon the corporate reorganization described in Note 1. The transfer did not result in any changes on the Plan nor its balances in the consolidated financial statements.

The amount of options granted by the Company was reduced from 22,218 thousand to 715 thousand as a result of the reverse share split of the corporate reorganization described in Note 1. The original purchase and selling value of each option, as determined in the Share Option Plan, was multiplied by the reverse share split denominator in order to maintain the fair value as it was before the corporate reorganization.

Each share option grants its holder the right to purchase one (1) Company share, strictly under the terms and conditions set forth in that plan. Options are not entitled to dividends on the underlying shares.

In order to satisfy the exercise of share options granted under the plan, the Company may, at the discretion of the Board of Directors issue new shares within the Company’s authorized capital limit or may even sell treasury shares.

The share options granted to a participant are subject to a vesting period so that they are exercisable, subject to the applicable rules set forth in each grant program, in accordance with the schedule (as from each schedule date a given lot of share options shall be exercisable, a "Vesting Date"), where each year, twenty percent (20%) of the share options granted may be exercised.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

When exercised, the vested options are settled in shares issued by Company which can be sold by the employee along with controlling shareholders on exit events or hold by the employee until the end of the plan in exchange for cash consideration by selling shares back to the Company. This represents a compound instrument, thus the expense is recognized with an increase in liability, to the limit of its fair value, derived from a formula based on the Company’s performance and remeasured at each reporting date, and any residual difference between the fair value of the compound instrument and the liability as of each reporting date will be attributed to the equity component of the instrument.

Participants have the right to turn all vested options into shares upon payment in cash, paying the Option Exercise Price as defined in the respective program that each participant is associated. The difference between the stipulated price in the program and the fair value of the share at the measurement date is recorded as equity.

Upon an exit event, which may be either a transfer of control of the Company or secondary public offerings of Company-issued shares on the Brazilian or international publicly traded market, all options may become fully vested and may be fully or partially exercised by the participants.

Participants also shall have the right to require the Company to acquire all shares under its ownership to be held in treasury or for cancellation, upon payment, in cash, of the Put Option Exercise Price, for a given period as from the last Vesting Date, provided that no exit event has occurred up to the end of said period.

When all conditions applicable to the buyback of shares provided for in applicable laws and/or regulations are met, the Company shall pay the Participant the price equivalent to a certain amount of multiples of the Company's EBITDA minus the Net Debt, as set forth in each grant program, recorded as a liability.

a)	Set out below are summaries of the number and weighted average exercise prices ("WAEP") of options granted under the plan:

	2020		2019		2018
	Number of options	WAEP per option	Number of options	WAEP per option	Number of options	WAEP per option
As of January 1	733,136	46.19	640,763	35.96	599,864	30.07
Granted during the year	-	-	167,972	63.86	176,813	53.94
Exercised during the year	(209,179)	37.23	(59,165)	31.62	(47,989)	30.38
Forfeited during the year	(17,681)	17.36	(16,435)	31.62	(87,925)	31.00
As of December 31	506,276	37.95	733,136	46.19	640,763	35.96
Exercisable at December 31	415,462	42.01	544,291	41.54	450,206	33.17

Repurchased during the year (ii)	-	-	(59,165)	37.82

(i) The number of options and WAEP per option were also retrospectively adjusted due to the reverse share split in the corporate reorganization described in Note 1.1.

(ii) Represent shares repurchased upon termination of employee.

No options expired during the years ended December 31, 2020 and 2019.

b)	Share options outstanding at the end of the year have the following remaining periods and prices:

	December 31 2020	December 31 2019
Weighted average remaining vesting period	1,3 years	2,3 years
Weighted average remaining expiring period	3,3 years	4,3 years
Purchase option exercise price range	R$33,76 - R$100,69	R$1,05 - R$3,13

Weighted average remaining selling period	5,3 years	6,3 years
Expected selling / repurchase price	R$ 90,72	R$ 3,41

Due to the reverse share split of the corporate reorganization described in Note 1, original purchase and selling value of each option, as determined in the Share Option Plan, was multiplied by the reverse share split denominator in order to maintain the fair value of the total options granted as it was before the corporate reorganization.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

c)	Options granted:

No new options from the first Stock Option Plan were granted during the year ended December 31, 2020.

The model inputs for options granted during the year ended December 31, 2019 included:

December 31 2019
Grant date	September 1, 2019
Expiry date	March 1, 2025
Share price at grant date	R$ 3.02
Exercise price	R$ 3.12
Expected price volatility	406%
Risk-free interest rate	52%
Model used	Black-Scholes

Given the fact that Company’s shares were not publicly traded, the expected price volatility is based on the historical volatility of similar listed entities in the same industry following comparable periods for the remaining life of the options.

d)	The expense recognized for employee services received during the year is as follows:

Expense arising from share-based payment transactions	2020	2019	2018
Equity-settled	-	5,372	2,821
Cash-settled	11,823	21,000	4,629
	11,823	26,372	7,450

The fair value of cash-settled transactions were calculated based on discounted cash flows. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs (Note 6).

Second Share Option Plan

The Company offers to its managers and executives a Share Option Plan with general conditions for the granting of share options issued by the Company to the participants appointed by the Board of Directors who, at its discretion, fulfill the conditions for participation, thereby aligning the interests of the participants to the interests of its stockholders, so as to maximize the Company's results and increase the economic value of its shares, thus generating benefits for the participants and other stockholders. It also provides participants with a long-term incentive, increasing their motivation and enabling the Company to retain quality human capital.

The Second Share Option Plan was approved on November 19, 2020 and comprises the granting of common share options with no par value, representing up to approximately five percent (5%) of the number of Company-issued common shares on the Plan’s approval date. The Plan is administered and managed by the Company's Board of Directors.

In order to maintain the economic rights of the Participants, if the number of shares that make up the Company's capital is increased or decreased, including due to the split or reverse share split, the Board of Directors must make the appropriate adjustments to the number of shares to be issued according to the Options that were exercised and those that have not been exercised, except if the change in the number of shares that make up the Company's capital is due to the issuance of new shares due to capital increases or capital reduction and/or repurchase of shares, when no adjustments will be made to the number of shares to be issued in accordance with the Options. No fraction of Shares will be issued under the Plan or due to any of the adjustments provided for in this Section.

Each share option grants its holder the right to purchase one (1) Company share, strictly under the terms and conditions set forth in that plan. Options are not entitled to dividends on the underlying shares.

The share options granted to a participant are subject to a vesting period so that they are exercisable, subject to the applicable rules set forth in each grant program, in accordance with the schedule (as from each schedule date a given lot of share options shall be exercisable, a "Vesting Date"), where each year, a proportion of the share options granted may be exercised.

Participants have the right to turn all vested options into shares upon payment in cash, paying the Option Exercise Price as defined in the respective program that each participant is associated. The difference between the stipulated price in the program and the fair value of the share at the measurement date is recorded as equity.

In the event of a Material Transaction, Relevant Corporate Reorganization or Dissolution occurs and the Participant is Terminated as from such event, the Vesting Period of the Option held by the Terminated Participant will be fully anticipated, so that the Participant must exercise the Options within 60 (sixty) days as of the date of Termination.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

a)	Set out below are summaries of the number and weighted average exercise prices ("WAEP") of options granted under the plan:

	2020
	Number of options	WAEP per option
As of January 1	-	-
Granted during the year	874,888	0.54
As of December 31	874,888	0.54
Exercisable at December 31	-	-

No options expired during the year ended December 31, 2020.

b)	Share options outstanding at the end of the year have the following remaining periods and prices:

December 31 2020
Weighted average remaining vesting period	3,0 years
Weighted average remaining expiring period	5,7 years
Purchase option exercise price range	R$83,14

c)	Options granted during the year ended December 31, 2020

December 31 2020
Grant date	December 11, 2020
Expiry date	September 9, 2026
Share price at grant date	USD 14,34
Exercise price	USD 16,00
Expected price volatility	50.65%
Risk-free interest rate	5.01%
Model used	Black-Scholes

The expense arising from share-based payment transactions from the Second Stock Options Plan in 2020 was R$ 525

23.	Key management compensation and related parties

a)	Key management compensation

Key management includes professionals selected at the sole discretion of the Board of Directors from among the Company's managers and executives.

The total compensation expense with key management for their services is shown below:

	2020	2019
Salaries and related charges	6,769	5,967
Variable compensation (i)	2,901	1,732
Share-based compensation	11,823	26,372
Total	21,493	34,071

(i) Variable compensation as defined by the Board of Directors in an agreement with Group executives.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

b)	Related parties

The Company holds quotas of investments funds managed by Vinci Partners, an insurance policy issued by Austral Seguradora S/A and uses the services of the lawyer firm Kloch Advocacia. All the companies are an indirect related party.

	Balance sheet		Profit or loss
	2020	2019	2020	2019	2018
FI Vinci Renda Fixa Credito Privado
Short-term investments	39,216	38,493
Financial income			851	2,136	36,556

Austral Seguradora S/A
Prepaid expenses	455	758
General and administrative expenses			(303)	(151)	-

Kloch Advocacia
General and administrative expenses	-	-	(217)	(214)	(178)

24.	Revenue

	2020	2019	2018
Gross revenue	673,872	598,344	497,850
(-) Cancellation	(14,764)	(20,890)	(16,283)
(-) Discounts	(24,128)	(19,104)	(16,997)
(-) ProUni scholarships (i)	(98,289)	(82,132)	(68,008)
(-) Taxes and contributions on revenue	(17,512)	(15,151)	(13,113)
Net revenue	519,179	461,067	383,449

Timing of revenue recognition
Transferred over time	517,950	459,658	382,589
Transferred at a point in time (ii)	1,229	1,409	860
Net revenue	519,179	461,067	383,449

(i) Scholarships granted by the federal government to students under the ProUni program as described in Note 2.5.s

(ii) Revenue recognized at a point in time relates to revenue from student fees and certain education-related activities.

The Company`s revenues from contracts with customers are all provided in Brazil.

In the year ended December 31, 2020, the amounts billed to students for the portion to be transferred to the hub partner, in respect to the joint operation, is R$ 153,776 (2019 R$ 110,411 – 2018 R$ 75,206). As of December 31, 2020, the balance payable to the hub partner is R$ 21,881 (December 31, 2019 - R$ 6,697, December 31, 2018 - R$ 21,537).

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

25.	Costs and expenses by nature

	2020	2019	2018
Payroll (i)	207,511	212,683	159,428
Sales and marketing	67,532	54,212	36,804
Depreciation and amortization (ii)	51,475	62,445	56,284
Material	13,023	17,911	16,911
Consulting and advisory services	14,732	11,927	16,843
Maintenance	8,909	6,420	5,644
Utilities, cleaning and security	6,269	7,085	7,013
Contingencies	4,763	3,707	317
Leases	2,929	3,796	6,170
Taxes	2,075	1,705	1,235
Impairment losses (iii)	-	51,022	33,537
Other expenses	2,690	4,927	5,288
Total	381,908	437,840	345,474

Costs of services	221,452	211,547	184,161
General and administrative expenses	73,852	125,344	90,667
Selling expenses	86,604	100,949	70,646
Total	381,908	437,840	345,474

(i) Payroll expenses include for the year ended December 31, 2020 R$ 195,688 (2019 – R$ 186,311, 2018 – R$ 151,978) related to salaries, bonuses, short-term benefits, related social charges and other employee related expenses, and R$ 11,823 (2019 R$ 26,372, 2018 R$ 7,450) related to share-based compensation.

(ii) From the total depreciation and amortization, R$ 36,757 (2019 – R$ 24,857, 2018 – R$ 20,472) relates Cost of services, R$ 11,463 (2019 – R$ 12,721, 2018 – R$ 10,945) relates to General and administrative expenses and R$ 3,255 (2019 - R$ 24,867, 2018 - R$ 24,867) relates to Selling expenses.

(iii) The impairment losses occurred in 2019 due to the excess of the undergraduate presential segment’s carrying amount over its respective recoverable amount, firstly allocated to segment’s goodwill and the remainder proportionally allocated to other intangible assets. From the total impairment losses occurred in the year of 2019, R$ 186 relates to Cost of services, R$ 43,200 (2018 – R$ 33,537) relates to General and administrative expenses and R$ 7,636 relates to Selling expenses.

26.	Other income (expenses), net

	2020	2019	2018
Deductible donations	(300)	(300)	(300)
Contractual indemnities	(85)	(647)	(712)
Modification of lease contracts - Note 13	3,052	-	-
Other revenues	743	437	332
Other expenses	(2,898)	(395)	(361)
Total	512	(905)	(1,041)

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

27.	Financial results

	2020	2019	2018
Financial income
Interest on tuition fees paid in arrears	15,715	8,265	8,887
Financial investment yield	6,296	10,726	12,635
Foreign exchange gain (i)	13,550	-	-
Other	997	203	504
Total	36,558	19,194	22,026

Financial expenses
Interest on accounts payable from acquisition of subsidiaries	(34,980)	(44,258)	(51,739)
Interest on lease	(15,085)	(12,393)	(10,778)
Interest on loans and financing	(6,205)	-	-
Foreign exchange loss	(2,714)	-	-
Other	(5,434)	(3,739)	(2,080)
Total	(64,418)	(60,390)	(64,597)

Financial results	(27,860)	(41,196)	(42,571)

(i) Gain of R$ 12,966 due to exchange rate increase over the proceeds from the initial public offering while cash not partially transferred to operations in Brazil.

28.	Other disclosures on cash flows

Non-cash transactions

In the year ended December 31, 2020:

•	The amount of R$ 51,991 (2019 - R$ 39,762) regarding additions on right-of-use assets, was also added in the lease liabilities line item.

•	The amount of R$ 15,934 (2019 - R$ 0) regarding lease modifications that reduced lease liabilities, was also reduced in the right-of-use assets line item.

•	The amount of R$ 2,878 (2019 – R$ 1,389) regarding provision for contingencies of responsibility of the sellers of subsidiaries acquired in prior years, was reversed to the indemnification assets line item in non-current assets.

***