Form 20-F
period 2021-12-31
Vitru Ltd
filed 2022-03-30
CIK 1805012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-39519

Vitru Limited

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Rodovia José Carlos Daux, 5500, Torre Jurerê A,
2nd floor, Saco Grande, Florianópolis, State of Santa Catarina,

Brazil

88032-005
+55 (47) 3281-9500
(Address of principal executive offices)

Carlos Henrique Boquimpani de Freitas, Chief Financial Officer
Rodovia José Carlos Daux, 5500, Torre Jurerê A,
2nd floor, Saco Grande, Florianópolis, State of Santa Catarina,

Brazil

88032-005

+55 (47) 3281-9500

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

The number of outstanding shares as of December 31, 2021 was 23,329,324 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐No ☒

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

Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-accelerated Filer ☐ Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐U.S. GAAP

☒International Financial Reporting Standards as issued by the International Accounting Standards Board

☐Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐No ☒

VITRU LIMITED

i

ii

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

Financial Statements

Vitru was incorporated on March 5, 2020, as a Cayman Islands exempted company with limited liability, under incorporation number 360670, duly registered with the Cayman Islands Registrar of Companies. Vitru became the parent company of Vitru Brasil Empreendimentos, Participações e Comércio S.A., or Vitru Brasil, through the corporate reorganization described under “—Corporate Events,” “Item 4. Information on the Company—C. Organizational Structure” and in note 1 to our audited consolidated financial statements.

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

The consolidated financial information of Vitru contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to Vitru’s consolidated financial statements included elsewhere in this annual report.

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

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2021,” relate to our fiscal year ended on December 31 of that calendar year

Corporate Events

We are a Cayman Islands exempted company incorporated with limited liability on March 5, 2020 for purposes of effectuating our initial public offering. Prior to the consummation of our initial public offering, our principal shareholders, Mundi Holdings I, L.L.C. (which is controlled by The Carlyle Group), or Mundi I, Mundi Holdings II, L.L.C. (which is now controlled by SPX Capital), or Mundi II, funds and accounts advised by Vinci Partners, or Vinci Partners, and funds and accounts advised by Neuberger Berman, or the NB Funds, or, collectively, the Principal Shareholders, held 522,315,196 shares of Vitru Brasil. Prior to the consummation of our initial public offering, our Principal Shareholders contributed all of their shares in Vitru Brasil to us. In return for this contribution, we issued new common shares to our Principal Shareholders in a one-to-31 exchange for the shares of Vitru Brasil contributed to us, or the Share Contribution. Until the contribution of Vitru Brasil shares to us, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

As of December 31, 2021, we had a total of 23,329,324 common shares issued and outstanding. 16,848,874 of these shares were common shares beneficially owned by our Principal Shareholders, 480,450 of these shares were common shares beneficially owned by members of our management and other shareholders who acquired shares prior to our initial public offering, and 6,000,000 of these shares were common shares beneficially owned by investors who acquired shares in our initial public offering or in the secondary market.

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

Sociedade Educacional Leonardo da Vinci S/S Ltda. (“Uniasselvi”)

Uniasselvi is our largest subsidiary and was incorporated on January 30, 2004 in Indaial, state of Santa Catarina. Vitru Brasil acquired sole control of Uniasselvi from Kroton on February 28, 2016. We conduct most of our digital education undergraduate courses through Uniasselvi. Its activities also include conducting on-campus undergraduate and continuing education courses in seven different cities.

Uniasselvi holds the following educational entities authorized by the MEC:

●	Centro Universitário Leonardo da Vinci – Uniasselvi;
●	Centro Universitário Dante – Unidante,
●	Faculdade do Vale do Itajaí Mirim – FAVIM;
●	Faculdade Metropolitana de Itajaí – FIMT; and
●	Faculdade Metropolitana de Palhoça – FAMEPALHOÇA.

Sociedade Educacional do Vale do Itapocu S/S Ltda. (“UNIVINCI”); FAIR Educacional Ltda. (“FAIR”) and FAC Educacional Ltda. (“FAC”)

UNIVINCI, FAIR and FAC are the subsidiaries through which we provide on-campus undergraduate and continuing education courses. These subsidiaries were incorporated on November 3, 2005, April 25, 2014, and June 24, 2014, respectively, and were also acquired by us from Kroton in 2016 and 2017.

UNIVINCI, FAIR and FAC hold the following educational entities authorized by the MEC:

●	Centro Universitário Leonardo da Vinci – UNIVINCI;
●	Faculdade Leonardo da Vinci – FAVINCI;
●	Faculdade Metropolitana de Florianópolis – FAMEFLORIPA;
●	Faculdade Metropolitana de Rio do Sul – FAMESUL;
●	Faculdade Metropolitana de Lages – FAMELAGES;
●	Faculdade Metropolitana de Joinville – FAMEVILLE;
●	Faculdades Integradas de Rondonópolis – FAIR;
●	Instituto de Ensino Superior de Cuiabá; and
●	Faculdade de Mato Grosso – FAMAT.

Additional Information

See note 2.2 to our audited consolidated financial statements included elsewhere in this annual report for additional information on our subsidiaries.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or any other rate. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.581 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. The rate at December 31, 2021, which is the rate used for currency translations of certain amounts in this annual report, may differ materially from the exchange rate as of the date of this annual report or any other date.

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

We calculate Adjusted EBITDA as net income (loss) for the year plus:

●	deferred and current income tax, which is calculated based on our income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income taxes (Imposto de Renda Pessoa Jurídica), or IRPJ, and, social contribution taxes (Contribuição Social sobre o Lucro Líquido), or CSLL;
●	financial results, which consists of interest expenses less interest income;
●	depreciation and amortization;
●	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;
●	impairment of non-current assets, which consists of impairment charges associated with our on-campus undergraduate courses segment, given the deterioration in the prospects of this business;
●	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in our consolidated financial statements;
●	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others;
●	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that we believe are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: (i) mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and (ii) restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

We calculate Adjusted Net Income as net income (loss) for the year plus:

●	share-based compensation plan, as defined above;
●	M&A, pre-offering expenses and restructuring expenses, as defined above;
●	impairment of non-current assets, as defined above;
●	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, digital education operation licenses, non-compete agreements, customer relationship and teaching-learning material. For more information, see note 14 to our audited consolidated financial statements, each included elsewhere in this annual report;
●	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries, related to the acquisition of our operating units from Kroton in 2016 and 2017. See note 17 to our audited consolidated financial statements, each included elsewhere in this annual report; and
●	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances.

We calculate Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses and restructuring expenses into consideration).

Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations are the key performance indicators used by us to measure the financial performance of our core operations and we believe that these measures facilitate period-to-period comparisons on a consistent basis. As a result, our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. The non-GAAP financial measures described in this annual report are not a substitute for the IFRS measures of earnings. Additionally, our calculations of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations to the most directly comparable IFRS measure, see “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures—Reconciliations for Non-GAAP Financial Measures.”

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission, or the SEC, website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, reports published in November 2019 and February 2020 by Educa Estudos de Mercado S.A., or Educa Insights, commissioned by us, public information and publications on the industry prepared by official public sources, such as the Brazilian Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, the United Nations Educational, Scientific and Cultural Organization, or UNESCO, the Organisation for Economic Cooperation and Development, or OECD, the Brazilian Ministry of Education (Ministério da Educação), or the MEC, the Anísio Teixeira National Institute of Educational Studies and Research (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira), or the INEP, the Secretariat of Specialized Modalities in Education (Secretaria de Modalidades Especializadas de Educação), or Semesp, as well as private sources, such as Educa Insights, Hoper Consultoria and Gismarket, consulting and research companies in the Brazilian education industry, the Brazilian Economic Institute of Fundação Getúlio Vargas (Instituto Brasileiro de Economia da Fundação Getúlio Vargas), or FGV/IBRE, among others.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	the impact of the 2019 novel coronavirus, or COVID-19, pandemic on general economic and business conditions in Brazil and globally and any restrictive measures imposed by governmental authorities in response to the pandemic (see “Item 3. Key Information–D. Risk Factors—Risks Relating to Our Business and Industry—The COVID-19 pandemic may cause an adverse effect in our operations, including the partial closure of our business. The extension of the COVID-19 pandemic, the perception of its effects, or the way in which such pandemic will impact our business, either on a microeconomic or on a macroeconomic level, are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow,” “Item 4. Information on the Company—A. History and Development of the Company—Our History—COVID-19 Pandemic” and “Item 5. Operating and Financial Review and Prospects—D. Trend Information—Impact of COVID-19 on our Business”);
●	our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition;
●	our ability to efficiently predict and react to temporary or long-lasting changes in consumer behavior resulting from the COVID-19 pandemic, including after the pandemic has been sufficiently controlled;
●	the downgrading of Brazil’s investment ratings;
●	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business, including the impact of the ongoing military conflict between Russia and Ukraine;
●	the political climate leading up to and eventual outcome of the 2022 presidential elections in Brazil;
●	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
●	our ability to implement our business strategy;
●	our ability to adapt to technological changes in the educational sector;
●	the availability of government authorizations on terms and conditions and within periods acceptable to us;
●	our ability to continue attracting and retaining new students;
●	our ability to maintain the academic quality of our programs;
●	our ability to maintain the relationships with our hub partners;
●	our ability to collect tuition fees;
●	our ability to grow our business;
●	the availability of qualified personnel and the ability to retain such personnel;

●	changes in the financial condition of the students enrolling in our schools in general and in the competitive conditions in the education industry, or changes in the financial condition of our schools;
●	our capitalization and level of indebtedness;
●	changes in government regulations applicable to the education industry in Brazil;
●	government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;
●	a decline in the number of students enrolled in our programs or the amount of tuition we can charge;
●	our ability to compete and conduct our business in the future;
●	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;
●	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;
●	changes in labor, distribution and other operating costs;
●	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
●	our ability to complete the business combination with CESUMAR – Centro de Ensino Superior de Maringá Ltda., or “UniCesumar,” in a timely manner or at all;
●	our ability to realize the anticipated benefits of the business combination with UniCesumar, or the “UniCesumar Business Combination”;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.Directors and Senior Management

Not applicable.

B.Advisers

Not applicable.

C.Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.Offer Statistics

Not applicable.

B.Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.Selected Financial Data

You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements and the related notes appearing elsewhere in this annual report.

The following tables set forth our summary financial and operating data as of December 31, 2021, 2020 and 2019 and statement of operations for the years ended December 31, 2021, 2020 and 2019. The summary consolidated statements of financial position as of December 31, 2021, 2020 and 2019 and the summary consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2021, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report, prepared in accordance with IFRS, as issued by the IASB.

	For the Year Ended December 31,
	2021	2021	2020	2019

	U.S.$(1)	R$
	(in millions)
Statement of Profit or Loss Data
Net revenue	113.1	631.1	519.2	461.1
Revenue from digital education undergraduate courses	95.3	531.7	423.0	336.3
Revenue from continuing education courses	9.4	52.4	40.6	47.1
Revenue from on-campus undergraduate courses	8.4	47.0	55.6	77.6
Cost of services rendered	(43.2)	(240.9)	(221.5)	(211.5)
Gross profit	69.9	390.2	297.7	249.5

Selling expenses	(20.0)	(111.5)	(86.6)	(100.9)
General and administrative expenses	(16.0)	(89.3)	(73.9)	(125.3)
Net impairment losses on financial assets	(19.8)	(110.7)	(76.8)	(58.2)
Other income (expenses), net	0.02	0.1	0.5	(0.9)
Operating expenses	(55.8)	(311.4)	(236.8)	(285.4)
Operating profit (loss)	14.1	78.8	60.9	(35.9)

Financial income	8.2	45.5	36.5	19.2
Financial expenses	(13.4)	(74.9)	(64.4)	(60.4)
Financial results	(5.3)	(29.4)	(27.9)	(41.2)
Profit (loss) before taxes	8.9	49.4	33.0	(77.1)

Current income taxes	(2.0)	(11.3)	(19.5)	(14.8)
Deferred income taxes	5.8	32.6	38.6	25.7
Income tax	3.8	21.3	19.1	10.9
Net income (loss) for the year	12.7	70.7	52.1	(66.2)
Basic earnings per share—R$ (unless otherwise indicated)(2)
Common Shares	0.54	3.04	2.79	(3.93)
Diluted earnings per share—R$ (unless otherwise indicated)(3)
Common Shares	0.51	2.87	2.68	(3.93)
(1)

For convenience purposes only, amounts in reais as of December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.581 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

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

	As of December 31,
	2021	2021	2020	2019

	U.S.$(1)	R$
	(in millions)
Statement of Financial Position Data
Assets
Current assets
Cash and cash equivalents	13.5	75.6	85.9	2.5
Short-term investments	45.3	253.0	515.2	72.3
Trade receivables	25.2	140.6	115.1	88.1
Income taxes recoverable	1.4	7.7	2.2	4.7
Prepaid expenses	6.3	35.0	10.2	8.9
Other current assets	0.5	2.9	3.1	1.9
	92.2	514.8	731.7	178.4
Assets classified as held for sale(2)	—	—	—	36.5
Total current assets	92.2	514.8	731.7	214.9

Non-current assets
Trade receivables	1.1	5.9	6.9	3.8
Indemnification assets	1.5	8.6	9.2	14.8
Deferred tax assets	14.9	83.4	50.8	37.1
Other non-current assets	0.3	1.6	3.6	1.4
Right-of-use assets	24.4	136.1	127.9	88.5
Property and equipment	19.1	106.8	96.7	70.0
Intangible assets	120.1	670.2	661.0	658.2
Total non-current assets	181.4	1,012.6	956.1	873.8
Total assets	273.7	1,527.4	1,687.8	1,088.7

Liabilities and Equity
Current liabilities
Trade payables	7.5	41.7	32.2	30.0
Loans and financing	—	—	151.8	—
Lease liabilities	4.9	27.2	23.4	17.3
Labor and social obligations	4.5	25.0	26.7	16.8
Taxes payable	0.6	3.3	2.4	1.6
Prepayments from customers	1.8	10.3	9.7	3.2
Accounts payable from acquisition of subsidiaries	26.8	149.8	135.0	128.9
Other current liabilities	0.4	2.1	1.4	0.3
	46.5	259.4	382.6	198.1
Liabilities directly associated with assets classified as held for sale(2)	—	—	—	23.3
Total current liabilities	46.5	259.4	382.6	221.4

Non-current liabilities
Lease liabilities	24.1	134.3	126.0	85.9
Share-based compensation	9.4	52.3	46.2	35.0
Accounts payable from acquisition of subsidiaries	—	—	139.9	250.7
Provisions for contingencies	2.7	14.9	14.4	18.4
Deferred tax liabilities	—	—	—	25.0
Other non-current liabilities	0.1	0.4	0.7	1.1
Total non-current liabilities	36.2	201.9	327.2	416.0
Total liabilities	82.7	461.3	709.8	637.4

Equity
Share capital	—	—	—	548.4
Capital reserves	186.3	1,039.6	1,022.1	(1.3)
Revenue reserves	—	—	—	0.4
Retained earnings (accumulated losses)	4.7	26.5	(44.1)	(96.2)
Total equity	191.0	1,066.1	978.0	451.3
Total liabilities and equity	273.7	1,527.4	1,687.8	1,088.7
(1)

For convenience purposes only, amounts in reais as of December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.581 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)

In December 2019, we decided to sell our subsidiaries FAC and FAIR and the undergraduate operations on the campuses of Assevim and Famesul, which account for a portion of our on-campus undergraduate courses segment. As a result of this decision we classified the related assets and liabilities as “held for sale” in 2019, since we understood that these assets available for immediate sale in their present condition subject only to terms that are usual and customary for these types of transactions, that this sale was likely to occur given then existing plans and was expected to occur within the next six months, and that an active program to locate a buyer and complete the plan had been initiated. However, in September 2020, as a result of our receipt of the proceeds from our initial public offering and the course of events during 2020, we came to the conclusion that there was no further reason to sell these assets immediately.

Non-GAAP Financial Measures

This annual report presents our Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations information for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. See also “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

	For the Year Ended December 31,
	2021	2021	2020	2019

	U.S.$(1)	R$
	(in millions, except percentages)
Net Revenue	113.1	631.1	519.2	461.1
Net Income (Loss) for the Year	12.7	70.7	52.1	(66.2)
Adjusted EBITDA(2)	32.7	182.4	146.7	117.6
Adjusted Net Income(3)	16.4	91.5	98.2	57.7
Cash Flow from Operations	27.9	155.5	141.6	98.0
Adjusted Cash Flow Conversion from Operations(4)	82.9%	82.9%	88.1%	75.4%
(1)

For convenience purposes only, amounts in reais as of December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.581 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)

For information on how we define Adjusted EBITDA, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted EBITDA to our loss for the year, see “—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA from Net Income (Loss) for the Year.”

(3)

For information on how we define Adjusted Net Income, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted Net Income from Net Income (Loss) for the Year, see “—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income from Net Income (Loss) for the Year.”

(4)

For information on how we define Adjusted Cash Flow Conversion from Operations, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted Cash Flow Conversion from Operations, see “—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow Conversion from Operations.”

Reconciliations for Non-GAAP Financial Measures

The following tables set forth reconciliations of Adjusted EBITDA and Adjusted Net Income to our net income (loss) for the years ended December 31, 2021, 2020 and 2019, as well as a reconciliation of Adjusted Cash Flow Conversion from Operations to our cash flow from operations for the years ended December 31, 2021, 2020 and 2019, our most recent directly comparable financial measures calculated and presented in accordance with IFRS.

For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation of Adjusted EBITDA from Net Income (Loss) for the Year

The following table below sets forth a reconciliation of our Adjusted EBITDA to our Net Income (Loss) for each of the years indicated:

	For the Year Ended December 31,
	2021	2021	2020	2019

	U.S.$(1)	R$
	(in millions)
Net Income (Loss) for the Year	12.7	70.7	52.1	(66.2)
(+) Deferred and current income tax	(3.8)	(21.3)	(19.1)	(10.9)
(+) Financial results	5.3	29.4	27.9	41.2
(+) Depreciation and amortization	9.8	54.5	51.5	62.4
(+) Interest on tuition fees paid in arrears	3.1	17.4	15.7	8.3
(+) Impairment of non-current assets	—	—	—	51.0
(+) Share-based compensation plan	2.6	14.7	11.9	26.4
(+) Other income (expenses), net	(0.0)	(0.1)	(0.5)	0.9
(+) M&A, pre-offering expenses and restructuring expenses	3.1	17.1	7.2	4.5
Adjusted EBITDA(2)	32.7	182.4	146.7	117.6
(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.581 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

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

Reconciliation of Adjusted Net Income from Net Income (Loss) for the Year

The following table below sets forth a reconciliation of our Net Income (Loss) from Adjusted Net Income for each of the years indicated:

	For the Year Ended December 31,
	2021	2021	2020	2019

	U.S.$(1)	R$
	(in millions)
Net Income (Loss) for the Year	12.7	70.7	52.1	(66.2)
(+) M&A, pre-offering expenses and restructuring expenses	3.1	17.1	7.2	4.5
(+) Impairment of non-current assets	—	—	—	51.0
(+) Share-based compensation plan	2.6	14.7	11.9	26.4
(+) Amortization of intangible assets from business combinations	0.9	4.8	14.6	37.3
(+) Interest accrued on accounts payable from the acquisition of subsidiaries	2.3	12.9	18.0	23.4
(+) Corresponding tax effects on adjustments	(5.1)	(28.7)	(5.6)	(18.7)
Adjusted Net Income(2)	16.4	91.5	98.2	57.7
(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.581 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

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

Reconciliation of Adjusted Cash Flow Conversion from Operations

The following table below sets forth a reconciliation of our Adjusted Cash Flow Conversion from Operations for each of the years indicated:

	For the Year Ended December 31,
	2021	2021	2020	2019

	U.S.$(1)	R$
	(in millions, except percentages)
Cash Flow from Operations	27.9	155.5	141.6	98.0
(+) Income tax paid	(3.3)	(18.5)	(18.7)	(12.7)
Adjusted Cash Flow from Operations	24.5	137.0	122.9	85.3
Adjusted EBITDA(2)	32.7	182.4	146.7	117.6
(-) M&A, pre-offering expenses and restructuring expenses	(3.1)	(17.1)	(7.2)	(4.5)
Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	29.6	165.3	139.5	113.1
Adjusted Cash Flow Conversion from Operations(2)(3)	82.9%	82.9%	88.1%	75.4%
(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.581 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)

For information on how we define Adjusted EBITDA, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted EBITDA to our net income (loss) for the year, see “—Reconciliation of Adjusted EBITDA from Net Income (Loss) for the Year.”

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

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this registration statement. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of our common shares could decline.

Summary of Risk Factors

Summary of Risks Relating to Our Business and Industry

●	The COVID-19 pandemic may cause an adverse effect on our operations, including the partial closure of our business. The extension of the COVID-19 pandemic, the perception of its effects, or the way in which such pandemic will impact our business, either on a microeconomic or on a macroeconomic level, are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow.
●	If we are unable to enter into agreements and maintain good relationships with, and/or increase the number of, our hub partners, our business and growth may be adversely affected. Failure by our hub partners to comply with the terms of agreements with them, and any failure by us to enforce such terms, may also adversely affect us. In addition, failure by our hub partners to maintain their existing levels of profitability may result in them ceasing to view their relationships with us as advantageous.
●	We are subject to various federal laws and extensive government regulation, and changes in such laws and regulation, including tax laws, could have a material adverse effect on our business and our growth strategy. Any significant changes to the regulatory framework within which we currently operate could have a material adverse effect on us. Furthermore, any change or review of the tax treatment of our activities, or the loss or reduction in tax benefits on the sale of books (including digital content) may materially adversely affect us.
●	We face significant competition in each program we offer and each geographic region in which we operate. If we fail to compete effectively, we may lose market share and our profitability may be adversely affected. To compete effectively, we may be required to reduce our tuition or increase our operating expenses in order to retain or attract students or to pursue new market opportunities. As a result, our revenue and profitability may decrease. We cannot assure you that we will be able to compete successfully against our current or future competitors.
●	Our business depends on the continued success of our brand “Uniasselvi,” and if we fail to maintain and enhance recognition of our brand, we may face difficulty enrolling new students, and our reputation and operating results may be harmed. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition.

Summary of Risks Relating to Brazil

●	The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our common shares. Uncertainty over whether the Brazilian federal government will implement certain reforms or changes in policy or regulation in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results.

●	Economic uncertainty and political instability in Brazil may harm us and the price of our common shares. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.
●	Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our common shares.
●	Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, as well as the recent military conflict between Russia and Ukraine, may harm the Brazilian economy and the price of our common shares. Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our common shares. These developments, as well as potential crises and forms of political instability arising therefrom or any other yet unforeseen development, may harm our business and the price of our common shares.

Risks Relating to the UniCesumar Business Combination

●	If we are unable to complete the UniCesumar Business Combination in a timely manner or at all, our business and the price of our common shares may be adversely affected, including consequences that could adversely affect our business, results of operations and share price, such as costs relating to the UniCesumar Business Combination, legal proceedings, fines and penalties, negative publicity and a negative impression of us in the investment community.
●	We may not realize the benefits anticipated from the UniCesumar Business Combination, which could adversely affect the price of our common shares. We may face challenges with successfully integrating and recognizing the anticipated benefits of the UniCesumar Business Combination once completed, such as potential disruption of, or reduced growth in, our historical core businesses; coordinating and integrating research and development teams across technologies and products; consolidating and integrating corporate, information technology, finance and administrative infrastructures, and integrating and harmonizing business and other back-office systems; coordinating sales and marketing efforts difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospect; among others.
●	The UniCesumar Business Combination may result in significant charges or other liabilities that could adversely affect the financial results of the combined company. The financial results of the combined company, following our acquisition of UniCesumar, may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with our integration of the business and operations of UniCesumar.
●	The regulatory approvals required in connection with the UniCesumar Business Combination may not be obtained or may contain materially burdensome conditions. We cannot provide assurance that these approvals, especially approval by Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, will be obtained or that, if obtained, such approvals will not be subject to materially burdensome conditions (including behavioral remedies or structural measures imposed by CADE).

Summary of Risks Relating to Our Common Shares

●	Our Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our common shares. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.
●	As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies. If some investors find our common shares less attractive as a result of our reliance on exemptions applicable to foreign private issuers or emerging growth companies, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.
●	Our common shares may not be a suitable investment for all investors, as investment in our common shares presents risks and the possibility of financial losses. Each potential investor in our common shares must therefore determine the suitability of that investment in light of its own circumstances, for instance, evaluating if such investor has sufficient knowledge and experience to make a meaningful evaluation of our common shares; has access to, and knowledge of, appropriate analytical tools to evaluate an investment in our common shares; and have sufficient financial resources and liquidity to bear all of the risks of an investment in our common shares.

Risks Relating to Our Business and Industry

The COVID-19 pandemic may cause an adverse effect in our operations, including the partial closure of our business. The extension of the COVID-19 pandemic, the perception of its effects, or the way in which such pandemic will impact our business, either on a microeconomic or on a macroeconomic level, are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow.

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

On March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19. Throughout 2020 and 2021, Brazilian federal, state and local authorities imposed closure of academic facilities, shelter-in-place, capacity restrictions, social distancing and the other abovementioned measures across Brazil as the number of COVID-19 cases and COVID-19-related deaths continued to increase. In 2022 these measures have begun to be lifted following a decrease in COVID-19 cases and deaths partially due to Brazil’s vaccination campaign. Nevertheless, uncertainty remains as to the efficacy of vaccines against existing and future strains of COVID-19.

Such events have adversely impacted the global economy as well as national and regional economies (including the Brazilian economy) and have caused disruption of regional or global economic activity. In particular and in the interest of public health and safety, state and local governments in Brazil have required mandatory closures of academic institutions in certain cities in 2020, 2021 and to a lesser extent in early 2022, which has resulted in the closure of our on-campus learning facilities and hubs. The COVID-19 pandemic is still evolving in Brazil, and authorities may reinstate closures of academic institutions for a longer or undefined extended of period of time, restrict class sizes or otherwise impose limitations on the number of people who may gather in one place, impose lockdowns, among other measures, all of which are outside of our control and may adversely affect our business, financial condition, operating results and cash flow.

We cannot predict when the COVID-19 pandemic will subside, and consequently we cannot predict how it will affect the Brazilian and global economies going forward. The COVID-19 pandemic has resulted in a number of adverse effects on the Brazilian and global economies, which are ongoing: (1) an increase in mortality rates; (2) an initial demand shock followed by a rise in inflation; (3) overloading healthcare systems in many countries, especially in less developed areas; (4) large-scale human and economic impact; (5) layoffs and bankruptcies in the most affected sectors rising sharply; (6) severe global economic impact, with significant gross domestic product contraction in most major economies in 2020 and early 2021 and a slow-moving recovery in late 2021 and early 2022; (7) infrastructure collapse and lack of basic services, particularly in less developed countries; and (8) compromised government planning, coordination and reaction capacity according to the speed that the disease progresses.

The COVID-19 pandemic has caused and is expected to continue to cause a material and adverse effect on the general economic, financial, political, demographic and business conditions in Brazil, which has reduced the disposable income of our students and their families, and consequently (1) resulted in an adverse impact on the ability of our students (current and/or prospective) to pay our tuition fees and/or (2) triggered an increase in our attrition rates. In 2020, we experienced signs of a decline in new enrollments as a result of the COVID-19 pandemic and the related governmental restrictions but we were able to mitigate this trend by offering fully digital enrollments through a dedicated app called Leo App and other channels, which we believe makes it easier for prospective students to enroll. However, we cannot assure that the adopted measures will be sufficient to stem any future decline in enrollments and the increase in drop-outs.

The extent to which COVID-19 will impact our business, financial condition and results of operations going forward depends on a wide number of factors all of which are uncertain and cannot be predicted, including the emergence of new variants of the virus, the speed and efficacy of vaccine roll-outs, the measures to be adopted in Brazil and the effects on the economic activities on our customers and suppliers, among others. Accordingly, we cannot predict the direct and indirect effects of the COVID-19 pandemic and governments’ responses to it on our business, results of operations and financial condition, including: (1) the impact of COVID-19 on our financial condition and results of operations, including trends and the overall economic outlook, capital, investments and financial resources or liquidity position; (2) how future operations could be impacted; (3) the impact on our costs or access to capital and funding resources; (4) if we could incur any material COVID-19-related contingencies; (5) how COVID-19 could affect assets on our balance sheet and our ability to timely record those assets; (6) the anticipation of any material impairments, increases in allowances for credit losses, restructuring charges or other expenses; (7) any changes in accounting judgements that have had or are reasonably likely to have a material impact on our financial statements; (8) the decline in demand for our products; (9) the impact on our materials production chain; (10) the impact on the relationship between costs and revenues; (11) general economic and social uncertainty, including increases in interest rates, variations in foreign exchange rates, inflation and unemployment; and (12) other unforeseen impacts and consequences.

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

We are not aware of comparable events that could provide us with guidance as to the effect of the spread of the COVID-19 pandemic and, as a result, the final impact of the COVID-19 pandemic is highly uncertain. Although as of the date of this annual report there has been no material impact on our operations, as most of our services are already delivered remotely or capable of being delivered remotely, we are not able to assure you if, and to what extent, in the future, our operations will be impacted by COVID-19.

Furthermore, to the extent the COVID-19 pandemic adversely affects our business, results of operations, financial condition and liquidity, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

See also “—Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results,” “Item 4. Information on the Company—A. History and Development of the Company—Our History—COVID-19 Pandemic” and “Item 5. Operating and Financial Review and Prospects—D. Trend Information—Impact of COVID-19 on our Business.”

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

The Brazilian government may review and change the laws and regulations to which we are subject at any time. In addition, the MEC may also promulgate additional rules and regulations applicable to postsecondary education institutions, particularly with respect to digital education programs. Any significant changes to the regulatory framework within which we currently operate could have a material adverse effect on us, in particular changes relating to:

●	any revocation of accreditation of private educational institutions;
●	the imposition of controls on monthly tuition payments or restrictions on profitability of private educational institutions;
●	faculty credentials;
●	academic requirements for courses and curricula, including bans on offering certain subjects in a digital education format;
●	changes to the situations in which digital education is authorized, requirements to be met to open new digital education educational hubs or in the accreditation requirements to operate digital education educational hubs;
●	changes to the evaluation criteria of private educational institutions; and
●	infrastructure requirements applicable to campuses and/or hubs, such as libraries, laboratories and administrative support.

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

The MEC must authorize our campuses located outside our headquarters before they can start operating and providing programs. Any authorization to open new digital education educational hubs is contingent on our Institutional Concept (Conceito Institucional), or CI. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview.” Digital education programs, as well as on-campus learning programs, are also subject to strict accreditation requirements for their implementation and operation. We must comply with all such requirements in order to obtain and renew all authorizations.

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

We derive a significant portion of our revenue from partnerships with education centers. Our net revenue was R$631.1 million for the year ended December 31, 2021 and R$519.2 million for the year ended December 31, 2020, most of which was derived from students who study in hubs managed by our hub partners. We enter into these partnerships through contracts with hub partners who provide centers with infrastructure for our students, which may include private schools, and to whom we provide teachers and materials, teaching methodologies, as well as pedagogical, administrative and marketing advice. As of December 31, 2021, 86.6% of our hubs are partner hubs. We typically enter into contracts with our hub partners for indefinite terms. In the event of termination, in order to minimize the impact of early termination of these contracts on our students, hub partners are required to carry out their obligations under the applicable contract until the end of the semester during which the termination of the contract is initiated.

We also rely in part on existing partner referrals to attract new hub partners. Accordingly, maintaining a good relationship with our hub partners and developing new relationships and expanding our network of hub partners are essential to the success of our business. As of December 31, 2021 and December 31, 2020, we had 275 and 188 hub partners, respectively. Additionally, we may not be able to renew our contracts with our hub partners, including as a result of changes in the leadership composition of our hub partners and their decisions to discontinue existing relationships with us. In addition, our hub partners are independent entities, and we cannot guarantee that our hub partners will be able to maintain their existing levels of profitability and, therefore, that they will continue to view their relationships with us as valuable.

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

Changes in tax laws, regulations, related legal interpretations applicable to our activities and accounting standards in Brazil may result in a higher effective tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. In addition, our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to customers, our financial condition, results of operations and cash flows could be seriously harmed. Our digital education activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços), or ISS. Any increases in ISS rates or differing legal interpretations applicable to our activities would also harm our profitability.

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

We compete with various public and private postsecondary education institutions, some of which are nonprofit organizations and exempt from various taxes. Additionally, we may become subject to greater competition in the digital education market due to the implementation of Decree No. 9,057/2017 and MEC Ordinance No. 11/2017, which now permits the accreditation of postsecondary education institutions exclusively for digital education in lato sensu undergraduate and postgraduate courses. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share, our profits may decrease and we may be adversely affected.

Our success depends on our ability to monitor and adapt to technological changes in the education sector and maintain a technological infrastructure that works adequately and without interruption.

Information technology is an essential factor of our growth, especially in the digital education business line. Our information technology systems and tools may become obsolete or insufficient, or we may have difficulties in following and adapting to technological changes in the education sector. Moreover, our competitors may introduce better products or service platforms. Our success, and especially the success of our digital education business, depends heavily on our ability to efficiently improve our current products while developing and introducing new products that are accepted in the marketplace.

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

Our business, particularly our digital education business line, depends on our information technology infrastructure functioning properly and without interruptions. Several problems regarding our information technology structure, such as viruses, hackers, system interruptions and technical difficulties regarding our satellite transmissions of data, sound and image may have a material adverse effect on us and our business.

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

We may not be able to successfully expand our presence and performance in the digital education market.

We may face difficulties in successfully operating our digital education program and in implementing and investing in the technologies necessary to operate a successful digital education program, where the technological needs, the expectations of our customers and market standards change rapidly. We have to quickly modify our products and services to adapt to new digital education technologies, practices and standards. We may be adversely affected if current or future competitors introduce products or service platforms that are superior to those we offer, or if our resources are not adequate to develop and adapt our technological capabilities rapidly enough to maintain our competitive position.

In addition, the success of our digital education programs depends on the general population having easy and affordable access to the internet, as well as on other technological factors that are outside of our control. If the internet becomes inaccessible or access costs increase to levels higher than current prices, or if the number of students interested in digital education educational methods does not increase, we may be unable to successfully implement our digital education program strategy, which would have an adverse effect on our growth strategy.

Moreover, students graduating from digital education may not be able to obtain proper registration with professional associations (conselhos profissionais). Some professional associations have already expressed that they do not recognize digital academic courses and will not register graduates of these courses. This may generate some uncertainty for graduates of digital academic courses as failure to register with a professional association may, depending on the profession, preclude the graduate from exercising the profession for which they have studied. If professional associations are not willing to register students who have completed digital academic courses, demand for our digital education services may decrease, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our number of hubs has grown significantly since we began our operations and we may face significant challenges in the process of integrating the operations of any new hubs with our existing hubs, such as the inability to manage a greater number of geographically dispersed employees and create and implement efficient uniform controls, procedures and policies, in addition to the incurrence of high integration costs. The anticipated benefits of the expansion we may pursue will not be achieved unless we successfully integrate the new hubs into our operations and effectively manage, market and apply our business strategy to them. We may also be unable to integrate faculty and personnel with different professional experience and from different corporate cultures, and our relationship with current and new employees, including tutors and professors, may be impaired. In addition, we may face challenges in entering into successful collective bargaining arrangements with unions due to differences in the negotiation procedures followed in the different geographic regions of the new hubs. See “—We could be adversely affected by the terms and conditions of collective bargaining agreements with the labor unions representing our tutors and professors and administrative employees or by strikes and other union activity.” If we are not able to manage our growth effectively, our business could be materially adversely affected.

Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. In connection with the audit of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting as of December 31, 2021, which are described below. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim condensed consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to our insufficient accounting resources and processes necessary to comply with the reporting and compliance requirements of IFRS and the SEC. Specifically, we did not design and maintain effective controls over: (i) information systems and associated infrastructure, including but not limited to (x) managing access to our systems, data and end-user computing (EUC) controls, and (y) computer operations controls; (ii) the financial reporting closing process, including the existence of procedures to maintain a formal process for reviewing and approving accounting entries; and (iii) in particular, the analysis, accounting and disclosure of complex transactions of share-based compensation plans.

These material weaknesses did not result in a misstatement to our consolidated financial statements included herein. However, each of the material weaknesses described above could have resulted in a misstatement of one or more account balances or disclosures that could result in a material misstatement to the annual or interim condensed consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute material weaknesses. In order to address these material weaknesses, we will adopt remediation plans, which we expect will contribute to improving our processes and internal controls environment. Despite the fact that we are focused on implementing robust internal controls over financial reporting, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting.

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Testing of our internal controls may reveal deficiencies that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur significant accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities.

Our independent registered public accounting firm has not performed an evaluation of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as our independent registered public accounting firm will be required to do once we cease to be an emerging growth company. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control weaknesses may have been identified.

In addition, our new obligations as a public company also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. These cost increases compared to the periods prior to our initial public offering and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations.

Our revenues, expenses and, consequently, our operating results normally fluctuate as a result of seasonal variations in our business. Specifically:

●	Our digital education undergraduate courses are structured around separate monthly modules. This enables students to enroll in digital education courses at any time during a semester. Despite this flexibility, we generally experience a higher number of enrollments in digital education courses in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, we generally experience a higher number of enrollments at the beginning of the first semester of each year than at the beginning of the second semester of each year. This is due to the high school calendar in Brazil in which classes conclude in December. In order to attract and encourage potential new students to enroll in our undergraduate courses later in the semester, we often offer discounts, generally equivalent to the number of months that have passed in the semester. As a result, we generally record higher revenue in the second and fourth quarters of each year. Revenue is also higher later in the semester due to lower dropout rates during that same period. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Seasonality and Revenue Recognition.”
●	A significant portion of our expenses are also seasonal. Due to the nature of our business cycle, a significant amount of selling and marketing expenses are required to cover costs in connection with the first semester intake, which in Brazil is typically in December, January and February.

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

We may face risks related to public health threats or outbreaks of communicable diseases. The outbreak of communicable diseases could result in a widespread health crisis that could adversely affect the global economy and our ability and our business partners’ ability to conduct business in Brazil for an indefinite period of time. For example, the outbreak of COVID-19 across the globe, resulted and continues to result in a global and regional economic slowdown, a disruption of production and supply chains and a disruption of international trade, all of which may negatively impact the postsecondary education industry.

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

We believe that our growth depends on a number of factors, including, but not limited to, our ability to:

●	attract and retain students, thus increasing the number of students of our educational programs;
●	continue to introduce our educational programs to new markets;
●	provide high quality support to students and hub partners using our products and services;
●	expand our business and increase our market share;
●	compete with the products, services, offers, prices and incentives offered by our competitors;
●	develop new educational programs, products, services, offerings and technologies;
●	identify and acquire or invest in businesses, products, offerings or technologies that we believe may be able to complement or expand our operations; and
●	increase the positive perception of our brands, especially the “Uniasselvi” brand.

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

We are dependent upon the ability and experience of a number of our key personnel who have substantial experience with our operations. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers could have a material adverse effect on our business, financial condition and results of operations. As of December 31, 2021, we do not carry any key man insurance against such risks.

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

Our primary source of income is the monthly tuition payments we charge to our students. For the year ended December 31, 2021, payroll and social charge expenses represented 49.9%, sales and marketing represented 21.1%, materials represented 3.7%, lease payments represented 0.9% and utilities, cleaning and security costs represented 1.5% of our total costs and expenses, respectively. Personnel costs, lease values and the cost of electricity are adjusted regularly using indices that reflect changes in inflation levels. In addition increases in the price of the inputs used for editing and publishing the printed materials related to our educational platform, particularly the price of paper, the cost of printing services and publishing, as well as increases in the fees of our third party printer providers, which produce our printed educational materials, could adversely affect our results if we are not able to fully pass these cost increases on to our students.

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

For further information about our costs and expenses by nature, see notes 24 to our audited consolidated financial statements included elsewhere in this annual report.

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

If the MEC concludes, as part of its supervisory activities, that an irregularity constitutes an imminent risk or threat to students or the public interest, it may impose the following measures on the relevant educational institution for a period to be determined by the SERES: (i) suspend the admission of new students; (ii) suspend the offering of undergraduate or postgraduate lato sensu courses; (iii) suspend the institution’s discretionary ability to, among other things, create new postsecondary courses and establish course curricula, if applicable; (iv) suspend the license to establish new digital education programs; (v) override any ongoing regulatory requests filed by the institution and prohibit new regulatory requests; (vi) suspend participation in the New FIES; (vii) suspend participation in PROUNI; and (viii) suspend or restrict participation in other federal education programs. The educational institution can contest the MEC’s findings by filing motions with the MEC or with Brazilian courts.

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

Our payroll and social charge expenses account for the majority of our total costs and expenses, or 49.9% and 54.3% of such costs and expenses for the year ended December 31, 2021 and the year ended December 31, 2020, respectively. Our faculty and administrative employees are represented by labor unions with a strong representation in the higher education sector and are covered by collective bargaining agreements or similar arrangements negotiated by associations representing employers and labor unions representing employees. Such collective bargaining agreements determine the length of the school day, the length of the school year, minimum compensation, raises for cost-of-living, vacations and fringe benefits, among other terms. These agreements are subject to annual renegotiation and may be so modified. We are not members of an association representing employers and we do not therefore participate in collective bargaining agreements negotiations. Typically, inflation rates have been used as a reference for annual wage increases; however, certain collective bargaining agreements may also provide for adjustments in excess of inflation for our faculty and administrative employees. We could also be adversely affected if we fail to achieve and maintain cooperative relationships with our tutors, professors’ or administrative employees’ unions or face strikes, stoppages or other labor disruptions by our tutors, professors or employees.

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

In addition, our previous and any future transactions involve a number of risks and challenges that may have a material adverse effect on our business and results, including the following:

●	the acquisition may not contribute to our commercial strategy or the image of our institution;
●	a future acquisition may be subject to approval by CADE or other regulatory authorities, which may deny the necessary approvals for, or impose conditions or restrictions on, the acquisition;
●	we may face contingent liabilities in connection with, among others things, (i) judicial and/or administrative proceedings of the acquired institutions, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings, and (ii) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory matters, all of which may not be sufficiently indemnifiable under the relevant acquisition agreement;
●	acquisition and divestment processes may require additional funds and/or may be time consuming and the attention of our management may be diverted from their day-to-day responsibilities and our operations;
●	our investments in acquisitions may not generate the expected returns, and we may mismanage administrative and financial resources as part of the integration process;
●	our divestments may not generate the expected outcomes;
●	the business model of the institutions we acquire may differ from ours, and we may be unable to adapt them to our business model or do so efficiently;
●	we may not be able to integrate efficiently and successfully the operations of the institutions we acquire, including their corporate cultures, personnel, financial systems, distribution or operating procedures;
●	certain transactions may impact our financial reporting obligations and the preparation of our consolidated financial statements, resulting in delays to such preparation;
●	the acquisitions may generate goodwill, the impairment of which will result in the reduction of our net income and dividends, and our financial statements may be affected as a result of the application of our accounting policies to the results of our acquisitions;
●	the transfer of management of the target institution resulting from a change of control or corporate restructuring must be notified to the MEC, within 60 days from the execution of the document implementing the change of control or corporate restructuring, and the MEC may impose additional restrictions on its reaccreditation; and
●	we may be unable to provide the acquired company with the necessary resources to support its operations and if, by the time of the reaccreditation of the acquired company with the MEC, the MEC finds that we have failed to meet any applicable reaccreditation requirements, it may impose restrictions or conditions on the reaccreditation of the acquired company, such as being prevented from increasing in vacancies and from admitting new students to the course; in addition the institution may become subject to the administrative supervision process.

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

As of December 31, 2021, we experienced a period of significant expansion and are facing a number of expansion-related issues, such as the acquisition and retention of experienced and talented personnel, cash flow management, corporate culture and internal controls, among others. These issues and the significant amount of time spent on addressing them may result in the diversion of our management’s attention from other business issues and opportunities. In addition, we believe that our corporate culture and values are critical to our success, and we have invested a significant amount of time and resources building them. If we fail to preserve our corporate culture and values, our ability to recruit, retain and develop personnel and to effectively implement our strategic plans may be harmed.

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

We utilize third-party logistics service providers for the shipping of all of our collections of printed teaching materials. The successful delivery of our materials to our students depends upon effective execution by our logistics team and such service providers. Any material failure to execute properly for any reason, including damage or disruption to any service providers’ facilities, would have an adverse effect on our business, financial condition and results of operations.

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

Our directors, officers and members of our senior management, among others, own shares in the Company and/or are beneficiaries under our share-based incentive plans. We implemented our first share-based incentive plan in 2017 and a second share-based incentive plan in 2020. Due to the issuance of stock options to members of our management team, a significant portion of their compensation is closely tied to our results of operations (as measured by our Adjusted EBITDA) or the price of common shares, which may lead such individuals to direct our business and conduct our activities with an emphasis on certain considerations which may not coincide with the interests of our shareholders. As a result of these factors, the interests of our management team may not coincide with the interests of our other shareholders.

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

The number of new digital education educational hubs which are able to open each year is contingent on our CI: (i) a CI equal to 3 allows us to open 50 new digital education educational hubs per year; (ii) a CI equal to 4 allows us to open 150 new digital education educational hubs per year; and (iii) a CI equal to 5 allows us to open 250 new digital education educational hubs per year. In case of noncompliance with the requirements by the MEC or unsatisfactory evaluation, our rating may be lower and the authorization to open new hubs may be reduced. Such reduction may adversely affect our growth strategy. Finally, in the event that any of our programs receive unsatisfactory evaluations, the higher education institution offering the programs may be required to enter into an agreement with the MEC setting forth proposed measures and timetables to improve the program and remedy the unsatisfactory evaluation.

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

The quality of the pedagogical content we deliver to our students is significantly dependent upon the quality of our editors, publishers and purchased content.

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

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality and intellectual property license and assignment agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of the date of this annual report, we did not have issued patents or patent applications pending in or outside Brazil. We are party to several agreements with third party authors with respect to educational content, for indefinite terms. As of December 31, 2021, we owned 28 trademarks. As of the date of this annual report, we owned 35 registered domain names in Brazil. Our brand is not a registered trademark in the U.S. From time to time, we expect to file additional patent, copyright and trademark applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. Any dismissal of our “Uniasselvi” trademark application may impact our business. Third parties may challenge any patents, copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our patents, copyrights, trademarks and other proprietary rights and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

Furthermore, we cannot guarantee that:

●	our intellectual property and proprietary rights will provide competitive advantages to us;
●	our competitors or others will not design around our intellectual property or proprietary rights;
●	our ability to assert our intellectual property or proprietary rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;
●	our intellectual property and proprietary rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;
●	any of the patents, trademarks, copyrights, trade secrets or other intellectual property or proprietary rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned; or
●	we will not lose the ability to assert our intellectual property or proprietary rights against, or to license our intellectual property or proprietary rights to, others and collect royalties or other payments.

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

We are party to legal and administrative proceedings arising from the ordinary course of our business or from nonrecurring corporate, tax or regulatory events, involving our suppliers, hub partners, students and faculty members, as well as tax authorities, especially with respect to civil, tax and labor claims. We, or our Principal Shareholders, directors or officers may, in the future, be party to legal and administrative proceedings, involving the same or other aspects of our business. We cannot guarantee that the results of these proceedings will be favorable to us or that we have made sufficient provisions for liabilities that may arise as a result of these or other proceedings. Even if we adequately address issues raised by any inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or those lawsuits or claims. Adverse decisions in material legal, arbitration or administrative proceedings, even if such proceedings are without merit, may adversely affect our reputation, results of operations and the price of our common shares.

We and our hub partners are periodically required to obtain or renew local licenses and permits, including licenses from the fire department, for some of the properties we use. Failure to obtain renewals of these licenses and permits in a timely manner may result in penalties, including closures of certain hubs.

The use of our and our hub partners’ buildings is subject to the successful obtaining of an occupancy permit (Habite-se), or equivalent certificate, issued by the municipality where the property is located, certifying that the building has no deficiencies and has been built in accordance with the project specifications approved by such municipality. In addition, nonresidential properties are required to have a use and operations license and/or permit, issued by the competent municipality, and a fire department inspection certificate, issued by the fire department, prior to being used regularly. Such licenses typically expire and must be renewed, occasionally with an associated renewal fee. We and our hub partners may be unable to obtain or duly renew the required licenses and authorizations for the future operation of facilities. In addition, our hub partners are independent entities, and we cannot guarantee that our hub partners will duly obtain or renew local licenses and permits.

The absence of such licenses may result in penalties ranging from fines to forced demolition of the areas that were not built in compliance with applicable legislation or, in a worst case scenario, closure of the hubs lacking the licenses and permits. Any penalties imposed, and in particular the forced closure of any of our hubs, may result in a material adverse effect on our business. Moreover, in the event of any accident at our hubs, the lack of such licenses may result in civil and criminal liability, as well as cause the cancellation of eventual insurance policies for the respective hub. Any such developments may have a material adverse effect on us and on our reputation.

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

The lease agreements regarding certain properties we use are currently in the process of being registered and annotated on the respective enrollment certificates registered in the real estate registry offices. We may be delayed in registering and annotating our lease agreements or may not be successful in registering our lease agreements due to unforeseen obstacles which may be outside of our control.

Pursuant to Brazilian law, lessees have a right of first refusal in the event that the occupied property is to be transferred. However, the lessee will only be able to enforce such right against third-parties if the lease agreement is annotated in the property’s enrollment certificate. If the lease is not annotated, the lessee is only entitled to pursue indemnification for losses and damages against the lessor/seller. Brazilian law also provides for a special regime applicable to the leases of real estate properties used for educational purposes that are authorized and inspected by the public authorities, which limits the range of causes of action for eviction of the lessee to the following cases: (i) mutual agreement; (ii) breach of contract or legal violation; (iii) default in the payment of rent and other charges; (iv) need of urgent repairs determined by the public authorities that cannot be regularly completed with the presence of lessee; or (v) in the event the former landowner, the committed purchaser or the committed assignee (upon the payment in full of the purchase price or otherwise expressly authorized by the former landowner and as long as the title is registered in the enrollment certificate of the leased property) requests the eviction of the property for purposes of demolition, edification, license or renovation that results in the increase of at least 50% of the useable area of the property.

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

Any areas of the leased property used for activities other than educational services (such as administrative buildings, offices, parking lots, among others) are subject to the regular treatment under Brazilian law. If any such areas are sold to third parties during the term of the lease and the lessee does not exercise its right of first refusal, the new owner will be entitled to terminate the lease upon a 90-day prior written notice, counted as from the date of such acquisition, and the lessee will be required to vacate the real estate property, unless (i) the term of the lease is specified in the lease agreement; (ii) the lease agreement contains an effectiveness clause that provides for the maintenance of the terms and conditions of the lease in the event of a transfer of the leased property; and (iii) the lease agreement is duly registered in the enrollment certificate of the leased property. If the new owner does not require the lessee to vacate the property within 90 days from the acquisition, the new owner will have to abide by the lease until its termination.

If we fail to register our lease agreements and one of the properties we occupy is sold to third parties without the lessor respecting our right of first refusal, we will not have the right to buy the real estate property and will solely be able to pursue an action for damages and/or indemnification. In addition, regarding the properties that are used for activities other than educational services, if their respective lease agreements are not registered in the enrollment certificate, the new owner will be entitled to terminate the lease upon a 90-day prior written notice and, in such case, we will be forced to vacate such property and our business may be adversely affected.

We may not be able to renew the lease agreements for hubs and campuses.

As of the date of this annual report, we and our hub partners lease all the properties in which activities are conducted.

According to Brazilian law, a lessee has the right to renew existing leases for subsequent terms equal to the original term of the lease. In order for a lessee to enforce this right, the following criteria must be met: (i) the non-residential lease agreement must have a fixed term equal to or greater than five consecutive years, or, in the event there is more than one agreement or amendment thereto regarding the same property, the aggregate term in any such agreement and amendment must be equal to or greater than five consecutive years; (ii) the lessee must have been using the property for the same purpose for a minimum period of three years; and (iii) the lessee must claim the right of renewal at the most one year and at least six months prior to the end of the term of the lease agreement by filing a renewal lawsuit.

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

All of our hubs and campuses, as well as those of our hub partners, require periodic upgrades to remain attractive to students. Upgrading the facilities at our hubs and campuses or those of our hub partners could be difficult for a number of reasons, including the following:

●	the applicable properties may not have the capacity or configuration to accommodate proposed renovations;
●	construction and other costs may exceed the funds available and/or we or our hub partners may be unable to obtain financing to fund such costs;
●	it may be difficult and expensive to comply with local building and fire codes; and
●	we or our hub partners may not be able to negotiate reasonable terms with our landlords or developers or complete the work within acceptable time frames.

Failure by us or our hub partners to upgrade the facilities of our hubs and campuses or those of our hub partners, as applicable could lead to lower enrollment and could cause a material adverse effect on our business, financial condition and results of operations.

Our indebtedness may adversely affect our businesses.

As of December 31, 2021 and December 31, 2020, our total consolidated indebtedness (consisting of lease liabilities, accounts payable from acquisition of subsidiaries and, as of December 31, 2020 a loan agreement with Banco Santander (Brasil) S.A.) was R$311.3 million and R$576.0 million, respectively. Our consolidated indebtedness may:

●	limit our capacity to obtain new credit facilities;
●	require that we dedicate a substantial portion of our cash flow to service debt payments, which may affect our ability to use our cash flow for working capital, capital expenditures and other general corporate purposes, in addition to complying with our obligations;
●	limit our flexibility to plan and react to changes in our businesses and in the sector in which we operate;
●	put us at a disadvantage with our competitors, who may have lower levels of indebtedness; and
●	increase our vulnerability to negative economic and industrial conditions, including variations in interest rates or stagnation of our business results or of the economy as a whole.

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

For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

In certain circumstances, acquisitions of educational institutions must be approved by CADE.

Brazilian legislation provides that acquisitions of educational institutions must be approved by CADE prior to the completion of the acquisition if the following threshold is met: one of the companies or group of companies involved has gross annual revenues in Brazil of at least R$750.0 million in the year immediately prior to the acquisition and any other party has gross income of at least R$75.0 million in that same period. As part of this process, CADE must assess the competitive impacts of the specific transaction in markets where the companies and their economic groups are active. CADE may not approve our future acquisitions or may condition approval of our acquisitions on our disposal of some of the operations of the target of the acquisition, or impose restrictions on the operations and commercialization of the target.

The UniCesumar Business Combination is subject to review and approval by CADE. See “—If we are unable to complete the UniCesumar Business Combination in a timely manner or at all, our business and the price of our common shares may be adversely affected.”

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

Climate change can create transition risks, physical risks and other risks that could adversely affect us.

Climate risk is as a transversal risk that can be an aggravating factor for the types of traditional risks that we manage in the ordinary course of business, including without limitation the risks described in this “Risk Factors” section. We consider that there are two primary sources of climate change related financial risks: physical and transition.

Physical risks resulting from climate change can be event-driven (acute) or long-term shifts (chronic, such as changes in precipitation patterns or temperatures). Acute physical risks include increased severity of extreme weather events, such as drought, hurricanes, or floods which may, for example, prevent us or our hubs partners from operating our hubs normally.

Transition risks refer to actions brought on to address mitigation and adaptation requirements related to climate change, and they can fall into various categories such as market, technology, and policy changes. In particular, policy actions (including those that attempt to constrain actions that contribute to the adverse effects of climate change and those that seek to promote adaptation to climate change), could result an increase in the regulatory environmental requirements to which we are subject, as detailed under “—We are subject to environmental laws and regulations, which may become more stringent in the future and increase our obligations and capital investments with respect to their compliance.” These requirements may also increase going forward as a result of the increasing importance of environmental matters. This and other changes in regulations in Brazil may expose us to increased compliance costs, limit our ability to pursue certain business opportunities and provide certain products and services, each of which could adversely affect our business, financial condition and results of operations.

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

Failure to comply with data privacy regulations could result in reputational damage to our brands and adversely affect our business, financial condition and results of operations.

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

The laws regulating privacy rights and data protection have considerably evolved over recent years, providing for more restrictive provisions on the means through which processing of personal data by organizations is regulated. As of August 2018, when the Brazilian Law No. 13,709/2018 (Lei Geral de Proteção de Dados), or the LGPD, was enacted, practices involving the processing of personal data were ruled by certain sectorial laws, such as Law No. 8,078/1990 the Consumer Defense Code, and Law No. 12,965, or the Brazilian Civil Rights Framework for the Internet.

In 2018, the LGPD, a comprehensive data protection law, has been enacted establishing the general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD lays down detailed rules for the collection, use, processing and storage of personal data, regardless of whether data is collected in a digital or physical environment. As a result of enactment of Provisional Measure No. 959 (Medida Provisória No. 959), or MP 959, dated April 29, 2020, the LGPD came into force on September 18, 2020, except for Articles 52, 53 and 54 of the LGPD, which address administrative penalties, and which came into force on August 1, 2021.

On November 6, 2020, the Brazilian Decree No. 10,474 of August 26, 2020, which regulates the organizational structure of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD, came into force, and ANPD’s first board of directors was appointed. This is the entity responsible for regulating and supervising the application of the LGPD as well as imposing sanctions in the event of noncompliance with the legal rules and obligations.

We may incur penalties due to violation of the LGPD. If we are not able to adapt our processes and implement the measures required for full compliance with the LGPD, we may in the future be subject to administrative penalties by the ANPD, as set forth in the law, including, but not limited to (i) legal notices and the required adoption of corrective measures, (ii) fines up to 2% of the company’s or group’s revenues up to a limit of R$50.0 million per infraction, (iii) publication of the infraction after the confirmation of its occurrence, and (iv) blocking and erasing the personal data involved in the infraction. In the event of repeated violations, more severe penalties may be imposed on us, such as suspension of the operation of the database or personal data processing to which the violation refers for a maximum period of six months, which may be extended for an equal period of time, until the error giving rise to the violation is rectified by the controller and prohibition in whole or in part from carrying out data processing activities. The administrative sanctions became effective in August 2021. Prior to August 2021, other authorities in Brazil could still apply the LGPD through administrative procedures or lawsuits. The Department of Consumer Protection and Defense (Procon) or the Public Ministry responsible for consumer rights and individuals and non-governmental or private associations, for example, could have filed complaints or brought lawsuits based on violations of the LGPD that have caused or may cause harm to individuals. In this sense, we may be liable for property, moral, individual or collective damages caused by us, including by third party providers that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to non-compliance with the obligations established by the LGPD. If we are unable to use sufficient measures to protect the personal data we manage and store or to maintain compliance with the LGPD, we may incur material costs which could have an adverse effect in our reputation and results of operations. In addition, we could incur significant costs in complying with relevant laws and regulations regarding the unauthorized disclosure of personal information, which may be affected by any changes to data privacy legislation at both the federal and state levels.

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

Further, as a consequence of the COVID-19 pandemic, most of our employees are working remotely from home. Based on thorough assessments of the well-being and performance of our workforce, our management announced the company-wide adoption of a hybrid model whereby employees will work both remotely and in the office. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

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

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls, and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

●	the ongoing COVID-19 pandemic, the Brazilian government’s response to the COVID-19 pandemic, and the effects of the COVID-19 pandemic and the government’s response to it on the economic, social and political situation in Brazil;
●	growth or downturn of the Brazilian economy;
●	interest rates and monetary policies;
●	exchange rates and currency fluctuations;

●	inflation;
●	liquidity of the domestic capital and lending markets;
●	import and export controls;
●	exchange controls and restrictions on remittances abroad and payments of dividends;
●	modifications to laws and regulations according to political, social and economic interests;
●	fiscal policy and changes in tax laws;
●	economic, political and social instability, including general strikes and mass demonstrations;
●	the regulatory framework governing the educational industry;
●	labor and social security regulations;
●	energy and water shortages and rationing;
●	commodity prices;
●	changes in demographics, in particular declining birth rates, which will result in a decrease in the number of enrolled students in education in the future; and
●	other political, diplomatic, social and economic developments in or affecting Brazil.

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

Uncertainty about the Brazilian government’s implementation of changes in policies or regulations that affect such implementation, as well as uncertainty arising from the 2022 Presidential election, may contribute to economic instability in Brazil and increase the volatility of securities issued abroad by Brazilian companies, including our securities.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, and could adversely affect our financial condition, our results of operations and the price of our common shares.

Economic, health, political and environmental crises or any other type of crises capable of impacting the Brazilian economy may affect the purchasing power of the population, which may result in a decrease in the number of our students and/or an increase in payment delinquency.

Economic, health, political and environmental crises or any other type of crises capable of impacting the Brazilian economy may affect the purchasing power of the population, which, may result in a decrease in the number of products and services we sell, as well as in an increase in payment delinquency or default by our students, or an increase in the proportion of students canceling their course registration.

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

Inflation has increased recently in Brazil, as a result of supply shocks that affected the price of foodstuff, climate events that hit electricity generation and led to an increase in energy prices, disruption in supply chains and the depreciation of the real, among others. These inflationary pressures have persisted in early 2022. As a result, inflation as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the IBGE, was 10.5%, 4.52% and 4.31% for the years ended as of December 31, 2021, 2020 and 2019, respectively.

Inflation directly affects most of our current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA. For instance, our most important cost component is personnel, which accounted for 49.9%, 54.3% and 48.6% of our total costs and expenses in the years ended December 31, 2021, 2020 and 2019, respectively, and is clearly impacted by inflation rates. Historically, inflation has been offset by our ability to adjust our tuition fees in rates that are typically above the variation of inflation indexes, due mostly to the increase in the content density and complexity over the course; however, this may not necessarily continue to be the case in the future.

In 2022, the military conflict between Russia and Ukraine is contributing to further increases in the prices of energy, oil, gas, fertilizer, basic materials and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to interest rates. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the base interest rate (Sistema Especial de Liquidação e Custódia), or SELIC rate target, which ranged from 14.25%, on December 31, 2015, to 2.00% on December 31, 2020. This rate is set by the Monetary Policy Committee of the Brazilian Central Bank (Comitê de Política Monetária), or COPOM. On February 7, 2018, the Monetary Policy Committee reduced the SELIC rate target to 6.75% and further reduced the SELIC rate target to 6.50% on March 21, 2018. The Monetary Policy Committee reconfirmed the SELIC rate target of 6.50% on May 16, 2018 and subsequently on June 20, 2018. As of December 31, 2018, the SELIC rate target was 6.50%. The Monetary Policy Committee reconfirmed the SELIC rate target of 6.50% throughout the first half of 2019 and then began decreasing the rate to 6.00% on July 31, 2019, to 5.50% on September 18, 2019, to 5.00% on October 30, 2019 and to 4.50% on December 11, 2019. The Monetary Policy Committee subsequently decreased the SELIC rate target to 4.25%, 3.75%, 3.00%, 2.25% and then 2.00%. The SELIC rate remained at that level until mid-March 2021, when it reached 2.75%. As a result of inflationary pressures that have arisen in Brazil and globally in late 2021 and early 2022, the Brazilian Central Bank started tightening monetary policy: the SELIC rate then reached 6.25% p.a. in late September 2021, 7.75% p.a. in late October 2021, and reached 9.25% p.a. in December 2021. As of the date of this annual report, the SELIC rate is 11.75%.

Inflation, government measures to curb inflation, and speculation related to possible measures regarding inflation may significantly contribute to uncertainty regarding the Brazilian economy and weaken investors’ confidence in Brazil. Future Brazilian governmental actions, intervention in the foreign exchange market, and actions to adjust or fix the value of the real, may trigger increases in inflation and adversely affect the performance of the Brazilian economy as a whole. Furthermore, Brazil’s high rate of inflation, compounded by high and increasing interest rates, declining consumer spending and increasing unemployment, may have a material adverse impact on the Brazilian economy as a whole, as well as on us.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2014, the real depreciated by 11.8% against the U.S. dollar, while in 2015 it further depreciated by 32%. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.2591 per U.S.$1.00 on December 30, 2016, an appreciation of 16.5% against the rate of R$3.9048 per U.S.$1.00 reported on December 31, 2015. In 2017, the real depreciated by 1.5%, with the exchange rate reaching R$3.308 per U.S.$1.00 on December 29, 2017. In 2018, the real depreciated an additional 17.1%, to R$3.875 per U.S.$1.00 on December 31, 2018. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.0307 per U.S.$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real against the U.S. dollar during 2019. Since May 2020, the real has depreciated significantly against the U.S. dollar as a result of the adverse macroeconomic effects of the COVID-19 pandemic. In 2020, the real finished the year at R$5.20 per U.S.$1.00. In 2021, the fallout of the COVID-19 pandemic continued to weigh on the performance and prospects of the Brazilian economy. The adverse economic effects of the COVID-19 pandemic have led to pressure on the Brazilian government to increase its support for the economy, which has led it to increase its already high indebtedness. Along with an ongoing perception that the Brazilian government could continue such support and further increase its indebtedness, this has led to a depreciation of the real. As of December 31, 2021, the exchange rate was R$5.5805 per U.S.$1.00. There can be no assurance that the real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

A depreciation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian gross domestic product, or GDP, growth has fluctuated over the past few years, with a contraction of 3.3% in 2016, followed by a three-year streak of growth in 2017 (1.3%), 2018 (1.8%) and 2019 (1.2%). In 2020, the Brazilian GDP contracted by 3.9% as a result of the effects of the COVID-19 pandemic and despite the significant economic support measures put in place by the Brazilian government. In 2021, Brazilian GDP increased by 4.6%. Growth has been limited by the lack of private and public investments, resulting in potential energy shortages and deficient transportation, declining logistics and telecommunication sectors and a lack of a qualified workforce. In addition, the growth and performance of the Brazilian economy may be impacted by other factors such as civil unrest, nationwide strikes, epidemics, natural disasters or other disruptive events. Additionally, travel restrictions or potential impacts on personnel due to the COVID-19 pandemic may disrupt our business and the expansion of our client base. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, as well as the recent military conflict between Russia and Ukraine, may harm the Brazilian economy and the price of our common shares.

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

Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union (so-called “Brexit”). The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The United Kingdom formally withdrew from the European Union on January 31, 2020. On December 24, 2020, the United Kingdom and the European Commission reached an agreement on the terms of its future cooperation with the European Union. The UK-EU Trade and Cooperation Agreement was signed on December 30, 2020, between the European Union, the European Atomic Energy Community and the United Kingdom. It has been applied since January 1, 2021, when the transition period ended. Nevertheless, there continues to be significant political and economic uncertainty remains about whether the terms of the future relationship between the United Kingdom and the European Union. We have no control over and cannot predict the effect of Brexit nor over whether and to which effect any other member state will decide to exit the European Union in the future. There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. In 2022, the military conflict between Russia and Ukraine is contributing to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. This military conflict has also led to increasing tensions between the United States and Russia, an escalation of which could adversely affect the global economy including Brazil, such as increased inflation and interest rates, which ultimately could have a negative impact on us. The United States and China have recently been involved in disputes regarding Taiwan, rights to navigation in the South China Sea, alleged human rights abuses in China, as well as in a controversy over trade barriers in China that threatened a trade war between the countries. Sustained tension between the United States and China over these and other matters could significantly undermine the stability of the global economy.

It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

The recent COVID-19 pandemic has had a significant effect on the share prices of companies listed on stock markets globally. The resulting volatility in share prices has triggered circuit-breakers (i.e., mechanisms which interrupt the trading of securities for a period of time following a significant fall in the aggregate market capitalization of the stock exchange affect) repeatedly in stock exchanges across the world, including the Nasdaq. The price of our common shares may be affected by this volatility. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The COVID-19 pandemic may cause an adverse effect in our operations, including the partial closure of our business. The extension of the COVID-19 pandemic, the perception of its effects, or the way in which such pandemic will impact our business, either on a microeconomic or on a macroeconomic level, are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results.”

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

The rating agencies began to review Brazil’s sovereign credit ratings in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

●	In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. The BB-negative rating was reaffirmed on February 7, 2019 with a stable outlook, which reflects the agency’s expectations that the Brazilian government will be able to implement policies to gradually improve the fiscal deficit, as well as a mild economic recovery, given improvements in consumer confidence.
●	In December 2015, Moody’s reviewed and downgraded Brazil’s issue and bond ratings from Baa3 to below investment grade, Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, considering the low growth environment and the challenging political scenario. In April 2018, Moody’s reaffirmed its Ba2 rating, but altered its outlook from “negative” to “stable,” also supported by the projection that the Brazilian government would approve fiscal reforms and that economic growth in Brazil would resume gradually.
●	In 2016, Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. The BB-negative rating was reaffirmed in May 2019.
●	On April 7, 2020 and May 6, 2020, S&P and Fitch, respectively, changed their outlook on sovereign credit risk rating of Brazil to negative.

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

Risks Relating to the UniCesumar Business Combination

If we are unable to complete the UniCesumar Business Combination in a timely manner or at all, our business and the price of our common shares may be adversely affected.

The completion of the UniCesumar Business Combination is subject to the satisfaction or waiver of certain customary conditions, including: (i) the receipt of regulatory clearance in Brazil; (iii) the receipt of all governmental approvals (including, without limitation, antitrust approvals); (ii) the absence of any order, legal restriction or the enactment of any law, prohibiting or preventing the UniCesumar Business Combination; (iii) the accuracy of the representations and warranties of the parties and compliance by the parties with their respective obligations under the acquisition agreement; and (iv) the absence of any material adverse effect on UniCesumar since the date of the Quota Purchase Agreement. As many of these conditions are outside of our control, we cannot assure you that the conditions to the completion of the UniCesumar Business Combination will be satisfied in a timely manner or at all, which may affect when and whether the UniCesumar Business Combination will occur. If the UniCesumar Business Combination is not completed, the price of our common shares could fall to the extent that our current price reflects an assumption that we will complete the UniCesumar Business Combination. Furthermore, if the UniCesumar Business Combination is not completed and the acquisition agreement is terminated, we may suffer other consequences that could adversely affect our business, results of operations and share price, including the following:

●	we have incurred and will continue to incur costs relating to the UniCesumar Business Combination (including significant legal and financial advisory fees) and many of these costs are payable by us whether or not the UniCesumar Business Combination is completed;
●	we may be subject to legal proceedings related to the UniCesumar Business Combination or the failure to complete the UniCesumar Business Combination;
●	we may be subject to fines and penalties if we fail to complete the UniCesumar Business Combination as a result of our action(s) or inaction(s), and the seller is in compliance with its obligations under the acquisition agreement; and
●	the failure to consummate the UniCesumar Business Combination may result in negative publicity and a negative impression of us in the investment community.

The current Brazilian merger review system (Law No. 12.529/2011) requires notification of proposed mergers prior to completion. Under this suspensive regime, transactions subject to review by CADE cannot be closed or implemented before a clearance decision is issued (i.e., there is both a statutory bar on closing and a standstill obligation). The statutory review period of a transaction by CADE is theoretically up to 330 calendar days. Until we receive antitrust approval, we are not permitted to access any strategic information of UniCesumar or to implement the transaction.

Any prolonged delay until the completion of the UniCesumar Business Combination could adversely affect the business of UniCesumar if we do not have access to such strategic information in a timely manner for the commercial cycle of 2022.

We may not realize the benefits anticipated from the UniCesumar Business Combination, which could adversely affect the price of our common shares.

The UniCesumar Business Combination, if completed, will be our first acquisition to date. The anticipated benefits from the UniCesumar Business Combination are, necessarily, based on projections and assumptions of expert advisors hired by us about the combined businesses of Vitru and UniCesumar, which may not materialize as expected or which may prove to be inaccurate. Our ability to achieve the anticipated benefits will depend on our ability to successfully and efficiently integrate the business and operations of UniCesumar with our business and achieve the expected synergies. We may face significant challenges with successfully integrating and recognizing the anticipated benefits of the UniCesumar Business Combination once completed, including the following:

●	potential disruption of, or reduced growth in, our historical core businesses, due to diversion of management attention and uncertainty with UniCesumar’s current customer and supplier relationships;
●	coordinating and integrating research and development teams across technologies and products to enhance product development while reducing costs;
●	consolidating and integrating corporate, information technology, finance and administrative infrastructures, and integrating and harmonizing business and other back-office systems, which may be more difficult than anticipated;
●	coordinating sales and marketing efforts to effectively position our capabilities and the direction of product development;
●	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining UniCesumar’s business with our business;
●	limitations prior to the completion of the UniCesumar Business Combination on the ability of management of Vitru and of UniCesumar to effectively plan for the integration of the two companies;
●	the increased scale and complexity of our operations resulting from the UniCesumar Business Combination;
●	retaining key employees, suppliers and other partners of UniCesumar;
●	obligations that we will have to counterparties of UniCesumar that arise as a result of the change in control of UniCesumar;
●	difficulties in anticipating and responding to actions that may be taken by competitors in response to the transaction; and
●	the assumption of and exposure to unknown or contingent liabilities of UniCesumar.

If we do not successfully manage these issues and the other challenges inherent in integrating an acquired business of the scale of UniCesumar, then we may not achieve the anticipated benefits of the UniCesumar Business Combination, we could incur unanticipated expenses and charges and our operating results and the value of our common shares could be materially and adversely affected.

Uncertainty about the UniCesumar Business Combination may adversely affect our relationships with customers, suppliers and employees, which could negatively affect our business, whether or not the UniCesumar Business Combination is completed.

The announcement of the UniCesumar Business Combination on August 23, 2021, whether or not completed, may cause uncertainties in our relationships with our customers, suppliers and employees, which could impair our ability to conduct our business. Furthermore, uncertainties about the UniCesumar Business Combination may cause our current and prospective employees to experience uncertainty about their future with us. These uncertainties may impair our ability to retain, recruit or motivate key employees, which could affect our business.

The UniCesumar Business Combination may result in significant charges or other liabilities that could adversely affect the financial results of the combined company.

The financial results of the combined company, following our business combination of UniCesumar, may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with our integration of the business and operations of UniCesumar. Furthermore, as a result of the transaction, we will record a significant amount of goodwill and other intangible assets on our consolidated financial statements, which could be subject to impairment based upon future adverse changes in our business or prospects, including our inability to recognize the benefits anticipated by the transaction.

The use of cash and incurrence of significant indebtedness in connection with the financing of the UniCesumar Business Combination may have an adverse impact on our liquidity, limit our flexibility in responding to other business opportunities and increase our vulnerability to adverse economic and industry conditions.

We expect that the UniCesumar Business Combination will be funded by existing cash and cash equivalents, and financial investments and new indebtedness, among others. As of December 31, 2021, we had R$75.6 million in cash and cash equivalents and R$253.0 million in short-term investments. In August 2021, we entered into a binding commitment (subject to definitive agreements) with four large Brazilian banks to obtain financing with a maturity of five years for up to R$1.95 billion in connection with the UniCesumar Business Combination. The use of cash on hand and indebtedness to finance the UniCesumar Business Combination will reduce our liquidity, increase our exposure to interest rate risk and limit our capacity to pursue other potential strategic plans.

The regulatory approvals required in connection with the UniCesumar Business Combination may not be obtained or may contain materially burdensome conditions.

Completion of the UniCesumar Business Combination is conditioned upon the receipt of certain regulatory approvals, including approval by CADE. We cannot provide assurance that these approvals, especially approval by CADE, will be obtained or that, if obtained, such approvals will not be subject to materially burdensome conditions (including behavioral remedies or structural measures imposed by CADE). If any conditions or changes to the proposed structure of the UniCesumar Business Combination are required to obtain these regulatory approvals, they may have the effect of jeopardizing or delaying completion of the UniCesumar Business Combination or reducing the anticipated benefits of the UniCesumar Business Combination. If we agree to any material conditions in order to obtain any approvals required to complete the UniCesumar Business Combination, the business and results of operations of the combined company may be adversely affected.

Risks Relating to Our Common Shares

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

The trading market for our common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts may stop publishing research on our company. If no or too few securities or industry analysts cover our company, the trading price for our common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, the price of our common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause the price of our common shares and trading volume to decline.

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

Furthermore, the Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the Cayman Economic Substance Act. We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

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

Each potential investor in our common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

●	have sufficient knowledge and experience to make a meaningful evaluation of our common shares, the merits and risks of investing in our common shares and the information contained in this annual report;
●	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our common shares and the impact our common shares have on its overall investment portfolio;
●	have sufficient financial resources and liquidity to bear all of the risks of an investment in our common shares;
●	understand thoroughly the terms of our common shares and be familiar with the behavior of any relevant indices and financial markets; and
●	be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could subject United States investors in our common shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended (the “Code”) we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the expected price of our common shares, we do not expect to be a PFIC for our 2022 taxable year. However, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion. In addition, whether we will be a PFIC in 2022 or any future year is uncertain because, among other things, (i) we hold a substantial amount of cash, which is generally categorized as a passive asset, and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

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

ITEM 4. INFORMATION ON THE COMPANY

A.History and Development of the Company

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

We were accredited by the MEC to offer digital education courses in 2006. Since then, our student-centric model has been taking advantage of technology to make the postsecondary education learning process more accessible and affordable. As a consequence of our differentiated value proposition, we were able to achieve a regional leadership position in the south of Brazil and become a well-recognized brand nationwide.

In 2016, we were acquired by The Carlyle Group and Vinci Partners and we appointed a new executive team with extensive experience and a strong track record in the education industry. Our strategic focus was fully directed to the expansion of our digital education operations across Brazil.

Our expansion strategy was accelerated by the new regulatory framework for digital education in 2017, which is centered on postsecondary education institutions’ achievements in a quality index. This new regulatory framework has made it easier to open new hubs, thereby unlocking a major market opportunity. In that year, we worked together with a well-recognized consulting firm to develop a robust expansion plan, which mapped several opportunities to be captured in the following five years. In addition, we have created a new business intelligence unit to support intake cycles and our marketing strategy.

Since 2018, and for the third consecutive year in 2020, we have been a leading pure-player in the private postsecondary digital education market in Brazil, considering only players with at least 95% of students engaged in digital education as reported in the most recent available data of the INEP.

In 2019, our CI score, which is measured and reported by the MEC using institutional planning and development, academic and management criteria, was upgraded to the maximum grade of 5, from a previous score of 4.

In September 2020, we completed our initial public offering on the Nasdaq, through which we raised U.S.$96 million in total proceeds. The proceeds of our initial public offering are primarily intended to fund inorganic growth opportunities, and we intend to apply these proceeds to the UniCesumar business combination. Immediately prior to our initial public offering we undertook a corporate reorganization as described under “Presentation of Financial and Certain Other Information—Corporate Events.”

On July 16, 2021, we announced that MEC assessed and granted the highest grade (concept 5) in connection with the authorization process to allow us to offer a digital undergraduate course in law. The next steps in the process for us to become authorized to offer undergraduate courses in law are: (i) the review of such evaluation process by the Secretariat for Regulation and Supervision of Higher Education (Secretaria de Regulação e Supervisão do Ensino Superior), or SERES; and (ii) the publication of the ordinance related to completion of the legal regulatory procedures of MEC in connection with the authorization process for the digital undergraduate course in law.

On August 6, 2021, we announced that SERES issued ordinance No. 802 on August 5, 2021, related to the completion of the legal and regulatory procedures for MEC to authorize us to offer a digital undergraduate course in nursing. Uniasselvi achieved the highest grade (concept 5) in the authorization process and is therefore authorized to offer the course to 11,100 students annually.

UniCesumar Business Combination

On August 23, 2021, we announced that we have entered into a definitive agreement for a business combination, through our wholly-owned subsidiary Vitru Brasil Empreendimentos, Participações e Comércio S.A., to acquire the entirety of the issued share capital of UniCesumar, with a total enterprise value amounting to R$3,150 million, including net debt, to be adjusted at closing of the transaction. The transaction was structured with 62.9% of equity value to be paid in cash at closing, 17.7% of equity value to be paid in cash 12 months after closing, adjusted by the IPCA index (sellers’ financing), and 19.4% of equity value paid in new shares issued by us, with a 180-day lock-up. UniCesumar is a leading, fast-growing digital education company headquartered in Maringá, in the state of Paraná. In August 2021, we entered into a binding commitment (subject to definitive agreements) with four large Brazilian banks to obtain financing with a maturity of five years for up to R$1.95 billion in connection with the UniCesumar Business Combination. The closing of the transaction is subject to customary closing conditions, including antitrust and other regulatory approvals. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to the UniCesumar Business Combination.”

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

In response to the pandemic, we have implemented several measures aimed at safeguarding the health of our employees, students and hub partners as well as the stability of our operations. These measures include: (1) creating a crisis management committee and a financial committee to discuss the action plan for our organization to address the challenges posed by the COVID-19 pandemic; (2) temporarily replacing in-person weekly meetings with dedicated tutors at the hubs with online meetings between students and the same tutors across all of our hubs, as a result of which since March 30, 2020 all of our students have had real-time meetings with their dedicated tutors; (3) training teachers, tutors and hub partners to support students in this new format; (4) remote support to deliver high-quality content to our students and maintain high levels of engagement and a superior learning experience; (5) making no changes to our course schedule or curriculum; (6) putting in place remote emotional and psychological support to students and employees, provided by our psychology department; and (7) making home office available for all of our employees.

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

Due to uncertainties related to the dynamics of COVID-19’s spread, the emergence of new variants of the virus, the speed and efficacy of vaccine roll-outs, the effects on the economic activities on our customers and suppliers and the measures to be adopted in Brazil, it is impossible to predict the impact the pandemic will have on the global economy going forward, as well as on our business. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the pandemic and its impact on students, hub partners and employees, all of which are uncertain and cannot be predicted.

As of the date of this annual report, there has been no material impact on our operations, as most of our services were already delivered remotely (digital education undergraduate courses and most continuing education courses) or capable of being delivered remotely (some of our continuing education courses and on-campus undergraduate courses). In addition, based on information available as of the date of this annual report:

●	There was no relevant impact on our revenue for the year ended December 31, 2021, which increased by 21.6% when compared to the prior year. Student defaults have remained within the expected levels and the engagement of students, compared to 2020, has improved very slightly.
●	Our provision for expected credit losses increased as a result of a change in the methodology used which now captures the increase in historical losses with receivables during the fiscal years ended December 31, 2021, 2020 and 2019, which, consequently, already reflects the impact of COVID-19 pandemic.
●	We assessed the existence of potential indicators of impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets (impairment tests) and concluded that no additional provision for impairment of long-lived assets needed to be recorded in our audited consolidated financial statements.
●	We have obtained rent concessions on lease contracts due to the temporary suspension of classes in the on-campus learning facilities and hubs caused by the mandatory school closures during the pandemic. A gain of R$0.2 million and R$2.0 million was recognized as Other income (expenses), net, in the statement of profit and loss for the years ended December 31, 2021 and 2020, respectively. Except for these concessions, there were no changes to contractual obligations regarding leased buildings and there were no changes in the expected useful life and residual amount of properties and equipment as a result of COVID-19.
●	No changes in the provision for contingencies against us were identified as a result of COVID-19.
●	As an incentive for our students to keep their payments of tuition fees up to date, we granted an additional discount of 5% to students that payed their tuition fees by the due date in April and May 2020. The amount of additional discounts granted was R$4.0 million in the year ended December 31, 2020.
●	As of December 31, 2021, we have sufficient working capital and other undrawn financing facilities to service our operating activities and ongoing investments.
●	We have also taken advantage of the emergency employment and income preservation benefit program (Programa Emergencial de Suporte a Empregos) by the Brazilian federal government. The Brazilian federal government offered the option of either reducing workload and salary payment for up to three months or suspending employment contracts for up to two months in exchange for employers guaranteeing they will retain the employee after the suspension for a period equivalent to that during which the contract was suspended. In 2021 we suspended nine employment contracts from June to August 2021 and in 2020 we suspended 195 employment contracts from May to September 2020.

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

For further information, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The COVID-19 pandemic may cause an adverse effect in our operations, including the partial closure of our business. The extension of the COVID-19 pandemic, the perception of its effects, or the way in which such pandemic will impact our business, either on a microeconomic or on a macroeconomic level, are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results” and “Item 5. Operating and Financial Review and Prospects—D. Trend Information—Impact of COVID-19 on our Business.”

Corporate Information

We are a Cayman Islands exempted company incorporated with limited liability. We were incorporated as Vitru Limited on March 5, 2020. Our principal executive offices are located at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, in the state of Santa Catarina, 88032-005, Brazil. Our legal name is Vitru Limited and our commercial name is “Vitru” or “Uniasselvi.” Our telephone number at our principal executive offices is +55 (47) 3281-9500. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is https://investors.vitru.com.br. The information contained in, or accessible through, our website is not part of, and is not incorporated into this annual report.

B.Business Overview

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

Our Business

We provide a complete pedagogical system focused on a hybrid digital education experience for undergraduates and continuing education students. We offer courses in more than 300 subjects through our Virtual Learning Environment, or VLE, which are delivered in multiple formats (videos, eBook, podcasts and html text, among others). We have developed over 11.4 terabytes of digital content and approximately 2,413 hours of educational videos to serve as online course materials. Our education platform also includes in-person weekly meetings hosted by our tutors who are mostly local working professionals in the subject area they teach. We have over 3,000 tutors who were hired and trained by us to ensure they meet our quality requirements. We believe that this unique tutor-centered learning experience sets us apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of our students.

Our digital education centers, or “hubs,” are the core of our system, which offer in-person tutoring, supported by virtual mentoring. We operate our hubs mainly through joint operations in a scalable partnership model based on symbiotic, financially aligned and self-reinforcing relationships with our hub partners, who manage day to day operations and financial planning. Approximately 86.6% of our hubs are managed by hub partners and we have built and maintained strong relationships with our 275 hub partners, who play a key role in our growth strategy.

We have one of the largest nationwide digital education footprints in Brazil, driven by an asset-light, highly scalable and profitable business model that is resilient through macroeconomic cycles. Our learning methodology and online educational platform enable us to deliver affordable content digitally and through hubs with in-person and virtual mentoring. Our hybrid platform and unique offerings lead to higher retention rates than our competitors and supports our growth strategy. We expect our system to include a lifelong postsecondary education journey with a growing offering of undergraduate and continuing education programs, in which we leverage students’ learning methods, performance and interests as data to drive tailored and engaging educational solutions.

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

The following is a summary of our key operational and financial highlights:

●	As of December 31, 2021, our network consisted of 939 hubs, compared to 709 hubs as of December 31, 2020 representing an annual growth rate of 32.4%. As of December 31, 2019, our network consisted of 545 hubs, compared to 370 hubs as of December 31, 2018 and 221 hubs as of December 31, 2017, representing a compound annual growth rate, or CAGR, of 43.6% from 2017 to 2021. Approximately 91.1% of our hubs are still ramping up, representing a substantial opportunity for growth with limited execution risk.
●	As of December 31, 2021, we had 373,977 enrolled students across all Brazilian states, compared to 309,560 students as of December 31, 2020 representing an annual growth rate of 20.8%. As of December 31, 2019, we had 240,946 enrolled students, compared to 189,295 enrolled students across all Brazilian states as of December 31, 2018 and 140,363 enrolled students as of December 31, 2017, representing a CAGR of 27.8% from 2017 to 2021. Our students enrolled in digital education represent 98.3% of the total number of our enrolled students.
●	In the year ended December 31, 2021, we generated R$631.1 million of Net Revenue, compared to R$519.2 million in the year ended December 31, 2020, representing an increase of R$111.9 million, or 21.6%.
●	In the year ended December 31, 2021, we generated R$70.7 million of Net Income, compared to a R$52.1 million in the year ended December 31, 2020, representing an increase of R$18.6 million, or 35.7%.
●	In the year ended December 31, 2021, we generated R$182.4 million of Adjusted EBITDA, compared to R$146.7 million of Adjusted EBITDA in the year ended December 31, 2020, representing an increase of R$35.7 million, or 24.3%.
●	In the year ended December 31, 2021, we generated R$91.5 million of Adjusted Net Income, compared to R$98.2 million of Adjusted Net Income in the year ended December 31, 2020, representing a decrease of R$6.7 million, or 6.8%.

For information on how we define Adjusted EBITDA and Adjusted Net Income, see “Presentation of Financial and Other Information.” For a reconciliation of Adjusted EBITDA and Adjusted Net Income, see “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures—Reconciliations for Non-GAAP Financial Measures.”

We believe the features of our platform, together with proven academic outcomes, a differentiated student experience and the highest quality standards measured by the CI score have significantly contributed to our growth, allowing us to quickly and efficiently consolidate our leadership position in digital education in Brazil.

Our Student-Centric Model

We believe that by incorporating quality, engagement, flexibility, affordability and innovation into our value proposition, we provide a hybrid learning experience to our students. In this context, postsecondary education students in Brazil need alternatives that are not only more affordable and flexible, but also provide a quality education with real-person interactions throughout the learning process. This is why our goal is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own success story.

Hybrid Model

Our value proposition differentiates us from other competitors in the Brazilian market, as we address what students value the most by providing a personalized student experience which combines the advantages of digital education and on-campus education. We believe our hybrid model incorporates the flexibility of online learning whenever and wherever appropriate, while also giving students the opportunity to network and to experience a sense of belonging through frequent interactions with tutors and other classmates during weekly meetings.

Superior Product Offering

We provide four different digital education offerings, which are tailored for each type of course we offer. They are:

●	Hybrid digital education: our core product, which consists of one weekly in-person meeting with dedicated local tutors;
●	Hybrid digital education double: specific to engineering and some health-related courses, which consists of two weekly in-person meetings with dedicated local tutors;
●	Flex: the first year of the course is given in the hybrid digital education format and the subsequent years are fully online. More recently, we launched a new flex course offering which allows tutors to assist classes formed by students from anywhere in Brazil in the same virtual lab. Through this format, we can serve smaller regions where demand is insufficient to form a class of a specific course; and
●	100% Flex: The entire course is given in a fully online format.

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

Classes include four in-person meetings at our hubs, which have around 40 students per class and are organized as follows:

●	First meeting: The first in-person meeting is primarily intended to introduce the course’s content and learning objectives. Students are also introduced to the Unit 1 content and first activities and are encouraged to use our VLE inside and outside the classroom. As part of our hybrid content delivery method, we also display introductory videos for both the course and the unit;
●	Second meeting: The second in-person meeting begins as an open space for students to ask questions and discuss Unit 1’s content. We then provide general explanations regarding Unit 2 content and activities, and present an introductory video. We also assess students on their understanding of Unit 1. This assessment accounts for 15% of a student’s final grade;
●	Third meeting: The third in-person meeting follows the structure of the second meeting, providing an open space for students to ask questions and discuss the previous unit’s content, followed by general explanations regarding Unit 3 content and activities, and the presentation of the introductory video. We also assess students on their understanding of Unit 2. This assessment accounts for 15% of the final grade; and
●	Fourth meeting: The fourth and last in-person meeting also allows an open space for students to ask questions and discuss the previous unit’s content. This is followed by a review of the course’s full content and the final course exam which covers all four units and accounts for 70% of the final grade.

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

Tutor-Based Model

We believe our on-site dedicated tutors are a key part of the success of our educational model. Our tutors are available not only during the weekly meetings, but also online to assist each student individually with their learning, to provide close guidance and activities and answer any questions that students may have.

Our tutors are local experienced professionals who work in their areas of expertise. We believe that the fact that our tutors are employed in professions relating to the subject that they teach gives the students practical business insights (e.g., an accountant who takes a part-time job as a tutor to support undergraduate accounting students). We believe that the relationship between the student and the tutor is very important. Our local tutors are a part of the same community as our students, which paves the way for a close relationship and gives tutors the ability to play a fundamental role in the development of our students inside and outside the classroom.

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

The success of our tutor-based model requires well-prepared professionals who must not only have an academic background, but also industry experience. We invest a significant amount of time and resources to train our tutors constantly:

●	Initial training: Averaging 20 hours, to discuss (i) our digital education academic platform and pedagogical trends and (ii) our story, mission and values.
●	Continuous training: Averaging approximately 40 hours per tutor per year, in-person at the beginning of each semester and online throughout the rest of the semester, with the objective of developing new competences and preparing the tutor for the upcoming module.
●	Specialized training: Focused on subjects with a historical student failure rate above the Brazilian national average for all subjects we offer. The tutor is taught methodologies, tips and ways of approaching the content that we believe help improve the student experience.

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

Technology-Enabled Platform

Our hybrid, technology-enabled platform empowers the entire ecosystem:

We have developed an integrated suite of technology platforms which provides data intelligence for all stakeholders involved in the education process. This enables us to differentiate our hybrid digital education model in the market, manage all of our hubs, conduct all of our commercial activities and operate efficiently across Brazil. Through our in-house platform, Gioconda, and our mobile application, App Leo, we offer the following features that benefit students, tutors, hub partners and our management:

●	Students’ Portal, which is an online portal that contains all of our academic content, as well as student information, such as grades, deadlines, attendance and financial information. It also allows students to access online after-class support from tutors. In December, 2020, to improve the academic experience of our students, we launched a brand-new version of Gioconda, our digital platform, which now includes adaptive learning concepts.

●	App Leo, which is a mobile application where students can find content relating to all course subjects; simulators and 3D laboratories; all student services, including a WhatsApp center; online support with tutors; course learning results and learning activities; student and class benchmarks; as well as academic and financial information.
●	Tutor’s Portal, which is an online tool available to all of our tutors that tracks general performance indicators relating to the classes to which they are assigned. This allows tutors to keep track of their students’ development by understanding their individual characteristics and following their engagement, as well as to monitor their classes’ progress. It also gives them access to data that they can use to improve their planning methods and teach their classes effectively.
●	Teacher’s Portal, which allows teachers in charge of content production to monitor content delivery and quickly change, update and add new content to support all students or students from a certain region who have specific difficulties. We also develop our own academic content internally, which allows us to continuously improve it according to students’ feedback and achieve superior satisfaction levels.
●	Manager’s Portal, which supports all of our hub partners and our management team by providing financial and operational performance indicators relating to our hubs, on an individual and consolidated basis, and information about our competitive landscape. It allows partners to monitor the hub’s progress and plan their decision-making based on performance and data. Our partners can also use this platform to create their own advertising campaign with a standardized visual identity and centralized support.
●	Sales Management System, which is a platform that allows us and our hub partners to execute a dynamic pricing strategy adapted to each of the geographic markets in which we operate with enhanced discount and promotion controls. We believe that this tool helps us maximize our revenue from each hub and in each market by giving us and our partners across Brazil access to a complete sales interface. This system also provides georeferenced technology through a “heat map” that helps us choose the right place to open a new hub based on an analysis of data on potential students.

Quick and Seamless Adaptation to COVID-19

The COVID-19 pandemic in Brazil has posed a series of challenges to companies across different economic sectors, including as a result of social distancing measures imposed by governmental authorities. While restrictions have been imposed on in-person meetings which have affected our business, our operations have not been materially affected since the beginning of the pandemic.

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

Strong Network of Hub Partners

We have built and maintained strong relationships with our hub partners who have played a key role in our growth. We expect to maintain the relationships as we grow, because they are essential to the scalability of our business model. Our hub strategy is proximity at scale. We believe a solid partnership network is critical to executing our digital education strategy and expanding our operations in an asset-light model.

Our business model is financially aligned with that of our hub partners. Our hub partners are compensated by their respective share represented by a given percentage over the tuition fee collected by us from students. The total amount to be transferred to the hub partners on a monthly basis is derived from the pricing terms agreed upon with each student in the service agreement. This percentage is similar across all our partnership agreements and varies in accordance with the type of course the student is enrolled in, which are higher for continuing education courses and lower for undergraduate courses. In addition, this percentage is higher in the beginning of the hub’s operations and decreases throughout their life cycle, thus reducing their payback period and increasing the attractiveness of their investment. We believe that the share of the tuition fee paid to our hub partners represents an amount that allows our hub partners to maintain educational facilities and provide needed services to our students. We also believe that this structure incentivizes our hub partners to attract a higher number of students, which will in turn increase such hub partner’s profitability.

Each hub partner is responsible for rental costs and property maintenance, as well as administrative services, cleaning, local student service and infrastructure of the classrooms. Our partners are also responsible for local advertising campaigns and relationships with the local community, as well as for providing us with data about the local competitive landscape, context and demographics. This allows us to set individual prices for each course, in each hub, in each city we operate.

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

We believe that our partners choose to work with us for the following reasons, among others: (1) our highly profitable partnership model; (2) our strong brand; (3) our effective tutor-centered methodology with higher retention rates; (3) our distinctive digital marketing strategy; (4) our technology-enabled platform and sales tools designed to help partners manage their businesses more efficiently on a daily basis; and (5) our comprehensive product portfolio.

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

In our view, the increase in the number of average hubs owned by each of our partners underpins the strength of our relationships. On average, after four years, our partners operate six hubs. Our hub partners’ attrition rate is very low, and most terminations or suspensions of partnerships are attributable to us (usually as a result of our partners’ failure to manage the business).

	Evolution of the Number of Hubs per Partner
	Base hubs	2017	2018	2019	2020	2021
Base partners	1.7	3.4	4.6	5.3	5.7	7.3
2017 partners		3.7	3.9	4.7	4.8	5.1
2018 partners			2.8	3.4	3.5	2.3
2019 partners				1.7	2.7	3.5
2020 partners					1.5	1.8
2021 partners						1.4

The number of hubs per base partner (i.e., hub partners with whom we entered into contracts prior to 2018) averaged 1.7 hubs per partner. As of December 31, 2021, this average increased to 7.3 hubs per partner. The number of hubs per 2017 partner (i.e., hub partners with whom we entered into contracts in 2017) increased from 3.7 hubs to 5.1 hubs per 2017 partner as of December 31, 2021. Moreover, the number of hubs per 2018 partner (i.e., hub partners with whom we entered into contracts in 2018) decreased from 2.8 hubs per 2018 partner as of December 31, 2018 to 2.3 hubs per 2018 partner as of December 31, 2021. Similarly the number of hubs per 2019 partner (i.e., hub partners with whom we entered into contracts in 2019) increased from 1.7 hubs per 2019 partner as of December 31, 2019 to 3.5 hubs per 2019 partner as of December 31, 2021. Likewise the number of hubs per 2020 partner (i.e., hub partners with whom we entered into contracts in 2020) increased from 1.5 hubs per 2020 partner as of December 31, 2020 to 1.8 hubs per 2020 partner as of December 31, 2021. In 2021, the numbers of hubs per new partner averaged 1.4. We believe this demonstrates the strength of our relationships with our partners.

As shown above, the number of hubs per new partner in year decreased from 2.8 in 2018 to 1.7 in 2019 to 1.5 in 2020 and to 1.4 in 2021. This is due to the fact that the expansion of new hubs in 2018 started in more densely populated areas and then progressed into less densely populated regions, and the number of hubs per new partner therefore decreased as a result of the geographic position of the new hubs.

Data-Driven Student Experience

Our students’ experience is evaluated based on a continued improvement process. Our students assess all of their contact points with us on a periodic basis (eight times per year). We call this internal evaluation process “CPA”. It is designed to support our and our partners’ decision-making based on the data collected. We ask students to assess their experience with us based on three aspects:

●	Infrastructure: the quality of infrastructure of our hubs, such as classrooms, common spaces, practice laboratories, computer laboratories, library and virtual learning environment.
●	Course: the quality of the course, subjects and content. The assessment questions are related to the teaching organization; teaching materials such as textbooks, video classes, learning objectives and interactive learning tools; academic and professional training, course coordinator’s performance and tutor performance, both online and during the weekly in-person meetings.
●	Institution: the perception of the quality of the academic service, institution management and the institution’s values.

We have an extensive database from the abovementioned pool of information that guides our analysis and shapes our plans to constantly improve the student experience. Below are three of the most frequently followed KPIs:

●	Tutor: this assessment takes place on a monthly basis and is available for monitoring by the coordinator and the tutor.
●	Student Service: this is a tool used to evaluate our efficiency in addressing administrative issues. This assessment takes place semiannually and is available for monitoring by our hub partners. Our team keeps in contact with the administrative staff of our hubs, host training sessions, and share the best practices to improve service delivery.
●	Infrastructure: this assessment takes place semiannually, and we share this KPI with our hub partners in order to support them.

Integrated Marketing Model

We developed a marketing model for our operations, which focuses on managing the student’s entire life cycle from the moment they are first identified as prospective students, and which integrates communication, commercial and sales strategies as well as management tools.

From finding potential customers to enrolling them as new students, we establish and develop relationships with students. We endeavor to avoid dropouts and maintain ongoing relationships with our alumni. We believe that the strategy to manage this complex process is one of our competitive advantages. Our marketing strategy has three main focus areas:

●	Communication Strategy: we developed our strategy by focusing on managing investments and sales volumes in each region of Brazil, assessing our performance and CAC per hub;
●	Integration and management of sales efforts: we developed an integrated operation process with our hub partners using successful internal teams from each hub, focused on supporting commercial teams across the network; and
●	Relationship: our strategies are based on sharing relevant information for the use of our services, engaging students with the course and retaining them.

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

The commercial portal also allows hubs to use strategic tools that increase their local competitiveness, such as:

●	Heat-Map: The platform links the addresses of prospective students to Google’s geo-referencing tool, building a demand map and student base for each region of each city in Brazil. Based on this information, our teams are able to select regions in which to step up marketing efforts, open new hubs and compare such strategies to the location of our competitors.
●	Pricing: We have prices and offers that vary according to each local competitive environment and our strategic objectives: whether we are new entrants, late entrants, pioneers, and whether we want to gain market share, defend a position or maintain our growth rate. All hubs feed the platform with the prices and offers of our competitors in each of the cities in Brazil. This is a recurring process, which we believe allows for a correct and agile reading of the competitive dynamics in each location. Based on this information, we are able to refine our local strategy in order to maximize our profitability without losing competitiveness. Our geographic pricing strategy is then refined with local variables that are constantly changing. The enrollment management system limits the granting of discounts, and we monitor the average ticket to visualize the circulation of funding and revenue in each marketplace.
●	Average Ticket Evolution: All hubs in Brazil are able to follow the student intake average ticket (both in the current month and projections for the end of the semester). This ensures a more assertive management of commercial strategies in each hub.
●	Students’ tickets are adjusted on an annual basis, usually with an adjustment rate slightly above the inflation rate of the previous 12 months, throughout their academic journey. Tickets in our digital education undergraduate courses are also gradually increased with the inclusion of additional “cross-subjects” contents (in line with MEC guidelines) in three periods of the course. For example, if in the first semester the monthly tuition of a given digital education undergraduate course is R$250, normally in the eighth semester it will be close to R$290 (in addition to the annual inflation-related adjustments). This process helps to continuously increase the ticket above inflation levels throughout the course’s duration. In the second semester of 2021, our average monthly ticket was approximately R$280 in our digital education undergraduate segment.

●	MEC Census Analysis: The portal presents a structured analysis of the official data from the MEC’s Census, allowing our partners to understand the main competitors in each city, and thereby direct their sales efforts, offers and local competitive strategies.

●	Commercial Action Plan: Each hub is able to register the actions planned alongside our corporate team in our commercial portal. A workflow and action schedule is then designed, monitored and assessed within the platform in order to address the market adequately. We therefore have a uniform execution strategy and an appropriate approach to the main stakeholders and events that need to happen in each region.

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

●	Student Engagement: The learning process is maximized with our hybrid model. In all subjects, the student has a tutor who mediates weekly meetings at our hubs, with the sole objective of ensuring the best results for each student. This close and direct interaction is supported by all online services, generating the lowest dropout rates in the digital education business in Brazil. In the partner’s portal, the CPA results of each classroom in Brazil are analyzed and serve as a basis for our management team to build action plans with the objective of making constant improvements. This process has led to significant improvements in student experience as shown by our evaluations.
●	Retention: The entire retention process is structured and supported by our hubs and is also registered in our systems. Students may not cancel their enrollment without going through an interview, made by the hub coordinator and/or tutor, during which a first retention effort is made. The content of the interview is recorded in our learning management system and the main reasons for a potential dropout are considered for later decision-making. This process receives special monitoring from our operations management team.
●	Redesign of the Student’s Journey: The academic journey of the student, from enrollment to post-graduation, was redesigned with the help of Flwow! - Customer Experience Solutions, one of the best institutions focused on customer experience in Brazil. Through our collaboration with a team of specialists, we are incorporating the best practices in the market for managing student satisfaction. Several changes in processes and indicators are being implemented to maximize our results of operations and the success of our students.

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

Our Products and Services

We believe that, by incorporating quality, engagement, flexibility, affordability and innovation into our course offerings, we provide a hybrid learning experience to our students. Our core business is to provide digital education undergraduate courses, however, we also offer digital education graduate and on-campus undergraduate courses. Our internal financial reports are also based on these three operating segments, as further detailed below.

Digital Education Undergraduate Courses

What differentiates our digital education model is its hybrid methodology, which consists of weekly in-person meetings with on-site tutors, besides the benefit of the virtual learning environment, where students are able to study where and when they prefer. Accordingly, in addition to students being able to study when and where they choose through our VLE, students can ask and have their questions answered in-person by a tutor, as well as perform group work and interact with other students. This creates network opportunities and a sense of belonging. Digital education is the best option for those who do not have time to go to class every day and need flexibility in their schedule, but want to have access to quality postsecondary education.

Our portfolio of courses is composed mainly of pedagogy, business administration, accounting, physical education, vocational education, engineering and health-related courses. Our courses cover three undergraduate degrees:

●	Bachelor: Courses with wide portfolio of theoretical and practical subjects, with an average duration of four to five years;
●	Licenciatura: Courses focused on the formation of professionals who intend to act as teachers or professors, with average duration of four years; and
●	Vocational: Courses with practical skills for a specific profession, with average duration of two to three years.

We also offer educational content and support via internet and mobile devices. Our VLE is intuitive and dynamic.

Continuing Education Courses

We offer continuing education courses predominantly in pedagogy, finance and business. We also offer continuing education courses in other subjects such as law, engineering, IT and health-related courses.

We offer more than 160 digital education graduate courses and 60 online short continuing education courses. Courses are offered in three different versions, which are (i) in a hybrid model, (ii) 100% online, and (iii) on-campus.

In December 2020, we launched a pilot project focused on certificate programs for technical courses, which we believe is a potentially growing sector. This project is part of our strategy to expand complementary offerings throughout the students’ lifelong journey, providing an opportunity for students to follow a certificate program for vocational courses in parallel with high school studies or prior to their enrollment in an undergraduate program. As part of the first phase of the pilot project, there are three technical courses already authorized and being offered at ten hubs located in certain Brazilian states. We believe this could represent an additional source of revenue for us and contribute to a reduction of our customer acquisition cost, as these students may extend their learning journey with the pursuit of an undergraduate degree afterwards.

On-Campus Undergraduate Courses

We additionally offer traditional on-campus undergraduate courses, including those that are currently not allowed to be offered through digital education, such as law and health-related courses, and others such as business administration, accounting, physical education, and engineering.

Our Students

As of December 31, 2021, we had 365,433 enrolled students, of whom over 98.3% are enrolled in our digital education courses.

As of December 31, 2021, our digital education undergraduate student base consisted of 304,060 enrolled students, and over 30,000 students have graduated from our courses in this modality in 2021.

As of December 31, 2021, there were 55,129 students enrolled in our continuing education courses.

As of December 31, 2021, there were approximately 6,244 students enrolled in our on-campus undergraduate courses.

The composition of our intake in the second semester of 2021 is as follows: 30% enrolled in vocational courses, 25% in healthcare courses, 17% in pedagogy and related courses, 10% in business administration and related courses, 7% in physical education courses, 6% in other bachelor courses and 5% in engineering courses. Our new digital undergraduate course in nursing, which we started offering in August 2021, became the leading course among our courses offered to the intake of the second semester of 2021.

Our students consistently value their experience with us and we have excellent results in terms of satisfaction and recommendation of our brand.

Distribution and Geographic Presence

As a consequence of the new regulatory framework in 2017, which eased the process to open new hubs, we were able to expand our operations and geographic presence. As of December 31, 2021, our network consisted of 939 hubs, compared to 709 hubs as of December 31, 2020 representing an annual growth rate of 32.4%. As of December 31, 2019, our network consisted of 545 hubs, compared to, respectively, 370 hubs and 221 hubs as of December 31, 2018 and December 31, 2017, representing a CAGR of 43.6% from 2017 to 2021. As a result of our differentiated value proposition, we were able to increase our number of hubs and student base while improving quality.

As of December 31, 2021, our network consisted of 813 partner hubs and 126 proprietary hubs. We are present in all states of Brazil with considerable market share of enrollments in all regions. We have operating hubs in 801 cities and in 4.8% of all cities with over 40,000 inhabitants – which, according to our business model, is the optimal population to accommodate a digital education hub. We are also present in all cities in Brazil with over a million inhabitants. We note that as soon as we enter a new city, we usually quickly gain market share and become the market leaders of the city through our combination of hybrid offering, efficient pricing strategy and student-centric business model.

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

We have a very strong presence in the south region of Brazil. According to the 2020 Postsecondary Education Census by the INEP we had a market share of 27.1% between private institutions in terms of digital education enrollments in this region. We are also present in locations where access to on-campus education is difficult or deficient, with a large amount of hubs in small cities. We believe that our strong distribution network serves our purpose of democratizing access to postsecondary education and cementing our leadership nationwide.

We currently have a strategy to further penetrate the southeast region, as it is the largest market in Brazil. The charts below illustrate representativeness of each region in terms of enrollments in the total private digital education market, as well as our market share per region:

Source: INEP.

Since Uniasselvi’s foundation, our headquarters have been located in Indaial, in the State of Santa Catarina. However, we decided to expand the executive management and strategic departments, such as Commercial, Sales and Financial, to Florianópolis, in order to be closer to one of the main technology hubs in the Brazil.

Our Competitive Strengths

Over the last 20 years, we have built a set of capabilities and features of our hybrid digital education business model and we believe this provides us with meaningful sustainable competitive advantages:

Digital Education Approach to Postsecondary Education

Our value proposition differentiates us from other competitors in the Brazilian market, as we address what students value the most by providing a personalized student experience which combines the advantages of digital education and on-campus education.

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

One example of our continued focus on digital strength is the recently announced business combination with UniCesumar, an educational platform that has achieved high quality indicators and benefits from strong technological support while also having a regional footprint that is complementary to ours. The closing of the transaction is subject to customary closing conditions, including antitrust and other regulatory approvals. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to the UniCesumar Business Combination” and “Item 4. Information on the Company—A. History and Development of the Company—UniCesumar Business Combination.”

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

Asset-Light and Scalable Business Model

We have an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. We are able to do so by taking charge of hiring and training tutors, developing content, and managing students’ experience as well as incurring faculty and marketing costs, while leaving partner hubs’ day-to-day operations, and expenses (general and administrative, rental, equipment) to the care of our partners, who are compensated by a share of tuition fees collected by us from students, based on a given percentage which is similar across all our partnership agreements. This allows us to quickly expand our operations and geographic footprint.

Leading Student Experience, Brand Awareness and Strong Academic Standards

Our innovative, student-centric model has achieved the highest satisfaction levels in terms of quality, employability, affordability, infrastructure, recommendation and location consistently across all regions where we operate.

We believe brand awareness is also a key metric to students’ decision-making process. According to a survey conducted by Educa Insights between September and October 2019, we scored highest in the categories of intention to enroll, first choice, and top-of-mind brand, reaching on average 61.1%, 26.5% and 24.3%, respectively. This compares to 39.8%, 13.2% and 12.6%, respectively, for the second-place brand. This data relates solely to digital education.

The results from the study conducted by Educa Insights also establish six strategic drivers (employability, quality, tradition, accessibility, product and infrastructure), that integrate our brand and its nationwide presence. Below are certain highlights from the study:

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

Our best-in-class quality standards. Our academic standards are a testament to the quality of our methodology, infrastructure and stakeholders, as demonstrated by our CI score.

Strong Cohorts and Maturing Hubs

We believe the combination of the elements of our business model and the strength of the value proposition for the students attracted to our educational system has resulted in advantageous economics for our hubs network, which plays a pivotal role in our organic growth strategy.

We believe we have the potential to increase our margins through the maturation of our hubs. As our hubs mature, we expect that the relative weight of seniors (as opposed to freshmen) will increase in our student base. Given that we incur lower unit expenses with senior students compared to the expenses incurred with freshmen (particularly lower net impairment losses on financial assets and marketing expenses), we expect that weighted-average margins are expected to increase as hubs mature over time.

Our strong cohorts are driven by the maturation of our hubs, our high retention rates, the expansion of our offerings such as new courses and our cross-selling opportunities. We also closely monitor CAC and lifetime value to our student base, as well as the average payback and internal rate of return for our hubs.

Our Growth Strategy

We aim to continue generating value for our shareholders by implementing the following strategic initiatives:

Maturation of Our Hubs

We expect to grow significantly with the maturation of our hubs. Our hubs normally have a four-year maturation cycle, which begins when a hub becomes operational with a first intake cycle that progresses through these four years. Nevertheless, a hub only reaches full capacity after approximately eight years of existence, as a result of the increasing brand awareness locally and continued optimizations in the average size of classes. Given that our hubs have a current average life of three years, or six semesters, and are therefore still ramping up, we expect considerable room to grow our operations and student base in the future. As of December 31, 2021, we operated 939 hubs in different maturation stages, of which 8.9% are mature and 91.1% are still ramping up.

We incur lower unit costs with senior students compared with new students, particularly lower net impairment losses on financial assets and marketing expenses. Accordingly, we believe we have significant potential to increase our margins through the maturation of our hubs, in view of the expected increase in the proportion of more senior students in our student base as our hub mature.

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

We intend to continue to expand to sizeable Brazilian states that offer a significant market opportunity and where we have limited presence, including in Southeastern Brazilian states, such as São Paulo, Rio de Janeiro, Minas Gerais and Espírito Santo. We have adopted a distinct strategy regarding these locations by investing less in media and choosing our hub locations more selectively. As a result, we have had positive results in markets where our brand is not well known. We choose locations with heavy traffic, such as malls, subway stations and supermarkets, to accelerate our expansion in these markets. We have recently entered into a partnership with one of the largest supermarket chains in Brazil. This has enabled us to install hubs inside their stores, which are generally located in favorable areas with heavy traffic.

We believe there is a significant potential to strengthen our presence in the Southeastern region of Brazil, which represented 40.5% of the total digital education enrollments in private institutions in Brazil in according to the 2020 Postsecondary Education Census by the INEP.

Offering of New Undergraduate Courses

As of December 31, 2021, we offer 170 digital education undergraduate courses, which is significantly higher than in 2016 when we only offered 41 courses. We believe there will be a significant increase in digital education enrollments if MEC authorizes the offering of additional undergraduate courses, such as law and health-related courses like psychology, which can currently only be provided on-campus. Because of our state-of-the-art infrastructure, we believe we are better positioned to capture this market opportunity and further strengthen our system relative to our competitors.

According to a February 2020 study by Educa Insights, if the MEC allows law courses to be offered in a digital education format, 20.8% of new enrollments in that subject are expected to migrate to digital education in the short term. Educa Insights estimates that there could be as many as 104,100 students enrolled in digital education law courses by 2023.

Further Growth of Postsecondary Education and Certificate Programs (Cross-Selling)

We also seek to offer a broader range of graduate, continuing education and technical courses. We believe that the expansion of these programs will enable us to increase our addressable market, improve our economic advantages and consolidate our position as a trusted knowledge partner of our students while continuously diversifying our operations. We believe there is also potential to expand student’s life time value and cross-sell opportunities at a marginal cost.

Although all of our hubs are capable of offering our entire portfolio of graduate courses, our partners choose to offer other courses after gaining significant expertise in offering undergraduate courses. Given that of our hubs are still ramping up, we believe there is a considerable potential for growth in graduate courses.

At the end of 2020, we launched the technical courses project. This project is part of our strategy to expand complementary offerings throughout the students’ lifelong journey, providing an opportunity for students to follow a certificate program for technical courses in parallel with high school studies or prior to their enrollment in an undergraduate degree. There are three technical courses already authorized and being offered: accounting, marketing and human resources. We believe this has potential to represent an additional source of revenue for us and contribute to a reduction of our customer acquisition cost, as these students may extend their learning journey with the pursuit of an undergraduate degree after the completion of the initial course.

Selective Pursuit of M&A Opportunities

As with the UniCesumar business combination, we intend to continue selectively pursuing acquisitions that we believe contribute to our mission, are financially attractive and resonate with, and enhance, our value proposition. In addition to high-quality higher education companies, we are focused in acquiring companies in three main niche areas: (i) technology companies, such as education technology companies whose solutions can be quickly incorporated into our learning platform, thus improving the learning experience of our students and/or providing useful information for our intake and overall management processes; (ii) lifelong complementary digital education courses that enhance our offering in order to expand the relationship cycle with our students, such as preparatory programs for their entrance into the labor market, among others, which we can accommodate in our hub distribution model; and (iii) consolidation opportunities through the acquisition of mid-sized digital education companies that have low margins and lack scale, with which we can leverage our business and academic expertise to improve our operational results and margins.

Our Competition

Source: INEP.

Note: We selected the five largest education companies in 2015, which includes us, as points of comparison to show our growth.

We believe there are no pure-players in the postsecondary digital education providers in Brazil with a business model that is perfectly comparable to ours. This is due to the fact that our value proposition combines digital and technology-driven and in-person offerings. Several companies compete in the postsecondary education industry and the market is very fragmented. According to the 2020 Postsecondary Education Census by the INEP, there were 2,152 private postsecondary education institutions in Brazil and 335 offering digital education undergraduate courses. According to the 2020 Postsecondary Education Census by INEP, we were the second-largest digital postsecondary education group in Brazil, in terms of enrollments.

Source: INEP.

Corporate Social Responsibility

We are active in our community and continuously seek to develop and participate in social and environmental initiatives. We rely on centers to support (núcleos de apoio) our faculty members and students, mainly focused on institutional projects that promote social inclusion, extension programs, undergraduate research and academic support. Therefore, the centers have representatives from the institution on several boards in the regions where we operate. One of the centers is our Social Responsibility Center (Núcleo de Responsabilidade Social), which is responsible for developing citizenship and raising awareness of individual and social rights through economic, political and social development actions, as well as initiatives focused on entrepreneurship, social inclusion, human promotion, ethnic and race equality, the environment, defense of the environment, culture, artistic production, sports and leisure.

During the COVID-19 pandemic, we provided free online courses for students on various subjects through our engaging Learning Trail (Trilha de Aprendizagem) program. Since the beginning of the social distancing measures in March 2020 and shelter in place orders in Brazil.

We view extension courses as a core pillar between education and fostering an interest in science. Extension courses may be used to support initiatives that serve the community directly or through partnerships with public and private institutions, and to foster collaboration through cultural, sports, technical and scientific and artistic initiatives. We also support various community projects, such as community herb gardens, environmental education, composting and healthy eating habits as well as open courses, such as for example a course in sustainability & environment and environmental management, offered at the beginning of 2021.

INDUSTRY OVERVIEW

Introduction to Brazil’s Postsecondary Education

Overview of Brazilian Postsecondary Education Framework

We believe education is a priority for Brazilians, irrespective of their age or income. It is viewed as a stepping stone into the job market, and as one of the most important decisions for parents to make with respect to their child’s development as well as for working adults wishing to progress their careers.

In Brazil, the education cycle begins with primary and secondary education, also known as K-12, with a student base of 38.5 million students. Primary and secondary education is mostly provided by public schools, which account 82.6% of total students enrolled in 2021 according to INEP. Private institutions generally lead quality rankings, and there is significant variation in quality across public schools as a result of the different investments made by municipalities, states, or the Brazilian federal government based on results in the National Secondary Education Examination (Exame Nacional do Ensino Médio), or ENEM.

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

Postsecondary education in Brazil is provided in two formats:

●	On-Campus: This format is based on face-to-face interactions with students, although, pursuant to the applicable regulatory standards, up to 40% of the content of these courses may be provided in a digital format to complement face-to-face interactions (this applies to all private and public postsecondary courses, except for medical courses); and
●	Digital Education: In this format, course delivery is primarily made in a digital format, which may be complemented by physical and online tutoring and support classes offered to students.

Postsecondary education students in Brazil have been facing several challenges, including (1) high tuition fees with few financing alternatives, (2) long commutes, (3) lack of access to continuously available resources for studying, (4) teachers, tutors and materials which fail to engage students, and (5) poor support and student experience.

Given the limited and less-efficient nature of public postsecondary education, private education institutions have gained market share in Brazil through a combination of significant investments, more efficient learning models, and by enrolling new postsecondary education students into the system. Nevertheless, private education institutions charge fees. The tuition fees vary based on subject, price positioning and teaching format (on-campus and digital education).

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

Brazil Is One of the Largest Private Postsecondary Education Markets Globally

Private Postsecondary Education Enrollments in Millions (2017), Gross Enrollment Ratio (2017)

Source: OECD, UNESCO, MEC

Note: In 2020, according to INEP, there were 6.7 million undergraduate students enrolled in private educational institutions in Brazil.

In Brazil, approximately 23.2 million people have completed secondary education, but have not attended a postsecondary education institution according to a February 2020 study by Educa Insights. It is expected that the penetration rate of private postsecondary education will continue to increase in the coming years, while the available seats in public universities are expected to remain limited given the lack of investments in this area by the Brazilian government. In addition, we note that the cost per student in public education is significantly higher than in private education, which demonstrates a more efficient private sector in this regard.

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

In 2020, there were 8.7 million students enrolled in private and public postsecondary courses in Brazil 6.7 million in the private sector and 2.0 million in the public sector), with private education accounting for 77.5% of total enrollments according to INEP. The 3.1% CAGR in the number of students enrolled since 2010 was mainly driven by the private sector, which has grown faster than the public sector since 2010, as a result of (i) the increasing adoption of digital education and (ii) governmental programs and incentives, such as the PROUNI and FIES.

Source: INEP.

In the private education market, the increase in digital education has been the driver behind the expansion of the student base and increasing penetration, which, in 2020, stood at 43.5% of the overall private offering, a 28.0 p.p. increase in comparison to 15.8% in 2010. According to the 2020 Postsecondary Education Census by the INEP, digital education expanded at a CAGR of 14.7% between 2010 and 2020, significantly greater than the reduction in the CAGR of 0.5% for on-campus education in the same period.

Source: INEP.

Digital education courses have resulted in above-market performance over the past ten years, with a consistent increase in new undergraduate enrollments. While digital education penetration in 2010 was only 19.9% of overall private undergraduate intakes, it stood at 60.5% of new students in 2020 following growth at a CAGR of 19.1% in the period, overtaking annual on-campus enrollments, which have been almost flat and decreasing in the last few years.

Source: INEP.

This trend is also pronounced in private postgraduate courses, which exhibited a CAGR of 41.0% from 2016 to 2019 in the number of students enrolled in digital education courses according to the latest data reported by Semesp. Postgraduate courses are offered by approximately two thousand institutions, of which 90.3% are private, to 1.4 million students (a student base which is almost double the size of what it was in 2016). Despite still being the preferred choice for many students, on-campus has been losing market share. The number of students enrolled in digital education courses increased at a CAGR of 38.9% from 2016 to 2019, while the number of students enrolled in on-campus courses increased at a CAGR of 13.1% in the same period. In 2019, students enrolled in digital education courses accounted for 36.3% of the student population.

Source: Semesp.

In this context, digital education courses, for both graduate and undergraduate courses, are becoming increasingly popular in Brazil due to a combination of (a) greater flexibility, as most students also work and would prefer a more flexible alternative, (b) higher affordability, as tuition fees are approximately 70% lower than average tuition fees for on-campus courses, (c) similar quality standards, with a more engaging and digital methodology and (d) a promising career path, with degrees which are the same as an on-campus degree, a proven increase in employability and a positive impact on average salaries.

Students from low-income families are able to become the first generation of their family to attend university by enrolling in a digital education course. According to a February 2020 study by Educa Insights, a postsecondary education degree increases salaries by 65.3%, with an additional 51.9% increment following the completion of postgraduate education.

Source: February 2020 study by Educa Insights.

On-Campus and Digital Education Models

While on-campus education requires students to be present in person, digital education is more flexible, and provides an engaging and efficient way to participate in classes. We believe that digital education also provides a similar quality of education and a better user experience as it addresses most of the problems faced by students in Brazil.

Digital education became more effective with technology advances and improved access to the Internet, which makes it possible to offer teaching in multiple formats, including live streaming and recorded classes (with live chat support), among others.

On-Campus and Digital Education Models Side by Side

Source: INEP, Semesp and February 2020 study by Educa Insights.

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

There is no significant difference in the degree of acceptance of digital education acceptance across age groups, with only a 1.4 p.p. variation in students aged 21 and above as compared to students up to the age of 20. The overall acceptance of digital education for students aged 21 and above was 88.9% as compared to students up to the age of 20 for which the figure was 87.5%, according to February 2020 study by Educa Insights.

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

Source: ABMES, INEP 2018, Educa Insights.

Digital Education Acceptance and Employability

As a result of students’ perception that the quality of on-campus and digital education courses is similar and given the abovementioned differences between these formats, there has been a major increase in the acceptance of digital education in the last few years. A 2017 survey conducted by Educa Insights across Brazil showed that 65.9% of the 3,287 interviewed students would be willing to take a digital education course. This survey was conducted again in 2020 and the acceptance level reached 91.4% among the 3,990 students interviewed, showing a significant increase over the period from 2017 to 2020.

Source: February 2020 study by Educa Insights.

In addition, according to February 2020 study by Educa Insights, there is no significant difference in employability levels for graduates of on-campus and digital education courses. People with a postsecondary education degree experience less unemployment than those without one (there is an employment rate of 81% for people who complete digital education undergraduate courses and 86% for those who complete digital education graduate courses).

Digital Education

Digital Education Overview

In Brazil, digital education programs can provide the same graduation degrees as traditional on campus programs. As a condition to offering the same degrees for on campus courses, digital education courses are required to have the same defined duration, curriculum, and on-site final exams managed by accredited institutions.

There are three main postsecondary education digital education offerings in Brazil:

●	100% online: pure online programs in which the student has online access to content and course activities, and goes to the hub only for end-of-semester exams;
●	Video conference-based: classes which are broadcast to several students via video conference; and
●	Hybrid: students have access to content through online platforms when/where appropriate, but also hold in-person weekly meetings and classes with on-site tutors.

According to the latest available data published in February 2022 by INEP, out of the 6.7 million students enrolled in private undergraduate courses in 2020, approximately 2.9 million students were enrolled in digital education courses. In addition, digital education represents an even higher share of new enrollments, at 60.5% of total new private enrollments in 2020 (a level which has been above 20% since 2010).

Students without a strong academic background are more likely to benefit from hybrid courses than in 100% online courses as a result of hybrid courses providing a greater degree of interaction with teachers and tutors. According to a

February 2020 study by Educa Insights, 51% of secondary school students consider having at least one face-to-face interaction per week as the most relevant factor when choosing digital education courses.

We believe that postsecondary education students in Brazil require not only more affordable and flexible study alternatives, but an academic experience that involves personal contact with faculty and other students in order to develop their skills better. Given its flexibility, it is expected that the hybrid model will drive market share gains for digital education in the coming years. According to February 2020 study by Educa Insights, hybrid courses, which accounted for 3.9% of the total student in 2018, are expected to account for 18.7% of the overall student base by the end of 2023. The overall share of students enrolled in digital education (both hybrid and online) is expected to increase to 49.3%. The growth in enrolments in the hybrid model is not expected to come at the expense of the 100% online offering model as the target students are not the same. However, it is expected that the on-campus offering model will be negatively impacted by the growth in the hybrid model, as it also combines face-to-face and online classes but is more expensive.

Source: February 2020 study by Educa Insights.

Note: Educa Insights estimates were based on data relating to 2018 and prior years. Years for which estimates are given are marked with an “E” after the relevant year.

As a result of the Brazilian government’s phasing out of FIES, which supported almost 21.8% of enrolled students in private postsecondary education at its peak in 2015 (in comparison to 5.2% in 2020) and the low availability of private financing alternatives for education, digital education courses have proven to be resilient and well positioned to attract students in need of an affordable alternative. Considering the CAGR between 2015 and 2020, the demand for digital education enrollments has increased 18.4% in the period while on-campus enrollments’ demand has decreased 5.0%.

Given that tuition is a key consideration for students and that there is no difference between on-campus and digital education degrees, the digital education offering is typically more appealing to students. While average on-campus tuition is R$1,115 per month, the average digital education ticket is significantly lower and is at R$309 per month, according to a 2021 study by Semesp. Affordable digital education tickets are a result of lower personnel expenses and lease costs, combined with the scalability of online platforms for virtual/online classes. In addition, online platforms are able to access the national market while offering flexibility to students.

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

In addition, it is expected that the macroeconomic environment in Brazil will be adversely affected by the pandemic, with a decrease in income levels and rising unemployment rates. We believe that the value proposition inherent in digital education value combined with its more affordable tuition fees should drive new enrollments in the sector, and accelerate the change in student base from on-campus to online or hybrid courses. Given the increasing numbers of enrollments in digital education as a result of the pandemic, Educa Insights estimated in a February 2020 study that the digital education student base could reach the size of the on-campus student base in 2023.

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

As shown in the chart below and according the 2020 Postsecondary Education Census by the INEP, almost all Brazilian cities with a population of over 30,000 (approximately 1,123 cities) have digital education units (hubs). Digital education units become rarer as cities decrease in size.

Source: INEP.

Given the size of Brazil’s territory, expansion to cities with lower density can be challenging for on-campus players and provides opportunities for digital education players. The partnership model with local hubs results in the ability to deploy a complete product portfolio with limited local investment and own-site ownership, which we believe improves student experience and makes for a better financial profile. As a result, growth rates in terms of number of new students in the Brazilian countryside had been greater than in state capitals until 2019, and in 2020 the opposite movement could be seen when the growth rate in terms of the number of new students in the state capitals (32.2.%) was higher than in the Brazilian countryside (22.9%), according to 2020 Postsecondary Education Census by the INEP.

Technology’s Role on Digital Education

Technological progress has eliminated classroom walls and the boundaries of learning environments. New technologies, such as artificial intelligence and machine learning, have been sweeping through the market and have resulted in innovations in how students and teachers perceive learning methodologies and engage with their students. Most importantly, with the democratization of internet connectivity, the general population can easily access information online. According to the Brazilian Internet Steering Committee (Comitê Gestor da Internet no Brasil), the number of Brazilian internet users reached an estimated 152 million users in 2020, 99% of whom had access to the internet on mobile platforms.

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

Due to the COVID-19 pandemic, students and teachers have been required to adapt classes into a fully digital format as a result of social distancing measures. The high levels of satisfaction support the proposition that technology makes it possible to offer a complete learning experience and support all the necessary interactions between students, teachers and tutors. The population increasingly rely on technology equipment and tools. We expect an increase in households’ digital access in 2021 as a result of the increasing amount of time people are spending at home, including as a result of working from home measures implemented by several corporations.

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

In the US, digital education courses are usually common for graduate degrees, such as MBAs, PhDs and master’s degrees, allowing working adults to complement their undergraduate education. The learning method is typically 100% online with access to institutions’ libraries and other academic resources. Regulation restricts online bachelor’s degrees to a limited number of courses, and online courses are allowed only in certain states. Digital education courses in the United Stated are more mature, and have a higher penetration level of 71.0% of total for-profit education according to a February 2020 study by Educa Insights.

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

Digital Education Market Opportunity

According to a study published in February 2020 by Educa Insights, the digital education business for adults in Brazil has a total addressable market of 31.4 million students across undergraduate, postgraduate, technical and professional qualification courses, equivalent to R$104.7 billion in revenues. Out of the total addressable market, in terms of students, approximately 11.8 million are undergraduate students in digital education, 8.0 million are postgraduate students in digital education, 5.6 million are students enrolled in technical courses and 6.1 million are students potentially enrolled in professional qualification courses. Out of the total addressable market, in revenue terms, approximately R$37.6 billion is concentrated in undergraduate courses, R$31.7 billion in postgraduate courses, R$21.3 billion in technical courses and R$14.1 billion in professional qualification courses.

Digital Education Market Size

Source: February 2020 study by Educa Insights.

Undergraduate courses account for 1.9 million students and a gross revenue of R$6.1 billion of the digital education market and also have significant room for growth as the overall addressable market for undergraduate digital education courses is R$37.6 billion. Digital education postgraduate courses have an addressable market of R$31.7 billion (8.0 million students), which is almost 20 times the size of the existing market. Technical courses and professional qualification courses, which are not offered through digital education platforms, also represent a sizeable opportunity with an estimated total addressable market of R$21.3 billion and R$14.1 billion respectively. We believe that the market’s potential can be accessed by increasing penetration rates in basic education, technology-driven innovation, providing a more complete hybrid model and continued improvements in students’ perception of quality.

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

According to a February 2020 study by Educa Insights, further growth is still expected in the medium term. The projected market value for private digital education in Brazil will reach 3.6 million students in 2023. While tuition is not expected to move considerably until 2023, there is an expected increase in gross enrollment penetration from 29.4% in 2018, of which only 3.9% is from students in hybrid courses, to 49.3% in 2023, of which 18.7% is from students in hybrid courses. However, as previously explained, the COVID-19 pandemic has accelerated this trend, and Educa Insights now believe that the size of the digital education student base could reach the size of the on-campus student base by 2022.

Source: February 2020 study by Educa Insights.

Note: Educa Insights estimates were based on data relating to 2018 and prior years. Years for which estimates are given are marked with an “E” after the relevant year.

Historically, Brazilian regulations imposed mandatory bureaucratic preapproval procedures to request the opening of new learning units, which limited growth in the digital education market. In order to increase offerings and attract investments to the sector, the Brazilian government issued Decree No. 9,057/2017 and Normative Ruling No. 11/2017, which eliminated the requirement of audit visits for new learning units and increased the number of new learning units allowed per institution, which, in turn, widened the range of course offerings and resulted in the increase of learning units.

Decree No. 9,057/2017 and Normative Ruling No. 11/2017 simplified the opening of education units while maintaining the quality of digital education courses, as the number of preapproved units for each university depends on the institution’s score in the last ENADE. Lower-performing institutions cannot open any new units, while higher-performing institutions can open up to 250 units per year.

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

According to the February 2020 study by Educa Insights, on-campus law courses are likely to experience a decrease in enrollments as many prospective students are unable to incorporate face-to-face interactions into their daily routines. However, this is not a reflection of the attractiveness of the course. Rather, it is a side effect of the course offerings in digital education, which should begin with an estimated 18.0% share of total enrollments in 2021 and reach an estimated 30.0% in 2023, representing around 85,000 enrollments per year.

Source: February 2020 study by Educa Insights.

Note: Educa Insights estimates were based on data relating to 2018 and prior years. Years for which estimates are given are marked with an “E” after the relevant year.

According to the February 2020 study by Educa Insights, over 20.8% of prospective law students would prefer to be enrolled in digital education courses than in on-campus courses. As a result of the popularity of law degrees in Brazil, it is expected that a significant addressable market would result from the combination of on-campus students shifting towards digital education, and new students seeking a law degree.

While medicine courses have limitations related to digital education offerings, the opening of dentistry, psychology, and nursing courses also require the prior authorization of MEC. Launching medical courses requires approval from the Federal Councils of Health (Conselhos Federais da Área da Saúde).

Key Trends Driving Digital Education Expansion in Brazil

We believe the following factors are expected to contribute to the expansion of the digital education market in Brazil:

●	Hybrid digital education model creates an affordable option with great user experience. The flexibility of technology-based platforms combined with active online and face-to-face tutoring presents a differentiated value proposition to students along with affordable tuition fees. With an increasing number of students who think the quality of digital education equals that of on-campus learning, it is expected that the growth in digital education will accelerate.
●	New courses offerings would increase penetration of digital education. The ability to offer law degrees in a digital education format would represent a significant increase in the current addressable market. Law is a leading subject for undergraduate degrees in Brazil, a key requirement for public careers, and is often selected by students as a second major. If law-related courses are allowed to be offered in a digital education format, which is likely, we believe the demand for them would be equivalent to a third of the current course offerings in three years. The possibility of offering health-related digital education courses with a large student base, such as nursing and dentistry, would also be significant.
●	Postsecondary education degrees provide better employability and average salaries. According to a February 2020 study by Educa Insights, people holding a postsecondary education degree can expect to earn 65.3% more on average than those who only completed secondary education, with no significant difference between on-campus and digital education courses. Similarly, the unemployment rate for people holding a postsecondary education degree is 21.0%, which is 32.0 p.p. lower than those with only secondary school education, according to a February 2020 study by Educa Insights.

●	Post-graduate courses to grow supported by salary differentials and low penetration rate. We believe that the post-graduate education market still has significant room for growth as it only had 1.3 million students served by two thousand institutions as of 2021, according to Semesp. We expect to see increasing demand for lato sensu post-graduate courses thanks to the higher employability level and salaries these courses provide, as well as the higher number of undergraduate graduations.
●	Technology as an education lever. With enhanced student experience and consistent quality education, the acceptance of technology in education has increased significantly in the past twenty years. For example, the acceptance rate of digital education has increased by 25 p.p. since 2017 according to a February 2020 study by Educa Insights. As people born in the early 2000s are reaching postsecondary education, the demand for technology and online support tools is increasing across all institutions.
●	Positive K-12 outlook. While more students are graduating than in previous generations, according to the OECD, Brazil is still lagging behind other Latin American countries in terms of number of students completing secondary education. In 2017 the MEC put in place measures to make secondary schools more attractive to students and to increase graduation rates. It is expected that an increase in graduation rates from secondary schools would lead to greater demand for undergraduate education by students between 18 and 24 years old. Enrollment in postsecondary education tends to benefit from increases in secondary school graduation rates.
●	Resilient postsecondary digital education market. Digital education has proven to be resilient to macroeconomic downturns over the years primarily because of its value proposition. The ability to deliver better career prospects and higher wages in an affordable manner protects digital education from the negative impacts of economic cycles and enables off-cycle growth.
●	Macroeconomic environment is more favorable. The new Brazilian government was able to approve significant regulatory changes that we believe are important for Brazil’s development. We believe that a positive outlook, mainly driven by a high GDP growth and confidence levels, combined with the possibility of additional reforms being approved, would be beneficial to our business.
●	PNE to drive further sector growth. There are still significant deliverables to be completed as part of the PNE, which was launched in 2014 and sets forth certain goals to be achieved by 2024. In addition to providing incentives for students and universities, we believe that digital education’s unique value proposition and affordability place it in a good position to capture the growth necessary to fulfill the Brazilian government’s objectives.

Our Market Opportunity

We believe Brazil is the largest market in Latin America and is among the most attractive private education market opportunities in the world for the following reasons:

●	It is one of the largest private education markets in the world. Brazil ranks as the third largest private postsecondary education market in the world, only behind India and China, according to INEP and UNESCO, but still has significant room for growth. We believe there is an addressable digital education market of R$104.7 billion in revenues and with 31.4 million students, which can be accessed by increasing the penetration rate;
●	Postsecondary education penetration rates have been increasing, but are still well below other countries. According to the OECD, as of 2020, Brazil has one of the lowest postsecondary education penetration rates in the world, with only 20.0% of the Brazilian population between 25 and 64 years having completed any sort of postsecondary education degree. This is much lower than the average across OECD countries of 35.7% and also below other countries in Latin America, such as Argentina and Chile (with 36.0% and 25.0%, respectively);

●	The Brazilian National Education Plan targets. In 2014, the Brazilian federal government established a PNE with 20 goals for improving and enhancing access to education, which is expected to be completed by 2024. Out of the 20 goals, the most important goal for the postsecondary education sector is to increase the penetration rate of postsecondary education to 50.0% of the target population (i.e. 18 to 24 years old) as compared to 37.4% in 2019;
●	Postsecondary Education Degree in Brazil leads to higher employability levels and higher average salaries. According to a February 2020 study by Educa Insights, people holding a postsecondary education degree can expect to earn 65.3% more on average than those who only completed secondary education, with no significant difference between on-campus and digital education courses. Similarly, the unemployment rate for people holding a postsecondary education degree is 21.0%, which is 32.0 p.p. lower than those with only secondary school education, according to Educa Insights;
●	Digital Education has driven recent private sector growth. According to INEP, digital education expanded at a CAGR of 14.7% between 2010 and 2020, significantly greater than the negative CAGR of 0.5% for on-campus education in during the same period. In this context, digital education courses are becoming increasingly popular in Brazil due to (1) greater flexibility for students who also work, and (2) greater affordability in that tuitions are approximately one third of on-campus tuition fees; and
●	Hybrid delivery offering is dictating the pace. Postsecondary education students in Brazil need more affordable and flexible alternatives to study, as well as an academic experience that involves personal contact with faculty and other students. According to INEP, in 2021, 82.6% of Brazil’s secondary school (K-12) students were enrolled in public schools. In this context, we believe students without strong academic secondary school backgrounds are less likely to continue their education through 100% online courses and are more likely to continue their education in courses that provide a hybrid combination of both on-campus and online offerings.

Our Markets

We believe education is a priority in Brazilian families’ budget allocation preferences, given that a postsecondary education degree increases a student’s average salary by 65.3%, according to a February 2020 study by Educa Insights. Brazil ranks as the third largest private postsecondary education market in the world, only behind India and China, according to INEP and UNESCO. According to INEP, there were 8.7 million students enrolled in postsecondary undergraduate courses in 2020, 77.5% of whom were enrolled in private institutions. However, only 24.0% of the population between the ages of 25 and 34 in Brazil attend postsecondary education institutions, which is well below the OECD average of 45.0%, based on a survey performed by OECD and released in September 2021, with respect to the year of 2020, which we believe shows potential for growth.

In 2014, the Brazilian federal government established a PNE, with 20 goals for improving and enhancing access to education, which is expected to be completed by 2024. Out of the 20 goals, the most important goal for the postsecondary education sector is to increase the penetration gross rate of postsecondary education to 50.0% of the target population (i.e. 18 to 24 years old) as compared to 34.6%, according to the 2020 Third Cycle Report from Inep. To reach this rate, the Brazilian government has enacted market friendly regulations to promote digital education courses, mainly due to the affordability of these courses.

We believe that due to its higher flexibility, lower tuitions and improved quality, the digital education business will be the main driver of the expected increase in Brazil’s postsecondary education penetration rate. The digital education business has consistently gained share over the on-campus business for the past 10 years. According to the 2020 Postsecondary Education Census by the INEP, over 6.7 million students are enrolled in private undergraduate courses in 2020, approximately 2.9 million students, or 43.8% of the student base, were enrolled in digital education courses. This compares to approximately 749,000 students in 2010, or 15.8% of all students.

Source: February 2020 study by Educa Insights.

Note: Educa Insights estimates were based on data relating to 2018 and prior years. Years for which estimates are given are marked with an “E” after the relevant year.

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

In addition, private digital education represents an even higher share of new enrollments, at 60.5% of total new enrollments in 2020 (a level which has been above 19.9% since 2010).

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

Key Market Trends in Digital Education and Market Opportunities

A key reason for pursuing a postsecondary education degree in Brazil is the financial outcome for the future employee. For example, students who completed K-12 education present an employability index of 47.1%, while students who completed postsecondary education and a graduate program present an employability index of 78.8% and 91.0%, respectively, according to a February 2020 study by Educa Insights. A postsecondary education degree increases students’ average salaries by 65.3% and a graduate degree further increases students’ average salaries by an additional 51.9%, according to the same study by Educa Insights.

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

According to the 2020 Postsecondary Education Census by the INEP, total on-campus private undergraduate enrollments fell 11.3% in 2020, while total digital education private undergraduate enrollments grew 28.6%, boosted by the affordability of tuition and the flexibility of digital education. At this rate, the aggregate digital education student base is expected to reach 49.3% of the total student base by 2023, according to the February 2020 study by Educa Insights.

Also according to the February 2020 study by Educa Insights, the acceptance of digital education among students has considerably improved in Brazil in the past four years. In 2017, 81.1% of the overall student base spontaneously intended to take on-campus courses, compared to 14.5% for digital education. In 2020, however, the percentage of the overall student base who intend to enroll in on-campus courses had decreased to 62.8%, compared to 31.6% for digital education. With an increase of 17.1 p.p., the acceptance rate for digital education has more than doubled within four years.

Source: February 2020 study by Educa Insights.

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

We believe that the compelling strength of our business model and our strong growth prospects are supported by clear underlying market and industry trends, including:

●	increasing demand for undergraduate courses, with accelerated growth of digital education;
●	increasing number of courses offered through digital education (deregulation);
●	higher relevance of hybrid experience for students, combining the best of digital education with the hand-holding support provided by local tutors;
●	increasing demand for education technologies to improve students’ experience;
●	gradual blurring of intersections of online education and viral content;
●	extension of postsecondary education journey through graduate and continuing education courses; and
●	budget allocation priorities.

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

Law No. 9,394/1996, or the National Education Guidelines Law (Lei de Diretrizes e Bases da Educação Nacional), or the LDB, establishes the guidelines for the provision of education services in Brazil and sets forth the federal government’s duty to: (1) coordinate the national education system; (2) prepare the Brazilian Education Plan (Plano Nacional de Educação), or PNE; (3) provide technical and financial assistance to the states, the Federal District and municipalities; (4) define, in cooperation with other federal entities, the responsibilities and guidelines for primary and secondary education; and (5) issue rules and regulations regarding postsecondary courses, and carry out activities relating to the accreditation of institutions, authorization and recognition of courses and monitoring and evaluation of all the educational system.

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

Regulatory Bodies

The main regulatory bodies of postsecondary education in the Brazilian education system are:

●	the MEC;
●	the CNE;
●	the INEP;
●	Higher Education Board (Câmara de Educação Superior), or CES;
●	the CONAES;
●	the SERES; and
●	Secretariat of Professional and Technical Education (Secretaria de Educação Profissional e Tecnológica), or SETEC.

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

The CNE is required, among other responsibilities, to: (1) issue regulations to implement the MEC’s guidelines, as well as advise and support the MEC in its activities and decisions; (2) decide on accreditation applications and renewals from postsecondary education institutions engaged in digital education, based on the opinion of the relevant secretariats; (3) propose guidelines and deliberate on the preparation of the evaluation instruments for accreditation and reaccreditation of institutions to be elaborated by the INEP; (4) issue guidelines to be observed by the SERES for accreditation and reaccreditation of universities, university centers and colleges; (5) determine, through the CES, the inclusion and exclusion of course designation from the catalog of advanced technology courses; (6) decide appeals of decisions issued by the SERES, the CEB or the CES; and (7) analyze and propose questions regarding the application of postsecondary education legislation to the MEC.

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

Organization of Postsecondary Education Institutions

In order to allow postsecondary education institutions to fulfill their objectives, the LDB also provides that postsecondary education includes the following programs:

●	Undergraduate courses, including traditional and technological undergraduate courses, offering specific training and diplomas to students, open to candidates who have completed secondary school or equivalent and who have been approved in the respective selection or entrance examinations;
●	Postgraduate courses, including master’s and doctoral degrees, specialization courses, further training courses and others, open to candidates who hold a diploma in an undergraduate course and who meet the requirements laid down by educational institutions; and
●	Extension courses, understood as any academic, technical or cultural activity that is not included as an integral and compulsory part of the undergraduate and postgraduate curriculum, in which the students receive certificates. Such courses are open to candidates who meet the requirements established in each case by educational institutions.

According to the LDB, postsecondary education can be provided by public or private institutions. A private postsecondary education institution must be controlled, managed and supported by an individual or a legal entity with responsibility for financing its supported entities. Postsecondary education institutions may be supported by for-profit or not-for-profit private institutions, or supporting entities, as follows:

●	Private in the strict sense: private for-profit institutions created and maintained by one or more private individuals or legal entities;
●	Community: incorporated by groups of individuals or by one or more legal entities and that include representatives of the community in their organizational structure;
●	Confessional: incorporated by groups of individuals or by one or more legal entities that meet the specific confessional and ideological orientation and that include representatives of the community in their organizational structure; or
●	Philanthropic, in the form of the law.

According to their organization and academic prerogatives, postsecondary education institutions can be:

●	Colleges: Colleges are public or private educational institutions offering postsecondary courses in one or more areas, maintained by a single supporting entity and with isolated management and direction. Colleges are allowed to offer courses along several levels, namely bachelor’s, associate’s, specialization and graduate programs (master’s and doctorate degrees). Colleges have minimum requirements with regard to qualification of faculty members and their labor practices, and cannot establish new campuses, courses or spots without prior authorization from the MEC;
●	University Centers: University centers are public or private education institutions offering several bachelor’s, associate’s and graduate programs, and are expected to provide appropriate conditions with respect to education and qualification opportunities for their professors. To be considered a university center, the institution shall comply with the following requirements: (1) at least one-third of the faculty members must hold a master’s or doctorate degree; (2) at least 20% of the faculty members must work on a full-time basis; (3) at least eight undergraduate courses shall be recognized and have obtained a satisfactory concept in the on-site external evaluation carried out by the INEP; (4) it shall have an institutionalized extension program in the areas of knowledge covered by their undergraduate courses; (5) it shall have a scientific initiation program with a project oriented by doctoral or master’s teachers, which may include programs of professional or technological initiation and initiation to teaching; (6) it shall have obtained CI greater than or equal to four in the on-site external evaluation performed by the INEP; and (7) it shall not have been penalized as a result of an administrative supervision process in the last two years.

●	Universities: Universities are public or private education institutions offering several postsecondary courses, continuing education and research development. Like University Centers, certain requirements for university reaccreditation must be observed, namely: (1) one-third of the academic staff is hired on a full-time basis; (2) one-third of the faculty members must have a master’s or doctoral degree; (3) at least 60 percent of the undergraduate courses shall be recognized and have a satisfactory concept obtained in the evaluation proceedings carried out by the INEP; (4) it shall have an institutionalized extension program in the areas of knowledge covered by their undergraduate courses; (5) it shall have a scientific initiation program with a project oriented by doctoral or master’s professors, which may include programs of professional or technological initiation and initiation to teaching; (6) it shall have obtained CI greater than or equal to four in the external evaluation carried out by the INEP; (7) it shall regularly offer four master’s degree courses and two PhD courses recognized by the MEC; and (8) it shall not have been penalized as a result of an administrative supervision process in the last two years.

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

Digital Education

Digital education in Brazil is regulated by article 80 of the LDB, by Decree No. 9,057/2017 and Decree No. 9,235/2017, by Ordinance Nos. 11 and 23, both of 2017, and the CNE’s Resolution No. 1, of 2016.

Digital education is defined as the educational method in which didactic and pedagogic processes are conducted through information and communication media and technologies, with students and teachers interacting in educational activities while located in different locations or at different times.

Pursuant to the applicable regulations, digital education is subject to different factors compared to traditional methods, including: (1) reduced transmission costs in commercial channels of sound and audiovisual broadcasting; (2) concession of channels with exclusive educational purposes; and (3) minimal time reservation, with no onus on the public authorities, by the concessionaries of commercial channels.

Digital education can be offered at the following levels and as part of the following educational methods: (1) primary and secondary education, as long as it is used only to supplement learning processes or in emergency situations; (2) education for young people and adults, according to specific legal criteria; (3) special education, according to specific legal criteria; (4) professional education, covering technical programs at the secondary level and technological programs at the postsecondary level; and (5) postsecondary education, covering undergraduate, master’s programs, specializations and doctorate studies.

Undergraduate courses (bachelor’s, licentiate and technological) may be offered using digital education methods whenever a postsecondary institution is regularly accredited with the MEC for this purpose. Currently, there is no educational regulation that bans the provision of digital education courses. However, there are discussions and legislative proposals aimed at banning the provision of digital education courses in with respect to health, architecture and law.

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

Although digital education is defined by the absence of direct contact between students and teachers, there are activities that must be conducted on-site, such as tutorials, evaluations, internships, professional practice, laboratory and dissertation defense, which are to be provided in the educational and development projects of the institution and the course. Accordingly, the digital education institutions must provide the necessary infrastructure for the students to conduct those activities, using the headquarters of the education institution or smaller supporting units throughout the country. Digital education supporting units are no longer subject to on-site evaluation or required to obtain prior authorization of the MEC in order to be set up or operated. Pursuant to Normative Ruling No. 11/2017, such units can be created by unilateral decision of the institution itself.

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

The evaluation of the digital education courses is performed in the same manner as the evaluation of the on-site courses. If there is any irregularity in or noncompliance to any of the previously established conditions, the competent body may initiate an administrative proceeding that may result in one or more penalties, such as: (1) forfeiture of accreditation or reaccreditation authorization to operate as a digital education institution; (2) intervention; (3) temporary suspension of autonomy prerogatives; (4) initiation of reaccreditation proceedings; (5) reduction of available vacancies within courses; (6) temporary suspension of new student admissions; and (7) temporary suspension of course offerings.

Diplomas and certificates for digital education courses and programs from accredited institutions are valid throughout the national territory, and institutions are not entitled to set different criteria for diplomas issued for digital education courses and those issued for on-site courses. Only accredited education institutions, public or private, may offer distance courses and programs. It is the MEC’s responsibility to promote the accreditation acts of postsecondary institutions. To act outside the institution’s local geographic reach, the institution shall require an extraterritorial accreditation to the MEC.

Institutional accreditation for digital education courses or programs requires periodic renewal. Also, the accredited institution must initiate the authorized coursework within 24 months from the accreditation, and if the institution does not implement the authorized activities in such time frame, it will be subject to an administrative proceeding that may result in the cancelling of the given authorization.

Pursuant to Decree No. 9,057/2017, postsecondary courses may be offered in the digital education modality through a partnership between an accredited distance education institution and another company. In this case, applicable regulations establish that educational activities must be conducted in the facilities of the accredited education institution, which will be responsible before the MEC for the regularity of the teaching and learning processes. Accordingly, the education institution must inform the MEC of its partnerships, describing their purpose and most relevant aspects, in order for the MEC to be able to assess eventual irregularities.

In any case, digital education courses and programs are subject to the evaluation rules of the SINAES in the same manner that on-site courses are.

It is also important to point out that, recently, Ordinance No. 2,117 of 2019 changed the maximum limit for digital education hours in on-site courses from 20% to 40% of the overall course load. Courses will still be deemed to be offered on-site even if they include a digital education portion provided that the students enrolled in the course must be aware of this. This limit does not apply to on-site medical courses.

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

The application for qualification of a postsecondary education institution must be supported by various documents, including:

●	Supporting entity: (1) incorporation documents, duly registered with the competent body, evidencing its existence and legal capacity, in accordance with civil legislation; (2) certificates of tax and social security compliance; (3) proof of ownership of assets capable of supporting the education institution; (4) financial statements; and (5) a consent form executed by the supporting entity’s legal representative, vouching for the veracity and regularity of the provided information and the financial capability of the supporting entity; and
●	Postsecondary education institution: (1) an educational development plan; (2) bylaws and internal regulations; (3) identification and qualification of managers, with a description of their academic and administrative experience; (4) a receipt of regularity and availability of the teaching facilities; (5) a plan of accessibility assurance, pursuant to the regulation and followed by a technical report by a competent professional or public body; and (6) compliance with the legal requirements related to the safety of the building, including having an escape route in case of fire, proved by a specific report issued by the competent public body.

In relation to the accreditation process of a new postsecondary educational institution and linked course authorizations, the MEC may issue a temporary accreditation act to expedite the operation, pursuant to article 24 of Decree No. 9,235/2017, as long as the supporting entity complies with all the following requirements:

●	all self-supporting postsecondary education institutions have been reaccredited in the last five years obtaining an average Institutional Concept (Conceito Institucional) greater or equal to 4;
●	none of its postsecondary education institutions have been subject to administrative penalties by the MEC in the last two years; and
●	the courses to be offered by the new postsecondary institution must already be offered by other institutions supported by the same supporting entity and duly recognized by the MEC in the last five years with a Course Concept (Conceito de Curso) greater or equal to 4.

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

Private postsecondary institutions may adhere to PROUNI by the execution of a specific agreement with the MEC, valid for 10 years and renewable for the same period. Such agreement must be amended every semester with an additional term establishing the number of scholarships to be offered in each course, unit and class, and what percentage of scholarships shall be granted to indigenous and afro-Brazilians. In order to participate in PROUNI, an educational institution must:

●	be up to date with its tax obligations; and
●	comply with the following requirements: (1) offer at least one full-time scholarship to every 10.7 regularly paying students enrolled at the end of the past school year, excluding the full-time scholarships granted through PROUNI or by the institution; or (2) offer one full-time scholarship to every 22 regularly paying students enrolled in traditional and technological undergraduate courses, provided that it also offers scholarships (25% or 50% of the tuition) in the value equal to 8.5% of the paying students’ annual revenue, available to students enrolled in traditional and technological undergraduate courses at the school year.

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

Pursuant to Normative Ruling No. 1.394, of September 12, 2013, a postsecondary education institution that has adhered to PROUNI is exempt, totally or partly, from the following taxes for the duration of the adherence period:

●	IRPJ and CSLL with respect to the net income derived from the undergraduate degree courses and extension courses; and
●	PIS and COFINS, with respect to the revenue derived from undergraduate degree courses and extension courses.

In case a postsecondary education institution requires its exclusion from PROUNI, its tax incentives will be suspended from the date of the solicitation and will not be applicable for the entire period of the basis of calculation.

Normative Ruling No. 1,394, of September 12, 2013, introduced new provisions regarding the tax exemptions granted by PROUNI. According to this Normative Ruling, in addition to the tax exemptions obtained by higher education institutions signatories to PROUNI, tax exemptions are calculated based on the Proportion of Effective Occupation of the Scholarships (Proporção de Ocupação Efetiva de Bolsas), or POEB. Originally, the exemption related to IRPJ should be calculated without taking into account the additional 10% of IRPJ. However, Normative Ruling 1,394 was amended by Normative Ruling No. 1,417/2013.

According to Article 7, II, of Normative Ruling No. 1,394, after the amended by Normative Ruling No. 1,417, dated December 6, 2013, the calculation of the exemption should also include the additional 10% of IRPJ, in addition to the CSLL rate. The amount calculated based on the multiplication of the POEB on the IRPJ and CSLL due by the legal entity, is the amount of the IRPJ and CSLL exemption, respectively, which may be deducted from the IRPJ and CSLL in relation to the totality of the Company’s activities.

Accordingly, with the issuance of Normative Ruling No. 1,417, of December 6, 2013, the IRPJ/CSLL exemption on the Company’s operating income proportionate to the POEB will also include the additional 10% of IRPJ. Normative Ruling No. 1,417, dated December 6, 2013, extended the limit to the amount of the tax exemption.

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

We calculate the amount of our PROUNI tax benefits based on the advice of professional advisers.

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

As a result of the COVID-19 pandemic, Law No. 14.024 of 2020 suspended the financial obligations of FIES students for the duration of the period of public calamity established by Legislative Decree No. 6/2020. Furthermore, several 2020 FIES internal procedure deadlines were extended, including enrollments and contract signings.

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

The SINAES is monitored and coordinated by the CONAES, and the INEP has a very important role in all processes. The results of the evaluation of postsecondary education institutions and their courses are public and represented on a five-level scale as follows:

●	Level 5 indicates excellent conditions;
●	Level 4 indicates more than satisfactory conditions;
●	Level 3 indicates satisfactory conditions; and
●	Levels 1 and 2 indicate unsatisfactory conditions.

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

Should the level be confirmed as less than 3 by the on-site evaluation, the MEC may propose a term of commitment to the institution, in order for it to correct the unsatisfactory conditions within a specific deadline. Failure to uphold, in full or in part, the conditions established in the term of commitment may result in one or more penalties to be applied by the MEC, such as: (1) temporary suspension of the opening of a selection process of undergraduate courses; (2) disqualification from the operating authorization of the higher education institution or recognition of courses offered; and (3) warning, suspension or cancellation of the mandate of the officer responsible for the action not executed, in the case of public postsecondary education institutions.

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

Accreditation for Postgraduate Programs

Lato sensu

Postsecondary education institutions accredited for offering undergraduate courses and that have at least one regular undergraduate course or a stricto sensu postgraduate course can offer lato sensu postgraduate courses in the subjects in which they are accredited, either on-site or through digital education.

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

Our Regulatory Quality Indicators

Our model is recognized by certain regulatory quality indicators, such as:

●	CI Score: A quality indicator for postsecondary education institutions measured and published by the MEC through on-campus evaluations that comprise educational organization subjects, such as institutional planning and development, academic and management. In the last evaluation, undertaken in 2019, our CI score was 5 out of 5 possible points.
●	CPC: A quality indicator for postsecondary education institutions measured and published by ENADE that comprises educational and organization subjects, such as student and faculty performance, infrastructure, didactic-pedagogical resources and other inputs, in order to measure general courses quality. In 2019 (the last available data), our CPC score was 9.4% higher than the market average for digital education private institutions.
●	IGC: This is the most important quality indicator for a course. The IGC considers the average of the last three CPC grades, the distribution of students across undergraduate and graduate, and the average evaluation of graduate programs. In 2019 (the last available data), our IGC score was 11.9% higher than the market average for private institutions.
●	IDD: A quality indicator that is intended to capture the institution’s contribution to the student’s development. In 2019 (the last available data), our IDD score was 3.33, 24.0% higher than the market average for digital education private institutions, which was 2.69.

C.Organizational Structure

We are a Cayman Islands exempted company incorporated with limited liability on March 5, 2020 for purposes of effectuating our initial public offering. Prior to the consummation of our initial public offering, our Principal Shareholders held 522,315,196 shares of Vitru Brasil. Prior to the consummation of our initial public offering, our Principal Shareholders contributed all of their shares in Vitru Brasil to us. In return for this contribution, we issued new common shares to our Principal Shareholders in a one-to-31 exchange for the shares of Vitru Brasil contributed to us. Until the contribution of Vitru Brasil shares to us, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

As of December 31, 2021, we had a total of 23,329,324 common shares issued and outstanding. 16,848,874 of these shares were common shares beneficially owned by our Principal Shareholders, 480,450 of these shares were common shares beneficially owned by members of our management and other shareholders who acquired shares prior to our initial public offering, and 6,000,000 of these shares were common shares beneficially owned by investors who acquired shares in our initial public offering or in the secondary market.

The diagram below depicts our organizational structure as of the date of this annual report:

For more details about our organizational structure please see “Presentation of Financial and Other Information—B. Organizational Structure” and refer to note 2.2 to our audited consolidated financial statements.

D.Property, Plant and Equipment

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

As of December 31, 2021, we owned 28 trademarks , including “Vitru” and “Uniasselvi” and a number of additional brands which we use in certain parts of Brazil, such as “Fameblu,” “Univinci,” “ICPG” and “Asselvi”. We also have the right to use of a number of registered copyrights, most notably copyrights for physical and digital teaching materials.

Properties

Our corporate headquarters, which include our academic core and business operations are located in the state of Santa Catarina. Our corporate headquarters consist of 3,977.43 square meters of space under a lease that expires in 2022. Once the lease reaches its term we plan to relocate to another building in the same city. We also lease 758.10 square meters in the city of Florianópolis, in the state of Santa Catarina, for certain administrative activities and our main executive offices under a lease that expires in 2024. We believe our facilities are sufficient for our current needs.

In addition to our corporate headquarters and to our corporate center, and as of December 31, 2021, we leased all operational and administrative facilities. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire or lease new space to meet the needs of our business or consolidate them and dispose of facilities that are no longer needed.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the notes thereto as well as the information presented under “Item 3. Key Information—A. Selected financial data.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk factors.”

A.Operating Results

We provide a complete pedagogical system focused on a hybrid digital education experience for undergraduates and continuing education students. Between 2016 and 2020, we grew at a CAGR of 41.9% in terms of enrolled students in our undergraduate digital education programs, as shown in the chart below.

Source: INEP.

Note: The data presented in this chart for the period from 2010 to 2020 is derived from publicly available information published by INEP for market share comparability purposes, it is calculated by INEP by applying the same metrics for all postsecondary education institutions in Brazil. This data may not be directly comparable with data derived from our internal records included elsewhere in this annual report.

We offer a differentiated digital education experience to our students through our innovative hybrid model, which emphasizes flexibility, affordability and a strong relationship with all stakeholders engaged in our platform. Our hybrid and technology-enabled content is delivered both digitally and through in-person weekly meetings led by highly-trained tutors on our extensive hub network. We believe that this unique tutor-centered learning experience sets us apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of our student base.

Our hub partners, who own 86.6% of our hubs, are compensated by their respective share represented by a given percentage over the tuition fee collected by us from students. The total amount to be transferred to the hub partners on a monthly basis is derived from the pricing terms agreed upon with each student in the service agreement. This percentage is similar across all our partnership agreements and varies in accordance with the type of course the student is enrolled in, which are higher for continuing education courses and lower for undergraduate courses. In addition, this percentage is higher in the beginning of the hubs’ operations and decreases throughout their life cycle, thus reducing their payback period and increasing the attractiveness of their investment. Therefore, as hubs mature, we should experience an increase in our gross revenue (higher than the increase in tuition fees in the same period) as a result of lower tuition share allocated to our hub partners. We have built and nurtured strong relationships with our 275 hub partners, who play a key role in our expansion.

Our proven quality has allowed us to accelerate the growth of our business and further differentiate ourselves. Our CI score, which is measured and published by MEC and is based on institutional planning and development, academic and management criteria, was 5 (on a scale of 1 to 5), enabling us to open up to 750 hubs per year, 250 hubs at each of our three institutions accredited to offer digital education undergraduate courses, compared to a maximum of 150 and 50 new hubs per year for institutions scoring up to 4 and 3, respectively. We offer the highest quality standards in higher education in Brazil, as evaluated by the MEC.

 Since March 2020 our business, financial condition and results of operations have been affected by the ongoing COVID-19 pandemic. We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. For additional information, see “Item 4. Information on the Company—A. History and Development of the Company—Our History—COVID-19 Pandemic” for information on the impact of the COVID-19 pandemic on our business and also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The COVID-19 pandemic may cause an adverse effect in our operations, including the partial closure of our business. The extension of the COVID-19 pandemic, the perception of its effects, or the way in which such pandemic will impact our business, either on a microeconomic or on a macroeconomic level, are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow.”

Our Business Economics and Cohorts

We believe our business model and our value proposition to our students has resulted in best-in-class economics for our hubs network, which plays a pivotal role in our organic growth strategy.

We believe an annualized cohort analysis is a useful indicator of demand for our services. We define a cohort as the number of new hubs opened in a given year.

We track the cohorts on a semi-annual basis. Our strong cohorts are driven by the maturation of our hubs, our high retention rates, especially after the first year of enrollment, the expansion of our offering (e.g. new courses) and annual tuition adjustments.

The result of our recent cohorts demonstrates our successful track record in developing our educational system as set out in the chart below.

Note: The numbers in the chart above show the actual student base (in thousands), within each cohort, as of the end of each semester between the first semester of 2017 and the second semester of 2021. The percentages on the vertical axis under the heading “CAGR” of the chart above show the CAGR of our cohorts over the periods indicated. The number of students in our mature hubs (which comprises the hubs existing prior to 2017) grew at a CAGR of 1% between the first semester of 2017 and the second semester of 2021, while our 2017 cohort (which comprises the hubs opened in 2017), 2018 cohort (which comprises the hubs opened in 2018), 2019 cohort (which comprises the hubs opened in 2019), and 2020 cohort (which comprises the hubs opened in 2020) grew at a CAGR of 59%, 70%, 96% and 112%, since their respective inception, driven by high intakes and retention rates, introduction of undergraduate courses already offered in other operating hubs, and the natural maturation of each hub.

Our Growth

We remain focused on our primary mission: to provide students full access to digital education and improve their experience through an innovative student-centric model. We believe this focus helped us grow and expand our business to several regions in Brazil in recent years, and is a key driver for differentiating ourselves from our competitors. A large part of this growth was based on the strategic decision to start expanding into small and medium-sized cities and being the first educational institution to implement units and provide access to higher education for residents of cities in the countryside of Brazil. Based on the most recent available data of INEP, our CAGR for the period from 2015 to 2020 was 33.8%, the highest between the private digital education market (considering the five biggest private education companies in 2015). We aim to democratize access to education through a digital ecosystem and empower every student to create his or her own success story.

Our revenue growth is a result of our business model, which has been based on the opening of new hubs, ramp-up of current hubs, annual price adjustments and expansion of course offerings, as described below:

●	Grow Our Base of Uniasselvi Hubs. We expect to continue to launch new hubs to increase our coverage and market penetration. We believe our strategy of targeting small-sized, medium-sized and underserved cities provides us with a significant growth opportunity. In addition, we believe that we are well positioned to grow in denser regions, such as the states of São Paulo and Rio de Janeiro, where our presence is still relatively small.
●	Maturation of Recently-Opened Hubs. In the last years, we significantly increased the number of students per hub in the 2019, 2020 and 2021 cohorts. As of December 31, 2021, 91.1% of our 939 hubs were opened in the last five years and are still ramping up, and we believe there is space to grow our operations, margins and student base. The maturation of a hub takes at least eight semesters, or four years, which is the average duration of a course, and the number of students per hub may continue to grow after such period as hubs gain more local recognition over time.
●	Tuition Fees. We typically adjust our tuition fees on an annual basis, at rates above the variation of inflation indices for the previous twelve months.
●	Mix of Courses. We have continuously added high-value courses to our portfolio over time, such as engineering and health-related courses, contributing to higher margins.

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Enrolled Students

The number of enrolled students is one of the most significant operational metrics tracked by our management. It represents the total number of students enrolled in the courses we provide. As of December 31, 2021, we had 373,977 enrolled students, respectively, representing a CAGR of 27.8% from 2017 to 2021.

In our digital education undergraduate courses, our first core business, we had 304,060 students as of December 31, 2021, representing a CAGR of 30.0%. In our digital education graduate courses, our second core business, we had 55,115 students as of December 31, 2021, representing a CAGR of 24.5% from 2017 to 2021.

The following table sets forth the number of enrolled students as of the dates presented.

	As of December 31,
	2021	2020	2019	2018	2017
Number enrolled students	365,433	309,560	240,946	189,295	140,363
Number of digital education undergraduate students	304,060	256,953	195,613	148,711	106,576
Number of digital education graduate students	55,115	44,570	35,952	30,227	22,910

Contribution of Digital Education to Total Enrolled Students

We believe the metric that best shows our focus on digital education (comprising both undergraduate courses and continuing education courses) and its relevance to our course offerings is the number of enrolled students from digital education as a percentage of our total enrolled students.

The following table sets forth the percentage of digital education students to total enrolled students as of the dates presented.

	As of December 31,
	2021	2020	2019	2018	2017
Digital education to total enrolled students	98.3%	97.4%	96.1%	94.5%	92.3%

Number of Hubs

We have substantially expanded our operations and geographic presence throughout Brazil with the opening of new hubs in the last years. The number of hubs is one of the drivers that enable us to increase our base of enrolled students. Our network as of December 31, 2021 consisted of 939 hubs across all Brazilian states, representing a CAGR of 43.6% from 2017 to 2021.

The following table sets forth the number of hubs as of the dates presented.

	As of December 31,
	2021	2020	2019	2018	2017
Number of Hubs	939	709	545	370	221

Maturation Index

We believe the number of students per hub in each cohort is useful to show hub maturation and the ramp-up in our hubs’ operations as they attract and maintain new students from our digital education undergraduate courses. We expect mature hubs to have approximately 800 students per hub. We have developed a maturation index to assess our hubs’ progress against our expectations.

We calculate the maturation index as the actual number of students per hub not yet considered mature (which we call “expansion hubs”) divided by the number of students we expect such hub to achieve once it has matured (i.e., the weighted average of students we expect to achieve according to the size of our expansion hubs). The index comprises all expansion hubs as of the end of each period, and it can therefore decrease in a given quarter if new expansion hubs are opened.

As of December 31, 2021, 91.1% of our 939 hubs were still ramping up and the current maturation index of these expansion hubs was only 32.9%. We believe this shows our potential for growth. We estimate that a typical hub reaches its full capacity in terms of number of students (and is deemed to be mature) after seven or eight years of operations.

	As of December 31,
	2021	2020	2019	2018	2017
Theoretical maturation index	32.9%	30.1%	24.7%	19.1%	6.9%

Tuition

We believe that the total amount of tuition we charge (which is the sum of our gross revenue and hub partners’ portion less other academic revenue less cancellations), considering only our digital education undergraduate business, is a useful metric to show the compelling strength of our growth and the maturation of our hubs.

	As of and for the Year Ended December 31,
	2021	2020	2019	2018

	(in R$ millions)
Tuition (net of cancellations)	829.1	670.2	522.7	429.1

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

	As of and for the Year Ended December 31,
	2021		2020		2019
Real growth in gross domestic product (GDP)		4.6%		(3.9)%		1.2%
Inflation (deflation) (IGP-M)(1)		17.8%		23.1%		7.3%
Inflation (IPCA)(2)		10.1%		4.5%		4.3%
CDI interest rate(3)		4.35%		2.72%		5.79%
SELIC(4)		9.25%		2.00%		4.50%
Year-end exchange rate—reais per U.S.$1.00(5)	R$	5.581	R$	5.197	R$	4.031
Average exchange rate—reais per U.S.$1.00(6)	R$	5.396	R$	5.158	R$	3.946
Depreciation of the real vs. U.S.$ in the period(7)		(7.4)%		(28.9)%		(4.0)%
Unemployment rate(8)		13.5%		13.5%		12.1%

Source: FGV, IBGE and Brazilian Central Bank.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, accumulated during the corresponding period.
(4)	The SELIC rate is the base interest rate (Sistema Especial de Liquidação e Custódia) in Brazil.
(5)	Annual rate at the end of the period.
(6)	Average of the exchange rate on each business day of the year.
(7)	Comparing the U.S.$ closing selling exchange rate as reported by the Brazilian Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(8)	Average unemployment rate for year as measured by the IBGE.

Inflation directly affects most of our current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA. For instance, our most important cost component is personnel, which accounted for 49.9%, 54.3% and 48.6% of our total costs and expenses in the years ended December 31, 2021, 2020 and 2019, respectively, and is clearly impacted by inflation rates. Historically, inflation has been offset by our ability to adjust our tuition fees in rates that are typically above the variation of inflation indexes, due mostly to the increase in the content density and complexity over the course; however, this may not necessarily continue to be the case in the future. Our financial performance is also tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of our financial investments.

The recent economic instability in Brazil, the deterioration of the political environment and the ongoing COVID-19 pandemic have all contributed to a decline in market confidence in the Brazilian economy, and have had a significant effect on economic conditions in 2020, 2021 and early 2022. Business operations across Latin America, Asia, Europe and the United States are being affected with factory disruptions and closures, quarantined workers and shortages of components, with a direct impact on the availability of goods and services. These disruptions have impacted businesses generally. We cannot predict when or whether economic conditions will stabilize. Unfavorable macroeconomic conditions in Brazil are expected to continue throughout 2022. Brazilian GDP increased by 4.6% in 2021 but is expected to increase by 1.5% in 2022 according to the Brazilian federal government.

Seasonality and Revenue Recognition

Our net revenue consists primarily of tuition fees charged for our undergraduate and graduate courses. Revenue from tuition is recognized over time when services are rendered to the customer and we meet our obligations under the services agreement at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Revenue from tuition is recognized net of scholarships and other discounts, refunds and taxes. Other revenue is recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for the service. Other revenue is presented net of the corresponding discounts, refunds and taxes.

Most of our net revenue is derived from students who study in hubs managed by our hub partners. We enter into these partnerships through contracts with hub partners who provide support centers with infrastructure for our students. Each hub partner is responsible for rental costs and property maintenance, as well as administrative services, cleaning, local student service and infrastructure of the hubs. We typically enter into contracts with our hub partners for an initial six-month term. The contracts are automatically renewable after the first six-month period and every six months thereafter unless terminated in accordance with their terms.

Our hub partners are compensated by their respective share represented by a given percentage over the tuition fee collected by us from students. The total amount to be transferred to the hub partners on a monthly basis is derived from the pricing terms agreed upon with each student in the service agreement. This percentage is similar across all our partnership agreements and varies in accordance with the type of course the student is enrolled in, which are higher for continuing education courses and lower for undergraduate courses. In addition, this percentage is higher in the beginning of the hubs’ operations and decreases throughout their life cycle, thus reducing their payback period and increasing the attractiveness of their investment. Therefore, as hubs mature, we should experience an increase in our gross revenue (higher than the increase in tuition fees in the same period) as a result of lower tuition share allocated to our hub partners. See “Item 4. Information on the Company—B. Business Overview—Our Business—Strong Network of Hub Partners” for additional information on our agreements with our hub partners.

Our digital education undergraduate courses are structured around separate monthly modules. This enables students to enroll in digital education courses at any time during a semester. Despite this flexibility, we generally experience a higher number of enrollments in digital education courses in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, we generally experience a higher number of enrollments at the beginning of the first semester of each year than at the beginning of the second semester of each year. This is due to the high school calendar in Brazil in which classes end in December. In order to attract and encourage potential new students to enroll in our undergraduate courses later in the semester, we often offer discounts, generally equivalent to the number of months that have passed in the semester. As a result, we generally record higher revenue in the second and fourth quarters of each year. Revenue is also higher later in the semester due to lower dropout rates during that same period.

The following chart shows the percentage of our undergraduate digital education students enrolled in the year ended December 31, 2021 and 2020 by quarter.

A significant portion of our expenses are also seasonal. Due to the nature of our intake cycle, a significant amount of selling and marketing expenses are incurred in connection with the first semester intake, particularly in the first quarter of each year.

As a result, we expect quarterly fluctuations in our revenue and operating results to continue. These fluctuations could result in volatility and adversely affect our performance, liquidity and cash flows. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our results of operations.

Our operating results normally fluctuate as a result of seasonal variations in our business. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations” and “Item 5. Operating and Financial Review and Prospects.”

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

Principal Components of Our Results of Operations

Net Revenue

Our revenue consists primarily of tuition fees charged for digital education undergraduate courses, on-campus undergraduate courses, and continuing education courses. We also generate revenue from student fees and certain education-related activities.

Revenue from tuition fees is recognized over time when services are rendered to the customer and we satisfy our performance obligation under the contract at an amount that reflects the consideration that we expect to receive for those services. Revenue from tuition fees is recognized net of scholarships and other discounts, refunds and taxes.

Other revenue is recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration that we expect to receive for those services. Other revenue is presented net of the corresponding discounts, returns and taxes.

Joint Operations with Hub Partners

A hub is a local operating unit owned by us or by third party hub partners. Each hub partner is responsible for offering students access to audiovisual resources, a library and information technology support to enable students to take part in our digital education courses.

Our contractual agreements with each hub partner set forth the terms and conditions of the hub as a joint operation. Such contractual agreements also establish the rights of each hub partner to receive revenue from the operation of the hub and include provisions relating to expenses incurred in the operation of the hub. Accordingly, the revenue from digital education courses and related accounts receivable are recognized only up to the portion of the joint revenue to which we are entitled. We therefore record an obligation to pay hub partners under our trade payables when we receive payments of monthly tuition fees from students.

Taxes Deducted from Gross Revenue

Revenue, expenses and assets are recognized net of sales tax, except:

●	when the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable; and
●	when the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost/expense, in our statement of profit or loss.

Sales revenue in Brazil is subject to taxes and contributions, at the following statutory rates:

●	The PIS and the COFINS are contributions levied by the Brazilian federal government on gross revenue. These amounts are invoiced to and collected from our customers. Given that we are acting as tax withholding agents on behalf of the tax authorities, these amounts are recognized as deductions to gross revenue against tax liabilities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset amounts of PIS and COFINS which are payable. These amounts are recognized as recoverable taxes and are offset on a monthly basis against taxes payable and presented net, as the amounts are due to the same tax authority.
●	PIS and COFINS are contributions calculated on two different regimes pursuant to the applicable Brazilian tax legislation: cumulative method and non-cumulative method. The regulations applicable to PROUNI provide that the revenue from traditional and technical undergraduate courses are exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged based on the cumulative method at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS and COFINS are charged based on the non-cumulative method at rate of 1.65% and 7.6%, respectively.
●	ISS is a tax levied by municipalities on revenue from the provision of services. ISS tax is added to amounts invoiced to our customers for the services we render. Given that we are acting as an agent collecting these taxes on behalf of municipal governments, these are recognized as deductions to gross revenue against tax liabilities. The applicable rates may vary from 2.00% to 5.00%.
●	INSS is a social security charge levied on wages paid to employees.

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

Selling expenses. Selling expenses consist primarily of expenses with personnel related to sales and marketing activities, marketing and sales expenses, as well as expenses with commercial consultants and projects.

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

Current Income Taxes

Income taxes in Brazil consist of IRPJ and CSLL. According to Brazilian tax law, income taxes and social contribution are assessed and paid by each legal entity. The income tax payable by each entity is calculated based on the entity’s income, adjusted based on certain additions and exclusions provided for in the applicable legislation.

Current income taxes were calculated based on the criteria established in Normative Ruling No. 1.394, of September 12, 2013, issued by the Brazilian internal revenue service (Receita Federal do Brasil) in relation to the PROUNI program. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date. We periodically evaluate positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

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

Provision for Contingencies

We are a party to proceedings at judicial and administrative levels, as disclosed in note 19 to our audited consolidated financial statements, included elsewhere in this annual report. The provision for legal proceedings is set up for all proceedings assessed as probable losses. The likelihood of loss is assessed based on available evidence, the hierarchy of laws, case law, most recent court decisions and their relevance within the legal system and the assessment made by the outside legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations, additional exposures identified based on new matters or court decisions.

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

We use certain methodologies to estimate fair value which include the following:

●	estimation of fair value based on equity transactions with third parties close to the grant date; and
●	other valuation techniques including option pricing models such as Black-Scholes.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option, expected volatility of the price of our shares and expected dividend yield.

Recent Accounting Pronouncements

New standards, interpretations and amendments adopted by Vitru

We have applied the following standards and amendments for the first time in our annual reporting period commencing 1 January 2021:

●	Phase 1 amendments Interest Rate Benchmark Reform – Amendments to IFRS 9/IAS 39 and IFRS 7.
●	Phase 2 amendments Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.
●	COVID-19-Related Rent Concessions beyond 30 June 2021 – Amendment to IFRS 16.

Impact of the initial application of COVID-19-Related Rent Concessions beyond 30 June 2021 – Amendment to IFRS 16

In 2020, we early adopted COVID-19-Related Rent Concessions (Amendment to IFRS 16) that provided practical relief to lessees in accounting for rent concessions occurring as a direct consequence of COVID-19, by introducing a practical expedient to IFRS 16. This practical expedient was available to rent concessions for which any reduction in lease payments affected payments originally due on or before 30 June 2021.

In March 2021, the IASB issued COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16) that extends the practical expedient to apply to reduction in lease payments originally due on or before 30 June 2022.

In the year ended December 31, 2021, we have applied the amendment to IFRS 16 (as issued by the IASB in May 2021) in advance of its effective date. The practical expedient permits a lessee to elect not to assess whether a COVID-19-related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession applying IFRS 16 as if the change were not a lease modification. Details on the rent concessions received by the Company are described in note 12 to our annual consolidated financial statements included elsewhere in this annual report.

Except for the rent concessions, the amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

New standards and interpretations not yet adopted

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. We intend to adopt these new and amended standards and interpretations, if applicable, when they become effective.

●	IFRS 17 (including the June 2020 amendments to IFRS 17) – Insurance Contracts.
●	Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.
●	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current.
●	Amendments to IFRS 3 – Reference to the Conceptual Framework.
●	Amendments to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use.
●	Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract.
●	Annual Improvements to IFRS Standards 2018-2020 Cycle – Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases, and IAS 41 Agriculture.
●	Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies.
●	Amendments to IAS 8 – Definition of Accounting Estimates.
●	Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction.

These standards are not expected to have a material impact on our financial statements in the current or future reporting periods and on foreseeable future transactions.

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

Segment Reporting

We report on our operations according to the following segments, each of which represents a main line of service from which we generate revenue: (i) digital education undergraduate courses; (ii) continuing education courses, and (iii) on-campus undergraduate courses. For further information, see “Item 4. Information on the Company—B. Business Overview—Our Business—Our Products and Services.”

Results of Operations

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020 and 2019

The following table sets forth our income statement data for the year ended December 31, 2021, 2020 and 2019:

	For the Years Ended December 31,			Variation
	2021	2020	2019	2021-2020		2020-2019

	(in R$ millions, except percentages)
Statement of Profit or Loss at
Net revenue	631.1	519.2	461.0	111.9	21.6%	58.2	12.6%
Revenue from digital education undergraduate courses	531.7	423.0	336.3	108.7	25.7%	86.7	25.8%
Revenue from continuing education courses	52.4	40.6	47.1	11.8	29.1%	(6.5)	(13.8)%
Revenue from on-campus undergraduate courses	47.0	55.6	77.6	(8.6)	(15.5)%	(22.0)	(28.4)%
Cost of services rendered	(240.9)	(221.5)	(211.5)	(19.4)	8.8%	(10.0)	4.7%
Gross profit	390.2	297.7	249.5	92.5	31.1%	48.2	19.3%

Selling expenses	(111.5)	(86.6)	(100.9)	(24.9)	28.8%	14.3	(14.2)%
General and administrative expenses	(89.3)	(73.9)	(125.3)	(15.4)	20.8%	51.4	(41.0)%
Net impairment losses on financial assets	(110.7)	(76.8)	(58.2)	(33.9)	44.1%	(18.6)	32.0%
Net impairment losses on financial assets from digital education undergraduate courses	(90.1)	(61.3)	(43.7)	(28.8)	47.0%	(17.6)	40.3%
Net impairment losses on financial assets from continuing education courses	(15.6)	(5.9)	(4.0)	(9.7)	164.8%	(1.9)	47.5%
Net impairment losses on financial assets from on-campus undergraduate courses	(5.0)	(9.7)	(10.5)	4.7	(48.7)%	0.8	(7.6)%
Other income (expenses), net	0.1	0.5	(0.9)	(0.4)	(87.3)%	1.4	(155.6)%
Operating expenses	(311.4)	(236.8)	(285.3)	(74.6)	31.5%	48.5	(17.0)%
Operating profit (loss)	78.8	60.9	(35.8)	17.9	29.4%	96.7	(270.1)%

Financial income	45.5	36.6	19.2	8.9	24.3%	17.4	90.6%
Financial expenses	(74.9)	(64.4)	(60.4)	(10.5)	16.3%	(4.0)	6.6%
Financial results	(29.4)	(27.8)	(41.2)	(1.6)	5.4%	13.4	(32.5)%
Profit (loss) before taxes	49.4	33.1	(77.0)	16.3	49.3%	110.1	(143.0)%

Current income taxes	(11.3)	(19.6)	(14.8)	8.3	(42.3)%	(4.8)	32.4%
Deferred income taxes	32.6	38.6	25.7	(6.0)	(15.5)%	12.9	50.2%
Income taxes	21.3	19.0	10.9	2.3	11.6%	8.1	74.3%
Net income (loss) for the year	70.7	52.1	(66.1)	18.6	35.7%	118.2	(178.8)%

Net Revenue

Net revenue for the year ended December 31, 2021 was R$631.1 million, an increase of R$111.9 million, or 21.6%, from R$519.2 million for the year ended December 31, 2020. This increase was attributable to an increase in net revenue from digital education undergraduate courses and continuing education courses, which was partially offset by a decrease in revenue from on-campus undergraduate courses. Net revenue for the year ended December 31, 2020 was R$519.2 million, an increase of R$58.1 million, or 12.6%, from R$461.1 million for the year ended December 31, 2019. This increase was attributable to an increase in net revenue from digital education undergraduate courses, which was partially offset by decreases in revenue from continuing education courses and on-campus undergraduate courses:

●	Revenue from digital education undergraduate courses. Revenue from digital education undergraduate courses for the year ended December 31, 2021 was R$531.7 million, an increase of R$108.7 million, or 25.7%, from R$423.0 million for the year ended December 31, 2020. Revenue from digital education undergraduate courses for the year ended December 31, 2020 was R$423.0 million, an increase of R$86.7 million, or 25.8%, from R$336.3 million for the year ended December 31, 2019. These increases were primarily driven by the increase in the number of students enrolled in our digital education undergraduate courses, as a result of the expansion and maturation of operational hubs.
●	Revenue from continuing education courses. Revenue from continuing education courses for the year ended December 31, 2021 was R$52.4 million, an increase of R$11.8 million, or 29.1%, from R$40.6 million for the year ended December 31, 2020. The increase in revenue from continuing education courses was positively affected by the new digital marketing approach implemented in late 2020 and throughout 2021. Revenue from continuing education courses for the year ended December 31, 2020 was R$40.6 million, a decrease of R$6.5 million, or 13.8%, from R$47.1 million for the year ended December 31, 2019. The decrease in revenue from continuing education courses was due to a decrease in revenue from certain agreements to provide continuing education courses which we entered into with customers, including public authorities in the year ended December 31, 2019. Our gross revenue from these contracts decreased to R$2.7 million in the year ended December 31, 2020 from R$12.4 million in the year ended December 31, 2019, as a result of such courses not being given in the year ended December 31, 2020, mainly due to the reduction in public sector demand for lifelong specialization courses and to social distancing measures.
●	Revenue from on-campus undergraduate courses. Revenue from on-campus undergraduate courses for the year ended December 31, 2021 was R$47.0 million, a decrease of 15.5%, from R$55.6 million for the year ended December 31, 2020. Revenue from on-campus undergraduate courses for the year ended December 31, 2020 was R$55.6 million, a decrease of 28.4%, from R$77.6 million for the year ended December 31, 2019. These decreases were primarily attributable to the ongoing shift to digital education as a whole, which we believe is due to the increased number and attractiveness of digital education undergraduate courses. The decline in the on-campus performance is in line with our expectation that the contribution and relevance of this segment to consolidated results will continue decreasing over time.

Cost of Services Rendered

Cost of services rendered for the year ended December 31, 2021 was R$240.9 million, an increase of 8.8%, from R$221.5 million for the year ended December 31, 2020. This increase was primarily attributable to an increase in personnel costs, educational materials as well as depreciation and amortization expense. Costs of services rendered amounted to 38.2% and 42.7% of net revenue in the years ended December 31, 2021 and 2020, respectively. Accordingly, our gross margin (defined as gross profit divided by net revenue) increased from 57.3% in the year ended December 31, 2020 to 61.8% in the year ended December 31, 2021.

Cost of services rendered for the year ended December 31, 2020 was R$221.5 million, an increase of 4.7%, from R$211.5 million for the year ended December 31, 2019. This increase was primarily attributable to the increase in the costs of services rendered in our digital education undergraduate courses segment due to the segment’s growth in the year ended December 31, 2020. On a relative basis, the 4.7% increase in cost of services rendered in the year ended December 31, 2020 was lower than the 12.6% increase in net revenue during the period. Costs of services rendered amounted to 42.7% and 45.9% of net revenue in the years ended December 31, 2020 and 2019, respectively.

Accordingly, our gross margin (defined as gross profit divided by net revenue) increased from 54.1% in the year ended December 31, 2019 to 57.3% in the year ended December 31, 2020, as a result of the increase in the scalability of our products and services.

Gross Profit

As a result of the foregoing, gross profit for the year ended December 31, 2021 was R$390.2 million, an increase of R$92.5 million, or 31.1%, from R$297.7 million for the year ended December 31, 2020, an increase of R$48.2 million, or 19.3%, from R$249.5 million for the year ended December 31, 2019.

Operating Expenses

Operating expenses for the year ended December 31, 2021 were R$311.4 million, an increase of R$74.6 million, or 31.5%, from R$236.8 million for the year ended December 31, 2020. Operating expenses for the year ended December 31, 2020 were R$236.8 million, a decrease of R$48.6 million, or 17.0%, from R$285.4 million for the year ended December 31, 2019. These variations are attributable to the following:

Selling Expenses

Selling expenses for the year ended December 31, 2021 amounted to R$111.5 million, an increase of R$24.9 million, or 28.8%, from R$86.6 million for the year ended December 31, 2020. This increase was primarily attributable to the strong growth in digital education in 2021 (as most of the selling expenses is aimed at attracting new students for the digital education undergraduate segment) as well as higher expenses with online advertising as a response to (i) the challenges related to the COVID-19 pandemic in the enrollment process, when our hubs (an important channel in our sales process) were mostly closed; and (ii) the stronger selling efforts in the year ended December 31, 2021 given the postponement, to late March 2021, of the release date of the ENEM exam results (as opposed to the typical period of early January).

Despite the increase in expenses with online advertising, our customer acquisition cost in the digital education undergraduate segment increased only 3.3% in the year ended December 31, 2021 to R$356.6 per new student compared to R$345.1 per new student in the year ended December 31, 2020.

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

Despite the increase in expenses with online advertising, our customer acquisition cost in the digital education undergraduate segment decreased by 9.4% in the year ended December 31, 2020 to R$345 per new student compared to R$381 per new student in the year ended December 31, 2019, due to the growth in our digital education undergraduate segment in the year ended December 31, 2020, as we have usually incurred most of our selling expenses to attract new students for our digital education undergraduate segment.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2021 were R$89.3 million, an increase of R$15.4 million, or 20.8%, from R$73.9 million for the year ended December 31, 2020, primarily due to an increase in personnel expenses.

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

Net Impairment Losses on Financial Assets

Net impairment losses on financial assets for the year ended December 31, 2021 were R$110.7 million, an increase of R$33.9 million, or 44.1%, from R$76.8 million for the year ended December 31, 2020. On a relative basis, the margin of net impairment losses on financial assets increased from 14.8% of net revenue in the year ended December 31, 2020 to 17.5% of net revenue in the year ended December 31, 2021.

Net impairment losses on financial assets for the year ended December 31, 2020 were R$76.8 million, an increase of R$18.6 million, or 32.0%, from R$58.2 million for the year ended December 31, 2019. On a relative basis, the margin of net impairment losses on financial assets increased from 12.6% of net revenue in the year ended December 31, 2019 to 14.8% of net revenue in the year ended December 31, 2020.

These increases were principally attributable to the increase in the proportion of freshmen (instead of seniors) in our digital education undergraduate courses, as freshmen have historically had a higher rate of default, as well as the current economic crisis.

Net impairment losses on financial assets from digital education undergraduate courses

Net impairment losses on financial assets from digital education undergraduate courses for the year ended December 31, 2021 were R$90.1 million, an increase of R$28.8 million, or 47.0%, from R$61.3 million for the year ended December 31, 2020. The margin of net impairment losses on financial assets from digital education undergraduate courses increased from 14.5% of net revenues in the year ended December 31, 2020 to 16.9% of net revenue in the year ended December 31, 2021.

Net impairment losses on financial assets from digital education undergraduate courses for the year ended December 31, 2020 were R$61.3 million, an increase of R$17.6 million, or 40.3%, from R$43.7 million for the year ended December 31, 2019. The margin of net impairment losses on financial assets from digital education undergraduate courses increased from 13.0% of net revenues in the year ended December 31, 2019 to 14.5% of net revenue in the year ended December 31, 2020.

These increases were the result of an increase in the proportion of freshmen (instead of seniors) in each year (compared to the immediately preceding year) in our digital education undergraduate courses, as freshmen have historically had a higher rate of default.

Net impairment losses on financial assets from continuing education courses

Net impairment losses on financial assets from continuing education courses for the year ended December 31, 2021 were R$15.6 million, an increase of R$9.7 million, or 164.8%, from R$5.9 million for the year ended December 31, 2020. The margin of net impairment losses on financial assets continuing education courses slightly increased from 14.5% of net revenues in 2020 to 29.8% of net revenue in 2021.

Net impairment losses on financial assets from continuing education courses for the year ended December 31, 2020 were R$5.9 million, an increase of R$1.9 million, or 47.5%, from R$4.0 million for the year ended December 31, 2019. The margin of net impairment losses on financial assets continuing education courses increased from 8.5% of net revenues in 2019 to 14.5% of net revenue in 2020.

These increases were the result of the change in the mix of businesses within this operational segment due to a reduction in the share of our business accounted for by agreements to provide continuing education courses to public entities and an increase in the share of our business accounted for by agreements with individuals, who have historically had a higher rate of default. In 2020 we shortened the timeline for installment payments of amounts due to us for the provision of continuing education courses, in line with market practice. This resulted in an increase in the amounts of write-offs of uncollectible receivables in this segment in 2021 compared to 2020.

Net impairment losses on financial assets from on-campus undergraduate courses

Net impairment losses on financial assets from on-campus undergraduate courses for the year ended December 31, 2021 were R$5.0 million, a decrease of R$4.7 million, or 48.7%, from R$9.7 million for the year ended December 31, 2020. Net impairment losses on financial assets from on-campus undergraduate courses for the year ended December 31, 2020 were R$9.7 million, a decrease of R$0.8 million, or 7.6%, from R$10.5 million for the year ended December 31, 2019. This decrease is a result of the decrease in the estimated credit losses of our trade receivables. Trade receivables decreased as a result of a decrease in our revenues and the number of student enrollments, which resulted in lower losses on outstanding receivables.

Other Income (Expenses), Net

We recorded other income, net of R$0.1 million for the year ended December 31, 2021, compared to other expenses, net of R$0.5 million for the corresponding period in 2020. This variation is attributable to a higher amount of contractual indemnities and a lower impact of amendments in leasing agreements in the year ended December 31, 2021, the effect of which was partially compensated by other expenses. These amendments had a less significant effect than in the year ended December 31, 2020.

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

Operating Profit (Loss)

As a result of the foregoing, we recorded operating profit of R$78.8 million for the year ended December 31, 2021, compared to operating profit of R$60.9 million for the year ended December 31, 2020 and to an operating loss of R$35.8 million for the year ended December 31, 2019.

Financial Results

Financial results for the year ended December 31, 2021 were an expense of R$29.4 million, an increase of R$1.6 million, or 5.8%, from an expense of R$27.8 million for the year ended December 31, 2020. This increase was primarily attributable to the increase in our financial expenses and partially offset by the increase in our financial income. Financial results for the year ended December 31, 2019 were an expense of R$41.2 million.

Financial Income

Financial income for the year ended December 31, 2021 was R$45.5 million, an increase of R$8.9 million, or 24.3%, from R$36.6 million for the year ended December 31, 2020. This increase was partially attributable to a R$17.7 million increase in financial investment yield, mainly related to the management of the funds obtained with our IPO in September 2020 and higher interest rate in Brazil.

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

Financial Expenses

Financial expenses for the year ended December 31, 2021 were R$74.9 million, an increase of R$10.5 million, or 16.3%, compared to the previous year. This increase was primarily attributable to a R$5.4 million increase in interest on accounts payable from acquisition of subsidiaries related to adjustments based on the IPCA inflation rate.

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

Profit (Loss) before Taxes

As a result of the foregoing, we recorded profit before taxes for the year ended December 31, 2021 of R$49.4 million, an increase of R$16.3 million, or 49.3%, compared to profit before taxes of R$33.1 million for the year ended December 31, 2020 and a loss before taxes of R$77.0 million for the year ended December 31, 2019.

Income Taxes

Income taxes for the year ended December 31, 2021 were a credit of R$21.3 million, an increase of R$2.3 million, from a credit of R$19.0 million for the year ended December 31, 2020. Income taxes for the year ended December 31, 2020 were a credit of R$19.0 million, an increase of R$8.1 million, from a credit of R$10.9 million for the year ended December 31, 2019. This increase was primarily attributable to the following:

●	Current Income Taxes. Current income taxes expenses for the year ended December 31, 2021 were an expense of R$11.3 million, a decrease of R$8.3 million, or 42.3%, from an expense of R$19.6 million for the year ended December 31, 2020. This decrease was primarily attributable to a lower taxable profit, due to an increase in expenses as described above.

Current income taxes expenses for the year ended December 31, 2020 were an expense of R$19.6 million, an increase of R$4.8 million, or 32.4%, from an expense of R$14.8 million for the year ended December 31, 2019. This increase was primarily attributable to higher taxable profits of R$33.1 million in the year ended December 31, 2020 compared to a loss before tax of R$77.1 million in the year ended December 31, 2019; and

●	Deferred Income Taxes. Deferred income taxes for the year ended December 31, 2021 were a credit of R$32.6 million, a decrease of R$6.0 million, or 15.5%, from a credit of R$38.6 million for the year ended December 31, 2020. In 2020, we reviewed previously unrecognized tax losses and temporary differences, determining that it is now probable that taxable profits will be available against which the tax losses can be utilized and temporary differences will be realized. Therefore, this decrease was primarily attributable to the initial recognition of deferred tax assets on tax loss carryforwards and temporary differences.

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

Net Income (Loss) for the Year

As a result of the foregoing, we recorded a net income for the year ended December 31, 2021 of R$70.7 million, compared to a net income of R$52.1 million for the year ended December 31, 2020 and a loss of R$66.2 million for the year ended December 31, 2019.

B.Liquidity and Capital Resources

Cash Flows

As of December 31, 2021 and 2020, we had R$75.6 million and R$85.9 million in cash and cash equivalents, respectively. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table shows the generation and use of cash in the year ended December 31, 2021, 2020 and 2019.

	For the Year Ended
	December 31,			Variation
	2021	2020	2019	2021-2020		2020-2019

	(in R$ millions, except percentages)
Cash Flow Data
Cash flows provided by operating activities	65.0	75.9	56.0	(10.9)	(14.4)%	19.9	35.5%
Cash flows provided by (used in) investing activities	100.0	(610.3)	(49.5)	710.3	(116.4)%	(560.8)	1,132.9%
Cash flows provided by (used in) financing activities	(175.4)	617.9	(6.5)	(793.3)	(128.4)%	624.4	(9,606.2)%

Operating Activities

Our net cash flows from operating activities decreased by 14.4% to R$65.0 million in the year ended December 31, 2021, from R$75.9 million in the year ended December 31, 2020, as a result of the following variations. Our profit (loss) before taxes increased to R$49.4 million in the year ended December 31, 2021 from a profit of R$33.1 million in the year ended December 31, 2020. The adjustments to reconcile income before taxes to cash provided by operating activities increased to R$208.7 million in the year ended December 31, 2021, from R$173.0 million in the year ended December 31, 2020, mainly as a result of R$33.8 million variation in net impairment losses on financial assets during the years compared.

Changes in our operating assets and liabilities were principally affected by (i) an increase to R$117.1 million in trade receivables in the year ended December 31, 2021, from R$79.5 million in changes in trade receivables in the year ended December 31, 2020, primarily as a result of the increase in enrolled students and the expansion of our operations; and (ii) a decrease in change of labor and social obligations to a negative R$1.8 million in the year ended December 31, 2021, from R$7.3 million in the year ended December 31, 2020, as a result of the postponement of the due date of tax and social charges obligations by the federal government in the year ended December 31, 2020 during the COVID-19 pandemic which were not extended to the year ended December 31, 2021.

Our net cash flows from operating activities increased by 35.5% to R$75.9 million in the year ended December 31, 2020, from R$56.0 million in the year ended December 31, 2019, as a result of the following variations. Our profit (loss) before taxes increased to R$33.0 million in the year ended December 31, 2020 from a loss of R$77.1 million in the year ended December 31, 2019. The adjustments to reconcile income before taxes to cash provided by operating activities decreased to R$173.0 million in the year ended December 31, 2020, from R$246.4 million in the year ended December 31, 2019, as a result of R$51.0 million and R$14.5 million decreases in impairment of non-current assets and share-based compensation plan, respectively, during the periods compared.

Changes in our operating assets and liabilities were principally affected by (i) a decrease to R$79.5 million in trade receivables in the year ended December 31, 2020, from R$80.0 million in trade receivables in the year ended December 31, 2019, primarily as a result of the increase in enrolled students and the expansion of our operations; and (ii) a decrease to R$1.3 million in trade payables in the year ended December 31, 2020, from R$13.9 million in trade payables in the year ended December 31, 2019, as a result of the decrease in expenses in the fourth quarter of 2020 compared to the fourth quarter of 2019.

Investing Activities

Our net cash flows provided by (used in) investing activities varied to cash provided by investing activities of R$100.0 million in the year ended December 31, 2021, from net cash used in investing activities of R$610.3 million in the year ended December 31, 2020, primarily due to R$286.1 million in proceeds from the sale of short-term investments to repay indebtedness. In addition, we recorded payments for the acquisition of interests in subsidiaries of R$127.8 million in the year ended December 31, 2021, an increase of R$10.6 million, or 9.0%, compared to R$117.2 million in the year ended December 31, 2020.

Our net cash flows used in investing activities increased by 9,406.2% to R$610.3 million in the year ended December 31, 2020, from R$49.5 million in the year ended December 31, 2019, primarily due to R$436.6 million in proceeds from acquisition of short-term investments due to an increase in cash following our receipt of the proceeds from our initial public offering. In addition, we recorded payments for the acquisition of interests in subsidiaries of R$117.2 million in the year ended December 31, 2020, an increase of R$9.2 million, or 8.5%, compared to R$108.0 million in the year ended December 31, 2019.

Financing Activities

Our net cash flows provided by (used in) financing activities varied from net cash used in financing activities of R$175.4 million in the year ended December 31, 2021 compared to cash provided by financing activities of R$617.9 million in the year ended December 31, 2020, primarily due to the R$150.0 million in repayments of the loan agreement we entered into with Banco Santander (Brasil) S.A. in October 2021, and to the fact that we received proceeds from our initial public offering in the year ended December 31, 2020 but not in the year ended December 31, 2021.

We recorded net cash provided by financing activities of R$617.9 million in the year ended December 31, 2020, compared to net cash used in financing activities of R$6.5 million in the year ended December 31, 2019, primarily due to an inflow of R$474.0 million in proceeds from our initial public offering, net of issuance costs, in September 2020 and R$150.0 million in proceeds we received in connection with the loan agreement we entered into on April 16, 2020.

Indebtedness

As of December 31, 2021, 2020 and 2019 our total consolidated indebtedness was R$311.3 million, R$576.0 million and R$482.7 million, respectively, of which (i) zero, R$151.8 million and zero, respectively, consisted of a loan agreement with Banco Santander (Brasil) S.A., (ii) R$149.8 million, R$274.9 million and R$379.5 million, respectively, were accounts payable from the acquisition of subsidiaries, and (iii) R$161.5 million, R$149.4 million and R$103.2 million, respectively, were lease liabilities.

We completed the acquisitions of our subsidiaries in 2016 and 2017. The remaining purchase price is payable annually through 2022 (bearing interest at its original effective interest rate and as further adjusted by IPCA inflation rate). The subsidiaries, all of which we acquired from the Kroton group, are: Sociedade Educacional Leonardo da Vinci S/S Ltda., Sociedade Educacional do Vale do Itapocu S/S Ltda., FAIR Educacional Ltda. and FAC Educacional Ltda.

On April 16, 2020, we entered into a loan agreement with Banco Santander (Brasil) S.A. for R$150.0 million, with interest accruing at the CDI rate plus 3.6%. Such loan agreement matured on October 18, 2021, and it has been fully repaid. Following the start of the COVID-19 pandemic in late March 2020 and the then existing uncertainties related to the overall economic scenario, our management decided to enter into this loan agreement to safeguard any possible liquidity needs for the settlement of the then outstanding installment due in December 2021 relating to the acquisition of subsidiaries. Such installment was initially estimated at R$150 million, but the effective disbursement was R$139.5 million, due to a discount negotiated with the sellers. Despite the effects of the COVID-19 pandemic on our business and the loan agreement described above, there was no significant change to our liquidity risk and the way we manage it. Also, considering our current capability of generating cash from our operations, we do not foresee an issue in settling the remaining installments relating to the acquisition of subsidiaries that will become due in 2022.

On August 19, 2021, we entered into a binding commitment (subject to definitive agreements) with four large Brazilian banks whereby they agreed to provide financing to one of our subsidiaries for up to R$1.95 billion at an interest rate indexed to the CDI for a five-year term in connection with the business combination with UniCesumar. Any definitive agreements will contain customary covenants and events of default. The drawdown of the financing will be subject to the business combination with UniCesumar and to certain customary conditions precedent.

For further information about our indebtedness, see notes 12, 15 and 17 to our audited consolidated financial statements included elsewhere in this annual report.

Capital Expenditures

In the years ended December 31, 2021, 2020 and 2019, we made capital expenditures of R$58.3 million, R$56.4 million and R$44.7 million, respectively. These capital expenditures mainly include expenditures related to the purchase of property and equipment and the purchase and capitalization of intangible assets.

Our capital expenditures in the year ended December 31, 2021 totaled R$28.7 million for internal project development, R$9.2 million for IT equipment, R$8.6 million for furniture, equipment and facilities, R$5.5 million for refurbishments related to the accessibility and modernization of certain of our facilities, R$3.6 million for software acquisitions, and R$2.7 million for improvements in leased properties.

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

Off-Balance Sheet Arrangements

As of December 31, 2021, 2020 and 2019, we did not have any off-balance sheet arrangements.

Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2021:

	Payments Due By Period as of December 31, 2021
				More than
	Less than 1 year	1-3 years	3-5 years	5 years	Total

	(in R$ millions)
Trade payables	41.7	-	-	-	41.7
Lease liabilities	28.4	55.6	54.5	121.8	260.3
Other leases(1)	3.9	2.0	1.4	0.6	7.9
Accounts payable from acquisition of subsidiaries	155.6	-	-	-	155.6
Share-based compensation	-	24.7	-	30.8	55.5
Total	229.6	82.3	55.9	153.2	521.0
(1)	Refers to commitments from lease agreements that fall into the exemptions of short-term leases and low-value assets and therefore not recognized in lease liabilities.

C.Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—D. Property, plant and equipment—Intellectual Property.”

D.Trend Information

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

Impact of COVID-19 on our Business

We expect that our business will continue to be affected by the COVID-19 pandemic and governmental responses to it, including by their respective impacts on our employees, contractors, suppliers, students, hub partners and other business partners and third parties with whom we interact, as well as on Brazilian and global economic conditions. See also “Item 3. Key Information–D. Risk Factors—Risks Relating to Our Business and Industry—The COVID-19 pandemic may cause an adverse effect in our operations, including the partial closure of our business. The extension of the COVID-19 pandemic, the perception of its effects, or the way in which such pandemic will impact our business, either on a microeconomic or on a macroeconomic level, are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow,” “Item 4. Information on the Company—A. History and Development of the Company—Our History—COVID-19 Pandemic.”

Other Trends Affecting our Business

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

●	developments with respect to the COVID-19 pandemic in Brazil and globally (see “Item 3. Key Information–D. Risk Factors—Risks Relating to Our Business and Industry—The COVID-19 pandemic may cause an adverse effect in our operations, including the partial closure of our business. The extension of the COVID-19 pandemic, the perception of its effects, or the way in which such pandemic will impact our business, either on a microeconomic or on a macroeconomic level, are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow,” “Item 4. Information on the Company—A. History and Development of the Company—Our History—COVID-19 Pandemic”).
●	the ongoing economic and political crisis in Brazil may adversely affect the performance of the Brazilian economy;
●	the political climate leading up to and eventual outcome of the 2022 presidential elections in Brazil;
●	developments and the perception of risk in other countries may adversely affect the Brazilian economy;
●	potential inflation increases that could cause an increase in interest rates and lower economic growth;
●	continued market volatility and instability that could affect our revenues;
●	restrictive regulations or government intervention;
●	decreased liquidity in domestic and international capital markets;
●	tax policies that could decrease our profitability; and
●	currency fluctuation and exchange rate controls that could have an adverse impact on international investor.

For more information, see “Item 3. Key Information—D. Risk Factors” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

E.Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see “—A. Operating Results—Critical Accounting Estimates and Judgments” and note 3 to our audited consolidated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019, included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Board of Directors, Executive Officers and Senior Management

We are managed by our board of directors, executive officers and by our senior management, pursuant to our memorandum and articles of association, or our Articles of Association, and the Companies Act.

Board of Directors

As of the date of this annual report, our board of directors is composed of seven members. Each director is appointed for a two-year term, unless they resign, are removed or their office is vacated earlier, provided, however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed).

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Edson Gustavo Georgette Peli	40	Chairman
Carlos Eduardo Martins e Silva	39	Director
Fernando Cezar Dantas Porfírio Borges	52	Director
Lywal Salles Filho	75	Director
Aline Leite San Lee Sun	48	Independent Director(1)
Claudia Jordão Ribeiro Pagnano	54	Independent Director(1)
Rivadávia Correa Drummond de Alvarenga Neto	53	Independent Director(1)
(1)	Member of our Audit Committee.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, SC, 88032-005, Brazil.

Edson Gustavo Georgette Peli is a member since September 2, 2020, and has served as the Chairman of our board of directors since July 13, 2021. Mr. Peli has previously served on the board of directors of Vitru Brasil, a position he has held since October 2015. In addition to our company, Mr. Peli currently serves on the boards of directors of Ri Happy Brinquedos S.A. Mr. Peli was also a Managing Director at The Carlyle Group, based in São Paulo, Brazil, focusing on buyout investment opportunities primarily in Brazil and other selected South American countries. Mr. Peli joined The Carlyle Group in 2008 and was involved in investing and managing over U.S.$1.5 billion in equity investments in the healthcare, consumer and retail, and education sectors. Mr. Peli stayed with The Carlyle Group until its operations in Brazil were acquired by SPX Capital in May 2021, where he is currently a Partner. Prior to joining The Carlyle Group, Mr. Peli worked in investment banking at Credit Suisse Brasil S.A., or Credit Suisse Brazil, from December 2004 to January 2008, where he was involved in mergers and acquisitions and capital markets, having participated in over 30 completed transactions across several sectors. Prior to his time at Credit Suisse Brazil, Mr. Peli worked in credit risk at Banco Citibank S.A., or Citi Brazil, from February 2004 to December 2004. Mr. Peli holds a bachelor of science degree in Business Administration from Escola de Administração de Empresas de São Paulo/Fundação Getulio Vargas with a specialization program in Corporate Finance and Capital Markets at the University of Texas at Austin.

Carlos Eduardo Martins e Silva is a member of our board of directors, a position he has held since July 13, 2021. Mr. Martins e Silva is a partner at Vinci Partners where he focuses on private equity. He has actively participated in the raising, investing, monitoring and divestment of three private equity funds that together invested a total of U.S.$1.6 billion in more than 30 companies. He has served on the boards of directors or fiscal councils of Cemar, Ceagro, Los Grobo, Burger King, Vitru, Uniasselvi, Domino’s, Grupo CURA and Vero. Since 2021 he has also been a member of the deliberative council of the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity & Venture Capital — ABVCAP). He has also held executive positions at portfolio companies of Vinci Partners, including serving as the chief financial officer Sollus and Los Grobo, and as the chief executive officer of Uniasselvi (on an interim basis) and Domino’s between 2018 and 2020. Before joining Vinci Partners, Mr. Martins e Silva was an equity research analyst at Credit Suisse where he participated in several initial public offerings between 2006 and 2007. Previously, he worked as an equity analyst at Banco Modal. He holds a bachelor’s degree in economics from the Universidade Federal do Rio de Janeiro and from the Università degli Studi di Bologna.

Fernando Cezar Dantas Porfírio Borges is a member of our board of directors, a position he has held since September 2, 2020. Mr. Borges has previously served on the board of directors of Vitru Brasil, a position he has held since October 2015. In addition to our company, Mr. Borges currently serves on the boards of directors of Ri-Happy Brinquedos S.A., Estok Comércio e Participações Ltda., or Tok & Stok, USS Soluções Gerenciadas S.A. and Grupo Madero and is Vice-Chairman of the board of directors of the Brazilian Association of Private Equity & Venture Capital, or ABVCAP, a member of the board of EMPEA—Emerging Market Private Equity Association and of LAVCA – Latin American Private Equity & Venture Capital Association. Mr. Borges was also a managing Director and head of the Carlyle Group’s South American buyout group focused on private equity investment opportunities in South America. He joined The Carlyle Group in 2007 and was involved in The Carlyle Group’s investments in portfolio companies in Brazil. Mr. Borges stayed with The Carlyle Group until its operations in Brazil were acquired by SPX Capital in May 2021 where he is currently a Partner. Prior to joining The Carlyle Group, Mr. Borges was a managing director at AIG Capital Partners and chief executive officer of AIG Capital Investments do Brasil, being responsible for managing AIG’s private equity activities in Brazil. Prior to his time at the AIG Capital Group, Mr. Borges was a director of Bozano, Simonsen’s private equity division, where he was responsible for managing a private equity fund sponsored by Bozano, Simonsen Group and Advent International. Cumulatively, Mr. Borges has 18 years of private equity experience in Brazil, having participated in more than 20 transactions in the region. Mr. Borges holds a graduate degree from the Bologna Center of the School of Advanced International Studies of Johns Hopkins University and a bachelor of the arts degree in international relations from Universidade de Brasilia.

Lywal Salles Filho is a member of the board of directors a position he has held since September 2, 2020, and of the strategic committee of Vinci Partners. Mr. Salles Filho has previously served on the board of directors of Vitru Brasil, a position he has held since October 2015. He is also one of the directors of ANBIMA and sits on the board of Cecrisa S.A. Between 2010 and 2013, he was Chairman and Chief Executive Officer of UBS AG for Brazil. Prior to that, he was Senior Managing Director of Itaú Unibanco S.A. in charge of its domestic and international Private Bank businesses and led the investment product committee of the Capital Market Sector. He was also the Chairman of the board of Banco Itaú International and of Itaú Securities in the U.S., and Chief Executive Officer of Banco Itaú (Suisse) in Zurich. Mr. Lywal held also several senior positions at Citibank N.A., in the US and in Brazil including being the Latin America Regional CEO of the Affluent Client Segment. Previously, he spent 15 years at The Chase Manhattan Bank N.A in Hong Kong, the U.S. and in Latin America. He has a B.S. in economics and a Postgraduate certificate in Economics Engineering, both from Universidade Federal do Rio de Janeiro. He also has a M.S. degree in Administration from Syracuse University, New York.

Aline Leite San Lee Sun is an independent member of our board of directors, a position he has held since October 12, 2021. Mrs. Sun has over 30 years of experience in financial markets, including being the co-founder and chief executive officer of Guide Investimentos from 2013 to 2020. She was also a consultant at Pacífico Asset Management from 2011 to 2013, a superintendent in the asset management team at Itaú Unibanco from 2009 to 2011 and at Unibanco from 2004 to 2009, a senior product manager at Bank Boston from 2000 to 2004, a senior trader at Banco BBM in Rio de Janeiro and at BBM Securities in New York from 1996 to 1999, and a trader at Banco Icatu S.A. from 1993 to 1996. She has a bachelor’s degree in business economics from the Pontifícia Universidade Católica do Rio de Janeiro, a Certificate of Special Studies in Administration Management at Harvard Business School, and a certificate from the Advanced Boardroom Program for Women at Saint Paul Escola de Negócios.

Claudia Pagnano is an independent member of our board of directors, a position she has held since September 2, 2020. Ms. Pagnano has been an independent member of the board of directors of Vix Logistica SA serving their board, audit committee, ESG and people committee and market committee. She also acts as an independent member of the board at Brado logistica, a company which is part of Grupo COSAN in Brazil. She is also a consulting member of Security SA and a pro bono member of Cruz Vermelha do Brasil – São Paulo Chapter, the largest nonprofit humanitarian organization in the world. Ms. Pagnano is also one of the nine founders of WCD (Women Corporate Directors), Brazil chapter, a non-profit foundation that aims to increase the participation of women in positions of boards of directors. Prior to that, she was Chief Executive Officer at Abrakidabra, Chief Commercial Officer at Gol Linhas Aéreas, Managing Director of the Brazilian Division of Brazil Foods-BRF, Chief Marketing Officer and Private Label Vice-President of Grupo Pão de Açucar, Chief Marketing Officer at BankBoston and Unibanco, Consumer Films Business Director for Brazil and Latin America at Eastman Kodak Company and Marketing Category Director at Colgate Palmolive. Ms. Pagnano holds a bachelor’s degree in Communication and Marketing from Escola Superior de Propaganda e Marketing, including extension courses in Finance from Fundação Getúlio Vargas (FGV) and has also received a certificate in Digital Transformation & Innovation from the University of California, Berkeley in 2018.

Rivadávia Correa Drummond de Alvarenga Neto is an independent member of our board of directors, a position he has held since September 2, 2020. Dr. Drummond is Clinical Assistant Professor at the W. P. Carey School of Business at Arizona State University, Faculty Lead for Arizona State University’s new M.S. degree in Innovation & Venture Development. Prior to joining the W. P. Carey School of Business at Arizona State University, Dr. Drummond was an original partner and board member of the Anima Educational Group Brazil, he was a Visiting Associate Professor at the Hong Kong Polytechnic University and The University of Hong Kong, Hong Kong, SAR, China. Dr. Drummond is also founding partner and Executive Director of Rivadavia & Associates. Dr. Drummond was a post-doctoral fellow and visiting scholar at the University of Toronto, Canada, in 2009, holds (i) a PhD in Information Studies, I-School from the Federal University of Minas Gerais (UFMG), in which he had his PhD Dissertation nominated for the award “Best Brazilian Dissertation in the field,” (ii) a MSc in Information Studies, I-School, from the Federal University of Minas Gerais (UFMG), (iii) an MBA in International Business, from the Catholic University of Minas Gerais and (iv) a bachelor’s degree in Business from the Federal University of Minas Gerais.

Board Diversity Matrix (as of December 31, 2021)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	7

					Did Not Disclose
Part I: Gender Identity	Female	Male		Non-Binary	Gender
Directors:	2	5		—	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:			2
LGBTQ+:			—
Did not Disclose Demographic Background:			5

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Pedro Jorge Guterres Quintans Graça, our chief executive officer, with broad experience in the education industry. Our executive officers were appointed by our board of directors to hold office until their successor shall be appointed or their earlier removal from, or vacation of, office.

The following table lists our current executive officers:

Name	Age	Position
Pedro Jorge Guterres Quintans Graça	53	Chief Executive Officer
Carlos Henrique Boquimpani de Freitas	46	Chief Financial Officer
Ana Paula Rodrigues	48	People and Management and Services Officer
Luiz Gonzaga Victor Foureaux Neto	44	Marketing and Innovation Officer

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

Directors’ and Officers’ Insurance

As of December 31, 2021, we contracted civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

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

B.Compensation

Compensation of Directors, Officers and Senior Management

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. Our executive officers, directors and senior management receive fixed and variable compensation. They also receive benefits in line with market practice in Brazil. The fixed component of their compensation is set on market terms and adjusted annually.

The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses are paid to executive officers and members of our management based on previously agreed targets for the business. Shares (or the cash equivalent) are awarded under our share options long term incentive program, as discussed below.

For the fiscal years ended December 31, 2021, 2020 and 2019, our directors, executive officers and senior management received a total compensation in the amount of R$25.2 million, R$21.5 million and R$34.1 million, respectively.

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

Long-Term Incentive Plan

We have share option plans in place as described below. See also notes 3(g) and 21 to our audited consolidated financial statements included elsewhere in this annual report.

Vitru Limited recorded an expense with share option plans of R$12.5 million in the year ended December 31, 2021. For the years ended on December 31, 2020 and 2019, prior the one-to-31 contribution, Vitru Brasil recorded expense with share option plans of R$11.8 million and R$26.4 million, respectively.

First Share Option Plan

Certain members of our management participate in the first share option plan of Vitru Brasil, which was approved on June 8, 2017 and migrated to Vitru Limited on September, 2020. The first share option plan is administered and managed by our board of directors and the share option plan management committee. As of December 31, 2021, we have four separate programs to grant rights in place under the first share option plan (approved on June 23, 2017 with respect to the first, July 31, 2018 with respect to the second, and August 30, 2019 with respect to the third and fourth programs).

Each share option grants its holder the right to purchase one share issued by us, under the terms and conditions set forth in the corresponding plan. Options are not entitled to dividends on the underlying shares.

Rights under each of programs vest in five installments of 20%, starting and expiring as provided for in each specific program. If a beneficiary is dismissed by us, resigns or retires, the portion of his or her rights under the share option plan that has vested at that date will be satisfied, but the non-vested portion will be cancelled. If a beneficiary dies or becomes permanently incapacitated, the portion of his or her rights under the share option plan that has vested at that date will be satisfied, and 50% of the non-vested portion will be cancelled. If a beneficiary is terminated for cause, all of his or her rights under the share option plan will be cancelled. Furthermore, beneficiaries have the right to turn all their vested options into shares by paying in cash the option exercise price set forth in the applicable program. The difference between the stipulated price in the program and the fair value of the share at the measurement date is recorded as equity. Upon the occurrence of a transfer of control, all options would become fully vested and may be fully or partially exercised by the beneficiaries. Upon the occurrence of a secondary public offering of our common shares, all options would become fully vested but the number of shares that may be sold by the beneficiaries would be proportional to the quantity of shares sold by the Principal Shareholders. In addition, participants have the right to require us to acquire all the common shares held by them to be held in treasury or for cancellation, upon payment, in cash, of the put option exercise price, for a given period as from the last vesting date, provided that no exit event has occurred up to the end of said period. When all conditions applicable to the buyback of shares provided for in applicable laws and/or regulations are met, we will pay the participant the price equivalent to a certain multiple of our EBITDA less Net Debt, as set forth in each program, to be recorded as a liability.

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

The first share option plan provides for the granting of up to 25,471,110 common share options with no par value (before the issuance of new common shares to our Principal Shareholders in a one-to-31 exchange for the shares of Vitru Brasil contributed to us, equivalent to 821,649 options after the one-to-31 contribution), representing up to approximately 5.0% of the number of common issued by Vitru Brasil as of the date the plan was approved. In 2019 and 2018, 1,834,105 and 1,487,665 vested shares (before the one-to-31 contribution), respectively, were exercised under the first program at an average exercise price of R$1.02 and R$0.98, respectively.

In the year ended December 31, 2021, a total of 240,563 options (after the one-to-31 contribution) were exercised under the first program. As of December 31, 2021, Vitru Limited had a total of 235,005 share options outstanding under the first share option plan.

Second Share Option Plan

On November 19, 2020, we established a new equity incentive plan, or the Second Long-Term Incentive Plan, or “Second LTIP,” with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals to perform at the highest level. The Second LTIP governs issuances of equity-related incentive awards. The Second LTIP is administered and managed by our board of directors and the officers’ committee (as delegated by the board of directors). Unless otherwise provided for in the applicable award agreement, options issued under the Second LTIP become exercisable, subject to continued employment through the applicable date, as follows: (i) 15% on the one year anniversary of September 18, 2020, or the “First Trading Day,” (ii) 30% on the two year anniversary of the First Trading Day, (iii) 50% on the three year anniversary of the First Trading Day, (iv) 70% on the four year anniversary of the First Trading Day and (v) 100% on the five year anniversary of the First Trading Day. Options must be exercised on or before the six year anniversary of the execution of the applicable award agreement.

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

We reserved up to 5.0% of our common shares for issuance under our equity incentive plan. As of December 31, 2021, Vitru Limited had a total of 866,914 share options outstanding under the Second LTIP.

C.Board Practices

Committees of the Board of Directors

Our board of directors have two standing committees: the Audit Committee and the Disclosure of Information Committee. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

Audit Committee

The audit committee, which consists of Aline Leite San Lee Sun, Claudia Jordão Ribeiro Pagnano and Rivadávia Correa Drummond de Alvarenga Neto, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Aline Leite San Lee Sun serves as Chairman of the Committee. The audit committee consists of members who are financially literate, and Aline Leite San Lee Sun is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Aline Leite San Lee Sun, Claudia Jordão Ribeiro Pagnano and Rivadávia Correa Drummond de Alvarenga Neto satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee is governed by a charter that complies with Nasdaq rules. The audit committee is responsible for, among other things:

●	the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;
●	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
●	reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;
●	obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

●	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;
●	reviewing with management and the independent auditor, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;
●	reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;
●	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and
●	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Disclosure Committee

The disclosure committee, which consists of Pedro Jorge Guterres Quintans Graça, Carlos Henrique Boquimpani de Freitas and Luiz Gonzaga Victor Foureaux Neto, assists our board of directors in overseeing and revising the information that should be disclosed to the investors and other stakeholders. The disclosure committee acts in compliance with the applicable provisions of the Companies Act and our articles of association.

D.Employees

As of December 31, 2021 we had 6,036 employees, 15.8% of which were based in our offices in the cities of Indaial and Florianópolis, in the state of Santa Catarina, and 84.2% based elsewhere in Brazil. Over 27.7% of our employee base has an undergraduate degree and 57.5% hold a postgraduate qualification, master’s degree or doctorate.

The table below breaks down our full-time personnel by function as of December 31, 2021:

	As of December 31,
Number of Employees by function	2021	2020	2019
Management	7	7	7
Local tutors	3,391	3,617	3,117
Student Support and Academic Staff	1,715	1,788	2,075
General and Administrative	681	422	303
Sales and Marketing	147	106	114
Technology and Content Development	95	234	95
Full-time Personnel	6,036	6,174	5,711

	As of December 31,
Number of Employees by region	2021	2020	2019
South	3,289	3,377	3,480
Northeast	959	1,051	864
Central-West	634	610	476
Southeast	621	580	383
North	533	556	508
Full-time Personnel	6,036	6,174	5,711

Leading us is a management team with over 100 years of aggregate experience in renowned education companies, as well as diverse backgrounds across banking, financial management and technology.

Our internal corporate environment survey shows positive results regarding satisfaction of our employees and how they feel about working with us:

●	97% of our employees believe that they are treated well regardless their color, ethnicity, gender, or sexual orientation.
●	92% of our employees are proud to tell other people that they work with us.
●	91% of our employees believe that their job has a special meaning; it isn’t “just another job.”
●	91% of our employees feel good about the way they contribute towards a better society.

We closely monitor our employees’ satisfaction rate, which was 84 (on a scale of 0 to 100) in 2021, as measured by Great Place to Work, and granted us the certificate of a great place to work. Uniasselvi was also awarded as one of the top 20 companies to work for in the state of Santa Catarina in 2021 for the third consecutive year in the Big Companies category, which considers companies with over 1,000 employees.

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

In addition, as of December 31, 2021, we had 10 temporary personnel among our employees and 38 independent contractors.

E.Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plan” for information on our share option long-term incentive program.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

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

The percentages of beneficial ownership in the table below are calculated as of the date of this annual report on the basis of 23,323,224 common shares outstanding.

	Shares		% of Total
	Beneficially Owned	%	Voting Power
5% Shareholders
Vinci Partners(1)	6,246,471	26.8	26.8
NB Funds(2)	4,355,932	18.7	18.7
The Carlyle Group(3)	4,164,314	17.9	17.9
Compass Group LLC(4)	2,587,031	11.1	11.1
SPX Capital(5)	2,082,157	8.9	8.9
Navi Holding Participações(6)	1,461,184	6.3	6.3
Board of Directors and Executive Officers
Edson Gustavo Georgette Peli	—	—	—
Carlos Eduardo Martins e Silva	—	—	—
Fernando Cezar Dantas Porfírio Borges	—	—	—
Lywal Salles Filho	—	—	—
Aline Leite San Lee Sun	—	—	—
Claudia Jordão Ribeiro Pagnano	—	—	—
Rivadávia Correa Drummond de Alvarenga Neto	—	—	—
Pedro Jorge Guterres Quintans Graça	—	*	*
Carlos Henrique Boquimpani de Freitas	—	*	*
Ana Paula Rodrigues	—	*	*
Luiz Gonzaga Victor Foureaux Neto	—	*	*
Board of Directors and Executive Officers as a group	282,297	1.2	1.2
Others(7)	192,053	0.8	0.8
Free float	1,951,785	8.4	8.4
Total	23,323,224	100.0	100.0
*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.
(1)

Vinci Partners includes Vinci Capital Partners II J Beta Fundo de Investimento Em Participações Multiestratégia, Agresti Investments LLC, Botticelli Investments LLC, Caravaggio Investments LLC and Raffaello Investments LLC.

(2)	NB Funds includes NB Verrocchio LP.
(3)

Mundi Holdings I, L.L.C., or “Mundi I,” is the record holder of the securities reported herein. The Carlyle Group Inc., which is a publicly traded company listed on Nasdaq, is the sole member of Carlyle Holdings II GP L.L.C., which is the managing member of Carlyle Holdings II L.L.C., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole member of CSABF General Partner Limited, which is the general partner of CSABF General Partner, L.P., which is the ultimate general partner of each of the members of Mundi I. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Mundi I. Each of them disclaims beneficial ownership of such shares of common stock. The address of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P., CSABF General Partner Limited, CSABF General Partner, LP and Mundi I is c/o Walkers, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of each of the other entities named in this footnote is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, D.C. 20004.

(4)	The information provided is based on the Schedule 13G/A filed by Compass Group LLC on January 7, 2022.
(5)

Mundi Holdings II, L.L.C., or “Mundi II” is the record holder of the securities reported therein. Fundo Brasil de Internacionalização de Empresas — FIP Multiestratégia II, “Fundo Brasil,” is the sole member of Mundi II. SPX Private Equity Gestão de Recursos Ltda.,“SPX PE”, formerly named TCG Gestor Ltda., is the portfolio manager of Fundo Brasil. Voting and investment determinations with respect to the securities held by Mundi II are made by SPX PE and a up to seven member investment committee of Fundo Brasil. As such, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the shares of common stock securities held of record by Mundi II. The address of SPX Private Equity Gestão de Recursos Ltda. is Rua Professor Atílio Innocenti, 165, 11º andar, 1101-parte, Itaim Bibi, São Paulo, SP, Brazil, CEP 04538-000. The address of Fundo Brasil is Praça XV de Novembro, nº 20, Sls. 201, 202, 301 and 302, Centro, Rio de Janeiro — RJ, Brazil, 20010.

(6)	The information provided is based on the Schedule 13G filed by Navi Holding Participacoes SA on February 14, 2022.
(7)	Includes all shareholders of Vitru prior to our initial public offering that are not directors or executive officers of Vitru.

B.Related Party Transactions

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

	As of and for the year ended December 31,
	2021	2021	2020	2019

	U.S.$	R$
	(in millions)
FI Vinci Renda Fixa Crédito Privado
Short-term investments (balance)	—	—	39.2	38.5
Financial income	0.04	0.2	0.9	2.1

Austral Seguradora S.A.
Prepaid expenses (balance)	0.04	0.2	0.5	0.8
General and administrative expenses	(0.05)	(0.3)	(0.3)	(0.2)

Kloch Advocacia
General and administrative expenses	(0.04)	(0.2)	(0.2)	(0.2)
(1)

For convenience purposes only, amounts in reais as of December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.581 to U.S.$1.00, the commercial purchase rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Related Person Transactions Policy

On February 11, 2020, we adopted a new related person transaction policy. This related party transactions policy defines the concepts of related party, related party transaction and requires certain related party transactions policy to be approved by our audit committee.

The related party transactions policy also includes certain exceptions, details review periods and sets out the process involved in submitting transactions for approval.

Registration Rights Agreement

We have entered into a registration rights agreement, or the Registration Rights Agreement, with the Principal Shareholders.

At any time that the Principal Shareholders are no longer subject to restrictions on transfer of their shares pursuant to the lock-up agreements entered into with the underwriters of our initial public offering, subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, the Principal Shareholders may require that we register for public resale under the Securities Act all common shares constituting registrable securities, or the Registrable Securities, that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least U.S.$25 million (unless the initiating holder is seeking to register the sale of its entire interest in our share capital). If we are eligible to register the sale of Registrable Securities on Form F-3 under the Securities Act, our Principal Shareholders have the right to require us to register the sale of the Registrable Securities held by them on Form F-3, subject to certain restrictions.

If we propose to register the sale of any of our securities under the Securities Act for our own account or the account of any other holder (excluding any securities to be registered on Form S-8 relating to shares issued in connection with an employee benefit plan or Form F-4 relating to shares issued in connection with any transaction), our Principal Shareholders are entitled to notice of such registration and to request that we include Registrable Securities for resale on such registration statement, and we are required, subject to certain exceptions, to include such Registrable Securities in such registration statement.

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

C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Financial Statements

See “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with IFRS.

Dividends and Dividend Policy

We have not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future.

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

Additionally, please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We depend on our subsidiaries’ financial results, and we may be adversely affected if the performance of our subsidiaries is not positive or if the Brazilian government imposes taxes or restrictions on the distribution of dividends or interest on shareholders’ equity by subsidiaries to parent companies.” Our ability to comply with our financial obligations and to pay dividends to our shareholders depends on our ability to receive distributions from the companies we control, which in turn depends on the cash flow and profits of those companies. If, for any legal reasons due to new laws or bilateral agreements between countries, they are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.

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

As of December 31, 2021, we were parties to 1,274 proceedings in an aggregate amount of R$87.2 million, and we had recorded provisions in our financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules in an aggregate amount of R$14.9 million. As of the same date, we had surety bonds in an aggregate amount of R$31.6 million in relation to our legal proceedings. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Unfavorable decisions in our legal or administrative proceedings may adversely affect us.”

Civil Matters

As of December 31, 2021, we were party to 1,035 judicial and administrative proceedings of a civil nature in a total aggregate amount of R$17.0 million. Out of the 1,035 judicial and administrative civil proceedings in which we are involved, (i) 77 are classified as having a remote chance of loss, (ii) 648 are classified as having a possible chance of loss, and (iii) 310 are classified as having a probable risk of loss. As of December 31, 2021, we have recorded a provision of R$2.8 million for the proceedings with a probable chance of loss. The civil claims to which we are a party generally relate to consumer claims, including those related to alleged undue collection of tuition fees and rates, delay in the issuance of certificates and diplomas, undue collection of tuition fees for students that have been granted scholarships and public financing and denial of enrollment in courses, among others. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

Labor Matters

As of December 31, 2021, we were party to 227 labor-related judicial and administrative proceedings in a total aggregate amount of R$37.2 million, including proceedings relating to collective claims filed by labor unions against us for alleged non-compliance with collective bargaining agreements. Out of the 227 labor-related judicial and administrative proceedings in which we are involved, (i) 19 are classified as having a remote risk of loss, (ii) 143 are classified as having a possible chance of loss, and (iii) 65 are classified as having a probable risk of loss. We have recorded a provision of R$12.0 million for the proceedings with a probable chance of loss. In general, the labor claims to which we are a party were filed by former employees or third parties employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, salary equalization, vacation payments and/or failure to provide vacation, severance payments and termination fees, and indemnification obligations arising under Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Tax and Social Security Matters

As of December 31, 2021, we were party to twelve judicial and administrative tax and social security proceedings in a total aggregate amount of R$33.0 million as a result of which we may be held liable for a payment to tax and social security authorities. Out of the twelve tax-related judicial and administrative proceedings in which are involved, (i) ten are classified as having a remote risk of loss and (ii) two are classified as having a possible chance of loss. Accordingly, we have not recorded any provision for tax and social security proceedings. As of December 31, 2021, we had surety bonds in an aggregate amount of R$31.6 million in relation to tax and social security matters. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

As of December 31, 2021, we were party to an administrative proceeding in relation to a tax infraction notice issued by the Finance Department of the Municipality of the City of Porto Alegre for the total amount of R$32.9 million. We estimate that the chance of loss in these proceedings is possible. The infraction notice relates to amounts of ISS tax allegedly due by us (plus a 150% fine and late payment interest, for the period from January 2012 to June 2017). According to the Porto Alegre tax authorities, the digital education educational services we provide from our headquarters in Indaial in the state of Santa Catarina are subject to ISS tax levied by the City of Porto Alegre, in which we maintain a digital education center. We have challenged this interpretation in administrative proceedings. Pursuant to the purchase and sale agreement relating to our acquisition of Sociedade Educacional Leonardo da Vinci S/S Ltda., Sociedade Educacional do Vale do Itapocu S/S Ltda., FAIR Educacional Ltda. and FAC Educacional Ltda., the sellers are liable to reimburse us for amounts accrued prior to February 29, 2016 in connection with these proceedings if a decision unfavorable to us is issued. See note 18 to our audited consolidated financial statements included elsewhere in this annual report.

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

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant change since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.Offering and Listing Details

On September 22, 2020, we completed our initial public offering. Our common shares have been listed on the Nasdaq Global Select Market since September 18, 2020 under the symbol “VTRU.”

B.Plan of Distribution

Not applicable.

C.Markets

For a description of our publicly traded common shares, see “—A. Offering and listing details.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

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

Our Memorandum and Articles of Association authorize the issuance of up to 1,000,000,000 shares of our authorized share capital. As of December 31, 2021, we had 23,329,324 common shares of our authorized share capital issued and outstanding. After December 31, 2021 and before the date of this annual report we cancelled 6,100 shares pursuant to our equity-incentive plans. As a result, as of the date of this annual report, 23,323,224 common shares of our authorized share capital were issued and outstanding.

The following is a summary of the material provisions of our authorized share capital and our Articles of Association. This is not a summary of all the significant provisions of our Articles of Association, of the Companies Act or of the common law of the Cayman Islands and does not purport to be complete. Our shareholders adopted the Amended and Restated Memorandum and Articles of Association included as Exhibit 1.1 to this annual report.

Share Capital

The Memorandum and Articles of Association authorize common shares, which are entitled to one vote per share.

As of December 31, 2021, Vitru’s total authorized share capital was U.S.$50,000, divided into 1,000,000,000 shares par value U.S.$0.00005 each, all of which are undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

As of December 31, 2021, Vitru had a total issued and outstanding share capital of U.S.$1,166.5, divided into 23,329,324 common shares. After December 31, 2021 and before the date of this annual report we cancelled 6,100 shares pursuant to our equity-incentive plans. As a result, as of the date of this annual report, Vitru had a total issued and outstanding share capital of U.S.$1,166.2 divided into 23,323,224 common shares.

Treasury Shares

As of December 31, 2021, Vitru had no shares in treasury.

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

Voting Rights

The holders of the common shares are entitled to one vote per share.

Vitru’s Articles of Association provide as follows regarding the respective rights of holders of shares:

●	class consents from the holders of shares shall be required for any variation to the rights attached to their respective class of shares, however, the directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;
●	the rights conferred on holders of shares of any class shall not be deemed to be varied by the creation or issue of further shares of that class; and
●	the rights attaching to shares of any class shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

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

Changes to Capital

Pursuant to the Articles of Association, Vitru may from time to time by ordinary resolution:

●	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
●	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
●	convert all or any of its paid-up shares into stock and reconvert that stock into paid up shares of any denomination;
●	subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Vitru’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Articles of Association, Vitru may:

●	issue shares on terms that they are to be redeemed or are liable to be redeemed;
●	purchase its own shares (including any redeemable shares); and
●	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

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

However, Vitru’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to Vitru in respect thereof;
●	the instrument of transfer is lodged with Vitru, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	the common shares transferred are free of any lien in favor of Vitru; and
●	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

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

Appointment, Disqualification and Removal of Directors

Vitru is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to nine directors, with the number being determined by a majority of the directors then in office with the consent of Mundi I, Mundi II and any of their affiliates, or Mundi, and Vinci Partners, in each case for so long as it enjoys director appointment rights (it being understood that Mundi and Vinci Partners shall consent to an increase in the size of the board of directors if necessary to accommodate the right of the NB Funds to appoint a director). There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while Vitru’s shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

The Articles of Association also provide that each of Mundi and Vinci Partners, for so long as it holds not less than 15 per cent of the voting shares in issue, shall be entitled to appoint up to two persons to act as directors, and that each of Mundi and Vinci Partners, for so long as it holds not less than 5 per cent and not more than 15 per cent of the voting shares in issue, shall be entitled to appoint one person to act as a director. Each of Mundi and Vinci Partners shall be entitled to remove any of the directors so appointed.

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

Upon the completion of our initial public offering, the board of directors had put in place an audit committee. See “Item 16A. Audit Committee Financial Expert.”

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

Proceedings of the Board of Directors

The Articles of Association provide that Vitru’s business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) provided that such a majority must include at least one director appointed by Mundi and one director appointed by Vinci Partners, for so long as each of them enjoys director appointment rights under the Articles of Association. If such a quorum is not present within half an hour from the time appointed for a board meeting, or if during a meeting such quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place or at such time and place as determined by the directors present at such meeting. If a quorum is not present at any such adjourned meeting within half an hour from the time appointed, then the meeting shall proceed. Business at any board meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

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

Business Opportunities

The Articles of Association also provide that, to the fullest extent permitted by applicable law and except as may be otherwise expressly agreed in writing by Vitru, on the one hand, and Mundi, Vinci Partners or the NB Funds, on the other hand, Vitru, on behalf of itself and its subsidiaries, renounces and waives any interest or expectancy of Vitru and its subsidiaries in, or in being offered an opportunity to participate in, directly or indirectly, any potential transactions, matters or business opportunities (including, without limitation, any business activities or lines of business that are the same as or similar to those pursued by, or competitive with, Vitru or any of its subsidiaries or any dealings with customers or clients of Vitru or any of its subsidiaries) that are from time to time presented to Mundi, Vinci Partners or the NB Funds or any of their respective officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries (other than the Company and its subsidiaries), even if the transaction, matter or opportunity is one that Vitru or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. None of Mundi, Vinci Partners nor the NB Funds, nor any of their respective officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries shall be liable to Vitru or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person pursues, acquires or participates in such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to Vitru or its subsidiaries, unless, in the case of any such person who is a director or officer of Vitru, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of Vitru.

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

The Articles of Association also provide that the Company may provide shareholders (that are incorporated under Brazilian laws and subject to CVM regulations or otherwise) copies of any and all: (i) agreements entered into by the Company with its related parties; (ii) shareholders’ agreements entered into by the Company; and (iii) stock option or other securities-based remuneration programs of the Company.

Register of Shareholders

The common shares are held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our common shares.

Under Cayman Islands law, Vitru must keep a register of shareholders that includes:

●	the names and addresses of the shareholders, a statement of the class and number of shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
●	whether voting rights attach to the shares in issue;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

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

Exempted Company

Vitru is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of shareholders is not open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue shares with no par value;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

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

Principal Shareholders

So long as the Principal Shareholders have the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Vitru, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors.

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

Registration Rights and Restricted Shares

We have entered into a Registration Rights Agreement with the Principal Shareholders. Our shareholders or entities controlled by them or their permitted transferees are able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.”

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

Data Protection – Privacy Notice

Scope

The legal basis for this notification is to meet the standards required in respect of, and ensure compliance with, the requirements of the Cayman Islands’ Data Protection Act (As Revised) or the DPA, which came into effect in the Cayman Islands on 30 September 2019. This privacy notice puts investors in the Company on notice that through your investment into Vitru you may provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”). The Company collects, uses, discloses, retains and secures personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. The Company will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct the activities of the Company on an ongoing basis or to comply with legal and regulatory obligations to which the Company is subject. The Company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data. In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to the Company.

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

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through the address and telephone number of our principal executive office. Our principal website is https://investors.vitru.com.br. The information contained in, or accessible through, our website is not incorporated into this annual report or the registration statement of which it forms a part.

C.Material Contracts

See “Item 4. Information on the Company—A. History and Development of the Company—UniCesumar Business Combination” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.”

Except as otherwise disclosed in this annual report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.Exchange Controls

The Cayman Islands currently has no exchange control restrictions.

E.Taxation

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

This summary applies only to U.S. Holders (as defined below) that hold our common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code, known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	insurance companies;
●	real estate investment trusts or regulated investment companies;
●	dealers or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding common shares as part of a straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	tax-exempt entities, including an “individual retirement account” or “Roth IRA;”
●	persons that own or are deemed to own ten percent or more of our common shares, by vote or value;
●	persons holding our common shares in connection with a trade or business conducted outside of the United States; or
●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our common shares and is:

●	an individual that is a citizen or resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.

This discussion assumes that we are not, and will not become, a PFIC.

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

Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

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

Sensitivity Analysis

The following table demonstrates our sensitivity to a reasonably possible change in interest rates on short-term investments and accounts payable from acquisition of subsidiaries. With all variables held constant, our profit before income taxes was affected by the impact on floating interest rate as follows as of December 31, 2021:

					Increase / Decrease in
					Interest Rate
	Balance as of
	December 31,	Index - % per	Probable		Possible	Remote
	2021	Year	Scenario	Risk	Scenario 25%	Scenario 75%

	(in R$ millions, except as otherwise indicated)
Short-term investments	253.0	111.11% CDI - 4.42%	11.2	Decrease	8.4	2.8
Trade receivables	11.2	IPCA - 10.06%	1.1	Decrease	1.4	2.0
Lease liabilities	161.5	IGP-M - 17.79%	28.7	Increase	35.9	50.3
Accounts payable from acquisition of subsidiaries	149.8	IPCA - 10.06%	15.1	Increase	18.8	26.4

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

Our maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2021, 2020 and 2019 is the carrying amounts of our financial assets.

Liquidity Risk

Our management has responsibility for monitoring liquidity risk. In order to achieve our objective, management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

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

The following table demonstrates our sensitivity to a reasonably possible change in exchange rates on cash and cash equivalents.

Depreciation of exchange rate
	Balance as of				Possible Scenario	Remote Scenario
	December 31,		Current	Probable	- Exchange Rate	- Exchange Rate
	2021	Currency	Exchange Rate	Scenario	Variation 25%	Variation 75%

(in R$ millions, except as otherwise indicated)
Cash and cash equivalents	15.7	U.S.$	5.5805	0.2	3.9	11.8
(i)

Value at risk, or VaR, is a measure of the risk of loss for investments. It estimates how much a set of investments might lose (with a given confidence level), given normal market conditions, in a set time period such as a day. The probable scenario provides a 99% confidence level over a period of one day.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.Defaults

No matters to report.

B.Arrearages and Delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.Material Modifications to Instruments

Not applicable.

B.Material Modifications to Rights

Not applicable.

C.Withdrawal or Substitution of Assets

Not applicable.

D.Change in Trustees or Paying Agents

Not applicable.

E.Use of Proceeds

On September 17, 2020, the registration statement on Form F-1 (File No 333-248272) relating to our initial public offering of our common shares was declared effective by the SEC. On September 17, 2020, we commenced our initial public offering. On September 22, 2020 we closed our initial public offering, pursuant to which we issued and sold 6,000,000 common shares. Goldman Sachs & Co. LLC, BofA Securities, Inc., Itau BBA USA Securities, Inc., Morgan Stanley & Co. LLC, Bradesco Securities, Inc., BTG Pactual US Capital, LLC, Credit Suisse Securities (USA) LLC, Santander Investment Securities Inc., and XP Securities, LLC, acted as the representatives of the underwriters in our initial public offering. The 6,000,000 registered common shares were sold to the public at a price of U.S.$16.00 per common share, for an aggregate price of U.S.$96,000,000. We incurred approximately U.S.$4.2 million in expenses related to our initial public offering and paid approximately U.S.$5.3 million in underwriting discounts and commissions. The proceeds of our initial public offering are primarily intended to fund inorganic growth opportunities, and we intend to apply these proceeds to the UniCesumar business combination.

ITEM 15. CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2021, due to the material weaknesses mentioned in “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed,” to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

B.Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management concluded that, as of December 31, 2021, our internal control over financial reporting was not completely effective due to our insufficient accounting resources and processes necessary to fully comply with the reporting and compliance requirements of IFRS and the SEC, which resulted in material weaknesses as further discussed under “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.” A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim condensed consolidated financial statements will not be prevented or detected on a timely basis.

These material weaknesses did not result in a misstatement to our consolidated financial statements included herein. However, each of the material weaknesses described above could have resulted in a misstatement of one or more account balances or disclosures that could result in a material misstatement to the annual or interim condensed consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute material weaknesses.

In order to address these material weaknesses, we will adopt remediation plans, which we expect will contribute to improving our processes and internal controls environment.

Despite the fact that we are focused on implementing robust internal controls over financial reporting, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting.

C.Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.Changes In Internal Control over Financial Reporting

We have implemented certain additional internal control over financial reporting during the period covered by this annual report including training of personnel, implementation of certain information systems and associated infrastructure as well as implementation of compliance and control policies, including with respect to stock options and related party transactions, and improvements in our accounting estimates and financial statements issuance processes. These changes occurred during the year ended December 31, 2021, and we believe they have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee, which consists of Aline Leite San Lee Sun, Claudia Jordão Ribeiro Pagnano and Rivadávia Correa Drummond de Alvarenga Neto, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. The audit committee consists of members who are financially literate, and Aline Leite San Lee Sun is considered an “audit committee financial expert” as defined by the SEC.

ITEM 16B. CODE OF ETHICS

We have adopted a code of conduct that applies to all of our employees, officers and directors and posted the full text of our code of conduct on the governance section of our website, https://investors.vitru.com.br. We intend to disclose future amendments to our code of conduct, or future waivers of such code on our website or in public filings. The information on our website is not incorporated by reference into this annual report, and you should not consider information contained on our website to be a part of this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2021 and 2020. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes for the years ended December 31, 2021, 2020, 2019, 2018 and 2017.

	2021	2020

	(in R$ millions)
Audit fees(1)	4.4	4.6
All other fees(2)	0.5	—
Total	4.9	4.6
(1)	“Audit fees” are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual combined financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our financial statements, interim reviews and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC.
(2)	“All other fees” are fees billed for products and services provided by the principal accountant, other than the services reported in “Audit fees”, such as due diligence in connection with mergers and acquisitions.

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

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer Status

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each noncompliance with Nasdaq listing rules that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. As a foreign private issuer, we currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

●	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.
●	Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.

●	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.
●	Nasdaq Rule 5635(d), which requires that a listed issuer obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

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

●	Vitru is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;
●	the shareholders have been fairly represented at the meeting in question;
●	the arrangement is such as a businessman would reasonably approve;; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

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

Shareholders’ Suits

Maples and Calder (Cayman) LLP, our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting or proposing to act illegally or beyond the scope of its authority;
●	the act complained of, although not beyond the scope of the authority, could be if effected duly authorized by more than the number of votes which have actually been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

●	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.
●	Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.
●	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.
●	Nasdaq Rule 5635(d), which requires that a listed issuer obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

4.2

Form of Registration Rights Agreement among Vitru Limited, Mundi Holdings I, L.L.C., Mundi Holdings II, L.L.C., funds and accounts advised by Vinci Partners and funds and accounts advised by Neuberger Berman (incorporated herein by reference to Exhibit 10.3 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-248272) filed with the SEC on September 8, 2020).

4.3	First Stock Option Plan of Vitru Limited (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-253374) filed with the SEC on February 23, 2021).
4.4	Second Stock Option Plan of Vitru Limited (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-259556) filed with the SEC on September 15, 2021).
8.1	List of subsidiaries of Vitru Limited (incorporated by reference to Note 2.2 to our audited consolidated financial statements filed with this annual report on Form 20-F).
10.1†

English translation of the Quota Purchase Agreement, dated August 23, 2021, among VITRU Brasil Empreendimentos, Participações e Comércio S.A., CESUMAR - Centro de Ensino Superior de Maringá Ltda., Vitru Limited and certain individuals (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-3 (File No. 333-260480) filed with the SEC on October 25, 2021)).

11.1

English translation of the Code of Conduct of Vitru Limited (incorporated herein by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-248272) filed with the SEC on August 24, 2020).

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.*
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.*
15.1	Consent of PricewaterhouseCoopers Auditores Independentes.*
99.1	Consent of Educa Estudos de Mercado S.A.*
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith.
†	Certain information has been omitted from this exhibit pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VITRU LIMITED

Date:March 30, 2022	By:	/s/ Pedro Jorge Guterres Quintans Graça
Name: Pedro Jorge Guterres Quintans Graça
Title: Chief Executive Officer

	By:	/s/ Carlos Henrique Boquimpani de Freitas
Name: Carlos Henrique Boquimpani de Freitas
Title: Chief Financial Officer

Vitru Limited.

Consolidated financial statements and independent auditor's report

December 31, 2021

PricewaterhouseCoopers Auditores Independentes Ltda.

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Vitru Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vitru Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Florianópolis, Brasil

March 17, 2022

We have served as the Company's auditor since 2016.

Vitru Limited

Consolidated statements of financial position at

(In thousands of Brazilian Reais)

		December 31,	December 31,
	Note	2021	2020
ASSETS

CURRENT ASSETS
Cash and cash equivalents	8	75,587	85,930
Short-term investments	8	253,042	515,201
Trade receivables	9	140,560	115,115
Income taxes recoverable		7,747	2,240
Prepaid expenses	11	34,957	10,223
Other current assets		2,891	3,081
TOTAL CURRENT ASSETS		514,784	731,790

NON-CURRENT ASSETS
Trade receivables	9	5,933	6,924
Indemnification assets	18	8,624	9,191
Deferred tax assets	10	83,350	50,775
Other non-current assets		1,641	3,625

Right-of-use assets	12	136,104	127,921
Property and equipment	13	106,839	96,669
Intangible assets	14	670,152	660,950
TOTAL NON-CURRENT ASSETS		1,012,643	956,055

TOTAL ASSETS		1,527,427	1,687,845

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statements of financial position at

(In thousands of Brazilian Reais)

		December 31,	December 31,
	Note	2021	2020
LIABILITIES

CURRENT LIABILITIES
Trade payables		41,706	32,240
Loans and financing	15	-	151,757
Lease liabilities	12	27,204	23,365
Labor and social obligations	16	25,015	26,785
Taxes payable		3,253	2,404
Prepayments from customers		10,321	9,657
Accounts payable from acquisition of subsidiaries	17	149,765	134,988
Other current liabilities		2,078	1,364
TOTAL CURRENT LIABILITIES		259,342	382,560

NON-CURRENT
Lease liabilities	12	134,328	125,988
Share-based compensation	21	52,283	46,260
Accounts payable from acquisition of subsidiaries	17	-	139,873
Provisions for contingencies	18	14,872	14,439
Other non-current liabilities		474	777
TOTAL NON-CURRENT LIABILITIES		201,957	327,337

TOTAL LIABILITIES		461,299	709,897

EQUITY	19
Share capital		6	6
Capital reserves		1,039,588	1,022,056
Retained earnings (accumulated losses)		26,534	(44,114)
TOTAL EQUITY		1,066,128	977,948

TOTAL LIABILITIES AND EQUITY		1,527,427	1,687,845

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statements of profit or loss and other comprehensive income for the years ended December 31

(In thousands of Brazilian Reais, except earnings per share)

	Note	2021	2020	2019
NET REVENUE	23	631,147	519,179	461,067

Cost of services rendered	24	(240,924)	(221,452)	(211,547)

GROSS PROFIT		390,223	297,727	249,520

General and administrative expenses	24	(89,344)	(73,852)	(125,344)
Selling expenses	24	(111,490)	(86,604)	(100,949)
Net impairment losses on financial assets	9	(110,689)	(76,840)	(58,178)
Other income (expenses), net	25	65	512	(905)
Operating expenses		(311,458)	(236,784)	(285,376)

OPERATING PROFIT		78,765	60,943	(35,856)

Financial income	26	45,520	36,558	19,194
Financial expenses	26	(74,879)	(64,418)	(60,390)
Financial results		(29,359)	(27,860)	(41,196)

PROFIT (LOSS) BEFORE TAXES		49,406	33,083	(77,052)

Current income taxes	10	(11,333)	(19,556)	(14,813)
Deferred income taxes	10	32,575	38,587	25,705
Income taxes		21,242	19,031	10,892

PROFIT (LOSS) FOR THE YEAR		70,648	52,114	(66,160)

Other comprehensive income		-	-	-

TOTAL COMPREHENSIVE INCOME (LOSS)		70,648	52,114	(66,160)

Basic earnings per share (R$)	20	3.08	2.79	(3.93)
Diluted earnings per share (R$)	20	2.89	2.68	(3.93)

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statement of changes in equity

(In thousands of Brazilian Reais)

			Capital reserves
	Note	Share capital	Additional paid-in capital	Treasury Shares	Share-based compensation	Revenue reserves	Retained earnings (accumulated losses)	Total
DECEMBER 31, 2018		546,509	-	-	2,523	429	(30,068)	519,393

Loss for the year		-	-	-	-	-	(66,160)	(66,160)
Value of employee services		-	-	-	(1,927)	-	-	(1,927)
Issue of shares to employees		1,871	-	-	(1,844)	-	-	27
Share repurchase		-	-	(2,238)	2,238	-	-
DECEMBER 31, 2019		548,380	-	(2,238)	990	429	(96,228)	451,333

Profit for the year		-	-	-	-	-	52,114	52,114
Value of employee services	21	-	-	-	525	-	-	525
Corporate reorganization	1.1	(548,376)	546,567	2,238	-	(429)	-	-
Issuance of common shares in initial public offering	1.1	2	521,556	-	-	-	-	521,558
Share issuance costs	1.1	-	(47,582)	-	-	-	-	(47,582)
DECEMBER 31, 2020		6	1,020,541	-	1,515	-	(44,114)	977,948

Profit for the year		-	-	-	-	-	70,648	70,648
Capital contributions	1.3	-	9,722	-	-	-	-	9,722
Value of employee services	21	-	-	-	7,810	-	-	7,810
Issue of shares to employees			529		(529)			-
DECEMBER 31, 2021		6	1,030,792	-	8,796	-	26,534	1,066,128

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statement of cash flows for the year ended December 31,

(In thousands of Brazilian Reais)

	Note	2021	2020	2019
Cash flows from operating activities
Profit (loss) before taxes		49,406	33,083	(77,052)
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	12 / 13 / 14	54,479	51,474	62,445
Impairment of non-current assets	14	-	-	51,022
Net impairment losses on financial assets	9	110,689	76,840	58,178
Provision for revenue cancellation	9	1,055	(2,076)	(443)
Provision for contingencies	18	4,905	3,695	3,781
Accrued interests		23,275	34,189	45,018
Share-based compensation	6	14,728	11,823	26,372
Modification of lease contracts	12	(169)	(935)	-
Rent concessions	12	(210)	(2,046)	-
Loss on sale or disposal of non-current assets	13	9	45	2
Changes in operating assets and liabilities:
Trade receivables		(117,096)	(79,548)	(79,969)
Prepayments		(782)	(1,113)	(1,939)
Other assets		5,569	(294)	(875)
Trade payables		9,466	1,283	13,906
Labor and social obligations		(1,770)	7,306	3,427
Other taxes payable		849	747	(1,636)
Prepayments from customers		664	6,359	2,104
Other payables		411	725	(6,350)
Cash from operations		155,478	141,557	97,991

Income tax paid		(18,486)	(18,736)	(12,697)
Interest paid	12 / 15 / 17	(64,104)	(41,774)	(27,543)
Contingencies paid	18	(7,853)	(5,134)	(1,702)
Net cash provided by operating activities		65,035	75,913	56,049

Cash flows from investing activities
Purchase of property and equipment	13	(25,995)	(25,544)	(28,470)
Purchases and development of intangible assets	14	(32,320)	(30,919)	(16,266)
Payments for the acquisition of interests in subsidiaries	17	(127,804)	(117,248)	(107,988)
Sale (acquisition) of short-term investments, net		286,141	(436,584)	103,227
Net cash provided by (used in) investing activities		100,022	(610,295)	(49,497)

Cash flows from financing activities
Payments of lease liabilities	12	(11,170)	(6,121)	(6,103)
Payments of loans and financing	15	(150,000)	-	-
Costs related to future issuances	11	(23,952)	-	-
Proceeds from loans and financing	15	-	150,000	-
Proceeds from initial public offering, net of share issuance costs	1.1	-	473,976	-
Capital contributions	1.3	9,722	-	1,871
Share repurchase		-	-	(2,238)
Net cash used in (provided by) financing activities		(175,400)	617,855	(6,470)

Net decrease (increase) in cash and cash equivalents		(10,343)	83,473	82

Cash and cash equivalents at the beginning of the year		85,930	2,457	2,375
Cash and cash equivalents at the end of the year		75,587	85,930	2,457
		(10,343)	83,473	82

See Note 27 for the main transactions in investing and financing activities not affecting cash.

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

1.       Corporate information

Vitru Limited ("Vitru") and its subsidiaries (collectively, the "Company") is a holding company incorporated under the laws of the Cayman Islands on March 05, 2020 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol "VTRU". Vitru became the parent company of Vitru Brasil Empreendimentos, Participações e Comércio S.A. (hereafter referred to as "Vitru Brazil") formerly denominated Treviso Empreendimentos, Participações e Comércio S.A., through the completion of the corporate reorganization described below.

Until the contribution of Vitru Brazil shares to Vitru Limited, in September 2020, Vitru Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Vitru Limited’s consolidated financial information substantially reflect the operations of Vitru Brazil after the corporate reorganization.

Vitru is a holding company whose principal shareholders are Vinci Partners, through the investments funds “Vinci Capital Partners II FIP Multiestratégia”, “Agresti Investments LLC”, “Botticelli Investments LLC”, “Raffaello Investments LLC”, the Carlyle Group, through the investment fund “Mundi Holdings I, L.L.C.”, and SPX Capital, through the investment fund “Mundi Holdings II, L.L.C.”.

The Company is principally engaged in providing educational services in Brazil, mainly undergraduate and continuing education courses, presentially through its eight campuses in two states, or via digital education, through 939 (December 31, 2020 – 709) learning centers (“hubs”) across the country.

These consolidated financial statements were authorized for issue by the Board of Directors on March 7, 2022.

1.1.       Corporate reorganization and initial public offering

On March 5, 2020, Vitru was incorporated in the Cayman Islands, for the purposes of its initial public offering (“IPO”).

On September 2, 2020, each of Vitru Brazil ́s shareholders had agreed to contribute their respective shares on Vitru Brazil to Vitru Limited, exchanging thirty-one common shares into one ordinary share of Vitru Limited. As a result of this exchange, a reverse share split has been applied retrospectively to all figures in the historical financial statements regarding number of shares (Note 19) and per share data as if the reverse share split had been in effect for all periods presented.

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

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

1.2.       Business Combination with Unicesumar

On August 23, 2021, we entered into a purchase agreement with the shareholders of CESUMAR - Centro de Ensino Superior de Maringá Ltda, or “Unicesumar,” to acquire the entire share capital of Unicesumar. Unicesumar is a leading and fast-growing higher education institution in Brazil focused on the digital education market, founded 30 years ago in Maringá – Paraná. Unicesumar has approximately 760 hubs and 331 thousand students, including 314 thousand in digital education. Unicesumar also has a sizeable presence in health related on-campus courses, particularly Medicine, with more than 1,600 students in 348 current medical seats.

The closing of the transaction is subject to customary conditions precedent, including antitrust and other regulatory approvals that are still pending.

The company estimated that the enterprise value of Unicesumar is equivalent to R$3,228 million, or an equity value of R$3,150 million, including the assumption of R$78 million of net debt to be adjusted at the closing date.

At the closing date, 62.9% of the equity value will be paid in cash and 19.4% will be paid through the issuance of new Vitru shares. As a result, the current Unicesumar shareholders will hold a 23.6% stake in Vitru. The remaining 17.7% of the equity value will be paid in cash months after closing, adjusted by the Brazilian consumer.

1.3.       Capital contributions

On September 2021 participants of share options plan settled 209,179 new shares that were issued on September 2020, regarding the realization of SOP options. The amount paid for the shares was R$ 9,723.

1.4.       Coronavirus pandemic

The Company is closely monitoring the situation of Covid-19, and taking the necessary measures for the safety and well-being of employees, students, associates and partners. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company´s future performance and financial results. In particular and in the interest of public health and safety, state and local governments in Brazil have required mandatory school closures, which has resulted in the closure of on-campus learning facilities and hubs.

In response to the outbreak, the Company has implemented several measures aimed at safeguarding the health of employees, students and hub partners and the stability of operations, including: (1) creating a crisis management committee and a financial committee to discuss the action plan for the Company to address the challenges posed by the Covid-19 pandemic; (2) temporarily replacing in-person weekly meetings at the hubs with online meetings between students and tutors across all units, as a result of which since March 30, 2020 all students have had real-time meetings with their tutors; (3) training teachers and tutors to support students in this new format; (4) remote support to deliver high-quality content to students and maintain high levels of engagement and a superior learning experience; (5) making no changes to the course schedule or curriculum; (6) putting in place remote emotional and psychological support to students and employees, provided by the Company´s psychology department; and (7) making home office available for all the employees.

As of December 31, 2021, there has been no material impact on the Company’s operations, as most of the Company’s services are already delivered remotely (Digital Education undergraduate courses and most of our continuing

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

education courses) or capable of being delivered remotely (some ofA Continuing education courses and On-campus undergraduate courses). In addition:

●	There was no relevant impact on net revenue for the year ended December 31, 2021, which presented a growth 22% when compared to prior year. Student defaults have remained within the expected levels and the engagement of students, compared to 2020, improved very slightly.
●	The provision for expected credit losses increased as result of the methodology used which captures the increase in historical losses with receivables during 2019, 2020 and 2021, which, consequently, already reflects the incurred impacts of Covid-19 pandemic.
●	The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets (impairment tests) and concluded that no additional provision for impairment of long-lived assets needed to be recorded in the financial statements.
●	The Company has obtained rent concessions on lease contracts due to the temporary suspension of classes in the on-campus learning facilities and hubs caused by the mandatory school closures during the pandemic. In the year ended December 31, 2021 a gain of R$ 210 (2020 - R$ 2,046) was recognized as Other income (expenses), net, in the statement of profit and loss. Except for these concessions, there were no changes to contractual obligations regarding leased buildings and there were no changes in the expected useful life and residual amount of properties and equipment as a result of Covid-19.
●	No changes in the provision for contingencies against the Company were identified as a result of Covid-19.
●	The Company currently has sufficient working capital and other undrawn financing facilities to service its operating activities and ongoing investments.

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

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Company's accounting policies.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3. Actual results may differ from estimates.

All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

2.2.       Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company for the years ended December 31, 2021 and 2020.

The table below list the Company’s subsidiaries:

				Direct and indirect
				interest
Name	Main activities	Location	Investment type	2021	2020
Vitru Brasil Empreendimentos, Participações e Comércio S.A	Continuing education courses	Florianópolis - SC	Subsidiary	100%	100%
UNIASSELVI - Sociedade Educacional Leonardo da Vinci S/S Ltda	Digital education, on-campus undergraduate and continuing education courses	Indaial - SC	Subsidiary	100%	100%
UNIVINCI - Sociedade Educacional do Vale do Itapocu S/S Ltda.	On-campus undergraduate and continuing education courses	Guaramirim - SC	Subsidiary	100%	100%
FAIR Educacional Ltda.	On-campus undergraduate and continuing education courses	Rondonópolis - MT	Subsidiary	100%	100%
FAC Educacional Ltda.	On-campus undergraduate and continuing education courses	Cuiabá - MS	Subsidiary	100%	100%

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

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Transactions and balances

Foreign currency transactions are initially recorded by each entity in the Company at their respective functional currency spot rates at the date the transaction is recognized. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the functional currency spot rates at the end of each reporting period are recognized in the income statement. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

2.4.       Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non- current classification.

An asset is current when it is:

●	Expected to be realized or intended to be sold or consumed in the normal operating cycle;
●	Held primarily for the purpose of trading;
●	Expected to be realized within twelve months after the reporting period; or
●	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

All other assets are classified as non-current.

A liability is current when:

●	It is expected to be settled in the normal operating cycle;
●	It is held primarily for the purpose of trading;
●	It is due to be settled within twelve months after the reporting period; or
●	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

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

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
●	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

●	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re- assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

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

i.           Financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income (“OCI”), it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: financial assets at amortized cost or financial assets at fair value through profit or loss.

Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost mainly includes ‘Cash and cash equivalents’, ‘Short-term investments’ and ‘Trade receivables’.

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

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s statement of financial position) when:

●	The rights to receive cash flows from the asset have expired; or
●	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

●	Significant accounting estimates and assumptions — Note 3.
●	Trade receivables — Note 9.

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

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

The Company’s financial liabilities include trade payables, loans and financing lease liabilities, accounts payable from acquisition of subsidiaries and share-based compensation.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at FVPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVPL.

Financial liabilities are considered as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes financial instruments entered by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 — Financial Instruments.

Gains or losses on liabilities at fair value through PL are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 — Financial Instruments are satisfied. The Company has designated its financial liability related to share-based compensation as at FVPL.

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

The Company’s financial liabilities at amortized cost include trade payables, loans and financing, lease liabilities, prepayments from costumers and accounts payable from acquisition of subsidiaries.

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

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash, bank deposits and short-term highly liquid financial investments, as they are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and considered an integral part of the Company’s cash management.

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

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

To determine the incremental borrowing rate, the Company:

●	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received.
●	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk when the individual lessee does not have recent third-party financing; and
●	makes adjustments specific to the lease, e.g. term, country, currency and security.

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

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non- current asset (or disposal group) is recognized at the date of derecognition.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

An asset’s carrying amount is immediately written down to the recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the amounts of sales with the carrying amounts and are recognized within “Other income (expenses)” in the statement of profit or loss.

The Company annually reviews the useful lives and residual value of its assets. Based on review completed for December 31, 2021, the Company concluded that the depreciation rates used are consistent with its operations and that there are no changes to residual value of assets.

i)           Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

●	fair values of the assets transferred;

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

●	liabilities incurred to the former owners of the acquired business;
●	equity interests issued by the Company;
●	fair value of any asset or liability resulting from a contingent consideration arrangement; and
●	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred. The excess of the

●	consideration transferred or to be transferred;
●	amount of any non-controlling interest in the acquired entity; and
●	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

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

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

●	It is technically feasible to complete the software/project so that it will be available for use or sale;
●	Management intends to complete the software/project and to use it or sell it;
●	The software/project may be sold or used;
●	Future benefits associated with the software can be demonstrated;
●	Adequate technical, financial and other resources are available to complete the design, and for the use or sale of the software/project; and

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

●	The expenses attributable to the software/project during its development can be measured reliably.

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

Computer software and project development costs recognized as assets are amortized using the straight-line method over their estimated useful lives. The average estimated useful lives of the software is 5 years and project development costs are 4 years.

Trademarks and licenses

Trademarks and licenses acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, trademarks and licenses with a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives.

Goodwill

Goodwill is measured as the positive difference between the amount paid or payable and the net fair value of the acquiree’s assets and liabilities and other equity instruments that are acquired/ exchanged. In the case of a bargain purchase, the excess of the net fair value of acquiree’s assets and liabilities over the purchase price is recognized in the statement of profit or loss at the acquisition date.

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

Operation licenses for digital education

Digital education licenses correspond to the right to operate digital education in a given municipality, with authorization from the Ministry of Education, and in order to obtain such rights, an institution must meet a number of requirements, where the academic and physical infrastructure is assessed. Accordingly, this has been identified and allocated to the Company’s business combination and was assessed as having an indefinite useful life, since as from the time such a license is granted the likelihood of losing it is virtually nil.

Operation licenses for digital education are tested annually or more frequently if events or changes in circumstances indicate a potential impairment and carried at cost less accumulated impairment losses, which are not reversed.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

Teaching/learning materials — TLM

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

k)          Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

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

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

l)           Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business also includes amounts related to tuition fees to be transferred to hub partners as described in note 2.5.p. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. These amounts are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

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

o)          Share-based payments

The Company offers its managers and executives employee share schemes for the granting of share options issued by the Company, which can be settled either by delivering equity instruments (equity- settled transactions) or by payments in cash (cash-settled transactions).

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

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

At the balance sheet date, the Company revises its estimates of liability fair value (for the cash-settled transactions) and of the number of options whose rights are to be vested based on the established non- market vesting and service conditions (for both equity and cash-settled transactions). The impact of revising initial estimates, if any, is recognized in the statement of profit or loss prospectively. The significant judgments, estimates and assumptions regarding share-based payments are described further in Note 3. Refer to Note 21 for detailed information relating to these share schemes.

p)          Revenue from contracts with customers

The Company’s revenue consists primarily of tuition fees charged for digital education undergraduate courses, on-campus undergraduate courses and continuing education courses. The Company also generates revenue from student fees and certain education-related activities.

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

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

Trade receivables

Trade receivables represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Financial instruments—initial recognition and subsequent measurement.

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

Joint operations with hub partners

A hub is a local operating unit that can be owned by the Company or third parties (hub partners) and has the responsibility for offering to students the necessary structure in terms of audiovisual resources, library and information technology, to support the digital education courses.

The contractual agreement between the Company and each hub partner is a joint operation and establishes the rights of each hub partner on the related revenues and obligations for the related expenses. In this sense, the revenue from digital education and related accounts receivable are recognized only to the portion of the Company’s right to the jointly revenue. As a result, when the Company receives the student’s monthly tuition fee in whole, an obligation to the hub partner is accrued under trade payables.

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

r)           Earnings per share

Basic earnings per share is calculated by dividing:

●	the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares
●	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

●	the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

s)          Taxes

Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to the Company or to any holder of ordinary shares. Therefore, taxes are comprised of taxation over operations in Brazil, as follows:

Tax incentives

The higher education companies maintained by the Company are part of the University for All Program — ProUni, which establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for post-secondary education institutions that provide in exchange full and partial scholarships to a certain number of low-income students enrolled in traditional undergraduate and technological undergraduate programs. The following federal taxes are included in the exemption:

●	Income taxes: Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”)
●	Contributions on revenue: Social Integration Program tax (Programa de Integração Social or “PIS”) and the Social Contribution on Revenues tax (Contribuição para o Financiamento da Seguridade Social, or “COFINS”)

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

The ProUni program benefit for income taxes is based on a fixed percentage of approved scholarships granted by the federal government to students upon each student's request and is deducted from tuition gross revenue during the entire duration of such student's undergraduate studies (regardless of the tuition fee set out in the service contract) and as long as the student continues to comply with the scholarship requirements imposed by the government for each semester during the undergraduate course. The Company recognizes the economic benefits from the ProUni scholarships as tax deductions, as applicable.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Sales and other taxes

Revenues, expenses and assets are recognized net of sales tax, except:

●	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable.
●	When the amounts receivable or payable are stated with the amount of sales taxes included.

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

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

amounts are due to the same tax authority. PIS and COFINS are contributions calculated on two different regimes according to Brazilian tax legislation: cumulative method and non-cumulative method.

The regulation of PROUNI defines that the revenue from traditional and technological undergraduate courses are exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged based on the cumulative method at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS and COFINS are charged based on the non-cumulative method at rate of 1.65% and 7.6%, respectively.

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

INSS is a social security charge levied on wages paid to employees

2.6.       Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Group.

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2021:

●	Phase 1 amendments Interest Rate Benchmark Reform – Amendments to IFRS 9/IAS 39 and IFRS 7.
●	Phase 2 amendments Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.
●	COVID-19-Related Rent Concessions beyond 30 June 2021 – Amendment to IFRS 16.

Impact of the initial application of COVID-19-Related Rent Concessions beyond 30 June 2021 – Amendment to IFRS 16

In 2020, the Group early adopted Covid-19-Related Rent Concessions (Amendment to IFRS 16) that provided practical relief to lessees in accounting for rent concessions occurring as a direct consequence of COVID-19, by introducing a practical expedient to IFRS 16. This practical expedient was available to rent concessions for which any reduction in lease payments affected payments originally due on or before 30 June 2021.

In March 2021, the International Accounting Standards Board (Board) issued Covid-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16) that extends the practical expedient to apply to reduction in lease payments originally due on or before 30 June 2022.

In the current financial year, the Group has applied the amendment to IFRS 16 (as issued by the Board in May 2020 and extended in March 2021) in advance of its effective date.

The practical expedient permits a lessee to elect not to assess whether a COVID-19-related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession applying IFRS 16 as if the change were not a lease modification. Details on the rent concessions received by the Company are described in Note 12.

Except for the rent concessions, the amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

New standards and interpretations not yet adopted.

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

●	IFRS 17 (including the June 2020 amendments to IFRS 17) – Insurance Contracts
●	Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
●	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current
●	Amendments to IFRS 3 – Reference to the Conceptual Framework
●	Amendments to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use
●	Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract
●	Annual Improvements to IFRS Standards 2018-2020 Cycle – Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases, and IAS 41 Agriculture
●	Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies
●	Amendments to IAS 8 – Definition of Accounting Estimates
●	Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction.

These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

3.          Significant accounting estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

●	Capital management — Note 7
●	Financial instruments risk management and policies — Note 5.4
●	Sensitivity analyses disclosures — Note 5.4.1

Estimates and assumptions:

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions where they occur.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

a)          Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash- inflows and the growth rate used for extrapolation purposes.

These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Company. The key assumptions used to determine the recoverable amount for each CGU, including a sensitivity analysis, are disclosed and further explained in Note 14.

b)          Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques. The inputs into these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to estimate fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 6 for further disclosures.

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

d)          Provision for contingencies

The Company is party to proceedings at judicial and administrative levels, as disclosed in Note 18. The provision for legal proceedings is set up for all proceedings assessed as probable losses. The likelihood of loss is assessed based on available evidence, the hierarchy of laws, case law, most recent court decisions and their relevance within the legal system, and the assessment made by the outside legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations, additional exposures identified based on new matters or court decisions.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

The Company uses certain methodologies to estimate fair value which include the following:

●	estimation of fair value based on equity transactions with third parties close to the grant date;
●	other valuation techniques including option pricing models such as Black-Scholes.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option, expected volatility of the price of the Company’s shares and expected dividend yield.

4.          Segment reporting

Segment information is presented consistently with the internal reports provided to the Senior management team, consisting of the chief executive officer, the chief financial officer and other executives, and which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company’s operating segments, and making the Company’s strategic decisions.

In reviewing the operational performance of the Company and allocating resources, the CODM reviews selected items of the statement of profit or loss and of comprehensive income, based on relevant financial data for each of the Company’s operating segments, represented by the Company’s main lines of service from which it generates revenue, as follows:

●	Digital education undergraduate courses

●	Continuing education courses

●	On-campus undergraduate courses

Segment performance is primarily evaluated based on net revenue and on adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA). The Adjusted EBITDA is calculated as operating profit plus depreciation and amortization plus interest received on late payments of monthly tuition fees and adjusted by the elimination of effects from share-based compensation plus/ minus exceptional expenses. General and administrative expenses (except for intangible assets’ amortization and impairment expenses), finance results (other than interest on tuition fees paid in arrears) and income taxes are managed on a Company’s consolidated basis and are not allocated to operating segments.

There were no inter-segment revenues in the years ended December 31, 2021 and 2020. There were no adjustments or eliminations in the profit or loss between segments.

The CODM do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and all the assets, liabilities and results are allocated in Brazil.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

a)          Measures of performance

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
	courses	courses	courses	Total allocated
2021
Net revenue	531,716	52,460	46,971	631,147
Adjusted EBITDA	188,936	26,898	22,103	237,937
% Adjusted EBITDA margin	35.53%	51.27%	47.06%	37.70%

2020
Net revenue	423,035	40,589	55,555	519,179
Adjusted EBITDA	156,089	27,045	16,848	199,982
% Adjusted EBITDA margin	36.90%	66.63%	30.33%	38.52%

2019
Net revenue	336,317	47,103	77,647	461,067
Adjusted EBITDA	112,919	33,335	20,871	167,125
% Adjusted EBITDA margin	33.58%	70.77%	26.88%	36.25%

The total of the reportable segments’ net revenues represents the Company’s net revenue. A reconciliation of the Company’s loss before taxes to the allocated Adjusted EBITDA is shown below:

	2021	2020	2019
Income before taxes	49,406	33,083	(77,052)
(+) Financial result	29,359	27,860	41,196
(+) Depreciation and amortization	54,479	51,474	62,445
(+) Interest on tuition fees paid in arrears	17,456	15,715	8,265
(+) Impairment of non-current assets	-	-	51,022
(+) Share-based compensation plan	14,728	11,823	26,372
(+) Other income (expenses), net	(65)	(512)	905
(+) Restructuring expenses	10,098	4,780	4,484
(+) M&A and Offering Expenses	6,975	2,391	-
(+) Other operational expenses unallocated	55,501	53,368	49,488
Adjusted EBITDA allocated to segments	237,937	199,982	167,125

b)          Other profit and loss disclosure

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
	courses	courses	courses	Unallocated	Total
2021
Net impairment losses on financial assets	90,063	15,666	4,960	-	110,689
Depreciation and amortization	37,226	1,563	8,972	6,718	54,479
Interest on tuition fees paid in arrears	14,199	725	2,532	-	17,456

2020
Net impairment losses on financial assets	61,257	5,917	9,666	-	76,840
Depreciation and amortization	34,431	1,972	8,919	6,152	51,474
Interest on tuition fees paid in arrears	11,706	585	3,424	-	15,715

2019
Net impairment losses on financial assets	43,701	3,958	10,519	-	58,178
Depreciation and amortization	38,402	4,085	14,259	5,699	62,445
Impairment of non-current assets	-	-	51,022	-	51,022
Interest on tuition fees paid in arrears	7,106	16	1,143	-	8,265

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

5.          Financial assets and financial liabilities

5.1.       Financial assets

	2021	2020
At amortized cost
Cash and cash equivalents	75,587	85,930
Short-term investments	253,042	515,201
Trade receivables	146,493	122,039
Total	475,122	723,170
Current	469,189	716,246
Non-current	5,933	6,924

5.2.       Financial Liabilities

	2021	2020
At amortized cost
Trade payables	41,706	32,240
Loans and financing	-	151,757
Lease liabilities	161,532	149,353
Accounts payable from acquisition of subsidiaries	149,765	274,861
At FVPL
Share-based compensation	52,283	46,260
Total	405,286	654,471
Current	218,675	342,350
Non-current	186,611	312,121

5.3.       Fair Values

The Company assessed that the fair values of cash and cash equivalents, short-term investments, current trade receivables, trade payables and loans and financing approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities and the accounts payable from acquisition of subsidiaries have their carrying amount discounted by their respective effective interest rate in order to be presented as close as possible to its fair value. Share-based compensation is measured at FVPL.

5.4.       Financial instruments risk management objectives and policies

The Company’s principal financial liabilities comprise accounts payable from acquisition of subsidiaries, loans and financing, trade payables, lease liabilities and share-based compensation. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables, short-term investments and cash and cash equivalents that derive directly from its operations.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

5.4.1.    Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and exchange rate risk.

The sensitivity analysis in the following sections relate to the position as at December 31, 2021.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s short-term investments, PEP - special installment payment trade receivables (Note 9), loans and financing, lease liabilities and accounts payable from acquisition of subsidiaries, subject in each case to variable interest rates, principally the Brazilian interbank deposit (Certificado de Depósito Interbancário), or CDI rate, the General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M, and the Broad National Consumer Price Index (Índice nacional de Preços ao Consumidor Amplo), or IPCA inflation rate.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on short-term investments, trade receivables, loans and financing, lease liabilities and accounts payable from acquisition of subsidiaries. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rate, as follows:

					Increase / decrease in interest rate
	Balance as of 12/31/2021	Index - % per year	Probable scenario	Risk	Possible scenario 25%	Remote scenario 75%
Short-term investments	253,042	111.11% CDI - 4.42%	11,184	Decrease	8,388	2,796
Trade receivables	11,203	IPCA - 10.06%	1,127	Decrease	1,409	1,972
Lease liabilities	161,532	IGP-M - 17.79%	28,737	Increase	35,921	50,289
Accounts payable from acquisition of subsidiaries	149,765	IPCA - 10.06%	15,066	Increase	18,833	26,366

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

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in exchange rates on cash and cash equivalents. With all variables held constant, the Company's income before income taxes is affected through the impact on floating exchange rate, as follows:

				Depreciation of exchange rate
	Balance as of 12/31/2021	Currency	Current exchange rate	Probable scenario VaR 99% C.L. 1 day (i)	Possible scenario - exchange rate variation 25%	Remote scenario - exchange rate variation 75%
Cash and cash equivalents	15,722	USD	5.5805	226	3,931	11,792
(i)	Value at risk (VaR) is a measure of the risk of loss for investments. It estimates how much a set of investments might lose (with a given Confidence Level - C.L.), given normal market conditions, in a set time period such as a day.

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

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 9 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company's treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statement of financial position in years ended December 31, 2021 and December 31, 2020 is the carrying amounts of its financial assets.

5.4.3.    Liquidity risk

The Company’s Management has responsibility for monitoring liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations and accounts payable from acquisition of subsidiaries.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 31, 2021	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	41,706	-	-	-	41,706
Lease liabilities	28,379	55,623	54,484	121,809	260,295
Other leases (i)	3,914	1,957	1,449	561	7,881
Accounts payable from acquisition of subsidiaries	155,595	-	-	-	155,595
Share-based compensation	-	24,681	-	30,776	55,457
Total	229,594	82,261	55,933	153,146	520,934

As of December 31, 2020	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	32,240	-	-	-	32,240
Loans and financing	151,757	-	-	-	151,757
Lease liabilities	24,734	48,222	46,165	124,076	243,197
Other leases (i)	2,930	1,465	1,085	420	5,900
Accounts payable from acquisition of subsidiaries	139,488	139,488	-	-	278,976
Share-based compensation	-	-	51,172	36,881	88,053
Total	351,149	189,175	98,422	161,377	800,123
(i)	Refer to commitments from lease agreements that fall into the exemptions of short-term leases and low-value assets and therefore not recognized in lease liabilities.

6.          Fair Value Measurement

As of December 31, 2021, the Company have only Share-based compensation liabilities measured at fair value, in the amount of R$ 52,283 (2020 – R$ 46,260) which are classified in Level 3 of fair value measurement hierarchy given significant unobservable inputs used.

There were no transfers between Levels during the year ended on December 31, 2021.

The following table presents the changes in level 3 items for the years ended December 31, 2021, 2020 and 2019 for recurring fair value measurements:

	Share-based compensation
	2021	2020	2019
Opening balance at January 1	46,260	34,950	7,045
Issue of shares to employees	-	-	1,844
Settlement in cash	-	-	(2,238)
Reclassification from (to) equity	-	(513)	7,299
Expenses recognized – general and administrative	6,023	11,823	21,000
Balance at December 31	52,283	46,260	34,950

The Company assessed that the fair values of financial instruments at amortized cost such as cash and cash equivalents, short-term investments, current trade receivables and trade payables approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities, accounts payable from acquisition of subsidiaries and loans and financing have their carrying amount adjusted by their respective effective interest rate in order to be presented as close as possible to its fair value.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

	Weighted average inputs
Unobservable inputs	2021	2020	2019	Relationship with of unobservable inputs to fair value
Net operating revenue growth rate (i)	24.8%	22.5%	20.3%

2021: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 1,831; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 1,814.

Pre-tax discount rate (ii)	11.2%	11.4%	13.5%

2021: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 586; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 519.

(i)	The growth rate of net operating revenue is based on the historical growth of the student base and management’s expectations of market development.
(ii)	Pre-tax discount rate reflects specific risks relating to the segment and country in which the Company operates.

7.          Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for stockholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital, maximizing the return to stockholders.

The Company manages its capital structure and adjusts in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

At December 31, 2021, the Company had a capital structure designed to enable its growth strategy, either organically or through acquisitions. Investment decisions take into consideration the expected return potential. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2021 and 2020.

Capital is managed considering the consolidated position. The Company has no transaction subjected to any financial covenant.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

8.          Cash and cash equivalents and short-term investments

	December 31,	December 31,
	2021	2020
Cash equivalents and bank deposits in foreign currency (i)	15,722	10,586
Cash equivalents (ii)	59,865	75,344
Cash and cash equivalents	75,587	85,930

Investment funds (iii)	253,042	515,201
(i)	Short-term deposits (mainly proceeds from the IPO) maintained in U.S. dollar.
(ii)	Cash equivalents are comprised of short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.
(iii)	Short-term investments, decreased by the payment of these year Uniasselvi acquisition instalment (Note 17), correspond to financial investments in Investment Funds, with highly rated financial institutions. As of December 31, 2021, the average interest on these Investment Funds are 4.42% p.a., corresponding to 111.11% of CDI (December 31, 2020 - 3.99% p.a. –144.64% of CDI). Despite the fact these investments have high liquidity and have insignificant risk of changes in value, they do not qualify as cash equivalents given the nature of investment portfolio and their maturity. Due to the short-term nature of these investments, their carrying amount is the same as their fair value.

9.          Trade receivables

	2021	2020
Tuition fees	247,419	206,107
FIES and UNIEDU Guaranteed Credits	2,103	4,041
PEP - Special Installment Payment (i)	15,096	17,155
Provision for revenue cancellation	(4,191)	(3,136)
Allowance for expected credit losses of trade receivables	(113,934)	(102,128)
Total trade receivables	146,493	122,039

Current	140,560	115,115
Non-current	5,933	6,924
(i)	In 2015, a special private installment payment program (PEP) was introduced to facilitate the entry of students who could not qualify for FIES, due to changes occurred to the program at the time. These receivables bear interests of 1.34% and, given the long term of the installments, they have been discounted at an interbank rate of 2.76%.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

The aging list of trade receivables is as follows:

	2021	2020
Receivables falling due	72,338	70,216

Receivables past due
From 1 to 30 days	27,368	24,990
From 31 to 60 days	25,949	21,176
From 61 to 90 days	22,782	17,697
From 91 to 180 days	40,326	30,771
From 181 to 365 days	75,855	62,453
Provision for revenue cancellation	(4,191)	(3,136)
Allowance for estimated credit losses	(113,934)	(102,128)
	146,493	122,039

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

Changes in the Company's revenue cancellation provision are as follows:

	2021	2020	2019
At the beginning of the year	(3,136)	(5,212)	(5,655)
Additions	(13,965)	(16,527)	(20,890)
Write-off	10,200	14,764	21,333
Reversals	2,710	3,839	-
At the end of the year	(4,191)	(3,136)	(5,212)

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

When the delay exceeds 365 days, the receivable is written-off. Even for written-off receivables, collection efforts continue, and their receipt is recognized directly in the statement of profit or loss, when incurred, as recovery of losses.

Changes in the Company’s allowance for expected credit losses are as follows:

	2021	2020	2019
At the beginning of the year	(102,128)	(79,659)	(66,199)
Write-off of uncollectible receivables	98,883	59,704	39,385
Reversal	16,868	23,752	20,739
Reclassified to (from) held for sale	-	(5,333)	5,333
Allowance for expected credit losses	(127,557)	(100,592)	(78,917)
At the end of the year	(113,934)	(102,128)	(79,659)

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

10.        Current and deferred income tax

a)          Reconciliation of income tax in the statement of profit or loss

Income tax differs from the theoretical amount that would have been obtained by using the nominal income tax rates applicable to the income of the Company entities, as follows:

	2021	2020	2019
Earnings (losses) before taxes	49,406	33,083	(77,052)
Combined income tax rate in Brazil - % (i)	34%	34%	34%
Income tax at statutory rates	(16,798)	(11,248)	26,198

Income exempt from taxation - ProUni benefit (ii)	20,211	25,307	19,106
Unrecognized deferred tax asset on tax losses	(919)	(2,192)	(32,505)
Previously unrecognized tax losses used to reduce deferred tax (iii)	30	10,632	-
Previously unrecognized temporary differences (iii)	-	12,219	-
Difference on tax rates from offshore companies (i)	20,809	(12,069)	-
Non-deductible expenses	(2,863)	(6,148)	(1,902)
Other	772	2,530	(5)
Total income tax and social contribution	21,242	19,031	10,892
Effective tax rate - %	(43)%	(58)%	14%

Current income tax expense	(11,333)	(19,556)	(14,813)
Deferred income tax income	32,575	38,587	25,705
(i)	Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to all Company's subsidiaries, operating entities in Brazil.
(ii)	The University for All Program — ProUni, establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for higher education institutions that provide full and partial scholarships to low-income students enrolled in traditional undergraduate and technological undergraduate programs. The Company’s higher education companies are included in this program.
(iii)	The Company had unused tax loss carryforwards and temporary differences previously unrecognized. Given the continuous growth in Continuing Education activities for the years 2020 and 2019 and recent changes to the structure of its operations, the Company reviewed previously unrecognized tax losses and temporary differences, determining that it is now probable that taxable profits will be available, the tax losses can be utilized and temporary differences can be realized, and that are now expected to be used and realized until 2025.

b)          Deferred income tax

	Balance sheet		Profit or loss
	2021	2020	2021	2020	2019
Tax loss carryforward	14,410	7,424	6,986	7,424	-
Intangible assets on business combinations	(18,355)	(20,004)	1,649	4,954	18,483
Allowance for expected credit losses	47,128	48,758	(1,630)	21,396	5,138
Labor provisions	23,562	2,707	20,855	2,707	-
Lease contracts	8,394	7,088	1,306	1,045	1,311
Provision for revenue cancellation	1,426	1,066	360	(706)	(151)
Provision for contingencies	2,124	1,983	141	758	697
Other provisions	4,661	1,753	2,908	1,009	452
Total	83,350	50,775	32,575	38,587	25,930

Deferred tax assets	83,350	50,775
Deferred tax liabilities	-	-

The above deferred taxes were recorded at the nominal rate of 34%. Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however tax loss carryforwards can only be used to offset up to 30% of taxable profit for the year.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

11.        Prepaid expenses

	2021	2020
Costs related to future issuances (i)	23,952	-
Prepayments to employees	4,425	3,605
Prepayments to suppliers	4,111	3,539
Prepayments to hub partners	345	1,709
Software licensing	837	533
Insurance	102	177
Others	1,185	660
Prepaid expenses	34,957	10,223
(i)	Transaction costs are defined as incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability. An incremental cost is one that would not have been incurred if the entity had not acquired, issued or disposed of the financial instrument. The company had secured a firm credit line from leading Brazilian banks in an aggregate amount of R$1.95 billion (five-year financing) for the business combination with Unicesumar described on note 1.3. Util the closing of the agreement, the transaction costs related to loans, financing and share issuance will remain in prepaid expenses.

12.        Leases

Set out below, are the carrying amounts of the Company’s right-of-use assets related to buildings used as offices and hubs and lease liabilities and the movements during the year:

	Right-of-use assets			Lease Liabilities
	2021	2020	2019	2021	2020	2019
As of January 1st	127,921	88,534	74,822	149,353	103,188	88,739
New contracts	13,578	43,733	36,021	13,578	43,733	36,021
Re-measurement by index (i)	11,744	8,258	3,741	11,744	8,258	3,741
Lease modification (ii)	(1,594)	(15,934)	-	(1,763)	(16,869)	-
Depreciation expense	(15,545)	(12,760)	(9,960)	-	-	-
Reclassification from (to) assets held for sale	-	16,090	(16,090)	-	19,210	(19,210)
Accrued interest	-	-	-	16,008	15,086	12,393
Payment of principal	-	-	-	(11,170)	(6,121)	(6,103)
Rent concession (iii)	-	-	-	(210)	(2,046)	-
Payment of interest	-	-	-	(16,008)	(15,086)	(12,393)
As of December 31	136,104	127,921	88,534	161,532	149,353	103,188

Current	-	-	-	27,204	23,365	17,265
Non-current	136,104	127,921	88,534	134,328	125,988	85,923
(i)	Lease liabilities and right-of-use assets were incremented with respect to variable lease payments that depend on an index or a rate, as a result of annual rental prices contractually adjusted by market inflation rate General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M.
(ii)	During the year ended in December 31, 2021, the Company partially reduced the scope of eight lease contract with a corresponding liability in the amount of R$ 1,763. As a result, a gain of R$ 169 was recognized as Other income (expenses), net, in the statement of profit and loss.
(iii)	The Company has received Covid-19 related rent concessions and has applied the practical expedient introduced by the amendments made to IFRS 16 in May 2020, applied to all qualifying rent concessions. As a result, for the year ended December 31, 2021 gains of R$ 210 (2020 – R$ 2,046) arising from rent concessions were recognized in other income (expenses), net, in the statement of profit and loss.

The Company recognized rent expense from short-term leases and low-value assets of R$ 3,914 for the year ended December 31, 2021 (2020 - R$ 2,929), mainly represented by leased equipment.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

13.        Property and equipment

	IT equipment	Furniture, equipment and facilities	Library books	Leasehold improvements	Construction in progress (i)	TOTAL
At December 31, 2018
Net book value	6,363	17,149	7,856	22,451	9,609	63,428
Cost	15,357	35,772	20,959	31,860	9,609	113,557
Accumulated depreciation	(8,994)	(18,623)	(13,103)	(9,409)	-	(50,129)

Purchases	5,261	9,520	36	4,636	9,017	28,470
Transfers	-	-	-	17,132	(17,132)	-
Disposals	-	(2)	-	-	-	(2)
Transfer to held for sale	(84)	(3,249)	(1,192)	(7,111)	(68)	(11,704)
Depreciation	(2,565)	(3,245)	(1,630)	(2,719)	-	(10,159)
At December 31, 2019
Net book value	8,975	20,173	5,070	34,389	1,426	70,033
Cost	19,174	37,521	17,789	44,107	1,426	120,017
Accumulated depreciation	(10,199)	(17,348)	(12,719)	(9,718)	-	(49,984)

Purchases	3,905	7,271	—	8,862	5,506	25,544
Transfers	—	—	—	6,972	(6,972)	-
Disposals	(30)	(15)	—	—	—	(45)
Transfer to held for sale	84	3,249	1,192	7,111	68	11,704
Depreciation (ii)	(3,050)	(3,105)	(1,730)	(2,682)	—	(10,567)
At December 31, 2020
Net book value	9,884	27,573	4,532	54,652	28	96,669
Cost	24,484	52,541	20,994	69,462	28	167,509
Accumulated depreciation	(14,600)	(24,968)	(16,462)	(14,810)	-	(70,840)

Purchases	9,166	8,645	-	2,688	5,496	25,995
Transfers	-	-	-	4,344	(4,344)	-
Disposals	-	(9)	-	-	-	(9)
Depreciation	(3,604)	(3,691)	(1,556)	(6,965)	-	(15,816)
At December 31, 2021
Net book value	15,446	32,518	2,976	54,719	1,180	106,839
Cost	33,650	61,177	20,994	76,494	1,180	193,495
Accumulated depreciation	(18,204)	(28,659)	(18,018)	(21,775)	-	(86,656)
(i)	These refer to construction in progress for improvements to the facilities used by the Company, related to the accessibility and modernization of facilities.
(ii)	In September 2020 was recognized the depreciation expenses from the first eight months of the year in the amount of R$815 due to the reclassification from assets held for sale regarding depreciation that would have been recognized had the assets not been classified as held for sale.

There has been no evidence that the carrying amounts of Property and equipment exceed their recoverable amounts.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

14.        Intangible assets

	Software	Internal project development	Trademarks (i)	Operation licenses for distance learning	Non-compete agreements	Customer relationship	Teaching/ learning material - TLM	Goodwill	TOTAL
At December 31, 2018
Net book value	21,207	12,015	73,673	245,721	4,977	35,754	3,182	338,731	735,260
Cost	39,881	12,494	85,163	245,721	10,826	100,695	7,344	372,268	874,392
Accumulated amortization and impairment	(18,674)	(479)	(11,490)	-	(5,849)	(64,941)	(4,162)	(33,537)	(139,132)

Purchase and capitalization	3,449	12,817	-	-	-	-	-	-	16,266
Transfers	3,071	(3,071)	-	-	-	-	-	-	-
Transfer to held for sale	(8)	-	-	-	-	-	-	-
Amortization	(7,675)	(2,094)	(4,056)	-	(2,165)	(24,868)	(1,468)	-	(42,326)
Impairment losses	-	-	(8,515)	-	(769)	(7,635)	(187)	(33,916)	(51,022)
At December 31, 2019
Net book value	20,044	19,667	61,102	245,721	2,043	3,251	1,527	304,815	658,170
Cost	46,123	22,240	85,163	245,721	10,826	100,695	7,344	372,268	890,380
Accumulated amortization and impairment	(26,079)	(2,573)	(24,061)	-	(8,783)	(97,444)	(5,817)	(67,453)	(232,210)

Purchase and capitalization	9,790	21,129	-	-	-	-	-	-	30,919
Transfers	5,848	(5,848)	-	-	-	-	-	-	-
Transfer to held for sale	8	-	-	-	-	-	-	-	8
Amortization (ii)	(11,131)	(7,146)	(3,559)	-	(1,751)	(3,251)	(1,309)	-	(28,147)
Impairment losses	-	-	-	-	-	-	-	-	-
At December 31, 2020
Net book value	24,559	27,802	57,543	245,721	292	—	218	304,815	660,950
Cost	62,039	37,521	85,163	245,721	10,826	100,695	7,344	372,268	921,577
Accumulated amortization and impairment	(37,480)	(9,719)	(27,620)	—	(10,534)	(100,695)	(7,126)	(67,453)	(260,627)

Purchase and capitalization	3,640	28,680	-	-	-	-	-	-	32,320
Transfers	985	(985)							-
Amortization	(8,440)	(10,610)	(3,558)	-	(292)	-	(218)	-	(23,118)
Impairment losses	-	-	-	-	-	-	-	-	-
At December 31, 2021
Net book value	20,744	44,887	53,985	245,721	—	—	—	304,815	670,152
Cost	66,664	65,216	85,163	245,721	10,826	100,695	7,344	372,268	953,897
Accumulated amortization and impairment	(45,920)	(20,329)	(31,178)	-	(10,826)	(100,695)	(7,344)	(67,453)	(283,745)
(i)	The group has the rights of many trademarks, such as Assevim, FAC, FAIR, FAMESUL and others, but Uniasselvi is the only trademark recognized as an intangible asset, because of business combination. Its estimated useful life is 21 years, with a remaining amortization period of 14 years.
(ii)	In September 2020 was recognized the amortization expenses from the first eight months of the year in the amount of R$ 2 due to the reclassification from assets held for sale regarding amortization that would have been recognized had the assets not been classified as held for sale.

Impairment tests of intangible assets with indefinite useful life

Goodwill and operation licenses for digital education were allocated to the Cash-generating units (CGUs), which are identified at the level of Company’s operating segments identified in Note 4.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

The operating segment-level summary of the goodwill and intangible assets allocation and the key assumptions for those CGUs that have significant goodwill allocated to them are presented below:

Segment Level	Digital Education undergraduate courses		Continuing education courses
	2021	2020	2021	2020
Allocation of carrying amount:
Goodwill	285,826	285,826	18,989	18,989
Operation licenses for distance learning	213,406	213,406	32,315	32,315
Intangible assets with indefinite useful life	499,232	499,232	51,304	51,304

Key assumptions:
Net operating revenue growth rate (i)	25.9%	22.9%	10.2%	24.4%
Pre-tax discount rate (ii)	11.2%	11.4%	11.2%	11.4%
Long-term growth rate (iii)	3.8%	3.2%	3.8%	3.2%
Gross margin (iv)	68.6%	66.2%	82.5%	86.1%
(i)	The growth rate of net operating revenue is based on the historical growth of the student base and management’s expectations of market development.
(ii)	Pre-tax discount rate reflects specific risks relating to the segment and country in which the Company operates.
(iii)	The long-term growth rate does not exceed the long-term average growth rate for the education sector in which the CGU operates and is mostly comprised by expected inflation.
(iv)	Gross margin is the average margin as a percentage of revenue over the five-year forecast period. It is based on the current sales margin levels and is in line with the Company’s operating history and management’s expectations for the future performance.

Based on the recent changes to legislation and growth of the digital education market in Brazil, Management expects to have strong growth in the digital education undergraduate courses, mainly based on the increase of hubs. In addition to the investments with new hubs, Management also considers investment for improvements to expand their existing units.

For the years ended December 31, 2021 and 2020, the recoverable amount of the cash-generating units (CGUs) was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated long-term growth rates stated above.

The recoverable amount of the digital education undergraduate courses segment is estimated to exceed the carrying amount of the segment level as of December 31, 2021 by R$ 4,029,332 (2020 — R$ 3,659,152).

The recoverable amount of the continuing education courses segment is estimated to exceed the carrying amount of the segment level as of December 31, 2021 by R$ 294,776 (2020 — R$ 353,773).

There was no goodwill impairment for the year ended December 31, 2021.

The test performed by Management on December 31, 2019 showed an impairment loss of R$ 51,022 (2018 – R$ 33,537) on the on-campus undergraduate courses segment, mainly due to decrease in the average monthly tuition fee per student observed in 2019 and increase in the number of students that are migrating to digital education courses. Due to this impairment, there are no longer any Intangible assets with indefinite useful life in the on-campus undergraduate courses segment.

The impairment losses have been recognized in the statement of profit or loss (Note 24) for the excess of the segment’s carrying amount over its respective recoverable amount, firstly allocated to segment’s goodwill and the remainder proportionally allocated to other intangible assets.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

Impact of possible changes in key assumptions

A decrease of 120 basis points in management estimated gross margin used in the value-in-use calculation for the digital education undergraduate courses CGU as of December 31, 2021 (67.4% instead of 68.6%), would have not resulted in the recognition of an impairment of goodwill. Also, the Company performed the same sensitivity analysis for the continuing education courses (81.3% instead of 82.5%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

In addition to the test above reducing gross margin, an increasing of 120 basis points in management’s estimated discount rate applied to the cash flow projections for the two CGUs for the year ended December 31, 2021 (12.4% instead of 11.2%), would have not resulted in the recognition of an impairment of goodwill.

Management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the digital education undergraduate courses and continuing education segments to exceed its recoverable amount.

15.        Loans and financing

a)          Breakdown

			December 31,	December 31,
Type	Interest rate	Maturity	2021	2020
Standby Letter of Credit	CDI + 3.6% p.a.	2021	-	151,757

b)          Variation

Loans and
financing
As of December 31, 2020	151,757
Accrued interest	8,642
Payment of interest	(10,399)
Payment of principal	(150,000)
As of December 31, 2021	-

16.        Labor and social obligations

	2021	2020
Salaries payable	4,172	7,489
Social charges payable (i)	7,562	8,103
Accrued vacation	4,443	3,675
Accrual for bonus	8,683	7,408
Other	155	110
Total	25,015	26,785
(i)	Comprised of contributions to Social Security (“INSS”) and to Government Severance Indemnity Fund for Employees (“FGTS”) as well as withholding income tax (“IRRF”) over salaries.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

17.        Accounts payable from acquisition of subsidiaries

	2021	2020	2019

As at January 1,	274,861	379,540	458,535
Accrued Interest	40,405	34,809	44,143
Payment of principal	(127,804)	(117,248)	(107,988)
Payment of interests	(37,697)	(22,240)	(15,150)
As at December 31,	149,765	274,861	379,540

Current	149,765	134,988	123,310
Non-current	-	139,873	335,225

On February 28, 2016, the Company completed the acquisition of 100% of Uniasselvi and the amount of R$ 400,000 was paid at the closing of the transaction, R$ 119,159 was paid in December 2018, R$ 112,301 was paid in December 2019, R$128,162 was paid in December 2020 and R$ 142,401 was paid in December 2021, and the remaining amounts are payable in one last installment, payable on December 31, 2022 and adjusted by the IPCA inflation rate.

On August 31, 2017, the Company completed the acquisition of 100% of FAC and FAIR and the amounts of R$ 10,511 was paid in December 2018, R$ 10,837 was paid in December 2019, R$ 11,327 was paid in December 2020 and R$ 12,543 was paid in December 2021, and the remaining amounts are payable in one last installment, payable on December 31, 2022 and adjusted by the IPCA inflation rate.

On January 19, 2021, the company settled the accounts payable from the acquisition that was under discussion with its creditors regarding the installment due in December 2019. The amount settled was R$ 10,557.

18.        Contingencies

a)          Provision for contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

Liabilities	Civil	Labor	Total
At December 31, 2018	1,853	16,181	18,034
Additions	2,924	6,770	9,694
Accrued interest	71	481	552
Payments	(834)	(2,257)	(3,091)
Reversals	(42)	(6,637)	(6,679)
Classified as held for sale	(32)	(75)	(107)
At December 31, 2019	3,940	14,463	18,403
Additions	454	5,207	5,661
Accrued interest	109	399	508
Payments	(1,552)	(3,582)	(5,134)
Reversals	(933)	(4,173)	(5,106)
Classified as held for sale	32	75	107
At December 31, 2020	2,050	12,389	14,439
Additions	4,694	7,964	12,658
Accrued interest	149	1,039	1,188
Payments	(2,669)	(5,184)	(7,853)
Reversals	(1,390)	(4,170)	(5,560)
At December 31, 2021	2,834	12,038	14,872

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

b)          Indemnification assets

Pursuant to the terms and conditions of the purchase and sale agreement described in note 1.1, the periods of responsibility for each party in relation to such claims, value limits, notification criteria and reciprocal indemnity were defined. The rights generated by the purchase and sale agreement are as follows:

Assets	Civil	Labor	Total
At December 31, 2018	1,694	14,786	16,480
Additions	131	4,760	4,891
Accrued interest	55	421	476
Realized	(77)	(1,312)	(1,389)
Reversals	(735)	(4,922)	(5,657)
At December 31, 2019	1,068	13,733	14,801
Additions	-	85	85
Accrued interest	29	379	408
Realized	(86)	(2,792)	(2,878)
Reversals	(212)	(3,013)	(3,225)
At December 31, 2020	799	8,392	9,191
Additions	10	2,895	2,905
Accrued interest	60	575	635
Realized	(119)	(3,276)	(3,395)
Reversals	(155)	(557)	(712)
At December 31, 2021	595	8,029	8,624

c)          Possible losses, not provided for in the balance sheet

No provision has been recorded for proceedings classified as possible losses, based on the opinion of the Company’s legal counsel. The breakdown of existing contingencies as of December 31, 2021 and December 31, 2020 as follows:

	2021	2020
Civil	13,746	8,106
Labor	24,645	17,385
Tax	33,025	31,674
Total	71,416	57,165

Civil proceedings classified as possible loss

As of December 31, 2021, the Company’s subsidiaries were subject to 648 (2020 – 521) civil claims. Most of the lawsuits are related to consumer claims, including discussions regarding undue collection of tuition fees and rates, delay in the issuance of certificates and diplomas, undue collection of tuition fees for students that have been granted scholarships and public financing and denial of enrollment in courses, among others.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

Labor proceedings classified as possible loss

As of December 31, 2021, the Company’s subsidiaries were subject to 143 (2020 – 149) labor claims. Most of these claims are related to overtime, salary equalization, vacation payments and/or non-enjoyment of vacation periods, severance payments and termination fees, and indemnities based on Brazilian labor laws.

Tax proceedings classified as possible loss

As of December 31, 2021, the Company’s subsidiaries were subject to 2 (2020 – 1) tax claims. The Company has an outstanding tax administrative proceeding related to Tax Infraction Notice No. 000204.00/2017, issued by the Porto Alegre City Hall Municipal Finance Department, in the total amount of R$ 28,024, corresponding to alleged Service Tax (ISS) debt, plus a 150% fine and late payment interest, for the period from January 2012 to June 2017.

The interpretation of the Porto Alegre City Hall Tax Authorities is that the educational services provided at a distance by the Company, from its headquarters in Indaial/SC, would be subject to ISS taxation in the City of Porto Alegre, where it maintains a digital education center. This interpretation is contested at an administrative level by the Company’s external law firm.

Liability for any payment of such debt shall be in accordance with the liability periods defined in accordance with the terms and conditions of the purchase and sale agreement described in note 17, and Sellers shall be liable for any debts relating to the period prior to the closing date of the acquisition (February 29, 2016).

19.        Equity

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

On 2021 the company issued 271,271 new shares regarding the realization of SOP options. From the total issued shares, 239,887 shares were not paid at the issue time and must be settled in 2022.

As of December 31, 2021, the Company’s share capital is represented by 23,329,324 common shares of par value of US$ 0.00005 each. The Company has issued only common shares, entitled to one vote per share.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Share based compensation

The capital reserve is represented by reserve for share-based compensation programs classified as equity-settled, as detailed in Note 21.

The share-based payments reserve is used to recognize:

●	the grant date fair value of options issued to employees but not exercised.
●	the grant date fair value of shares issued to employees upon exercise of options.

d)          Dividends

The Company currently intends to retain all available funds and any future earnings, if any, to fund the development and expansion of the business and did not pay any cash dividends in the year ended December 31, 2021, and do not anticipate paying any in the foreseeable future.

20.        Earnings per share

20.1.     Basic

Basic earnings per share is calculated by dividing the net income attributable to the holders of Company’s common shares by the weighted average number of common shares held by stockholders during the year.

The following table contains the earnings (loss) per share of the Company for years ended December 31, 2021, 2020 and 2019 (in thousands except per share amounts):

Basic earnings per share	2021	2020	2019
Net income (loss) attributable to the shareholders of the Company	70,648	52,114	(66,160)
Weighted average number of outstanding common shares (thousands)	22,922	18,702	16,849
Basic earnings (losses) per common share (R$)	3.08	2.79	(3.93)

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

20.2.     Diluted

As of December 31, 2021, the Company had outstanding and unexercised options to purchase 1,514 thousand (2020 – 763 thousand and 2019 - 797 thousand) common shares which are included in diluted earnings per share calculation. For years ended December 31, 2021, 2020 and 2019, outstanding options were all anti-dilutive.

Diluted earnings per share	2021	2020	2019
Net income (loss) attributable to the shareholders of the Company	70,648	52,114	(66,160)
Weighted average number of outstanding common shares (thousands)	24,436	19,465	16,849
Diluted earnings (losses) per common share (R$)	2.89	2.68	(3.93)

21.        Share-based compensation

First Share Option Plan

The Company offers to its managers and executives the first Share Option Plan with general conditions for the granting of share options issued by the Company to the participants appointed by the Board of Directors who, at its discretion, fulfill the conditions for participation, thereby aligning the interests of the participants to the interests of its stockholders, so as to maximize the Company’s results and increase the economic value of its shares, thus generating benefits for the participants and other stockholders. It also provides participants with a long-term incentive, increasing their motivation and enabling the Company to retain quality human capital.

The First Share Option Plan was approved on June 8, 2017 and comprises the granting of up to 25,471,110 (after reverse share split 821,649) common share options with no par value, representing up to approximately five percent (5%) of the number of Company-issued common shares on the Plan’s approval date. The Plan is administered and managed by the Company’s Board of Directors and the SOP Management Committee.

In the event of any change in the number of common shares issued by the Company resulting from any split, reverse split, amortization, repurchase, cancellation or exchange of shares, the Share Options limit stated in the heading shall be automatically adjusted to reflect any new number of Share Options, regardless of the approval of any amendment to this First Plan.

The First Share Option Plan initially issued by Vitru Brazil and then transferred to the Company upon the corporate reorganization described in Note 1. The transfer did not result in any changes on the Plan nor its balances in the consolidated financial statements.

The amount of options granted by the Company was reduced from 22,218 thousand to 715 thousand as a result of the reverse share split of the corporate reorganization described in Note 1.1. The original purchase and selling value of each option, as determined in the First Share Option Plan, was multiplied by the reverse share split denominator in order to maintain the fair value as it was before the corporate reorganization.

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

The share options granted to a participant are subject to a vesting period so that they are exercisable, subject to the applicable rules set forth in each grant program, in accordance with the schedule (as from each schedule date a given

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

lot of share options shall be exercisable, a “Vesting Date”), where each year, twenty percent (20%) of the share options granted may be exercised.

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

When all conditions applicable to the buyback of shares provided for in applicable laws and/or regulations are met, the Company shall pay the Participant the price equivalent to a certain amount of multiples of the Company’s EBITDA minus the Net Debt, as set forth in each grant program, recorded as a liability.

a)          Set out below are summaries of the number and weighted average exercise prices ("WAEP") of options granted under the plan:

	2021		2020		2019
	Number of options	WAEP per option	Number of options	WAEP per option	Number of options	WAEP per option
As of January 1	715,455	37.95	733,136	46.19	640,763	35.96
Granted during the year	-	-	-	-	167,972	63.86
Exercised during the year	(240,563)	37.25	-	-	(59,165)	31.62
Forfeited during the year	-	-	(17,681)	17.36	(16,435)	31.62
As of December 31	474,892	50.60	715,455	37.95	733,136	46.19
Exercisable at December 31	435,908	49.39	415,462	42.01	544,291	41.54

Repurchased during the year (ii)	-	-	-	-	(59,165)	37.82

(i)	The number of options and WAEP per option were also retrospectively adjusted due to the reverse share split in the corporate reorganization described in Note 1.1.
(ii)	Represent shares repurchased upon termination of employee.

No options from the First Share Option plan expired during the years ended December 31, 2021 and 2020.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

b)          Share options outstanding at the end of the year have the following remaining periods and prices:

	December 31,	December 31,
	2021	2020
Weighted average remaining vesting period	1.2 years	1.3 years
Weighted average remaining expiring period	2.3 years	3.3 years
Purchase option exercise price range	R$56.11 - R$66.73	R$33.76 - R$100.69

Weighted average remaining selling period	4.3 years	5.3 years
Expected selling / repurchase price	R$ 98.22	R$ 90.72

Due to the reverse share split of the corporate reorganization described in Note 1.1, original purchase and selling value of each option, as determined in the Share Option Plan, was multiplied by the reverse share split denominator to maintain the fair value of the total options granted as it was before the corporate reorganization.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

c)          Options granted:

No new options from the First Stock Option Plan were granted during the years ended December 31, 2021 and 2020.

The model inputs for options granted during the year ended December 31, 2019 included:

December 31,
2019
Grant date	September 1, 2019
Expiry date	March 1, 2025
Share price at grant date	R$ 3.02
Exercise price	R$ 3.12
Expected price volatility	40.60%
Risk-free interest rate	5.20%
Model used	Black-Scholes

Given the fact that Company’s shares were not publicly traded, the expected price volatility is based on the historical volatility of similar listed entities in the same industry following comparable periods for the remaining life of the options.

d)	The expense recognized for employee services received during the year is as follows:

Expense arising from share-based payment transactions	2021	2020	2019
Equity-settled	529	-	5,372
Cash-settled	6,023	11,823	21,000
	6,552	11,823	26,372

The fair value of cash-settled transactions were calculated based on discounted cash flows. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs (Note 6).

Second Share Option Plan

The Company offers to its managers and executives the Second Share Option Plan with general conditions for the granting of share options issued by the Company to the participants appointed by the Board of Directors who, at its discretion, fulfill the conditions for participation, thereby aligning the interests of the participants to the interests of its stockholders, so as to maximize the Company's results and increase the economic value of its shares, thus generating benefits for the participants and other stockholders. It also provides participants with a long-term incentive, increasing their motivation and enabling the Company to retain quality human capital.

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

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

a)	Set out below are summaries of the number and weighted average exercise prices ("WAEP") of options granted under the plan:

	2021		2020
	Number of options	WAEP per option	Number of options	WAEP per option
As of January 1	874,888	0.54	-	-
Granted during the year	6,549	10.31	874,888	0.54
Forfeited during the year	(14,523)	9.05	-	-
As of December 31	866,914	10.31	874,888	0.54
Exercisable at December 31	130,037	15.64	-	-

No new options from the Second Share Options Plan expired during the year ended December 31, 2021.

b)	Share options outstanding at the end of the year have the following remaining periods and prices:

December 31,
2021
Weighted average remaining vesting period	3.0 years
Weighted average remaining expiring period	5.7 years
Purchase option exercise price	R$ 83.14

c)	Options granted during the year ended December 31, 2021

December 31,
2021
Grant date	December 11, 2020
Expiry date	September 9, 2026
Share price at grant date	USD 14.34
Exercise price	USD 16.00
Expected price volatility	50.65%
Risk-free interest rate	5.01%
Model used	Black-Scholes

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

The expense arising from share-based payment transactions from the Second Stock Options Plan in 2021 was R$ 8,176 (2020 - R$ 525).

22.        Key management compensation and related parties

a)          Key management compensation

Key management includes professionals selected at the sole discretion of the Board of Directors from among the Company’s managers and executives.

The total compensation expense with key management for their services is shown below:

	2021	2020
Salaries, related charges and variable compensation (i)	12,662	9,670
Share-based compensation	12,520	11,823
Total	25,182	21,493
(i)	Variable compensation as defined by the Board of Directors in an agreement with Group executives.

b)          Related parties

The Company holds quotas of investments funds managed by Vinci Partners, an insurance policy issued by Austral Seguradora S/A and uses the services of the lawyer firm Kloch Advocacia. All the companies are an indirect related party.

	Balance sheet		Profit or loss
	2021	2020	2021	2020	2019
FI Vinci Renda Fixa Credito Privado
Short-term investments	-	39,216
Financial income			236	851	2,136

Austral Seguradora S/A
Prepaid expenses	152	455
General and administrative expenses			(304)	(303)	(151)

Kloch Advocacia
General and administrative expenses	-	-	(239)	(217)	(214)

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

23.        Revenue

	2021	2020	2019
Gross amount from services provided	801,206	673,872	598,344
(-) Cancellation	(10,200)	(14,764)	(20,890)
(-) Discounts	(30,305)	(24,128)	(19,104)
(-) ProUni scholarships (i)	(109,217)	(98,289)	(82,132)
(-) Taxes and contributions on revenue	(20,337)	(17,512)	(15,151)
Net revenue	631,147	519,179	461,067

Timing of revenue recognition
Transferred over time	624,871	517,950	459,658
Transferred at a point in time (ii)	6,276	1,229	1,409
Net revenue	631,147	519,179	461,067
(i)	Scholarships granted by the federal government to students under the ProUni program as described in Note 2.5.s
(ii)	Revenue recognized at a point in time relates to revenue from student fees and certain education-related activities.

The Company`s revenues from contracts with customers are all provided in Brazil.

In the year ended December 31, 2021, the amounts billed to students for the portion to be transferred to the hub partner, in respect to the joint operation, is R$ 181,630 (2020 R$ 153,776 - 2019 R$ 110,411). As of December 31, 2021, the balance payable to the hub partner is R$ 12,989 (December 31, 2020 - R$ 21,881, December 31, 2019 - R$ 6,697).

24.        Costs and expenses by nature

	2021	2020	2019
Payroll (i)	220,372	207,511	212,683
Sales and marketing	93,026	67,532	54,212
Depreciation and amortization (ii)	54,479	51,475	62,445
Material	16,488	13,023	17,911
Consulting and advisory services	25,729	14,732	11,927
Maintenance	12,774	8,909	6,420
Utilities, cleaning and security	6,472	6,269	7,085
Impairment losses (iii)	-	-	51,022
Other expenses	12,418	12,457	14,135
Total	441,758	381,908	437,840

Costs of services	240,924	221,452	211,547
General and administrative expenses	89,344	73,852	125,344
Selling expenses	111,490	86,604	100,949
Total	441,758	381,908	437,840
(i)	Payroll expenses include for the year ended December 31, 2021 R$ 205,644 (2020 - R$ 195,688, 2019 — R$ 186,311) related to salaries, bonuses, short-term benefits, related social charges and other employee related expenses, and R$ 14,728 (2020 R$ 11,823, 2019 R$ 26,372) related to share-based compensation.

(ii) Depreciation and amortization	2021	2020	2019
Costs of services	43,905	36,757	24,857
General and administrative expenses	10,570	11,463	12,721
Selling expenses	4	3,255	24,867
Total	54,479	51,475	62,445
(iii)

The impairment losses occurred in 2019 due to the excess of the undergraduate presential segment's carrying amount over its respective recoverable amount, firstly allocated to segment's goodwill and the remainder proportionally allocated to other intangible assets. From the total impairment losses occurred in the year of 2019, R$ 186 relates to Cost of services, R$ 43,200 relates to General and administrative expenses and R$ 7,636 relates to Selling expenses.

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

25.        Other income (expenses), net

	2021	2020	2019
Deductible donations	(300)	(300)	(300)
Contractual indemnities	(364)	(85)	(647)
Modification of lease contracts - Note 12	379	3,052	-
Other revenues	730	743	437
Other expenses	(380)	(2,898)	(395)
Total	65	512	(905)

Vitru Limited

Notes to the financial statements.

December 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

26.        Financial results

	2021	2020	2019
Financial income
Interest on tuition fees paid in arrears	17,456	15,715	8,265
Financial investment yield	23,982	6,296	10,726
Foreign exchange gain (i)	3,817	13,550	-
Other	265	997	203
Total	45,520	36,558	19,194

Financial expenses
Interest on accounts payable from acquisition of subsidiaries	(40,405)	(34,980)	(44,258)
Interest on lease	(16,008)	(15,085)	(12,393)
Interest on loans and financing	(8,642)	(6,205)	-
Foreign exchange loss	(1,711)	(2,714)	-
Other	(8,113)	(5,434)	(3,739)
Total	(74,879)	(64,418)	(60,390)

Financial results	(29,359)	(27,860)	(41,196)
(i)	Gain of R$12,966 in 2020 due to exchange rate increase over the proceeds from the initial public offering while cash not partially transferred to operations in Brazil.

27.        Other disclosures on cash flows

Non-cash transactions

In the year ended December 31, 2021:

●	The amount of R$ 25,322 (2020 R$ 51,991, 2019 - R$ 39,762) regarding additions on right-of-use assets, was also added in the lease liabilities line item.
●	The amount of R$ 3,395 (2020 R$ 2,878, 2019 - R$ 1,389) regarding provision for contingencies of responsibility of the sellers of subsidiaries acquired in prior years, was reversed to the indemnification assets line item in non-current assets.

***