Form 20-F
period 2022-12-31
Vitru Ltd
filed 2023-04-28
CIK 1805012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-39519

Vitru Limited

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande,

Florianópolis, State of Santa Catarina,

Brazil

88032-005
(Address of principal executive offices)

Carlos Henrique Boquimpani de Freitas

Chief Financial and Investor Relations Officer
Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande,

Florianópolis, State of Santa Catarina, Brazil

88032-005

+55 (47) 3281-9500

ir@vitru.com.br

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

The number of outstanding shares as of December 31, 2022 was 33,687,213 common shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Vitru” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to (1) prior to the UniCesumar Business Combination (as defined below), Vitru Limited and its consolidated subsidiaries, and (2) after the UniCesumar Business Combination, Vitru Limited and its consolidated subsidiaries, including UniCesumar (as defined below).

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

All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IASB.

Financial Statements

Vitru was incorporated on March 5, 2020, as a Cayman Islands exempted company with limited liability, under incorporation number 360670, duly registered with the Cayman Islands Registrar of Companies. Vitru became the parent company of Vitru Brasil Empreendimentos, Participações e Comércio S.A., or Vitru Brasil, through the corporate reorganization described under “—Corporate Events,” “Item 4. Information on the Company—C. Organizational Structure” and in “Note 1. Corporate information” to our audited consolidated financial statements.

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

The consolidated financial information of Vitru contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” “our consolidated financial statements” and “our audited consolidated financial statements” are to Vitru’s consolidated financial statements included elsewhere in this annual report.

The audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, together with the notes thereto, included in this annual report supersede any financial statements for the same years previously filed with or furnished to the United States Securities and Exchange Commission, or the SEC. The audited consolidated financial statements included in this annual report reflect corrections of immaterial errors in the “Measures of performance” tables under note “4. Segment reporting,” the “Other profit and loss disclosure” table under note “4. Segment reporting,” the “Liquidity risk” table under note “5. Financial assets and financial liabilities,” the “Reconciliation of income tax in the statement of profit or loss” table under note “10. Current and deferred income tax,” the “Basic” and “Diluted” tables under note “21. Earnings per share,” and the “Financial expenses” table under note “27. Financial results” of the consolidated financial statements included our Current Report on Form 6-K furnished to the SEC on March 16, 2023.

Vitru is a holding company, and as such, the primary source of revenue derives from its interest on its operational companies in Brazil. As a result, Vitru’s functional currency as well as of its subsidiaries is the Brazilian real. We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2022,” relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

We are a Cayman Islands exempted company incorporated with limited liability on March 5, 2020 for purposes of effectuating our initial public offering. Prior to the consummation of our initial public offering, our shareholders, Mundi Holdings I, L.L.C. (which is controlled by The Carlyle Group), or Mundi I, Mundi Holdings II, L.L.C. (which is now controlled by SPX Capital), or Mundi II, funds and accounts advised by Vinci Partners, or Vinci Partners, and funds and accounts advised by Neuberger Berman, or Neuberger, held 522,315,196 shares of Vitru Brasil. Prior to the consummation of our initial public offering, our shareholders contributed all of their shares in Vitru Brasil to us. In return for this contribution, we issued new common shares to our shareholders in a one-to-31 exchange for the shares of Vitru Brasil contributed to us, or the Share Contribution. Until the contribution of Vitru Brasil shares to us, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

UniCesumar Business Combination

On May 20, 2022, we completed the UniCesumar Business Combination. As the UniCesumar Business Combination was only completed recently, it may be difficult for you to evaluate our business, financial condition, results of operations and prospects. Because the historical information included in our financial statements is not representative of our results as a consolidated company, investors may have limited financial information on which to evaluate us, their investment decision and our prior performance. Our results of operations for the year ended December 31, 2022, are not directly comparable to our results of operations for the years ended December 31, 2021 and 2020, due to the effects of the UniCesumar Business Combination.

Additional Information

For more details about our organizational structure and additional information on our subsidiaries, please see “Item 4. Information on the Company—C. Organizational Structure” and refer to Note 2.2 to our audited consolidated financial statements included elsewhere in this annual report.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or any other rate. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.218 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Brazilian Central Bank. The rate at December 31, 2022, which is the rate used for currency translations of certain amounts in this annual report, may differ materially from the exchange rate as of the date of this annual report or any other date.

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

We calculate Adjusted EBITDA as net income (loss) for the year plus:

●	deferred and current income tax, which is calculated based on our income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income taxes (Imposto de Renda Pessoa Jurídica), or IRPJ, and, social contribution taxes (Contribuição Social sobre o Lucro Líquido), or CSLL;
●	financial results, which consists of interest expenses less interest income;
●	depreciation and amortization;
●	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;
●	impairment of non-current assets, which consists of impairment charges associated with our on-campus undergraduate courses segment, given the deterioration in the prospects of this business;
●	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in our consolidated financial statements;
●	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others; and
●	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that we believe are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: (i) mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and (ii) restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

We calculate Adjusted Net Income as net income (loss) for the year plus:

●	share-based compensation plan, as defined above;
●	M&A, pre-offering expenses and restructuring expenses, as defined above;
●	impairment of non-current assets, as defined above;
●	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, digital education operation licenses, non-compete agreements, customer relationship and teaching-learning material. For more information, see Note 15 to our audited consolidated financial statements, each included elsewhere in this annual report;
●	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries, related to the acquisition of our operating units from Kroton in 2016 and 2017. See Note 18 to our audited consolidated financial statements, each included elsewhere in this annual report; and
●	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is

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

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the SEC website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, reports published in November 2019 and February 2020 by Educa Estudos de Mercado S.A., or Educa Insights, commissioned by us, public information and publications on the industry prepared by official public sources, such as the Brazilian Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, the United Nations Educational, Scientific and Cultural Organization, or UNESCO, the Organisation for Economic Cooperation and Development, or OECD, the Brazilian Ministry of Education (Ministério da Educação), or the MEC, the Anísio Teixeira National Institute of Educational Studies and Research (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira), or the INEP, the Secretariat of Specialized Modalities in Education (Secretaria de Modalidades Especializadas de Educação), or Semesp, as well as private sources, such as Educa Insight, consulting and research companies in the Brazilian education industry, the Brazilian Economic Institute of Fundação Getúlio Vargas (Instituto Brasileiro de Economia da Fundação Getúlio Vargas), or FGV/IBRE, among others.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business, including the impact of the ongoing war between Russia and Ukraine;
●	the political instability related to the new mandate of the new President of Brazil which commenced on January 1, 2023, including uncertainties in relation to the implementation by the new administration of monetary, fiscal and social security policies and the political climate following the result of the election, which resulted in massive demonstrations and/or strikes, including riots in Brazil’s capital city, Brasília, on January 8, 2023;
●	the impact of any health crisis, pandemic, epidemic or outbreak, including the 2019 novel coronavirus, or COVID-19, pandemic on general economic and business conditions in Brazil and globally and any restrictive measures imposed by governmental authorities in response to the pandemic;
●	the downgrading of Brazil’s investment ratings;
●	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
●	our ability to implement our business strategy;
●	our ability to adapt to technological changes in the educational sector;
●	the availability of government authorizations on terms and conditions and within periods acceptable to us;
●	our ability to continue attracting and retaining new students;
●	our ability to maintain the academic quality of our programs;
●	our ability to maintain the relationships with our hub partners;
●	our ability to collect tuition fees;
●	our ability to grow our business;
●	the availability of qualified personnel and the ability to retain such personnel;
●	changes in the financial condition of the students enrolling in our schools in general and in the competitive conditions in the education industry, or changes in the financial condition of our schools;
●	our capitalization and level of indebtedness;
●	changes in government regulations applicable to the education industry in Brazil;
●	government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;
●	a decline in the number of students enrolled in our programs or the amount of tuition we can charge;

●	our ability to compete and conduct our business in the future;
●	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;
●	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;
●	changes in labor, distribution and other operating costs;
●	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
●	our ability to realize the anticipated benefits of our UniCesumar Business Combination;
●	our ability to realize the anticipated benefits of the issuance of shares in connection with our rights offering (see “Item 4. Information on the Company—A. History and Development of the Company—Rights Offering”), or the Rights Offering and private placement of shares to entities controlled by Crescera Capital, or Crescera, in the fourth quarter of 2022, or the Crescera Investment;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

The following tables set forth our summary financial data as of December 31, 2022, 2021 and 2020 and statement of operations for the years ended December 31, 2022, 2021 and 2020. The summary consolidated statements of financial position as of December 31, 2022, 2021 and 2020 and the summary consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2022, 2021 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report, prepared in accordance with IFRS, as issued by the IASB.

	For the Year Ended December 31,
	2022	2022	2021	2020

	U.S.$(1)	R$
	(in millions)
Statement of Profit or Loss Data
Net revenue	252.5	1,317.3	631.1	519.2
Revenue from digital education undergraduate courses	191.3	998.2	531.7	423.0
Revenue from on-campus undergraduate courses	48.1	251.1	47.0	55.6
Revenue from continuing education courses	13.0	68.1	52.4	40.6
Cost of services rendered	(96.3)	(502.3)	(240.9)	(221.5)
Gross profit	156.2	815.0	390.2	297.7

Selling expenses	(46.9)	(244.9)	(111.5)	(86.6)
General and administrative expenses	(34.4)	(179.3)	(89.3)	(73.9)
Net impairment losses on financial assets	(35.9)	(187.5)	(110.7)	(76.8)
Other income (expenses), net	(0.4)	(2.3)	0.1	0.5
Operating expenses	(117.7)	(614.0)	(311.4)	(236.8)
Operating profit	38.5	201.0	78.8	60.9

Financial income	12.4	64.6	45.5	36.5
Financial expenses	(50.7)	(264.4)	(74.9)	(64.4)
Financial results	(38.3)	(199.9)	(29.4)	(27.9)
Profit before taxes	0.2	1.1	49.4	33.0

Current income taxes	(3.4)	(18.0)	(11.3)	(19.5)
Deferred income taxes	21.1	110.2	32.6	38.6
Income tax	17.7	92.2	21.3	19.1
Net income for the year	17.9	93.3	70.7	52.1
Basic earnings per share—R$ (unless otherwise indicated)(2)
Common Shares	0.67	3.52	3.04	2.79
Diluted earnings per share—R$ (unless otherwise indicated)(3)
Common Shares	0.62	3.23	2.87	2.68
(1)

For convenience purposes only, amounts in reais as of December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)	Calculated by dividing the profit attributable to the shareholders by the weighted average number of common shares outstanding during the year.
(3)

Calculated by dividing the profit attributable to the shareholders by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

	As of December 31,
	2022	2022	2021	2020

	U.S.$(1)	R$
	(in millions)
Statement of Financial Position Data
Assets
Current assets
Cash and cash equivalents	9.0	47.2	75.6	85.9
Short-term investments	5.1	26.4	253.0	515.2
Trade receivables	43.0	224.1	140.6	115.1
Income taxes recoverable	1.3	7.0	7.7	2.2
Prepaid expenses	3.8	20.0	35.0	10.2
Receivables from hub partners	6.1	32.0	—	—
Other current assets	2.8	14.9	2.9	3.1
Total current assets	71.2	371.5	514.8	731.7

Non-current assets
Trade receivables	9.0	47.0	5.9	6.9
Indemnification assets	1.9	9.9	8.6	9.2
Deferred tax assets	38.9	203.0	—	—
Receivables from hub partners	9.2	48.1	83.4	50.8
Other non-current assets	1.3	6.9	1.6	3.6
Right-of-use assets	67.2	350.4	136.1	127.9
Property and equipment	37.3	194.6	106.8	96.7
Intangible assets	848.5	4,427.6	670.2	661.0
Total non-current assets	1,013.3	5,287.5	1,012.6	956.1
Total assets	1,084.5	5,659.1	1,527.4	1,687.8

Liabilities and Equity
Current liabilities
Trade payables	19.1	99.7	41.7	32.2
Loans and financing	25.1	131.2	—	151.8
Lease liabilities	9.8	51.3	27.2	23.4
Labor and social obligations	8.3	43.1	25.0	26.7
Taxes payable	3.1	16.0	3.3	2.4
Prepayments from customers	8.4	43.6	10.3	9.7
Payables from acquisition of subsidiaries	—	—	149.8	135.0
Other current liabilities	1.4	7.5	2.1	1.4
Total current liabilities	75.2	392.4	259.4	382.6

Non-current liabilities
Lease liabilities	52.1	272.0	134.3	126.0
Loans and financing	285.4	1,489.1	—	—
Share-based compensation	3.8	19.8	52.3	46.2
Payables from acquisition of subsidiaries	97.2	507.4	—	139.9
Provisions for contingencies	5.6	29.2	14.9	14.4
Deferred tax liabilities	148.2	773.4	—	—
Other non-current liabilities	0.3	1.5	0.4	0.7
Total non-current liabilities	592.6	3,092.3	201.9	327.2
Total liabilities	667.8	3,484.7	461.3	709.8

Equity
Share capital	0.0	0.008	—	—
Capital reserves	393.7	2,054.5	1,039.6	1,022.1
Retained earnings (accumulated losses)	23.0	119.9	26.5	(44.1)
Total equity	416.7	2,174.4	1,066.1	978.0
Total liabilities and equity	1,084.5	5,659.1	1,527.4	1,687.8
(1)

For convenience purposes only, amounts in reais as of December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

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

	For the Year Ended December 31,
	2022	2022	2021	2020

	U.S.$(1)	R$
	(in millions, except percentages)
Net Revenue	252.5	1,317.3	631.1	519.2
Net Income for the Year	17.9	93.3	70.7	52.1
Adjusted EBITDA(2)	85.7	447.1	182.4	146.7
Adjusted Net Income(3)	41.1	214.5	91.5	98.2
Adjusted Cash Flow from Operations	68.7	358.7	155.5	141.6
Adjusted Cash Flow Conversion from Operations(4)	96.0%	96.0%	82.9%	88.1%
(1)

For convenience purposes only, amounts in reais as of December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)

For information on how we define Adjusted EBITDA, see “Presentation of Financial and Other Information —Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted EBITDA to our loss for the year, see “—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA from Net Income (Loss) for the Year.”

(3)

For information on how we define Adjusted Net Income, see “Presentation of Financial and Other Information —Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted Net Income from Net Income (Loss) for the Year, see “—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income from Net Income (Loss) for the Year.”

(4)

For information on how we define Adjusted Cash Flow Conversion from Operations, see “Presentation of Financial and Other Information —Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted Cash Flow Conversion from Operations, see “—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow Conversion from Operations.”

Reconciliations for Non-GAAP Financial Measures

The following tables set forth reconciliations of Adjusted EBITDA and Adjusted Net Income to our net income for the years ended December 31, 2022, 2021 and 2020, as well as a reconciliation of Adjusted Cash Flow Conversion from Operations to our cash flow from operations for the years ended December 31, 2022, 2021 and 2020, our most recent directly comparable financial measures calculated and presented in accordance with IFRS.

For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation of Adjusted EBITDA from Net Income for the Year

The following table below sets forth a reconciliation of our Adjusted EBITDA to our Net Income (Loss) for each of the years indicated:

	For the Year Ended December 31,
	2022	2022	2021	2020

	U.S.$(1)	R$
	(in millions)
Net Income for the Year	17.9	93.3	70.7	52.1
(+) Deferred and current income tax	(17.7)	(92.2)	(21.3)	(19.1)
(+) Financial results	38.3	199.9	29.4	27.9
(+) Depreciation and amortization	28.7	150.0	54.5	51.5
(+) Interest on tuition fees paid in arrears	5.1	26.5	17.4	15.7
(+) Share-based compensation plan	(1.1)	(6.0)	14.7	11.9
(+) Other income (expenses), net	0.4	2.3	(0.1)	(0.5)
(+) M&A, pre-offering expenses and restructuring expenses	14.0	73.3	17.1	7.2
Adjusted EBITDA(2)	85.7	447.1	182.4	146.7
(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)

We calculate Adjusted EBITDA as net income for the year plus deferred and current income tax plus financial results plus depreciation and amortization plus interest on tuition fees paid in arrears plus impairment of non-current assets plus share-based compensation plan plus other income (expenses), net, plus M&A, pre-offering expenses and restructuring expenses. Adjusted EBITDA is a non-GAAP measure. Our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies. For further information see “Presentation of Financial and Other Information —Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation of Adjusted Net Income from Net Income for the Year

The following table below sets forth a reconciliation of our Net Income from Adjusted Net Income for each of the years indicated:

	For the Year Ended December 31,
	2022	2022	2021	2020

	U.S.$(1)	R$
	(in millions)
Net Income for the Year	17.9	93.3	70.7	52.1
(+) M&A, pre-offering expenses and restructuring expenses	14.0	73.3	17.1	7.2
(+) Impairment of non-current assets	—	—	—	—
(+) Share-based compensation plan	(1.1)	(6.0)	14.7	11.9
(+) Amortization of intangible assets from business combinations	14.9	77.8	4.8	14.6
(+) Interest accrued on payables from the acquisition of subsidiaries	3.6	18.6	12.9	18.0
(+) Corresponding tax effects on adjustments	(8.1)	(42.5)	(28.7)	(5.6)
Adjusted Net Income(2)	41.1	214.5	91.5	98.2
(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)

We calculate Adjusted Net Income as net income for the year plus share-based compensation plan plus M&A, pre-offering expenses and restructuring expenses, plus impairment of non-current assets plus amortization of intangible assets recognized as a result of business combinations plus interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on payables from the acquisition of subsidiaries plus corresponding tax effects on adjustments. Adjusted Net Income is a non-GAAP measure. Our calculation of Adjusted Net Income may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies. For further information see “Presentation of Financial and Other Information —Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation of Adjusted Cash Flow Conversion from Operations

The following table below sets forth a reconciliation of our Adjusted Cash Flow Conversion from Operations for each of the years indicated:

	For the Year Ended December 31,
	2022	2022	2021	2020

	U.S.$(1)	R$
	(in millions, except percentages)
Cash Flow from Operations	72.1	376.0	155.5	141.6
(+) Income tax paid	(3.3)	(17.3)	(18.5)	(18.7)
Adjusted Cash Flow from Operations	68.7	358.7	137.0	122.9
Adjusted EBITDA(2)	85.7	447.1	182.4	146.7
(-) M&A, pre-offering expenses and restructuring expenses	(14.0)	(73.3)	(17.1)	(7.2)
Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	71.6	373.8	165.3	139.5
Adjusted Cash Flow Conversion from Operations(2)(3)	96.0%	96.0%	82.9%	88.1%
(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)

For information on how we define Adjusted EBITDA, see “Presentation of Financial and Other Information —Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted EBITDA to our net income for the year, see “—Reconciliation of Adjusted EBITDA from Net Income for the Year.”

(3)

We calculate Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses and restructuring expenses into consideration). Adjusted Cash Flow Conversion from Operations is a non-GAAP measure. Our calculation of Adjusted Cash Flow Conversion from Operations may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies. For further information see “Presentation of Financial and Other Information —Special Note Regarding Non-GAAP Financial Measures.”

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

Summary of Risk Factors

Summary of Risks Relating to Our Business and Industry

●	If we are unable to enter into agreements and maintain good relationships with, and/or increase the number of, our hub partners, our business and growth may be adversely affected. We derive a significant portion of our revenue from partnerships with education centers. We enter into these partnerships through contracts with hub partners who provide centers with infrastructure for our students, which may include private schools, and to whom we provide teachers and materials, teaching methodologies, as well as pedagogical, administrative and marketing advice. Failure by our hub partners to comply with the terms of those agreements, and any failure by us to enforce such terms, may also adversely affect us. In addition, failure by our hub partners to maintain their existing levels of profitability may result in changes in their view about the advantages of continuing their relationships with us.
●	We are subject to various federal laws and extensive government regulation, and changes in such laws and regulation, including tax laws, could have a material adverse effect on our business and our growth strategy. Any significant changes to the regulatory framework within which we currently operate could have a material adverse effect on us. Furthermore, any change or review of the tax treatment of our activities, or the loss or reduction in tax benefits on the sale of books (including digital content) may materially adversely affect us.
●	We face significant competition in each program we offer and each geographic region in which we operate. If we fail to compete effectively, we may lose market share and our profitability may be adversely affected. To compete effectively, we may be required to reduce our tuition or increase our operating expenses in order to retain or attract students or to pursue new market opportunities. As a result, our revenue and profitability may decrease. We cannot assure you that we will be able to compete successfully against our current or future competitors.
●	Our business depends on the continued success of our brands “Uniasselvi” and “UniCesumar,” and if we fail to maintain and enhance recognition of our brands, we may face difficulty enrolling new students, and our reputation and operating results may be harmed. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition.
●	The COVID-19 pandemic, or any health crisis, epidemic, pandemic or outbreak may cause an adverse effect on our operations, including the partial closure of our business. The extension of such event, including the COVID-19 pandemic, and the perception of its effects are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow.

Summary of Risks Relating to Brazil

●	The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our common shares. Uncertainty over whether the Brazilian federal government will implement certain reforms or changes in policy or regulation in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results.
●	Economic uncertainty and political instability in Brazil may harm us and the price of our common shares. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.
●	Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our common shares.
●	Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, as well as the recent ongoing war between Russia and Ukraine, may harm the Brazilian economy and the price of our common shares. Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our common shares. These developments, as well as potential crises and forms of political instability arising therefrom or any other yet unforeseen development, may harm our business and the price of our common shares.

Risks Relating to the UniCesumar Business Combination

●	We may not realize the benefits anticipated from the UniCesumar Business Combination, which could adversely affect the price of our common shares. The UniCesumar Business Combination is our first acquisition after our initial public offering. The anticipated benefits from the UniCesumar Business Combination are, necessarily, based on projections and assumptions of expert advisors hired by us about the combined businesses of Vitru and UniCesumar, which may not materialize as expected or which may prove to be inaccurate, which could adversely affect the price of our common shares. Our ability to achieve the anticipated benefits will depend on our ability to successfully and efficiently integrate the business and operations of UniCesumar with our business and achieve the expected synergies.
●	The UniCesumar Business Combination may result in significant charges or other liabilities that could adversely affect the financial results of the combined company. The financial results of the combined company, following the UniCesumar Business Combination, may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with our integration of the business and operations of UniCesumar.
●	The use of cash and short-term investments and the incurrence of significant indebtedness in connection with the financing of the UniCesumar Business Combination may have an adverse impact on our liquidity, limit our flexibility in responding to other business opportunities and increase our vulnerability to adverse economic and industry conditions. We have funded the UniCesumar Business Combination using our cash and cash equivalents, short-term investments and new indebtedness consisting of the issuance of two series of secured, non-convertible debentures, including Series 1 debentures in an amount of R$500.0 million and Series 2 debentures in an amount of R$1,450.0 million maturing on May 15, 2024, and May 15, 2027, respectively, or the Debentures. As of December 31, 2021, we had indebtedness of R$311.3 million, cash and cash equivalents of R$75.6 million and short-term investments of R$253.0 million. As of December 31, 2022, we had indebtedness of R$2,450.9 million, cash and cash equivalents of R$47.2 million and short-term investments of R$26.4 million. The increase in our indebtedness and decrease in our cash and cash equivalents and short-term investments is due to our funding of the UniCesumar Business Combination.

Summary of Risks Relating to Our Common Shares

●	Our Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our common shares. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.
●	As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies. If some investors find our common shares less attractive as a result of our reliance on exemptions applicable to foreign private issuers or emerging growth companies, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.
●	Our common shares may not be a suitable investment for all investors, as investment in our common shares presents risks and the possibility of financial losses. Each potential investor in our common shares must therefore determine the suitability of that investment in light of its own circumstances, for instance, evaluating if such investor has sufficient knowledge and experience to make a meaningful evaluation of our common shares; has access to, and knowledge of, appropriate analytical tools to evaluate an investment in our common shares; and have sufficient financial resources and liquidity to bear all of the risks of an investment in our common shares.

Risks Relating to Our Business and Industry

We are subject to various federal laws and extensive government regulation, and changes in such laws and regulation, including tax laws, could have a material adverse effect on our business and our growth strategy.

We are subject to several federal laws and to comprehensive government regulation enacted by the MEC. The most relevant legislation is the following: Federal Law No. 9,131/1995 (The National Education Council Act), Federal Law No. 9,394/1996 (The National Education Directives and Bases Act), Federal Law No. 9,870/1999 (The Tuition Act) and Federal Law No.10,861/2004 (National System for Higher Education Quality Evaluation – SINAES Act). Additionally, there are a series of further laws and regulations which establish a framework for the provision of educational services, in particular relating to (i) undergraduate education and related regulatory proceedings; (ii) online education; (iii) post-graduation; (iv) quality assurance and evaluation; and (v) penalties.

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

Brazilian education regulations define three types of postsecondary education institutions: (i) colleges; (ii) university centers; and (iii) universities. Each of these requires prior accreditation from the MEC to operate. Courses offered by colleges depend on prior authorizations from the MEC to be implemented, while courses offered by university centers and universities are not subject to such requirements, except for courses in law, medicine, psychology, nursing and dentistry, which do require the prior authorization from the MEC. For courses in law and medicine, prior to the authorization from the MEC, it is necessary to obtain a formal opinion issued by Federal Council of the Brazilian Bar Association or the National Health Council, respectively.

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

Changes to the rules or delays or suspension of tuition payments made through government programs such as FIES, PROMUBE, UNIEDU and others, may adversely affect UniCesumar’s, and as a result, our, business, financial condition and results of operations.

We completed the UniCesumar Business Combination on May 20, 2022. UniCesumar benefits from certain governmental programs to fund students’ education, the discontinuation of which could adversely affect us.

For example, some of UniCesumar’s students finance their tuition fees through the Student Financing Program (Programa de Financiamento Estudantil), or FIES, created by the Brazilian federal government, and operated through the National Fund for Educational Development (Fundo Nacional de Desenvolvimento da Educação), or FNDE, which offers financing to low-income students enrolled in undergraduate programs in private higher education institutions. Recent changes to the rules to renew FIES contracts, as well as the substantial downsizing of the system to enter into new student financing agreements, may negatively affect the number of students enrolled in our courses, causing a reduction in our revenues.

Furthermore, as a result of UniCesumar’s participation in the Municipal Scholarship Program (Programa Municipal de Bolsas de Estudo), or PROMUBE, it benefited from tax exemptions until April 2021. PROMUBE’s purpose is to provide full and partial scholarships in undergraduate courses and sequential courses (cursos sequenciais) in private educational institutions located in Maringá, in the State of Paraná, to students who meet certain socio-economic criteria and that have lived in Maringá for at least two years. It has been suspended since April 2021, pending an update to the legislation and regulations of the program. If PROMUBE is not reinstated, UniCesumar may experience a decline in its revenues and a decline in the number of students at its campuses. In addition, the current Governor of the state of Santa Catarina has put forward proposals to substitute UNIEDU for a new public policy known as “Free University” (Faculdade gratuita). According to the outline that has already been released, this policy would involve the payment, by the state of Santa Catarina, of the amount corresponding to all seats currently offered by Community Higher Education Institutions (Instituições Comunitárias de Ensino Superior) – a type of nonprofit institution with a special involvement in local communities. If the proposal is submitted as a bill and approved by Santa Catarina’s Legislative Assembly it may exclude all private universities from state public funds which could have a material adverse effect on our business in Santa Catarina. We also participate from time to time in other government programs.

Should (i) the operators of these government programs terminate or reduce the payment of monthly tuition fees to our institutions that participate in those programs, (ii) the students benefiting from these government programs fail to meet the requirements for enrollment in the programs, (iii) the operators of these government programs extend the term to make reimbursements under the programs or adversely change their rules, or (iv) UniCesumar becomes ineligible to participate in these government programs, including as a result of breaching its contractual commitments or as a result of criminal proceedings, our and UniCesumar’s results of operations, cash flow, financial conditions and results may be materially adversely affected. No assurance can be given that UniCesumar will benefit from these or any other government programs going forward.

If we are unable to enter into agreements and maintain good relationships with, and/or increase the number of, our hub partners, our business and growth may be adversely affected. Failure by our hub partners to comply with the terms of those agreements, and any failure by us to enforce such terms, may also adversely affect us. In addition, failure by our hub partners to maintain their existing levels of profitability may result in changes in their view about the advantages of continuing their relationships with us.

A significant portion of our revenue is derived from partnerships with education centers. Our net revenue was R$1,317.3 million for the year ended December 31, 2022 and R$631.1 million for the year ended December 31, 2021, and R$519.2 million for the year ended December 31, 2020, most of which was derived from students who study in hubs managed by our hub partners. We enter into these partnerships through contracts with hub partners who provide centers with infrastructure for our students, which may include private schools, and to whom we provide teachers and materials, teaching methodologies, as well as pedagogical, administrative and marketing advice. As of December 31, 2022, 93.6% of our hubs are partner hubs. We typically enter into contracts with our hub partners for indefinite terms. In the event of termination, in order to minimize the impact of early termination of these contracts on our students, hub partners are required to carry out their obligations under the applicable contract until the end of the semester during which the termination of the contract is initiated.

We also rely in part on existing partner referrals to attract new hub partners. Accordingly, maintaining a good relationship with our hub partners and developing new relationships and expanding our network of hub partners are essential to the success of our business. As of December 31, 2022 and December 31, 2021, we had 675 and 275 hub partners, respectively. Additionally, we may not be able to renew our contracts with our hub partners, due to, among others, changes in the leadership composition of our hub partners and their decisions to discontinue existing relationships with us. In addition, our hub partners are independent entities, and we cannot guarantee that our hub partners will be able to maintain their existing levels of profitability and, therefore, that they will continue to view their relationships with us as valuable.

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

Recently the Supreme Court of Brazil, or the STF, reversed an earlier position in relation to the treatment of taxes collected on an ongoing basis that have been subject to a legal determination by the court. The court determined that an earlier final decision (res judicata) dealing with taxes collected on ongoing basis, for example, the CSLL, will lose its effects if the STF later determines otherwise in a contrary decision. As a result, companies will need to evaluate and, when necessary, adjust the amounts recognized in their financial statements. This could include in the recognition of expenses and provisions related to taxes collected on an ongoing basis. This new determination may impact our results if new decisions on taxes collected on an ongoing basis are determined which are contrary to those that we have previously adopted, including, as an example, in relation to the CSLL exemption for joining PROUNI. For more information, see “Item 4. Information on the Company—B. Business Overview—Financing Alternatives for Students: Incentive Programs—University for All Program (PROUNI)”.

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

We may be disqualified from the PROUNI program and lose the benefit of any related tax exemptions if we do not comply with certain requirements, such as providing total or partial scholarships for a percentage of students who paid their tuition in the previous year, granting partial scholarships, submitting to the MEC semi-annual records of attendance, achievement and drop-out of students receiving scholarships, among others. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview.” If we lose the benefit of these tax exemptions or are unable to comply with other, more stringent requirements that may be introduced in the future, our business, financial condition and results of operations could be materially adversely affected.

Additional changes in tax legislation may result in a risk related to the prohibition, interruption, or even modification in invoking pre-existing tax exemptions. As such, we cannot assure you that we would be able to maintain the standard taxes and other benefits related to PROUNI in case of further amendments to tax legislation. Any suspension, accelerated default, repayment, or inability to renew our tax exemptions may have an adverse effect on our results of operations. Furthermore, our business, financial condition, and the operation results may be significantly affected in a scenario where (i) we lose our tax exemptions and/or benefits, (ii) we are unable to comply with future requirements or even (iii) in case of amendments to legislation which limit our ability to maintain these tax benefits.

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

We may face difficulties in effectively integrating and managing a growing number of hubs and campuses.

Our number of hubs and campuses has grown significantly since we began our operations and we may face significant challenges in the process of integrating the operations of any new hubs with our existing hubs, such as the inability to manage a greater number of geographically dispersed employees and create and implement efficient uniform controls, procedures and policies, in addition to the incurrence of high integration costs. The anticipated benefits of the expansion we may pursue will not be achieved unless we successfully integrate the new hubs into our operations and effectively manage, market and apply our business strategy to them. We may also be unable to integrate faculty and personnel with different professional experience and from different corporate cultures, and our relationship with current and new employees, including tutors and professors, may be impaired. In addition, we may face challenges in entering into successful collective bargaining arrangements with unions due to differences in the negotiation procedures followed in the different geographic regions of the new hubs. See “—We could be adversely affected by the terms and conditions of collective bargaining agreements with the labor unions representing our tutors and professors and administrative employees or by strikes and other union activity.” If we are not able to manage our growth effectively, our business could be materially adversely affected.

A material weakness in our internal control over financial reporting has been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. In connection with the audit of our consolidated financial statements, we identified a material weakness in our internal control over financial reporting as of December 31, 2022, which is described below. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim condensed consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our insufficient accounting resources and processes necessary to comply with the reporting and compliance requirements of IFRS and the SEC following the UniCesumar Business Combination. Specifically, we identified deficiencies in our controls over (i) the segregation of duties across business processes and the general information technology environment controls; (ii) the financial reporting closing process, invoicing and accounts receivable, purchasing and accounts payable, revenue recognition, as well as calculations, processes and provisions related to payroll; and (iii) the procedures in place to maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions. As a result, considering these factors in the aggregate, we identified a material weakness in our internal control over financial reporting as of December 31, 2022.

This material weakness did not result in a misstatement to our consolidated financial statements included herein. However, the material weakness described above could have resulted in a misstatement of one or more account balances or disclosures that could result in a material misstatement to the annual or interim condensed consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute a material weakness. In order to address this material weakness, we will adopt remediation plans, which we expect will contribute to improving our processes and internal controls environment. Despite the fact that we are focused on implementing robust internal controls over financial reporting, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting.

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

In addition, our obligations as a public company also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. These cost increases compared to the periods prior to our initial public offering and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

As a result of the UniCesumar Business Combination, and any other acquisitions or business combinations we may seek to undertake in the future, additional material weaknesses in our internal control over financial reporting may be identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be adversely affected.

In connection with the audit of our consolidated financial statements, we and our independent registered public accounting firm may identify material weaknesses, which are deficiencies, or combinations of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Our management has assessed the effectiveness of our internal control over financial reporting and we identified a material weakness in our internal control over financial reporting as of December 31, 2022. For more information on this material weakness, see “―A material weakness in our internal control over financial reporting has been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.”

Prior to the UniCesumar Business Combination, UniCesumar was a privately-held company and had limited accounting personnel and other resources to address internal control over financial reporting. As a result of the UniCesumar Business Combination, UniCesumar, including its internal controls and accounting processes, is in the process of being integrated into our Company. In subsequent assessments of our internal control over financial reporting, we may identify further material weaknesses, including material weaknesses arising from UniCesumar’s prior status as a privately-held company, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be adversely affected.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations.

Our revenues, expenses and, consequently, our operating results normally fluctuate as a result of seasonal variations in our business. Specifically:

●	Our digital education undergraduate courses are structured around separate monthly modules. This enables students to enroll in digital education courses at any time during a semester. Despite this flexibility, we generally experience a higher number of enrollments in digital education courses in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, we generally experience a higher number of enrollments at the beginning of the first semester of each year than at the beginning of the second semester of each year. This is due to the high school calendar in Brazil in which classes conclude in December. In order to attract and encourage potential new students to enroll in our undergraduate courses later in the semester, we often offer discounts, generally equivalent to the number of months that have passed in the semester. As a result, we usually record higher revenue in the second and fourth quarters of each year. Revenue is also higher later in the semester due to lower dropout rates during that same period. See “Item 4. Information on the Company—B. Business Overview—Our Business—Our Products and Services—Seasonality.”

●	A significant portion of our expenses are also seasonal. Due to the nature of our business cycle, a significant amount of selling and marketing expenses are required to cover costs in connection with the first semester intake, which in Brazil is typically in December, January and February.

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

We believe that our growth depends on a number of factors, including, but not limited to, our ability to:

●	attract and retain students, thus increasing the number of students of our educational programs;
●	continue to introduce our educational programs to new markets;
●	provide high quality support to students and hub partners using our products and services;
●	expand our business and increase our market share;
●	compete with the products, services, offers, prices and incentives offered by our competitors;
●	develop new educational programs, products, services, offerings and technologies;
●	identify and acquire or invest in businesses, products, offerings or technologies that we believe may be able to complement or expand our operations; and
●	increase the positive perception of our brands, especially the “Uniasselvi” and “UniCesumar” brands.

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

We are dependent upon the ability and experience of a number of our key personnel who have substantial experience with our operations. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers could have a material adverse effect on our business, financial condition and results of operations. As of December 31, 2022, we do not carry any key man insurance against such risks.

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

Our primary source of income is the monthly tuition payments we charge to our students. For the year ended December 31, 2022, payroll and social charge expenses represented 46.2%, sales and marketing represented 19.6%, materials represented 6.2%, and utilities, cleaning and security costs represented 1.5% of our total costs and expenses, respectively. Personnel costs, lease values and the cost of electricity are adjusted regularly using indices that reflect changes in inflation levels. In addition, increases in the price of the inputs used for editing and publishing the printed materials related to our educational platform, particularly the price of paper, the cost of printing services and publishing, as well as increases in the fees of our third party printer providers, which produce our printed educational materials, could adversely affect our results if we are not able to fully pass these cost increases on to our students.

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

For further information about our costs and expenses by nature, see Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

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

Our payroll and social charge expenses account for the majority of our total costs and expenses, or 46.2% and 49.9% of such costs and expenses for the year ended December 31, 2022 and the year ended December 31, 2021, respectively. Our faculty and administrative employees are represented by labor unions with a strong representation in the higher education sector and are covered by collective bargaining agreements or similar arrangements negotiated by associations representing employers and labor unions representing employees. Such collective bargaining agreements determine the length of the school day, the length of the school year, minimum compensation, raises for cost-of-living, vacations and fringe benefits, among other terms. These agreements are subject to annual renegotiation and may be so modified. We are not members of an association representing employers and we do not therefore participate in collective bargaining agreements negotiations. Typically, inflation rates have been used as a reference for annual wage increases; however, certain collective bargaining agreements may also provide for adjustments in excess of inflation for our faculty and administrative employees. We could also be adversely affected if we fail to achieve and maintain cooperative relationships with our tutors, professors’ or administrative employees’ unions or face strikes, stoppages or other labor disruptions by our tutors, professors or employees.

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

We may not be able to identify and acquire new acquisition targets, or realize the benefits of business divestitures, or otherwise meet our strategic and financial goals in connection with any business acquisitions and divestitures we seek to undertake, and difficulties in effectively integrating and managing a growing number of acquisitions, or separating from divested businesses, may adversely affect our strategic objectives.

We expect to continue to acquire other businesses, including digital education institutions, education companies or other targets active in this field, such as UniCesumar, as part of our strategy to expand our operations, including through acquisitions that may be material in size and/or of strategic relevance. We cannot assure you that we will continue to be able to identify targets responsive to these criteria that provide suitable acquisition opportunities, or to acquire such targets on favorable terms or at all. In addition, we may engage from time to time in divestments of businesses or assets, and we cannot assure you that we will able to find suitable purchasers or to complete any such divestment on favorable terms or at all.

In addition, our previous and any future acquisitions (including that of UniCesumar) and divestitures involve a number of risks and challenges that may have a material adverse effect on our business and results, including the following:

●	the acquisition or divestment may not contribute to our commercial strategy or the image of our institution;
●	a future acquisition or divestment may be subject to approval by Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica) or other regulatory authorities, which may deny the necessary approvals for, or impose conditions or restrictions on, the transaction;
●	we may face contingent and/or successor liabilities (either currently known or unknown to us) in connection with, among other things, (i) judicial and/or administrative proceedings of the acquired institutions, including but not limited to, regulatory, tax, labor, social security, environmental and intellectual property proceedings, and (ii) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory matters, all of which may not be sufficiently indemnifiable under the relevant acquisition agreement;
●	the acquisition and divestiture process may require additional funds and/or may be time-consuming, and past and future acquisitions or divestments and the subsequent integration or separation of new assets and businesses require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have a material adverse effect on our business operations;
●	our investments in acquisitions may not generate the expected returns, and we may mismanage administrative and financial resources as part of the integration process;
●	the business model of the institutions we acquire may differ from ours, and we may be unable to adapt them to our business model or do so efficiently;

●	we may not be able to integrate efficiently and successfully the operations of the institutions we acquire, including their personnel, corporate cultures, financial systems, distribution or operating procedures;
●	certain acquisitions may impact our financial reporting obligations and the preparation of our consolidated financial statements, resulting in delays to such preparation;
●	the acquisitions may generate goodwill, the impairment of which will result in the reduction of our net income and dividends, and our financial statements may be affected as a result of the application of our accounting policies to the results of our acquisitions;
●	the transfer of management of the target institution resulting from a change of control or corporate restructuring must be notified to the MEC, within 60 days from the consummation of the acquisition, and MEC may impose additional restrictions on its reaccreditation; and
●	we may be unable to provide the acquired company with the necessary resources to support its operations and if, by the time of the reaccreditation of the acquired company with the MEC, the MEC finds that we have failed to meet any applicable reaccreditation requirements, it may impose additional restrictions or conditions on the reaccreditation of the acquired company.

We may from time to time assess divestment opportunities and conduct divestments where we believe such transactions would be beneficial to our business strategy. Divestments may require us to expend significant time, funds and other resources, and may not always be completed within the expected time frame or on the terms and conditions that we expect. We may also be unable to reap the benefits of any divestments we undertake. Our asset base, total revenue, cash flows and net income may also be reduced significantly following a divestment, which could adversely affect our business, financial condition and results of operations as well as our ability to make distributions to our shareholders and result in a decrease in the price of our common shares. Any divestiture, whether we are able to complete it or not, may involve a number of risks, including diversion of management’s attention, a negative impact on our customer relationships, costs associated with maintaining the business of the targeted divestiture during the disposition process, and the costs of closing and disposing of the affected business or transferring remaining portions of the operations of the business to other facilities. Furthermore, to the extent that we are not successful in completing desired divestitures, as such may be determined by future strategic plans and business performance, we may have to expend substantial amounts of cash, incur debt, or continue to absorb the costs of loss-making or under-performing assets.

The success of any acquisition, business combination, divestment or other strategic transaction depends to a significant extent on our ability to accurately assess valuation, business operations, growth potential, integration and other factors relating to the company or business in question. Such assessments may not be accurate and such transactions may not be completed on terms and conditions or within a time frame favorable to us, or that we will be able to reap the benefits of any such transaction either in full or at all.

We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing on favorable terms to complete any potential acquisition or other significant transaction and implement our expansion plans, our growth strategy may be materially and adversely affected.

We may face significant challenges in the process of integrating the operations of UniCesumar or any other acquired companies with our existing business, such as the inability to manage a greater number of geographically dispersed employees and create and implement efficient uniform controls, procedures and policies, in addition to the incurrence of high or unexpected integration costs. As of the date hereof, we are in the process of integrating the operations of UniCesumar with our existing business. The anticipated benefits of the UniCesumar Business Combination and of any acquisitions we may pursue will not be achieved unless we successfully and efficiently integrate the relevant acquired companies into our operations and effectively manage, market and apply our business strategy to them. We may also be unable to integrate faculty and personnel with different professional experiences and from different corporate cultures, and our relationship with current and new employees, including tutors and professors, may be impaired. In addition, we may face challenges in entering into successful collective bargaining arrangements with unions due to differences in the negotiation procedures followed in the different geographic regions of the acquired companies. If we are not able to manage our expanded operations and these integrations effectively, our business and growth strategy could be materially adversely affected.

We may not be able to appropriately manage the expansion of our business and staff or the increased complexity of our software and platforms, or grow in our addressable market.

As of December 31, 2022, we experienced a period of significant expansion and are facing a number of expansion-related issues, such as the acquisition and retention of experienced and talented personnel, cash flow management, corporate culture and internal controls, among others. These issues and the significant amount of time spent on addressing them may result in the diversion of our management’s attention from other business issues and opportunities. In addition, we believe that our corporate culture and values are critical to our success, and we have invested a significant amount of time and resources building them. If we fail to preserve our corporate culture and values, our ability to recruit, retain and develop personnel and to effectively implement our strategic plans may be harmed.

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

Our business depends on the continued success of our brands “Uniasselvi” and “UniCesumar,” and if we fail to maintain and enhance recognition of our brands, we may face difficulty enrolling new students, and our reputation and operating results may be harmed.

We believe that market awareness of our brands “Uniasselvi” and “UniCesumar” has contributed significantly to the success of our business. Maintaining and enhancing our brands are critical to our efforts to grow student enrollments. We rely heavily on the efforts of our sales force and our marketing channels, including online advertising, search engine marketing, social media and word-of-mouth. Failure to maintain and enhance our brands recognition could have a material and adverse effect on our business, operating results and financial condition. We have devoted significant resources to our brands promotion efforts in recent years, but we cannot assure you that these efforts will be successful. Additional efforts to promote our brands, or increases in the costs we incur to promote our brands may also result in significant additional expenses, which could adversely affect our profitability. Our ability to attract new customers and retain our existing customers depends on our investments in our brands, on our marketing efforts and the success of our sales team, and the perceived value of our services in comparison with our competitors. If customers fail to distinguish our brands and the content we offer from our competitors, this may lead to decreased sales and revenue, lower margins or a decline in the market share of our brands. If our marketing initiatives are unsuccessful or become less effective, if we are unable to further enhance our brands recognition, if we incur excessive marketing and promotion expenses, if the image of our brands is negatively impacted by any negative publicity, or if our customers or third parties misuse our brands in a way that results in a poor general perception of our brands, our business and results of operations could be materially and adversely affected. In addition, if any of our hub partners engages in unlawful activities, the general public may associate such hub partner’s behavior with our brand, generating negative publicity that may adversely affect our reputation.

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

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality and intellectual property license and assignment agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of the date of this annual report, we did not have issued patents or patent applications pending in or outside Brazil. We are party to several agreements with third party authors with respect to educational content, for indefinite terms. As of December 31, 2022, we owned 51 trademarks. As of the date of this annual report, we owned 85 registered domain names in Brazil. Our brand is not a registered trademark in the U.S. From time to time, we expect to file additional patent, copyright and trademark applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. Any dismissal of our “Uniasselvi” or “UniCesumar” trademark applications may impact our business. Third parties may challenge any patents, copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our patents, copyrights, trademarks and other proprietary rights and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

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

We are party to legal and administrative proceedings arising from the ordinary course of our business or from nonrecurring corporate, tax or regulatory events, involving our suppliers, hub partners, students and faculty members, as well as tax authorities, especially with respect to civil, tax and labor claims. We, or our Principal Shareholders, directors or officers may, in the future, be party to legal and administrative proceedings, involving the same or other aspects of our business. We cannot guarantee that the results of these proceedings will be favorable to us or that we have made sufficient provisions for liabilities that may arise from these or other proceedings. Even if we adequately address issues raised by any inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or those lawsuits or claims. Adverse decisions in material legal, arbitration or administrative proceedings, even if such proceedings are without merit, may adversely affect our reputation, results of operations and the price of our common shares.

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

Some of the properties in which we operate are owned by companies controlled by certain of the former shareholders of UniCesumar (including our current Co-CEO and two Vitru directors). We may therefore be exposed to conflicts of interest, since the administration of such properties may conflict with our interests, those of such shareholders and those of our other shareholders.

Some of the properties in which we operate, including properties where some of our campuses are located, are owned and operated, directly or indirectly, by certain of the former shareholders of UniCesumar (including our current Co-CEO and two Vitru directors). Specifically, on May 20, 2022, UniCesumar entered into a lease agreement with Soedmar Sociedade Educacional de Maringá Ltda., or Soedmar, pursuant to which Soedmar agreed to lease to UniCesumar certain properties at (i) Campus Maringá located in the State of Paraná, (ii) Campus Ponta Grossa, located in the State of Paraná, (iii) Campus Londrina, located in the State of Paraná, (iv) Campus Curitiba, in the State of Paraná, (v) and Terreno Londrina. The lease agreement is for an initial term of 20 years, subject to certain provisions set out in the lease agreement. The monthly rent payable by us under the lease agreement for all the properties is approximately R$1.8 million.

The interests of those shareholders in the administration of such properties may conflict with our interests and those of our other shareholders. We cannot assure you that we will be able to manage any conflicts of interest, which may arise successfully or at all. Failure to manage such conflicts of interest may have a material adverse effect on our business, financial condition and results of operations, as well as on our reputation and the market price of our common shares.

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

As of December 31, 2022, and December 31, 2021, our total consolidated indebtedness (consisting of lease liabilities and accounts payable from acquisition of subsidiaries and loans and financing) was R$2,450.9 million and R$311.3 million, respectively.

In addition, as of December 31, 2022, our current assets were R$371.5 million, and our current liabilities were R$392.4 million. Based on these amounts we can determine that due to the UniCesumar Business Combination, our current liabilities are higher than our current assets.

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

Additionally, certain restrictions applicable to us, such as limits on incurring indebtedness and new credit may result in the early termination of certain of our financial agreements in the event of changes to our indebtedness.

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

We depend on dividends being distributed to us by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive or if the Brazilian government imposes taxes or restrictions on the distribution of dividends or interest on shareholders’ equity by subsidiaries to parent companies.

We control a number of subsidiary companies that carry out the business activities of our corporate group. Our ability to comply with our financial obligations and to pay dividends to our shareholders depends on our ability to receive distributions from the companies we control, which in turn depends on the cash flow and profits of those companies. There is no guarantee that the cash flow and profits of our controlled companies will be sufficient for us to comply with our financial obligations and pay dividends to our shareholders.

Additionally, changes in Brazilian tax legislation affecting our Brazilian subsidiaries have historically been frequent and may become more frequent as a result of the weakened financial position of the Brazilian federal and state governments. Although no recent changes regarding the taxation of dividends have been enacted as of the date hereof, it is not possible to determine at this time what changes might eventually become law, and how any such changes could impact the taxation applied to dividends. If changes are enacted, these measures could increase the tax expenses associated with any dividend or distribution from our Brazilian subsidiaries, which could have adverse effects on our ability to receive dividends or cash distributions from our subsidiaries in Brazil, impacting our results, as well as our ability to pay any future dividends or cash distributions. A tax reform in Brazil or any change in the laws and regulations that affects the taxes or tax incentives applicable to our Brazilian subsidiaries may directly or indirectly adversely impact our business and results of our operations.

Moreover, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations. Furthermore, we may be adversely affected if the Brazilian government imposes legal restrictions on dividend distributions by our Brazilian subsidiaries. In addition, exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.

Lastly, our Debentures are secured by certain collateral in accordance with Brazilian law, including the share capital of UniCesumar and its relevant economic rights pursuant to a fiduciary assignment (alienação fiduciária em garantia), and certain receivables of UniCesumar from the provision of educational services, as well as being guaranteed by Sociedade Educacional Leonardo da Vinci Ltda., UniCesumar, Sociedade Educacional do Vale do Itapocu Ltda., Fac Educacional Ltda. and Fair Educacional Ltda. Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários is the fiduciary agent for the Debentures. If there were to be a default or event of default under the Debentures, upon enforcement against that collateral we may lose our economic and voting rights over UniCesumar, which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, if there were to be a default or event of default, our aforementioned guarantors are contractually required to pay outstanding amounts due by Vitru Brasil in relation to our Debentures, which could adversely impact our financial condition and the results of our operations. See “—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our common shares,” “—Risks Relating to Brazil —Economic uncertainty and political instability in Brazil may harm us and the price of our common shares” and “Item 8. Financial information—A. Consolidated statements and other financial information—Dividends and Dividend Policy.”

We and our subsidiaries may be held directly or indirectly responsible for labor claims pursuant to contracted services.

To meet the needs of our students and offer greater comfort and quality in all areas and aspects of our activities, we depend on hub partners, service providers and suppliers, engaged by us or by our hub partners, for services such as cleaning, call center, maintenance, reception, IT, construction and security. We may be adversely affected if these third-party service providers, hub partners and suppliers do not meet their obligations under Brazilian labor laws. In particular, according to Brazilian law we may be liable to the employees of hub partners, these service providers and suppliers for labor obligations of these service providers and suppliers, and may also be fined by the relevant authorities. If we are held liable for such claims, we may be adversely affected.

Climate change can create transition risks, physical risks and other risks that could adversely affect us.

Climate risk is as a transversal risk that can be an aggravating factor for the types of traditional risks that we manage in the ordinary course of business, including without limitation the risks described in this “Risk Factors” section. We consider climate change may impact our market share through physical and transition. Risks associated with climate change are gaining increasing social, regulatory, economic and political relevance, both in Brazil and globally.

Physical risks resulting from climate change can be event-driven (acute) or long-term shifts (chronic, such as changes in precipitation patterns or temperatures). Acute physical risks include extreme weather events, such as drought, hurricanes, or floods. Such events may, for example, prevent us or our hubs partners from operating normally, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility.

Transition risks refer to actions brought on to address mitigation and adaptation measures related to climate change, and they can fall into various categories such as market, technology, and policy changes. Climate change policy and requirements are continuing to evolve at regional, national, and international levels, and political and economic events, as well as related public attention, may significantly affect the scope and timing of new climate change-related measures that are ultimately imposed on economic sectors. In particular, policy actions (including those that attempt to constrain actions that contribute to the adverse effects of climate change and those that seek to promote adaptation to climate change), could result an increase in the regulatory environmental requirements to which we are subject, as detailed under “—We are subject to environmental laws and regulations, which may become more stringent in the future and increase our obligations and capital investments with respect to their compliance.” Although it is not possible at this time to predict how new laws or regulations would impact our business, any future requirements imposing carbon pricing schemes, carbon taxes, emission control, or emission reduction obligations on our operations or activities performed by third parties hired to support our business may significantly impact our activities, such as increased compliance costs, impact on supply chain, implications for our employees’ health, among others, which could limit our ability to pursue certain business opportunities and provide certain products and services, each of which could adversely affect our business, financial condition and results of operations. Additionally, failure to comply with such laws and regulations could result in liabilities or penalties that could significantly impact our operation and financial condition.

Increased regulatory compliance risk may result from the increasing focus, pace, breadth and depth of regulatory expectations requiring implementation in short time frames across multiple jurisdictions and from changes in public policy, laws and regulations in connection with climate change and related environmental sustainability matters.

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

Our business could be negatively impacted by social impact and sustainability matters.

There has been an increased focus by certain investors, customers, consumers, employees, and other stakeholders on environmental, social and governance, or “ESG,” social impact and sustainability matters. From time to time, we may announce certain initiatives, including goals and commitments, regarding environmental matters, social investments and inclusion and diversity, among other topics. In case we announce such initiatives, we could fail, or be perceived to fail, in our achievement of such initiatives, or in accurately reporting our progress on such initiatives. Such failures or perceived failures could be due to changes in our business.

Moreover, the standards by which corporate citizenship, sustainability efforts and related matters are measured are developing and evolving, and certain areas are subject to assumptions that could change over time. While our sustainability strategy and practices and the level of transparency with which we are approaching them are important to our business, they expose us to several risks, including:

●	that our current or future disclosures related to ESG may result in heightened scrutiny of our ESG performance, activities and decisions from stakeholders or other third parties;
●	that a failure or perception of a failure to disclose metrics and set goals that are rigorous enough or in an acceptable format, a failure to appropriately manage the selection of goals, a failure or perception of a failure to make appropriate disclosures, stakeholder perception of a failure to prioritize the “correct” ESG goals or an unfavorable ESG-related rating by a third party could negatively impact our brands, reputation and business;
●	that certain metrics we may utilize receive limited assurance from and/or verification by third parties, may involve a less rigorous review process than assurance sought in connection with more traditional audits, and such a review process may not identify errors and may not protect us from potential liability under applicable law;
●	that (1) ESG or sustainability standards, norms or metrics, which are constantly evolving, change in a manner that impacts us negatively or requires us to change the content or manner of our disclosures, and our stakeholders or third parties view such change(s) negatively, (2) we are unable to adequately explain such changes or (3) we are required to expend significant resources to update our current or future disclosures, any of which could negatively impact our brands, reputation, and business; and
●	that our brands, reputation and business could be adversely affected if any of our current or future disclosures are inaccurate, perceived to be inaccurate, or alleged to be inaccurate.

Furthermore, if our practices do not meet investor or other stakeholder expectations and standards (which are continually evolving and may emphasize different priorities than the ones we choose to focus on), or if our practices do not live up to our own values or ESG- and sustainability-related goals, then our brands, reputation and employee retention may be adversely affected. Any such matters, or related social impact and sustainability matters, could have a material adverse effect on our business.

We may be adversely affected if the Brazilian government changes its investment strategy with respect to education.

According to Law No. 9,394/96, providing education is a duty of the government and of the family, and private education is allowed, in accordance with the terms set forth in applicable law. Historically, direct public investments by the Brazilian government in postsecondary education have been limited to specific schools that are centers of excellence and research. The limited number of positions available and the competitive nature of the admission process to these institutions significantly restrict access to these institutions by students. However, the Brazilian government may change its policy and increase the competition we face by (i) increasing the level of public investment in basic education and postsecondary education in general, opening a higher amount of positions and increasing the quality of education offered by public entities; and (ii) shifting resources from schools that are centers of excellence and research to public higher education institutions accessible to middle- and low-income working adults, who are our target students. The introduction and extension of affirmative action admission policies by federal and state schools based on income, race or ethnicity criteria could also heighten the level of competition in the industry. In addition, the Brazilian government could reduce investment in public primary and secondary schools, which would diminish the number of students seeking postsecondary education and, in turn, demand for the courses we offer. Any policy change affecting the level of public investment in education may adversely affect us.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations. In particular, we are subject to the Brazilian Anti-corruption Law No. 12,846/2013, the Brazilian Federal Decree No. 11,129/2022, the Brazilian Decree-Law No. 2,848/1940, the Brazilian Law No. 9,613/1998, the Brazilian Law No. 8,666/1993, the Brazilian Law No. 14,133/2021, the Brazilian Law No. 8,137/1990, the Brazilian Law No. 8,429/1992, the Brazilian Federal Decree No. 3,678/2000, the Brazilian Federal Decree No. 4,410/2002, to the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, to the United Kingdom Bribery Act of 2010, as well as economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC.

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

Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations, potential violations of anti-corruption, anti-bribery and anti-money laundering laws may be identified on occasion as part of our compliance and internal control processes. When such issues arise, we will attempt to act promptly to learn relevant facts, conduct appropriate due diligence and take any appropriate remedial action to address the risk. Given the size and complexity of our operations, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, directors, officers, partners, agents and service providers or that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible.

Violations of anti-corruption, anti-bribery and anti-money laundering laws and sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may be subject to one or more enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our reputation, business, financial condition and results of operations.

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

In 2018, the LGPD, a comprehensive data protection law was enacted establishing the general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD lays down detailed rules for the collection, use, processing and storage of personal data, regardless of whether data is collected in a digital or physical environment. As a result of enactment of Provisional Measure No. 959 (Medida Provisória No. 959), or MP

959, dated April 29, 2020, the LGPD came into force on September 18, 2020, except for Articles 52, 53 and 54 of the LGPD, which address administrative penalties, and which came into force on August 1, 2021.

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

The LGPD provisions which create administrative penalties came into effect on August 1, 2021 and, on October 29, 2021, the regulation on supervision and sanctioning procedures approved by the ANPD was published. This regulation governs, among other things, how the administrative sanctions provided for in the LGPD should be applied. On February 27, 2023, the ANPD published the a regulation on the calculation and application of administrative sanctions, which aims to (i) regulate the application of Articles 52 and 53 of the LGPD, (ii) define criteria and parameters for the application of administrative sanctions by the ANPD in case of breach of the LGPD, as well as the methodology for the calculation of the fines, and (iii) amend certain provisions to improve the administrative supervision and sanctioning process.

We may incur penalties due to violation of the LGPD. If we are not able to adapt our processes and implement the measures required for full compliance with the LGPD, we may in the future be subject to administrative penalties by the ANPD, as set forth in the law, including, but not limited to (i) legal notices and the required adoption of corrective measures, (ii) fines up to 2% of the company’s or group’s revenues up to a limit of R$50.0 million per infraction, (iii) publication of the infraction after the confirmation of its occurrence, and (iv) blocking and erasing the personal data involved in the infraction. In the event of repeated violations, more severe penalties may be imposed on us, such as suspension of the operation of the database or personal data processing to which the violation refers for a maximum period of six months, which may be extended for an equal period of time, until the error giving rise to the violation is rectified by the controller and prohibition in whole or in part from carrying out data processing activities. The administrative sanctions became effective in August 2021. Prior to August 2021, other authorities in Brazil could still apply the LGPD through administrative procedures or lawsuits. The PROCON or the Public Ministry responsible for consumer rights and individuals and non-governmental or private associations, for example, could have filed complaints or brought lawsuits based on violations of the LGPD that have caused or may cause harm to individuals. In this sense, we may be liable for property, moral, individual or collective damages caused by us, including by third party providers that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to non-compliance with the obligations established by the LGPD. If we are unable to use sufficient measures to protect the personal data we manage and store or to maintain compliance with the LGPD, we may incur material costs which could have an adverse effect in our reputation and results of operations. In addition, we could incur significant costs in complying with relevant laws and regulations regarding the unauthorized disclosure of personal information, which may be affected by any changes to data privacy legislation at both the federal and state levels.

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

The COVID-19 pandemic, or any health crisis, epidemic, pandemic or outbreak may cause an adverse effect in our operations, including the partial closure of our business. The extension of such event, including the COVID-19 pandemic, and the perception of its effects are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow.

The COVID-19 pandemic, or any health crisis, epidemic, pandemic or outbreak may cause an adverse effect in our operations, including the partial closure of our business. In the case of COVID-19, it is an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2). On March 11, 2020, the World Health Organization revised the classification of COVID-19 from an epidemic (when a disease spreads through a specific community or region) to a pandemic, which according to the World Health Organization’s definition is when there is a worldwide spread of a new disease. On March 20, 2020, the Brazilian federal government declared a national emergency with respect to COVID-19. Throughout 2020, 2021 and to a lesser extent in 2022 and early 2023, Brazilian federal, state and local authorities imposed closure of academic facilities, shelter-in-place, capacity restrictions, social distancing and the other abovementioned measures across Brazil as the number of COVID-19 cases and COVID-19-related deaths continued to increase. In 2022, these measures began to be lifted following a decrease in COVID-19 cases and deaths partially due to Brazil’s vaccination campaign. Nevertheless, uncertainty remains as to the efficacy of vaccines against existing and future strains of COVID-19, or similar consequences that may arise from any other health crisis, epidemic, pandemic or outbreak.

For example, COVID-19 adversely impacted the global economy as well as national and regional economies (including the Brazilian economy) and caused disruption of regional or global economic activity. In particular and in the interest of public health and safety, state and local governments in Brazil required mandatory closures of academic institutions in certain cities in 2020, 2021 and to a lesser extent in early 2022, which resulted in the closure of our on-campus learning facilities and hubs. There is a risk that there will be other health crisis, epidemics, pandemics or outbreaks that will have similar consequences, including any change in course of the COVID-19 pandemic, and as a result, authorities may reinstate closures of academic institutions for a long or undefined extended of period of time, restrict class sizes or otherwise impose limitations on the number of people who may gather in one place, impose lockdowns, among other measures, all of which are outside of our control and may adversely affect our business, financial condition, operating results and cash flow.

The COVID-19 pandemic, and the consequences of the economic response to the pandemic, has caused and is expected to continue to cause a material and adverse effect on the general economic, financial, political, demographic and business conditions in Brazil, which has reduced the disposable income of our students and their families, and consequently (1) resulted in an adverse impact on the ability of our students (current and/or prospective) to pay our tuition fees; and/or (2) triggered an increase in our attrition rates. In 2020, we experienced signs of a decline in new enrollments as a result of the COVID-19 pandemic and the related governmental restrictions but we were able to mitigate this trend by offering fully digital enrollments through a dedicated app called Leo App and other channels, which we believe makes it easier for prospective students to enroll. However, we cannot assure that the adopted measures will be sufficient to stem any future decline in enrollments and the increase in drop-outs.

The extent to which a health crisis, epidemic, pandemic or outbreak (including COVID-19) will impact our business, financial condition and results of operations going forward depends on a wide number of factors all of which are uncertain and cannot be predicted, including the emergence of new variants of the virus, the speed and efficacy of vaccine roll-outs, the measures to be adopted in Brazil and the effects on the economic activities on our customers and suppliers, among others. Accordingly, we cannot predict the direct and indirect effects of such an event and governments’ responses to it on our business, results of operations and financial condition, including: (1) the impact of the event on our financial condition and results of operations, including trends and the overall economic outlook, capital, investments and financial resources or liquidity position; (2) how future operations could be impacted; (3) the impact on our costs or access to capital and funding resources; (4) if we could incur any material contingencies related to the event; (5) how the event could affect assets on our balance sheet and our ability to timely record those assets; (6) the anticipation of any material impairments, increases in allowances for credit losses, restructuring charges or other expenses; (7) any changes in accounting judgements that have had or are reasonably likely to have a material impact on our financial statements; (8) the decline in demand for our products; (9) the impact on our materials production chain; (10) the impact on the relationship between costs and revenues; (11) general economic and social uncertainty, including increases in interest rates, variations in foreign exchange rates, inflation and unemployment; and (12) other unforeseen impacts and consequences.

Furthermore, to the extent any health crisis, epidemic, pandemic or outbreak (including the COVID-19 pandemic) adversely affects our business, results of operations, financial condition and liquidity, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

See also “—Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results,” “Item 4. Information on the Company—A. History and Development of the Company—Our History—COVID-19 Pandemic” and “Item 5. Operating and Financial Review and Prospects—D. Trend Information.”

We may be unable to comply with the financial covenants applicable to us under our financing agreements.

Our growth depends on investments that we have financed, in part, through loans and financing from third parties. These financial commitments may affect our ability to react to changes in the economy, in the sector in which we operate or our ability to take advantage of new business opportunities. As of December 31, 2022 and 2021, our total loans and financing was R$1,620.3 million and zero, respectively.

We are subject to restrictive covenants under our Debentures that limit our access to new financing or refinancing of our existing indebtedness. In addition, the agreements contain restrictions on new funding under certain conditions, for example, in the event that new funding prohibits us from being able to maintain certain financial metrics that are contractually established under the Debentures. Accordingly, we may not be able to enter into new debt to finance our expansion strategy or for any other capital necessities without the prior authorization of our current creditors.

In addition, pursuant to the deed for the Debentures, we must comply with certain financial covenants. In the event that we are not able to comply with these financial covenants, the Debentures may be subject to an event of default, which would cause a material impact on our business and financial situation.

If we (i) are unable to comply with the covenants due to adverse condition in our business environment, (ii) are unable to obtain waivers or the necessary approval of our creditors in relation to the agreements that might be defaulted, or (iii) do not have sufficient resources to pay our debts in a timely manner, our obligations under the Debentures may be accelerated, which could trigger defaults under, and/or the acceleration of, other financing agreements. Any such developments may materially affect our capacity to comply with our commitments and have a material adverse effect on our business, financial condition and results of operations.

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

We are not able to fully estimate the impact of Brazilian political and macroeconomic developments and economic regulatory policy changes on our business, nor are we able to predict how current or future measures implemented by policymakers and regulators may impact our business. In addition, due to the inauguration of a new Brazilian federal administration, there is substantial uncertainty regarding future economic policies and we cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the Brazilian economy or our business or financial performance. Any changes in policies, regulations, or continued political uncertainty may materially adversely affect our business, financial condition and results of operations.

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

Since the results of the 2022 Brazilian presidential election were announced, certain groups formed by extreme supporters of the defeated candidate, the former President of Brazil, have been organizing public demonstrations and protests against the electronic ballot boxes and the existence of an alleged conspiracy against their candidate. On January 8, 2023, thousands of supporters of the former President of Brazil invaded Brazil’s Congress and presidential offices, among other government buildings in Brasília, Federal District. Any potential threat to the democratic system or ballot counting may result in the deterioration of the political environment and, consequently, affect the confidence of investors and the general public. There is uncertainty regarding the policies to be followed by the newly inaugurated administration, the ability of this new administration to implement policies and reforms, as well as the external perception of the Brazilian economy and political environment, all of which could have a negative impact on our business and the price of our securities. In addition, a tax reform proposed in 2021, which has not been voted on by both houses of the Brazilian Congress, has proposed the revocation of the income tax exemption on the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies and could impact our capacity to receive future cash dividends or distributions net of taxes from our subsidiaries. The Brazilian administration that took office on January 1, 2023 has stated that tax reform is among their priorities. Any such new policies or changes to current policies may have a material adverse effect on us.

In addition, a failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, and lead to further depreciation of the real and an increase in inflation and interest rates. In addition, the Brazilian government is incurring significant levels of debt to finance measures to combat the COVID-19 pandemic, which is expected to increase the Brazilian budget deficit. Any such developments may have a material adverse impact on our business, results of operations, financial condition, and prospects.

Uncertainty about the Brazilian government’s implementation of changes in policies or regulations that affect such implementation, may contribute to economic instability in Brazil and increase the volatility of securities issued abroad by Brazilian companies, including our securities.

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

Economic, health, political and environmental crises or any other type of crises capable of impacting the Brazilian economy may affect the purchasing power of the population, which, may result in a decrease in the number of our students, as well as in an increase in payment delinquency or default by our students, or an increase in the proportion of students canceling their course registration.

The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including developed countries such as the United States and certain European and emerging market countries. Investors’ reactions to developments in these countries may adversely affect the market value of securities of Brazilian issuers, including our common shares. Trading prices on the B3, for example, have been historically affected by fluctuation in interest rates applicable in the United States and variation in the main U.S. stock indices. Any increase in interest rates in other countries, especially the United States, may decrease global liquidity and the interest of investors in the Brazilian capital markets and/or Brazilian issuers, adversely affecting our common shares. Moreover, crises or significant developments in other countries and capital markets may diminish investors’ interest in securities of Brazilian issuers, including our common shares, and their trading price, limiting or preventing our access to capital markets and to funds to finance our future operations at acceptable terms. The financial crisis that originated in the United States in the third quarter of 2008, for example, resulted in the appreciation of the U.S. dollar against the real, the restriction of credit in the domestic market, an increase in unemployment rates, an increase in credit defaults and, consequently, a reduction of consumption in Brazil. Likewise, the political-economic crisis experienced in the country between 2015 and 2016 had a material impact on unemployment rates, reducing the population’s purchasing power and, consequently, general consumption in the country. In addition, uncertainty about the Brazilian government’s policies or regulations, as well as uncertainty arising from the 2022 Presidential election, may contribute to economic instability in Brazil and increase the volatility of securities issued abroad by Brazilian companies, including our securities.

Furthermore, a new president was elected in Brazil in October 2022, for a four-year term that commenced on January 1, 2023. The uncertainties regarding the new government’s ability to implement its agenda, considering that the majority of the elected federal legislature is from opposition parties, changes related to monetary, fiscal and social security policies, as well as the political climate established after the elections, with massive demonstrations or strikes, can contribute to economic instability. In addition, since the results of the presidential election were announced and as of the date of this annual report, there have been significant demonstrations and protests against the new administration, including riots in the capital, Brasília, on January 8, 2023, during which the presidential palace, the Brazilian Congress and Brazil’s Supreme Federal Court (Supremo Tribunal Federal) were invaded and depredated by protesters. Any deterioration of the political environment may affect the confidence of investors and the general public in the Brazilian economy and the securities of Brazilian issuers.

While the COVID-19 pandemic has been substantially suppressed in Brazil, if there were to be a resurgence of the pandemic, Brazilian authorities may once again impose a lockdown of our on-campus activities for an undefined extended period of time, among other measures, all of which are outside of our control and have materially adversely affected our business and results of operations. In 2020, 2021 and 2022 we experienced declines and delays in new enrolments as a result of the COVID-19 pandemic and governmental measures to suppress the spread of COVID-19. A resurgence of the COVID-19 pandemic and a reinstatement of governmental measures to suppress the pandemic could have a material adverse effect on our business, financial condition and results of operations.

Interest rates in Brazil have risen significantly in recent years, from 2.00% as of December 31, 2020 to 9.25% as of December 31, 2021 and 13.75% as of the date of this annual report. High interest rates restrict credit availability, increase the cost of capital, reduce economic growth and adversely affect the purchasing power of our students and prospective students, each of which could have a material adverse effect on us and our indebtedness. Conversely, interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Furthermore, high inflation, increases in interest rates, supply chain disruptions and ongoing economic and political instability in Brazil have also contributed to a deterioration of confidence in Brazil and are expected to continue doing so during 2023. Unfavorable economic conditions as a result of these events may reduce the disposable income of Brazil’s population, which could result in a decrease in our number of students, and an increase in default and drop-out rates.

On February 24, 2022, Russia launched a large-scale military action against Ukraine, triggering an ongoing humanitarian crisis in Europe as well as volatility in financial markets globally, heightened inflation, shortages and increases in the prices of energy, oil, gas and other commodities. In response, several countries, including the United States, the European Union member states, the United Kingdom and other members of the United Nations, have imposed severe sanctions on Russia and Belarus. The continuance or escalation of the conflict, including the extension of the conflict to other countries in the region, could lead to further increases in energy prices and heightened inflationary pressures, which in turn could lead to further increases in interest rates. In addition, the conflict has exacerbated supply chain problems, particularly to those businesses most sensitive to rising energy prices. While we do not have a presence in Russia and Ukraine, the impact of the ongoing war between Russia and Ukraine and the sanctions imposed on global markets and institutions, the impact on macroeconomic conditions generally, and other potential future geopolitical tensions and consequences arising from the conflict remain uncertain and may lead to a deterioration of macroeconomic conditions globally and in Brazil, as well as increased volatility in financial markets. Episodes of economic and market volatility and pressure on supply chains, energy and commodity prices as well as on inflation may continue to occur and could worsen if the war persists or increases in severity. As a result, our businesses, results of operations and financial position could be adversely affected by any of these factors, directly or indirectly, arising from the ongoing war between Russia and Ukraine. As a result, our businesses, results of operations and financial position could be adversely affected by any of these factors, directly or indirectly.

Any such developments could have a material adverse effect on our business, financial condition and results of operations.

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

Inflation has increased recently in Brazil, as a result of supply shocks that affected the price of foodstuff, climate events that hit electricity generation and led to an increase in energy prices, disruption in supply chains and the depreciation of the real, among others. These inflationary pressures persisted in 2022 and early 2023 through the date of this annual report. As a result, inflation as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the IBGE, was 5.8%, 10.1%, and 4.5% for the years ended as of December 31, 2022, 2021 and 2020, respectively.

Inflation directly affects most of our current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA. For instance, our most important cost component is personnel, which accounted for 46.2%, 49.9%, and 54.3% of our total costs and expenses in the years ended December 31, 2022, 2021 and 2020, respectively, and is clearly impacted by inflation rates. Historically, inflation has been offset by our ability to adjust our tuition fees in rates that are typically above the variation of inflation indexes, due mostly to the increase in the content density and complexity over the course; however, this may not necessarily continue to be the case in the future.

In 2022 and early 2023, the military conflict between Russia and Ukraine contributed to further increases in the prices of energy, oil, gas, fertilizer, basic materials and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to interest rates. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the base interest rate (Sistema Especial de Liquidação e Custódia), or SELIC rate target, which ranged from 14.25%, on December 31, 2015, to 2.00% on December 31, 2020. This rate is set by the Monetary Policy Committee of the Brazilian Central Bank (Comitê de Política Monetária), or COPOM. On February 7, 2018, the COPOM reduced the SELIC rate target to 6.75% and further reduced the SELIC rate target to 6.50% on March 21, 2018. The COPOM reconfirmed the SELIC rate target of 6.50% on May 16, 2018 and subsequently on June 20, 2018. As of December 31, 2018, the SELIC rate target was 6.50%. The COPOM reconfirmed the SELIC rate target of 6.50% throughout the first half of 2019 and then began decreasing the rate to 6.00% on July 31, 2019, to 5.50% on September 18, 2019, to 5.00% on October 30, 2019 and to 4.50% on December 11, 2019. The COPOM subsequently decreased the SELIC rate target to 4.25%, 3.75%, 3.00%, 2.25% and then 2.00%. The SELIC rate remained at that level until mid-March 2021, when it reached 2.75%. As a result of inflationary pressures that arose in Brazil and globally in late 2021 and have continued throughout 2022 and early 2023 through the date of this annual report, the Brazilian Central Bank started tightening monetary policy: the SELIC rate then reached 6.25% p.a. in late September 2021, 7.75% p.a. in late October 2021, and reached 9.25% p.a. in December 2021. As of December 31, 2022, the SELIC rate had reached 13.75%. As of the date of this annual report, the SELIC rate remains at 13.75%.

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

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2014, the real depreciated by 11.8% against the U.S. dollar, while in 2015 it further depreciated by 32%. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.259 per U.S.$1.00 on December 30, 2016, an appreciation of 16.5% against the rate of R$3.905 per U.S.$1.00 reported on December 31, 2015. In 2017, the real depreciated by 1.5%, with the exchange rate reaching R$3.308 per U.S.$1.00 on December 29, 2017. In 2018, the real depreciated an additional 17.1%, to R$3.875 per U.S.$1.00 on December 31, 2018. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.031 per U.S.$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real against the U.S. dollar during 2019. Since May 2020, the real has depreciated significantly against the U.S. dollar as a result of the adverse macroeconomic effects of the COVID-19 pandemic. In 2020, the real finished the year at R$5.20 per U.S.$1.00. In 2021 and 2022, the fallout of the COVID-19 pandemic continued to weigh on the performance and prospects of the Brazilian economy. The adverse economic effects of the COVID-19 pandemic led to pressure on the Brazilian government to increase its support for the economy, which has led it to increase its already high indebtedness. Along with an ongoing perception that the Brazilian government could continue such support and further increase its indebtedness, this led to a depreciation of the real in 2021. As of December 31, 2021, the exchange rate was R$5.581 per U.S.$1.00. However, by the end of 2022, as the worse effects of the COVID-19 pandemic had begun to subside and inflation in Brazil was trending downwards, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.218 per U.S.$1.00 on December 31, 2022, which reflected a 6.5% appreciation in the real against the U.S. dollar during 2022. There can be no assurance that the real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian gross domestic product, or GDP, growth has fluctuated over the past few years, with a contraction of 3.3% in 2016, followed by a three-year streak of growth in 2017 (1.3%), 2018 (1.8%) and 2019 (1.2%). In 2020, the Brazilian GDP contracted by 3.3% as a result of the effects of the COVID-19 pandemic and despite the significant economic support measures put in place by the Brazilian government. In 2021 and 2022, Brazilian GDP increased by 5.0% and 2.9%, respectively. Growth has been limited by the lack of private and public investments, resulting in potential energy shortages and deficient transportation, declining logistics and telecommunication sectors and a lack of a qualified workforce. In addition, the growth and performance of the Brazilian economy may be impacted by other factors such as civil unrest, nationwide strikes, epidemics, natural disasters or other disruptive events. Additionally, travel restrictions or potential impacts on personnel due to the COVID-19 pandemic may disrupt our business and the expansion of our client base. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, as well as the recent ongoing war between Russia and Ukraine, may harm the Brazilian economy and the price of our common shares.

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

In 2022 and early 2023, the military conflict between Russia and Ukraine contributed to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. This military conflict has also led to increasing tensions between the United States and Russia, an escalation of which could adversely affect the global economy including Brazil, such as increased inflation and interest rates, which ultimately could have a negative impact on us. The United States and China have recently been involved in disputes regarding Taiwan, rights to navigation in the South China Sea, alleged human rights abuses in China, as well controversies related to trade barriers in China that have threatened a trade war between the countries, which have implemented or proposed to implement tariffs on certain imported products. Tensions have also arisen between the United States and China over the future of Taiwan. Sustained tension between the United States and China over these and other matters could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

The recent COVID-19 pandemic has had a significant effect on the share prices of companies listed on stock markets globally. The resulting volatility in share prices has triggered circuit-breakers (i.e., mechanisms which interrupt the trading of securities for a period of time following a significant fall in the aggregate market capitalization of the stock exchange affect) repeatedly in stock exchanges across the world, including the Nasdaq. The price of our common shares may be affected by this volatility. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The COVID-19 pandemic, or any health crisis, epidemic, pandemic or outbreak may cause an adverse effect in our operations, including the partial closure of our business. The extension of such event, including the COVID-19 pandemic, and the perception of its effects are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results.”

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

The rating agencies began to review Brazil’s sovereign credit ratings in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

●	In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. The BB-negative rating was reaffirmed on February 7, 2019 with a stable outlook, which reflects the agency’s expectations that the Brazilian government will be able to implement policies to gradually improve the fiscal deficit, as well as a mild economic recovery, given improvements in consumer confidence.
●	In December 2015, Moody’s reviewed and downgraded Brazil’s issue and bond ratings from Baa3 to below investment grade, Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, considering the low growth environment and the challenging political scenario. In April 2018, Moody’s reaffirmed its Ba2 rating, but altered its outlook from “negative” to “stable,” also supported by the projection that the Brazilian government would approve fiscal reforms and that economic growth in Brazil would resume gradually.
●	In 2016, Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. The BB-negative rating was reaffirmed in May 2019.
●	On April 7, 2020 and May 6, 2020, S&P and Fitch, respectively, changed their outlook on sovereign credit risk rating of Brazil to negative.
●	On July 14, 2022, Fitch revised Brazil’s outlook to stable from negative and reaffirmed the credit rating to BB-negative.

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

The UniCesumar Business Combination is our first acquisition after our initial public offering. The anticipated benefits from the UniCesumar Business Combination are, necessarily, based on projections and assumptions of expert advisors hired by us about the combined businesses of Vitru and UniCesumar, which may not materialize as expected or which may prove to be inaccurate. Our ability to achieve the anticipated benefits will depend on our ability to successfully and efficiently integrate the business and operations of UniCesumar with our business and achieve the expected synergies. We may face significant challenges with successfully integrating and recognizing the anticipated benefits of the UniCesumar Business Combination once completed, including the following:

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

Uncertainty about the UniCesumar Business Combination may adversely affect our relationships with customers, suppliers and employees, which could negatively affect our business.

The UniCesumar Business Combination may cause uncertainties in our relationships with our customers, suppliers and employees, which could impair our ability to conduct our business. Furthermore, uncertainties about the UniCesumar Business Combination may cause our current and prospective employees to experience uncertainty about their future with us. These uncertainties may impair our ability to retain, recruit or motivate key employees, which could affect our business.

The UniCesumar Business Combination may result in significant charges or other liabilities that could adversely affect the financial results of the combined company.

The financial results of the combined company, following the UniCesumar Business Combination, may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with our integration of the business and operations of UniCesumar. Furthermore, as a result of the transaction, we will record a significant amount of goodwill and other intangible assets on our consolidated financial statements, which could be subject to impairment based upon future adverse changes in our business or prospects, including our inability to recognize the benefits anticipated by the transaction.

The use of cash and short-term investments and the incurrence of significant indebtedness in connection with the financing of the UniCesumar Business Combination may have an adverse impact on our liquidity, limit our flexibility in responding to other business opportunities and increase our vulnerability to adverse economic and industry conditions.

We funded the UniCesumar Business Combination using our cash and cash equivalents, short-term investments and new indebtedness consisting of the Debentures. As of December 31, 2021, we had indebtedness of R$311.3 million, cash and cash equivalents of R$75.6 million and short-term investments of R$253.0 million. As of December 31, 2022, we had indebtedness of R$2,450.9 million, cash and cash equivalents of R$47.2 million and short-term investments of R$26.4 million. The increase in our indebtedness and decrease in our cash and cash equivalents and short-term investments is due to our funding of the UniCesumar Business Combination. The use of cash on hand, short-term investments and indebtedness to finance the UniCesumar Business Combination has reduced our liquidity, increased our exposure to interest rate risk and limited our capacity to pursue other potential strategic plans.

Vitru Brasil’s obligations under the Debentures are guaranteed by certain subsidiaries of Vitru Brasil, namely UniCesumar, Sociedade Educacional Leonardo da Vinci Ltda., Sociedade Educacional do Vale do Itapocu Ltda., Fac Educacional Ltda. and Fair Educacional Ltda. Vitru Brasil’s obligations under the Debentures are also secured by certain collateral in accordance with Brazilian law, including the share capital of UniCesumar and the rights related thereto, pursuant to a fiduciary assignment (alienação fiduciária em garantia), and certain receivables of UniCesumar, including from the provision of educational services. If there were to be a default or event of default under the Debentures, upon enforcement against that collateral we may lose our economic and voting rights over UniCesumar, which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, if there were a default or an event of default, our aforementioned guarantors are contractually required to pay outstanding amounts due by Vitru Brasil in relation to our Debentures, which could adversely impact our financial condition and the results of our operations.

Our operating history as a consolidated company, our recent acquisition of UniCesumar and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects.

We completed the UniCesumar Business Combination on May 20, 2022. As the UniCesumar Business Combination was completed very recently, it may be difficult for you to evaluate our business, financial condition, results of operations and prospects. Because the historical information included in our financial statements may not be representative of our results as a consolidated company, investors may have limited financial information on which to evaluate us, their investment decision and our prior performance. Our results of operations for the year ended December

31, 2022 are not directly comparable to our results of operations for the years ended December 31, 2021 and 2020 due to the effects of the UniCesumar Business Combination. Our ability to forecast our future operating results, including revenue, cash flows and profitability, as well as the operational inefficiencies that we may face as we continue to integrate UniCesumar, is limited and subject to a number of uncertainties. Moreover, past performance is no assurance of future returns.

We and UniCesumar have incurred and expect to incur significant transaction-related costs in connection with the UniCesumar Business Combination.

We and UniCesumar have incurred and expect to incur a number of non-recurring direct and indirect costs associated with the UniCesumar Business Combination. These costs and expenses include fees paid to financial, legal, accounting and other advisors, severance and other potential employment-related costs, including payments to certain executives, filing fees, printing expenses and other related charges. There are also processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the UniCesumar Business Combination and the integration of the two companies’ businesses. Factors beyond our control or that of UniCesumar with respect to the UniCesumar Business Combination could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated significant costs in connection with the UniCesumar Business Combination that neither we nor UniCesumar may recover. These costs and expenses could reduce the realization of efficiencies and benefits we expect to achieve from the UniCesumar Business Combination.

Since the consummation of the UniCesumar Business Combination, we are exposed to risks affecting UniCesumar.

Following the UniCesumar Business Combination, we are the sole shareholders of UniCesumar. Accordingly, our business, results of operations and financial condition in future periods will be affected by any risks to which UniCesumar is exposed. Important factors that could cause UniCesumar’s actual results of operations and financial condition to materially differ from those indicated in the forward-looking statements include, among others, the following:

●	health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic and measures taken in response;
●	the passing of any municipal, state or federal laws or regulations and the outcome of legal proceedings requiring the mandatory discount of tuition fees during the COVID-19 pandemic;
●	UniCesumar’s ability to implement its business strategy;
●	changes in government regulations and legislation applicable to the education industry in Brazil, both in the traditional and distance learning segments, including tax regulations and/or legislation;
●	government interventions, including changes in, or termination of, education industry programs such as FIES and PROUNI both in the traditional and distance learning segments, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;
●	changes in the financial condition of the students enrolling in UniCesumar’s institutions in general and in the competitive conditions in the education industry, both in the traditional and distance learning segments, or changes in the financial condition of UniCesumar’s institutions;
●	UniCesumar’s ability to adapt to technological changes in the educational sector, including in relation to distance learning programs;
●	the availability of government authorizations on terms and conditions and within periods acceptable to us;
●	UniCesumar’s ability to continue attracting and retaining new students;
●	UniCesumar’s ability to maintain the academic quality of its programs;

●	UniCesumar’s ability to compete and conduct its business in the future;
●	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and UniCesumar’s competitors;
●	changes in consumer demands and preferences and technological advances, and UniCesumar’s ability to innovate to respond to such changes;
●	the availability of qualified personnel and the ability to retain such personnel;
●	UniCesumar’s capitalization and level of indebtedness;
●	a decline in the number of students enrolled in UniCesumar’s programs or the amount of tuition UniCesumar can charge;
●	changes in labor, distribution and other operating costs;
●	UniCesumar’s compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
●	UniCesumar may not be in compliance with applicable labor and tax laws, which may result in significant contingencies;
●	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on UniCesumar’s business;
●	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
●	UniCesumar’s ability to protect its intellectual property;
●	other factors that may affect UniCesumar’s financial condition, liquidity and results of operations; and
●	the effectiveness of UniCesumar’s risk management policies and procedures, including its internal control over financial reporting.

Since the completion of the UniCesumar Business Combination, we may have increased exposures.

Although we and UniCesumar hope that the combined operations of the business will result in synergies, the integration of two large companies faces significant challenges and adds additional potential exposure to adverse effects arising from court decisions, changes in tax laws or regulations.

In addition, the integration of business could increase the number of audits and notices of infractions since the completion of the UniCesumar Business Combination as any tax investigations, rulings or decisions affecting any of Vitru or any of its subsidiaries would also affect UniCesumar as one of our subsidiaries.

In particular, we and UniCesumar conduct our businesses in Brazil in a similar way, therefore, since the completion of the UniCesumar Business Combination, any such changes would have a material effect on our combined business as they would affect us and our subsidiaries, including UniCesumar.

Our international operations expose us to political and economic risks in other countries.

As a result of the completion of the acquisition of UniCesumar, we have added several international hubs to our portfolio, including in Japan, Switzerland, the United Arab Emirates and the United Kingdom. These international activities expose us to risks not faced by companies that operate solely in Brazil. Risks associated with our international operations include: (i) foreign exchange controls; (ii) changes in the political or economic conditions in a specific country or region; (iii) potentially negative consequences resulting from changes to regulatory requirements; (iv) difficulties and costs associated with our compliance with different laws, treaties and complex international regulations; (v) tax rates that may exceed those applicable in Brazil or gains that may be subject to withholding regimes and an increase in repatriation taxes; (vi) the imposition of trade barriers; and (vii) limitations on the repatriation of undistributed profits. The realization of any of these risks may materially adversely affect our business, results of operations or financial condition.

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

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB (unless the SEC determines otherwise), and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least U.S.$1.235 billion, or

(c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds U.S.$700.0 million as of the most recently completed second fiscal quarter, or (2) the date on which we have issued more than U.S.$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds U.S.$700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year-end). We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.

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

Under the Internal Revenue Code of 1986, as amended (the “Code”) we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the expected price of our common shares, we do not believe we were a PFIC for our 2022 taxable year. However, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion. In addition, whether we will be a PFIC in any future year is uncertain because, among other things, (i) we hold a substantial amount of cash, which is generally categorized as a passive asset, and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

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

ITEM 4. INFORMATION ON THE COMPANY

A.History and Development of the Company

We are a Cayman Islands exempted company incorporated with limited liability. We were incorporated as Vitru Limited on March 5, 2020. Our legal name is Vitru Limited and our commercial name is “Vitru,” “Uniasselvi” or “UniCesumar.” Our principal executive offices are located at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, in the State of Santa Catarina, 88032-005, Brazil. Our telephone number at our principal executive offices is +55 (47) 3281-9500. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is https://investors.vitru.com.br. The information contained in, or accessible through, our website is not part of, and is not incorporated into this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http:// www.sec.gov.

Our History

We have more than 20 years of history of growth among the largest digital education players in Brazil, throughout which we have been able to consistently improve our hybrid education model in several phases.

Uniasselvi was founded in 1999 as a college in Indaial, in the State of Santa Catarina, in the southern region of Brazil. Up until 2004, we operated primarily in the surrounding region as a local group of integrated institutions that provided traditional on-campus postsecondary education courses. In that year, we were granted the status of university center, a credential given by the MEC to postsecondary education institutions, which provided us with greater academic autonomy to offer new courses and research programs in multiple academic subjects.

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

Since 2018, we have been a leading pure-player in the private postsecondary digital education market in Brazil, considering only players with at least 95% of students engaged in digital education with as reported in the most recent available data of the INEP.

In September 2020, we completed our initial public offering on the Nasdaq, through which we raised U.S.$96 million in total gross proceeds. The proceeds of our initial public offering were primarily intended to fund inorganic growth opportunities, and were applied to the UniCesumar Business Combination. Immediately prior to our initial public offering we undertook a corporate reorganization as described under “Item 4. Information on the Company—C. Organizational Structure.”

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

On May 20, 2022, we closed our business combination with UniCesumar. The closing purchase price (subject to certain post-closing adjustments) amounted to R$3.21 billion, payable as follows: (i) 65.9% in cash on the closing date; (ii) 17.0% in stock through the issuance of 7,182,385 new common shares (5,144,383 common shares issued and delivered on the closing date and 2,038,002 common shares to be withheld for a specified term as an indemnification guarantee); and (iii) 16.0% in cash, to be paid 12 months after the closing date (subsequently extended to 24 months), as adjusted by the IPCA inflation rate beginning from the closing date, or the “UniCesumar Sellers’ Financing”. We have also entered into a five-year non-compete agreement with the Matos family, one of the former shareholders of UniCesumar, in connection with which we paid a total of R$180.0 million on the closing date. Other related payments may include an earn-out payment of R$1.0 million per additional medical seat approved within 36 months after closing, a performance earn-out payment of up to R$50.0 million up to two years after the closing date. Integration of the activities and results of operations of UniCesumar began on the closing date. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to the UniCesumar Business Combination.”

On September 2, 2022, we announced the acquisition of Rede Enem, a platform that provides free content through an ecosystem that includes blogs, free preparatory courses, and social media profiles. Rede Enem offers services designed to improve the performance of secondary education students, mainly coming from public schools, in the National Secondary Education Examination (Exame Nacional do Ensino Médio, or ENEM). The ENEM result is part of the criteria for the selection process in the University for All Program (Programa Universidade para Todos, or PROUNI), Student Financing Program (Fundo de Financiamento Estudantil, or FIES), and scholarships in private educational institutions. Rede Enem also provides preparatory course with free content for the National Certification of Skills for Young People and Adults Examination (Exame Nacional para Certificação de Competências de Jovens e Adultos, or Encceja). The purchase price was R$3.0 million, of which R$1.5 million was paid in cash on the closing date, with the balance of R$1.5 million subject to an earn-out which will be paid within 24 months, subject to the fulfillment of certain obligations and the satisfaction of certain results.

On September 27, 2022, we announced that we had entered into a definitive investment agreement with Crescera, pursuant to which Crescera agreed to subscribe for 3,636,363 new common shares for a total consideration of R$300 million, equivalent to US$58.3 million based on the agreed exchange rate, or approximately US$16.02 per common share as part of the Crescera Investment. The initial investment pursuant to the Crescera Investment closed on November 8, 2022. The common shares acquired by Crescera are subject to a lock-up until November 20, 2023, subject to customary exceptions. Furthermore, pursuant to the board appointment rights contemplated by our Amended and Restated Memorandum and Articles of Association, Crescera has the right to appoint up to two directors to our board of directors until our annual general meeting in 2024, provided that Crescera does not transfer one or more of our common shares between November 20, 2023 and our annual general meeting in 2024. If Crescera so transfers any of our common shares during that period, its right to appoint two directors shall cease.

On October 24, 2022, we distributed nontransferable subscription rights to each holder of our common shares as of 5:00 p.m., Eastern Time, on October 21, 2022, or the “record date.” The subscription rights were exercisable at any time during the subscription period, which commenced on October 24, 2022, and ended at 5:00 p.m., Eastern Time, on November 17, 2022. Subscription rights that were not exercised during the subscription period expired and have no value. One subscription right was distributed for each six common shares held as of the record date, with each subscription right exercisable for one common share at an exercise price of US$16.02 per full common share. Pursuant to the exercise of subscription rights in the rights offering, or the “Rights Offering,” we issued 926,206 common shares for US$16.02 per common share, raising gross proceeds of US$14.8 million. Settlement of the rights offering occurred on November 21, 2022.

On September 26, 2022, we entered into an agreement with the former shareholders of UniCesumar, though which the maturity date of the UniCesumar Sellers’ Financing in connection with the UniCesumar Business Combination was postponed from 12 months to 24 months after the closing date. After the 12th month, the UniCesumar Sellers’ Financing will be adjusted by the monthly variation of the Brazilian base interest rate (the SELIC rate) plus 3.0% per year.

On December 5, 2022, we issued 215,903 common shares to Crescera, pursuant to the exercise of an option granted to Crescera in connection with its investment and the rights offering, and raised aggregate gross proceeds of US$3.5 million. Pursuant to the investment agreement entered into on September 27, 2022 described above, Crescera was granted an option to purchase additional common shares not subscribed for by Vitru’s minority shareholders in the rights offering, for up to a maximum amount equivalent to R$100 million less the total amount received by Vitru from subscriptions for new common shares by minority shareholders.

COVID-19 Pandemic

The COVID-19 pandemic, and the ongoing effects from the economic response to the COVID-19 pandemic, continue to present material uncertainty and risk with respect to our future performance and financial results, and that of the Brazilian economy. During the pandemic in the interest of public health and safety, state and local governments in certain parts of Brazil required temporary mandatory school closures, which resulted in the closure of on-campus learning facilities and hubs.

In response to the pandemic, we implemented several measures aimed at safeguarding the health of our employees, students and hub partners as well as the stability of our operations. We were also involved in corporate social responsibility initiatives to help the communities in which we are active and were affected by the COVID-19 pandemic. To that end, we set up a portal that provided tips on how to make masks, free online courses, psychological support services among others.

The COVID-19 pandemic, and the ongoing effects from the economic response to the COVID-19 pandemic, have had a significant impact on the global economy, including high inflation. Although many of the original health impacts of the pandemic have begun to subside, due to uncertainties related to the dynamics of COVID-19’s spread, the emergence of new variants of the virus, the speed and efficacy of vaccine roll-outs, the possible medium and long term impacts on the Brazilian and global economies caused by the economic response to the pandemic, the effects on the economic activities on our customers and suppliers and any future measures that may be adopted in Brazil and globally, it is impossible to predict what the ongoing impact of the pandemic will be, including how it will impact the Brazilian and global economies going forward, as well as on our business. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the impact of the economic response by governments and central banks, and the flow on effect to businesses, all of which are uncertain and cannot be predicted.

As of the date of this annual report, there has been no material impact on our operations, as most of our services were already delivered remotely (digital education undergraduate courses and most continuing education courses) or capable of being delivered remotely (some of our continuing education courses and on-campus undergraduate courses). In addition, based on information available as of the date of this annual report:

●	There was no relevant impact on our revenue for the year ended December 31, 2022, which increased by 108.7% when compared to the prior year.
●	Student defaults and engagement have remained within the expected levels, compared to 2021.
●	Our provision for expected credit losses increased as a result of a change in the methodology used which now captures the increase in historical losses with receivables during the fiscal years ended December 31, 2022, 2021, 2020 and 2019, which, consequently, already reflects the impact of COVID-19 pandemic.
●	We assessed the existence of potential indicators of impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets (impairment tests) and concluded that no additional provision for impairment of long-lived assets needed to be recorded in our audited consolidated financial statements.
●	No changes in the provision for contingencies against us were identified as a result of COVID-19.
●	As of December 31, 2022, we have sufficient working capital and other undrawn financing facilities to service our operating activities and ongoing investments.

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

For further information, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The COVID-19 pandemic, or any health crisis, epidemic, pandemic or outbreak may cause an adverse effect in our operations, including the partial closure of our business. The extension of such event, including the COVID-19 pandemic, and the perception of its effects are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results” and “Item 5. Operating and Financial Review and Prospects—D. Trend Information.”

B.Business Overview

Our Mission

Our mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own success story.

We believe that the future of postsecondary education consists of a combination of quality, engagement, flexibility, affordability, technology and innovation. We believe that by incorporating all these elements into our value proposition, we not only provide a differentiated learning experience for our students in their academic journey, but also help them to increase their professional opportunities, which translates into higher employability levels and wages.

Although we focus on undergraduate digital education courses, we also offer digital continuing education and certain on-campus undergraduate courses.

Our Business

We provide a complete pedagogical system focused on a hybrid digital education experience for undergraduates and continuing education students. We offer a differentiated digital education experience to our students through our hybrid model, which emphasizes flexibility, affordability and a strong relationship with all stakeholders engaged in our platform. Our hybrid and technology-enabled content is delivered both digitally and through in-person weekly meetings led by trained tutors throughout our extensive hub network. We believe that our tutor-centered learning experience sets us apart, creating a stronger sense of community and belonging while contributing to higher engagement and retention rates among our student base.

Our digital education centers, or “hubs,” are the core of our system, which offer in-person tutoring, supported by virtual mentoring. We operate our hubs mainly through joint operations in a scalable partnership model based on symbiotic, financially aligned and self-reinforcing relationships with our hub partners, who manage day to day operations and financial planning. We have built and maintained strong relationships with our 675 hub partners, who play a key role in our growth strategy.

We have one of the largest nationwide digital education footprints in Brazil, driven by an asset-light and scalable business model that is resilient through macroeconomic cycles. Our learning methodology and online educational platform enable us to deliver affordable content digitally and through hubs with in-person and virtual mentoring. Our hybrid platform and unique offerings lead to higher retention rates than our competitors and support our growth strategy. We expect our system to include a lifelong postsecondary education journey with a growing offering of undergraduate and continuing education programs, in which we leverage students’ learning methods, performance, and interests as data to drive tailored and engaging educational solutions.

Our revenue is driven primarily by tuition fees charged for digital education undergraduate courses. Although we focus on undergraduate digital education courses, we also offer digital continuing education and certain on-campus undergraduate courses. We operate mainly through joint operations in a scalable partnership model with strong cash flow generation. Our hub partners are remunerated by their respective share represented by a given percentage over the tuition fee collected by us from students. The total amount to be transferred to the hub partners on a monthly basis is derived from the pricing terms agreed upon with each partner on the service contract. This percentage is basically similar across all our partnership agreements within the same brand (Uniasselvi or UniCesumar) and varies in accordance with the type of course the student is enrolled in, which are higher for continuing education courses and lower for undergraduate courses. In addition, in the case of Uniasselvi, this percentage is higher in the beginning of the hubs’ operations and decreases throughout their life cycle, thus reducing their payback period and increasing the attractiveness of their investment. Therefore, as hubs mature, we should experience an increase in our gross revenue (higher than the increase in tuition fees in the same period) as a result of lower tuition share allocated to our hub partners.

We believe that the features of our platform, together with proven academic outcomes, a differentiated student experience, and the highest quality standards measured by the Institutional Concept score, or “CI score,” have significantly contributed to our growth, allowing us to capture a leading position in digital education in Brazil.

Vitru completed the UniCesumar Business Combination on May 20, 2022, creating a growing player in the post-secondary digital education market and the largest player in terms of digital education enrolled students in Brazil according to the most recent INEP data available. UniCesumar was founded in 1989 by a group of teachers led by Professor Wilson de Matos Silva and has become one of the 10 largest education groups in Brazil by number of enrolled students, according to the INEP census published by the MEC in February 2022.

The following is a summary of our key operational and financial highlights:

	As of December 31,			CAGR
	2022	2021	2020	2022-2020
Number of Hubs	2,170	939	709	74.9%
Total enrolled students	768,384	365,433	309,560	57.5%
Digital education to total enrolled students	97.3%	98.3%	97.4%	—

For more information, see “Item 5. Operating and Financial Review–A. Operating Results-Key Business Metrics.”

	For the Year Ended December 31,		Variation
	2022	2021	2022-2021

	R$
	(in millions, except percentages)
Net Revenue	1,317.3	631.1	686.2	108.7%
Net Income for the Year	93.3	70.7	22.6	32.0%
Adjusted EBITDA(1)	447.1	182.4	264.7	145.1%
Adjusted Net Income(2)	214.5	91.5	123.0	134.4%
(1)

For information on how we define Adjusted EBITDA, see “Presentation of Financial and Other Information —Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted EBITDA to our loss for the year, see “Item 3. Key Information—A. Selected Financial Data— Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA from Net Income (Loss) for the Year.”

(2)

For information on how we define Adjusted Net Income, see “Presentation of Financial and Other Information —Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted Net Income from Net Income (Loss) for the Year, see “Item 3. Key Information—A. Selected Financial Data— Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income from Net Income (Loss) for the Year.”

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

Our Student-Centric Model

We believe that by incorporating quality, engagement, flexibility, affordability and innovation into our value proposition, we provide a differentiated learning experience to our students. In this context, postsecondary education students in Brazil need alternatives that are not only more affordable and flexible, but also provide a quality education with real-person interactions throughout the learning process. This is why our goal is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own success story.

Our value proposition differentiates us from other competitors in the Brazilian market, as we seek to address what students value the most by providing a personalized student experience which combines the advantages of digital education and on-campus education. We believe our hybrid model incorporates the flexibility of online learning whenever and wherever appropriate, while also giving students the opportunity to network and to experience a sense of belonging through frequent interactions with tutors and other classmates during weekly meetings.

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

Technology-Enabled Platform

Our technology-enabled platform empowers the entire ecosystem. We have developed an integrated suite of technology platforms which provides data intelligence for all stakeholders involved in the education process. This enables us to differentiate our hybrid digital education model in the market, manage all of our hubs, conduct all of our commercial activities and operate efficiently across Brazil. We believe digital education is the best option for those who do not have time to go to class every day and need flexibility in their schedule, but want to have access to quality postsecondary education. Through our virtual learning environment, or VLE, we offer features that benefit students, tutors, hub partners and our management.

●	Students’ Portal, which is an online portal that contains all of our academic content, as well as student information, such as grades, deadlines, attendance and financial information. It also allows students to access online after-class support from tutors. In December 2020, to improve the academic experience of Uniasselvi’s students, we launched a brand-new version of our in-house platform, Gioconda, our digital platform, which now includes adaptive learning concepts. In the same way, UniCesumar’s students have access to Studeo, which enables our students to study where and when they prefer. Accordingly, in addition to students being able to study when and where they choose through our VLE, which is intuitive and dynamic, students can ask and have their questions answered in-person by a tutor, as well as perform group work and interact with other students. This creates network opportunities and a sense of belonging.
●	App Leo and Studeo, which is a mobile application where students can find content relating to all course subjects; simulators and 3D laboratories; all student services, including a WhatsApp center; online support with tutors; course learning results and learning activities; student and class benchmarks; as well as academic and financial information.
●	Tutor’s Portal, which is an online tool available to all of our tutors that tracks general performance indicators relating to the classes to which they are assigned. This allows tutors to keep track of their students’ development by understanding their individual characteristics and following their engagement, as well as to monitor their classes’ progress. It also gives them access to data that they can use to improve their planning methods and teach their classes effectively.
●	Teacher’s Portal, which allows teachers in charge of content production to monitor content delivery and quickly change, update and add new content to support all students or students from a certain region who have specific difficulties. We also develop our own academic content internally, which allows us to continuously improve it according to students’ feedback and achieve superior satisfaction levels.
●	Manager’s Portal, which supports all of our hub partners and our management team by providing financial and operational performance indicators relating to our hubs, on an individual and consolidated basis, and information about our competitive landscape. It allows partners to monitor the hub’s progress and plan their decision-making based on performance and data. Our partners can also use this platform to create their own advertising campaign with a standardized visual identity and centralized support.
●	Sales Management System, which is a platform that allows us and our hub partners to execute a dynamic pricing strategy adapted to each of the geographic markets in which we operate with enhanced discount and promotion controls. We believe that this tool helps us maximize our revenue from each hub and in each market by giving us and our partners across Brazil access to a complete sales interface. This system also provides georeferenced technology through a “heat map” that helps us choose the right place to open a new hub based on an analysis of data on potential students.

The COVID-19 pandemic in Brazil posed a series of challenges to companies across different economic sectors, including as a result of social distancing measures imposed by governmental authorities. While restrictions were imposed on in-person meetings which affected our business, our operations were not materially affected during the pandemic. We migrated our weekly in-person meetings with students to weekly virtual meetings conducted through the Microsoft Teams platform.

In this context and in a seamless adaptation to the pandemic, we have accelerated the delivery of digital content, like social media tools to interact with our students and prospective students. We also provided additional training sessions to our tutors using Microsoft Teams and supported them with methodologies to keep the student engaged. Since we already delivered most of our services remotely, we did not experience a significant disruption to our business from the adaptation of our learning model.

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

Tutor-Centered and Mediator-Teacher Hybrid Model

We believe our dedicated tutors and mediators are a key part of the success of our educational model. They are available not only during the weekly meetings, but also online to assist each student individually with their learning, to provide close guidance and activities and answer any questions that students may have.

Our tutors are local experienced professionals who work in their areas of expertise. We believe that the fact that our tutors and mediators with experience in professions relating to the subject that they teach gives the students practical business insights (e.g., an accountant who takes a part-time job as a tutor to support undergraduate accounting students). We believe that the relationship between the student and the tutors and mediators is very important.

Each of them accompanies their students throughout the whole course, across all modules, supported by a data-oriented methodology that enables them to measure and manage students’ learning experience in a single, exclusive digital platform that provides insights on performance, enrollments, grades, dropouts and achievement of goals. We believe this helps to create a personal bond and gives tutors and mediators the ability to play a fundamental role in the development of our students inside and outside the classroom.

Our local tutors are a part of the same community and face the same reality and conditions as our students, which paves the way for a close relationship and gives tutors the ability to play a fundamental role in the development of our students inside and outside the classroom.

The success of our tutor-based model from Uniasselvi or mediator-teacher model from UniCesumar requires well-prepared professionals who must not only have an academic background, but also industry experience. They are our employees, and we control the entire hiring and training process and monitor their performance, through our students’ monthly evaluation. This helps us ensure that adequate quality levels are maintained. We invest a significant amount of time and resources to train them constantly.

We believe that this careful process, considering the individuality of each brand, allows us to provide a quality service to our students at our hubs, supported by our online, technology-enabled platform and content. This model allows for higher student satisfaction and higher retention rates.

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

Our business model is financially aligned with that of our hub partners. Our hub partners are compensated by their respective share represented by a given percentage over the tuition fee collected by us from students. The total amount to be transferred to the hub partners on a monthly basis is derived from the pricing terms agreed upon with each student in the service agreement. This percentage is similar across all our partnership agreements and varies in accordance with the type of course the student is enrolled in, which are higher for continuing education courses and lower for undergraduate courses. In addition, for Uniasselvi partners, this percentage is higher in the beginning of the hub’s operations and decreases throughout their life cycle, thus reducing their payback period and increasing the attractiveness of their investment. On the other hand, for UniCesumar partners, this percentage is fixed, depending on the methodology and type of course. We believe that the share of the tuition fee paid to our hub partners represents an amount that allows our hub partners to maintain educational facilities and provide needed services to our students. We also believe that this structure incentivizes our hub partners to attract a higher number of students, which will in turn increase such hub partner’s profitability.

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

We believe that our partners choose to work with us for the following reasons, among others: (1) our profitable partnership model; (2) our strong brand; (3) our effective tutor-centered methodology with higher retention rates; (3) our distinctive digital marketing strategy; (4) our technology-enabled platform and sales tools designed to help partners manage their businesses more efficiently on a daily basis; and (5) our comprehensive product portfolio.

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

Evolution of the Number of Hubs per Uniasselvi Partner	Base hubs	2017	2018	2019	2020	2021	2022
Base partners	1.7	3.4	4.6	5.3	5.7	7.3	7.6
2017 partners		3.7	3.9	4.7	4.8	5.1	5.6
2018 partners			2.8	3.4	3.5	2.3	2.1
2019 partners				1.7	2.7	3.5	3.8
2020 partners					1.5	1.8	2.1
2021 partners						1.4	1.6
2022 partners							1.5

Evolution of the Number of Hubs per UniCesumar Partner	Base hubs	2017	2018	2019	2020	2021	2022
Base partners	1.4	2.3	3.2	3.7	3.9	5.2	5.9
2017 partners		1.4	1.8	2.2	2.4	3.1	3.5
2018 partners			1.2	1.4	1.6	2.1	2.3
2019 partners				1.2	1.3	2.1	2.4
2020 partners					1.4	1.9	2.3
2021 partners						1.5	1.7
2022 partners							1.3

As shown above, the number of hubs per new Uniasselvi partner in year decreased from 2.8 in 2018 to 1.7 in 2019 to 1.5 in 2020 and 1.4 in 2021. This is due to the fact that the expansion of new hubs in 2018 started in more densely populated areas and then progressed into less densely populated regions, and the number of hubs per new partner therefore decreased as a result of the geographic position of the new hubs.

Integrated Marketing Model

We developed a marketing model for our operations, which focuses on managing the student’s entire life cycle from the moment they are first identified as prospective students, and which integrates communication, commercial and sales strategies as well as management tools. From finding potential customers to enrolling them as new students, we establish and develop relationships with students. We endeavor to avoid dropouts and maintain ongoing relationships with our alumni. We believe that the strategy to manage this complex process is one of our competitive advantages. Our marketing strategy has three main focus areas:

●	Communication Strategy: we developed our strategy by focusing on managing investments and sales volumes in each region of Brazil, assessing our performance and customer acquisition cost (which we calculate as the sum of marketing expenses divided by student intakes), or “CAC,” per hub. Media investments are made transparently with hub partners, according to the local market share of our brand and the number of competitors by location. Our marketing strategy is divided into national and local campaigns, with digital and offline marketing as the main pillars of our communication;
●	Integration and management of sales efforts: we developed an integrated operation process with our hub partners using successful internal teams from each hub, focused on supporting commercial teams across the network. We operate as a single team, with an eye on the entire business process within our systems. Our sales team work in a fully integrated manner with a set of supporting processes and systems to generate an intense sales effort and is constantly updated on new strategies through our digital education system. Our sales academy, which uses standard content to educate the entire sales force, broadcast tools for periodic meetings with the entire hub network and mobile groups in order to streamline urgent demands; and
●	Relationship with students: our strategies are based on sharing relevant information for the use of our services, engaging students with the course and retaining them. To support relationship planning, we evaluate all classes taking place. In each subject, students evaluate all main factors affecting our courses: the tutor, the content and the infrastructure of the hub. This continuous process, known as CPA, allows a constant flow of information to our management team, who are focused on maximizing the experience delivered to students. Based on our relationship with students, demonstrated by high levels of satisfaction and low dropout rates, we incorporated additional strategies in an attempt to further improve our results of operations, among which we highlight the use of Artificial Intelligence, or AI, and the adoption of best practices for customer experience. Improvements in our quality indicators are the best confirmation of the success of our student relationship policies and strategies, as well as our efforts to integrate of their experience with our brands. The results in our CPA and Institutional Concept evaluated by the MEC indicate that we are on the right path.

Our Products and Services

We believe that, by incorporating quality, engagement, flexibility, affordability and innovation into our course offerings, we provide a differentiated learning experience to our students. Our core business is to provide digital education undergraduate courses, however, we also offer digital education graduate and on-campus undergraduate courses.

Our value proposition differentiates us from our competitors in the Brazilian market, as we seek to address what students value the most by providing a personalized student experience which combines the advantages of digital education and on-campus education. We believe our hybrid model incorporates the flexibility of online learning whenever and wherever appropriate, while also giving students the opportunity to network and to experience a sense of belonging through frequent interactions with tutors and other classmates during weekly meetings.

Our internal financial reports are also based on these three operating segments, as further detailed below.

Digital Education Undergraduate Courses

Our portfolio of courses is composed mainly of pedagogy, business administration, accounting, physical education, vocational education, engineering and health-related courses. Courses are offered in two different versions, consisting either of (i) a hybrid model and (ii) 100% online, and cover three undergraduate degrees:

●	Bachelor: Courses covering a wide range of theoretical and practical subjects, with an average duration of four to five years;
●	Teaching: Courses focused on training professionals to act as teachers or professors, with an average duration of four years; and
●	Vocational: Courses focused on developing practical skills for a specific profession, with average duration of two to three years.

Uniasselvi

What differentiates our digital education model is its hybrid methodology, which consists of weekly in-person meetings with on-site tutors, besides the benefit of the VLE, which works with the academic system Gioconda and the Leo App. Uniasselvi digital education undergraduate courses are structured around separate monthly modules. This enables students to enroll in digital education courses at any time during a semester. Each module includes four in-person meetings at our hubs or online live meeting, depending on the type of course chosen.

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

Courses are offered in two formats: (i) hybrid: our core product, which consists of one weekly in-person meeting with dedicated local tutors. For some specific engineering and some health-related courses, it consists of two weekly in-person meetings with dedicated local tutors; and (ii) flex: the course is given in the same way as the hybrid digital education format, but with a weekly virtual meeting. The student only goes to the hub for end-of-month exams. Our flex course offering also allows tutors to assist classes formed by students from anywhere in Brazil in the same virtual lab. Through this format, we can serve smaller regions where demand is insufficient to form a class of a specific course.

UniCesumar

As a complementary way of offering its courses, using the hybrid methodology, UniCesumar delivers weekly online live classes, focused on student autonomy and the quality of educational resources, and also the benefit of the VLE, that works with the academic system and the app Studeo. The courses are structured in 10-week modules. The students have four modules per year, and each module contains two or three disciplines. These are offered by way of weekly online live classes, recorded conceptual classes and case studies, in-person tests applied in our hubs, online studies and general knowledge activities. UniCesumar also offers educational content and support via internet and mobile devices.

UniCesumar’s digital education undergraduate courses are structured in 10-week modules, which means that students are able to enroll in digital education courses twice during a semester. Despite this flexibility, UniCesumar generally experiences a higher number of enrollments in digital education courses in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, similar to Uniasselvi, UniCesumar also generally experiences a higher number of enrollments at the beginning of the first semester of each year than at the end of the second semester of each year due to the high school calendar in Brazil in which classes end in December.

Courses are also offered in two formats, according to the methodology of each course: (i) hybrid: for courses that do not require practical classes, such as some specific engineering and some health-related courses; and (ii) online: for courses that do not require practical classes, such as business administration, teaching or some vocational courses. It is important to highlight that all students have weekly synchronous classes with teachers.

On-Campus Undergraduate Courses

We additionally offer traditional on-campus undergraduate courses, including those that are currently not allowed to be offered through digital education, such as law and health-related courses, and others such as business administration, accounting, physical education, and engineering. As of December 31, 2022, there were approximately 20,577 students enrolled in our on-campus undergraduate courses.

UniCesumar is supported by a brand legacy of over 30 years as a regional leader, including with regard to its medical education courses. UniCesumar has 348 approved medical seats for campuses located in Maringá in the State of Paraná and Corumbá in the State of Mato Grosso do Sul. In addition to these seats, UniCesumar can offer additional medical seats per year in accordance to rules determined by governmental programs such as PROUNI, FIES and Mais Médicos. UniCesumar’s medical course is ranked the sixth-best medical course among private institutions in Brazil, according to the 2019 Preliminary Course Concept by the ENADE.

Continuing Education Courses

We offer continuing education courses predominantly in pedagogy, finance and business, and also in other subjects such as law, engineering, IT and health-related courses. Courses are offered in three different versions, which are (i) in a hybrid model, (ii) 100% online, and (iii) on-campus. In addition to our graduate courses, we offer online short courses, professional qualification courses and technical courses.

In December 2020, we launched a pilot project focused on certificate programs for technical courses, which we believe is a potentially growing sector. This project is part of our strategy to expand complementary offerings throughout the students’ lifelong journey, providing an opportunity for students to follow a certificate program for vocational courses in parallel with high school studies or prior to their enrollment in an undergraduate program. As part of the first phase of the pilot project, there were three technical courses already authorized and being offered at ten hubs located in certain Brazilian states. We believe this could represent an additional source of revenue for us and contribute to a reduction of our customer acquisition cost, as these students may extend their learning journey with the pursuit of an undergraduate degree afterwards.

As part of our strategy following the UniCesumar Business Combination, with the expertise of our digital education undergraduate business, we expect to further grow and develop this operating segment.

For additional information about our students and business, see “Item 5. Operating and Financial Reviews and Prospects—A. Operating Results—Key Business Metrics.”

Seasonality

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

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations” for additional information.

Our Distribution and Geographic Presence

As a consequence of the new regulatory framework in 2017, which eased the process to open new hubs, we were able to expand our operations and geographic presence. As a result of our differentiated value proposition, we were able to increase our number of hubs and student base while improving quality.

We are present in all states of Brazil with considerable market share of enrollments in all regions. We have operating hubs in 1,340 cities and in 11.9% of all cities with over 40,000 inhabitants – which, according to our business model, is the optimal population to accommodate a digital education hub. We are also present in all cities in Brazil with over a million inhabitants. We note that as soon as we enter a new city, we usually quickly gain market share and become the market leaders of the city through our combination of hybrid offering, efficient pricing strategy and student-centric business model.

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

We have a very strong presence in the south region of Brazil. According to the 2021 Postsecondary Education Census by the INEP we had a market share of 26.9% between private institutions in terms of digital education enrollments in this region. We are also present in locations where access to on-campus education is difficult or deficient, with a large amount of hubs in small cities. We believe that our strong distribution network serves our purpose of democratizing access to postsecondary education and cementing our leadership nationwide.

We currently have a strategy to further penetrate the southeast region, as it is the largest market in Brazil. The charts below illustrate representativeness of each region in terms of enrollments in the total private digital education market, as well as our market share per region:

Source: INEP.

Sources and Availability of Raw Materials

We outsource the printing and binding of our educational materials. Printer costs are one of our principal costs, and printer fees are impacted by changes in the price of paper, one of the principal raw materials required to produce our educational materials. The cost of paper is generally impacted by fluctuations in U.S. dollar/real exchange rate, and is also impacted by inflation, but not necessarily linked to a specific inflation index. Such changes in prices are reflected as inflation adjustments in the fees charged by our third party printers, which produce our printed materials.

Our Competitive Strengths

Over the last 20 years, we have built a set of capabilities and features of our hybrid digital education business model and we believe this provides us with meaningful sustainable competitive advantages. Our value proposition differentiates us from other competitors in the Brazilian market, as we address what students value the most by providing a personalized student experience that combines the advantages of digital education and on-campus education.

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

One example of our continued focus on digital strength is the business combination we undertook in May 2022 with UniCesumar, an educational platform that has achieved high quality indicators and benefits from strong technological support while also having a regional footprint that is complementary to ours. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to the UniCesumar Business Combination” and “Item 4. Information on the Company—A. History and Development of the Company—UniCesumar Business Combination.”

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

Our Growth Strategy

We aim to continue generating value for our shareholders and remain focused on our primary mission: to provide students full access to digital education and improve their experience through our student-centric model. We believe this focus helped us grow and expand our business to several regions in Brazil in recent years and is a key driver for differentiating ourselves from our competitors. A large part of this growth was based on the strategic decision to start expanding into small and medium-sized cities and being the first educational institution to open units and provide access to higher education for residents of cities in the countryside of Brazil.

Based on the most recent available data of INEP, our CAGR for the period from 2015 to 2021 was 33.9%, the highest among the private digital education market (considering the five biggest private education companies in 2015).

Our revenue growth is a result of our business model, which has been based on the opening of new hubs, ramp-up of current hubs, annual price adjustments, and expansion of course offerings, as described below:

●	Maturation of Recently-Opened Hubs. In the last years, we significantly increased the number of students per hub. As of December 31, 2022, 91.2% of our 2,170 hubs are still ramping up, and we believe there is space to grow our operations, margins and student base. The maturation of a hub takes at least eight semesters, or four years, which is the average duration of a course, and the number of students per hub may continue to grow after such period as hubs gain more local recognition over time.
●	Opening of New Hubs and Expansion to New Markets. We intend to continue to expand to sizeable Brazilian states that offer a significant market opportunity and where we have a limited presence, including in the southeast of Brazil, in states such as São Paulo, Rio de Janeiro, Minas Gerais, and Espírito Santo. We believe there is still significant potential to strengthen our presence in the Southeastern region of Brazil, which represented 41.3% of the total digital education enrollments in private institutions in Brazil according to the 2021 Postsecondary Education Census by the INEP.
●	Mix of Courses. We have continuously added high-value courses to our portfolio over time, such as engineering and nursing courses, contributing to higher margins. We also believe there will be a significant increase in digital education enrollments if MEC authorizes the offering of additional undergraduate courses, such as law and health-related courses like psychology, which can currently only be provided on-campus. Because of our state-of-the-art infrastructure, we believe we are better positioned to capture this market opportunity and further strengthen our system relative to our competitors.
●	Selective Pursuit of M&A Opportunities. As with the UniCesumar Business Combination and Rede Enem, we intend to continue selectively pursuing acquisitions that we believe contribute to our mission, are financially attractive and resonate with, and enhance, our value proposition.

Our Competition

Based on the most recent available data of INEP, our CAGR for the period from 2015 to 2021 was 33.9%, the highest among the private digital education market (considering the five biggest private education companies in 2015).

Source: INEP.

Note: We selected the five largest education companies in 2015, which includes us, as points of comparison to show our growth.

We believe there are no pure-players in the postsecondary digital education providers in Brazil with a business model that is perfectly comparable to ours. This is due to the fact that our value proposition combines digital and technology-driven and in-person offerings. Several companies compete in the postsecondary education industry and the market is very fragmented. According to the 2021 Postsecondary Education Census by the INEP, there were 2,261 private postsecondary education institutions in Brazil and 450 offering digital education undergraduate courses. According to the 2021 Postsecondary Education Census by INEP, we were the second-largest digital postsecondary education group in Brazil, in terms of enrollments.

Source: INEP.

Corporate Social Responsibility

We believe that Vitru's academic programs have helped thousands of people across Brazil to gain new skills and improve their employment prospects. Our courses are designed to be accessible and affordable, which has made them particularly valuable for low-income students who may not have access to traditional education and training programs.

We are actively engaged in our community, continuously seeking to develop and participate in social and environmental initiatives. Our efforts are focused on our centers (núcleos de apoio), which support faculty members and students in institutional projects promoting social inclusion, extension programs, undergraduate research, and academic support. These centers have representatives from the institution on several boards in the regions where we operate.

One of the centers is our Social Responsibility Center (Núcleo de Responsabilidade Social) which is specifically focused on developing citizenship and raising awareness of individual and social rights through economic, political, and social development actions. We also have implemented a range of initiatives focused on political engagement, and social justice issues; community outreach programs focused on entrepreneurship, social inclusion, and human promotion; and initiatives to promote ethnic and race equality, environmental preservation and protection, culture, artistic production, sports, and leisure.

Through our internal program, SOMA, we are committed to fostering a more diverse and inclusive environment, preparing more than 10,000 of our employees to welcome everyone, uniting differences, and fostering equality. We also support various community projects, such as community herb gardens, environmental education, composting, and healthy eating habits.

In addition, we are proud to support the Projeto Autismos, a training and awareness program designed to educate education professionals about Autism Spectrum Disorder (ASD). Through this program, we provide ongoing training and resources to teachers and other education professionals, with the goal of improving outcomes for students with ASD.

Finally, we offer the community the opportunity to access free or low-cost health services in our school clinics, performed by our students under the supervision of teachers. Our goal is to provide at least 1,000 health services to community members each year and to track the impact of these services on community health outcomes.

We believe that our commitment to engage our stakeholders in these initiatives is an important step toward creating a more conscious society, and we are committed to ongoing evaluation and improvement to ensure that our programs are making a meaningful impact in the community.

Industry Overview

Brazilian Postsecondary Education Framework

We believe education is a priority for Brazilians, irrespective of their age or income. It is viewed as a stepping stone into the job market, and as one of the most important decisions for parents to make with respect to their child’s development as well as for working adults wishing to progress their careers.

In Brazil, the education cycle begins with primary and secondary education, also known as K-12, with a student base of 38.4 million students. Primary and secondary education is mostly provided by public schools, which account 81.0% of total students enrolled in 2022 according to INEP. Private institutions generally lead quality rankings, and there is significant variation in quality across public schools as a result of the different investments made by municipalities, states, or the Brazilian federal government based on results in the ENEM.

Postsecondary education is divided into undergraduate and graduate degrees:

●	Undergraduate courses generally cater to incoming secondary school students. Graduate degrees encompass post-graduate, master’s and doctoral degrees. Institutions are classified as colleges, university centers or universities, depending on the courses offered, the level of education of faculty members and the autonomy granted to them by the MEC. There are three types of undergraduate degrees in Brazil: bachelor’s, licenses and vocational degrees. These undergraduate degrees have flexible curricular schedules. Bachelor’s degrees typically have a duration three to six years and are designed to provide students with solid theoretical understanding of their subject matter and prepare them for their desired professions. License degrees are focused on training K-12 and secondary school teachers, and have a duration of three to five years. Vocational degrees provide more focused training and typically last two to three years.
●	Graduate degrees focus on deepening students’ understanding of their selected subject. There has been significant growth of lato sensu graduate degrees in Brazil. Post-graduate degrees, which also include master of business administration degrees, are more focused on preparing students for a specific profession and are typically provided over a total of 360 hours.

Postsecondary education in Brazil is provided in two formats:

●	On-Campus: This format is based on face-to-face interactions with students, although, pursuant to the applicable regulatory standards, up to 40% of the content of these courses may be provided in a digital format to complement face-to-face interactions (this applies to all private and public postsecondary courses, except for medical courses); and
●	Digital Education: In this format, course delivery is primarily made in a digital format, which may be complemented by in-person and online tutoring and support classes offered to students.

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

Undergraduate courses

According to INEP, Brazil had 6.9 million students as of 2021 in the private postsecondary education market. We believe Brazil has strong growth potential as a result of low penetration rates and increases in disposable income. Brazil has one of the lowest postsecondary education gross enrollment rates in the world, at only 35% in 2017, as compared to 88% for the United States and 94% for South Korea, according to UNESCO.

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

In 2021, there were 9.0 million students enrolled in private and public undergraduate courses in Brazil, 6.9 million in the private sector and 2.1 million in the public sector), with private education accounting for 77.1% of total enrollments according to INEP. The growth in the number of students enrolled was mainly driven by the private sector, which has grown faster than the public sector, as a result of (i) the increasing adoption of digital education and (ii) governmental programs and incentives, such as the PROUNI and FIES.

In the private education market, the increase in digital education has been the driver behind the expansion of the student base and increasing penetration, which, in 2021, stood at 51.1% of the overall private offering, surpassing on-campus enrollments. According to the 2021 Postsecondary Education Census by the INEP, digital education expanded at a CAGR of 15.2% between 2010 and 2021, significantly greater than the reduction in the CAGR of 1.5% for on-campus education in the same period.

Source: INEP.

Graduate courses

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

Digital Education

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

According to the latest available data published in February 2022 by INEP, out of the 6.9 million students enrolled in private undergraduate courses in 2021, approximately 3.5 million students were enrolled in digital education courses. In addition, digital education represents an even higher share of new enrollments, at 70.4% of total new private enrollments in 2021 (a level which has been above 25% since 2014).

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

Larger cities (mostly state capitals and their surrounding areas), usually have a broad educational offering with a comprehensive portfolio for students. Conversely, smaller towns (i.e. those cities with fewer than 30,000 inhabitants) lack alternatives. Therefore, we believe that digital education model provides a consistent regional offering, with quality levels equivalent to those found in major cities and attractiveness to local students while also creating an opportunity to increase postsecondary penetration across Brazil.

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

three years. The possibility of offering health-related digital education courses with a large student base, such as psychology and dentistry, would also be significant.
●	Postsecondary education degrees provide better employability and average salaries. According to a February 2020 study by Educa Insights, people holding a postsecondary education degree can expect to earn 65.3% more on average than those who only completed secondary education, with no significant difference between on-campus and digital education courses. Similarly, the unemployment rate for people holding a postsecondary education degree is 21.0%, which is 32.0 p.p. lower than those with only secondary school education, according to a February 2020 study by Educa Insights.
●	Post-graduate courses to grow supported by salary differentials and low penetration rate. We believe that the post-graduate education market still has significant room for growth as it only had 1.3 million students served by two thousand institutions as of 2021, according to Semesp. We expect to see increasing demand for lato sensu post-graduate courses thanks to the higher employability level and salaries these courses provide, as well as the higher number of undergraduate graduations.
●	Technology as an education lever. With enhanced student experience and consistent quality education, the acceptance of technology in education has increased significantly in the past twenty years. For example, the acceptance rate of digital education has increased by 25 p.p. since 2017 according to a February 2020 study by Educa Insights. As people born in the early 2000s are reaching postsecondary education, the demand for technology and online support tools is increasing across all institutions.
●	Positive K-12 outlook. While more students are graduating than in previous generations, according to the OECD, Brazil is still lagging behind other Latin American countries in terms of number of students completing secondary education. In 2017, the MEC put in place measures to make secondary schools more attractive to students and to increase graduation rates. It is expected that an increase in graduation rates from secondary schools would lead to greater demand for undergraduate education by students between 18 and 24 years old. Enrollment in postsecondary education tends to benefit from increases in secondary school graduation rates.
●	Resilient postsecondary digital education market. Digital education has proven to be resilient to macroeconomic downturns over the years primarily because of its value proposition. The ability to deliver better career prospects and higher wages in an affordable manner protects digital education from the negative impacts of economic cycles and enables off-cycle growth.
●	PNE to drive further sector growth. There are still significant deliverables to be completed as part of the PNE, which was launched in 2014 and sets forth certain goals to be achieved by 2024. In addition to providing incentives for students and universities, we believe that digital education’s unique value proposition and affordability place it in a good position to capture the growth necessary to fulfill the Brazilian government’s objectives.

Market Opportunity

We believe Brazil is the largest market in Latin America and is among the most attractive private education market opportunities in the world for the following reasons:

●	Postsecondary education penetration rates have been increasing, but are still well below other countries. According to the OECD, as of 2020, Brazil has one of the lowest postsecondary education penetration rates in the world, with only 23.0% of the Brazilian population between 25 and 64 years having completed any sort of postsecondary education degree. This is much lower than the average across OECD countries of 47.0% and also below other countries in Latin America, such as Chile with 41.0%;
●	The Brazilian National Education Plan targets. In 2014, the Brazilian federal government established a PNE with 20 goals for improving and enhancing access to education, which is expected to be completed by 2024. Out of the 20 goals, the most important goal for the postsecondary education sector is to increase the penetration rate of postsecondary education to 50.0% of the target population (i.e. 18 to 24 years old) as compared to 37.4% in 2019, according to the 2020 Third Cycle Report from INEP;

●	Changing in government Brazilian regulations. Historically, Brazilian regulations imposed mandatory bureaucratic preapproval procedures to request the opening of new learning units, which limited growth in the digital education market. In 2017, the Brazilian government simplified the opening of education units while maintaining the quality of digital education courses, as the number of preapproved units for each university depends on the institution’s score in the last ENADE. Lower-performing institutions cannot open any new units, while higher-performing institutions can open up to 250 units per year;
●	Postsecondary Education Degree in Brazil leads to higher employability levels and higher average salaries. According to a February 2020, study by Educa Insights, people holding a postsecondary education degree can expect to earn 65.3% more on average than those who only completed secondary education, with no significant difference between on-campus and digital education courses. Similarly, the unemployment rate for people holding a postsecondary education degree is 21.0%, which is 32.0 p.p. lower than those with only secondary school education, according to Educa Insights;
●	Digital Education has driven recent private sector growth. According to INEP, private digital education expanded at a CAGR of 19.9% between 2011 and 2021, significantly greater than the negative CAGR of 3.6% for on-campus education during the same period. In this context, digital education courses are becoming increasingly popular in Brazil due to (1) greater flexibility for students who also work, and (2) greater affordability in that tuitions are approximately one third of on-campus tuition fees; and
●	Hybrid delivery offering is dictating the pace. Postsecondary education students in Brazil need more affordable and flexible alternatives to study, as well as an academic experience that involves personal contact with faculty and other students. According to INEP, in 2022, 81.0% of Brazil’s secondary school (K-12) students were enrolled in public schools. In this context, we believe students without strong academic secondary school backgrounds are less likely to continue their education through 100% online courses and are more likely to continue their education in courses that provide a hybrid combination of both on-campus and online offerings.

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

Private higher education institutions are part of the Brazilian Federal Educational System (Sistema Federal de Ensino) and their activities are regulated by the federal government, and universities have didactic, scientific and administrative autonomy as provided by the Brazilian Constitution.

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

Postsecondary Education

The postsecondary education sector is subject to comprehensive government regulation. Its purpose is to ensure the quality of educational services, through evaluations of the ability of educational institutions to meet minimum standards established by the CNE and approved by the MEC. This evaluation includes the analysis of pedagogical projects, the infrastructure of educational institutions and the academic staff, and the results of such evaluations are taken into consideration in the proceedings for opening new units and new courses.

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

The MEC is the federal government agency responsible for education in Brazil. It formulates and evaluates Brazilian national education policy, ensuring the quality of education and compliance with education regulations. The INEP is a federal authority associated with the MEC responsible for evaluating educational institutions and student performance, as well as conducting research in order to provide a reliable database for public use.

The MEC is assisted by the CNE, which is the entity with decision-making and deliberative powers to ensure the improvement of national education. The CNE is comprised of the CEB, which is the collegiate responsible for the regulation of primary and secondary school, and the Higher Education Board (Câmara de Educação Superior), or CES, which is the entity responsible for the postsecondary education system. The CEB and CES are each composed of 12 members appointed by the President of Brazil.

Ministry of Education (MEC)

The MEC is the highest authority for postsecondary education within the Brazilian national education system, whose main competences consist of the following: (1) confirming the CNE’s accreditation decisions for postsecondary education institutions; (2) confirming evaluation systems and criteria adopted by the INEP; (3) confirming opinions and regulation proposals from the CNE; (4) issuing rules and instructions for compliance with laws, decrees and regulations pertaining to education issues; and (5) regulating and monitoring the postsecondary education system through its secretariats.

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

National Higher Education Evaluation Commission (CONAES)

The CONAES is a collegiate coordination and monitoring body of the National Higher Education Evaluation System (Sistema Nacional de Avaliação da Educação Superior), or SINAES, monitored by the MEC, composed of a President and 13 members, including one representative of the INEP, one representative of the Foundation for the Coordination of Improvement of Postsecondary Education Personnel (Fundação de Coordenação de Aperfeiçoamento de Pessoal de Nível Superior), or CAPES, three representatives of the MEC (one of which must come from the body responsible for the regulation and monitoring of postsecondary education), one representative of the student body of postsecondary education institutions, one representative of the academic staff of postsecondary education institutions, one representative of the administrative body of postsecondary education institutions, and five members appointed by the Minister of Education, with distinguished scientific, philosophic and artistic knowledge and proven expertise in postsecondary evaluation or management.

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

Authorizations for medical courses are governed by a separate regime set forth by Federal Law No. 12,871, dated as of October 22, 2013, that redesigned the conditions to access the market for medical courses. Pursuant to this legislation, SERES has the right to select the location where private medical courses will be offered and institutions are required to compete between themselves in a public procurement for the right to be authorized to enter the market. MEC Ordinance No. 328/2018, as amended by Ordinance No. 1,302/2018, suspended new public procurements for medicine courses until April 23, 2023.

This regime enacted by Federal Law No. 12,871/2013 has been challenged before the Brazilian Supreme Court by means of Direct Unconstitutionality Action (“ADI”) No. 7,187/DF. In addition, Direct Constitutionality Action No. (“ADC”) 81/DF has been launched to recognize the constitutionality of the referred regime. As of the date of this annual report there is no injunction granting relief or final decision in either ADI and ADC. In the event that the ADI is upheld, this may positively affect our business if we were to decide to add medical courses to our portfolio, albeit this is not currently part of our strategy.

Universities and university centers may apply for the accreditation of a campus not located in the same city as their headquarters, provided that it is located in the same state. Such campuses and programs must integrate the same set of universities or university centers and will only enjoy autonomous prerogatives if there is compliance with the same headquarters requirements and if a high-quality degree is shown, through an average CI greater or equal to 4. Therefore, even in the case of universities or university centers, prior authorization from the MEC is necessary to create any courses on campuses not located in the same city as the university’s headquarters.

Once authorization for a given course has been issued, postsecondary education institutions, including university centers and universities, must also file a request for the recognition of the course after 50% of the contents have been covered by the first intake of students as a condition for the national validation of the respective diploma. The requirement must be filed with the MEC after the midway point of the term established for the completion of the corresponding program and three-quarters completion of such term, and must include the following documents, among others: (1) a pedagogic project, including the number of students and other pertinent academic information; (2) a list of faculty members, listed in the national registry of instructors; and (3) proof of availability of the teaching facilities.

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

Modification of Supporting Entity

Pursuant to Decree No. 9,235/2017 and Ordinance No. 23/2017, modification of a supporting entity occurs whenever there is a change in the supporting entity or its controlling shareholder in a way that may affect the decision-making process. Although it no longer depends on any approval by the MEC, the modification must be reported to the MEC within 60 days of the consummation of the event for the purposes of updating the registries. Such notice must be followed by all the legal documents related to the alteration, duly registered, and the term of commitment executed by the legal representatives of both the current and new supporting entities.

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

In 2022, Federal Law No. 14,350 was enacted. This law extends access to PROUNI to students from private schools who did not receive any scholarship to study at such schools. Previously, only students coming from public schools or who had attended private schools on a full scholarship could participate in the program. The new rules came into effect on July 16, 2022.

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

Normative Ruling No. 1,394, of September 12, 2013, introduced new provisions regarding the tax exemptions granted by PROUNI. According to this Normative Ruling, in addition to the tax exemptions obtained by higher education institutions signatories to PROUNI, tax exemptions are calculated based on the Proportion of Effective Occupation of the Scholarships (Proporção de Ocupação Efetiva de Bolsas), or POEB. Originally, the exemption related to IRPJ should be calculated without taking into account the additional 10% of IRPJ. However, Normative Ruling No. 1,394 was amended by Normative Ruling No. 1,417/2013.

According to Article 7, II, of Normative Ruling No. 1,394, as amended by Normative Ruling No. 1,417, dated December 6, 2013, the calculation of the exemption should also include the additional 10% of IRPJ, in addition to the CSLL rate. The amount calculated based on the multiplication of the POEB on the IRPJ and CSLL due by the legal entity, is the amount of the IRPJ and CSLL exemption, respectively, which may be deducted from the IRPJ and CSLL in relation to the totality of the Company’s activities.

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

University Scholarship Program from Santa Catarina (UNIEDU)

UNIEDU is a program of the State of Santa Catarina that provides scholarships for students to attend universities. UNIEDU is governed by articles 170 and 171 of the constitution of the State of Santa Catarina and regulated by Complementary Law No. 583/2012 and Ordinance No. 3,155/2017.

Pursuant to the abovementioned legislation, the Santa Catarina Department of Education (Secretaria de Estado da Educação do Estado de Santa Catarina), enters into agreements with state-based educational institutions duly accredited by the MEC that will receive funds for payment of scholarships.

Scholarships should be offered to those who meet the following criteria: (1) having attended all secondary school in public schools or private institutions, with a full scholarship; (2) complying with the per capita family income limit established annually by the governor of the State of Santa Catarina; and (3) be selected by the responsible committee appointed by the Santa Catarina Department of Education.

The current Governor of the state of Santa Catarina has put forward proposals to substitute UNIEDU for a new public policy known as “Free University” (Faculdade gratuita). According to the outline that has already been released, this policy would involve the payment, by the state of Santa Catarina, of the amount corresponding to all seats currently offered by Community Higher Education Institutions (Instituições Comunitárias de Ensino Superior) – a type of nonprofit institution with a special involvement in local communities. If the proposal is submitted as a bill and approved by Santa Catarina’s Legislative Assembly it may exclude all private universities from state public funds which could have a material adverse effect on our business in Santa Catarina.

The National Association of Private Universities (Associação Nacional das Universidades Particulares) challenged the current criteria used by UNIEDU for distributing public funds among Community Higher Education Institutions and Private Higher Education Institutions (Instituições de Ensino Superior privadas), as well as the exclusion of Private Higher Institutions from the new public policy, before the State of Santa Catarina Court of Auditors (Tribunal de Contas de Santa Catarina) in a proceeding (Procedimento Apuratório Preliminar - PAP No. 23/80012614), or the PAP No. 23/80012614. As of the date of this annual report, the only statements within the PAP No. 23/80012614 were the legal opinions of the internal technical body and the public prosecutor associated with the relevant court, who moved to reject the injunction as well as the PAP No. 23/8001261 itself. Note that the public prosecutor associated to the State of Santa Catarina Court of Auditors recommended that the discussion and the implementation of the public policy regarding UNIEDU should be submitted to a special audit in order to be assessed by State of Santa Catarina Court of Auditors (Controladoria-Geral do Estado Santa Catarina). As of the date of this annual report, there is no injunction granting relief or final decision that modifies the status quo described above.

National Higher Education Evaluation System (SINAES)

The SINAES was created by Law No. 10,861 of April 14, 2004, with the purpose of evaluating postsecondary education institutions and undergraduate courses and measuring student academic performance. The main objectives of this system are: (i) to assess the quality of education in Brazil; and (ii) to provide guidelines for the MEC to decide upon institutional reaccreditation, recognition and renewal of recognition of courses. Additionally, the SINAES is responsible for improving the quality of postsecondary education in Brazil given that the MEC can identify deficiencies and establish specific conditions for institutions to remedy their issues and resume their operations.

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

Our Regulatory Quality Indicators

Our model is recognized by certain regulatory quality indicators, such as:

●	CI Score: A quality indicator for postsecondary education institutions measured and published by the MEC through on-campus evaluations that comprise educational organization subjects, such as institutional planning and development, academic and management. In the last evaluation, undertaken in 2019, the CI score was 5 out of 5 possible points for both, Uniasselvi and UniCesumar.
●	CPC: A quality indicator for postsecondary education institutions measured and published by ENADE that comprises educational and organization subjects, such as student and faculty performance, infrastructure, didactic-pedagogical resources and other inputs, in order to measure general courses quality. In 2021 (the last available data), Vitru’s CPC score was 2.48 out of a possible 5 points.
●	IGC: This is the most important quality indicator for a course. The IGC considers the average of the last three CPC grades, the distribution of students across undergraduate and graduate, and the average evaluation of graduate programs. In 2021 (the last available data), Vitru’s IGC score was 2.67 out of a possible 5 points.
●	IDD: A quality indicator that is intended to capture the institution’s contribution to the student’s development. In 2021 (the last available data), Vitru’s IDD score was 2.26 out of a possible 5 points.

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

The diagram below depicts our organizational structure as of the date of this annual report:

Below is a brief description of our subsidiaries:

Vitru Brasil Empreendimentos, Participações e Comércio S.A. (“Vitru Brasil”)

Vitru Brasil is an operating subsidiary and was incorporated on June 27, 2014 in Florianópolis, State of Santa Catarina. On January 5, 2023, it obtained approval to register as a securities issuer in Category B from the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”). Pursuant to CVM regulation, Category B registration authorizes the trading of certain classes of securities (excluding (i) shares and share depositary receipts; or (ii) any securities that grant their holders rights to acquire the securities mentioned in item (i), as a result of its conversion or the exercise of its holders’ rights, provided that such securities are issued by such issuer/company itself or an issuer/company of its group) of Vitru Brasil in regulated markets. It is primarily a holding company through which we hold our remaining subsidiaries listed below, and through which we provide our postgraduate courses.

Vitru Brasil is a primarily a holding company through which we hold our remaining subsidiaries listed below, and through which we provide our postgraduate courses.

Sociedade Educacional Leonardo da Vinci Ltda. (“Uniasselvi”)

Uniasselvi was incorporated on January 30, 2004 in Indaial, State of Santa Catarina. Vitru Brasil acquired sole control of Uniasselvi from Kroton on February 28, 2016. We conduct most of our digital education undergraduate courses through Uniasselvi and its activities also include conducting on-campus undergraduate and continuing education courses. Uniasselvi holds the following educational entities authorized by the MEC:

●	Centro Universitário Leonardo da Vinci – Uniasselvi;
●	Centro Universitário Uniasselvi de Blumenau;
●	Centro Universitário Uniasselvi de Brusque;
●	Faculdade Leonardo da Vinci de São Gonçalo;
●	Faculdade Leonardo da Vinci – Santa Catarina – FAVINCI;
●	Faculdade Metropolitana de Florianópolis – FAMEFLORIPA;
●	Faculdade Metropolitana de Itajaí – FIMT;
●	Faculdade Metropolitana de Lages – FAMELAGES;
●	Faculdade Metropolitana de Palhoça – FAMEPALHOÇA; and
●	Faculdade Metropolitana de Rio Sul – FAMESUL.

CESUMAR – Centro de Ensino Superior de Maringá Ltda. (“UniCesumar”)

UniCesumar is a limited liability company (sociedade limitada) incorporated under the laws of Brazil on April 2, 2007, pursuant to its articles of incorporation and headquartered in the city of Maringá, State of Paraná. UniCesumar was founded in 1989 by a group of teachers led by Professor Wilson de Matos Silva and has become one of the 10 largest education groups in Brazil by number of enrolled students, according to the INEP census published by the MEC in February 2022. UniCesumar holds the following educational entities authorized by the MEC:

●	Universidade Cesumar;
●	Faculdades Integradas Cesumar de Arapongas;
●	Faculdade UniCesumar de Corumbá;
●	Faculdade Politécnica de Campo Grande;
●	Faculdade Integrada de Campo Grande;
●	Faculdade Integrada Cesumar de Curitiba;
●	Faculdade de Inovação Tecnológica de Campo Grande;
●	Faculdade Cesumar de Ponta Grossa;
●	Faculdade Cesumar de Londrina;
●	Faculdade Cesumar de Guarapuava;
●	Faculdade Cesumar de Campo Grande; and
●	Centro Universitário do Paraná.

Sociedade Educacional do Vale do Itapocu Ltda (“Sociedade Educacional do Vale do Itapocu”); FAIR Educacional Ltda. (“FAIR”) and FAC Educacional Ltda. (“FAC”)

Sociedade Educacional do Vale do Itapocu, FAIR and FAC are the subsidiaries through which we provide on-campus undergraduate and continuing education courses. These subsidiaries were incorporated on November 3, 2005, April 25, 2014, and June 24, 2014, respectively, and were also acquired by us from Kroton in 2016 and 2017.

Sociedade Educacional do Vale do Itapocu, FAIR and FAC hold the following educational entities authorized by the MEC:

●	Centro Universitário Uniasselvi de Guaramirim;
●	Faculdade Metropolitana de Joinville – FAMEVILLE;
●	Faculdade Leonardo da Vinci de Belo Horizonte;
●	Faculdades Integradas de Rondonópolis – FAIR;
●	Faculdade de Mato Grosso – FAMAT; and
●	Instituto de Ensino Superior de Cuiabá.

Rede Enem Serviços de Internet Ltda. (“Rede Enem”)

Rede Enem is our subsidiary incorporated on September 1, 2022, and through which we offer a platform that provides free content through an ecosystem, including blogs, free preparatory courses, and social media profiles in order to improve the performance of students in secondary education, mainly from public schools, for the ENEM.

Instituto Cesumar de Ciência, Tecnologia e Inovação (“ICETI”)

ICETI is an association with the purpose of supporting, developing and promoting education, research, innovation and technology projects, in order to complement Cesumar’s activities.

Additional Information

See Note 2.2 to our audited consolidated financial statements included elsewhere in this annual report for additional information on our subsidiaries.

D.Property, Plant and Equipment

Intellectual Property

Our business depends to a significant extent on our intellectual property, such as our “Uniasselvi” and “UniCesumar” brands. We rely and expect to continue to rely on a combination of copyright, trademark and trade secret laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology and copyright from third parties.

As of December 31, 2022, we owned 51 trademarks, including “Vitru,” “Uniasselvi,” “UniCesumar,” and a number of additional brands which we use in certain parts of Brazil, such as “Fameblu,” “Univinci,” “ICPG,” “Asselvi,” “Cesumar,” “UC UniCesumar” and “Comunidade do Conhecimento”. We also have the right to use of a number of registered copyrights, most notably copyrights for physical and digital teaching materials.

We also own a number of domain names registered in Brazil, including “unicesumar.edu.br,” “cesumar.edu.br,” “unicesumar.com.br” and “unicesumaraovivo.com.br.

Properties

Our corporate headquarters, which include our Uniasselvi academic core and business operations are located in the city of Indaial, in the State of Santa Catarina. The previous corporate headquarters, the lease to which expired in 2022, consisted of 3,977.43 square meters. The new space, located in the same city, consists of 4,370.20 square meters of space and is under a lease that expires in 2028. We also lease a secondary corporate headquarters, located in the city of Maringá, in the State of Paraná, which includes the majority of product development, sales, marketing of UniCesumar, and business operations of both brands. These principal executive offices consist of approximately 10,542 square feet of space under a lease that expires in 2042.

We also lease 758.10 square meters in the city of Florianópolis, in the State of Santa Catarina, for certain administrative activities and where our main executive offices and part of our senior management are located, under a lease that expires in 2024. We believe our facilities are sufficient for our current needs.

In addition to our corporate headquarters and to our corporate center, and as of December 31, 2022, we leased all operational and administrative facilities. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire or lease new space to meet the needs of our business or consolidate them and dispose of facilities that are no longer needed.

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

A.Operating Results

We provide a complete pedagogical system focused on a hybrid digital education experience for undergraduates and continuing education students. Between 2016 and 2021, we grew at a CAGR of 40.4% in terms of enrolled students in our undergraduate digital education programs, as shown in the chart below.

Source: INEP.

Note: The data presented in this chart for the period from 2010 to 2021 is derived from publicly available information published by INEP for market share comparability purposes, it is calculated by INEP by applying the same metrics for all postsecondary education institutions in Brazil. This data may not be directly comparable with data derived from our internal records included elsewhere in this annual report.

We offer a differentiated digital education experience to our students through our innovative hybrid model, which emphasizes flexibility, affordability, and a strong relationship with all stakeholders engaged in our platform. Our hybrid and technology-enabled content is delivered both digitally and through in-person or virtual weekly meetings led by highly-trained tutors on our extensive hub network. We believe that this unique tutor-centered learning experience sets us apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of our student base.

Our hub partners, who own 93.6% of our hubs as of December 31, 2022, are compensated by their respective shares represented by a given percentage over the tuition fee collected by us from students. The total amount to be transferred to the hub partners on a monthly basis is derived from the pricing terms agreed upon with each student in the service agreement. This percentage is similar across all our partnership agreements and varies in accordance with the type, of course, the student is enrolled in, which are higher for continuing education courses and lower for undergraduate courses. In addition, this percentage is higher at the beginning of the hubs’ operations and decreases throughout their life cycle, thus reducing their payback period and increasing the attractiveness of their investment. Therefore, as hubs mature, we should experience an increase in our gross revenue (higher than the increase in tuition fees in the same period) as a result of the lower tuition share allocated to our hub partners. We have built and nurtured strong relationships with more than 650 hub partners, who play a key role in our expansion. Our proven quality has allowed us to accelerate the growth of our business and further differentiate ourselves.

Our CI score, which is measured and published by MEC and is based on institutional planning and development, academic and management criteria, was 5 (on a scale of 1 to 5), enabling us to open up to 1,500 hubs per year, 250 hubs at each of our six institutions accredited to offer digital education undergraduate courses, compared to a maximum of 150 and 50 new hubs per year for institutions scoring up to 4 and 3, respectively. We offer the highest quality standards in higher education in Brazil, as evaluated by the MEC.

 Since March 2020 our business, financial condition and results of operations have been affected by the ongoing COVID-19 pandemic. We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. For additional information, see “Item 4. Information on the Company—A. History and Development of the Company—Our History—COVID-19 Pandemic” for information on the impact of the COVID-19 pandemic on our business and also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The COVID-19 pandemic, or any health crisis, epidemic, pandemic or outbreak may cause an adverse effect in our operations, including the partial closure of our business. The extension of such event, including the COVID-19 pandemic, and the perception of its effects are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow.”

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

The result of our recent cohorts demonstrates our successful track record in developing our educational system as set out in the chart below.

(1)	The number of hubs and students in 2021 has been revised post-closing and is aligned with Vitru’s criteria.

Note: The numbers in the chart above show the actual student base (in thousands), within each cohort, as of the end of each semester between the second semester of 2017 and the second semester of 2022.

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Enrolled Students

The number of enrolled students is one of the most significant operational metrics tracked by our management. It represents the total number of students enrolled in the courses we provide. As of December 31, 2022, we had 768,384 enrolled students, respectively, representing a CAGR of 57.5% from 2020 to 2022.

In our digital education undergraduate courses, our first core business, we had 696,254 students as of December 31, 2022, representing a CAGR of 64.6% from 2020 to 2022. In our digital education graduate courses, our second core business, we had 51,284 students as of December 31, 2022, representing a CAGR of 7.3% from 2020 to 2022.

We believe the metric that best shows our focus on digital education (comprising both undergraduate courses and graduate courses) and its relevance to our course offerings is the number of enrolled students from digital education as a percentage of our total enrolled students.

The following table sets forth the number of enrolled students as of the dates presented.

	As of December 31,
	2022	2021	2020
Total enrolled students	768,384	365,433	309,560
% Digital education to total enrolled students	97.3%	98.3%	97.4%
Total of digital education students	747,538	359,175	301,523
Number of digital education undergraduate students	696,254	304,060	256,953
Number of digital education graduate students	51,284	55,115	44,570

Number of Hubs

We have substantially expanded our operations and geographic presence throughout Brazil with the opening of new hubs in the last years. The number of hubs is one of the drivers that enable us to increase our base of enrolled students. Our network as of December 31, 2022 consisted of 2,170 hubs across all Brazilian states, representing a CAGR of 74.9% from 2020 to 2022.

The following table sets forth the number of hubs as of the dates presented.

	As of December 31,
	2022	2021	2020
Number of Hubs	2,170	939	709

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

As of December 31, 2022, 91.2% of our 2,170 hubs were still ramping up and the current maturation index of these expansion hubs was only 41.8%. We believe this shows our potential for growth. We estimate that a typical hub reaches its full capacity in terms of number of students (and is deemed to be mature) after seven or eight years of operations.

	As of December 31,
	2022	2021	2020
Theoretical maturation index	41.8%	32.9%	30.1%

Tuition

We believe that the total amount of tuition we charge (which is the sum of our gross revenue and hub partners’ portion less other academic revenue less cancellations), considering only our digital education undergraduate business, is a useful metric to show the compelling strength of our growth and the maturation of our hubs.

	As of and for the Year Ended December 31,
	2022	2021	2020

	(in R$ millions)
Tuition (net of cancellations)	1,590.6	829.1	670.2

We typically adjust our tuition fees on an annual basis, at rates above the variation of inflation indices for the previous twelve months.

Our operating results normally fluctuate as a result of seasonal variations in our business. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations” and “Item 4. Information on the Company—B. Business Overview—Our Business—Our Products and Services—Seasonality.”

Brazilian Macroeconomic Environment

Substantially all of our operations are located in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the industry in general, are particularly sensitive to changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the years indicated.

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the years indicated.Substantially all of our operations are located in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the industry in general, are particularly sensitive to changes in economic conditions.Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the years indicated.

	As of and for the Year Ended December 31,
	2022		2021		2020
Real growth in gross domestic product (GDP)		2.9%		5.0%		(3.3)%
Inflation (deflation) (IGP-M)(1)		5.5%		17.8%		23.1%
Inflation (IPCA)(2)		5.8%		10.1%		4.5%
CDI interest rate(3)		11.73%		4.35%		2.72%
SELIC(4)		13.75%		9.25%		2.00%
Year-end exchange rate—reais per U.S.$1.00(5)	R$	5.218	R$	5.581	R$	5.197
Average exchange rate—reais per U.S.$1.00(6)	R$	5.165	R$	5.396	R$	5.158
Depreciation of the real vs. U.S.$ in the period(7)		6.5%		(7.4)%		(28.9)%
Unemployment rate(8)		9.5%		13.5%		13.5%

Source: FGV, IBGE and Brazilian Central Bank.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, accumulated during the corresponding period.
(4)	The SELIC rate is the base interest rate (Sistema Especial de Liquidação e Custódia) in Brazil.
(5)	Annual rate at the end of the period.
(6)	Average of the exchange rate on each business day of the year.
(7)	Comparing the U.S.$ closing selling exchange rate as reported by the Brazilian Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(8)	Average unemployment rate for year as measured by the IBGE.

Inflation directly affects most of our current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA. For instance, our most important cost component is personnel, which accounted for 46.2%, 49.9% and 54.3% of our total costs and expenses in the years ended December 31, 2022, 2021 and 2020, respectively, and is clearly impacted by inflation rates. Historically, inflation has been offset by our ability to adjust our tuition fees in rates that are typically above the variation of inflation indexes, due mostly to the increase in the content density and complexity over the course; however, this may not necessarily continue to be the case in the future. Our financial performance is also tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of our financial investments.

The recent economic instability in Brazil, the deterioration of the political environment and the ongoing economic effects from the COVID-19 pandemic, such as high inflation, have all contributed to a decline in market confidence in the Brazilian economy, and have had a significant effect on economic conditions in 2022. Business operations across Latin America, Asia, Europe and the United States in 2022 were affected by supply chain disruption and shortages of components, with a direct impact on the availability of goods and services. In 2022 and early 2023, inflationary pressures continued in Brazil, as it did globally, including as a result of the ongoing war between Ukraine and Russia, supply chain issues, the continued COVID-19 pandemic (particularly in China) and increases in energy prices. As a result, inflation peaked in 2021 at multiple-year highs of 12.1% in Brazil in April 2022 (as measured by the IPCA in year-over-year terms), the highest levels since 2003 in Brazil. Accumulated inflation for the year ended December 31,

2022, was 5.79% in Brazil. In 2022 and early 2023 high inflation has impacted the global economy, including in major markets like the United States. These disruptions have impacted businesses generally. We cannot predict when or whether economic conditions will stabilize globally or in Brazil. Unfavorable macroeconomic conditions in Brazil and globally are expected to continue throughout 2023. Brazilian GDP increased by 2.9% in 2022 but is expected to increase by 1.2% in 2023 according to the Brazilian federal government.

For further information, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Brazil— Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our common shares.”

Segment Reporting

We report on our operations according to the following segments, each of which represents a main line of service from which we generate revenue: (i) digital education undergraduate courses; (ii) on-campus undergraduate, and (iii) continuing education courses. For further information, see “Item 4. Information on the Company—B. Business Overview—Our Business—Our Products and Services.”

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

Other revenues consists mainly of operational activities performed at the request of our students, such as the revenue we earn on application of additional exams (substitute exams or vacation courses), transfers between campuses, services related to the issuance of certificates and penalties we impose for the early termination of contracts. Other revenue is recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration that we expect to receive for those services. Other revenue is presented net of the corresponding discounts, returns and taxes.

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

Joint Operations with Hub Partners

A hub is a local operating unit owned by us or by third party hub partners. We enter into these partnerships through contracts with hub partners who provide support centers with infrastructure for our students. Each hub partner is responsible for rental costs and property maintenance, as well as administrative services, cleaning, local student service and infrastructure of the hubs. It is responsible for offering students access to audiovisual resources, a library and information technology support to enable students to take part in our digital education courses. We typically enter into contracts with our hub partners for an initial six-month term. The contracts are automatically renewable after the first six-month period and every six months thereafter unless terminated in accordance with their terms.

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

Sales revenue in Brazil is subject to taxes and contributions, at the following statutory rates:

●	The PIS and the COFINS are contributions levied by the Brazilian federal government on gross revenue. These amounts are invoiced to and collected from our customers. Given that we are acting as tax withholding agents on behalf of the tax authorities, these amounts are recognized as deductions to gross revenue against tax liabilities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset amounts of PIS and COFINS which are payable. These amounts are recognized as recoverable taxes and are offset each month against taxes payable and presented net, as the amounts are due to the same tax authority.
●	PIS and COFINS are contributions calculated on two different regimes pursuant to the applicable Brazilian tax legislation: cumulative method and non-cumulative method. The regulations applicable to PROUNI provide that the revenue from traditional and technical undergraduate courses are exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged based on the cumulative method at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS and COFINS are charged based on the non-cumulative method at rate of 1.65% and 7.6%, respectively.
●	ISS is a tax levied by municipalities on revenue from the provision of services. ISS tax is added to amounts invoiced to our customers for the services we render. Given that we are acting as an agent collecting these taxes on behalf of municipal governments, these are recognized as deductions to gross revenue against tax liabilities. The applicable rates may vary from 2.00% to 5.00%.
●	INSS is a social security charge levied on wages paid to employees.

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

Current income taxes were calculated based on the criteria established in Normative Ruling No. 1,394, of September 12, 2013, issued by the Brazilian internal revenue service (Receita Federal do Brasil) in relation to the PROUNI program. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date. We periodically evaluate positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

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

Recent Accounting Pronouncements

New standards, interpretations and amendments adopted by the Group

There were no changes to international accounting standards in 2022.

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

Results of Operations

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021 and 2020

The following table sets forth our income statement data for the year ended December 31, 2022, 2021 and 2020:

	For the Years Ended December 31,			Variation
	2022	2021	2020	2022-2021		2021-2020

	(in R$ millions, except percentages)
Statement of Profit or Loss at
Net revenue	1,317.3	631.1	519.2	686.2	108.7%	111.9	21.6%
Revenue from digital education undergraduate courses	998.2	531.7	423.0	466.5	87.7%	108.7	25.7%
Revenue from on-campus undergraduate courses	251.1	47.0	55.6	204.1	434.2%	(8.6)	(15.5)%
Revenue from continuing education courses	68.1	52.4	40.6	15.7	29.9%	11.8	29.1%
Cost of services rendered	(502.3)	(240.9)	(221.5)	(261.4)	108.5%	(19.4)	8.8%
Gross profit	815.0	390.2	297.7	424.8	108.9%	92.5	31.1%

Selling expenses	(244.9)	(111.5)	(86.6)	(133.4)	119.6%	(24.9)	28.8%
General and administrative expenses	(179.3)	(89.3)	(73.9)	(90.0)	100.8%	(15.4)	20.8%
Net impairment losses on financial assets	(187.5)	(110.7)	(76.8)	(76.8)	69.4%	(33.9)	44.1%
Net impairment losses on financial assets from digital education undergraduate courses	(155.9)	(90.1)	(61.3)	(65.8)	73.1%	(28.8)	47.0%
Net impairment losses on financial assets from on-campus undergraduate courses	(23.6)	(5.0)	(9.7)	(18.6)	375.8%	4.7	(48.7)%
Net impairment losses on financial assets from continuing education courses	(8.0)	(15.6)	(5.9)	7.6	(48.6)%	(9.7)	164.8%
Other income (expenses), net	(2.3)	0.1	0.5	(2.4)	(3,638.5)%	(0.4)	(87.3)%
Operating expenses	(614.0)	(311.4)	(236.8)	(302.6)	97.2%	(74.6)	31.5%
Operating profit	201.0	78.8	60.9	122.2	155.1%	17.9	29.4%

Financial income	64.6	45.5	36.6	19.1	42.0%	8.9	24.3%
Financial expenses	(264.4)	(74.9)	(64.4)	(189.5)	253.0%	(10.5)	16.3%
Financial results	(199.8)	(29.4)	(27.8)	(170.4)	579.6%	(1.6)	5.4%
Profit before taxes	1.2	49.4	33.1	(48.2)	(97.5)%	16.3	49.3%

Current income taxes	(18.0)	(11.3)	(19.6)	(6.7)	59.3%	8.3	(42.3)%
Deferred income taxes	110.2	32.6	38.6	77.6	238.0%	(6.0)	(15.5)%
Income taxes	92.2	21.3	19.0	70.9	332.9%	2.3	11.6%
Net income for the year	93.4	70.7	52.1	22.7	32.2%	18.6	35.7%

Net Revenue

Net revenue for the year ended December 31, 2022 was R$1,317.3 million, an increase of R$686.2 million, or 108.7%, from R$631.1 million for the year ended December 31, 2021. This increase was attributable to increases in net revenue from digital education undergraduate courses, on-campus undergraduate courses and continuing education courses. Net revenue for the year ended December 31, 2021 was R$631.1 million, an increase of R$111.9 million, or 21.6%, from R$519.2 million for the year ended December 31, 2020. This increase was attributable to an increase in net revenue from digital education undergraduate courses and continuing education courses, which was partially offset by a decrease in revenue from on-campus undergraduate courses.

●	Revenue from digital education undergraduate courses. Revenue from digital education undergraduate courses for the year ended December 31, 2022 was R$998.2 million, an increase of R$466.5 million, or 87.7%, from R$531.7 million for the year ended December 31, 2021. Revenue from digital education undergraduate courses for the year ended December 31, 2021 was R$531.7 million, an increase of R$108.7 million, or 25.7%, from R$423.0 million for the year ended December 31, 2020. These increases were primarily driven by the increase in the number of students enrolled in our digital education undergraduate courses, as a result of the expansion and maturation of operational hubs, and by the consolidation of UniCesumar’s results within our own.
●	Revenue from on-campus undergraduate courses. Revenue from on-campus undergraduate courses for the year ended December 31, 2022 was R$251.1 million, an increase of 434.2%, from R$47.0 million for the year ended December 31, 2021. This increase was primarily attributable to the consolidation of UniCesumar in our results of operations following the closing of the UniCesumar Business Combination given that UniCesumar has significant on-campus activities. The effects of the consolidation of UniCesumar offset a decrease in our revenue in this segment of R$9.3 million for the year ended December 31, 2022, which was primarily attributable to the ongoing shift to digital education supported by the increased number and attractiveness of digital education undergraduate courses. Revenue from on-campus undergraduate courses for the year ended December 31, 2021 was R$47.0 million, a decrease of 15.5%, from R$55.6 million for the year ended December 31, 2020. These decreases were primarily attributable to the ongoing shift to digital education as a whole, which we believe is due to the increased number and attractiveness of digital education undergraduate courses. The decline in the on-campus performance is within our expectation that over time the contribution and relevance of this segment to our consolidated results will continue to decrease.
●	Revenue from continuing education courses. Revenue from continuing education courses for the year ended December 31, 2022 was R$68.1 million, an increase of R$15.7 million, or 29.9%, from R$52.4 million for the year ended December 31, 2021. This increase in revenue from continuing education courses was primarily due to the consolidation of R$15.3 million in revenue from continuing education courses of UniCesumar’s results within our own since the closing of the UniCesumar Business Combination. Revenue from continuing education courses for the year ended December 31, 2021 was R$52.4 million, an increase of R$11.8 million, or 29.1%, from R$40.6 million for the year ended December 31, 2020. The increase in revenue from continuing education courses was positively affected by the new digital marketing approach implemented in late 2020 and throughout 2021.

Cost of Services Rendered

Cost of services rendered for the year ended December 31, 2022 was R$502.3 million, an increase of 108.5%, from R$240.9 million for the year ended December 31, 2021. This increase was primarily attributable to an increase of R$178.9 million in personnel costs with the hiring of new tutors to support the growth of our business, as well as an increase in depreciation of R$29.0 million driven by depreciation and amortization relating to content production, rights-of-use assets, and software. As a result of the UniCesumar Business Combination, we experienced an increase in amortization in an amount of R$10.3 million, from the recognition of identifiable assets, in addition to the impact of R$2,298.5 million related to the consolidation of UniCesumar’s results of operations into our own. Costs of services rendered amounted to 38.1% and 38.2% of net revenue in the years ended December 31, 2022 and 2021, respectively. Accordingly, our gross margin (defined as gross profit divided by net revenue) increased from 61.8% in the year ended December 31, 2021 to 61.9% in the year ended December 31, 2022.

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

Gross Profit

As a result of the foregoing, gross profit for the year ended December 31, 2022 was R$815.0 million, an increase of R$424.8 million, or 108.9%, from R$390.2 million for the year ended December 31, 2021, an increase of R$92.5 million, or 31.1%, from R$297.7 million for the year ended December 31, 2020.

Operating Expenses

Operating expenses for the year ended December 31, 2022 were R$614.0 million, an increase of R$302.6 million, or 97.2%, from R$311.4 million for the year ended December 31, 2021. Operating expenses for the year ended December 31, 2021 were R$311.4 million, an increase of R$74.6 million, or 31.5%, from R$236.8 million for the year ended December 31, 2020. These variations are attributable to the following:

●	Selling Expenses. Selling expenses for the year ended December 31, 2022 amounted to R$244.9 million, an increase of R$133.4 million, or 119.6%, from R$111.5 million for the year ended December 31, 2021. In addition to the impact from the consolidation of UniCesumar’s results of operations of R$72.5 million into our own, this increase was driven by an increase of R$57.5 million in online advertising costs, which are aimed primarily at attracting new students to our digital education segment. Our selling expenses were also affected by an increase in the amortization of intangible assets from the UniCesumar Business Combination in an amount of R$47.2 million related to customer relationships acquired in the business combination.

Despite the increase in expenses with online advertising, our Uniasselvi’s customer acquisition cost in the digital education undergraduate segment decreased 1.5% in the year ended December 31, 2022 to R$351.3 per new student compared to R$356.6 per new student in the year ended December 31, 2021.

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

●	General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2022 were R$179.3 million, an increase of R$90.0 million, or 100.8%, from R$89.3 million for the year ended December 31, 2021, mainly due to an increase of R$26.3 million in personnel expenses and R$27.8 million of consultancy expenses related to integration planning and financial advisory services for the UniCesumar Business Combination in addition to the impact from the consolidation of UniCesumar’s results of operations of R$43.8 million into our own.

General and administrative expenses for the year ended December 31, 2021 were R$89.3 million, an increase of R$15.4 million, or 20.8%, from R$73.9 million for the year ended December 31, 2020, primarily due to an increase in personnel expenses.

●	Net Impairment Losses on Financial Assets. Net impairment losses on financial assets for the year ended December 31, 2022 were R$187.5 million, an increase of R$76.8 million, or 69.4%, from R$110.7 million for the year ended December 31, 2021. On a relative basis, the margin of net impairment losses on financial assets decreased from 17.5% of net revenue in the year ended December 31, 2021 to 14.2% of net revenue in the year ended December 31, 2022. The increase in net impairment losses on financial assets was primarily due to the impact of the consolidation of UniCesumar’s results of operations into our own, which accounted for R$38.8 million of the overall increase, and to an increase in our net revenue of 23.0%, or R$144.9 million, from the year ended December 31, 2021 to the year ended December 31, 2022 (after excluding the results of UniCesumar from the date of acquisition to December 31, 2022), which resulted in an increase in the net impairment losses on financial assets. The reduction in the margin of net impairment losses was driven by the fact that UniCesumar has more effective collection procedures in place than Vitru does and therefore has a lower margin of net impairment losses, as a result of which the consolidation of UniCesumar’s results into our own led to a decrease in Vitru’s consolidated net impairment margin.

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

Net impairment losses on financial assets from digital education undergraduate courses. Net impairment losses on financial assets from digital education undergraduate courses for the year ended December 31, 2022 were R$155.9 million, an increase of R$65.8 million, or 73.0%, from R$90.1 million for the year ended December 31, 2021. The margin of net impairment losses on financial assets from digital education undergraduate courses decreased from 16.9% of net revenues in the year ended December 31, 2021 to 15.6% of net revenue in the year ended December 31, 2022.

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

In addition to the impacts of the contribution of UniCesumar to our consolidated results for the year ended December 31, 2022, these increases were the result of an increase in the proportion of freshmen (instead of seniors) in each year (compared to the immediately preceding year) in our digital education undergraduate courses, as freshmen have historically had a higher rate of default.

Net impairment losses on financial assets from on-campus undergraduate courses. Net impairment losses on financial assets from on-campus undergraduate courses for the year ended December 31, 2022 were R$23.6 million, an increase of R$18.6 million, or 375.8%, from R$5.0 million for the year ended December 31, 2021. Net impairment losses on financial assets from on-campus undergraduate courses for the year ended December 31, 2021 were R$5.0 million, a decrease of R$4.7 million, or 48.7%, from R$9.7 million for the year ended December 31, 2020.

Net impairment losses on financial assets from continuing education courses. Net impairment losses on financial assets from continuing education courses for the year ended December 31, 2022 were R$8.0 million, a decrease of R$7.6 million, or 48.6%, from R$15.6 million for the year ended December 31, 2021.

The margin of net impairment losses on financial assets continuing education courses slightly decreased from 29.8% of net revenues in 2021 to 11.8% of net revenue in 2022. These decreases were a result of the impact of the consolidation of UniCesumar results, an increase in the recovery of write-off uncollectible receivables during the year and a decrease in our organic net revenue in this segment.

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

These increases were the result of the change in the mix of businesses within this operational segment due to a reduction in the share of our business accounted for by agreements to provide continuing education courses to public entities and an increase in the share of our business accounted for by agreements with individuals, who have historically had a higher rate of default. In 2020, we shortened the timeline for installment payments of amounts due to us for the provision of continuing education courses, in line with market practice. This resulted in an increase in the amounts of write-offs of uncollectible receivables in this segment in 2021 compared to 2020.

Other Income (Expenses), Net

We recorded other income, net of R$2.3 million for the year ended December 31, 2022, compared to other income, net of R$0.1 million for the corresponding period in 2021. This variation is attributable to the consolidation of UniCesumar’s results of operations into our own.

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

Operating Profit

As a result of the foregoing, we recorded operating profit of R$201.0 million for the year ended December 31, 2022, compared to operating profit of R$78.8 million for the year ended December 31, 2021 and to an operating profit of R$60.9 million for the year ended December 31, 2020.

Financial Results

Financial results for the year ended December 31, 2021 were an expense of R$29.4 million, an increase of R$1.6 million, or 5.4%, from an expense of R$27.8 million for the year ended December 31, 2020. This increase was primarily attributable to the increase in our financial expenses and partially offset by the increase in our financial income.

●	Financial Income. Financial income for the year ended December 31, 2022 was R$64.6 million, an increase of R$19.1 million, or 42.0%, from R$45.5 million for the year ended December 31, 2021. This increase was partially attributable to a R$7.4 million increase in financial investment yield due to an increase in the SELIC rate and an increase of R$9.1 million in the interest earned on tuition fees paid in arrears.

Financial income for the year ended December 31, 2021 was R$45.5 million, an increase of R$8.9 million, or 24.3%, from R$36.6 million for the year ended December 31, 2020. This increase was partially attributable to a R$17.7 million increase in financial investment yield, mainly related to the management of the funds obtained with our IPO in September 2020 and higher interest rate in Brazil.

●	Financial Expenses. Financial expenses for the year ended December 31, 2022 were R$264.4 million, an increase of R$189.5 million, or 253.0%, compared to the previous year. This increase was primarily attributable to a R$157.2 million increase in interest on loans and financing as a result of the issuance of our Debentures, in addition to the impact of R$19.1 million as a result of the consolidation of UniCesumar’s results of operations into our own.

Financial expenses for the year ended December 31, 2021 were R$74.9 million, an increase of R$10.5 million, or 16.3%, from R$64.4 million for the year ended December 31, 2020. This increase was primarily attributable to a R$5.4 million increase in interest on accounts payable from acquisition of subsidiaries related to adjustments based on the IPCA inflation rate.

Profit before Taxes

As a result of the foregoing, we recorded profit before taxes for the year ended December 31, 2022 of R$1.2 million and a decrease of R$48.2 million, or 97.5%, compared to profit before taxes for the year ended December 31, 2021 of R$49.4 million, and a profit before taxes of R$33.1 million for the year ended December 31, 2020.

Income Taxes

Income taxes for the year ended December 31, 2022 were a credit of R$92.2 million, an increase of R$70.9 million, from a credit of R$21.3 million for the year ended December 31, 2021. Income taxes for the year ended December 31, 2021 were a credit of R$21.3 million, an increase of R$2.3 million, from a credit of R$19.0 million for the year ended December 31, 2020. This increase was primarily attributable to the following:

●	Current Income Taxes. Current income taxes expenses for the year ended December 31, 2022 were an expense of R$18.0 million, an increase of R$6.7 million, or 59.3%, from an expense of R$11.3 million for the year ended December 31, 2021. This increase was primarily attributable to a higher taxable profit;

Current income taxes expenses for the year ended December 31, 2021 were an expense of R$11.3 million, a decrease of R$8.3 million, or 42.3%, from an expense of R$19.6 million for the year ended December 31, 2020. This decrease was primarily attributable to a lower taxable profit; and

●	Deferred Income Taxes. Deferred income taxes for the year ended December 31, 2022 were a credit of R$110.2 million, an increase of R$77.6 million, or 238.0%, from a credit of R$32.6 million for the year ended December 31, 2021, principally due to the recognition of deferred tax assets on tax loss carryforwards and temporary differences and deferred income taxes related to intangible assets from the business combinations with UniCesumar.

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

Net Income (Loss) for the Year

As a result of the foregoing, we recorded a net income for the year ended December 31, 2022 of R$93.4 million, compared to a net income of R$70.7 million for the year ended December 31, 2021 and a net income of R$52.1 million for the year ended December 31, 2020.

B.Liquidity and Capital Resources

Cash Flows

As of December 31, 2022 and 2021, we had R$47.2 million and R$75.6 million in cash and cash equivalents, respectively. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table shows the generation and use of cash in the year ended December 31, 2022, 2021 and 2020.

	For the Year Ended
	December 31,			Variation
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020

	(in R$ millions, except percentages)
Cash Flow Data
Cash flows provided by operating activities	121.5	65.0	75.9	56.5	86.7%	(10.9)	(14.4)%
Cash flows provided by (used in) investing activities	(2,162.1)	100.0	(610.3)	(2,262.1)	(2,261.7)%	710.3	(116.4)%
Cash flows provided by (used in) financing activities	2,012.2	(175.4)	617.9	2,187.6	(1,247.2)%	(793.3)	(128.4)%

Operating Activities

Our net cash flows from operating activities increased by 86.7% to R$121.5 million in the year ended December 31, 2022, from R$65.0 million in the year ended December 31, 2021, as a result of the following variations. Our profit before taxes decreased to R$1.2 million in the year ended December 31, 2022 from a profit of R$49.4 million in the year ended December 31, 2021. The adjustments to reconcile income before taxes to cash provided by operating activities increased to R$555.4 million in the year ended December 31, 2022, from R$208.7 million in the year ended December 31, 2021, mainly as a result of R$76.8 million variation in net impairment losses on financial assets during the years compared.

Changes in our operating assets and liabilities were principally affected by (i) an increase of R$235.5 million in trade receivables in the year ended December 31, 2022, compared to an increase of R$117.1 million in trade receivables in the year ended December 31, 2021, primarily as a result of an increase in net revenue due to the expansion of our business and the impact from the consolidation of UniCesumar’s results of operations into our own; and (ii) an increase of R$53.6 million in trade payables in the year ended December 31, 2022, from an increase of R$9.5 million in trade payables in the year ended December 31, 2021, as a result of the contribution of UniCesumar to the consolidated results.

Our net cash flows from operating activities decreased by 14.4% to R$65.0 million in the year ended December 31, 2021, from R$75.9 million in the year ended December 31, 2020, as a result of the following variations. Our profit before taxes increased to R$49.4 million in the year ended December 31, 2021 from a profit of R$33.1 million in the year ended December 31, 2020. The adjustments to reconcile income before taxes to cash provided by operating activities increased to R$208.7 million in the year ended December 31, 2021, from R$173.0 million in the year ended December 31, 2020, mainly as a result of R$33.8 million variation in net impairment losses on financial assets during the years compared.

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

Investing Activities

Our net cash flows provided by (used in) investing activities varied to cash provided by investing activities of R$2,162.1 million in the year ended December 31, 2022, from net cash provided by investing activities of R$100.0 million in the year ended December 31, 2021, primarily as a result of the payments for the acquisition of interests in subsidiaries, net of cash obtained, and the impact from the consolidation of UniCesumar’s results of operations into our own. In addition, we recorded payments for the acquisition of interests in subsidiaries of R$2,291.7 million in the year ended December 31, 2022, an increase of R$2,163.9 million, or 1,693.2%, compared to R$127.8 million in the year ended December 31, 2021.

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

Financing Activities

Our net cash flows provided by (used in) financing activities varied from net cash provided by financing activities of R$2,012.2 million in the year ended December 31, 2022 compared to cash used in financing activities of R$175.4 million in the year ended December 31, 2021, primarily due to our issuance on May 15, 2022, of two series of debentures, the first series containing 500 bonds maturing between November 2023 and May 2024, and the second series containing 1,450 bonds maturing between May 2025 and May 2027. See “—Indebtedness” for more information.

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

Indebtedness

As of December 31, 2022, 2021 and 2020 our total consolidated indebtedness was R$2,450.9 million, R$311.3 million and R$576.0 million, respectively, of which (i) zero, zero and R$151.8 million, respectively, consisted of a loan agreement with Banco Santander (Brasil) S.A.; (ii) R$507.4 million, R$149.8 million and R$274.9 million, respectively, were payables from the acquisition of subsidiaries; and (iii) R$323.3 million, R$161.5 million and R$149.4 million, respectively, were lease liabilities.

Acquisitions of our Subsidiaries, including UniCesumar

On May 20, 2022, we closed our business combination with UniCesumar. The closing purchase price (subject to certain post-closing adjustments) amounted to R$3.21 billion, payable as follows: (i) 65.9% in cash on the closing date; (ii) 17.0% in stock through the issuance of 7,182,385 new common shares (5,144,383 common shares issued and delivered on the closing date and 2,038,002 common shares to be withheld for a specified term as an indemnification guarantee); and (iii) 16.0% in cash, to be paid 12 months after the closing date (subsequently extended to 24 months), as adjusted by the IPCA inflation rate beginning from the closing date. We have also entered into a five-year non-compete agreement with the Matos family, one of the former shareholders of UniCesumar, in connection with which we paid a total of R$180.0 million on the closing date. Other related payments may include an earn-out payment of R$1.0 million per additional medical seat approved within 36 months after closing, a performance earn-out payment of up to R$50.0 million up to two years after the closing date.

On September 26, 2022, we entered into an agreement with the former shareholders of UniCesumar, though which the maturity date of the 16.0% deferred cash payment described above was postponed from 12 months to 24 months after the closing date of the UniCesumar Business Combination. After the 12th month, the amount of the cash payment will be adjusted by the monthly variation of the Brazilian interest rate (SELIC) plus 3.0% per year.

We completed the acquisitions of certain of our other subsidiaries in 2016 and 2017. The purchase price had been completely paid by December 31, 2022. The subsidiaries in question, all of which we acquired from the Kroton group, are: Sociedade Educacional Leonardo da Vinci S/S Ltda., Sociedade Educacional do Vale do Itapocu S/S Ltda., FAIR Educacional Ltda. and FAC Educacional Ltda.

Loan Agreement with Santander Brasil

On April 16, 2020, we entered into a loan agreement with Banco Santander (Brasil) S.A. for R$150.0 million, with interest accruing at the CDI rate plus 3.6%. Such loan agreement matured on October 18, 2021, and it has been fully repaid. Following the start of the COVID-19 pandemic in late March 2020 and the then existing uncertainties related to the overall economic scenario, our management decided to enter into this loan agreement to safeguard any possible liquidity needs for the settlement of the then outstanding installment due in December 2021 relating to the acquisition of subsidiaries. Such installment was initially estimated at R$150 million, but the effective disbursement was R$139.5 million, due to a discount negotiated with the creditor. We settled the total amount of the loan principal on October 18, 2021, for a total amount of R$153.4 million. As of December 31, 2022 and as of the date of this annual report, there was no aggregate principal amount outstanding under this loan agreement.

Debentures

On May 15, 2022, Vitru Brasil issued two series of simple, secured, non-convertible debentures in an offering with restricted distribution efforts directed solely at professional investors in Brazil, in compliance with Rule 476 of the Brazilian Securities Commission (Instrução da Comissão de Valores Mobiliários). The aggregate principal amount of the debentures is R$1,950.0 million, comprised of Series 1 debentures in an amount of R$500.0 million and Series 2 debentures in an amount of R$1,450.0 million. The Series 1 debentures and the Series 2 debentures mature on May 15, 2024, and May 15, 2027, respectively.

The interest rate applicable to the debentures is equal to the Brazilian daily interbank deposit rate (Depósito Interfinanceiro) plus a spread of 2.60% for the Series 1 debentures and 2.75% for the Series 2 debentures. If Vitru Limited does not undertake an equity offering in an amount of at least R$500.0 million within one year following the issuance (i.e., by May 15, 2023), the spread on the Series 1 debentures and Series 2 debentures will increase to 2.90% and 3.20%, respectively.

The proceeds from the issuance of the Debentures were used by Vitru Brasil to pay part of the purchase price in connection with the UniCesumar Business Combination.

Vitru Brasil’s obligations under the Debentures are guaranteed by certain subsidiaries of Vitru Brasil, namely UniCesumar, Sociedade Educacional Leonardo da Vinci Ltda., Sociedade Educacional do Vale do Itapocu Ltda., Fac Educacional Ltda. and Fair Educacional Ltda. Vitru Brasil’s obligations under the Debentures are also secured by certain collateral in accordance with Brazilian law, including the share capital of UniCesumar, and the rights related thereto, pursuant to a fiduciary assignment (alienação fiduciária em garantia), and certain receivables of UniCesumar, including from the provision of educational services. The Debentures are also subject to cross-default and cross-acceleration provisions in relation to other financial agreements entered into by us, Vitru Brasil and certain subsidiaries, including the guarantors.

Loan Agreement (Cédula de Crédito Bancário) between UniCesumar and Itaú Unibanco S.A.

On May 7, 2020, UniCesumar entered into a Loan Agreement with Itaú Unibanco S.A. for R$40 million with a maturity date of May 3, 2024 and an interest rate equal to the Brazilian daily interbank deposit rate (depósito interfinanceiro), plus 3.19%. The loan agreement is secured by a fiduciary assignment of credit rights of the debtor to the amount of 40% of the principal. The loan is guaranteed, with joint and several liability, by Wilson de Matos Silva, Wilson de Matos Silva Filho and Claudio Ferdinandi. UniCesumar borrowed R$40 million under this loan agreement in May 2020 and repaid all amounts outstanding in December 2021. As of December 31, 2022, there was no amount outstanding under this loan agreement.

For further information about our indebtedness, see Notes 13, 16 and 18 to our audited consolidated financial statements included elsewhere in this annual report.

Capital Expenditures

In the years ended December 31, 2022, 2021 and 2020, we made capital expenditures of R$97.0 million, R$58.3 million and R$56.4 million, respectively. These capital expenditures mainly include expenditures related to the purchase of property and equipment and the purchase and capitalization of intangible assets.

Our capital expenditures in the year ended December 31, 2022 totaled R$32.1 million for internal project development, R$8.7 million for IT equipment, R$6.5 million for furniture, equipment and facilities, R$13.1 million for refurbishments related to the accessibility and modernization of certain of our facilities, R$18.8 million for software acquisitions, and R$5.8 million for operation licenses for distance learning, R$0.2 million for library books, R$ 0.7 million for vehicles and R$11.1 million for improvements in leased properties.

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

Off-Balance Sheet Arrangements

As of December 31, 2022, 2021 and 2020, we did not have any off-balance sheet arrangements.

Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2022:

	Payments Due By Period as of December 31, 2022
				More than
	Less than 1 year	1-3 years	3-5 years	5 years	Total

	(in R$ millions)
Trade payables	99.7	—	—	—	99.7
Lease liabilities	51.3	62.6	40.8	168.7	323.3
Payables from acquisition of subsidiaries	—	509.2	—	—	509.2
Share-based compensation	19.8	—	—	—	19.8
Total	170.8	571.7	40.8	168.7	952.0

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

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

●	the ongoing economic and political crisis in Brazil may adversely affect the performance of the Brazilian economy;
●	the political instability related to the new mandate of the new President of Brazil which commenced on January 1, 2023, including uncertainties in relation to the implementation by the new administration of monetary, fiscal and social security policies and the political climate following the result of the election, which resulted in massive demonstrations and/or strikes, including riots in Brazil’s capital city, Brasília, on January 8, 2023;
●	potential inflation increases that could cause an increase in interest rates and lower economic growth;
●	developments and the perception of risk in other countries may adversely affect the Brazilian economy;
●	continued market volatility and instability that could affect our revenues;
●	restrictive regulations or government intervention;
●	decreased liquidity in domestic and international capital markets;
●	tax policies that could decrease our profitability;
●	our ability to realize the anticipated benefits of our UniCesumar Business Combination;
●	our ability to realize the anticipated benefits of the issuance of shares in connection with our Rights Offering and the Crescera Investment; and
●	currency fluctuation and exchange rate controls that could have an adverse impact on international investor.

For more information, see “Item 3. Key Information—D. Risk Factors” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

E.Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see “—A. Operating Results—Critical Accounting Estimates and Judgments” and note 3 to our audited consolidated financial statements for the fiscal years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Board of Directors, Executive Officers and Senior Management

We are managed by our board of directors, executive officers and by our senior management, pursuant to our memorandum and articles of association, or our Articles of Association, and the Companies Act.

Board of Directors

As of the date of this annual report, our board of directors is composed of eleven members. Each director is appointed for a two-year term, unless they resign, are removed or their office is vacated earlier, provided, however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed).

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Carlos Eduardo Martins e Silva	40	Chairman
Wilson de Matos Silva	75	Vice-Chairman
Daniel Arthur Borghi	49	Director
Edson Gustavo Georgette Peli	41	Director
Felipe Samuel Argalji	35	Director
Fernando Cezar Dantas Porfírio Borges	53	Director
Lywal Salles Filho	76	Director
Weslley Kendrick Silva	46	Director
Aline Leite San Lee Sun	49	Independent Director(1)
Claudia Jordão Ribeiro Pagnano	55	Independent Director(1)
Rivadávia Correa Drummond de Alvarenga Neto	54	Independent Director(1)
(1)	Member of our Audit Committee.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, SC, 88032-005, Brazil.

Carlos Eduardo Martins e Silva is a member of our board of directors, a position he has held since July 13, 2021, and has served as the Chairman of the board since August 26, 2022. Mr. Martins e Silva is a partner at Vinci Partners where he focuses on private equity. He has actively participated in the raising, investing, monitoring and divestment of three private equity funds that together invested a total of U.S.$1.6 billion in more than 30 companies. He has served on the boards of directors or fiscal councils of Cemar, Ceagro, Los Grobo, Burger King, Vitru, Uniasselvi, Domino’s, Grupo CURA and Vero. Since 2021 he has also been a member of the deliberative council of the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity & Venture Capital — ABVCAP). He has also held executive positions at portfolio companies of Vinci Partners, including serving as the chief financial officer of Sollus and Los Grobo, and as the chief executive officer of Uniasselvi (on an interim basis) and Domino’s between 2018 and 2020. Before joining Vinci Partners, Mr. Martins e Silva was an equity research analyst at Credit Suisse where he participated in several initial public offerings between 2006 and 2007. Previously, he worked as an equity analyst at Banco Modal. He holds a bachelor’s degree in economics from the Universidade Federal do Rio de Janeiro and from the Università degli Studi di Bologna.

Wilson de Matos Silva is a member and Vice-Chairman of our board of directors since May 20, 2022. Mr. de Matos Silva is the founder and former dean of Unicesumar. He is also a founder of the educational group Colégio Objetivo – Unidade Maringá. Prior to this, Mr. de Matos Silva was a University Professor at the state university of Universidade Estadual de Maringá-PR and at Universidade Paranaense. Mr. de Matos Silva has a bachelor’s degree in mathematics from Universidade Federal de Santa Catarina as well as a specialization in advanced calculus from Universidade Estadual de Londrina.

Daniel Arthur Borghi is a member of our board of directors since November 16, 2022, and is Co-CEO of Crescera Investimentos, a managing director, and a member of its Executive Committee. A partner for over 10 years, he is responsible for its Education Private Equity practice. He was a member of the board of directors of Afya Limited. He is also currently a member of the board of Vertex Technologies Ltd. (Nelogica). Prior to joining Crescera Investimentos, he was a consultant at McKinsey &Co., an executive at Docas Participações S.A., and a partner at Finance Ltda. He holds an electrical engineering degree from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the Kellogg School of Management, Northwestern University.

Edson Gustavo Georgette Peli is a member of our board of directors since September 2, 2020, and has served as the Chairman of our board of directors between July 13, 2021 and August 26, 2022. Mr. Peli has previously served on the board of directors of Vitru Brasil, a position he has held since October 2015. In addition to our company, Mr. Peli currently serves on the boards of directors of Ri Happy Brinquedos S.A. Mr. Peli was also a Managing Director at The Carlyle Group, based in São Paulo, Brazil, focusing on buyout investment opportunities primarily in Brazil and other selected South American countries. Mr. Peli joined The Carlyle Group in 2008 and was involved in investing and managing over U.S.$1.5 billion in equity investments in the healthcare, consumer and retail, and education sectors. Mr. Peli stayed with The Carlyle Group until its operations in Brazil were acquired by SPX Capital in May 2021, where he is currently a Partner. Prior to joining The Carlyle Group, Mr. Peli worked in investment banking at Credit Suisse Brasil S.A., or Credit Suisse Brazil, from December 2004 to January 2008, where he was involved in mergers and acquisitions and capital markets, having participated in over 30 completed transactions across several sectors. Prior to his time at Credit Suisse Brazil, Mr. Peli worked in credit risk at Banco Citibank S.A., or Citi Brazil, from February 2004 to December 2004. Mr. Peli holds a bachelor of science degree in Business Administration from Escola de Administração de Empresas de São Paulo/Fundação Getulio Vargas with a specialization program in Corporate Finance and Capital Markets at the University of Texas at Austin.

Felipe Samuel Argalji is a member of our board of directors since November 16, 2022, and is a senior partner and member of the Executive Committee of Crescera Investimentos, responsible for investments in the Education Private Equity sector, since 2009. He was a member of the Finance Committee of Abril Educação, and a member of the board of directors at Anima Educação and Afya Limited. He is also currently a member of the board of AOVS Sistemas de Informática S/A (Alura). He holds an economics degree from IBMEC.

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

Weslley Kendrick Silva is a member of our board of directors since May 20, 2022. Mr. Kendrick Silva is the Head of Institutional Relations at UniCesumar. Mr. Kendrick Silva has a law degree from UniCesumar, as well as a post-graduate degree in marketing. In addition, Mr. Kendrick Silva has a post-graduate degree in strategic management of third-party organizations from Faculdade Cidade Verde and a master’s degree in leadership from Southeastern University.

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

Board Diversity Matrix (as of December 31, 2022)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	11

					Did Not Disclose
Part I: Gender Identity	Female	Male		Non-Binary	Gender
Directors:	2	9		—	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:			2
LGBTQ+:			—
Did not Disclose Demographic Background:			—

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong management team co-led by Pedro Jorge Guterres Quintans Graça and William Victor Kendrick de Matos Silva, our co-chief executive officers, both with broad experience in the education industry. Our executive officers were appointed by our board of directors to hold office until their successor shall be appointed or their earlier removal from, or vacation of, office.

The following table lists our current executive officers:

Name	Age	Position
Pedro Jorge Guterres Quintans Graça	54	Co-Chief Executive Officer
William Victor Kendrick de Matos Silva	42	Co-Chief Executive Officer
Carlos Henrique Boquimpani de Freitas	47	Chief Financial and Investor Relations Officer
Ana Paula Rodrigues	49	Chief People and Management and Services Officer

Unless otherwise indicated, the current business addresses for our executive officers is Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, SC, 88032-005, Brazil.

Pedro Jorge Guterres Quintans Graça is our Co-Chief Executive Officer, a position he has held since May 20, 2022, and served as the Chief Executive Officer between September 2, 2020 and May 20, 2022. Mr. Graça has been the chief executive officer of the companies of our group since April 2016. Prior to becoming our chief executive officer, Mr. Graça held various managerial positions at YDUQS Participações S.A., or YDUQS, from November 2007 to March 2016, including distance learning director and market director. He began his career as an entrepreneur, as a partner and owner of Sistema Energia de Ensino (focused on teaching K-12) from May 1995 to December 2003 and ENAD – Ensino a Distância, from January 2004 to October 2007. He was also a pioneer in the distance education market in Brazil and founded a satellite content transmission company. Cumulatively, Mr. Graça has over 24 years of experience in the education industry. Mr. Graça holds a bachelor’s degree in systems analysis from Universidade Presbiteriana Mackenzie and completed a specialization course in business at Fundação Getúlio Vargas (FGV).

William Victor Kendrick de Matos Silva is our Co-Chief Executive Officer, a position he has held since May 20, 2022. Mr. Kendrick de Matos Silva is the former Head of Distance Learning at UniCesumar. Mr. Kendrick de Matos Silva has a master’s degree in public policy management from Universidade do Vale do Itajaí and a bachelor’s degree in physiotherapy from Centro Universitário de Maringá.

Carlos Henrique Boquimpani de Freitas is our Chief Financial and Investor Relations Officer, a position he has held since September 2, 2020. Mr. Freitas has been the chief financial officer of the companies of our group since March 2019. Prior to joining our company, Mr. Freitas began his career in the Mergers and Acquisitions department of Banco Brascan (part of the Brookfield Group) in Rio de Janeiro from May 1997 to June 2000. In 2000, he joined the French group ENGIE, which operates in the electricity, gas and services sectors where he worked from June 2000 to March 2019. At ENGIE he held various positions, such as Senior Strategy and Portfolio Manager at ENGIE Latin America from January 2008 to January 2009; Head of Finance, Treasury and Insurance at ENGIE Brasil Energia (formerly Tractebel Energia, a company listed in Brazil with a market capitalization exceeding U.S.$10 billion) from February 2009 to January 2013; and Chief Financial and Investor Relations Officer and Head of Human Resources at ECL, a listed company in Chile, from February 2013 to December 2016. Most recently, he was the Chief Financial and Investor Relations Officer of ENGIE Brasil Energia from January 2017 to March 2019. Mr. Freitas has a bachelor’s degree in Production Engineering from Universidade Federal do Rio de Janeiro and an MBA from INSEAD, France.

Ana Paula Rodrigues is our Chief People and Management and Services Officer, a position she has held since September 2, 2020. Ms. Rodrigues has been the head of human resources and services of the companies of our group since July 2018. Prior to that, she worked at YDUQS from April 1999 to July 2018, including 15 years in leadership positions. During her last two years at YDUQS, she was in charge of the shared services center and the information technology department, which provided services to over 90 campuses throughout Brazil. She also worked in several other departments, including the Student Relations Department. She participated in the creation of the management excellence program and the implementation of the quality control system at YDUQS. She was also the Chief Operations Officer of the distance learning department and in charge of student relations, in which capacity she focused on reducing drop-out rates. She was also responsible for the integration of the largest private educational institution launched by YDUQS. Ms. Rodrigues has an MBA in Strategic Management and a bachelor’s degree in Information Technology from Universidade Estácio de Sá.

Directors’ and Officers’ Insurance

As of December 31, 2022, we contracted civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties in Brazil.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Our Relationship with our Directors, Executive Officer and Members of Senior Management

William Victor Kendrick de Matos Silva is the son of Wilson de Matos Silva and the brother of Weslley Kendrick Silva. There are otherwise no family relationships between any of our directors, executive officers and members of our senior management.

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

The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses are paid to executive officers and members of our management based on previously agreed targets for the business. Shares (or the cash equivalent) are awarded under our share options long-term incentive program, as discussed below.

For the fiscal years ended December 31, 2022, 2021 and 2020, our directors, executive officers and senior management received a total compensation in the amount of R$2.2 million, R$25.2 million and R$21.5 million, respectively.

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

None of our directors have entered into service agreements with the Company that provide for benefits upon termination of service.

Long-Term Incentive Plan

We have share option plans in place as described below. See also notes 3(g) and 22 to our audited consolidated financial statements included elsewhere in this annual report.

Vitru Limited recorded a reversal with share option plans of R$6.0 million and an expense of R$12.5 million in the years ended December 31, 2022 and 2021, respectively. For the year ended on December 31, 2020, prior to the one-to-31 contribution, Vitru Brasil recorded expense with share option plans of R$11.8 million.

First Share Option Plan

Certain members of our management participate in the first share option plan of Vitru Brasil, which was approved on June 8, 2017 and migrated to Vitru Limited in September 2020. The first share option plan is administered and managed by our board of directors and the share option plan management committee. As of December 31, 2022, we have four separate programs to grant rights in place under the first share option plan (approved on June 23, 2017 with respect to the first, July 31, 2018 with respect to the second, and August 30, 2019 with respect to the third and fourth programs).

Each share option grants its holder the right to purchase one share issued by us, under the terms and conditions set forth in the corresponding plan. Options are not entitled to dividends on the underlying shares.

Rights under each of programs vest in five installments of 20%, starting and expiring as provided for in each specific program. If a beneficiary is dismissed by us, resigns or retires, the portion of his or her rights under the share option plan that has vested at that date will be satisfied, but the non-vested portion will be cancelled. If a beneficiary dies or becomes permanently incapacitated, the portion of his or her rights under the share option plan that has vested at that date will be satisfied, and 50% of the non-vested portion will be cancelled. If a beneficiary is terminated for cause, all of his or her rights under the share option plan will be cancelled. Furthermore, beneficiaries have the right to turn all their vested options into shares by paying in cash the option exercise price set forth in the applicable program. The difference between the stipulated price in the program and the fair value of the share at the measurement date is recorded as equity. Upon the occurrence of a transfer of control, all options would become fully vested and may be fully or partially exercised by the beneficiaries. Upon the occurrence of a secondary public offering of our common shares, all options would become fully vested but the number of shares that may be sold by the beneficiaries would be proportional to the quantity of shares sold by the Principal Shareholders. In addition, participants have the right to require us to acquire all the common shares held by them to be held in treasury or for cancellation, upon payment, in cash, of the option exercise price, for a given period as from the last vesting date, provided that no exit event has occurred up to the end of said period. When all conditions applicable to the buyback of shares provided for in applicable laws and/or regulations are met, we will pay the participant the price equivalent to a certain multiple of our EBITDA less Net Debt, as set forth in each program, to be recorded as a liability.

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

In the year ended December 31, 2022, a total of zero options (after the one-to-31 contribution) were exercised under the first program. As of December 31, 2022, Vitru Limited had a total of 88,474 share options outstanding under the first share option plan. See also Note 22 to our audited consolidated financial statements, included elsewhere in this annual report.

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

We reserved up to 5.0% of our common shares for issuance under our equity incentive plan. As of December 31, 2022, Vitru Limited had a total of 1,319,523 share options outstanding under the Second LTIP. See also Note 22 to our audited consolidated financial statements, included elsewhere in this annual report.

C.Board Practices

Committees of the Board of Directors

Our board of directors has an Audit Committee. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or compensation committee nor do we have any current intention to establish either.

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

D.Employees

As of December 31, 2022, we had 10,177 employees, 9.4% of which were based in our offices in the cities of Indaial and Florianópolis, in the State of Santa Catarina, and 90.6% based elsewhere in Brazil. Over 26.9% of our employee base has an undergraduate degree and 52.5% hold a postgraduate qualification, master’s degree, or doctorate.

The table below breaks down our full-time personnel by function as of the dates indicated:

	As of December 31,
Number of Employees by function	2022(1)	2021	2020
Management	11	7	7
Student Support and Academic Staff	4,127	1,715	1,788
Local tutors	3,437	3,391	3,617
General and Administrative	1,987	681	422
Technology and Content Development	401	95	234
Sales and Marketing	214	147	106
Full-time Personnel	10,177	6,036	6,174
(1)	Includes non-temporary independent contractors.

	As of December 31,
Number of Employees by region	2022(1)	2021	2020
South	7,212	3,289	3,377
Northeast	1,029	959	1,051
Midwest	738	634	610
Southeast	708	621	580
North	490	533	556
Full-time Personnel	10,177	6,036	6,174
(1)	Includes non-temporary independent contractors.

Leading us is a management team with experience in renowned education companies, as well as diverse backgrounds across banking, financial management, and technology.

We closely monitor our employees’ satisfaction rate, through a survey conducted by Great Place to Work, which granted us the certificate of a great place to work. Uniasselvi was also awarded as one of the top 20 companies to work for in the State of Santa Catarina in 2022 for the fourth consecutive year in the Big Companies category, which considers companies with over 1,000 employees.

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

In addition, as of December 31, 2022, we had 13 temporary personnel among our employees and 92 independent contractors.

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

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

The percentages of beneficial ownership in the table below are calculated on the basis of 33,790,435 common shares outstanding as of March 31, 2023.

	Shares		% of Total
	Beneficially Owned	%	Voting Power
5% Shareholders
Vinci Partners(1)	6,073,239	18.0	18.0
Compass Group LLC(2)	5,822,500	17.2	17.2
Neuberger(3)	4,355,932	12.9	12.9
The Carlyle Group(4)	4,164,314	12.3	12.3
Crescera(5)	3,852,266	11.4	11.4
Ninety One UK Limited(6)	2,474,745	7.3	7.3
SPX Capital(7)	2,082,175	6.2	6.2
Board of Directors and Executive Officers(8)
Carlos Eduardo Martins e Silva	—	—	—
Wilson de Matos Silva	1,099,205	3.3	3.3
Daniel Arthur Borghi	—	—	—
Edson Gustavo Georgette Peli	—	—	—
Felipe Samuel Argalji	—	—	—
Fernando Cezar Dantas Porfírio Borges	—	—	—
Lywal Salles Filho	—	—	—
Weslley Kendrick Silva	*	*	*
Aline Leite San Lee Sun	—	—	—
Claudia Jordão Ribeiro Pagnano	—	—	—
Rivadávia Correa Drummond de Alvarenga Neto	—	—	—
Pedro Jorge Guterres Quintans Graça	*	*	*
William Victor Kendrick de Matos Silva	*	*	*
Carlos Henrique Boquimpani de Freitas	*	*	*
Ana Paula Rodrigues	*	*	*
*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.
(1)

Vinci Partners includes Vinci Capital Gestora de Recursos Ltda.,Vinci Capital Partners II J Beta Fundo de Investimento Em Participações Multiestratégia, Agresti Investments LLC, Botticelli Investments LLC, Caravaggio Investments LLC and Raffaello Investments LLC. The information provided is based on the Schedule 13G/A filed jointly by those persons on February 13, 2023.

(2)	The information provided is based on the Schedule 13G/A filed by Compass Group LLC on February 14, 2023.
(3)	The information provided is based on the Schedule 13G jointly filed by NB Alternatives Advisers LLC and NB Verrocchio LP on February 16, 2021.
(4)

Mundi Holdings I, L.L.C., or “Mundi I,” is the record holder of the securities reported herein. The Carlyle Group Inc., which is a publicly traded company listed on Nasdaq, is the sole member of Carlyle Holdings II GP L.L.C., which is the managing member of Carlyle Holdings II L.L.C., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole member of CSABF General Partner Limited, which is the general partner of CSABF General Partner, L.P., which is the ultimate general partner of each of the members of Mundi I. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Mundi I. Each of them disclaims beneficial ownership of such shares of common stock. The address of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P., CSABF General Partner Limited, CSABF General Partner, LP and Mundi I is c/o Walkers, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of each of the other entities named in this footnote is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, D.C. 20004. The information provided is based on information provided to the Company and the Schedule 13G/A jointly filed by those persons on February 11, 2022.

(5)

Crescera includes Crescera Growth Capital Master V Fundo de Investimento em Participações Multiestratégia, Crescera Growth Capital V Coinvestimento III Fundo de Investimento em Participações Multiestratégia, Crescera Asset Management Ltda., Crescera Investimentos Ltda. and Crescera Partners S.A. The information provided is based on the Schedule 13D jointly filed by those entities on January 18, 2023.

(6)	The information provided is based on the Schedule 13G filed by Ninety One UK Limited on February 13, 2023.
(7)

Mundi Holdings II, L.L.C., or “Mundi II” is the record holder of the securities reported therein. Fundo Brasil de Internacionalização de Empresas — FIP Multiestratégia II, “Fundo Brasil,” is the sole member of Mundi II. SPX Private Equity Gestão de Recursos Ltda.,“SPX PE”, formerly named TCG Gestor Ltda., is the portfolio manager of Fundo Brasil. Voting and investment determinations with respect to the securities held by Mundi II are made by SPX PE and up to seven member investment committee of Fundo Brasil. As such, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the shares of common stock securities held of record by Mundi II. The address of SPX Private Equity Gestão de Recursos Ltda. is Rua Professor Atílio Innocenti, 165, 11th, 1101-part, Itaim Bibi, São Paulo, SP, Brazil, zip code 04538-000. The address of Fundo Brasil is Praça XV de Novembro, No. 20, Sls. 201, 202, 301 and 302, Centro, Rio de Janeiro — RJ, Brazil, 20010. The information provided is based on information provided to the Company and the Schedule 13G/A filed by those entities on February 9, 2023.

(8)	Information provided to the Company by members of the Board of Directors and Executive Officers, as of March 31, 2023.

B.Related Party Transactions

We have set forth below a summary of our principal related party transactions. See also Note 23 to our audited consolidated financial statements, each included elsewhere in this annual report.

We hold shares (quotas) in certain investments funds managed by Vinci Partners, an insurance policy issued by Austral Seguradora S/A and uses the services of the law firm Kloch Advocacia. Each of these entities are related parties of the Company. The balance of these investments is as follows as of the dates indicated:

	As of and for the year ended December 31,
	2022	2022	2021	2020

	U.S.$	R$
	(in millions)
Joint operations
CESUTEC - Centro De Ensino Sistematizado e Tecnologia da Educacao	(0.4)	(2.0)	—	—
WM Administracao e Participacoes Ltda	(0.3)	(1.8)	—	—
PL Administracao e Participacoes Ltda	(0.1)	(0.8)	—	—
Net revenue	(0.9)	(4.5)	—	—

Leases
SOEDMAR - Sociedade Educacional De Maringa Ltda.
Right-of-use assets	30.7	160.2	—	—
Depreciation expense	(1.0)	(5.1)	—	—
Lease liabilities	31.6	165.1	—	—
Interest on lease	(2.5)	(13.1)	—	—

WM Administracao e Participacoes Ltda
Right-of-use assets	0.5	2.8	—	—
Depreciation expense	(0.0)	(0.3)	—	—
Lease liabilities	0.6	2.9	—	—
Interest on lease	(0.1)	(0.3)	—	—

Short-term investments
FI Vinci Renda Fixa Crédito Privado
Short-term investments (balance)	—	—	—	39.2
Financial income	—	—	0.2	0.9

Donations
ICETI - Instituto Cesumar de Ciência, Tecnologia e Inovação
Other income (expenses), net	(0.6)	(3.3)	—	—

Insurance
Austral Seguradora S.A.
Prepaid expenses (balance)	—	—	0.2	0.5
General and administrative expenses	(0.0)	(0.2)	(0.3)	(0.3)

Legal services
Kloch Advocacia
General and administrative expenses	(0.0)	(0.1)	(0.2)	(0.2)
(1)

For convenience purposes only, amounts in reais as of December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to U.S.$1.00, the commercial purchase rate for U.S. dollars as of December 31, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Related Person Transactions Policy

On March 15, 2023, we adopted a new related person transaction policy. This related party transactions policy defines the concepts of related party, related party transaction and requires certain related party transactions policy to be approved by our audit committee.

The related party transactions policy also includes certain exceptions, details review periods and sets out the process involved in submitting transactions for approval.

Registration Rights Agreement

On September 17, 2020, we entered into a registration rights agreement with certain of our significant shareholders, or the Original Registration Rights Agreement. On November 10, 2022, we entered into an Amended and Restated Registration Rights Agreement with our Principal Shareholders, amending the Original Registration Rights Agreement and pursuant to which Crescera became a party and became entitled to certain rights similar to the rights granted to Vinci Partners and Carlyle SPX (as defined in the Amended and Restated Registration Rights Agreement) under the Original Registration Rights Agreement.

Pursuant to the agreement, at any time that the Principal Shareholders are no longer subject to restrictions on transfer of their shares pursuant to the lock-up agreements entered into with the underwriters of our initial public offering, subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, the Principal Shareholders may require that we register for public resale under the Securities Act all common shares constituting registrable securities, or the Registrable Securities, that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least U.S.$25 million (unless the initiating holder is seeking to register the sale of its entire interest in our share capital). If we are eligible to register the sale of Registrable Securities on Form F-3 under the Securities Act, our Principal Shareholders have the right to require us to register the sale of the Registrable Securities held by them on Form F-3, subject to certain restrictions.

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

Lease Agreements

Some of the properties in which we operate, including properties where some of our campuses are located, are owned and operated, directly or indirectly, by certain of the former shareholders of UniCesumar (including our current Co-CEO and two Vitru directors). Specifically, on May 20, 2022, UniCesumar entered into a lease agreement with Soedmar Sociedade Educacional de Maringá Ltda., or “Soedmar,” pursuant to which Soedmar agreed to lease to UniCesumar certain properties at Campus Maringá located in the State of Paraná; Campus Ponta Grossa, located in the State of Paraná; Campus Londrina, located in the State of Paraná; Campus Curitiba, in the State of Paraná; and Terreno Londrina.

The lease agreement is for an initial term of 20 years, subject to certain provisions set out in the lease agreement. The monthly rent payable by us under the lease agreement for all the properties is approximately R$1.8 million.

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

Additionally, please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We depend on dividends being distributed to us by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive or if the Brazilian government imposes taxes or restrictions on the distribution of dividends or interest on shareholders’ equity by subsidiaries to parent companies.” Our ability to comply with our financial obligations and to pay dividends to our shareholders depends on our ability to receive distributions from the companies we control, which in turn depends on the cash flow and profits of those companies. If, for any legal reasons due to new laws or bilateral agreements between countries, they are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.

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

As of December 31, 2022, we were parties to 2,400 proceedings in an aggregate amount of R$145.4 million, and we had recorded provisions in our financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules in an aggregate amount of R$29.2 million. As of the same date, we had surety bonds in an aggregate amount of R$33.5 million in relation to our legal proceedings. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Unfavorable decisions in our legal or administrative proceedings may adversely affect us.”

Civil Matters

As of December 31, 2022, we were party to 2,031 judicial and administrative proceedings of a civil nature in a total aggregate amount of R$28.1 million. Out of the 2,031 judicial and administrative civil proceedings in which we are involved, (i) 343 are classified as having a remote chance of loss, (ii) 1,278 are classified as having a possible chance of loss, and (iii) 410 are classified as having a probable risk of loss. As of December 31, 2022, we have recorded a provision of R$4.5 million for the proceedings with a probable chance of loss. The civil claims to which we are a party generally relate to consumer claims, including those related to alleged undue collection of tuition fees and rates, delay in the issuance of certificates and diplomas, undue collection of tuition fees for students that have been granted scholarships and public financing and denial of enrollment in courses, among others. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

Labor Matters

As of December 31, 2022, we were party to 349 labor-related judicial and administrative proceedings in a total aggregate amount of R$54.2 million, including proceedings relating to collective claims filed by labor unions against us for alleged non-compliance with collective bargaining agreements. Out of the 349 labor-related judicial and administrative proceedings in which we are involved, (i) 31 are classified as having a remote risk of loss, (ii) 180 are classified as having a possible chance of loss, and (iii) 138 are classified as having a probable risk of loss. We have recorded a provision of R$24.6 million for the proceedings with a probable chance of loss. In general, the labor claims to which we are a party were filed by former employees or third parties employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, salary equalization, vacation payments and/or failure to provide vacation, severance payments and termination fees, and indemnification obligations arising under Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Tax and Social Security Matters

As of December 31, 2022, we were party to 20 judicial and administrative tax and social security proceedings in a total aggregate amount of R$63.1 million as a result of which we may be held liable for a payment to tax and social security authorities. Out of the 20 tax-related judicial and administrative proceedings in which are involved, (i) 13 are classified as having a remote risk of loss and (ii) 7 are classified as having a possible chance of loss. Accordingly, we have not recorded any provision for tax and social security proceedings as we are not involved in proceedings with a probable chance of loss. As of December 31, 2022, we had surety bonds in an aggregate amount of R$33.4 million in relation to tax and social security matters. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

As of December 31, 2022, we were party to two administrative proceedings in relation to a tax infraction notice issued by the Finance Department of the Municipality of the City of Porto Alegre for the total amount of R$45.5 million. We estimate that the chance of loss in these proceedings is possible. The infraction notice relates to amounts of ISS tax allegedly due by us (plus a 150% fine and late payment interest, for the period from January 2012 to June 2017 and from July 2017 to April 2022). According to the Porto Alegre tax authorities, the digital education educational services we provide from our headquarters in Indaial in the State of Santa Catarina are subject to ISS tax levied by the City of Porto Alegre, in which we maintain a digital education center. We have challenged this interpretation in administrative proceedings and in judicial court. Pursuant to the purchase and sale agreement relating to our acquisition of Sociedade Educacional Leonardo da Vinci Ltda., Sociedade Educacional do Vale do Itapocu Ltda., FAIR Educacional Ltda. and FAC Educacional Ltda., the sellers are liable to reimburse us for amounts accrued prior to February 29, 2016 in connection with these proceedings if a decision unfavorable to us is issued. See Note 19 to our audited consolidated financial statements included elsewhere in this annual report.

Proceedings Involving Management

Pedro Jorge Guterres Quintans Graça, our co-chief executive officer, is part of a sanction administrative proceeding conducted by the CVM, for allegedly not complying with the obligation to preserve certain documents related to the management of YDUQS Participações S.A., a company listed in B3 (the Brazilian stock exchange) in which he held various managerial positions from November 2007 to March 2016. YDUQs Participações as well as all other members of that company’s management at the time are also part of the administrative proceeding.

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

Our Memorandum and Articles of Association authorize the issuance of up to 1,000,000,000 shares of our authorized share capital. As of December 31, 2022, we had 33,687,213 common shares of our authorized share capital issued and outstanding. As a result of issuances of shares pursuant to our equity-incentive plans, as of March 31, 2023, 33,790,435 common shares of our authorized share capital were issued and outstanding.

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

Recent Amendments to our Memorandum and Articles of Association

On November 16, 2022, our shareholders resolved to amend and restate our Articles of Association. The purpose of the amendments was to give Crescera certain rights, which are substantially similar to the rights granted to Vinci Partners and Carlyle SPX.

Share Capital

The Memorandum and Articles of Association authorize common shares, which are entitled to one vote per share.

As of December 31, 2022, Vitru’s total authorized share capital was U.S.$50,000, divided into 1,000,000,000 shares par value U.S.$0.00005 each, all of which are undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

As of December 31, 2022, Vitru had a total issued and outstanding share capital of U.S.$1,684.36, divided into 33,687,213 common shares. As a result of issuances of shares pursuant to our equity-incentive plans, as of March 31, 2023, Vitru had a total issued and outstanding share capital of U.S.$1,689.52 divided into 33,790,435 common shares.

Treasury Shares

As of December 31, 2022, Vitru had no shares in treasury.

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

Corporate Purposes

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

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, Vitru’s board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

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

As a Cayman Islands exempted company, Vitru is not obliged by the Companies Act to call annual general meetings. The Articles of Association provide that the Company will in each year hold a general meeting as its annual general meeting. At any annual general meeting the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting will only include such items as have been included therein by the board of directors.

Also, Vitru may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings are generally expected to take place in the city of Florianópolis in the State of Santa Catarina, Brazil, but may be held elsewhere if the directors so decide.

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

Vitru will give notice of each general meeting by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of The Depository Trust Company, or DTC, or its nominee, which we expect will be the case for most holders of our common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the common shares.

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

Pursuant to Vitru’s Articles of Association, general meetings are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

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

Appointment, Disqualification and Removal of Directors

Vitru is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to eleven directors, with the number being determined by a majority of the directors then in office with the consent of Vinci Partners and Carlyle SPX, in each case for so long as it enjoys director appointment rights. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while Vitru’s shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

The Articles of Association also provide that each of Vinci Partners, Carlyle SPX and Crescera, for so long as it holds not less than 15 per cent of the voting shares in issue, shall be entitled to appoint up to two persons to act as directors, and that each of Vinci Partners, Carlyle SPX and Crescera, for so long as it holds not less than 5 per cent and not more than 15 per cent of the voting shares in issue, shall be entitled to appoint one person to act as a director. Each of Vinci Partners, Carlyle SPX and Crescera shall be entitled to remove any of the directors so appointed. The Articles of Association also provide that, notwithstanding the above director appointment rights, for so long as Crescera holds not less than 5 per cent and no more than 15 per cent of the voting shares in issue and does not transfer any of its common shares between November 20, 2023, and the date of the annual shareholder meeting of the Company to be held in 2024 (which shareholder meeting shall not be held earlier than May 1, 2024), it shall be entitled to appoint two persons to act as directors. Such additional right will automatically cease to apply after the annual shareholder meeting of the Company to be held in 2024.

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

Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting.

Additions to the existing board (within the limits set pursuant to the Articles of Association) may be made by ordinary resolution of the shareholders.

For so long as Neuberger holds not less than 5 per cent of the voting shares in issue, Neuberger shall be entitled to appoint an observer to the board of directors and any committee of the board of directors established from time to time. In each case, the observer shall be entitled to attend and speak at all such meetings and receive copies of all board papers as if they were a director but shall not be entitled to vote on any resolutions proposed at a board meeting.

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

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (4) he or she willfully performs (or fails to perform) any actions that, in the opinion of all his or her co-directors, are considered to be a breach of the performance of his or her duties and/or obligations, including: (i) the uninterrupted or repeated omission or refusal to perform the duties and/or obligations established in the Articles of Association or by applicable law; and/or (ii) he or she is unable to comply with such duties and/or obligations as a result of an alcohol or drug addiction; (5) he or she willfully performs (or fails to perform) any actions that, in the opinion of all his or her co-directors, cause material damages to or adversely affects the financial situation or commercial reputation of the Company; (6) resigns his office by notice to us or (7) has for more than six (6) months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

The Articles of Association provide that Vitru’s business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) provided that such a majority must include at least one director appointed by Carlyle SPX, one director appointed by Vinci Partners and one director appointed by Crescera for so long as each of them enjoys director appointment rights under the Articles of Association. If such a quorum is not present within half an hour from the time appointed for a meeting of the board of directors, or if during a meeting such quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place or at such time and place as determined by the directors present at such meeting. If a quorum is not present at any such adjourned meeting within half an hour from the time appointed, then the meeting shall proceed. Business at any board meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

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

Business Opportunities

The Articles of Association also provide that, to the fullest extent permitted by applicable law and except as may be otherwise expressly agreed in writing by Vitru, on the one hand, and Carlyle SPX, Vinci Partners, Neuberger or Crescera, on the other hand, Vitru, on behalf of itself and its subsidiaries, renounces and waives any interest or expectancy of Vitru and its subsidiaries in, or in being offered an opportunity to participate in, directly or indirectly, any potential transactions, matters or business opportunities (including, without limitation, any business activities or lines of business that are the same as or similar to those pursued by, or competitive with, Vitru or any of its subsidiaries or any dealings with customers or clients of Vitru or any of its subsidiaries) that are from time to time presented to Carlyle SPX, Vinci Partners, Neuberger or Crescera or any of their respective officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries (other than the Company and its subsidiaries), even if the transaction, matter or opportunity is one that Vitru or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. None of Carlyle SPX, Vinci Partners, Neuberger nor Crescera, nor any of their respective officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries shall be liable to Vitru or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person pursues, acquires or participates in such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to Vitru or its subsidiaries, unless, in the case of any such person who is a director or officer of Vitru, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of Vitru.

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

Significant Shareholders

So long as our significant shareholders have the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Vitru, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors.

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

Registration Rights and Restricted Shares

We entered into the Original Registration Rights Agreement with Vinci Partners, The Carlyle Group, SPX Capital and Neuberger. Our shareholders or entities controlled by them or their permitted transferees are able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.”

Furthermore, on November 10, 2022, we entered into an Amended and Restated Registration Rights Agreement with Vinci Partners, The Carlyle Group, SPX Capital, Neuberger and Crescera, pursuant to which Crescera became a party to the Original Registration Rights Agreement and became entitled to certain rights similar to the rights granted to Vinci Partners and Carlyle SPX under the Original Registration Rights Agreement.

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

C.Material Contracts

See “Item 4. Information on the Company—A. History and Development of the Company—UniCesumar Business Combination,” “Item 4. Information on the Company—A. History and Development of the Company—Crescera Investment,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resource— Indebtedness—Debentures” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.”

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

Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder held our common shares (assuming such U.S. Holder has not made a timely election described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on such common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain. If we are a PFIC in any year, certain elections may be available that would result in alternative tax consequences (such as mark-to-market treatment) of owning and disposing the common shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

J.Annual Report to Security Holders

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

Sensitivity Analysis

The following table demonstrates our sensitivity to a reasonably possible change in interest rates on short-term investments and accounts payable from acquisition of subsidiaries. With all variables held constant, our profit before income taxes was affected by the impact on floating interest rate as follows as of December 31, 2022:

					Increase / Decrease in
					Interest Rate
	Balance as of
	December 31,	Index - % per	Probable		Possible	Remote
	2022	Year	Scenario	Risk	Scenario 25%	Scenario 75%

	(in R$ millions, except as otherwise indicated)
Short-term investments	26.4	100% CDI – 13.65%	1.0		0.7	0.2
Trade receivables	51.5	IPCA – 5.78%	3.0		3.7	5.2
Lease liabilities	1,645.4	IGP-M – 5.45%	89.7		112.1	156.9
Payables from acquisition of subsidiaries	509.2	IPCA – 5.78% / CDI + 3%	29.4		36.8	51.5

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

Our maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2022, 2021 and 2020 is the carrying amounts of our financial assets.

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

The following table demonstrates our sensitivity to a reasonably possible change in exchange rates on cash and cash equivalents.

Depreciation of exchange rate
	Balance as of				Possible Scenario	Remote Scenario
	December 31,		Current	Probable	- Exchange Rate	- Exchange Rate
	2022	Currency	Exchange Rate	Scenario	Variation 25%	Variation 75%

(in R$ millions, except as otherwise indicated)
Cash and cash equivalents	12.1	U.S.$	5.218	1.5	15.7	47.2
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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.Material Modifications to Instruments

Not applicable.

B.Material Modifications to Rights

Not applicable.

C.Withdrawal or Substitution of Assets

Not applicable.

D.Change in Trustees or Paying Agents

Not applicable.

E.Use of Proceeds

On September 17, 2020, the registration statement on Form F-1 (File No 333-248272) relating to our initial public offering of our common shares was declared effective by the SEC. On September 17, 2020, we commenced our initial public offering. On September 22, 2020 we closed our initial public offering, pursuant to which we issued and sold 6,000,000 common shares. Goldman Sachs & Co. LLC, BofA Securities, Inc., Itau BBA USA Securities, Inc., Morgan Stanley & Co. LLC, Bradesco Securities, Inc., BTG Pactual US Capital, LLC, Credit Suisse Securities (USA) LLC, Santander Investment Securities Inc., and XP Securities, LLC, acted as the representatives of the underwriters in our initial public offering. The 6,000,000 registered common shares were sold to the public at a price of U.S.$16.00 per common share, for an aggregate price of U.S.$96,000,000. We incurred approximately U.S.$4.2 million in expenses related to our initial public offering and paid approximately U.S.$5.3 million in underwriting discounts and commissions. The proceeds of our initial public offering are primarily intended to fund inorganic growth opportunities, and we applied these proceeds to the UniCesumar Business Combination.

ITEM 15. CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2022, due to the material weakness mentioned in “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—A material weakness in our internal control over financial reporting has been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed,” to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management concluded that, as of December 31, 2022, our internal control over financial reporting was not completely effective due to our insufficient accounting resources and processes necessary to fully comply with the reporting and compliance requirements of IFRS and the SEC, which resulted in a material weakness as further discussed under “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—A material weakness in our internal control over financial reporting has been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.” A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim condensed consolidated financial statements will not be prevented or detected on a timely basis.

This material weakness did not result in a misstatement to our consolidated financial statements included herein. However, the material weakness described above could have resulted in a misstatement of one or more account balances or disclosures that could result in a material misstatement to the annual or interim condensed consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute a material weakness.

In order to address this material weakness, we will adopt remediation plans, which we expect will contribute to improving our processes and internal controls environment.

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

D.Changes In Internal Control over Financial Reporting

We have implemented certain additional internal controls over financial reporting during the period covered by this annual report including, the enhancement and implementation of certain information technology controls as well as implementation of information technology policies, improvements in our financial statements processes for maintaining a formal process for reviewing and approving accounting entries, as well as recording them in internal policies, in addition to improving the process for disclosing complex stock-based compensation plan transactions. These changes occurred during the year ended December 31, 2022, and we believe they have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2022 and 2021. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2022, 2021, 2020, 2019, 2018 and 2017.

	2022	2021

	(in R$ millions)
Audit fees(1)	1.8	4.4
All other fees(2)	2.1	0.5
Total	3.9	4.9
(1)	“Audit fees” are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual combined financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our financial statements, interim reviews and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC.
(2)	“All other fees” are fees billed for products and services provided by the principal accountant, other than the services reported in “Audit fees”, such as due diligence in connection with mergers and acquisitions.

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

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer Status

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each noncompliance with Nasdaq listing rules that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. As a foreign private issuer, we currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

●	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.
●	Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.

●	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or compensation committee nor do we have any current intention to establish either.
●	Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

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

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question (if a shareholders scheme) is approved by shareholders representing three-fourths in value of each class of shareholders with whom the arrangement is to be made or (if a creditor scheme) a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	Vitru is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;
●	the shareholders have been fairly represented at the meeting in question;
●	the arrangement is such as a businessman would reasonably approve; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

●	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.
●	Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.
●	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or compensation committee nor do we have any current intention to establish either.
●	Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

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
1.1

Amended and Restated Memorandum and Articles of Association of Vitru Limited (incorporated herein by reference to Exihibit No. 99.2 to our Form 6-K (File No. 001-39519) furnished to the SEC on November 17, 2022).

2.1	Description of Securities registered under Section 12 of the Exchange Act.
4.1

Form of indemnification agreement (incorporated herein by reference to Exhibit 10.2 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-248272) filed with the SEC on September 8, 2020).

4.2	First Stock Option Plan of Vitru Limited (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-253374) filed with the SEC on February 23, 2021).
4.3	Second Stock Option Plan of Vitru Limited (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-259556) filed with the SEC on September 15, 2021).
4.4*	English translation of the Indenture dated May 17, 2022 for the issuance of two series of secured, non-convertible debentures, of VITRU Brasil Empreendimentos, Participações e Comércio S.A.
4.5	Investment agreement dated September 27, 2022 among the Company and Crescera.
4.6	Amended and Restated Registration Rights Agreement dated November 10, 2022.
4.7*

English translation of the first amendment to the indenture for the issuance of two series of secured, non-convertible debentures, of VITRU Brasil Empreendimentos, Participações e Comércio S.A. dated November 22, 2022.

8.1	List of subsidiaries of Vitru Limited (incorporated by reference to Note 2.2 to our audited consolidated financial statements filed with this annual report on Form 20-F).
10.1†*

English translation of the Quota Purchase Agreement, dated August 23, 2021, among VITRU Brasil Empreendimentos, Participações e Comércio S.A., CESUMAR - Centro de Ensino Superior de Maringá Ltda., Vitru Limited and certain individuals (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-3 (File No. 333-260480) filed with the SEC on October 25, 2021)).

11.1	English translation of the Code of Conduct of Vitru Limited.
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Executive Officer.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
15.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.
99.1	Consent of Educa Estudos de Mercado S.A.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.
†	Certain information has been omitted from this exhibit pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VITRU LIMITED

Date:April 28, 2023	By:	/s/ Pedro Jorge Guterres Quintans Graça
Name: Pedro Jorge Guterres Quintans Graça
Title: Co-Chief Executive Officer

	By:	/s/ William Victor Kendrick de Matos Silva
Name: William Victor Kendrick de Matos Silva
Title: Co-Chief Executive Officer

	By:	/s/ Carlos Henrique Boquimpani de Freitas
Name: Carlos Henrique Boquimpani de Freitas
Title: Chief Financial Officer

Vitru Limited

Consolidated

financial statements

and independent

auditor’s report

December 31, 2022

PricewaterhouseCoopers Auditores Independentes Ltda.

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Vitru Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vitru Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

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

March 16, 2023

We have served as the Company's auditor since 2016.

Vitru Limited

Consolidated statements of financial position at

(In thousands of Brazilian Reais)

		December 31,	December 31,
	Note	2022	2021
ASSETS

CURRENT ASSETS
Cash and cash equivalents	8	47,187	75,587
Short-term investments	8	26,389	253,042
Trade receivables	9	224,128	140,560
Income taxes recoverable		6,994	7,747
Prepaid expenses	11	20,010	34,957
Receivables from hub partners	12	31,979	—
Other current assets		14,853	2,891
TOTAL CURRENT ASSETS		371,540	514,784

NON-CURRENT ASSETS
Trade receivables	9	47,012	5,933
Indemnification assets		9,853	8,624
Deferred tax assets	10	203,043	83,350
Receivables from hub partners	12	48,117	—
Other non-current assets		6,903	1,641

Right-of-use assets	13	350,393	136,104
Property and equipment	14	194,575	106,839
Intangible assets	15	4,427,643	670,152
TOTAL NON-CURRENT ASSETS		5,287,539	1,012,643

TOTAL ASSETS		5,659,079	1,527,427

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statements of financial position at

(In thousands of Brazilian Reais)

		December 31,	December 31,
	Note	2022	2021
LIABILITIES

CURRENT LIABILITIES
Trade payables		99,697	41,706
Loans and financing	16	131,158	—
Lease liabilities	13	51,310	27,204
Labor and social obligations	17	43,105	25,015
Taxes payable		16,006	3,253
Prepayments from customers		43,606	10,321
Payables from acquisition of subsidiaries	18	—	149,765
Other current liabilities		7,484	2,078
TOTAL CURRENT LIABILITIES		392,366	259,342

NON-CURRENT
Lease liabilities	13	272,029	134,328
Loans and financing	16	1,489,088	—
Share-based compensation	22	19,805	52,283
Payables from acquisition of subsidiaries	18	507,361	—
Provisions for contingencies	19	29,182	14,872
Deferred tax liabilities	10	773,394	—
Other non-current liabilities		1,465	474
TOTAL NON-CURRENT LIABILITIES		3,092,324	201,957

TOTAL LIABILITIES		3,484,690	461,299

EQUITY	20
Share capital		8	6
Capital reserves		2,054,527	1,039,588
Retained earnings		119,854	26,534
TOTAL EQUITY		2,174,389	1,066,128

TOTAL LIABILITIES AND EQUITY		5,659,079	1,527,427

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statements of profit or loss and other comprehensive income for the years ended December 31

(In thousands of Brazilian Reais, except earnings per share)

	Note	2022	2021	2020
NET REVENUE	24	1,317,346	631,147	519,179

Cost of services rendered	25	(502,331)	(240,924)	(221,452)

GROSS PROFIT		815,015	390,223	297,727

General and administrative expenses	25	(179,335)	(89,344)	(73,852)
Selling expenses	25	(244,836)	(111,490)	(86,604)
Net impairment losses on financial assets	9	(187,534)	(110,689)	(76,840)
Other income (expenses), net		(2,320)	65	512
Operating expenses		(614,025)	(311,458)	(236,784)

OPERATING PROFIT		200,990	78,765	60,943

Financial income	27	64,566	45,520	36,558
Financial expenses	27	(264,437)	(74,879)	(64,418)
Financial results		(199,871)	(29,359)	(27,860)

PROFIT BEFORE TAXES		1,119	49,406	33,083

Current income taxes	10	(18,023)	(11,333)	(19,556)
Deferred income taxes	10	110,224	32,575	38,587
Income taxes		92,201	21,242	19,031

NET INCOME FOR THE PERIOD		93,320	70,648	52,114

Other comprehensive income		—	—	—

TOTAL COMPREHENSIVE INCOME		93,320	70,648	52,114

Basic earnings per share (R$)	21.1	3.52	3.08	2.79
Diluted earnings per share (R$)	21.2	3.23	2.89	2.68

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statement of changes in equity

(In thousands of Brazilian Reais)

			Capital reserves				Retained
			Additional				earnings
		Share	paid-in	Treasury	Share-based	Revenue	(accumulated
		capital	capital	Shares	compensation	reserves	losses)	Total
DECEMBER 31, 2019		548,380	—	(2,238)	990	429	(96,228)	451,333

Profit for the year		—	—		—		52,114	52,114
Value of employee services					525			525
Corporate reorganization	1.1	(548,376)	546,567	2,238	—	(429)	—	—
Issuance of common shares in initial public offering	1.1	2	521,556		—		—	521,558
Share issuance costs	1.1		(47,582)					(47,582)
DECEMBER 31, 2020		6	1,020,541	—	1,515	—	(44,114)	977,948

Profit for the year							70,648	70,648
Capital contributions			9,722					9,722
Value of employee services	21				7,810			7,810
Issue of shares to employees			529		(529)			—
DECEMBER 31, 2021		6	1,030,792	—	8,796	—	26,534	1,066,128

Profit for the period							93,320	93,320
Issuance of shares for the acquisition of Unicesumar/Rede Enem	1.2 / 1.3	2	560,544					560,546
Crescera
Employee share program
Capital contributions	1.4		428,375					428,375
Issue of shares to employees	22		21,853		(21,853)			—
Value of employee services					26,020			26,020
DECEMBER 31, 2022		8	2,041,564		12,963		119,854	2,174,389

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statement of cash flows for the year ended December 31,

(In thousands of Brazilian Reais)

	Note	2022	2021	2020
Cash flows from operating activities
Profit before taxes		1,119	49,406	33,083
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	13 / 14 / 15	127,343	54,479	51,474
Impairment of non-current assets		—	—	—
Net impairment losses on financial assets	9	187,533	110,689	76,840
Provision for revenue cancellation	9	2,321	1,055	(2,076)
Provision/(Reversal) for contingencies	19	(1,294)	4,905	3,695
Accrued interests	13 / 16 / 18 / 19	232,889	23,275	34,189
Share-based compensation	22	(6,458)	14,728	11,823
Modification of lease contracts		1,691	(169)	(935)
Rent concessions		—	(210)	(2,046)
Loss on sale or disposal of non-current assets	14	11,365	9	45
Changes in operating assets and liabilities:
Trade receivables		(235,541)	(117,096)	(79,548)
Prepayments		26,246	(782)	(1,113)
Other assets		(25,869)	5,569	(294)
Trade payables		53,612	9,466	1,283
Labor and social obligations		(19,732)	(1,770)	7,309
Other taxes payable		4,814	849	747
Prepayments from customers		15,529	664	6,359
Other payables		465	411	725
Cash from operations		376,033	155,478	141,560

Income tax paid		(17,270)	(18,486)	(18,736)
Interest paid	13 / 16 / 18	(236,393)	(64,104)	(41,774)
Contingencies paid	19	(906)	(7,853)	(5,137)
Net cash provided by operating activities		121,464	65,035	75,913

Cash flows from investing activities
Purchase of property and equipment	14	(40,316)	(25,995)	(25,544)
Purchase and capitalization of intangible assets	15	(56,722)	(32,320)	(30,919)
Payments for the acquisition of interests in subsidiaries, net of cash		(2,291,688)	(127,804)	(117,248)
Sale (acquisition) of short-term investments, net		226,653	286,141	(436,584)
Net cash used in investing activities		(2,162,073)	100,022	(610,295)

Cash flows from financing activities
Payments of lease liabilities	13	(18,374)	(11,170)	(6,121)
Payments of loans and financing	16	(296,262)	(150,000)	—
Costs related to future issuances		(7,381)	(23,952)	—
Proceeds from loans and financing, net of transaction costs	16	1,905,851	—	150,000
Proceeds from initial public offering, net of transaction costs	1.1	—	—	473,976
Capital contributions	20 b	428,375	9,722	—
Shares repurchase		—	—	—
Net cash provided by (used in) financing activities		2,012,209	(175,400)	617,855

Net increase in cash and cash equivalents		(28,400)	(10,343)	83,473

Cash and cash equivalents at the beginning of the period		75,587	85,930	2,457
Cash and cash equivalents at the end of the period		47,187	75,587	85,930
		(28,400)	(10,343)	83,473

See Note 27 for the main transactions in investing and financing activities not affecting cash.

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

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

Vitru is a holding company jointly controlled by Vinci Partners, through the investments funds “Vinci Capital Partners II FIP Multiestratégia”, “Agresti Investments LLC”, “Botticelli Investments LLC”, Raffaello Investments LLC”, and the Carlyle Group, through the investment funds “Mundi Holdings I LLC”, “Mundi Holdings Ii LLC” and “Crescera Growth Capital V Coinvestimento III Fundo de Investimento em Participações Multiestratégia” (Note 1.4).

The Company is principally engaged in providing educational services in Brazil, mainly undergraduate and continuing education courses, presentially through its eight campuses in two states, or via digital education, through 2,170 (December 31, 2021 – 939) learning centers (“hubs”) across the country.

These consolidated financial statements were authorized for issue by the Board of Directors on March 15, 2023.

As of December 31, 2022, our short-term liabilities are R$ 21,438 higher than our short-term assets, hence we presented a negative net working capital position. We are confident in our capacity to keep serving our operational and financial responsibilities, given the resilience of our business model, the robust generation of operational cash flow, the strength of our credit capacity and our strong relationship with several banks, where possible lines of credit pre approved.

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

1.2.       Business Combination with Unicesumar

On August 23, 2021, we entered into a purchase agreement with the shareholders of CESUMAR - Centro de Ensino Superior de Maringá Ltda, or “Unicesumar”, to acquire the entire share capital of Unicesumar. The transaction was closed on May 20, 2022 (transaction date), when the consideration provided for in the purchase and sale agreement was transferred and control of Unicesumar was transferred to the Company, after usual conditions precedent, including appreciation by a regulatory agency antitrust and other regulatory approvals.

Unicesumar is a leading and fast-growing higher education institution in Brazil focused on the distance learning market, founded in 1989 in Maringá – Paraná. As of December 31, 2021, UniCesumar had 1,007 hubs and approximately 356,000 students, of which 340,000 are in digital education. Unicesumar also has significant on-site courses in the health area, mainly Medicine, with more than 1,600 students.

The acquisitions were accounted for using the acquisition method where the consideration transferred and the identifiable assets and liabilities acquired were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

ASSETS	494,439
Cash and cash equivalents	62,017
Trade receivables	78,929
Financial assets	62,385
Income taxes recoverable	3,617
Prepaid expenses	3,918
Deferred tax assets	17,580
Other assets	4,984
Right-of-use assets	170,980
Property and equipment	78,096
Intangible assets	11,933

LIABILITIES	357,389
Trade payables	70,067
Lease liabilities	171,829
Labor and social obligations	37,781
Income taxes payable	11,556
Prepayments from customers	17,731
Dividends	30,000
Provisions for contingencies	12,510
Other liabilities	5,915

Total acquired net assets at book value	137,050
Total identifiable net assets at fair value	1,516,987
Purchase price consideration	3,210,373

Goodwill arising on acquisition	1,556,336

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

Purchase price consideration

The total of consideration transferred was calculated based on the terms of the agreement with the former owners of Unicesumar shares. They received cash and Vitru Ltd shares just like determined in the terms of the business combination agreement.

The consideration consists of R$2,688 million paid in cash, 7,182 thousand of Vitru Ltd shares at US$ 16.00 per share, issued at the closing date and a contingent consideration where an additional of R$1 million will be paid for each new license to operate medical courses get in the next 5 years, with a maximum value of R$50 million:

Purchase price consideration	3,210,373%
Cash payable at the acquisition date	2,162,500	67.36%
Amount to be payable after 12 months	456,721	14.23%
Contingent consideration (i)	30,608	0.95%
Payable through the issuance of new Vitru shares	560,544	17.46%
(i)	The contingent consideration was estimated through a technical analysis by an education professional in the area of medicine, which concluded that it is possible to authorize 40 additional licenses by the MEC according to the proportion of new license to operate medical courses available in the region of Corumbá in the period of 5 years. The amount of 30,608 recognized corresponds to the present value of the authorization of 40 additional license in the next 5 years.
(ii)	In September, there was a contractual amendment in the amount of R$ 73,134 and the payment period was changed from 12 months to 24 months.

The company estimated the likelihood to obtain new licenses to operate medical courses in the next 5 years based on Unicesumar’s history for the consideration purpose.

Fair value adjustments	1,516,987
Customer relationships (i)	294,525
Brand (ii)	352,189
Non-compete agreement (iii)	272,416
Software (iv)	33,379
Teaching-learning material (TLM) (v)	26,584
Operation licenses for distance learning (vi)	1,206,641
Leasing contracts (vii)	57,278
Licenses to operate medical courses (viii)	55,454
Deferred taxes on temporary differences	(781,479)
Goodwill	1,556,336
Total fair value of the identifiable assets + goodwill	3,210,373

The assumptions, critical judgments, methods and hypotheses used by the Company to determine the fair value of the intangible assets identified in the business combination were as follows:

(i)

Customer relationships: Valued using the MEEM method (“Multi-period Excess Earnings Method”), which is based on a calculation of discounting cash flows from future economic benefits attributable to the customer base, net of eliminations of the implied contribution obligations. The remaining useful life of the customer base was estimated by analyzing the average duration of courses of each segment.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

The main assumptions used in assessing the customer relationships were:

a.	Revenue: Projected in accordance with historical data obtained by the Company, and expectations observed in competition tendencies related to course offering and geographic coverage.
b.

Costs and expenses: Projected in accordance with historical data obtained by the Company and expectations of normalization of the operating margin in the long term and operating synergies to be realized by the merger of Unicesumar’s operations within the Company.

c.	Tax rate: 34%, pursuant to Brazilian tax legislation; and
d.	After-tax discount rate: the after-tax discount rate was applied properly on each Cash Generating Unit (“CGU”), due to their differences in regards to risk assessment and each CGU’s discount rate.
(ii)

Brand: Valued using the Relief from Royalty method. The method determines the value of an intangible asset based on the value of hypothetical royalty payments that would be saved through owning the asset, compared to licensing the asset to a third party. It involves the estimation of generating future cash flows to the business for the greatest possible deadline.

The main assumptions used in assessing the brand were:

a.	Remaining useful life: Adopted as the point where the discounted cash flows reach 90% of the total projected value.
b.	Royalties’ percentage: Estimated as 3.48%, but applied for each segment, depending on the expected margin of each CGU.

(iii)	Non-Compete Agreement: Valued using the With-or-Without method. This method uses the profit or loss originated from the projection of the business as a whole.

The main assumptions used in assessing the brand were:

a.	Revenue: Considers a revenue loss for the first 4 years. For the following years, it’s expected that the sellers are already part of the market.
b.	Competition probability: Different assumptions for each CGU:
●	Digital and Continuing Education – 85% due to the relative easiness to reach the student (virtually).
●	On-Campus Undergraduate Courses – 50%, due to the necessity of a more robust physical structure to accommodate the students.

(iv)

Software: Valued using the Replacement Cost method. Management estimated the costs related to the development of systems with similar characteristics using providers external to Unicesumar. Because it is an auxiliary asset in generating cash from other intangible assets when applying the MEEM approach (in this case, only Customer Relationships), through the Costs of Contributing Assets.

The main assumptions used in assessing the software were:

a.	Remaining useful life: 5 years.
b.	Taxes: Applied the effective average rate of income taxes for the Company.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

(v)

Teaching-Learning Material: Valued using the Replacement Cost method. Management estimated the costs related to the development of similar products, as well as the degree of obsolescence (75)%. Because it is an auxiliary asset in generating cash from other intangible assets when applying the MEEM approach (in this case, only Customer Relationships), through the Costs of Contributing Assets.

The main assumptions used in assessing the teaching-learning material were:

a.	Remaining useful life: 3 years.
b.	Taxes: Applied the effective average rate of income taxes for the Company.

(vi)	Operation licenses for distance learning: Valued using the With-or-Without method. This method uses the profit or loss originated from the projection of the business as a whole.

The main assumptions used in assessing the operation licenses for distance learning were:

a.	Discount rate: The applied discount rate was WACC for each CGU.
b.	Estimated useful life: It’s assumed that the effects of not relying on the operation licenses from the beginning, having the need to construct the network, will be seen indefinitely.
c.

Operation: The operating licenses is given through authorization, that gives to Unicesumar the right to operate in a determined geographical area, which, in some cases, comes through a local partner. However, each authorization allows Unicesumar to change partner in each area, if necessary, substituting the structure for an equivalent one. Partners are not attached to the authorizations.

(vii)	Leasing contracts: Valued using the Cost Savings method, that consists of calculating the savings measured by the Company, corrected by the duration of the contract by a discount rate.

The main assumptions used in assessing the leasing contracts were:

a.	After-tax discount rate: the after-tax discount rate was applied properly on each Cash Generating Unit (“CGU”), due to their differences regarding risk assessment and each CGU’s discount rate.
b.	Remaining useful life: Based on the duration of the leasing contract: 20 years.

(viii) Licenses to operate medical courses: Valued using the Income Approach method, with an emphasis on marginal fluctuations to the projected CGUs.

The main assumptions used in assessing the licenses to operate medical courses include the initial process of enrolling a student (duration, new students, evasion, graduation), amount of the course, profitability, investments and working capital, as well as growth in perpetuity.

The goodwill amount is based mainly on the workforce and its synergies from academic, commercial, and costs perspectives, considering that we are adding up the 15-year experience and track-record of both institutions as leading players in Digital Education, which is allowing us to improve even further the high-quality services to our students and to sustain our differentiated academic delivery.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

From the date of acquisition to December 2022, Unicesumar contributed to revenue in the Consolidated Financial Statements as of December 31, 2022, in the amount of R$ 541,272 and R$ 181,466 in the net profit for the twelve months ended December 31, 2022.

If the acquisitions had been concluded on January 1, 2022, the Company estimates its combined (include Company and the acquisition of Unicesumar) net revenue would have been R$ 1,709,700 and net income of R$ 109,746 for the twelve months ended December 31, 2022.

1.3.       Acquisition of Rede Enem

On September 1, 2022, the Company acquired 100% of the share capital of Rede Enem Serviços de Internet Ltda through its subsidiary Vitru Brasil Empreendimentos, Participações e Comércio e S.A. or “Vitru Brasil”. Rede Enem is a platform that provides free content through an ecosystem that includes blogs, free preparatory courses, and social media profiles.

The aggregate purchase price of R$ 1,400 was paid in cash at the closing date. The following table presents the assets acquired and liabilities assumed at book value in the business combination:

ASSETS	90
Cash and cash equivalents	23
Trade receivables	32
Other assets	7
Property and equipment	28

LIABILITIES	97
Loans and financing	12
Labor and social obligations	41
Prepayments from customers	25
Other liabilities	19

Total acquired net assets at book value	(7)
Purchase price consideration	1,400

Goodwill arising on acquisition	1,407

Considering the acquisition has occurred on September 1, 2022 these are preliminary disclosure as the effects of the purchase price allocation report is in progress and in the measurement period, as described in IFRS 3.

1.4.       Investment from Crescera Capital

On September 27, 2022, we announced the investment agreement with Crescera, a leading asset manager with accomplishments in the education sector in Brazil. On November 10, 2022, Crescera subscribed for 3,636,363 new common shares in a fully primary capital increase in the amount of R$ 328,728 equivalent to US$ 58,260.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

2.         Significant accounting policies

The main accounting policies applied in the preparation of these consolidated financial statements of the Company are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated. The financial statements are for the group consisting of Vitru and its subsidiaries.

2.1.       Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

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

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

2.2.       Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company for the years ended December 31, 2022 and 2021.

The table below list the Company’s subsidiaries:

				Direct and indirect
				interest
Name	Main activities	Location	Investment type	2022	2021
Vitru Brasil Empreendimentos, Participações e Comércio S.A	Continuing education courses	Florianópolis - SC	Subsidiary	100%	100%
UNIASSELVI - Sociedade Educacional Leonardo da Vinci S/S Ltda	Distance learning, on-campus undergraduate and continuing education courses	Indaial - SC	Subsidiary	100%	100%
Sociedade Educacional do Vale do Itapocu S/S Ltda.	On-campus undergraduate and continuing education courses	Guaramirim - SC	Subsidiary	100%	100%
FAIR Educacional Ltda.	On-campus undergraduate and continuing education courses	Rondonópolis - MT	Subsidiary	100%	100%
FAC Educacional Ltda.	On-campus undergraduate and continuing education courses	Cuiabá - MS	Subsidiary	100%	100%
CESUMAR-Centro de Ensino Superior de Maringá Ltda.	Distance learning, on-campus undergraduate and continuing education courses	Maringá – PR	Subsidiary	100%	—
Rede Enem Serviços de Internet Ltda	Preparatory courses	Florianópolis - SC	Subsidiary	100%	—

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

December 31, 2022 and 2021.

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s statement of financial position) when:

●	The rights to receive cash flows from the asset have expired; or
●	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

●	Significant accounting estimates and assumptions — Note 2.
●	Trade receivables — Note 9.

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

The Company’s financial liabilities include trade payables, loans and financing lease liabilities, Payables from acquisition of subsidiaries and share-based compensation.

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

The Company’s financial liabilities at amortized cost include trade payables, loans and financing, lease liabilities, prepayments from costumers and payables from acquisition of subsidiaries.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

The Company annually reviews the useful lives and residual value of its assets. Based on review completed for December 31, 2022, the Company concluded that the depreciation rates used are consistent with its operations and that there are no changes to residual value of assets.

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Contractual customer relationships

Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the customer relationship, estimated at 4 years (See note 1.2).

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

Operation licenses for digital education are tested annually or more frequently if events or changes in circumstances indicate a potential impairment and carried at cost less accumulated impairment losses, which are not reversed (See note 1.2).

Teaching/learning materials — TLM

TLMs acquired in a business combination are recognized at fair value at the acquisition date. The TLMs have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the use of the TLM at classes, estimated at 5 years (See note 1.2).

Non-compete agreements

Non-compete agreements acquired in a business combination are recognized at fair value at the acquisition date. The non-compete agreements have a finite useful life and are carried at cost less

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the non-compete agreement, estimated at 5 years (See note 1.2).

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

At the balance sheet date, the Company revises its estimates of liability fair value (for the cash-settled transactions) and of the number of options whose rights are to be vested based on the established non- market vesting and service conditions (for both equity and cash-settled transactions). The impact of revising initial estimates, if any, is recognized in the statement of profit or loss prospectively. The significant judgments, estimates and assumptions regarding share-based payments are described further in Note 2. Refer to Note 20 for detailed information relating to these share schemes.

p)          Revenue from contracts with customers

The Company’s revenue consists primarily of tuition fees charged for digital education undergraduate courses, on-campus undergraduate courses and continuing education courses. The Company also generates revenue from student fees and certain education-related activities.

Revenue from tuitions is recognized over time when services are rendered to the customer and the Company satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services. Revenues

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

from tuitions are recognized net of scholarships from government programs (Note 2.5.s), cancelations (Note 9) and other discounts, refunds and taxes

Other revenues consists mainly of operational activities performed under the demand of the customers, such as the revenue on application of additional exams (substitute exams or vacation courses), transfer of localization, services of issuance of certificates and fines on contractual cancellation, and are recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Other revenues are presented net of the corresponding discounts, returns and taxes.

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

Financial expenses include interest expenses on financial liabilities, such as interests accrued on loans and financing, payables from acquisition of subsidiaries and lease liabilities.

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

There were no changes to international accounting standards in 2022.

New standards and interpretations not yet adopted.

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

adopt these new and amended standards and interpretations, if applicable, when they become effective.

●IFRS 17 (including the June 2020 amendments to IFRS 17) – Insurance Contracts
●	Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
●Amendments to IAS 1 – Classification of Liabilities as Current or Non-current
●Amendments to IFRS 3 – Reference to the Conceptual Framework
●Amendments to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use
●Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract
●	Annual Improvements to IFRS Standards 2018-2020 Cycle – Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases, and IAS 41 Agriculture
●Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies
●Amendments to IAS 8 – Definition of Accounting Estimates
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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

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

c)          Credit losses on trade receivables

The Company recognizes an allowance for expected credit losses (ECLs) for trade receivables applying a simplified approach in calculating ECLs. As a result, the Company does not track changes in credit risk, but rather recognizes an allowance for doubtful accounts based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The Company considers a trade receivable to be in default when contractual payments are 365 days past due. In certain cases, however, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A trade receivable is written off when there is no reasonable expectation of recovering the

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

contractual cash flows. The information about the allowance for expected credit losses is disclosed in Note 7.

d)      Provision for contingencies

The Company is party to proceedings at judicial and administrative levels, as disclosed in Note 16. The provision for legal proceedings is set up for all proceedings assessed as probable losses. The likelihood of loss is assessed based on available evidence, the hierarchy of laws, case law, most recent court decisions and their relevance within the legal system, and the assessment made by the outside legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations, additional exposures identified based on new matters or court decisions.

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

We currently have 157 contracts, which have an average period of 9 years. The oldest contract started in 2011, expiring in 2026. And the longest contract, starting in 2017 and expiring in 2042.

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

In reviewing the operational performance of the Company and allocating resources, the CODM reviews selected items of the statement of profit or loss and of comprehensive income, based on relevant financial data for each of the Company’s operating segments, represented by the Company’s main lines of service from which it generates revenue, as follows:

●Digital education undergraduate courses
●Continuing education courses
●On-campus undergraduate courses

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

There were no inter-segment revenues in the years ended December 31, 2022 and 2021. There were no adjustments or eliminations in the profit or loss between segments.

The CODM do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and all the assets, liabilities and results are allocated in Brazil.

a)          Measures of performance

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
	courses	courses	courses	Total allocated
2022
Net revenue	998,220	68,058	251,068	1,317,346
Adjusted EBITDA	387,373	38,085	99,447	524,905
% Adjusted EBITDA margin	38.81%	55.95%	39.61%	39.84%

2021
Net revenue	531,716	52,460	46,971	631,147
Adjusted EBITDA	188,936	26,898	22,103	237,937
% Adjusted EBITDA margin	35.53%	51.27%	47.06%	37.70%

2020
Net revenue	423,035	40,589	55,555	519,179
Adjusted EBITDA	156,089	27,045	16,848	199,982
% Adjusted EBITDA margin	36.90%	66.63%	30.33%	38.52%

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

The total of the reportable segments net revenues represents the Company’s net revenue. A reconciliation of the Company’s loss before taxes to the allocated Adjusted EBITDA is shown below:

	2022	2021	2020
Profit (loss) before taxes	1,119	49,406	33,083
(+) Financial result	199,871	29,359	27,860
(+) Depreciation and amortization	150,951	54,479	51,474
(+) Interest on tuition fees paid in arrears	26,545	17,456	15,715
(+) Share-based compensation plan	(6,010)	14,728	11,823
(+) Other income (expenses), net	2,320	(65)	(512)
(+) Restructuring expenses (i)	24,948	10,098	4,780
(+) M&A and Offering Expenses (ii)	28,310	6,975	2,391
(+) Other operational expenses unallocated (iii)	96,851	55,501	53,368
Adjusted EBITDA allocated to segments	524,905	237,937	199,982
(i)	Expenses related to the CESUMAR acquisition project.
(ii)	Expenses related to the CESUMAR acquisition project and Follow-on projects.
(iii)	Expenses with depreciation and amortization, SOP and marketing and corporate expenses

b)          Other profit and loss disclosure

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
	courses	courses	courses	Unallocated	Total
2022
Net impairment losses on financial assets	155,931	8,026	23,577	—	187,534
Depreciation and amortization	87,623	2,542	51,019	9,767	150,951
Interest on tuition fees paid in arrears	18,498	961	7,086	—	26,545

2021
Net impairment losses on financial assets	90,063	15,666	4,960	—	110,689
Depreciation and amortization	37,226	1,563	8,972	6,718	54,479
Interest on tuition fees paid in arrears	14,199	725	2,532	—	17,456

2020
Net impairment losses on financial assets	61,257	5,917	9,666	—	76,840
Depreciation and amortization	34,431	1,972	8,919	6,152	51,474
Interest on tuition fees paid in arrears	11,706	585	3,424	—	15,715

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

5.          Financial assets and financial liabilities

5.1.       Financial assets

	2022	2021
At amortized cost
Cash and cash equivalents	47,187	75,587
Short-term investments	26,389	253,042
Receivables from hub partners	5,109	—
Trade receivables	269,651	146,493
Total	343,227	475,122
Current	337,649	469,189
Non-current	5,578	5,933

5.2.       Financial Liabilities

	2022	2021
At amortized cost
Trade payables	99,697	41,706
Loans and financing	1,645,368	—
Lease liabilities	323,339	161,532
Payables from acquisition of subsidiaries	509,152	149,765
At FVPL	—	—
Share-based compensation	19,805	52,283
Total	2,597,361	405,286
Current	491,844	228,996
Non-current	2,105,517	186,611

5.3.       Fair Values

The Company assessed that the fair values of cash and cash equivalents, short-term investments, current trade receivables, trade payables and loans and financing approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities and the payables from acquisition of subsidiaries have their carrying amount discounted by their respective effective interest rate in order to be presented as close as possible to its fair value. Share-based compensation is measured at FVPL.

5.4.       Financial instruments risk management objectives and policies

The Company’s principal financial liabilities comprise payables from acquisition of subsidiaries, loans and financing, trade payables, lease liabilities and share-based compensation. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables, short-term investments and cash and cash equivalents that derive directly from its operations.

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

The sensitivity analysis in the following sections relate to the position as of December 31, 2022.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s short-term investments, PEP – special installment payment trade receivables (Note 9), loans and financing, lease liabilities and payables from acquisition of subsidiaries, subject in each case to variable interest rates, principally the Brazilian interbank deposit (Certificado de Depósito Interbancário), or CDI rate, the General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M, and the Broad National Consumer Price Index (Índice nacional de Preços ao Consumidor Amplo), or IPCA inflation rate.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on short-term investments, trade receivables, loans and financing, lease liabilities and payables from acquisition of subsidiaries. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rate, as follows:

					Increase / decrease in interest
					rate
	Balance as of	Index - % per	Probable		Possible	Remote
	12/31/2022	year	scenario	Risk	scenario 25%	scenario 75%
Short-term investments	26,389	100% CDI – 13.65%	963	Decrease	722	241
Trade receivables	51,535	IPCA – 5.78%	2,979	Decrease	3,723	5,213
Lease liabilities	1,645,368	IGP-M – 5.45%	89,673	Increase	112,091	156,927
Payables from acquisition of subsidiaries	509,152	IPCA – 5.78% / CDI + 3%	29,429	Increase	36,786	51,501

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in exchange rates on cash and cash equivalents. With all variables held constant, the Company's income before income taxes is affected through the impact on floating exchange rate, as follows:

				Depreciation of exchange rate
	Balance as of 12/31/2022	Currency	Current exchange rate	Scenario (i) VaR 99% I.C. 1 day	Possible scenario - exchange rate variation 25%	Remote scenario - exchange rate variation 75%
Cash and cash equivalents	12,057	USD	5.2177	1,482	15,727	47,182
(i)	Value at risk (VaR) is a measure of the risk of loss for investments. It estimates how much a set of investments might lose (with a given Confidence Level - C.L.), given normal market conditions, in a set time period such as a day.

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

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 7 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company's treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statement of financial position in years ended December 31, 2022, and 2021 is the carrying amounts of its financial assets.

5.4.3.    Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations and payables from acquisition of subsidiaries.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

	Less than			More than
As of December 31, 2022	1 year	1 to 3 years	3 to 5 years	5 years	Total
Trade payables	99,697	—	—	—	99,697
Lease liabilities	51,310	62,567	40,804	168,658	323,339
Payables from acquisition of subsidiaries	—	507,361	—	—	507,361
Share-based compensation	19,805	—	—	—	19,805
Total	170,812	569,928	40,804	168,658	950,202

	Less than			More than
As of December 31, 2021	1 year	1 to 3 years	3 to 5 years	5 years	Total
Trade payables	41,706	—	—	—	41,706
Lease liabilities	28,379	55,623	54,484	121,809	260,295
Other leases (i)	3,914	1,957	1,449	561	7,881
Payables from acquisition of subsidiaries	155,595	—	—	—	155,595
Share-based compensation	—	24,681	—	30,776	55,457
Total	229,594	82,261	55,933	153,146	520,934
(i)	Refer to commitments from lease agreements that fall into the exemptions of short-term leases and low-value assets and therefore not recognized in lease liabilities.

6.          Fair value measurement

As of December 31, 2022, the Company have only Share-based compensation liabilities measured at fair value, in the amount of R$ 19,805 (2021 – R$ 52,283), which are classified in Level 3 of fair value measurement hierarchy given significant unobservable inputs used.

There were no transfers between Levels during the year ended on December 31, 2022.

The following table presents the changes in level 3 items for the years ended December 31, 2022, 2021 and 2020 for recurring fair value measurements:

	Share-based compensation
	2022	2021	2020
Opening balance at January 1	52,283	46,260	34,950
Issue of shares to employees	(32,478)		—
Settlement in cash			—
Reclassification from (to) equity			(513)
Expenses recognized – general and administrative		6,023	11,823
As of December 31,	19,805	52,283	46,260

The Company assessed that the fair values of financial instruments at amortized cost such as cash and cash equivalents, short-term investments, current trade receivables and trade payables approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities, payables from acquisition of subsidiaries and loans and

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

financing have their carrying amount adjusted by their respective effective interest rate in order to be presented as close as possible to its fair value.

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

	Weighted average inputs
	As of December 31,
Unobservable inputs	2022	2021	2020	Relationship of unobservable inputs to fair value
Net operating revenue growth rate (i)	22.84%	24.8%	22.5%

2022: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 435; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 433.

Pre-tax discount rate (ii)	13.35%	11.2%	11.4%

2021: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 553; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 548.

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

Capital is managed considering the consolidated position. The Company has no transaction subjected to any financial covenant.

8.          Cash and cash equivalents and short-term investments

	December 31,	December 31,
	2022	2021
Cash equivalents and bank deposits in foreign currency (i)	12,057	15,722
Cash and cash equivalents (i)	35,130	59,865
	47,187	75,587

Short-term investments (ii)	26,389	253,042
(i)	Cash equivalents are comprised of short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

(ii)	Short-term investments correspond to financial investments in Investment Funds, with highly rated financial institutions. As of December 31, 2022, the average interest on these Investment Funds is 10.50% p.a., corresponding to 84.80% of CDI (December 31, 2021 - 4.42% p.a. –111.11% of CDI). Despite the fact that these investments have high liquidity and have insignificant risk of changes in value, they do not qualify as cash equivalents given the nature of the investment portfolio and their maturity. Due to the short-term nature of these investments, their carrying amount is the same as their fair value.

9.          Trade receivables

	December 31,	December 31,
	2022	2021
Tuition fees	410,393	247,419
FIES and UNIEDU Guaranteed Credits	27,710	2,103
PEP - Special Installment Payment (i)	22,365	15,096
CREDIN - Internal Educational Credit (ii)	29,170	—
Provision for revenue cancellation	(6,512)	(4,191)
Allowance for expected credit losses of trade receivables	(211,986)	(113,934)
Total trade receivables	271,140	146,493

Current	224,128	140,560
Non-current	47,012	5,933

(i)	In 2015, a special private installment payment program (PEP) was introduced to facilitate the entry of students who could not qualify for FIES, due to changes occurred to the program at the time. These receivables bear interests of 1.34% and, given the long term of the installments, they have been discounted at an interbank rate of 2.76%.
(ii)	Unicesumar has a program similar to PEP, where the students receive a deduction from gross tuition based on services provided during the student’s undergraduate program. The deduction is based on a fixed percentage and, after graduation, the students pay back the deduction on the current value of tuition.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

The aging list of trade receivables is as follows:

	December 31,	December 31,
	2022	2021
Receivables falling due	99,088	72,338
Receivables past due
From 1 to 30 days	59,718	27,368
From 31 to 60 days	44,827	25,949
From 61 to 90 days	47,174	22,782
From 91 to 180 days	85,358	40,326
From 181 to 365 days	153,473	75,855
More than 366 days	—	—
Provision for revenue cancellation	(6,512)	(4,191)
Allowance for estimated credit losses	(211,986)	(113,934)
	271,140	146,493

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

Changes in the Company's revenue cancellation provision are as follows:

	2022	2021	2020
At the beginning of the year	(4,191)	(3,136)	(5,212)
Additions	(15,969)	(13,965)	(16,527)
Write-off	—	10,200	14,764
Reversals	13,648	2,710	3,839
As of December 31,	(6,512)	(4,191)	(3,136)

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

Changes in the Company’s allowance for expected credit losses are as follows:

	2022	2021	2020
At the beginning of the year	(113,934)	(102,128)	(79,659)
Write-off of uncollectible receivables	89,481	98,883	59,704
Reversal	19,242	16,868	23,752
Business combinations	—	—	(5,333)
Allowance for expected credit losses	(206,775)	(127,557)	(100,592)
As of December 31,	(211,986)	(113,934)	(102,128)

10.        Current and deferred income tax

a)          Reconciliation of income tax in the statement of profit or loss

Income tax differ from the theoretical amount that would have been obtained by using the nominal income tax rates applicable to the income of the Company entities, as follows:

	2022	2021	2020
Earnings before taxes	(1,119)	49,406	33,083
Statutory combined income tax rate - %	34%	34%	34%
Income tax at statutory rates	380	(16,798)	(11,248)

Income exempt from taxation - ProUni benefit (i)	95,871	20,211	25,307
Unrecognized deferred tax asset on tax losses	—	(919)	(2,192)
Previously unrecognized tax losses used to reduce deferred tax	—	30	10,632
Previously unrecognized temporary differences (iii)	—	—	12,219
Difference on tax rates from offshore companies (ii)	17	20,809	(12,069)
Non-deductible expenses	(7,079)	(2,863)	(6,148)
Other	3,012	772	2,530
Total income tax and social contribution	92,201	21,242	19,031
Effective tax rate - %	(8240)%	43%	(58)%

Current income tax expense	(18,023)	(11,333)	(19,556)
Deferred income tax income	110,224	32,575	38,587
(i)	Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to all Company's subsidiaries, operating entities in Brazil.
(ii)	The University for All Program — ProUni, establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for higher education institutions that provide full and partial scholarships to low-income students enrolled in traditional undergraduate and technological undergraduate programs. The Company’s higher education companies are included in this program.
(iii)	The Company had unused tax loss carryforwards and temporary differences previously unrecognized. Given the continuous growth in Continuing Education activities for the years 2020 and 2019 and recent changes to the structure of its operations, the Company reviewed previously unrecognized tax losses and temporary differences, determining that it is now probable that taxable profits will be available, the tax losses can be utilized and temporary differences can be realized, and the Brazilian legislation does not establish a statute of limitations for tax losses, therefore, they can be used at any time.

b)          Deferred income tax

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

	Balance sheet		Profit or loss
	2022	2021	2022	2021
Tax loss carryforward	93,242	14,410	78,832	6,986
Intangible assets on business combinations	—	(18,355)	27,983	1,649
Allowance for expected credit losses	59,739	47,128	12,612	(1,630)
Labor provisions	2,303	23,562	(21,259)	20,855
Lease contracts	7,147	8,394	(1,247)	1,306
Provision for revenue cancellation	990	1,426	(436)	360
Provision for contingencies	923	2,124	(1,201)	141
Other provisions	38,699	4,661	14,940	2,908
Total	203,043	83,350	110,224	32,575

Deferred tax assets	203,043	83,350

The above deferred taxes were recorded at the nominal rate of 34%. Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however tax loss carryforwards can only be used to offset up to 30% of taxable profit for the year.

11.        Prepaid expenses

	December 31,	December 31,
	2022	2021
Costs related to future issuances	8,514	23,952
Prepayments to employees	—	4,425
Prepayments to suppliers	4,303	4,111
Prepayments to hub partners	5,109	345
Software licensing	389	837
Insurance	208	102
Others	1,487	1,185
Prepaid expenses	20,010	34,957

12.        Receivables from hub partners

The receivables from hub partners are amounts of cash transferred to hub partners centers as follows:

	December 31,	December 31,
	2022	2021
Credit to hub partners – distance learning centers	82,650	—
Allowance for expected credit losses of financial assets	(2,554)	—
Financial assets	80,096	—
Current	31,979	—
Non-current	48,117	—

The amount of allowance for expected losses is rated by partner, the estimate is calculated by the relationship between the amounts of credit to hub partners and the accumulated amount transferred by joint operations during the last 12 months. For partners with an index higher than 1.4, the Entity recorded a provision of 25% of the balance of resources made available to the partner. For the others, the provision made was 2% of the balance.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

13.        Leases

Set out below, are the carrying amounts of the Company’s right-of-use assets related to buildings used as offices and hubs and lease liabilities and the movements during the year:

	Right-of-use assets			Lease Liabilities
	2022	2021	2020	2022	2021	2020
As of December 31, 2021	136,104	127,921	88,534	161,532	149,353	103,188
New contracts	6,901	13,578	43,733	6,901	13,578	43,733
Re-measurement by index (i)	19,214	11,744	8,258	19,214	11,744	8,258
Lease modification (ii)	(19,454)	(1,594)	(15,934)	(17,763)	(1,763)	(16,869)
Business combinations	228,258	—		171,829		—
Depreciation expense	(20,630)	(15,545)	(12,760)		—	—
Reclassification from (to) assets held for sale	—	—	16,090	—	—	19,210
Accrued interest	—	—		28,246	16,008	15,086
Payment of principal	—	—		(18,374)	(11,170)	(6,121)
Rent concession (iii)	—	—		—	(210)	(2,046)
Payment of interest	—	—		(28,246)	(16,008)	(15,086)
As of December 31, 2022	350,393	136,104	127,921	323,339	161,532	149,353

Current	—	—	—	51,310	27,204	23,365
Non-current	350,393	136,104	127,921	272,029	134,328	125,988
(i)	Lease liabilities and right-of-use assets were incremented with respect to variable lease payments that depend on an index or a rate, because of annual rental prices contractually adjusted by market inflation rate General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M.
(ii)	During the year ended December 31, 2022, the Company partially reduced the scope of one lease contract with a corresponding liability in the amount of R$ 5,882. As a result, a gain of R$ 4,652 was recognized in other income (expenses), net, in the statement of profit and loss.
(iii)	The Company has received Covid-19 related rent concessions and has applied the practical expedient introduced by the amendments made to IFRS 16 in May 2020, applied to all qualifying rent concessions.

The Company recognized rent expense from short-term leases and low-value assets of R$ 5,882 for the year ended December 31, 2022 (2021 - R$ 2,929), mainly represented by leased equipment.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

14.        Property and equipment

		Furniture,
		equipment
	IT	and	Library			Leasehold	Construction
	equipment	facilities	books	Vehicles	Lands	improvements	in progress	TOTAL
As of December 31, 2019
Net book value	8,975	20,173	5,070			34,389	1,426	70,033
Cost	19,174	37,521	17,789			44,107	1,426	120,017
Accumulated depreciation	(10,199)	(17,348)	(12,719)			(9,718)	—	(49,984)
Purchases	3,905	7,271	—			8,862	5,506	25,544
Transfers	—	—	—			6,972	(6,972)	—
Disposals	(30)	(15)	—			—	—	(45)
Transfer to held for sale	84	3,249	1,192			—
Business combinations	—					7,111	68	7,179
Depreciation	(3,050)	(3,105)	(1,730)			(2,682)	—	(10,567)
As of December 31, 2020
Net book value	9,884	27,573	4,532			54,652	28	92,144
Cost	24,484	52,541	20,994			69,462	28	167,509
Accumulated depreciation	(14,600)	(24,968)	(16,462)			(14,810)	—	(70,840)
Purchases	9,166	8,645	—			2,688	5,496	25,995
Transfers	—	—	—			4,344	(4,344)	—
Disposals	—	(9)	—			—	—	(9)
Business combinations	—	—	—			—	—	—
Depreciation	(3,604)	(3,691)	(1,556)			(6,965)	—	(15,816)
As of December 31, 2021
Net book value	15,446	32,518	2,976			54,719	1,180	106,839
Cost	3,365	61,178	20,995			76,494	118	193,495
Accumulated depreciation	(18,204)	(28,659)	(18,018)			(21,774)		(86,655)
Purchases	8,701	6,472	225	624		11,149	13,144	40,316
Transfers						5,362	(5,362)	—
Disposals		(827)				(10,537)		(11,365)
Business combinations	20,158	45,352	2,471	1,365	4,566	2,526	1,686	78,124
Depreciation	(11,017)	(3,526)	(1,466)	(829)		(2,502)		(19,340)
As of December 31, 2022
Net book value	33,287	79,990	4,208	1,160	4,566	60,716	10,648	194,575
Cost	90,947	156,004	37,719	5,215	4,566	85,432	10,648
Accumulated depreciation	(57,660)	(76,014)	(33,511)	(4,055)	—	(24,716)	—

There has been no evidence that the carrying amounts of Property and equipment exceed their recoverable amounts.

(i)	These refer to construction in progress for improvements to the facilities used by the Company, related to the accessibility and modernization of facilities.
(ii)	In September 2020 was recognized the depreciation expenses from the first eight months of the year in the amount of R$815 due to the reclassification from assets held for sale regarding depreciation that would have been recognized had the assets not been classified as held for sale.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

15.        Intangible assets

					Operation	Licenses			Teaching/
			Internal		licenses	to operate			learning
			project		for distance	medical	Non-compete	Customer	material
		Software	development	Trademarks	learning	courses	agreements	relationship	- TLM	Goodwill	TOTAL
As of December 31, 2019
Net book value		20,044	19,667	61,102	245,721		2,043	3,251	1,527	304,815	658,170
Cost		46,123	22,240	85,163	245,721		10,826	100,695	7,344	372,268	890,380
Accumulated amortization and impairment		(26,079)	(2,573)	(24,061)	—		(8,783)	(97,444)	(5,817)	(67,453)	(232,210)
		—	—								—
Purchase and capitalization		9,790	21,129	—	—		—	—	—	—	30,919
Transfers		5,848	(5,848)	—			—	—	—	—	—
Transfer to held for sale		8	—	—			—	—	—	—	8
Amortization		(11,131)	(7,146)	(3,559)			(1,751)	(3,251)	(1,309)	—	(28,147)
Impairment losses		—	—				—			—	—
As of December 31, 2020
Net book value		24,559	27,802	57,543	245,721		292	—	218	304,815	660,950
Cost		62,039	37,521	85,163	245,721		10,826	100,695	7,344	372,268	921,577
Accumulated amortization and impairment		(37,480)	(9,719)	(27,620)			(10,534)	(100,695)	(7,126)	(67,453)	(260,627)
		—									—
Purchase and capitalization		3,640	28,680	—							32,320
Transfers		985	(985)								—
Amortization		(8,440)	(10,610)	(3,558)			(292)		(218)		(23,118)
Impairment losses											—
As of December 31, 2021
Net book value		20,744	44,887	53,985	245,721		—	—	—	304,815	670,152
Cost		66,664	65,216	85,163	245,721	—	10,826	100,695	7,344	372,268	953,897
Accumulated amortization and impairment		(45,920)	(20,329)	(31,178)	—	—	(10,826)	(100,695)	(7,344)	(67,453)	(283,745)
Purchase and capitalization		18,785	32,090		5,847						56,722
Transfers											—
Business combinations	1.2	33,379	—	341,369	1,206,641	55,454	272,416	294,525	26,584	1,557,774	3,788,142
Amortization		(12,837)	(12,256)	(1,491)			(22,038)	(33,335)	(5,416)		(87,373)
Impairment losses											—
As of December 31, 2022
Net book value		60,071	64,721	393,863	1,458,209	55,454	250,378	261,190	21,168	1,862,589	4,427,643
Cost		141,237	97,306	437,390	1,458,209	55,454	283,242	395,220	33,928	1,930,042	4,832,028
Accumulated amortization and impairment		(81,166)	(32,585)	(43,527)	—	—	(32,864)	(134,030)	(12,760)	(67,453)	(404,385)

Impairment tests of intangible assets with indefinite useful life

Goodwill and operation licenses for digital education were allocated to the Cash-generating units (CGUs), which are identified at the level of Company’s operating segments identified in Note 4.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

The operating segment-level summary of the goodwill and intangible assets allocation and the key assumptions for those CGUs that have significant goodwill allocated to them are presented below:

	Distance learning		Continuing education		On-campus
Segment Level	undergraduate courses		courses		undergraduate courses
	2022	2021	2022	2021	2022	2021
Allocation of carrying amount:
Goodwill	1,398,077	285,826	33,009	18,989	431,503	33,916
Intangible assets with indefinite useful life	1,414,061	213,406	38,301	32,315	—	—
Other intangible assets	67,852	55,893	4,979	5,547	11,959	29,072

Key assumptions:
Net operating revenue growth rate (i)	28.8%	25.9%	0.7%	10.2%	(19.9)%	13.4%
Pre-tax discount rate (ii)	10.6%	11.2%	10.6%	11.2%	10.6%	11.2%
Long-term growth rate (iii)	3.2%	3.8%	3.2%	3.8%	3.2%	3.8%
Budgeted gross margin (iv)	70.8%	68.6%	88.9%	82.5%	35.8%	45.4%
(i)	The growth rate of net operating revenue is based on the historical growth of the student base and management’s expectations of market development.
(ii)	Pre-tax discount rate reflects specific risks relating to the segment and country in which the Company operates.
(iii)	The long-term growth rate does not exceed the long-term average growth rate for the education sector in which the CGU operates and is mostly comprised by expected inflation.
(iv)	Budgeted gross margin is the average margin as a percentage of revenue over the five-year forecast period. It is based on the current sales margin levels and is in line with the Company’s operating history and management’s expectations for the future performance.

Based on the recent changes to legislation and growth of the digital education market in Brazil, Management expects to have strong growth in the digital education undergraduate courses, mainly based on the increase of hubs. In addition to the investments with new hubs, Management also considers investment for improvements to expand their existing units.

For the years ended December 31, 2022 and 2021 the recoverable amount of the cash-generating units (CGUs) was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated long-term growth rates stated above.

There was no goodwill impairment for the year ended December 31, 2022.

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

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

Impact of possible changes in key assumptions

A decrease of 120 basis points in management estimated gross margin used in the value-in-use calculation for the digital education undergraduate courses CGU as of December 31, 2022 (67.4% instead of 68.6%), would have not resulted in the recognition of an impairment of goodwill. Also, the Company performed the same sensitivity analysis for the continuing education courses (81.3% instead of 82.5%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

In addition to the test above reducing gross margin, an increasing of 120 basis points in management’s estimated discount rate applied to the cash flow projections for the two CGUs for the year ended December 31, 2022 (12.4% instead of 11.2%), would have not resulted in the recognition of an impairment of goodwill.

Management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the digital education undergraduate courses and continuing education segments to exceed its recoverable amount.

16.        Loans and financing

On May 19, 2022, the company issued through its subsidiary Vitru Brasil, two series of debentures, the first series containing 500 bonds maturing between November 2023 and May 2024, and the second series containing 1,450 bonds maturing between May 2025 and May 2027. The nominal value of each bond of both series is R$1,000.00. With costs of transaction in the amount of R$44,149, the debentures are not convertible into shares.

a)          Breakdown

			December 31,	December 31,
Type	Interest rate	Maturity	2022	2021
Debentures	CDI +2.9% and CDI +3.2% p.a	Nov/23 to May/27	1,620,216	—

Current			131,158	—
Non-current			1,489,088	—

b)          Variation

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

Loans and
financing
As of December 31, 2021	—
Proceeds from issuance of debentures	1,950,000
Costs related to issuance of debentures	(44,149)
Business combinations	—
Accrued interest	165,881
Payment of interest	(155,254)
Payment of principal	(296,262)
As of December 31, 2022	1,620,216

17.        Labor and social obligations

	December 31,	December 31,
	2022	2021
Salaries payable	10,374	4,172
Social charges payable (i)	15,675	7,562
Accrued vacation	6,883	4,443
Accrual for bonus	9,522	8,683
Other	651	155
Total	43,105	25,015
(i)	Comprised of contributions to Social Security (“INSS”) and to Government Severance Indemnity Fund for Employees (“FGTS”) as well as withholding income tax (“IRRF”) over salaries.

18.        Payables from acquisition of subsidiaries

2022
At the beginning of the year	149,765
Proceeds from acquisition of subsidiaries	680,015
Contractual Amendment - Change of Contractual Condition	(73,134)
Accrued Interest	40,069
Payment of principal	(236,461)
Payment of interests	(52,893)
As of December 31	507,361

Current	—
Non-current	507,361

On February 28, 2016, the Company completed the acquisition of 100% of Uniasselvi and the amount of R$ 400,000 was paid at the closing of the transaction, R$ 119,159 was paid in December 2018, R$ 112,301 was paid in December 2019, R$128,162 was paid in December 2020, R$ 142,401 was paid in December 2021 and R$151.652 was paid in December 2021, adjusted by the IPCA inflation rate.

On August 31, 2017, the Company completed the acquisition of 100% of FAC and FAIR and the amounts of R$ 10,511 was paid in December 2018, R$ 10,837 was paid in December 2019, R$ 11,327 was paid in December 2020, R$ 12,543 was paid in December 2021 and R$13,023 was paid in December 2022, adjusted by the IPCA inflation rate.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

On January 19, 2021, the company settled the accounts payable from the acquisition that was under discussion with its creditors regarding the installment due in December 2019. The amount settled was R$ 10,557.

On May 20, 2022, the company completed the acquisition of 100% Unicesumar and the amount paid in cash was R$2,162,500, The amount of 525,681 will be paid in one last installment, payable on May 20, 2024, and adjusted by the IPCA inflation rate in the first year and CDI + 3% in the second year.

19.        Contingencies

a)          Provision for contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

Liabilities	Civil	Labor	Total
As of December 31, 2019	3,940	14,463	18,403
Additions	454	5,207	5,661
Accrued interest	109	399	508
Payments	(1,552)	(3,582)	(5,134)
Reversals	(933)	(4,173)	(5,106)
Classified as held for sale	32	75	107
At December 31, 2020	2,050	12,389	14,439
Additions	4,694	7,964	12,658
Accrued interest	149	1,039	1,188
Payments	(2,669)	(5,184)	(7,853)
Reversals	(1,390)	(4,170)	(5,560)
As of December 31, 2021	2,834	12,038	14,872
Additions	2,699	4,843	7,542
Business combinations	549	11,961	12,510
Accrued interest	2	25	27
Payments	(60)	(846)	(906)
Reversals	(1,485)	(3,378)	(4,863)
As of December 31, 2022	4,539	24,643	29,182

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

reciprocal indemnity were defined. The rights generated by the purchase and sale agreement are as follows:

Assets	Civil	Labor	Total
As of December 31, 2019	1,068	13,733	14,801
Additions	—	85	85
Accrued interest	29	379	408
Realized	(86)	(2,792)	(2,878)
Reversals	(212)	(3,013)	(3,225)
As of December 31, 2020	799	8,392	9,191
Additions	10	2,895	2,905
Accrued interest	60	575	635
Realized	(119)	(3,276)	(3,395)
Reversals	(155)	(557)	(712)
As of December 31, 2021	595	8,029	8,624
Additions	1,051	3,541	4,592
Accrued interest	501	833	1,334
Realized	(433)	(3,645)	(4,078)
Reversals	(174)	(445)	(619)
As of December 31, 2022	1,540	8,313	9,853

c)          Possible losses, not provided for in the balance sheet

No provision has been recorded for proceedings classified as possible losses, based on the opinion of the Company’s legal counsel. The breakdown of existing contingencies as of December 31, 2022 and December 31, 2021 as follows:

	December 31,	December 31,
	2022	2021
Civil	23,210	13,746
Labor	28,284	24,645
Tax	59,916	33,025
Total	111,410	71,416

Civil proceedings classified as possible loss

As of December 31, 2022, the Company’s subsidiaries were subject to 1,263 (2021 – 648) civil claims. Most of the lawsuits are related to consumer claims, including discussions regarding undue collection of tuition fees and rates, delay in the issuance of certificates and diplomas, undue collection of tuition fees for students that have been granted scholarships and public financing and denial of enrollment in courses, among others.

Labor proceedings classified as possible loss

As of December 31, 2022, the Company’s subsidiaries were subject to 180 (2021 – 143) labor claims. Most of these claims are related to overtime, salary equalization, vacation payments and/or non-enjoyment of vacation periods, severance payments and termination fees, and indemnities based on Brazilian labor laws.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

Tax proceedings classified as possible loss

As of December 31, 2022, the Company’s subsidiaries were subject to 5 (2020 – 2) tax claims. The Company has an outstanding tax administrative proceeding related to Tax Infraction Notice No. 000204.00/2017, issued by the Porto Alegre City Hall Municipal Finance Department, in the total amount of R$ 28,024, corresponding to alleged Service Tax (ISS) debt, plus a 150% fine and late payment interest, for the period from January 2012 to June 2017.

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

On September 27, 2022, we announced the investment agreement with Crescera, a leading asset manager with accomplishments in the education sector in Brazil. On November 10, 2022 Crescera subscribed for 3,636,363 new common shares in a fully primary capital increase in the amount of R$328,728, equivalent to US$58,260, detailed in line (i) of the table below.

November 22, 2022 - Vitru Limited (Nasdaq: VTRU) ("Vitru") announced the settlement of its previously announced rights offering (the "Rights Offering"). The Rights Offering resulted in the issuance of

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

926,206 common shares of Vitru (which, upon issuance, amount to approximately 2.8% of Vitru's outstanding common shares) and raised gross proceeds of approximately US$14,800. detailed in line (ii) of the table below.

As of December 31, 2022, the Company’s share capital is represented by 33,687,213 common shares of par value of US$ 0.00005 each. The Company has issued only common shares, entitled to one vote per share.

December 31,
2022
Crescera (i)	328,728
Rights Offering (ii)	79,024
Share Option plan	20,623
Total	428,375

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

Share based compensation

The capital reserve is represented by reserve for share-based compensation programs classified as equity-settled, as detailed in Note 20.

The share-based payments reserve is used to recognize:

●	the grant date fair value of options issued to employees but not exercised.
●	the grant date fair value of shares issued to employees upon exercise of options.

d)          Dividends

The Company currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of the business and did not pay any cash dividends in the year ended December 31, 2022, and do not anticipate paying any in the foreseeable future.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

21.        Earnings per share

21.1.     Basic

Basic earnings per share is calculated by dividing the net income attributable to the holders of Company’s common shares by the weighted average number of common shares held by stockholders during the year.

The following table contains the earnings (loss) per share of the Company for years ended December 31, 2022, 2021 and 2020 (in thousands except per share amounts):

Basic earnings per share	2022	2021	2020
Net income attributable to the shareholders of the Company	93,320	70,648	52,114
Weighted average number of outstanding common shares (thousands)	26,547	22,922	18,702
Basic earnings per common share (R$)	3.52	3.08	2.79

21.2.     Diluted

As of December 31, 2022, the Company had outstanding and unexercised options to purchase 6,167 thousand (2021 – 1,514 thousand and 2020 - 763 thousand) common shares which are included in diluted earnings per share calculation. For years ended December 31, 2022, 2021 and 2020, outstanding options were all anti-dilutive.

Diluted earnings per share	2022	2021	2020
Net income attributable to the shareholders of the Company	93,320	70,648	52,114
Weighted average number of outstanding common shares (thousands)	28,849	24,436	19,465
Diluted earnings per common share (R$)	3.23	2.89	2.68

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

The share options granted to a participant are subject to a vesting period so that they are exercisable, subject to the applicable rules set forth in each grant program, in accordance with the schedule (as from each schedule date a given lot of share options shall be exercisable, a “Vesting Date”), where each year, twenty percent (20%) of the share options granted may be exercised.

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

a)          Set out below are summaries of the number and weighted average exercise prices ("WAEP") of options granted under the plan:

	2022		2021
	Number of	WAEP per	Number of	WAEP per
	options	option	options	option
As of January 1	474,892	50.60	715,455	37.95
Exercised during the year			(240,563)	37.25
Forfeited during the year	(386,418)	63.86
At the end of the period	88,474	—	474,892	50.60
Exercisable at the period	77,296	—	435,908	49.39

No options from the First Share Option plan expired during the years ended December 31, 2022 and December 31, 2021.

b)          Share options outstanding at the end of the year have the following remaining periods and prices:

	December 31,	December 31,
	2022	2021
Weighted average remaining vesting period	1.2 years	1.3 years
Weighted average remaining expiring period	2.3 years	3.3 years
Purchase option exercise price range	R$56.11 - R$71.62	R$33.76 - R$100.69

Weighted average remaining selling period	4.3 years	5.3 years
Expected selling / repurchase price	R$ 548.49	R$ 90.72

Due to the reverse share split of the corporate reorganization described in Note 1.1, original purchase and selling value of each option, as determined in the First Share Option Plan, was multiplied by the reverse share split denominator to maintain the fair value of the total options granted as it was before the corporate reorganization.

c)          Options granted:

No new options from the First Stock Option Plan were granted during the years ended December 31, 2022 and 2021.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

d)The expense recognized for employee services received during the year is as follows:

	Year Ended December 31
Expense arising from share-based payment transactions	2022	2021	2020
Cash-settled - first plan	(32,478)	6,023	11,823
Equity-settled - first plan	20,623	529	—
Equity-settled - second plan	5,845	—	—
Total	(6,010)	6,552	11,823

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

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

a)Set out below are summaries of the number and weighted average exercise prices ("WAEP") of options granted under the plan:

	2022		2021
	Number of	WAEP per	Number of	WAEP per
	options	option	options	option
As of January 1	866,914	10.31	874,888	0.54
Granted during the year	508,413	2.41	6,549	10.31
Forfeited during the year	(63,778)	11.90	(14,523)	9.05
As of December 31	1,319,523	12.54	866,914	10.31
Exercisable at December 31	198,688	13.89	130,037	15.64

No new options from the Second Share Options Plan expired during the year ended December 31, 2022.

b)	Share options outstanding at the end of the year have the following remaining periods and prices:

	December 31,	December 31,
	2022	2021
Weighted average remaining vesting period	5.0 years	1.2 years
Weighted average remaining expiring period	7.7 years	2.3 years
Purchase option exercise price	R$ 83.48	R$ 33.76

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

c)	Options granted during the year ended December 31, 2022

December 31,
2022
Grant date	December 11, 2020
Expiry date	September 9, 2028
Share price at grant date	USD 14.30
Exercise price	USD 16.00
Expected price volatility	53.96%
Risk-free interest rate	8.22%
Model used	Black-Scholes

The expense arising from share-based payment transactions from the Second Stock Options Plan in 2022 was R$ 5,845 (2020 - R$ 8,176).

23.        Key management compensation and related parties

a)          Key management compensation

Key management includes professionals selected at the sole discretion of the Board of Directors from among the Company’s managers and executives.

The total compensation expense with key management for their services is shown below:

	2022	2021
Salaries and related charges and variable compensation (i)	8,241	12,662
Share-based compensation	(6,010)	12,520
Total	2,231	25,182
(i)	Variable compensation as defined by the Board of Directors in an agreement with Group executives.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

b)          Related parties

The Company holds quotas of investments funds managed by Vinci Partners, an insurance policy issued by Austral Seguradora S/A and uses the services of the lawyer firm Kloch Advocacia. All the companies are an indirect related party.

	Balance sheet		Profit or loss
	December 31,	December 31,	Year Ended December 31,
	2022	2021	2022	2021
Joint operations
CESUTEC - Centro De Ensino Sistematizado e Tecnologia da Educacao			(2,019)	—
WM Administracao e Participacoes Ltda			(1,755)	—
PL Administracao e Participacoes Ltda			(758)	—
Net revenue			(4,532)	—

Leases
SOEDMAR - Sociedade Educacional De Maringa Ltda.
Right-of-use assets	160,230	—
Depreciation expense			(5,054)	—
Lease liabilities	165,089	—
Interest on lease			(13,061)	—
WM Administracao e Participacoes Ltda
Right-of-use assets	2,845
Depreciation expense			(255)
Lease liabilities	2,942
Interest on lease			(268)

Insurance
Asutral Seguradora S/A
Prepaid expenses	—	152
General and administrative expenses			(152)	(228)

Short-term investments
FI Vinci Renda Fixa Credito Privado
Financial income			—	228

Donations
ICETI - Instituto Cesumar de Ciência, Tecnologia e Inovação
Other income (expenses), net			(3,340)	—

Legal services
Kloch Advocacia
General and administrative expenses			(54)	(162)

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

24.        Revenue

	2022	2021	2020
Gross amount from services provided	1,682,512	801,206	673,872
(-) Cancellation	(18,906)	(10,200)	(14,764)
(-) Discounts	(100,425)	(30,305)	(24,128)
(-) ProUni scholarships (i)	(201,436)	(109,217)	(98,289)
(-) Taxes and contributions on revenue	(44,399)	(20,337)	(17,512)
Net revenue	1,317,346	631,147	519,179

Timing of revenue recognition
Transferred over time	1,299,183	624,871	517,950
Transferred at a point in time (ii)	18,163	6,276	1,229
Net revenue	1,317,346	631,147	519,179
(i)	Scholarships granted by the federal government to students under the ProUni program as described in Note 2.5.s
(ii)	Revenue recognized at a point in time relates to revenue from student fees and certain education-related activities.

The Company`s revenues from contracts with customers are all provided in Brazil.

In the year ended December 31, 2022, the amounts billed to students for the portion to be transferred to the hub partner, in respect to the joint operation, is R$ 343,603 (2021 R$ 181,630 –2020 R$ 153,776). As of December 31, 2022, the balance payable to the hub partner is R$ 43,676 (December 31, 2021 - R$ 12,989, December 31, 2020 - R$ 21,881).

25.        Costs and expenses by nature

	2022	2021	2020
Payroll (i)	427,583	220,372	207,511
Sales and marketing	181,898	93,026	67,532
Depreciation and amortization (ii)	150,951	54,479	51,475
Material	57,138	16,488	13,023
Consulting and advisory services	30,663	25,729	14,732
Maintenance	27,827	12,774	8,909
Utilities, cleaning and security	14,330	6,472	6,269
Other expenses	36,112	12,418	12,457
Total	926,502	441,758	381,908

Costs of services	502,331	240,924	221,452
General and administrative expenses	179,335	89,344	73,852
Selling expenses	244,836	111,490	86,604
Total	926,502	441,758	381,908
(i)	Payroll expenses include for the year ended December 31, 2022 R$ 433,593 (2021 – R$ 205,644, 2020 – R$ 195,688) related to salaries, bonuses, short-term benefits, related social charges and other employee related expenses, and R$ (6,010) (2021 R$ 14,728, 2020 R$ 11,823) related to share-based compensation.

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

(ii) Depreciation and amortization	2022	2021	2020
Costs of services	72,936	43,905	36,757
General and administrative expenses	44,119	10,570	11,463
Selling expenses	33,896	4	3,255
Total	150,951	54,479	51,475

26.        Other income (expenses), net

	2022	2021	2020
Deductible donations	(2,322)	(300)	(300)
Contractual indemnities	(252)	(364)	(85)
Modification of lease contracts - Note 12	4,625	379	3,052
Other revenues	5,477	730	743
Other expenses (i)	(9,848)	(380)	(2,898)
Total	(2,320)	65	512
(i)	Main balance of the item other expenses refers to R$4,657 of write-off of permanent assets and R$2,777 referring to fine for delay.

27.        Financial results

	2022	2021	2020
Financial income
Interest on tuition fees paid in arrears	26,545	17,456	15,715
Financial investment yield	31,392	23,982	6,296
Foreign exchange gain	5,870	3,817	13,550
Other	759	265	997
Total	64,566	45,520	36,558

Financial expenses
Interest on payables from acquisition of subsidiaries	(40,069)	(40,405)	(34,980)
Interest on lease	(28,246)	(16,008)	(15,085)
Interest on loans and financing	(165,881)	(8,642)	(6,205)
Foreign exchange loss	(7,481)	(1,711)	(2,714)
Other	(22,760)	(8,113)	(5,434)
Total	(264,437)	(74,879)	(64,418)

Financial results	(199,871)	(29,359)	(27,860)

Vitru Limited

Notes to the financial statements.

December 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

28.        Other disclosures on cash flows

Non-cash transactions

In the year ended December 31, 2022:

●	The amount of R$ 26,115 (2021 - R$ 25,322, 2020 – R$ 51,991) regarding additions on right-of-use assets, was also added in the lease liabilities line item.
●	The amount of R$ 1,469 (2021 – R$ 3,395, 2020 – R$ 2,878) regarding provision for contingencies of responsibility of the sellers of subsidiaries acquired in prior years, was reversed to the indemnification assets line item in non-current assets.

***