Form 20-F
period 2023-12-31
Vitru Ltd
filed 2024-04-30
CIK 1805012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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
Phone: (212) 450-4000 / Fax: (212) 450-6858

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

The number of outstanding shares as of December 31, 2023 was 33,826,199 common shares.

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

All references to “Vitru Brazil” refer to Vitru Brasil Empreendimentos, Participações e Comércio S.A., our Brazilian principal operating subsidiary.

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

All references to “IFRS accounting standards” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or “IASB”.

Financial Statements

Vitru was incorporated on March 5, 2020, as a Cayman Islands exempted company with limited liability, under incorporation number 360670, duly registered with the Cayman Islands Registrar of Companies. Vitru became the parent company of Vitru Brasil Empreendimentos, Participações e Comércio S.A., or Vitru Brazil, through the corporate reorganization described under “—Corporate Events—Group Restructuring and Migration of Listing,” “Item 4. Information on the Company—C. Organizational Structure”.

Until the contribution of Vitru Brazil’s shares to us, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Subsequent to the completion of the corporate reorganization, we began to consolidate financial information in order to reflect the operations of Vitru Brazil. As a result, the audited consolidated financial statements prepared by Vitru subsequent to the completion of the reorganization are presented “as if” Vitru Brazil is the predecessor of Vitru. Accordingly, our audited consolidated financial statements included elsewhere in this annual report reflect: (i) the historical operating results of Vitru Brazil prior to such reorganization; (ii) the consolidated results of Vitru and Vitru Brazil following the reorganization; and (iii) the assets and liabilities of Vitru Brazil at their historical cost.

The consolidated financial information of Vitru contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” “our consolidated financial statements” and “our audited consolidated financial statements” are to Vitru’s consolidated financial statements included elsewhere in this annual report.

The audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, together with the notes thereto, included in this annual report supersede any financial statements for the same years previously filed with or furnished to the United States Securities and Exchange Commission, or the SEC.

Vitru is a holding company, and as such, the primary source of revenue derives from its interest on its operational companies in Brazil. As a result, Vitru’s functional currency as well as of its subsidiaries is the Brazilian real. We prepare our annual consolidated financial statements in accordance with IFRS accounting standards, as issued by the IASB.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2023,” relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

We are a Cayman Islands exempted company incorporated with limited liability on March 5, 2020 for purposes of effectuating our initial public offering. Prior to the consummation of our initial public offering, our shareholders, Mundi Holdings I, L.L.C. (which is controlled by The Carlyle Group), or Mundi I, Mundi Holdings II, L.L.C. (which is now controlled by SPX Capital), or Mundi II, funds and accounts advised by Vinci Partners, or Vinci Partners, and funds and accounts advised by Neuberger Berman, or Neuberger, held 522,315,196 shares of Vitru Brazil. Prior to the consummation of our initial public offering, our shareholders contributed all of their shares in Vitru Brazil to us. In return for this contribution, we issued new common shares to our shareholders in a one-to-31 exchange for the shares of Vitru Brazil contributed to us, or the Share Contribution. Until the contribution of Vitru Brazil shares to us, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

UniCesumar Business Combination

On May 20, 2022, we completed the UniCesumar Business Combination. As the UniCesumar Business Combination was only completed recently, it may be difficult for you to evaluate our business, financial condition, results of operations and prospects. Investors may also have limited financial information on which to evaluate us, their investment decision and our prior performance. Our results of operations for the years ended December 31, 2023 and 2022, are not directly comparable to our results of operations for the year ended December 31, 2021, due to the effects of the UniCesumar Business Combination.

Group Restructuring and Migration of Listing

On September 5, 2023, we announced a corporate restructuring proposal, subject to shareholder approval to merge us into our wholly owned subsidiary, Vitru Brazil, pursuant to which Vitru Brazil would be the surviving entity and would become the new holding company for the Vitru group (the “Proposed Transaction”).

The Proposed Transaction is intended to modify the Vitru group’s current holding structure, by replacing the holding company, Vitru Limited, a Cayman Islands incorporated company that has its shares publicly traded on Nasdaq, with a Brazilian incorporated company that is registered with the CVM and which will have its shares listed on B3 S.A. — Brasil, Bolsa, Balcão, or the B3, the Brazilian stock exchange after the completion of the Proposed Transaction. The goal of this transaction is to align the jurisdiction of the stock exchange on which the shares of the Vitru group are traded, with the jurisdiction in which the principal business activities of the Vitru group are conducted, thereby aiming to (i) attract investors and coverage by analysts that have greater interest and familiarity with the business and industry, and (ii) increase stock liquidity. As part of the Proposed Transaction, it is proposed that Vitru Limited will be merged into Vitru Brazil. Following the completion of the Proposed Transaction, the outstanding shares of Vitru Brazil will be directly owned by all shareholders of Vitru Limited as of immediately prior to the completion of the Proposed Transaction and the shares of Vitru Brazil will be listed under the Novo Mercado segment of the B3.

On March 6, 2024, the registration statement filed by Vitru Brazil relating to the Proposed Transaction was declared effective by the SEC. The Proposed Transaction was approved at the extraordinary general meeting of shareholders held on April 19, 2024 and is expected to close in June 2024.

Additional Information

For more details about our organizational structure and additional information on our subsidiaries, please see “Item 4. Information on the Company—C. Organizational Structure” and refer to Note 2.2 to our audited consolidated financial statements included elsewhere in this annual report.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or any other rate. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$4.841 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Brazilian Central Bank. The rate at December 31, 2023, which is the rate used for currency translations of certain amounts in this annual report, may differ materially from the exchange rate as of the date of this annual report or any other date.

Special Note Regarding Non-GAAP Financial Measures

This annual report presents our Adjusted EBITDA, Adjusted Net Income, Adjusted Cash Flow from Operations and Adjusted Cash Flow Conversion from Operations information for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

We calculate Adjusted EBITDA as net income (loss) for the year plus:

●	deferred and current income tax, which is calculated based on our income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income taxes (Imposto de Renda Pessoa Jurídica), or IRPJ, and, social contribution taxes (Contribuição Social sobre o Lucro Líquido), or CSLL;
●	financial results, which consists of interest expenses less interest income;
●	depreciation and amortization;
●	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;
●	impairment of non-current assets, which consists of impairment charges associated with our on-campus undergraduate courses segment, given the deterioration in the prospects of this business;
●	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in our consolidated financial statements;
●	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others; and
●	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that we believe are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: (i) mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and (ii) restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

We calculate Adjusted Net Income as net income (loss) for the year plus:

●	share-based compensation plan, as defined above;
●	M&A, pre-offering expenses and restructuring expenses, as defined above;
●	impairment of non-current assets, as defined above;
●	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, digital education operation licenses, non-compete agreements, customer relationship and teaching-learning material. For more information, see Note 16 to our audited consolidated financial statements, each included elsewhere in this annual report;
●	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries, related to the acquisition of our operating units from Kroton in 2016 and 2017. See Note 19 to our audited consolidated financial statements, each included elsewhere in this annual report; and
●	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances.

We calculate Adjusted Cash Flow Conversion from Operations as Adjusted Cash Flow from Operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses and restructuring expenses into consideration).

Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations are the key performance indicators used by us to measure the financial performance of our core operations and we believe that these measures facilitate period-to-period comparisons on a consistent basis. As a result, our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. The non-GAAP financial measures described in this annual report are not a substitute for the measures of earnings under IFRS accounting standards. Additionally, our calculations of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations to the most directly comparable measure under IFRS accounting standards, see “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures—Reconciliations for Non-GAAP Financial Measures.”

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business, including the impact of the ongoing war between Russia and Ukraine and of Israel’s war against Hamas, as well as wider tensions in the Middle East;
●	the downgrading of Brazil’s investment ratings;
●	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
●	our ability to implement our business strategy;
●	our ability to adapt to technological changes in the educational sector;
●	the availability of government authorizations on terms and conditions and within periods acceptable to us;
●	our ability to continue attracting and retaining new students;
●	our ability to maintain the academic quality of our programs;
●	our ability to maintain the relationships with our hub partners;
●	our ability to collect tuition fees;
●	our ability to grow our business;
●	the availability of qualified personnel and the ability to retain such personnel;

●	changes in the financial condition of the students enrolling in our schools in general and in the competitive conditions in the education industry, or changes in the financial condition of our schools;
●	our capitalization and level of indebtedness;
●	changes in government regulations applicable to the education industry in Brazil;
●	government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;
●	a decline in the number of students enrolled in our programs or the amount of tuition we can charge;
●	our ability to compete and conduct our business in the future;
●	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;
●	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;
●	changes in labor, distribution and other operating costs;
●	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
●	our ability to realize the anticipated benefits of our UniCesumar Business Combination;
●	our ability to realize the anticipated benefits of our corporate reorganization (see “Presentation of Financial and Other Information—Corporate Events—Group Restructuring and Migration of Listing”);
●	developments with respect to actual or potential epidemics, pandemics, outbreaks or other public health crises in Brazil and globally;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

The following tables set forth our summary financial data as of December 31, 2023, 2022 and 2021 and statement of operations for the years ended December 31, 2023, 2022 and 2021. The summary consolidated statements of financial position as of December 31, 2023 and 2022 and the summary consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2023, 2022 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report, prepared in accordance with IFRS accounting standards.

	For the Year Ended December 31,
	2023	2023	2022	2021

	U.S.$(1)		R$
	(in millions)
Statement of Profit or Loss Data
Net revenue	405.4	1,962.5	1,317.3	631.1
Revenue from digital education undergraduate courses	292.2	1,414.5	998.2	531.7
Revenue from on-campus undergraduate courses	92.2	446.2	251.1	47.0
Revenue from continuing education courses	21.0	101.8	68.1	52.4
Cost of services rendered	(138.3)	(669.5)	(502.3)	(240.9)
Gross profit	267.1	1,293.0	815.0	390.2

Selling expenses	(74.4)	(360.4)	(244.9)	(111.5)
General and administrative expenses	(53.5)	(259.1)	(179.3)	(89.3)
Net impairment losses on financial assets	(54.4)	(263.5)	(187.5)	(110.7)
Other income (expenses), net	(1.8)	(8.5)	(2.3)	0.1
Operating expenses	(184.3)	(891.5)	(614.0)	(311.4)
Operating profit	82.9	401.6	201.0	78.8

Financial income	12.6	61.0	64.6	45.5
Financial expenses	(75.7)	(366.5)	(264.4)	(74.9)
Financial results	(63.1)	(305.5)	(199.9)	(29.4)
Profit before taxes	19.7	96.0	1.1	49.4

Current income taxes	(11.1)	(53.6)	(18.0)	(11.3)
Deferred income taxes	13.7	66.4	110.2	32.6
Income tax	2.6	12.8	92.2	21.3
Net income for the year	22.4	108.8	93.3	70.7
Basic earnings per share—R$ (unless otherwise indicated)(2)
Common Shares	0.67	3.23	3.52	3.08
Diluted earnings per share—R$ (unless otherwise indicated)(3)
Common Shares	0.61	2.97	3.23	2.89
(1)

For convenience purposes only, amounts in reais as of December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.841 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

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

	As of December 31,
	2023	2023	2022	2021

	U.S.$(1)		R$
	(in millions)
Statement of Financial Position Data
Assets
Current assets
Cash and cash equivalents	4.4	21.3	47.2	75.6
Short-term investments	45.5	220.3	26.4	253.0
Trade receivables	48.7	235.6	224.1	140.6
Income taxes recoverable	0.5	2.4	7.0	7.7
Prepaid expenses	4.1	19.7	20.0	35.0
Receivables from hub partners	8.1	39.4	32.0	—
Other current assets	8.4	40.5	14.9	2.9
Total current assets	119.6	579.1	371.5	514.8

Non-current assets
Trade receivables	14.3	69.1	47.0	5.9
Indemnification assets	5.9	28.4	9.9	8.6
Deferred tax assets	46.9	227.0	203.0	—
Receivables from hub partners	11.8	57.3	48.1	83.4
Other non-current assets	2.3	11.1	6.9	1.6
Right-of-use assets	72.2	349.7	350.4	136.1
Property and equipment	42.5	205.9	194.6	106.8
Intangible assets	897.0	4,342.2	4,427.6	670.2
Total non-current assets	1,092.9	5,290.6	5,287.5	1,012.6
Total assets	1,212.5	5,869.7	5,659.1	1,527.4

Liabilities and Equity
Current liabilities
Trade payables	23.2	112.1	99.7	41.7
Loans and financing	31.2	151.1	131.2	—
Lease liabilities	10.7	51.6	51.3	27.2
Labor and social obligations	18.7	90.4	43.1	25.0
Taxes payable	3.6	17.4	16.0	3.3
Prepayments from customers	9.4	45.3	43.6	10.3
Payables from acquisition of subsidiaries	—	—	—	149.8
Other current liabilities	5.1	24.6	7.5	2.1
Total current liabilities	101.8	492.6	392.4	259.4

Non-current liabilities
Loans and financing	419.5	2,030.7	1,489.1	—
Lease liabilities	57.1	276.2	272.0	134.3
Payables from acquisition of subsidiaries	—	—	507.4	—
Taxes Payable	1.3	6.1	—	—
Provisions for contingencies	8.7	41.9	29.2	14.9
Deferred tax liabilities	151.0	730.9	773.4	—
Share-based compensation	0.4	2.0	19.8	52.3
Other non-current liabilities	1.0	4.7	1.5	0.4
Total non-current liabilities	638.8	3,092.4	3,092.3	201.9
Total liabilities	740.6	3,585.0	3,484.7	461.3

Equity
Share capital	0.0	0.008	0.008	—
Capital reserves	424.7	2,056.1	2,054.5	1,039.6
Retained earnings (accumulated losses)	47.2	228.6	119.9	26.5
Total equity	471.9	2,284.7	2,174.4	1,066.1
Total liabilities and equity	1,212.5	5,869.7	5,659.1	1,527.4
(1)

For convenience purposes only, amounts in reais as of December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.841 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

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

	For the Year Ended December 31,
	2023	2023	2022	2021

	U.S.$(1)		R$
	(in millions, except percentages)
Net Revenue	405.4	1,962.5	1,317.3	631.1
Net Income for the Year	22.5	108.8	93.3	70.7
Cash Flow from Operations	136.9	662.6	376.0	155.5
Adjusted EBITDA(2)	148.4	718.4	447.1	182.4
Adjusted Net Income(3)	52.5	254.0	214.5	91.5
Adjusted Cash Flow from Operations(4)	126.8	613.6	358.7	155.5
Adjusted Cash Flow Conversion from Operations(5)	96.3%	96.3%	96.0%	82.9%
(1)

For convenience purposes only, amounts in reais as of December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.841 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

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

(4)

For information on how we define Adjusted Cash Flow from Operations, see “Presentation of Financial and Other Information —Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted Cash Flow from Operations, see “—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow from Operations and Adjusted Cash Flow Conversion from Operations.”

(5)

For information on how we define Adjusted Cash Flow Conversion from Operations, see “Presentation of Financial and Other Information —Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted Cash Flow from Operations and Adjusted Cash Flow Conversion from Operations, see “—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow from Operations and Adjusted Cash Flow Conversion from Operations.”

Reconciliations for Non-GAAP Financial Measures

The following tables set forth reconciliations of Adjusted EBITDA and Adjusted Net Income to our net income for the years ended December 31, 2023, 2022 and 2021, as well as a reconciliation of Adjusted Cash Flow from Operations and Adjusted Cash Flow Conversion from Operations to our cash flow from operations for the years ended December 31, 2023, 2022 and 2021, our most recent directly comparable financial measures calculated and presented in accordance with IFRS accounting standards.

For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation of Adjusted EBITDA from Net Income for the Year

The following table below sets forth a reconciliation of our Adjusted EBITDA to our Net Income (Loss) for each of the years indicated:

	For the Year Ended December 31,
	2023	2023	2022	2021

	U.S.$(1)	R$
	(in millions)
Net Income for the Year	22.5	108.8	93.3	70.7
(+) Deferred and current income tax	(2.6)	(12.8)	(92.2)	(21.3)
(+) Financial results	63.1	305.5	199.9	29.4
(+) Depreciation and amortization	43.9	212.7	150.0	54.5
(+) Interest on tuition fees paid in arrears	5.0	24.1	26.5	17.4
(+) Share-based compensation plan	(1.9)	(9.4)	(6.0)	14.7
(+) Other income (expenses), net	1.8	8.5	2.3	(0.1)
(+) M&A, pre-offering expenses and restructuring expenses(2)	16.7	80.9	73.3	17.1
Adjusted EBITDA(3)	148.5	718.4	447.1	182.4
(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.841 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)	M&A, pre-offering expenses and restructuring expenses for the year ended December 31, 2023 and 2022 includes remuneration regarding the UniCesumar Business Combination.
(3)

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

Reconciliation of Adjusted Net Income from Net Income for the Year

The following table below sets forth a reconciliation of our Net Income from Adjusted Net Income for each of the years indicated:

	For the Year Ended December 31,
	2023	2023	2022	2021

	U.S.$(1)		R$
	(in millions)
Net Income for the Year	22.5	108.8	93.3	70.7
(+) M&A, pre-offering expenses and restructuring expenses(2)	16.7	80.9	73.3	17.1
(+) Share-based compensation plan	(1.9)	(9.4)	(6.0)	14.7
(+) Amortization of intangible assets from business combinations	26.0	125.7	77.8	4.8
(+) Interest accrued on payables from the acquisition of subsidiaries	3.1	14.9	18.6	12.9
(+) Corresponding tax effects on adjustments	(13.9)	(67.1)	(42.5)	(28.7)
Adjusted Net Income(3)	52.4	254.0	214.5	91.5
(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.841 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)	M&A, pre-offering expenses and restructuring expenses for the year ended December 31, 2023 and 2022 includes remuneration regarding the UniCesumar Business Combination.
(3)

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

Reconciliation of Adjusted Cash Flow from Operations and Adjusted Cash Flow Conversion from Operations

The following table below sets forth a reconciliation of our Adjusted Cash Flow Conversion from Operations for each of the years indicated:

	For the Year Ended December 31,
	2023	2023	2022	2021

	U.S.$(1)		R$
	(in millions, except percentages)
Cash Flow from Operations	136.9	662.6	376.0	155.5
(+) Income tax paid	(10.1)	(49.0)	(17.3)	(18.5)
Adjusted Cash Flow from Operations	126.7	613.6	358.7	137.0
Adjusted EBITDA(2)	148.4	718.4	447.1	182.4
(-) M&A, pre-offering expenses and restructuring expenses(3)	(16.7)	(80.9)	(73.3)	(17.1)
Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	131.7	637.5	373.8	165.3
Adjusted Cash Flow Conversion from Operations(2)(4)	96.3%	96.3%	96.0%	82.9%
(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.841 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)

For information on how we define Adjusted EBITDA, see “Presentation of Financial and Other Information —Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted EBITDA to our net income for the year, see “—Reconciliation of Adjusted EBITDA from Net Income for the Year.”

(3)	M&A, pre-offering expenses and restructuring expenses for the year ended December 31, 2023 and 2022 includes remuneration regarding the UniCesumar Business Combination.
(4)

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

Summary of Risk Factors

Summary of Risks Relating to Our Business and Industry

●	If we are unable to enter into agreements and maintain good relationships with, and/or increase the number of, our hub partners, our business and growth may be adversely affected. We derive a significant portion of our revenue from partnerships with education centers. We enter into these partnerships through contracts with hub partners who provide centers with infrastructure for our students, which may include private schools, and to whom we provide teachers and materials, teaching methodologies, as well as pedagogical, administrative and marketing advice. Failure by our hub partners to comply with the terms of those agreements, and any failure by us to enforce such terms, may also adversely affect us. In addition, failure by our hub partners to maintain their existing levels of profitability may result in changes in their view about the advantages of continuing their relationships with us.
●	We are subject to various federal laws and extensive government regulation, and changes in such laws and regulation, including tax laws, could have a material adverse effect on our business and our growth strategy. Any significant changes to the regulatory framework within which we currently operate could have a material adverse effect on us. Furthermore, any change or review of the tax treatment of our activities, or the loss or reduction in tax benefits on the sale of books (including digital content) may materially adversely affect us.
●	We face significant competition in each program we offer and each geographic region in which we operate. If we fail to compete effectively, we may lose market share and our profitability may be adversely affected. To compete effectively, we may be required to reduce our tuition or increase our operating expenses in order to retain or attract students or to pursue new market opportunities. As a result, our revenue and profitability may decrease. We cannot assure you that we will be able to compete successfully against our current or future competitors.
●	Our business depends on the continued success of our brands “Uniasselvi” and “UniCesumar,” and if we fail to maintain and enhance recognition of our brands, we may face difficulty enrolling new students, and our reputation and operating results may be harmed. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition.
●	Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results. We may face risks related to public health threats or outbreaks of communicable diseases. The outbreak of communicable diseases could result in a widespread health crisis that could adversely affect the global economy and our ability and our business partners’ ability to conduct business in Brazil for an indefinite period of time.

Summary of Risks Relating to Brazil

●	The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our common shares. Uncertainty over whether the Brazilian federal government will implement certain reforms or changes in policy or regulation in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results.
●	Economic uncertainty and political instability in Brazil may harm us and the price of our common shares. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.
●	Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our common shares.
●	Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, as well as the recent ongoing wars between Russia and Ukraine and between Israel and Hamas, as well as the wider tensions in the Middle East, may harm the Brazilian economy and the price of our common shares. Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our common shares. These developments, as well as potential crises and forms of political instability arising therefrom or any other yet unforeseen development, may harm our business and the price of our common shares.
●	The use of cash and short-term investments and the incurrence of significant indebtedness in connection with the financing of the UniCesumar Business Combination may have an adverse impact on our liquidity, limit our flexibility in responding to other business opportunities and increase our vulnerability to adverse economic and industry conditions. We have funded the UniCesumar Business Combination using our cash and cash equivalents, short-term investments and new indebtedness consisting of the issuance of debentures. We have issued the following debentures: (i) in May 2022, our first issuance of debentures consisting of secured, nonconvertible debentures in two series, being (a) a first series of debentures, in an amount of R$500.0 million, maturing on May 15, 2024, and (b) a second series of debentures, in an amount of R$1,450.0 million, maturing on May 15, 2027, (ii) in May 2023, our second issuance of debentures consisting of secured, nonconvertible debentures in an amount of R$190.0 million, maturing on May 5, 2028, and (iii) in December 2023, our third issuance of debentures consisting of unsecured, nonconvertible debentures in an amount of R$500 million, maturing on November 16, 2028.

As of December 31, 2023, we had indebtedness of R$2,509.7 million, cash and cash equivalents of R$21.3 million and short-term investments of R$220.3 million.

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

A significant portion of our revenue is derived from partnerships with education centers. Our net revenue was R$1,962.5 million for the year ended December 31, 2023 and R$1,317.3 million for the year ended December 31, 2022 and R$631.1 million for the year ended December 31, 2021, most of which was derived from students who study in hubs managed by our hub partners. We enter into these partnerships through contracts with hub partners who provide centers with infrastructure for our students, which may include private schools, and to whom we provide teachers and materials, teaching methodologies, as well as pedagogical, administrative and marketing advice. As of December 31, 2023, 94.0% of our hubs are partner hubs. We typically enter into contracts with our hub partners for indefinite terms. In the event of termination, in order to minimize the impact of early termination of these contracts on our students, hub partners are required to carry out their obligations under the applicable contract until the end of the semester during which the termination of the contract is initiated.

We also rely in part on existing partner referrals to attract new hub partners. Accordingly, maintaining a good relationship with our hub partners and developing new relationships and expanding our network of hub partners are essential to the success of our business. As of December 31, 2023 and December 31, 2022, we had 676 and 675 hub partners, respectively. Additionally, we may not be able to renew our contracts with our hub partners, due to, among others, changes in the leadership composition of our hub partners and their decisions to discontinue existing relationships with us. In addition, our hub partners are independent entities, and we cannot guarantee that our hub partners will be able to maintain their existing levels of profitability and, therefore, that they will continue to view their relationships with us as valuable.

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

We depend on the full and timely payment of the tuition we charge our students, including tuition payments we receive through Student Financing Program (Programa de Financiamento Estudantil), or FIES, the Social Student Financing Fund (Fundo de Financiamento Estudantil Social), or FlES Social, University Scholarship Program of the State of Santa Catarina (Programa de Bolsas Universitárias do Estado de Santa Catarina), or Santa Catarina Free University, and State Fund to Support the Maintenance and Development of Postsecondary Education (Fundo Estadual

de Apoio à Manutenção e ao Desenvolvimento da Educação Superior), or FUMDES, and other funded scholarships. An increase in payment delinquency or default by our students, or an increase in the proportion of students canceling their course registration, may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations. Student delays and/or defaults in the payment of tuition fees and student cancellations of their course registrations may occur for a variety of reasons over which we have no control, including a student’s personal, financial and academic situation. Any increase in payment delinquency or default by our students, or an increase in the proportion of students canceling their course registration may have a material adverse effect on us.

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

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. In connection with the audit of our consolidated financial statements, we identified a material weakness in our internal control over financial reporting as of December 31, 2023, which is described below. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim condensed consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our insufficient accounting resources and processes necessary to comply with the reporting and compliance requirements of IFRS accounting standards and the SEC. Specifically, we identified deficiencies in our controls over (i) the segregation of duties across business processes and the general information technology environment controls; (ii) the financial reporting closing process, invoicing and accounts receivable, purchasing and accounts payable, revenue recognition, as well as calculations, processes and provisions related to payroll; and (iii) the procedures in place to maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions. As a result, considering these factors in the aggregate, we identified a material weakness in our internal control over financial reporting as of December 31, 2023.

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

As acquisitions or business combinations we have undertaken or may seek to undertake in the future, additional material weaknesses in our internal control over financial reporting may be identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be adversely affected.

In connection with the audit of our consolidated financial statements, we and our independent registered public accounting firm may identify material weaknesses, which are deficiencies, or combinations of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Our management has assessed the effectiveness of our internal control over financial reporting and we identified a material weakness in our internal control over financial reporting as of December 31, 2023. For more information on this material weakness, see “―A material weakness in our internal control over financial reporting has been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.”

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

We are dependent upon the ability and experience of a number of our key personnel who have substantial experience with our operations. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers could have a material adverse effect on our business, financial condition and results of operations. As of December 31, 2023, we do not carry any key man insurance against such risks.

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

Our primary source of income is the monthly tuition payments we charge to our students. For the year ended December 31, 2023, payroll and social charge expenses represented 44.9%, sales and marketing represented 19.8%, materials represented 7.5%, and utilities, cleaning and security costs represented 3.3% of our total costs and expenses, respectively. Personnel costs, lease values and the cost of electricity are adjusted regularly using indices that reflect changes in inflation levels. In addition, increases in the price of the inputs used for editing and publishing the printed materials related to our educational platform, particularly the price of paper, the cost of printing services and publishing, as well as increases in the fees of our third party printer providers, which produce our printed educational materials, could adversely affect our results if we are not able to fully pass these cost increases on to our students.

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

For further information about our costs and expenses by nature, see Note 26 to our audited consolidated financial statements included elsewhere in this annual report.

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

We are also subject to regulation by certain programs of the State of Santa Catarina that provide scholarships for students to attend universities. If we do not comply with such regulations, we may be disqualified and stop receiving funding for corresponding programs, which may adversely affect our business, results of operations and financial condition.

We could be adversely affected by the terms and conditions of collective bargaining agreements with the labor unions representing our tutors and professors and administrative employees or by strikes and other union activity.

Our payroll and social charge expenses account for the majority of our total costs and expenses, which accounted for 44.9% and 46.2% of our total costs and expenses for the year ended December 31, 2023 and the year ended December 31, 2022, respectively. Our faculty and administrative employees are represented by labor unions with a strong representation in the higher education sector and are covered by collective bargaining agreements or similar arrangements negotiated by associations representing employers and labor unions representing employees. Such collective bargaining agreements determine the length of the school day, the length of the school year, minimum compensation, raises for cost-of-living, vacations and fringe benefits, among other terms. These agreements are subject to annual renegotiation and may be so modified. We are not members of an association representing employers and we do not therefore participate in collective bargaining agreements negotiations. Typically, inflation rates have been used as a reference for annual wage increases; however, certain collective bargaining agreements may also provide for adjustments in excess of inflation for our faculty and administrative employees. We could also be adversely affected if we fail to achieve and maintain cooperative relationships with our tutors, professors’ or administrative employees’ unions or face strikes, stoppages or other labor disruptions by our tutors, professors or employees.

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

As of December 31, 2023, we experienced a period of significant expansion and are facing a number of expansion-related issues, such as the acquisition and retention of experienced and talented personnel, cash flow management, corporate culture and internal controls, among others. These issues and the significant amount of time spent on addressing them may result in the diversion of our management’s attention from other business issues and opportunities. In addition, we believe that our corporate culture and values are critical to our success, and we have invested a significant amount of time and resources building them. If we fail to preserve our corporate culture and values, our ability to recruit, retain and develop personnel and to effectively implement our strategic plans may be harmed.

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

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality and intellectual property license and assignment agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of the date of this annual report, we did not have issued patents or patent applications pending in or outside Brazil. We are party to several agreements with third party authors with respect to educational content, for indefinite terms. As of December 31, 2023, we owned 51 trademarks. As of the date of this annual report, we owned 178 registered domain names in Brazil. Our brand is not a registered trademark in the U.S. From time to time, we expect to file additional patent, copyright and trademark applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. Any dismissal of our “Uniasselvi” or “UniCesumar” trademark applications may impact our business. Third parties may challenge any patents, copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our patents, copyrights, trademarks and other proprietary rights and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

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

Some of the properties in which we operate are owned by companies controlled by certain of the former shareholders of UniCesumar (including our current CEO and two Vitru directors). We may therefore be exposed to conflicts of interest, since the administration of such properties may conflict with our interests, those of such shareholders and those of our other shareholders.

Some of the properties in which we operate, including properties where some of our campuses are located, are owned and operated, directly or indirectly, by certain of the former shareholders of UniCesumar (including our current CEO and two Vitru directors). Specifically, on May 20, 2022, UniCesumar entered into a lease agreement with Soedmar Sociedade Educacional de Maringá Ltda., or Soedmar, pursuant to which Soedmar agreed to lease to UniCesumar certain properties at (i) Campus Maringá located in the State of Paraná, (ii) Campus Ponta Grossa, located in the State of Paraná, (iii) Campus Londrina, located in the State of Paraná, (iv) Campus Curitiba, in the State of Paraná, (v) and Terreno Londrina. The lease agreement is for an initial term of 20 years, subject to certain provisions set out in the lease agreement. The monthly rent payable by us under the lease agreement for all the properties is approximately R$1.8 million.

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

As of December 31, 2023, and December 31, 2022, our total consolidated indebtedness (consisting of lease liabilities and accounts payable from acquisition of subsidiaries and loans and financing) was R$2,509.7 million and R$2,450.9 million, respectively.

In addition, as of December 31, 2023, our current assets were R$579.1 million, and our current liabilities were R$492.6 million. Based on these amounts we can determine that our current liabilities are lower than our current assets.

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

Our first issuance of debentures is secured by the share capital of UniCesumar and its relevant economic rights pursuant to a fiduciary assignment (alienação fiduciária em garantia), and certain receivables of UniCesumar from the provision of educational services, as well as being guaranteed by Sociedade Educacional Leonardo da Vinci Ltda., UniCesumar, Sociedade Educacional do Vale do Itapocu Ltda., Fac Educacional Ltda. and Fair Educacional Ltda. If there were to be a default or event of default under our first issuance of debentures, upon enforcement against that collateral we may lose our economic and voting rights over UniCesumar, which would have a material adverse effect on our business, financial condition and results of operations. Our second issuance of debentures is secured by a fiduciary assignment of receivables from education services provided by UniCesumar, as well as being guaranteed by Sociedade Educacional Leonardo da Vinci Ltda., Sociedade Educacional do Vale do Itapocu Ltda., Fac Educacional Ltda., Fair Educacional Ltda. and UniCesumar. Our third issuance of debentures is guaranteed by Sociedade Educacional Leonardo da Vinci Ltda. and UniCesumar. If there were to be a default or event of default under such issuances of debentures, our aforementioned guarantors are contractually required to pay outstanding amounts due by Vitru Brazil in relation to the issuance of debentures which they guarantee, which could adversely impact our financial condition and the results of our operations. See “—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our common shares,” “—Risks Relating to Brazil —Economic uncertainty and political instability in Brazil may harm us and the price of our common shares” and “Item 8. Financial information—A. Consolidated statements and other financial information—Dividends and Dividend Policy.”

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

Further, a significant portion of our employees are working remotely from home. Based on thorough assessments of the well-being and performance of our workforce, our management announced the company-wide adoption of a hybrid model whereby employees will work both remotely and in the office. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

We may be unable to comply with the financial covenants applicable to us under our financing agreements.

Our growth depends on investments that we have financed, in part, through loans and financing from third parties. These financial commitments may affect our ability to react to changes in the economy, in the sector in which we operate or our ability to take advantage of new business opportunities. As of December 31, 2023 and 2022, our total loans and financing was R$2,181.8 million and R$1,620.3 million, respectively.

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

In addition, pursuant to the debentures, we must comply with certain financial covenants. In the event that we are not able to comply with these financial covenants, the debentures may be subject to an event of default, which would cause a material impact on our business and financial situation.

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

We funded the UniCesumar Business Combination using our cash and cash equivalents, short-term investments and new indebtedness. We have issued debentures between May 2022 and December 2023, which mature between May 15, 2024 and November 16, 2028. As of December 31, 2023, we had indebtedness of R$2,509.7 million, cash and cash equivalents of R$21.3 million and short-term investments of R$220.3 million. As of December 31, 2022, we had indebtedness of R$2,450.9 million, cash and cash equivalents of R$47.2 million and short-term investments of R$26.4 million.

Our first issuance of debentures is secured by the share capital of UniCesumar and its relevant economic rights pursuant to a fiduciary assignment (alienação fiduciária em garantia), and certain receivables of UniCesumar from the provision of educational services, as well as being guaranteed by Sociedade Educacional Leonardo da Vinci Ltda., UniCesumar, Sociedade Educacional do Vale do Itapocu Ltda., Fac Educacional Ltda. and Fair Educacional Ltda. If there were to be a default or event of default under our first issuance of debentures, upon enforcement against that collateral we may lose our economic and voting rights over UniCesumar, which would have a material adverse effect on our business, financial condition and results of operations. Our second issuance of debentures is secured by a fiduciary assignment of receivables from education services provided by UniCesumar, as well as being guaranteed by Sociedade Educacional Leonardo da Vinci Ltda., Sociedade Educacional do Vale do Itapocu Ltda., Fac Educacional Ltda., Fair Educacional Ltda. and UniCesumar. Our third issuance of debentures is guaranteed by Sociedade Educacional Leonardo da Vinci Ltda. and UniCesumar. If there were to be a default or event of default under such issuances of debentures, our aforementioned guarantors are contractually required to pay outstanding amounts due by Vitru Brazil in relation to the issuance of debentures which they guarantee, which could adversely impact our financial condition and the results of our operations.

Our operating history as a consolidated company, our recent acquisition of UniCesumar and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects.

We completed the UniCesumar Business Combination on May 20, 2022. As the UniCesumar Business Combination was completed very recently, it may be difficult for you to evaluate our business, financial condition, results of operations and prospects. Investors may have limited financial information on which to evaluate us, their investment decision and our prior performance. Our results of operations for the years ended December 31, 2023 and 2022 are not directly comparable to our results of operations for the year ended December 31, 2021 due to the effects of the UniCesumar Business Combination. Our ability to forecast our future operating results, including revenue, cash flows and profitability, as well as the operational inefficiencies that we may face as we continue to integrate UniCesumar, is limited and subject to a number of uncertainties. Moreover, past performance is no assurance of future returns.

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

The timing and completion of the merger with Vitru Brazil is subject to uncertainties and we may not be able to realize the anticipated benefits of such merger.

Any delay in completing the merger between Vitru Limited and Vitru Brazil, as described under “Presentation of Financial and Other Information—Corporate Events—Group Restructuring and Migration of Listing,” or failure to complete such merger, could cause the combined company not to realize some or all of the benefits that the parties expect the combined company to achieve if the merger is successfully completed within the expected timeframe. Furthermore, even if the merger is successfully completed within the expected timeframe, we cannot assure you that we will be able to realize the anticipated benefits of the merger between Vitru Limited and Vitru Brazil.

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

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls, and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

●	growth or downturn of the Brazilian economy;
●	interest rates and monetary policies;
●	exchange rates and currency fluctuations;
●	inflation;
●	liquidity of the domestic capital and lending markets;
●	import and export controls;
●	exchange controls and restrictions on remittances abroad and payments of dividends;
●	modifications to laws and regulations according to political, social and economic interests;
●	fiscal policy and changes in tax laws;
●	economic, political and social instability, including general strikes and mass demonstrations;
●	the regulatory framework governing the educational industry;
●	labor and social security regulations;
●	energy and water shortages and rationing;
●	commodity prices;
●	changes in demographics, in particular declining birth rates, which will result in a decrease in the number of enrolled students in education in the future;
●	developments with respect to actual or potential epidemics, pandemics, outbreaks or other public health crises in Brazil and globally; and
●	other political, diplomatic, social and economic developments in or affecting Brazil.

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

Investigations into allegations of money laundering and corruption conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigations, known as “Operação Lava Jato,” “Operação Zelotes,” “Operação Greenfield,” “Operação Eficiência,” adversely affected the Brazilian economy and political environment and new investigation may occur. The potential outcome of these investigations is uncertain, but they the aforementioned investigations had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy.

In October 2022, Luiz Inácio Lula da Silva was elected President of Brazil, for a four-year term, starting in 2023. It is uncertain whether the government will gather the necessary support in the Brazilian Congress to approve reforms and efficiently implement its government plan. In particular, the Brazilian federal government has committed itself and has been discussing and adopting measures to stimulate economic growth through public spending and greater government participation in the economy, which have been which been generating uncertainty about the government's ability to meet the fiscal goals established by itself and expected by the market, as well as about the growth of public debt. Furthermore, members of the Brazilian federal government and influential political figures related to it came into conflict with the Brazilian Central Bank, even questioning its legal independence and the basis for maintaining the basic interest rate at a level considered undesirable by the Brazilian federal government. The current governor of the Brazilian Central Bank was appointed by the previous federal government, which had more strict fiscal goals than the current government, and his term will end in December 2024. We cannot assure you that any future governor of the Brazilian Central Bank will have the same profile of the current one and or whether they will be subject to political pressure.

Uncertainties regarding the implementation, by the current government, of changes relating to monetary, fiscal and social security policies, as well as the relevant legislation, may contribute to economic instability. These uncertainties and new measures may increase the volatility of the Brazilian capital markets.

The President of Brazil has the power to determine policies and issue governmental acts relating to the conduct of the Brazilian economy and, consequently, affect the operations and financial performance of companies, including our business. We cannot predict which policies the President of Brazil will adopt, and such policies or changes to current policies may have a material adverse effect on our business, financial condition and results of operations and the Brazilian economy.

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

The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including developed countries such as the United States and certain European and emerging market countries. Investors’ reactions to developments in these countries may adversely affect the market value of securities of Brazilian issuers, including our common shares. Trading prices on the B3, for example, have been historically affected by fluctuation in interest rates applicable in the United States and variation in the main U.S. stock indices. Any increase in interest rates in other countries, especially the United States, may decrease global liquidity and the interest of investors in the Brazilian capital markets and/or Brazilian issuers, adversely affecting our common shares. Moreover, crises or significant developments in other countries and capital markets may diminish investors’ interest in securities of Brazilian issuers, including our common shares, and their trading price, limiting or preventing our access to capital markets and to funds to finance our future operations at acceptable terms. The financial crisis that originated in the United States in the third quarter of 2008, for example, resulted in the appreciation of the U.S. dollar against the real, the restriction of credit in the domestic market, an increase in unemployment rates, an increase in credit defaults and, consequently, a reduction of consumption in Brazil. Likewise, the political-economic crisis experienced in the country between 2015 and 2016 had a material impact on unemployment rates, reducing the population’s purchasing power and, consequently, general consumption in the country. In addition, uncertainty about the Brazilian government’s policies or regulations may contribute to economic instability in Brazil and increase the volatility of securities issued abroad by Brazilian companies, including our securities.

Furthermore, in Brazil’s most recent presidential election, held in October 2022, a new administration was elected for a four-year term that commenced on January 1, 2023. The uncertainties regarding the new government’s ability to implement its agenda, considering that the majority of the elected federal legislature is from opposition parties, changes related to monetary, fiscal and social security policies, as well as the political climate established after the elections, with massive demonstrations or strikes, can contribute to economic instability. In addition, in the aftermath of the presidential election, there were significant demonstrations and protests against the new administration, including riots in the capital, Brasília, on January 8, 2023, during which the presidential palace, the Brazilian Congress and Brazil’s Supreme Federal Court (Supremo Tribunal Federal) were invaded and depredated by protesters. Any deterioration of the political environment may affect the confidence of investors and the general public in the Brazilian economy and the securities of Brazilian issuers.

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

Interest rates in Brazil have risen significantly in recent years, from 9.25% as of December 31, 2021 to 13.75% as of December 31, 2022 and 10.75% as of the date of this annual report. High interest rates restrict credit availability, increase the cost of capital, reduce economic growth and adversely affect the purchasing power of our students and prospective students, each of which could have a material adverse effect on us and our indebtedness. Conversely, interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Furthermore, high inflation, increases in interest rates, supply chain disruptions and ongoing economic and political instability in Brazil have also contributed to a deterioration of confidence in Brazil and are expected to continue doing so during 2024. Unfavorable economic conditions as a result of these events may reduce the disposable income of Brazil’s population, which could result in a decrease in our number of students, and an increase in default and drop-out rates.

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

In addition, on October 7, 2023, Hamas launched an attack on Israel killing hundreds of Israeli civilians. In response, Israel declared war against Hamas, targeting the Gaza Strip. The war is causing a humanitarian crisis and could lead to an escalation of the conflict in the region, rise in oil and gas prices, more inflationary pressures and market volatility, among others. Since then, tensions have spread throughout the Middle East, including an increase in tensions between Israel and Iran. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

Inflation has increased recently in Brazil, as a result of supply shocks that affected the price of foodstuff, climate events that hit electricity generation and led to an increase in energy prices, disruption in supply chains and the depreciation of the real, among others. These inflationary pressures persisted in 2022 and 2023, and through the date of this annual report. As a result, inflation as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the IBGE, was 4.6%, 5.8%, and 10.1%, for the years ended as of December 31, 2023, 2022 and 2021, respectively.

Inflation directly affects most of our current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA. For instance, our most important cost component is personnel, which accounted for 44.9%, 46.2%, and 49.9% of our total costs and expenses in the years ended December 31, 2023, 2022 and 2021, respectively, and is clearly impacted by inflation rates. Historically, inflation has been offset by our ability to adjust our tuition fees in rates that are typically above the variation of inflation indexes, due mostly to the increase in the content density and complexity over the course; however, this may not necessarily continue to be the case in the future.

In 2022, 2023 and early 2024, the military conflict between Russia and Ukraine contributed to further increases in the prices of energy, oil, gas, fertilizer, basic materials and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. The global economy was also adversely affected by the ongoing war between Israel and Hamas in the second half of 2023, which has continued in 2024, as well as tensions in the Middle East. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to interest rates. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the base interest rate (Sistema Especial de Liquidação e Custódia), or SELIC rate target, which ranged from 14.25%, on December 31, 2015, to 2.00% on December 31, 2020. This rate is set by the Monetary Policy Committee of the Brazilian Central Bank (Comitê de Política Monetária), or COPOM. The COPOM reconfirmed the SELIC rate target of 6.50% throughout the first half of 2019 and then began decreasing the rate to 6.00% on July 31, 2019, to 5.50% on September 18, 2019, to 5.00% on October 30, 2019 and to 4.50% on December 11, 2019. The COPOM subsequently decreased the SELIC rate target to 4.25%, 3.75%, 3.00%, 2.25% and then 2.00%. The SELIC rate remained at that level until mid-March 2021, when it reached 2.75%. As a result of inflationary pressures that arose in Brazil and globally in late 2021 and have continued throughout 2022 and early 2023 through the date of this annual report, the Brazilian Central Bank started tightening monetary policy: the SELIC rate then reached 6.25% p.a. in late September 2021, 7.75% p.a. in late October 2021, and reached 9.25% p.a. in December 2021. As of December 31, 2022, the SELIC rate had reached 13.75%. Starting in the third quarter of 2023, Brazil’s official interest rate began to decrease: to 13.25% on August 3, 2023, to 12.75% on September 21, 2023, to 12.25% on November 3, 2023, to 11.75% on December 14, 2023, to 11.25% on February 1, 2024 and to 10.75% on March 20, 2024. As of the date of this annual report, Brazil’s official interest rate was 10.75%.

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

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.031 per U.S.$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real against the U.S. dollar during 2019. From May 2020, the real depreciated significantly against the U.S. dollar as a result of the adverse macroeconomic effects of the COVID-19 pandemic. In 2020, the real finished the year at R$5.20 per U.S.$1.00. In 2021 and 2022, the fallout of the COVID-19 pandemic continued to weigh on the performance and prospects of the Brazilian economy. The adverse economic effects of the COVID-19 pandemic led to pressure on the Brazilian government to increase its support for the economy, which has led it to increase its already high indebtedness. Along with an ongoing perception that the Brazilian government could continue such support and further increase its indebtedness, this led to a depreciation of the real in 2021. As of December 31, 2021, the exchange rate was R$5.581 per U.S.$1.00. However, by the end of 2022, the worse effects of the COVID-19 pandemic had begun to subside and inflation in Brazil was trending downwards. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.218 per U.S.$1.00 on December 31, 2022, which reflected a 6.5% appreciation in the real against the U.S. dollar during 2022. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.841 per U.S.$1.00 on December 31, 2023, which reflected a 7.2% appreciation in the real against the U.S. dollar during 2023.There can be no assurance that the real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian gross domestic product, or GDP, growth has fluctuated over the past few years, with growth in 2019 (1.2%), followed by a contraction of 3.3% as a result of the effects of the COVID-19 pandemic and despite the significant economic support measures put in place by the Brazilian government. In 2021 and 2022, Brazilian GDP increased by 4.8% and 3.0%, respectively. In 2023, Brazilian GDP increased by 2.9%.Growth has been limited by the lack of private and public investments, resulting in potential energy shortages and deficient transportation, declining logistics and telecommunication sectors and a lack of a qualified workforce. In addition, the growth and performance of the Brazilian economy may be impacted by other factors such as civil unrest, nationwide strikes, epidemics, natural disasters or other disruptive events. Additionally, travel restrictions or potential impacts on personnel due to the COVID-19 pandemic may disrupt our business and the expansion of our client base. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, as well as the recent ongoing wars between Russia and Ukraine and between Israel and Hamas, as well as the wider tensions in the Middle East, may harm the Brazilian economy and the price of our common shares.

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

In 2022, 2023 and early 2024, the military conflict between Russia and Ukraine contributed to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. This military conflict has also led to increasing tensions between the United States and Russia, an escalation of which could adversely affect the global economy including Brazil, such as increased inflation and interest rates, which ultimately could have a negative impact on us. In addition, on October 7, 2023, Hamas launched an attack on Israel killing hundreds of Israeli civilians. In response, Israel declared war against Hamas, targeting the Gaza Strip. The war is causing a humanitarian crisis and could lead to an escalation of the conflict in the region, rise in oil and gas prices, more inflationary pressures, and market volatility, among others. Tensions have increased in the Middle East as a result of this ongoing conflict, including tensions between Israel and Iran. The United States and China have also been involved in disputes regarding Taiwan, rights to navigation in the South China Sea, alleged human rights abuses in China, as well controversies related to trade barriers in China that have threatened a trade war between the countries, which have implemented or proposed to implement tariffs on certain imported products. Tensions have also arisen between the United States and China over the future of Taiwan. Sustained tension between the United States and China over these and other matters could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

The COVID-19 pandemic has had a significant effect on the share prices of companies listed on stock markets globally. The resulting volatility in share prices has triggered circuit-breakers (i.e., mechanisms which interrupt the trading of securities for a period of time following a significant fall in the aggregate market capitalization of the stock exchange affect) repeatedly in stock exchanges across the world, including the Nasdaq. The price of our common shares may be affected by this volatility. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results.”

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

The rating agencies began to review Brazil’s sovereign credit ratings in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment grade status:

●	In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. The BB-negative rating was reaffirmed on February 7, 2019 with a stable outlook, which reflects the agency’s expectations that the Brazilian government will be able to implement policies to gradually improve the fiscal deficit, as well as a mild economic recovery, given improvements in consumer confidence.
●	In December 2015, Moody’s reviewed and downgraded Brazil’s issue and bond ratings from Baa3 to below investment grade, Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, considering the low growth environment and the challenging political scenario. In April 2018, Moody’s reaffirmed its Ba2 rating, but altered its outlook from “negative” to “stable,” also supported by the projection that the Brazilian government would approve fiscal reforms and that economic growth in Brazil would resume gradually. In May 2020, Moody’s confirmed Brazil’s long-term foreign currency sovereign credit rating at Ba2 maintaining the stable outlook. On May 25, 2021 and April 12, 2022, Moody’s further reaffirmed Brazil’s rating at Ba2 with stable outlook.
●	In 2016, Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. The BB-negative rating was reaffirmed in May 2019.
●	On April 7, 2020 and May 6, 2020, S&P and Fitch, respectively, changed their outlook on sovereign credit risk rating of Brazil to negative.
●	On July 14, 2022, Fitch revised Brazil’s outlook to stable from negative and reaffirmed the credit rating to BB-.
●	In 2023, two of three major rating agencies upgraded Brazil’s investment grade status. On July 26, 2023, Fitch upgraded Brazil’s credit rating to BB and maintained its outlook on Brazil’s credit rating as stable. On December 19, 2023, S&P upgraded Brazil’s credit rating to BB and changed their outlook on sovereign credit risk rating of Brazil to stable.

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

As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least U.S.$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds U.S.$700.0 million as of the most recently completed second fiscal quarter, or (2) the date on which we have issued more than U.S.$1.0 billion in nonconvertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds U.S.$700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year-end). We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.

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

Under the Internal Revenue Code of 1986, as amended (the “Code”) we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the price of our common shares, we do not believe we were a PFIC for our 2023 taxable year. However, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion. In addition, whether we will be a PFIC in any future year is uncertain because, among other things, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

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

On May 19, 2022, our subsidiary Vitru Brazil completed its first issuance of debentures, issuing two series of simple, secured, nonconvertible debentures, in the total amount of R$1,950.0 million, comprised of a first series of debentures in an amount of R$500.0 million and a second series of debentures in an amount of R$1,450.0 million. The debentures from this first issuance of debentures mature on May 15, 2024 in the case of the first series of debentures and May 15, 2027 in the case of the second series of debentures.

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

On May 5, 2023, we announced that Vitru Brazil completed its second issuance of debentures, issuing simple, secured, nonconvertible debentures in an aggregate principal amount of R$190 million maturing on May 5, 2028, in a public offering directed solely to professional investors in Brazil, in compliance with Rule No. 160 of the CVM.

On August 25, 2023, we announced that certain of our shareholders, Vinci Capital Partners II J Beta Fundo de Investimento em Participações Multiestratégia, Agresti Investments LLC, Botticelli Investments LLC, Caravaggio Investments LLC, and Raffaello Investments LLC (together, “Vinci”) entered into a share purchase agreement with Dboat I Fundo de Investimento em Participações Multiestratégia (“23S”) pursuant to which Vinci agreed to sell 1,875,000 (or, approximately 5.5% of our outstanding share capital) to 23S, subject to certain conditions. One condition to this transaction was that we would amend and restate our Amended and Restated Memorandum and Articles of Association in order to grant 23S certain director appointment rights similar to those granted to Crescera, Carlyle SPX and the Vinci Group. Such amendment was approved at our annual general meeting held on October 23, 2023.

On September 5, 2023, we announced a corporate restructuring proposal, subject to shareholder approval to merge us into our wholly owned subsidiary, Vitru Brazil, pursuant to which Vitru Brazil would be the surviving entity and would become the new holding company for the Vitru group. The Proposed Transaction is intended to modify the Vitru group’s current holding structure by replacing the holding company, Vitru, a Cayman Islands incorporated company that has its shares publicly traded on Nasdaq, with a Brazilian incorporated company that is registered with the CVM and which will have its shares listed on B3, the Brazilian stock exchange after the completion of the Proposed Transaction. The goal of this transaction is to align the jurisdiction of the stock exchange on which the shares of the Vitru group are traded with the jurisdiction in which the principal business activities of the Vitru group are conducted, thereby aiming to (i) attract investors and coverage by analysts that have greater interest and familiarity with the business and industry, and (ii) increase stock liquidity. As part of the Proposed Transaction, it is proposed that Vitru will be merged into Vitru Brazil. Following the completion of the Proposed Transaction, the outstanding shares of Vitru Brazil will be directly owned by all shareholders of Vitru as of immediately prior to the completion of the Proposed Transaction and the shares of Vitru Brazil will be listed under the Novo Mercado segment of the B3. On March 6, 2024, the registration statement filed by Vitru Brazil relating to the Proposed Transaction was declared effective by the SEC. The Proposed Transaction was approved at the extraordinary general meeting of shareholders held on April 19, 2024 and is expected to close in June 2024.

On December 5, 2023, we announced that Vitru Brazil completed its third issuance of debentures, issuing simple, unsecured, nonconvertible debentures in a private offering directed solely at professional investors in Brazil, in compliance with Resolution 160 of the CVM. The aggregate principal amount of the debentures is R$500 million comprised of a single series that will mature on November 16, 2028.

On March 1, 2024, we announced the conclusion of our chief executive officer transition period, ending our co-CEO structure where we were led by both William Matos and Pedro Graça. As of March 1, 2024, William Victor Kendrick de Matos Silva took over as the sole chief executive officer of the Vitru group.

On March 28, 2024, we announced that our Chief Financial Officer, Carlos Henrique Boquimpani de Freitas, resigned from his position, to be effective April 30, 2024. We are currently searching for a replacement for Mr. Freitas. If a replacement is not found in time, Willian Victor Kendrick de Matos Silva is expected assume the role of Chief Financial and Investor Relations Officer on an interim basis.

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

Our Business

We provide a complete pedagogical system focused on a hybrid or exclusively digital education experience for undergraduates and continuing education students. We offer a differentiated digital education experience to our students through hybrid model, which emphasizes flexibility, affordability and a strong relationship with all stakeholders engaged in our platform. Our hybrid and technology-enabled content is delivered both digitally and through in-person weekly meetings led by trained tutors throughout our extensive hub network. We believe that our tutor-centered learning experience sets us apart, creating a stronger sense of community and belonging while contributing to higher engagement and retention rates among our student base.

Our digital education centers, or “hubs,” are the core of our system, which offer in-person tutoring, supported by virtual mentoring. We operate our hubs mainly through joint operations in a scalable partnership model based on symbiotic, financially aligned and self-reinforcing relationships with our hub partners, who manage day to day operations and financial planning. We have built and maintained strong relationships with our 676 hub partners, who play a key role in our growth strategy.

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

The following is a summary of our key operational and financial highlights:

	As of December 31,			CAGR(1)
	2023	2022	2021	2023-2021
Number of Hubs	2,499	2,170	939	63.1%
Total enrolled students	883,646	768,384	365,433	55.5%
Digital education to total enrolled students	97.5%	97.3%	98.3%	-
(1)	Compound annual growth rate, or CAGR.

For more information, see “Item 5. Operating and Financial Review–A. Operating Results-Key Business Metrics.”

	For the Year Ended December 31,			Variation
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021

	R$
	(in millions, except percentages)
Net Revenue	1,962.5	1,317.3	631.1	645.2	49.0%	686.2	108.7%
Net Income for the Year	108.8	93.3	70.7	15.5	16.6%	22.6	32.0%
Adjusted EBITDA(1)	718.4	447.1	182.4	271.3	60.7%	264.7	145.1%
Adjusted Net Income(2)	254.0	214.5	91.5	39.6	18.4%	123.0	134.4%
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

Our value proposition differentiates us from other competitors in the Brazilian market, as we seek to address what students value the most by providing a personalized student experience which combines the advantages of digital education and on-campus education. We believe our hybrid model incorporates the flexibility of online learning whenever and wherever appropriate, while also giving students the opportunity to build connections and to experience a sense of belonging through frequent interactions with tutors, teachers and other classmates during weekly meetings.

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

Evolution of the Number of Hubs per Uniasselvi Partner	Base hubs	2017	2018	2019	2020	2021	2022	2023
Base partners	1.7	3.4	4.6	5.3	5.7	7.3	7.6	5.7
2017 partners		3.7	3.9	4.7	4.8	5.1	5.6	4.6
2018 partners			2.8	3.4	3.5	2.3	2.1	2.8
2019 partners				1.7	2.7	3.5	3.8	2.6
2020 partners					1.5	1.8	2.1	1.8
2021 partners						1.4	1.6	1.7
2022 partners							1.5	1.8
2023 partners								1.9

Evolution of the Number of Hubs per UniCesumar Partner	Base hubs	2017	2018	2019	2020	2021	2022	2023
Base partners	1.4	2.3	3.2	3.7	3.9	5.2	5.9	5.7
2017 partners		1.4	1.8	2.2	2.4	3.1	3.5	4.6
2018 partners			1.2	1.4	1.6	2.1	2.3	2.8
2019 partners				1.2	1.3	2.1	2.4	2.6
2020 partners					1.4	1.9	2.3	1.8
2021 partners						1.5	1.7	1.7
2022 partners							1.3	1.8
2023 partners								1.9

As shown above, the number of hubs per new Uniasselvi partner in year decreased from 2.8 in 2018 to 1.7 in 2019 to 1.5 in 2020 to 1.4 in 2021 to 1.5 in 2022, then increased to 1.9 in 2023. This is due to the fact that the expansion of new hubs in 2018 started in more densely populated areas and then progressed into less densely populated regions, and the number of hubs per new partner therefore decreased as a result of the geographic position of the new hubs.

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

On-Campus Undergraduate Courses

We additionally offer traditional on-campus undergraduate courses, including those that are currently not allowed to be offered through digital education, such as law and health-related courses, and others such as business administration, accounting, physical education, and engineering. As of December 31, 2023, there were approximately 21,716 students enrolled in our on-campus undergraduate courses.

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

We are present in all states of Brazil with considerable market share of enrollments in all regions. We have operating hubs in 1,417 cities, with 802 of these cities having over 40,000 inhabitants – which, according to our business model, is the optimal population to accommodate a digital education hub. We are also present in all cities in Brazil with over a million inhabitants. We note that as soon as we enter a new city, we usually quickly gain market share and become the market leaders of the city through our combination of hybrid offering, efficient pricing strategy and student-centric business model.

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

We have a very strong presence in the south region of Brazil. According to the 2022 Postsecondary Education Census by the INEP we had a market share of 33.3% between private institutions in terms of digital education enrollments in this region. We are also present in locations where access to on-campus education is difficult or deficient, with a large amount of hubs in small cities. We believe that our strong distribution network serves our purpose of democratizing access to postsecondary education and cementing our leadership nationwide.

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

One example of our continued focus on digital strength is the business combination we undertook in May 2022 with UniCesumar, an educational platform that has achieved high quality indicators and benefits from strong technological support while also having a regional footprint that is complementary to ours. See also “Item 4. Information on the Company—A. History and Development of the Company— Our History.”

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

Based on the most recent available data of INEP, our CAGR for the period from 2015 to 2022 was 34.0%, the highest among the private digital education market (considering the five biggest private education companies in 2015).

Our revenue growth is a result of our business model, which has been based on the opening of new hubs, ramp-up of current hubs, annual price adjustments, and expansion of course offerings, as described below:

●	Maturation of Recently-Opened Hubs. In the last years, we significantly increased the number of students per hub. As of December 31, 2023, 93.2% of our 2,499 hubs are still ramping up, and we believe there is space to grow our operations, margins and student base. The maturation of a hub takes at least eight semesters, or four years, which is the average duration of a course, and the number of students per hub may continue to grow after such period as hubs gain more local recognition over time.
●	Opening of New Hubs and Expansion to New Markets. We intend to continue to expand to sizeable Brazilian states that offer a significant market opportunity and where we have a limited presence, including in the southeast of Brazil, in states such as São Paulo, Rio de Janeiro, Minas Gerais, and Espírito Santo. We believe there is still significant potential to strengthen our presence in the Southeastern region of Brazil, which represented 42.1% of the total digital education enrollments in private institutions in Brazil according to the 2022 Postsecondary Education Census by the INEP.
●	Mix of Courses. We have continuously added high-value courses to our portfolio over time, such as engineering and nursing courses, contributing to higher margins. We also believe there will be a significant increase in digital education enrollments if MEC authorizes the offering of additional undergraduate courses, such as law and health-related courses like psychology, which can currently only be provided on-campus. Because of our state-of-the-art infrastructure, we believe we are better positioned to capture this market opportunity and further strengthen our system relative to our competitors.
●	Selective Pursuit of M&A Opportunities. As with the UniCesumar Business Combination and Rede Enem, we intend to continue selectively pursuing acquisitions that we believe contribute to our mission, are financially attractive and resonate with, and enhance, our value proposition.

Our Competition

Based on the most recent available data of INEP, our CAGR for the period from 2015 to 2022 was 34.0%, the highest among the private digital education market (considering the five biggest private education companies in 2015).

Source: INEP.

Note: We selected the five largest education companies in 2015, which includes us, as points of comparison to show our growth.

We believe there are no pure-players in the postsecondary digital education providers in Brazil with a business model that is perfectly comparable to ours. This is due to the fact that our value proposition combines digital and technology-driven and in-person offerings. Several companies compete in the postsecondary education industry and the market is very fragmented. According to the 2022 Postsecondary Education Census by the INEP, there were 2,283 private postsecondary education institutions in Brazil offering 9,186 digital education undergraduate courses. According to the 2022 Postsecondary Education Census by INEP, we were the largest digital postsecondary education group in Brazil, in terms of enrollments.

Source: INEP.

Corporate Social Responsibility

We believe that Vitru’s academic programs have helped thousands of people across Brazil to gain new skills and improve their employment prospects. Our courses are designed to be accessible and affordable, which has made them particularly valuable for low-income students who may not have access to traditional education and training programs.

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

In Brazil, the education cycle begins with primary and secondary education, also known as K-12, with a student base of 47.3 million students. Primary and secondary education is mostly provided by public schools, which account 80.1% of total students enrolled in 2023 according to INEP. Private institutions generally lead quality rankings, and there is significant variation in quality across public schools as a result of the different investments made by municipalities, states, or the Brazilian federal government based on results in the ENEM.

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

Undergraduate courses

According to INEP, Brazil had 7.4 million students as of 2022 in the private postsecondary education market. We believe Brazil has strong growth potential as a result of low penetration rates and increases in disposable income. Brazil has one of the lowest postsecondary education gross enrollment rates in the world, at only 37% in 2021, according to INEP.

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

In 2014, the Brazilian federal government established a National Education Plan (Plano Nacional de Educação), or PNE, with 20 goals for improving and enhancing access to education, which is expected to be completed by 2024. Out of the 20 goals, the most important goal for the postsecondary education sector is to increase the penetration rate of postsecondary education to 50.0% of the target population (i.e., 18 to 24 years old) as compared to 37.4% in 2021. To reach this rate, the Brazilian government has enacted market friendly regulations to promote digital education courses, mainly due to the affordability of these courses.

In 2022, there were 9.4 million students enrolled in private and public undergraduate courses in Brazil, 7.4 million in the private sector and 2.0 million in the public sector), with private education accounting for 78.0% of total enrollments according to INEP. The growth in the number of students enrolled was mainly driven by the private sector, which has grown faster than the public sector, as a result of (i) the increasing adoption of digital education and (ii) governmental programs and incentives, such as the PROUNI and FIES.

In the private education market, the increase in digital education has been the driver behind the expansion of the student base and increasing penetration, which, in 2022, stood at 56.1% of the overall private offering, surpassing on-campus enrollments. According to the 2022 Postsecondary Education Census by the INEP, digital education expanded at a CAGR of 15.3% between 2010 and 2022, significantly greater than the reduction in the CAGR of 1.8% for on-campus education in the same period.

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

Market Opportunity

We believe Brazil is the largest market in Latin America and is among the most attractive private education market opportunities in the world for the following reasons:

●	Postsecondary education penetration rates have been increasing, but are still well below other countries. According to the OECD, as of 2020, Brazil has one of the lowest postsecondary education penetration rates in the world, with only 23.0% of the Brazilian population between 25 and 64 years having completed any sort of postsecondary education degree. This is much lower than the average across OECD countries of 47.0% and also below other countries in Latin America, such as Chile with 41.0%;
●	The Brazilian National Education Plan targets. In 2014, the Brazilian federal government established a PNE with 20 goals for improving and enhancing access to education, which is expected to be completed by 2024. Out of the 20 goals, the most important goal for the postsecondary education sector is to increase the penetration rate of postsecondary education to 50.0% of the target population (i.e. 18 to 24 years old) as compared to 37.4% in 2021, according to the 2022 Fourth Cycle Report from INEP;
●	Changing in government Brazilian regulations. Historically, Brazilian regulations imposed mandatory bureaucratic preapproval procedures to request the opening of new learning units, which limited growth in the digital education market. In 2017, the Brazilian government simplified the opening of education units while maintaining the quality of digital education courses, as the number of preapproved units for each university depends on the institution’s score in the last ENADE. Lower-performing institutions cannot open any new units, while higher-performing institutions can open up to 250 units per year;
●	Postsecondary Education Degree in Brazil leads to higher employability levels and higher average salaries. According to a February 2020, study by Educa Insights, people holding a postsecondary education degree can expect to earn 65.3% more on average than those who only completed secondary education, with no significant difference between on-campus and digital education courses. Similarly, the unemployment rate for people holding a postsecondary education degree is 21.0%, which is 32.0 p.p. lower than those with only secondary school education, according to Educa Insights;
●	Digital Education has driven recent private sector growth. According to INEP, private digital education expanded at a CAGR of 15.3% between 2010 and 2022, significantly greater than the negative CAGR of 1.8% for on-campus education during the same period. In this context, digital education courses are becoming increasingly popular in Brazil due to (1) greater flexibility for students who also work, and (2) greater affordability in that tuitions are approximately one third of on-campus tuition fees; and
●	Hybrid delivery offering is dictating the pace. Postsecondary education students in Brazil need more affordable and flexible alternatives to study, as well as an academic experience that involves personal contact with faculty and other students. According to INEP, in 2022, 81.0% of Brazil’s secondary school (K-12) students were enrolled in public schools. In this context, we believe students without strong academic secondary school backgrounds are less likely to continue their education through 100% online courses and are more likely to continue their education in courses that provide a hybrid combination of both on-campus and online offerings.

Regulatory Overview

The Brazilian Constitution establishes education as a right of all citizens, the provision of which is a duty of the state and the family. Accordingly, the government is required to provide all Brazilian citizens with access to free primary education that requires compulsory attendance. Private investment in education is permitted so long as educational entities (schools, postsecondary education institutions) providing regulated education services comply with the applicable quality rules and requirements prescribed by law and applied by the relevant regulatory bodies.

The Brazilian education system is organized as a cooperation regime among federal, state and municipal governments. The federal government is responsible for organizing and coordinating the federal education system in order to guarantee equal opportunity and quality of education throughout Brazil. Brazilian states and the Brazilian Federal District are required to focus on primary and secondary education (which are similar to the final years of elementary school, junior high and high school in the United States – K12), while municipalities are responsible for offering preschool and primary education (which are similar to kindergarten and the first years of elementary school). Each federative entity is responsible for creating rules and regulating them within their respective education systems, including issuing all relevant accreditation, authorizations, recognitions and qualifications required for each such educational stage, as well as monitoring and evaluating the quality of services.

Private higher education institutions are part of the Brazilian Federal Educational System (Sistema Federal de Ensino) and their activities are regulated by the federal government, based on acts published by the MEC, in accordance with art. 6th of Law No. 4,024/1961. All higher education institutions enjoy the prerogatives of freedom to teach, which allows them to define their own contents (art. 206, II, of the Brazilian Constitution), as well as the plurality of teaching methods and the coexistence of public and private institutions (art. 206, III, of the Brazilian Constitution). Furthermore, universities have didactic, scientific and administrative autonomy, as provided for in art. 207 of the Brazilian Constitution.

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

In addition, the federal government, through Law No. 13,005 of June 25, 2014, implemented the PNE, with a duration of 10 years from the date of its publication (i.e., June 26, 2014). The PNE established objectives for Brazilian education. For postsecondary education, the objectives are: (1) increasing postsecondary education enrollment rates to 50% of the population aged 18 to 24; (2) increasing the quality of postsecondary education by raising the proportion of academic staff with master’s and doctorate degrees to 75%, of which at least 35% shall be doctors; and (3) increasing progressively stricto sensu postgraduate courses. Such goals apply to each federation territory, and provide guidance for the private education market.

Accordingly, each of the federal, state and municipal governments was required to prepare a 10-year education plan and establish policies, guidelines and objectives applicable to the sector of the Brazilian education system over which it is responsible. In addition, these objectives act as guidelines for the private education market.

Postsecondary Education

The postsecondary education sector is subject to comprehensive government regulation. Its purpose is to ensure the quality of educational services, through evaluations of the ability of educational institutions to meet the National Curricular Guidelines (Diretrizes Curriculares Nacionais - “DCNs”) applicable to the courses they offer, as well as other qualitative standards established by the National Education Council (Conselho Nacional de Educação - “CNE”) and approved by the MEC. The evaluation of postsecondary education follows the parameters established by Law No. 10,861/2004, which establishes the National Postsecondary Education Evaluation System (Sistema Nacional de Avaliação da Educação - “SINAES”) (“SINAES Law”), which consists of three aspects: (i) evaluation of IES and courses, with analysis of the Institutional Development Plan (Plano de Desenvolvimento Institucional - “PDI”) and Course Pedagogical Projects (Projetos Pedagógicos dos Cursos - “PPC”); (ii) assessment of student performance, through ENADE; and (iii) self-assessment carried out by the Own Assessment Committee (Comissão Própria de Avaliação - “CPA”), a mandatory internal assessment body. The results of such evaluations are taken into consideration in the proceedings for opening new units and new courses.

Therefore, the courses offered by higher education institutions in Brazil require authorizations and are subject to ongoing regulation. The federal responsibility to regulate, monitor and evaluate postsecondary education institutions and courses is exercised by the MEC, the CNE, the INEP, the CONAES, the SERES and the SETEC.

Regulatory Bodies

The main regulatory bodies of postsecondary education in the Brazilian education system are:

●	the MEC;
●	the CNE;
●	the INEP;
●	the CONAES;
●	the SERES; and
●	Secretariat of Professional and Technical Education (Secretaria de Educação Profissional e Tecnológica), or SETEC.

The MEC is the federal government agency responsible for education in general, including the formulation and evaluation of the Brazilian national education policy, in order to ensure the quality of education and compliance with education regulations. The INEP is a federal authority associated with the MEC responsible for evaluating educational institutions and student performance, as well as conducting research in order to provide a reliable database for public use.

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

Ministry of Education (MEC)

The MEC, a federal body, is the highest authority for postsecondary education within the Brazilian national education system, whose competences consist, in summary, of the following: (1) confirming the CNE’s accreditation decisions for postsecondary education institutions; (2) confirming evaluation systems and criteria adopted by the INEP; (3) confirming the opinions and regulation proposals from the CNE; (4) issuing rules and instructions for compliance with laws, decrees and regulations pertaining to education issues; and (5) regulating and monitoring the postsecondary education system through its secretariats.

National Education Council (CNE)

The CNE is a consulting and decision-making body monitored by the MEC, comprised of the Chamber of Primary and Secondary Education, or the CEB, and the Chamber of Postsecondary Education, or the CES, each composed of 12 members appointed by the President of Brazil.

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

Secretaria de Regulação e Supervisão da Educação Superior (SERES)

The SERES is a federal body linked to the MEC, responsible for regulating, supervising and applying penalties to private and public higher education institutions. The main responsibilities of the SERES are to: (1) authorize, recognize and renew the recognition of undergraduate courses in higher education institutions, especially offered by those that do not enjoy autonomy prerogatives (colleges) or medicine, dentistry, pharmacy courses, law and psychology courses of all institutions; (2) prepare opinions on the accreditation and re-accreditation processes of higher education institutions, which will be decided by the CNE and MEC; and (3) manage e-MEC, a public registration information system for higher education institutions and courses.

Secretaria de Educação Profissional e Tecnológica (SETEC)

The SETEC is the federal body, linked to the MEC, which is required to: (1) formulate, plan, coordinate, implement, monitor and evaluate the public policies for professional and technological education; and (2) promote the innovation, expansion and improvement of the quality of professional and technological education.

Organization of the Postsecondary Education Institutions

In order to allow postsecondary education institutions to fulfill their objectives, the LDB provides that postsecondary education includes the following programs:

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

According to the LDB, postsecondary education can be provided by public or private institutions. A private postsecondary education institution must be controlled, managed and supported by an individual or a legal entity with responsibility for financing its supported entities. The natural or legal person controlling, managing and supporting a higher education institution is called the maintainer and the relationship established between the higher education institution and the maintainer is called maintenance. Postsecondary education institutions may be maintained by for-profit or not-for-profit private institutions, or supporting entities, as follows:

●	Private in the strict sense: private for-profit institutions created and maintained by one or more private individuals or legal entities;
●	Community: incorporated by groups of individuals or by one or more legal entities and that include representatives of the community in their organizational structure;
●	Confessional: incorporated by groups of individuals or by one or more legal entities that meet the specific confessional and ideological orientation and that include representatives of the community in their organizational structure; or
●	Philanthropic, in the form of the law.

According to their organization and academic prerogatives, postsecondary education institutions can be:

●	Colleges: Colleges are public or private educational institutions offering postsecondary courses in one or more areas, maintained by a single supporting entity and with isolated management and direction. Colleges are allowed to offer courses along several levels, namely bachelor’s, associate’s, specialization and graduate programs (master’s and doctorate degrees). Colleges have minimum requirements with regard to qualification of faculty members and their labor practices, and cannot establish new campuses, courses or spots without prior authorization from the MEC;
●	University Centers: University centers are public or private education institutions offering several bachelor’s, associate’s and graduate programs, and are expected to provide appropriate conditions with respect to education and qualification opportunities for their professors. To be considered a university center, the institution shall comply with the following requirements: (1) at least one-third of the faculty members must hold a master’s or doctorate degree; (2) at least 20% of the faculty members must work on a full-time basis; (3) at least eight undergraduate courses shall be recognized and have obtained a satisfactory concept in the on-site external evaluation carried out by the INEP; (4) it shall have an institutionalized extension program in the areas of knowledge covered by their undergraduate courses; (5) it shall have a scientific initiation program with a project oriented by doctoral or master’s teachers, which may include programs of professional or technological initiation and initiation to teaching; (6) it shall have obtained CI greater than or equal to four in the on-site evaluation performed by the INEP; and (7) it shall not have been penalized as a result of an administrative supervision process in the last two years.
●	Universities: Universities are public or private education institutions offering several postsecondary courses, continuing education and research development. Like University Centers, certain requirements for university reaccreditation must be observed, namely: (1) one-third of the academic staff is hired on a full-time basis; (2) one-third of the faculty members must have a master’s or doctoral degree; (3) at least 60 percent of the undergraduate courses shall be recognized and have a satisfactory concept obtained in the evaluation proceedings carried out by the INEP; (4) it shall have an institutionalized extension program in the areas of knowledge covered by their undergraduate courses; (5) it shall have a scientific initiation program with a project oriented by doctoral or master’s professors, which may include programs of professional or technological initiation and initiation to teaching; (6) it shall have obtained CI greater than or equal to four in the external evaluation carried out by the INEP; (7) it shall regularly offer four master’s degree courses and two PhD courses recognized by the MEC; and (8) it shall not have been penalized as a result of an administrative supervision process in the last two years.

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

Pursuant to Decree No. 9,057/2017, institutional accreditation and reaccreditation, as well as the authorization and recognition of courses and their renewal, will be subject to on-site evaluation, with the aim to verify the existence and suitability of the method, infrastructure, technology and personnel that enable the execution of the activities provided for in the PDI and PPC.

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

The distance courses and programs must be projected with the same defined duration for the respective on-site courses. The evaluation of performance of students for the purposes of promotion, conclusion of the course and attainment of diplomas and certificates must be conducted through the conclusion of the programmed activities and on-site exams drafted by the accredited education institution, following procedures and criteria defined in the PPC.

The evaluation of the digital education courses is performed in the same manner as the evaluation of the on-site courses. If there is any irregularity in or noncompliance to any of the previously established conditions, the competent body will initiate an administrative proceeding that may result in one or more penalties, such as: (1) forfeiture of accreditation or reaccreditation authorization to operate as a digital education institution; (2) intervention; (3) temporary suspension of autonomy prerogatives; (4) initiation of reaccreditation proceedings; (5) reduction of available vacancies within courses; (6) temporary suspension of new student admissions; and (7) temporary suspension of course offerings.

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

It is also important to point out that Ordinance No. 2,117 of 2019 changed the maximum limit for digital education hours in on-site courses from 20% to 40% of the overall course load. Courses will still be deemed to be offered on-site even if they include a digital education portion provided that the students enrolled in the course must be aware of this. This limit does not apply to on-site medical courses.

Distance learning has been a frequent topic of discussion within the MEC, which has stated its intention to reform the regulations applicable to distance learning.

The main event in this regard was the opening of a public consultation relating to a possible change to MEC Ordinance No. 11/2017, which sets standards for the accreditation of higher education institutions and the offering of distance learning courses in higher education. The consultation was proposed by MEC, through SERES. It began on

October 19, 2023 and ended on November 20, 2023. The consultation follows on from the working group previously constituted by MEC to discuss possible alternatives for teaching at distance.

Among the most relevant proposals, the following stand out: (i) the prohibition of opening new classes and the loss of distance learning accreditation for higher education that obtain a CI-EAD score lower than 4 in their re-accreditation process; and (ii) prohibition on offering approximately 17 subjects in a distance learning format, namely: law, nursing, dentistry, psychology, biomedicine, religious sciences, physical education (bachelor's degree), pharmacy, physiotherapy, speech therapy, geology/geological engineering, medicine, nutrition, oceanography, public health, occupational therapy and degrees in general.

After the public consultation ended, the MEC published MEC Ordinance No. 2,041/2023 to suspend the progress of regulatory processes related to distance learning to allow the changes discussed in the public consultation to be applied in practice. The processes suspended were those of (i) authorization of the courses covered by the public consultation and listed above, in addition to degrees in any area; and (ii) distance learning accreditation of higher education institutions that obtain a CI-EAD lower than 4.

The suspension was initially established for 90 days and was expected to end in February 2024. However, with the advent of MEC Ordinance No. 158/2024, the suspension period was extended for another 90 days, so that it will last at least until May 2024.

Although it has been underway since 2023, it is possible that this reform will be halted so that its issues can be addressed jointly in a broader reform of the higher education sector led by the MEC, which was recently announced through MEC Ordinance No. 223/2024. MEC Ordinance No. 223/2024 aimed to establish a working group with the purpose of structuring and proposing an action plan for the elaboration of a Brazilian higher education policy, covering the activities of regulation, supervision and evaluation of higher education institutions and undergraduate and postgraduate courses. Although it does not specify whether it will include distance learning or not, it is expected that it will do so as generally the regulatory agendas for distance learning and face-to-face teaching are consistent.

Another measure that highlights the MEC’s current focus on distance learning was the establishment of supervision proceedings against 11 higher education institutions to investigate possible irregularities in the provision of distance learning, especially when supporting a high student-teacher ratio calculated by SERES based on data from the 2022 Higher Education Census. The proceedings are still in the preparatory phase, without any presumption or finding of any deficiency in the provision of education or deficiencies in compliance with the applicable legislation. As of the date of this annual report, all are still ongoing and there is no statement from SERES regarding these matters.

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

Following the initial accreditation as a postsecondary education institution, colleges depend on authorization from the MEC to offer undergraduate (graduação) education courses. Institutional accreditation requires periodic renewal. Within their autonomy, universities and university centers do not depend on authorization from the MEC to create the majority of postsecondary education courses and campuses in the same city as their headquarters, except for medicine, dentistry, psychology, nursery and law courses, which necessarily must be previously authorized by the MEC. In any other cases, institutions are required to inform the MEC about the courses they offer for purposes of monitoring, evaluation and further recognition.

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

Authorizations for medical courses are governed by a separate regime set forth by Federal Law No. 12,871, dated as of October 22, 2013, that redesigned the conditions to access the market for medical courses. Pursuant to this legislation, SERES has the right to select the location where private medical courses will be offered and institutions are required to compete between themselves in a public procurement for the right to be authorized to enter the market. After a five-year period of suspension of new notices, starting with MEC Ordinance No. 328/2018, amended by Ordinance No. 1,302/2018, SERES Notice No. 1/2023 was published in August 2023, which will select higher education institutions to offer up to 95 medical courses at 95 different locations in municipalities within the 116 health regions selected by the MEC.

This regime enacted by Federal Law No. 12,871/2013 has been challenged before the Brazilian Supreme Court by means of Direct Unconstitutionality Action (“ADI”) No. 7,187/DF. In addition, Direct Constitutionality Action No. (“ADC”) 81/DF has been launched to recognize the constitutionality of the referred regime.

On August 7, 2023, Justice Gilmar Mendes, rapporteur of the lawsuits, partially granted an injunction of relief establishing that new private medical courses are subject to a prior public procurement to be conducted by the MEC. Considering that such decision could affect a wide number of requests submitted by means of judicial determinations, the effect of the injunction of relief have been softened (modulados) to allow the continued operation of all courses that had been authorized by MEC due to judicial decisions as well as authorizing MEC to examine the ones still pending whose documental stage have already been approved, although subject to a series of conditions.

On August 25, 2023, Justice Gilmar Mendes submitted the case to the wider court and put forth his vote in line with the above. As of the date of this annual report, there are six votes in favor of granting the ADC, recognizing the constitutionality of subjecting the opening of new medical courses to public calls for proposals coordinated by the MEC. Supreme-Court Justice André Mendonça has stated his opposition as he considers the way in which such public calls for proposals have been carried out to be unconstitutional, and that he believes these proposals should be preceded by a regulatory impact analysis. Regarding how this decision will be applied, the court is evenly split for each of the following proposals: (i) to allow the courses currently operating to proceed with their activities and for the dismissal of all requirements pending; and (ii) to allow the operation of the courses already in activity and also to allow MEC to decide the ones still pending that have already passed the documentary stage.

Currently, the trial is suspended upon the request of Supreme-Court Justice Alexandre de Moraes. There is still no estimate as to when the trial will resume, but the deadline is May 27, 2024.

In the event that the lawsuits are upheld, this may positively affect our business if we were to decide to add medical courses to our portfolio, albeit this is not currently part of our strategy.

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

Our postsecondary education institutions are accredited by the MEC and their courses are duly authorized. We also make every effort to comply with applicable regulations to maintain our institutions and courses compliant with the MEC.

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

According to Article 7, II, of Normative Ruling No. 1,394, as amended by Normative Ruling No. 1,417, dated December 6, 2013, the calculation of the exemption should also include the additional 10% of IRPJ, in addition to the CSLL rate. The amount calculated based on the multiplication of the POEB on the IRPJ and CSLL due by the legal entity, is the amount of the IRPJ and CSLL exemption, respectively, which may be deducted from the IRPJ and CSLL in relation to the totality of our activities.

Accordingly, with the issuance of Normative Ruling No. 1,417, of December 6, 2013, the IRPJ/CSLL exemption on our operating income proportionate to the POEB will also include the additional 10% of IRPJ. Normative Ruling No. 1,417, dated December 6, 2013, extended the limit to the amount of the tax exemption.

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

We calculate the amount of our PROUNI tax benefits based on the applicable legislation.

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

FIES has been substantially reshaped by Law No. 13,530, dated December 7, 2017, and currently the program is not as broad as it used to be. According to applicable regulations, in order to enroll students that have been selected by FIES, private higher education institutions are required to contribute to the fund 13% of educational fees and tuition due by students to the institution as consideration for the educational services rendered in the first year of studies. This amount is subject to change in the following years: (i) from the second to the fifth year after joining, the contribution could vary between 10% and 25% depending on various factors including non-payment of co-participation and other amounts owed by students to FIES; and (ii) from the sixth year onwards, the contribution varies from 10% to 27.5%, based on the criteria established by regulation.

As a result of the COVID-19 pandemic, Law No. 14.024 of 2020 suspended the financial obligations of FIES students for the duration of the period of public calamity established by Legislative Decree No. 6/2020. Furthermore, several 2020 FIES internal procedure deadlines were extended, including enrollments and contract signings.

Social Student Financing Fund (Fundo de Financiamento Estudantil Social - FlES Social)

The Student Financing Fund Management Committee (“CG-Fies”), linked to the MEC, issued Resolution No. 58/2024, which creates the rules for the so-called “FIES Social”, a set of specific rules that will be adopted in selection processes of FIES from the second semester of 2024.

In practice, Resolution No. 58/2024 provides that at least 50% of the vacancies in each selection process must be allocated to students with a per capita family income of up to half the minimum wage, registered in the Brazilian Federal Government’s Single Registry for Social Programs (“CadÚnico”). Furthermore, it provides that the selection to fill these vacancies and those for general competition will be made prioritizing students who self-declare as black, mixed race, indigenous, quilombola and disabled.

Resolution No. 58/2024 provides that scholarship holders selected for FIES Social will be eligible for full scholarships and therefore establishes that the criteria in force to determine the financing percentage described in FNDE Resolution No. 18/2018 do not apply.

Resolution No. 58/2024 makes it clear that even the full scholarship is subject to the maximum and minimum values established by FNDE Resolution No. 54/2023. Therefore, if the FIES Social scholarship holder attends courses with more expensive monthly tuition fees, such as medicine, for example, the scholarship holder will be responsible for covering the differences.

University Scholarship Program of the State of Santa Catarina (Programa de Bolsas Universitárias do Estado de Santa Catarina), or Santa Catarina Free University, and State Fund to Support the Maintenance and Development of Postsecondary Education (Fundo Estadual de Apoio à Manutenção e ao Desenvolvimento da Educação Superior), or FUMDES

On January 8, 2023, Complementary Law 831/2023 and State Law 18,672/2023 were published in the Official Gazette of the State of Santa Catarina, to establish new regulations relating to articles 170 and 171 of the Constitution of the State of Santa Catarina and replace the UNIEDU program with (i) the Santa Catarina Free University program, which serves non-profit community higher education institutions, or ICES, and (ii) FUMDES, which serves for-profit private higher education institutions. State Law 18,672/2023 was later amended by Law 18,848/2024, which precluded granting FUMDES scholarships for distance learning courses.

The Santa Catarina Free University program provides that 100% of the public resources provided for in art. 170 of the Constitution of the State of Santa Catarina will be allocated to ICES, in the form of financial assistance to be allocated to their students who meet certain requirements (be born in the state of Santa Catarina or reside in the state for a certain period of time, and meet certain income and other metrics , among others). These students will be able to study for free in the courses offered by these institutions.

The ANUP questioned the criteria used to implement the Santa Catarina Free University program before the Court of Auditors of the State of Santa Catarina (Tribunal de Contas do Estado de Santa Catarina — “TCE-SC”).

Furthermore, the Association of Private Supporters of Higher Education of Santa Catarina (Associação de Mantenedoras Particulares de Educação Superior de Santa Catarina — “AMPESC”) began a Direct Action of Unconstitutionality (Ação Direta de Inconstitucionalidade — “ADI”) before the Court of Justice of the State of Santa Catarina (Tribunal de Justiça do Estado de Santa Catarina — “TJSC”) in relation to the Complementary Law 831/2023 that created the Santa Catarina Free University program.

The TCE-SC has not yet commented on the Report of the TCE-SC Management Accounts Board (Diretoria de Contas de Gestão do TCE-SC — “DGE”), which raised a number of questions about the economic and financial sustainability of the Santa Catarina Free University program. There is a precautionary request from the DGE pending analysis by the TCE-SC to suspend the notices for scholarships under the Santa Catarina Free University program.

At the judicial level, the TJSC has rejected the ADI brought by AMPESC due to AMPESC lack of legitimacy to bring such a claim. As of the date of this annual report, there is no preliminary or definitive decision that would modify the situation described above and the Santa Catarina Free University and FUMDES programs remain in force.

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

The SINAES is monitored and coordinated by the CONAES, and the INEP has a very important role in all processes. The results of the evaluation of postsecondary education institutions and their courses are public and represented on a five-level scale as follows:

●	Level 5 indicates excellent conditions;
●	Level 4 indicates more than satisfactory conditions;
●	Level 3 indicates satisfactory conditions; and
●	Levels 1 and 2 indicate unsatisfactory conditions.

After the on-site evaluations, institutions and courses obtain quality concepts as follows:

●	an Institutional Concept, which is the result of the on-site evaluation of the institution performed by the INEP; and
●	a Course Concept, which is the result of the on-site evaluation of the course performed by the INEP.

Given the volume of in-person assessment processes, the MEC created provisional indicators in order to provide a qualitative assessment until an in-person assessment of SINAES is carried out.

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

We have an accredited university in one of our maintainers. In line with the applicable legal requirements, this higher education institution maintains four stricto sensu postgraduate programs.

Regulatory Quality Indicators

Our model is recognized by certain regulatory quality indicators, such as:

●	CI Score: A quality indicator for postsecondary education institutions measured and published by INEP through on-campus evaluations that comprise educational organization subjects, such as institutional planning and development, academic, management and infrastructure. The current accreditations and re-accreditations, for both Uniasselvi and UniCesumar, obtained the maximum ratings on a scale of 1 to 5.
●	Course Concept: quality indicator for each course at each higher education institution measured and published by INEP through on-campus evaluations that cover issues of teaching methods, teaching and tutorial staff, and infrastructure. The recognized/renewed courses, both for Uniasselvi and UniCesumar, achieved Course Concepts scores of 4 and 5 on a scale of 1 to 5 in over 90% of cases.

The CI score and Course Concept are the SINAES indicators and result from on-campus evaluations by agents designated by INEP/MEC. However, the MEC/INEP also created provisional indicators in evaluation policy for higher education institutions:

●	CPC: A quality indicator for postsecondary education institutions measured and published by ENADE that comprises educational and organization subjects, such as student and faculty performance, infrastructure, didactic-pedagogical resources and other inputs, in order to measure general courses quality. In 2021 (the last available data), Vitru’s CPC score was 6.5% higher than the market average for private distance learning institutions.
●	IGC: This is the most important quality indicator for a course. The IGC considers the average of the last three CPC grades, the distribution of students across undergraduate and graduate, and the average evaluation of graduate programs. In 2021 (the last available data), Vitru’s IGC score was 7.1% higher than the market average for private institutions.
●	IDD: A quality indicator that is intended to capture the institution’s contribution to the student’s development. In 2021 (the last available data), Vitru’s IDD score was 2.26%, higher than the market average for private distance learning institutions, which was 2.21%.

C.Organizational Structure

We are a Cayman Islands exempted company incorporated with limited liability on March 5, 2020 for purposes of effectuating our initial public offering. Prior to the consummation of our initial public offering, our Principal Shareholders held 522,315,196 shares of Vitru Brazil. Prior to the consummation of our initial public offering, our Principal Shareholders contributed all of their shares in Vitru Brazil to us. In return for this contribution, we issued new common shares to our Principal Shareholders in a one-to-31 exchange for the shares of Vitru Brazil contributed to us. Until the contribution of Vitru Brazil shares to us, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

The diagram below depicts our organizational structure as of the date of this annual report:

Below is a brief description of our subsidiaries:

Vitru Brasil Empreendimentos, Participações e Comércio S.A. (“Vitru Brazil”)

Vitru Brazil is an operating subsidiary and was incorporated on June 27, 2014 in Florianópolis, State of Santa Catarina. Vitru Brazil is primarily a holding company through which we hold our remaining subsidiaries listed below, and through which we provide our postgraduate courses. On March 6, 2024, the registration statement filed by Vitru Brazil relating to the Proposed Transaction was declared effective by the SEC. In addition, on December 4, 2023, the CVM approved the conversion of the registration of Vitru Brazil with the CVM from category “B” to category “A” pursuant to CVM Resolution No. 80, of March 29, 2022, as amended. Pursuant to CVM regulation, category “A” registration authorizes the trading of any classes of securities of Vitru Brazil in regulated markets. On December 26, 2023, the B3 approved Vitru Brazil’s application for the listing of Vitru Brazil on the Novo Mercado segment of the B3 and admission to trading of the Vitru Brazil Shares. The listing will become effective upon closing of the Proposed Transaction.

Sociedade Educacional Leonardo da Vinci Ltda. (“Uniasselvi”)

Uniasselvi was incorporated on January 30, 2004 in Indaial, State of Santa Catarina. Vitru Brazil acquired sole control of Uniasselvi from Kroton on February 28, 2016. We conduct most of our digital education undergraduate courses through Uniasselvi and its activities also include conducting on-campus undergraduate and continuing education courses. Uniasselvi holds the following educational entities authorized by the MEC:

●	Centro Universitário Leonardo da Vinci – Uniasselvi;
●	Centro Universitário Uniasselvi de Blumenau;
●	Centro Universitário Uniasselvi de Brusque;
●	Faculdade Leonardo da Vinci de Chapecó;
●	Faculdade Leonardo da Vinci de São Gonçalo;
●	Faculdade Metropolitana de Florianópolis – FAMEFLORIPA;
●	Faculdade Metropolitana de Itajaí – FIMT;

●	Faculdade Metropolitana de Lages – FAMELAGES;
●	Faculdade Metropolitana de Palhoça – FAMEPALHOÇA; and
●	Faculdade Metropolitana de Rio Sul – FAMESUL.

CESUMAR – Centro de Ensino Superior de Maringá Ltda. (“UniCesumar”)

UniCesumar is a limited liability company (sociedade limitada) incorporated under the laws of Brazil on April 2, 2007, pursuant to its articles of incorporation and headquartered in the city of Maringá, State of Paraná. UniCesumar was founded in 1989 by a group of teachers led by Professor Wilson de Matos Silva and has become one of the 10 largest education groups in Brazil by number of enrolled students, according to the INEP census published by the MEC in February 2022. UniCesumar holds the following educational entities authorized by the MEC:

●	Universidade Cesumar;
●	Faculdade UniCesumar de Corumbá;
●	Faculdade Politécnica de Corumbá;
●	Faculdade Politécnica de Corumbá;
●	Faculdade Cesumar de Ponta Grossa;
●	Faculdade Cesumar de Londrina;
●	Faculdade Cesumar de Campo Grande; and
●	Centro Universitário do Paraná.

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

Sociedade Educacional do Vale do Itapocu, FAIR and FAC hold the following educational entities authorized by the MEC:

●	Centro Universitário Uniasselvi de Guaramirim;
●	Faculdade Leonardo da Vinci de Belo Horizonte;
●	Faculdade Leonardo da Vinci de Jacobina;
●	Faculdades Integradas de Rondonópolis – FAIR;
●	Faculdade de Mato Grosso – FAMAT; and
●	Instituto de Ensino Superior de Cuiabá.

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

As of December 31, 2023, we owned 51 trademarks, including “Vitru,” “Uniasselvi,” “UniCesumar,” and a number of additional brands which we use in certain parts of Brazil, such as “Fameblu,” “Univinci,” “ICPG,” “Asselvi,” “Cesumar,” “UC UniCesumar” and “Comunidade do Conhecimento”. We also have the right to use of a number of registered copyrights, most notably copyrights for physical and digital teaching materials.

We also own a number of domain names registered in Brazil, including “unicesumar.edu.br,” “cesumar.edu.br,” “unicesumar.com.br” and “unicesumaraovivo.com.br.

Properties

Our corporate headquarters, which include our Uniasselvi academic core and business operations are located in the city of Indaial, in the State of Santa Catarina. The office consists of 4,370 square meters of space and is under a lease that expires in 2028. We also lease a secondary corporate headquarters, located in the city of Maringá, in the State of Paraná, which includes the majority of product development, sales, marketing of UniCesumar, and business operations of both brands. These principal executive offices consist of approximately 91,875 square meters of space under a lease that expires in 2042.

We also lease 758.10 square meters in the city of Florianópolis, in the State of Santa Catarina, for certain administrative activities and where our main executive offices and part of our senior management are located, under a lease that expires in 2024. We believe our facilities are sufficient for our current needs.

In addition to our corporate headquarters and to our corporate center, and as of December 31, 2023, we leased all operational and administrative facilities. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire or lease new space to meet the needs of our business or consolidate them and dispose of facilities that are no longer needed.

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

A.Operating Results

We provide a complete pedagogical system focused on a hybrid digital education experience for undergraduates and continuing education students. Between 2016 and 2022, we grew at a CAGR of 39.8% in terms of enrolled students in our undergraduate digital education programs, as shown in the chart below.

Source: INEP.

Note: The data presented in this chart for the period from 2010 to 2022 is derived from publicly available information published by INEP for market share comparability purposes, it is calculated by INEP by applying the same metrics for all postsecondary education institutions in Brazil. This data may not be directly comparable with data derived from our internal records included elsewhere in this annual report.

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

Our hub partners, who own 94.0% of our hubs as of December 31, 2023, are compensated by their respective shares represented by a given percentage over the tuition fee collected by us from students. The total amount to be transferred to the hub partners on a monthly basis is derived from the pricing terms agreed upon with each student in the service agreement. This percentage is similar across all our partnership agreements and varies in accordance with the type, of course, the student is enrolled in, which are higher for continuing education courses and lower for undergraduate courses. In addition, this percentage is higher at the beginning of the hubs’ operations and decreases throughout their life cycle, thus reducing their payback period and increasing the attractiveness of their investment. Therefore, as hubs mature, we should experience an increase in our gross revenue (higher than the increase in tuition fees in the same period) as a result of the lower tuition share allocated to our hub partners. We have built and nurtured strong relationships with more than 676 hub partners, who play a key role in our expansion. Our proven quality has allowed us to accelerate the growth of our business and further differentiate ourselves.

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

Note: The numbers in the chart above show the actual student base (in thousands), within each cohort, as of the end of each semester between the second semester of 2017 and the second semester of 2023.

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Enrolled Students

The number of enrolled students is one of the most significant operational metrics tracked by our management. It represents the total number of students enrolled in the courses we provide. As of December 31, 2023, we had 883,646 enrolled students, respectively, representing a CAGR of 55.5% from 2021 to 2023.

In our digital education undergraduate courses, our first core business, we had 803,656 students as of December 31, 2023, representing a CAGR of 62.6% from 2021 to 2023. In our digital education graduate courses, our second core business, we had 57,938 students as of December 31, 2023, representing a CAGR of 2.5% from 2021 to 2023.

We believe the metric that best shows our focus on digital education (comprising both undergraduate courses and graduate courses) and its relevance to our course offerings is the number of enrolled students from digital education as a percentage of our total enrolled students.

The following table sets forth the number of enrolled students as of the dates presented.

	As of December 31,
	2023	2022	2021
Total enrolled students	883,646	768,384	365,433
% Digital education to total enrolled students	97.5%	97.3%	98.3%
Total of digital education students	861,594	747,538	359,175
Number of digital education undergraduate students	803,656	696,254	304,060
Number of digital education graduate students	57,938	51,284	55,115

Number of Hubs

We have substantially expanded our operations and geographic presence throughout Brazil with the opening of new hubs in the last years. The number of hubs is one of the drivers that enable us to increase our base of enrolled students. Our network as of December 31, 2023 consisted of 2,499 hubs across all Brazilian states, representing a CAGR of 63.1% from 2021 to 2023.

The following table sets forth the number of hubs as of the dates presented.

	As of December 31,
	2023	2022	2021
Number of Hubs	2,499	2,170	939

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

As of December 31, 2023, 93.2% of our 2,499 hubs were still ramping up and the current maturation index of these expansion hubs was only 42.4%. We believe this shows our potential for growth. We estimate that a typical hub reaches its full capacity in terms of number of students (and is deemed to be mature) after seven or eight years of operations.

	As of December 31,
	2023	2022	2021
Theoretical maturation index	42.4%	41.8%	32.9%

Tuition

We believe that the total amount of tuition we charge (which is the sum of our gross revenue and hub partners’ portion less other academic revenue less cancellations), considering only our digital education undergraduate business, is a useful metric to show the compelling strength of our growth and the maturation of our hubs.

	As of and for the Year Ended December 31,
	2023	2022	2021

	(in R$ millions)
Tuition (net of cancellations)	2,285.0	1,590.6	829.1

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

	As of and for the Year Ended December 31,
	2023		2022		2021
Real growth in gross domestic product (GDP)		2.9%		3.0%		4.8%
Inflation (deflation) (IGP-M)(1)		(3.2)%		5.5%		17.8%
Inflation (IPCA)(2)		4.6%		5.8%		10.1%
CDI interest rate(3)		12.31%		11.73%		4.35%
SELIC(4)		11.75%		13.75%		9.25%
Year-end exchange rate—reais per U.S.$1.00(5)	R$	4.841	R$	5.218	R$	5.581
Average exchange rate—reais per U.S.$1.00(6)	R$	4.995	R$	5.165	R$	5.396
Depreciation of the real vs. U.S.$ in the period(7)		(7.2)%		(6.5)%		7.4%
Unemployment rate(8)		8.0%		9.5%		13.5%

Source: FGV, IBGE and Brazilian Central Bank.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, accumulated during the corresponding period.
(4)	The SELIC rate is the base interest rate (Sistema Especial de Liquidação e Custódia) in Brazil.
(5)	Annual rate at the end of the period.
(6)	Average of the exchange rate on each business day of the year.
(7)	Comparing the U.S.$ closing selling exchange rate as reported by the Brazilian Central Bank at the end of each year.
(8)	Average unemployment rate for year as measured by the IBGE.

Inflation directly affects most of our current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA. For instance, our most important cost component is personnel, which accounted for 44.9%, 46.2% and 49.9% of our total costs and expenses in the years ended December 31, 2023,

2022 and 2021, respectively, and is clearly impacted by inflation rates. Historically, inflation has been offset by our ability to adjust our tuition fees in rates that are typically above the variation of inflation indexes, due mostly to the increase in the content density and complexity over the course; however, this may not necessarily continue to be the case in the future. Our financial performance is also tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of our financial investments.

The recent economic instability in Brazil, the deterioration of the political environment and continued high interest rates, have all contributed to a decline in market confidence in the Brazilian economy, and have had a significant effect on economic conditions in 2023. Business operations across Latin America, Asia, Europe and the United States in 2023 were affected by supply chain disruption and shortages of components, with a direct impact on the availability of goods and services. In 2023 and early 2024, inflationary pressures continued in Brazil, as it did globally, including as a result of the ongoing war between Ukraine and Russia, the commencement of war between Israel and Hamas, wider tensions in the Middle East, supply chain issues and increases in energy prices. Accumulated inflation for the year ended December 31, 2023, was 4.6% in Brazil. We cannot predict when or whether economic conditions will stabilize globally or in Brazil. Brazilian GDP increased by 2.9% in 2023 but is expected to increase by 1.7% in 2024 according to the Brazilian federal government. While Brazilian GDP increased in 2023, due in part to fiscal incentives granted by the Brazilian government and to a record grain harvest that boosted commodity-linked segments, we cannot assure you that this trend will continue. The macroeconomic outlook for 2024 is marred by high inflation, high interest rates, a deteriorating global economic outlook, and continued uncertainty regarding the continuation or escalation of the war in Ukraine and of the conflict in the Middle East. Furthermore, we believe Brazil is unlikely to repeat another record harvest and, even if it does, the growth could be significantly smaller than growth seen in 2023. Hence, the contribution of the commodity-related segments to overall economic growth is expected to be less significant than in 2023. Brazilian monetary policy is also expected to remain tight.

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

Critical Accounting Estimates and Judgments

Our consolidated financial statements are prepared in accordance with IFRS accounting standards. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in Note 2 to our audited consolidated financial statements, each included elsewhere in this annual report. We believe that the following critical accounting policies are more affected by the significant judgments and estimates used in the preparation of our consolidated financial statements.

Fair Value Measurement of Financial Instruments

When the fair values of financial assets and financial liabilities recorded in our statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques. The inputs into these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to estimate fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. For more information, see Note 6.3 to our audited consolidated financial statements, each included elsewhere in this annual report.

Credit Losses on Trade Receivables

We recognize an allowance for expected credit losses, or ECLs, for trade receivables applying a simplified approach in calculating ECLs. As a result, we do not track changes in credit risk, but rather recognize an allowance for doubtful accounts based on lifetime ECLs at each reporting date. We have established a provision matrix that is based on our historical credit losses, adjusted for forward looking factors specific to the debtors and the economic environment. We consider a trade receivable to be in default when contractual payments are 365 days past due. In certain cases, however, we may also consider a financial asset to be in default when internal or external information indicates that we are unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by us. A trade receivable is written off when there is no reasonable expectation of recovering the contractual cash flows. The information about our allowance for expected credit losses is disclosed in Note 10 to our audited consolidated financial statements, each included elsewhere in this annual report.

Provision for Contingencies

We are a party to proceedings at judicial and administrative levels, as disclosed in Note 20 to our audited consolidated financial statements, included elsewhere in this annual report. The provision for legal proceedings is set up for all proceedings assessed as probable losses. The likelihood of loss is assessed based on available evidence, the hierarchy of laws, case law, most recent court decisions and their relevance within the legal system and the assessment made by the outside legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations, additional exposures identified based on new matters or court decisions.

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

Recent Accounting Pronouncements

New standards, interpretations and amendments adopted by the Vitru Group

We have applied the following standards and amendments for the first time in our annual reporting period commencing January 1, 2023:

●	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement. We changed the information reported regarding our accounting policies so that only the policies of the most relevant values and/or that influence the information normally used by users of the financial statements is presented.

●	Definition of Accounting Estimates – Amendments to IAS 8. We did not need to adopt the amendment due to there being no change in policy or accounting estimates in the current year.
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12. We were not affected by this amendment due to the fact that we already accounted for such transactions in a manner consistent with the new requirements.

New standards and interpretations not yet adopted

The new and amended standards and interpretations that had been issued, but had not yet become effective, up to the date of issuance of the Company’s financial statements are disclosed below. We intend to adopt these new and amended standards and interpretations, if applicable, when they become effective.

●	Classification of Liabilities as Current or Non-current – Amendments to IAS 1 Non-current Liabilities with Covenants – Amendments to IAS 1 Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. Effective date: 1 January 2024.
●	Lease Liability in a Sale and Leaseback – Amendments to IFRS 16 Amendments to IFRS 3 – Reference to the Conceptual Framework. Effective date: 1 January 2024.
●	Supplier finance arrangements – Amendments to IAS 7 and IFRS 7 Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract. Effective date: 1 January 2024.
●	Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28. Effective date: to be defined.

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

Results of Operations

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022 and 2021

The following table sets forth our income statement data for the year ended December 31, 2023, 2022 and 2021:

	For the Years Ended December 31,			Variation
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021

	(in R$ millions, except percentages)
Statement of Profit or Loss at
Net revenue	1,962.5	1,317.3	631.1	645.2	49.0%	686.2	108.7%
Revenue from digital education undergraduate courses	1,414.5	998.2	531.7	416.3	41.7%	466.5	87.7%
Revenue from on-campus undergraduate courses	446.2	251.1	47.0	195.1	77.7%	204.1	434.2%
Revenue from continuing education courses	101.8	68.1	52.4	33.7	49.5%	15.7	30.0%
Cost of services rendered	(669.5)	(502.3)	(240.9)	(167.2)	33.3%	(261.4)	108.5%
Gross profit	1,293.0	815.0	390.2	477.9	58.7%	424.8	108.9%

Selling expenses	(360.4)	(244.9)	(111.5)	(115.5)	47.2%	(133.4)	119.7%
General and administrative expenses	(259.1)	(179.3)	(89.3)	(79.8)	44.5%	(90.0)	100.8%
Net impairment losses on financial assets	(263.5)	(187.5)	(110.7)	(76.0)	40.5%	(76.8)	69.4%
Net impairment losses on financial assets from digital education undergraduate courses	(234.6)	(155.9)	(90.1)	(78.7)	50.5%	(65.8)	73.2%
Net impairment losses on financial assets from on-campus undergraduate courses	(11.3)	(23.6)	(5.0)	12.3	(52.1)%	(18.6)	375.8%
Net impairment losses on financial assets from continuing education courses	(17.6)	(8.0)	(15.6)	(9.6)	120.0%	7.6	(48.6)%
Other income (expenses), net	(8.5)	(2.3)	0.1	(6.2)	269.9%	(2.4)	(3,638.5)%
Operating expenses	(891.5)	(614.0)	(311.4)	(277.5)	45.3%	(302.6)	97.1%
Operating profit	401.6	201.0	78.8	200.5	99.8%	122.2	155.1%

Financial income	61.0	64.6	45.5	(3.6)	(5.6)%	19.1	42.0%
Financial expenses	(366.5)	(264.4)	(74.9)	(102.1)	38.6%	(189.5)	253.0%
Financial results	(305.6)	(199.8)	(29.4)	(105.8)	53.0%	(170.4)	579.2%
Profit before taxes	96.1	1.2	49.4	94.9	7,900.0%	(48.2)	(97.5)%

Current income taxes	(53.6)	(18.0)	(11.3)	(35.6)	197.8%	(6.7)	59.3%
Deferred income taxes	66.4	110.2	32.6	(43.8)	(39.7)%	77.6	238.0%
Income taxes	12.8	92.2	21.3	(79.4)	(86.1)%	70.9	332.9%
Net income for the year	108.9	93.4	70.7	15.5	16.6%	22.7	32.2%

Net Revenue

Net revenue for the year ended December 31, 2023 was R$1,962.5 million, an increase of R$645.2 million, or 49.0%, from R$1,317.3 million for the year ended December 31, 2022. This increase was attributable to increases in net revenue from digital education undergraduate courses, on-campus undergraduate courses and continuing education courses. Net revenue for the year ended December 31, 2022 was R$1,317.3 million, an increase of R$686.2 million, or 108.7%, from R$631.1 million for the year ended December 31, 2021. This increase was attributable to increases in net revenue from digital education undergraduate courses, on-campus undergraduate courses and continuing education courses.

●	Revenue from digital education undergraduate courses. Revenue from digital education undergraduate courses for the year ended December 31, 2023 was R$1,414.5 million, an increase of R$416.3 million, or 41.7%, from R$998.2 million for the year ended December 31, 2022, primarily as a result of the expansion and maturation of operational hubs, and a higher consolidated average ticket in this segment. Revenue from digital education undergraduate courses for the year ended December 31, 2022 was R$998.2 million, an increase of R$466.5 million, or 87.7%, from R$531.7 million for the year ended December 31, 2021. These increases were primarily driven by the increase in the number of students enrolled in our digital education undergraduate courses, as a result of the expansion and maturation of operational hubs, and by the consolidation of UniCesumar’s results within our own.
●	Revenue from on-campus undergraduate courses. Revenue from on-campus undergraduate courses for the year ended December 31, 2023 was R$446.2 million, an increase of 77.6%, from R$251.1 million for the year ended December 31, 2022. This increase was primarily attributable to an increase in the student base due to the slight recovery of the demand for on-campus courses following the end of the COVID-19 pandemic. Revenue from on-campus undergraduate courses for the year ended December 31, 2022 was R$251.1 million, an increase of 434.2%, from R$47.0 million for the year ended December 31, 2021. This increase was primarily attributable to the consolidation of UniCesumar in our results of operations following the closing of the UniCesumar Business Combination given that UniCesumar has significant on-campus activities. The effects of the consolidation of UniCesumar offset a decrease in our revenue in this segment of R$9.3 million for the year ended December 31, 2022, which was primarily attributable to the ongoing shift to digital education supported by the increased number and attractiveness of digital education undergraduate courses.
●	Revenue from continuing education courses. Revenue from continuing education courses for the year ended December 31, 2023 was R$101.8 million, an increase of R$33.7 million, or 49.5%, from R$68.1 million for the year ended December 31, 2022. This increase in revenue from continuing education courses was primarily due to the growth of this business segment as a result of our strategy, adopted in 2022, to expand our offering of complementary offerings to our students. Revenue from continuing education courses for the year ended December 31, 2022 was R$68.1 million, an increase of R$15.7 million, or 30.0%, from R$52.4 million for the year ended December 31, 2021. This increase in revenue from continuing education courses was primarily due to the consolidation of R$15.3 million in revenue from continuing education courses of UniCesumar’s results within our own since the closing of the UniCesumar Business Combination.

Cost of Services Rendered

Cost of services rendered for the year ended December 31, 2023 was R$669.5 million, an increase of 33.3%, from R$502.3 million for the year ended December 31, 2022. This increase was primarily attributable to the impact of the integration of UniCesumar into Vitru, since UniCesumar was reflected in Vitru’s consolidated results for seven months in the year ended December 31, 2022 but for the entire year in the year ended December 31, 2023. Costs of services rendered amounted to 34.1% and 38.1% of net revenue in the years ended December 31, 2023 and 2022, respectively. Accordingly, our gross margin (defined as gross profit divided by net revenue) increased from 61.9% in the year ended December 31, 2022 to 65.9% in the year ended December 31, 2023.

.

Cost of services rendered for the year ended December 31, 2022 was R$502.3 million, an increase of 108.5%, from R$240.9 million for the year ended December 31, 2021. This increase was primarily attributable to an increase of R$150.6 million in personnel costs with the hiring of new tutors to support the growth of our business, as well as an increase in depreciation of R$29.0 million driven by depreciation and amortization relating to content production, rights-of-use assets, and software. As a result of the UniCesumar Business Combination, we experienced an increase in amortization in an amount of R$10.3 million, from the recognition of identifiable assets, in addition to the impact of R$2,298.5 million related to the consolidation of UniCesumar’s results of operations into our own. Costs of services rendered amounted to 38.1% and 38.2% of net revenue in the years ended December 31, 2022 and 2021, respectively. Accordingly, our gross margin (defined as gross profit divided by net revenue) increased from 61.8% in the year ended December 31, 2021 to 61.9% in the year ended December 31, 2022.

Gross Profit

As a result of the foregoing, gross profit for the year ended December 31, 2023 was R$1,293.0 million, an increase of R$478.0 million, or 58.7%, from R$815.0 million for the year ended December 31, 2022. Gross profit for the year ended December 31, 2022 was R$815.0 million, an increase of R$424.8 million, or 108.9%, from R$390.2 million for the year ended December 31, 2021.

Operating Expenses

Operating expenses for the year ended December 31, 2023 were R$891.5 million, an increase of R$277.5 million, or 45.3%, from R$614.0 million for the year ended December 31, 2022. Operating expenses for the year ended December 31, 2022 were R$614.0 million, an increase of R$302.5 million, or 97.1%, from R$311.4 million for the year ended December 31, 2021. These variations are attributable to the following:

●	Selling Expenses. Selling expenses for the year ended December 31, 2023 amounted to R$360.4 million, an increase of R$115.6 million, or 47.2%, from R$244.9 million for the year ended December 31, 2022. This increase was primarily attributable to amortization of intangible assets from the UniCesumar Business Combination in an amount of R$54.5 million related to customer relationships acquired in the business combination and R$47.2 million in online advertising costs, which are aimed primarily at attracting new students to our digital education segment.

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

●	General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2023 were R$259.1 million, an increase of R$79.8 million, or 44.5%, from R$179.3 million for the year ended December 31, 2023, mainly due to (i) higher software and IT maintenance expenses, and (ii) certain non-recurring costs incurred in connection with mergers and acquisitions.

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

●	Net Impairment Losses on Financial Assets. Net impairment losses on financial assets for the year ended December 31, 2023 were R$263.5 million, an increase of R$76.0 million, or 40.5%, from R$187.5 million for the year ended December 31, 2022. On a relative basis, the margin of net impairment losses on financial assets decreased from 14.2% of net revenue in the year ended December 31, 2022 to 13.4% of net revenue in the year ended December 31, 2023. The decrease in net impairment losses on financial assets was primarily due to the increase in the proportion of freshmen (instead of seniors) in our digital education undergraduate courses, as freshmen have historically had a higher rate of default, as well as the macroeconomic scenario in Brazil.

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

●	Net impairment losses on financial assets from digital education undergraduate courses. Net impairment losses on financial assets from digital education undergraduate courses for the year ended December 31, 2023 were R$234.6 million, an increase of R$78.7 million, or 50.5%, from R$155.9 million for the year ended December 31, 2022. The margin of net impairment losses on financial assets from digital education undergraduate courses increased from 15.6% of net revenues in the year ended December 31, 2022 to 16.6% of net revenue in the year ended December 31, 2023.

Net impairment losses on financial assets from digital education undergraduate courses for the year ended December 31, 2022 were R$155.9 million, an increase of R$65.8 million, or 73.2%, from R$90.1 million for the year ended December 31, 2021. The margin of net impairment losses on financial assets from digital education undergraduate courses decreased from 16.9% of net revenues in the year ended December 31, 2021 to 15.6% of net revenue in the year ended December 31, 2022.

In addition to the impacts of the contribution of UniCesumar to our consolidated results for the year ended December 31, 2022, these increases were the result of an increase in the proportion of freshmen (instead of seniors) in each year (compared to the immediately preceding year) in our digital education undergraduate courses, as freshmen have historically had a higher rate of default.

●	Net impairment losses on financial assets from on-campus undergraduate courses. Net impairment losses on financial assets from on-campus undergraduate courses for the year ended December 31, 2023 were R$11.3 million, a decrease of R$12.3 million, or 52.1%, from R$23.6 million for the year ended December 31, 2022. Net impairment losses on financial assets from on-campus undergraduate courses for the year ended December 31, 2022 were R$23.6 million, an increase of R$18.6 million, or 375.8%, from R$5.0 million for the year ended December 31, 2021.
●	Net impairment losses on financial assets from continuing education courses. Net impairment losses on financial assets from continuing education courses for the year ended December 31, 2023 were R$17.6 million, an increase of R$9.6 million, or 120.0%, from R$8.0 million for the year ended December 31, 2022. The margin of net impairment losses on financial assets continuing education courses slightly increased from 11.8% of net revenues in 2022 to 17.3% of net revenue from continuing education courses in 2023.

Net impairment losses on financial assets from continuing education courses for the year ended December 31, 2022 were R$8.0 million, a decrease of R$7.6 million, or 48.6%, from R$15.6 million for the year ended December 31, 2021. The margin of net impairment losses on financial assets continuing education courses slightly decreased from 29.8% of net revenues in 2021 to 11.8% of net revenue from continuing education courses in 2022. These decreases were a result of the impact of the consolidation of UniCesumar results, an increase in the recovery of write-off uncollectible receivables during the year and a decrease in our organic net revenue in this segment.

Other Income (Expenses), Net

We recorded other income (expenses), net of R$8.5 million for the year ended December 31, 2023, compared to other income (expenses), net of R$2.3 million for the corresponding period in 2022. This variation is attributable to the consolidation of UniCesumar’s results of operations in the year ended December 31, 2023, which reflects a full year of UniCesumar’s results whereas the year ended December 31, 2022 only reflected seven months of results of UniCesumar.

We recorded other income (expenses), net of R$2.3 million for the year ended December 31, 2022, compared to other income, net of R$0.1 million for the corresponding period in 2021. This variation is attributable to the consolidation of UniCesumar’s results of operations into our own.

Operating Profit

As a result of the foregoing, we recorded operating profit of R$401.6 million for the year ended December 31, 2023, compared to operating profit of R$201.0 million for the year ended December 31, 2022 and to an operating profit of R$78.8 million for the year ended December 31, 2021.

Financial Results

Financial results for the year ended December 31, 2023 were an expense of R$305.6 million, an increase of R$105.8 million, or 53.0%, from an expense of R$199.8 million for the year ended December 31, 2022. This decrease was primarily attributable to the increase in our financial expenses and by the decrease in our financial income.

●	Financial Income. Financial income for the year ended December 31, 2023 was R$61.0 million, a decrease of R$3.6 million, or 5.6%, from R$64.6 million for the year ended December 31, 2022.

Financial income for the year ended December 31, 2022 was R$64.6 million, an increase of R$19.1 million, or 42.0%, from R$45.5 million for the year ended December 31, 2021. This increase was partially attributable to a R$7.4 million increase in financial investment yield due to an increase in the SELIC rate and an increase of R$9.1 million in the interest earned on tuition fees paid in arrears.

●	Financial Expenses. Financial expenses for the year ended December 31, 2023 were R$366.5 million, an increase of R$102.1 million, or 38.6%, compared to the previous year. This increase was primarily attributable to interest the indebtedness incurred in connection with the acquisition of UniCesumar.

Financial expenses for the year ended December 31, 2022 were R$264.4 million, an increase of R$189.5 million, or 253.0%, compared to the previous year. This increase was primarily attributable to a R$157.2 million increase in interest on loans and financing as a result of the issuance of debentures during the year, in addition to the impact of R$19.1 million as a result of the consolidation of UniCesumar’s results of operations into our own.

Profit before Taxes

As a result of the foregoing, we recorded profit before taxes for the year ended December 31, 2023 of R$96.0 million and an increase of R$94.8 million, or 7,900.0%, compared to profit before taxes for the year ended December 31, 2022 of R$1.2 million, and a profit before taxes of R$49.4 million for the year ended December 31, 2021.

Income Taxes

Income taxes for the year ended December 31, 2023 were a credit of R$12.8 million, a decrease of R$79.4 million, from a credit of R$92.2 million for the year ended December 31, 2022. Income taxes for the year ended December 31, 2022 were a credit of R$92.2 million, an increase of R$70.9 million, from a credit of R$21.3 million for the year ended December 31, 2021. This decrease was primarily attributable to the following:

●	Current Income Taxes. Current income taxes expenses for the year ended December 31, 2023 were an expense of R$53.6 million, an increase of R$35.6 million, or 197.8%, from an expense of R$18.0 million for the year ended December 31, 2022. This increase was primarily attributable to a higher taxable profit in the year ended December 31, 2023 compared to the year ended December 31, 2022.

Current income taxes expenses for the year ended December 31, 2022 were an expense of R$18.0 million, an increase of R$6.7 million, or 59.3%, from an expense of R$11.3 million for the year ended December 31, 2021. This increase was primarily attributable to a higher taxable profit.

●	Deferred Income Taxes. Deferred income taxes for the year ended December 31, 2023 were a credit of R$66.4 million, a decrease of R$43.8 million, or 39.7%, from a credit of R$110.2 million for the year ended December 31, 2022, mainly because we are no longer recognizing the tax on Vitru Brazil's tax losses for the year ended December 31 2023.

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

Net Income for the Year

As a result of the foregoing, we recorded a net income for the year ended December 31, 2023 of R$108.8 million, compared to a net income of R$93.4 million for the year ended December 31, 2022 and a net income of R$70.7 million for the year ended December 31, 2021.

B.Liquidity and Capital Resources

Cash Flows

As of December 31, 2023 and 2022, we had R$21.3 million and R$47.2 million in cash and cash equivalents, respectively. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table shows the generation and use of cash in the year ended December 31, 2023, 2022 and 2021.

	For the Year Ended
	December 31,			Variation
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021

	(in R$ millions, except percentages)
Cash Flow Data
Cash flows provided by operating activities	229.5	121.5	65.0	108.0	88.8%	56.5	86.7%
Cash flows provided by (used in) investing activities	(803.8)	(2,162.1)	100.0	1,358.3	(62.9)%	(2,262.1)	(2,261.7)%
Cash flows provided by (used in) financing activities	548.5	2,012.2	(175.4)	(1,463.7)	(72.8)%	2,187.6	(1,247.3)%

Operating Activities

Our net cash flows from operating activities increased by 88.8% to R$229.5 million in the year ended December 31, 2022, from R$121.5 million in the year ended December 31, 2023, as a result of the following variations. Our profit before taxes increased to R$96.0 million in the year ended December 31, 2023 from a profit of R$1.1 million in the year ended December 31, 2022. The adjustments to reconcile income before taxes to cash provided by operating activities increased to R$823.6 million in the year ended December 31, 2023, from R$555.4 million in the year ended December 31, 2022, mainly because our results of operations for the year ended December 31, 2023 reflected a full year of UniCesumar’s results of operations, whereas our results of operations for the year ended December 31, 2022 only reflected seven months of UniCesumar’s results of operations.

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

Investing Activities

Our net cash flows provided by (used in) investing activities varied to cash provided by investing activities of R$803.8 million in the year ended December 31, 2023, from net cash provided by investing activities of R$2,162.1 million in the year ended December 31, 2022, primarily as a result of payments made in connection with the acquisition of UniCesumar in 2022. In addition, we recorded payments for the acquisition of interests in subsidiaries of R$487.3 million in the year ended December 31, 2023, a decrease of R$1,804.4 million, or 78.7%, compared to R$2,291.7 million in the year ended December 31, 2022.

Our net cash flows provided by (used in) investing activities varied to cash provided by investing activities of R$2,162.1 million in the year ended December 31, 2022, from net cash provided by investing activities of R$100.0 million in the year ended December 31, 2021, primarily as a result of the payments for the acquisition of interests in subsidiaries, net of cash obtained, and the impact from the consolidation of UniCesumar’s results of operations into our own. In addition, we recorded payments for the acquisition of interests in subsidiaries of R$2,291.7 million in the year ended December 31, 2022, an increase of R$2,162.1 million, or 1,691.7%, compared to R$127.8 million in the year ended December 31, 2021.

Financing Activities

Our net cash flows provided by (used in) financing activities varied from net cash provided by financing activities of R$548.5 million in the year ended December 31, 2023 compared to cash used in financing activities of R$2,012.2 million in the year ended December 31, 2022, primarily due to the fact that we had a higher proceeds from the issuance of debentures in the year ended December 31, 2022 than in the year ended December 31, 2023.

Our net cash flows provided by (used in) financing activities varied from net cash provided by financing activities of R$2,012.2 million in the year ended December 31, 2022 compared to cash used in financing activities of R$175.4 million in the year ended December 31, 2021, primarily due to our issuance on May 15, 2022, of two series of debentures, the first series of principal amount R$500 million maturing in May 2024, and the second series of principal amount R$1,450 million maturing in May 2027. See “—Indebtedness” for more information.

Indebtedness

As of December 31, 2023, 2022 and 2021 our total consolidated indebtedness was R$2,509.7 million, R$2,450.9 million and R$161.5 million, respectively, of which (i) R$2,181.8 million, R$1,620.2 million and zero, respectively, consisted of our various series of debentures as described under “—Debentures” below; (ii) nil, R$507.4 million and R$149.8 million, respectively, were payables from the acquisition of subsidiaries; and (iii) R$327.8 million, R$323.3 million and R$161.5 million, respectively, were lease liabilities.

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

Debentures

On May 15, 2022, Vitru Brazil completed its first issuance of debentures, issuing two series of simple, secured, nonconvertible debentures in an offering with restricted distribution efforts directed solely at professional investors in Brazil, in compliance with Rule 476 of the Brazilian Securities Commission (Instrução da Comissão de Valores Mobiliários). The aggregate principal amount of the debentures is R$1,950.0 million, comprised of a first series of debentures in an amount of R$500.0 million and a second series of debentures in an amount of R$1,450.0 million. The first and second series of debentures mature on May 15, 2024, and May 15, 2027, respectively. The interest rate applicable to the debentures was initially equal to the Brazilian daily interbank deposit rate (Depósito Interfinanceiro) plus a spread of 2.60% for the first series of debentures and 2.75% for the second series of debentures. Pursuant to the terms of the debentures, since Vitru did not undertake an equity offering in an amount of at least R$500.0 million within one year following the issuance (i.e., by May 15, 2023), the spread on the first and second series of debentures increased to 2.90% and 3.20%, respectively. Vitru Brazil’s obligations under the first issuance of debentures are guaranteed by certain subsidiaries of Vitru Brazil, namely UniCesumar, Sociedade Educacional Leonardo da Vinci Ltda., Sociedade Educacional do Vale do Itapocu Ltda., Fac Educacional Ltda. and Fair Educacional Ltda. Vitru Brazil’s obligations under the first issuance of debentures are also secured by certain collateral in accordance with Brazilian law, including the share capital of UniCesumar, and the rights related thereto, pursuant to a fiduciary assignment (alienação fiduciária em garantia), and certain receivables of UniCesumar, including from the provision of educational services. The first issuance of debentures is also subject to cross-default and cross-acceleration provisions in relation to other financial agreements entered into by us, Vitru Brazil and certain subsidiaries, including the guarantors. The proceeds from the issuance of the first issuance of debentures were used by Vitru Brazil to pay part of the purchase price in connection with the UniCesumar Business Combination.

On May 5, 2023, we announced that Vitru Brazil completed its second issuance of debentures, issuing simple, secured, nonconvertible debentures in an aggregate principal amount of R$190 million in a public offering directed solely to professional investors in Brazil, in compliance with Rule No. 160 of the CVM. The debentures will mature on May 5, 2028. The interest rate applicable to the debentures will be equal to the Brazilian daily interbank deposit rate (Depósito Interfinanceiro) plus a spread of 2.60% yearly, based on 252 business days. These debentures are secured by a fiduciary assignment of receivables from education services provided by UniCesumar. In addition, they are also guaranteed by the following subsidiaries of Vitru Brazil: Sociedade Educacional Leonardo da Vinci Ltda., Sociedade Educacional do Vale do Itapocu Ltda., Fac Educacional Ltda., Fair Educacional Ltda. and Cesumar.

On December 5, 2023, we announced that Vitru Brazil completed its third issuance of debentures, issuing simple, unsecured, nonconvertible debentures in a private offering directed solely at professional investors in Brazil, in compliance with Resolution 160 of the CVM. The aggregate principal amount of the debentures is R$500 million comprised of a single series that will mature on November 16, 2028. The interest rate applicable to the debentures will be equal to the Brazilian average daily interbank deposit rate (Depósito Interfinanceiro) plus a spread of 2.45% yearly. Vitru Brazil used the net proceeds from the issuance of these debentures first to prepay the last installment of the sellers’ financing in relation to the acquisition of UniCesumar that would be due in May 2024, at an interest rate equal to the Brazilian average daily interbank deposit rate (Depósito Interfinanceiro) plus a spread of 3.0% yearly, thereby extending the maturity profile of its debt, and will use any remaining proceeds to strengthen its cash position. The third issuance of debentures is guaranteed by Sociedade Educacional Leonardo da Vinci Ltda. and UniCesumar.

For further information about our indebtedness, see Notes 14, 17 and 19 to our audited consolidated financial statements included elsewhere in this annual report.

Capital Expenditures

In the years ended December 31, 2023, 2022 and 2021, we made capital expenditures of R$122.6 million, R$97.0 million and R$58.3 million, respectively. These capital expenditures mainly include expenditures related to the purchase of property and equipment and the purchase and capitalization of intangible assets.

Our capital expenditures in the year ended December 31, 2023 totaled R$49.4 million for internal project development, R$17.5 million for IT equipment, R$24.0 million for furniture, equipment and facilities, R$7.8 million for refurbishments related to the accessibility and modernization of certain of our facilities, R$21.9 million for software acquisitions, R$0.6 million for library books and R$1.5 million for leasehold improvements.

Our capital expenditures in the year ended December 31, 2022 totaled R$32.1 million for internal project development, R$8.7 million for IT equipment, R$6.5 million for furniture, equipment and facilities, R$13.1 million for refurbishments related to the accessibility and modernization of certain of our facilities, R$18.8 million for software acquisitions, and R$5.8 million for operation licenses for distance learning, R$0.2 million for library books, R$0.7 million for vehicles and R$11.1 million for improvements in leased properties.

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

Off-Balance Sheet Arrangements

As of December 31, 2023, 2022 and 2021, we did not have any off-balance sheet arrangements.

Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2023:

	Payments Due By Period as of December 31, 2023
				More than
	Less than 1 year	1-3 years	3-5 years	5 years	Total

	(in R$ millions)
Trade payables	112.1	—	—	—	112.1
Lease liabilities	51.6	76.9	96.1	261.4	486.0
Share-based compensation	—	—	2.0	—	2.0
Total	163.6	76.9	98.1	261.4	600.0

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

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

●	the ongoing economic and political crisis in Brazil may adversely affect the performance of the Brazilian economy;
●	potential inflation increases that could cause an increase in interest rates and lower economic growth;
●	developments and the perception of risk in other countries may adversely affect the Brazilian economy;
●	continued market volatility and instability that could affect our revenues;
●	restrictive regulations or government intervention;
●	decreased liquidity in domestic and international capital markets;
●	tax policies that could decrease our profitability;
●	our ability to realize the anticipated benefits of our UniCesumar Business Combination;
●	our ability to realize the anticipated benefits of our corporate reorganization;
●	developments with respect to actual or potential epidemics, pandemics, outbreaks or other public health crises in Brazil and globally; and
●	currency fluctuation and exchange rate controls that could have an adverse impact on international investor.

For more information, see “Item 3. Key Information—D. Risk Factors” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

E.Critical Accounting Estimates

Our financial statements are presented in IFRS accounting standards as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see “—A. Operating Results—Critical Accounting Estimates and Judgments” and note 3 to our audited consolidated financial statements for the fiscal years ended December 31, 2023, 2022 and 2021, included elsewhere in this annual report.

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

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Edson Gustavo Georgette Peli	42	Chairman
Carlos Eduardo Martins e Silva	41	Vice-Chairman
Wilson de Matos Silva	76	Director
Daniel Arthur Borghi	50	Director
Felipe Samuel Argalji	36	Director
Fernando Cezar Dantas Porfírio Borges	54	Director
Mariana Moura Wyatt	41	Director
Weslley Kendrick Silva	47	Director
Aline Leite San Lee Sun	50	Independent Director(1)
Claudia Jordão Ribeiro Pagnano	56	Independent Director(1)
Rivadávia Correa Drummond de Alvarenga Neto	55	Independent Director(1)
(1)	Member of our Audit Committee.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, SC, 88032-005, Brazil.

Edson Gustavo Georgette Peli is the chairman of our Board of Directors since April 18, 2024, and has been a member of our board of directors since September 2, 2020. Mr. Peli also serves on the Board of Directors of Vitru Brazil, a position he has held since October 2015. In addition to our company, Mr. Peli is a member of the Board of Directors of Rede D'Or São Luiz S.A., Combio Energia S.A. and Ri Happy Brinquedos S.A. Mr. Peli was also Managing Director of The Carlyle Group in São Paulo, where he joined in 2008, focusing on investment opportunities in Brazil and other South American countries. Mr. Peli remained with The Carlyle Group until its Brazilian operations were acquired by SPX Capital in May 2021, where he is currently a Partner. Since starting his career in private equity in 2008, Mr. Peli has been involved in the investment and management of more than R$6 billion in investments in the healthcare, education, consumer abd retail and renewable energy sectors. Before joining The Carlyle Group, Mr. Peli worked in the investment banking area at Credit Suisse Brasil S.A., from December 2004 to February 2008, where he was involved in mergers and acquisitions and capital markets, having participated in more than 30 transactions in various sectors. Before joining Credit Suisse Brasil, Mr. Peli worked in the risk analysis area at Banco Citibank S.A., from February 2004 to December 2004. Mr. Peli holds a bachelor's degree in Business Administration from the São Paulo School of Business Administration of the Getulio Vargas Foundation, with a specialization in Corporate Finance and Capital Markets from the University of Texas at Austin.

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

Wilson de Matos Silva is a member and Vice-Chairman of our board of directors since May 20, 2022. Mr. de Matos Silva is the founder and former dean of Unicesumar. He founded the business in 1990. He is also a founder of the educational group Colégio Objetivo – Unidade Maringá. Prior to this, Mr. de Matos Silva was a University Professor at the state university of Universidade Estadual de Maringá-PR and at Universidade Paranaense. Mr. de Matos Silva has a bachelor’s degree in mathematics from Universidade Federal de Santa Catarina as well as a specialization in advanced calculus from Universidade Estadual de Londrina.

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

Fernando Cezar Dantas Porfírio Borges is a member of our board of directors, a position he has held since September 2, 2020. Mr. Borges has previously served on the board of directors of Vitru Brazil, a position he has held since October 2015. In addition to our company, Mr. Borges currently serves on the boards of directors of Ri-Happy Brinquedos S.A., Estok Comércio e Participações Ltda., or Tok & Stok, USS Soluções Gerenciadas S.A. and Grupo Madero and is Vice-Chairman of the board of directors of the Brazilian Association of Private Equity & Venture Capital, or ABVCAP, a member of the board of EMPEA—Emerging Market Private Equity Association and of LAVCA – Latin American Private Equity & Venture Capital Association. Mr. Borges was also a managing Director and head of the Carlyle Group’s South American buyout group focused on private equity investment opportunities in South America. He joined The Carlyle Group in 2007 and was involved in The Carlyle Group’s investments in portfolio companies in Brazil. Mr. Borges stayed with The Carlyle Group until its operations in Brazil were acquired by SPX Capital in May 2021, where he is currently a Partner. Prior to joining The Carlyle Group, Mr. Borges was a managing director at AIG Capital Partners and chief executive officer of AIG Capital Investments do Brasil, being responsible for managing AIG’s private equity activities in Brazil. Prior to his time at the AIG Capital Group, Mr. Borges was a director of Bozano, Simonsen’s private equity division, where he was responsible for managing a private equity fund sponsored by Bozano,

Simonsen Group and Advent International. Cumulatively, Mr. Borges has 18 years of private equity experience in Brazil, having participated in more than 20 transactions in the region. Mr. Borges holds a graduate degree from the Bologna Center of the School of Advanced International Studies of Johns Hopkins University and a bachelor of the arts degree in international relations from Universidade de Brasilia.

Mariana Moura Wyatt is a partner and co-founder at 23S Capital. Prior to 23S Capital, Ms. Wyatt worked for 10 years at Temasek, where she was responsible for investments in Brazil. Before Temasek, she worked in the investment banking departments of Goldman Sachs and Citigroup. She is currently a board member at Bionexo S.A. and Clínica SIM Holdings Ltd. (SiMCo) and a member of the executive committees at Samedil Serviços de Atendimento Médico S.A. (MedSênior). She was also a member of the finance committee of Zamp S.A. (Burger King in Brazil), the strategic committee at Smartfit Escola de Ginástica e Dança S.A. and the risk committee at Superbac Biotechnology Solutions S.A. Ms. Wyatt holds an undergraduate degree in business administration from the Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas and an MBA from Columbia Business School.

Weslley Kendrick Silva is a member of our board of directors since May 20, 2022. Mr. Kendrick Silva is the Head of Institutional Relations at UniCesumar, a position he has held since 2018. Mr. Kendrick Silva has a law degree from UniCesumar, as well as a post-graduate degree in marketing. In addition, Mr. Kendrick Silva has a post-graduate degree in strategic management of third-party organizations from Faculdade Cidade Verde and a master’s degree in leadership from Southeastern University.

Aline Leite San Lee Sun is an independent member of our board of directors, a position she has held since October 12, 2021. Mrs. Sun has over 30 years of experience in financial markets, including being the co-founder and chief executive officer of Guide Investimentos from 2013 to 2020. She was also a consultant at Pacífico Asset Management from 2011 to 2013, a superintendent in the asset management team at Itaú Unibanco from 2009 to 2011 and at Unibanco from 2004 to 2009, a senior product manager at Bank Boston from 2000 to 2004, a senior trader at Banco BBM in Rio de Janeiro and at BBM Securities in New York from 1996 to 1999, and a trader at Banco Icatu S.A. from 1993 to 1996. She has a bachelor’s degree in business economics from the Pontifícia Universidade Católica do Rio de Janeiro, a Certificate of Special Studies in Administration Management at Harvard Business School, and a certificate from the Advanced Boardroom Program for Women at Saint Paul Escola de Negócios.

Claudia Pagnano is an independent member of our board of directors, a position she has held since September 2, 2020. Ms. Pagnano has been an independent member of the board of directors of Vix Logistica SA serving their board, audit committee, ESG and people committee and market committee. From 2017 until 2019, she worked at Condor S/A, first as an independent business advisor and then as the chairwoman of its strategy and innovation committee. She also acts as an independent member of the board at Brado Logistica, a company which is part of Grupo COSAN in Brazil. She is also a consulting member of Security SA and a pro bono member of Cruz Vermelha do Brasil – São Paulo Chapter, the largest nonprofit humanitarian organization in the world. Ms. Pagnano is also one of the nine founders of WCD (Women Corporate Directors), Brazil chapter, a non-profit foundation that aims to increase the participation of women in positions of boards of directors. Prior to that, she was Chief Executive Officer at Abrakidabra, Chief Commercial Officer at Gol Linhas Aéreas, Managing Director of the Brazilian Division of Brazil Foods-BRF, Chief Marketing Officer and Private Label Vice-President of Grupo Pão de Açucar, Chief Marketing Officer at BankBoston and Unibanco, Consumer Films Business Director for Brazil and Latin America at Eastman Kodak Company and Marketing Category Director at Colgate Palmolive. Ms. Pagnano holds a bachelor’s degree in Communication and Marketing from Escola Superior de Propaganda e Marketing, including extension courses in Finance from Fundação Getúlio Vargas (FGV) and has also received a certificate in Digital Transformation & Innovation from the University of California, Berkeley in 2018.

Rivadávia Correa Drummond de Alvarenga Neto is an independent member of our board of directors, a position he has held since September 2, 2020. Dr. Drummond is Clinical Assistant Professor at the W. P. Carey School of Business at Arizona State University, Faculty Lead for Arizona State University’s new M.S. degree in Innovation & Venture Development. Prior to joining the W. P. Carey School of Business at Arizona State University, Dr. Drummond was an original partner and board member of the Anima Educational Group Brazil, between 2018 and 2020, he was a Visiting Associate Professor at the Hong Kong Polytechnic University and The University of Hong Kong, Hong Kong, SAR, China. Dr. Drummond is also founding partner and Executive Director of Rivadavia & Associates. Dr. Drummond was a

post-doctoral fellow and visiting scholar at the University of Toronto, Canada, in 2009, holds (i) a PhD in Information Studies, I-School from the Federal University of Minas Gerais (UFMG), in which he had his PhD Dissertation nominated for the award “Best Brazilian Dissertation in the field,” (ii) a MSc in Information Studies, I-School, from the Federal University of Minas Gerais (UFMG), (iii) an MBA in International Business, from the Catholic University of Minas Gerais and (iv) a bachelor’s degree in Business from the Federal University of Minas Gerais.

Board Diversity Matrix (as of December 31, 2023)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	11

					Did Not Disclose
Part I: Gender Identity	Female	Male		Non-Binary	Gender
Directors:	3	8		—	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:			2
LGBTQ+:			—
Did not Disclose Demographic Background:			—

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong management team led by William Victor Kendrick de Matos Silva, our chief executive officer, with broad experience in the education industry. Our executive officers were appointed by our board of directors to hold office until their successor shall be appointed or their earlier removal from, or vacation of, office.

The following table lists our current executive officers:

Name	Age	Position
William Victor Kendrick de Matos Silva	43	Chief Executive Officer
Carlos Henrique Boquimpani de Freitas(1)	48	Chief Financial and Investor Relations Officer
Ana Paula Rodrigues	50	Chief People and Management and Services Officer
(1)

Carlos Freitas has resigned from his position as Chief Financial and Investor Relations Officer, effective April 30, 2024. We are currently searching for a replacement for Mr. Freitas. If a replacement is not found in time, Willian Victor Kendrick de Matos Silva is expected to assume the role of Chief Financial and Investor Relations Officer on an interim basis.

Unless otherwise indicated, the current business addresses for our executive officers is Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, SC, 88032-005, Brazil.

William Victor Kendrick de Matos Silva is our Chief Executive Officer, a position he has held since May 20, 2022. Mr. Kendrick de Matos Silva is the former Head of Distance Learning at UniCesumar. Mr. Kendrick de Matos Silva has a master’s degree in public policy management from Universidade do Vale do Itajaí and a bachelor’s degree in physiotherapy from Centro Universitário de Maringá.

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

Directors’ and Officers’ Insurance

As of December 31, 2023, we contracted civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties in Brazil.

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

For the fiscal years ended December 31, 2023, 2022 and 2021, our directors, executive officers and senior management received a total compensation in the amount of R$28.9 million, R$2.2 million, and R$19.2 million, respectively.

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

Long-Term Incentive Plan

We have share option plans in place as described below. See also notes 3(g) and 23 to our audited consolidated financial statements included elsewhere in this annual report.

Vitru Limited recorded a reversal with share option plans of R$9.4 million and R$6.0 million in the years ended December 31, 2023 and 2022, respectively. For the year ended on December 31, 2021, prior to the one-to-31 contribution, Vitru Brazil recorded expense with share option plans of R$6.5 million.

Awards under certain of the equity compensation plans which we make available to our directors, executive officers and members of our management may vest on the completion of the merger with Vitru Brazil. Following the merger with Vitru Brazil, these equity compensation plans will be replaced by substantially similar plans at the level of Vitru Brazil.

First Share Option Plan

Certain members of our management participate in the first share option plan of Vitru Brazil, which was approved on June 8, 2017 and migrated to Vitru Limited in September 2020. The first share option plan is administered and managed by our board of directors and the share option plan management committee. As of December 31, 2023, we have four separate programs to grant rights in place under the first share option plan (approved on June 23, 2017 with respect to the first, July 31, 2018 with respect to the second, and August 30, 2019 with respect to the third and fourth programs).

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

The first share option plan provides for the granting of up to 25,471,110 common share options with no par value (before the issuance of new common shares to our Principal Shareholders in a one-to-31 exchange for the shares of Vitru Brazil contributed to us, equivalent to 821,649 options after the one-to-31 contribution), representing up to approximately 5.0% of the number of common issued by Vitru Brazil as of the date the plan was approved. In 2019 and 2018, 1,834,105 and 1,487,665 vested shares (before the one-to-31 contribution), respectively, were exercised under the first program at an average exercise price of R$1.02 and R$0.98, respectively.

In the year ended December 31, 2023, a total of zero options (after the one-to-31 contribution) were exercised under the first program. As of December 31, 2023, Vitru Limited had a total of 26,610 share options outstanding under the first share option plan. See also Note 23 to our audited consolidated financial statements, included elsewhere in this annual report.

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

We reserved up to 5.0% of our common shares for issuance under our equity incentive plan. As of December 31, 2023, Vitru Limited had a total of 1,048,454 share options outstanding under the Second LTIP. See also Note 23 to our audited consolidated financial statements, included elsewhere in this annual report.

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

The audit committee is governed by a charter that complies with Nasdaq rules. The audit committee is responsible for, among other things:

●	the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;
●	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
●	reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;
●	obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;
●	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;
●	reviewing with management and the independent auditor, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS accounting standards methods on the financial statements; and other critical accounting policies and practices of the Company;
●	reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;
●	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and
●	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

D.Employees

As of December 31, 2023, we had 10,922 employees, 8.6% of which were based in our offices in the cities of Indaial and Florianópolis, in the State of Santa Catarina, and 91.4% based elsewhere in Brazil. Over 33.2% of our employee base has an undergraduate degree and 45.6% hold a postgraduate qualification, master’s degree, or doctorate.

The table below breaks down our full-time personnel by function as of the dates indicated:

	As of December 31,
Number of Employees by function	2023(1)	2022(1)	2021
Management	11	11	7
Student Support and Academic Staff	3,875	4,127	1,715
Local tutors	4,295	3,437	3,391
General and Administrative	1,782	1,987	681
Technology and Content Development	382	401	95
Sales and Marketing	577	214	147
Full-time Personnel	10,922	10,177	6,036
(1)	Includes non-temporary independent contractors.

	As of December 31,
Number of Employees by region	2023(1)	2022(1)	2021
South	7,723	7,212	3,289
Northeast	1,159	1,029	959
Midwest	722	738	634
Southeast	799	708	621
North	519	490	533
Full-time Personnel	10,922	10,177	6,036
(1)	Includes non-temporary independent contractors.

Leading us is a management team with experience in renowned education companies, as well as diverse backgrounds across banking, financial management, and technology.

We closely monitor our employees’ satisfaction rate, through a survey conducted by Great Place to Work, which granted us the certificate of a great place to work. Uniasselvi was also awarded as one of the top 20 companies to work for in the State of Santa Catarina in 2023 for the fifth consecutive year in the Big Companies category, which considers companies with over 1,000 employees.

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

In addition, as of December 31, 2023, we had 138 temporary personnel among our employees and 103 independent contractors.

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

The percentages of beneficial ownership in the table below are calculated on the basis of 33,543,107 common shares outstanding as of March 31, 2024.

	Shares		% of Total
	Beneficially Owned	%	Voting Power
5% Shareholders
Compass Group LLC(1)	4,767,953	14.2	14.2
Neuberger(2)	4,355,932	13.0	13.0
The Carlyle Group(3)	4,164,314	12.4	12.4
Crescera(4)	3,852,266	11.5	11.5
Vinci Partners(5)	3,454,278	10.3	10.3
23S Capital(6)	3,190,790	9.5	9.5
SPX Capital(7)	2,082,157	6.2	6.2
Board of Directors and Executive Officers(8)
Carlos Eduardo Martins e Silva	—	—	—
Wilson de Matos Silva	1,099,205	3.3	3.3
Daniel Arthur Borghi	—	—	—
Edson Gustavo Georgette Peli	—	—	—
Felipe Samuel Argalji	—	—	—
Fernando Cezar Dantas Porfírio Borges	—	—	—
Mariana Moura Wyatt	—	—	—
Weslley Kendrick Silva	*	*	*
Aline Leite San Lee Sun	—	—	—
Claudia Jordão Ribeiro Pagnano	—	—	—
Rivadávia Correa Drummond de Alvarenga Neto	—	—	—
William Victor Kendrick de Matos Silva	*	*	*
Carlos Henrique Boquimpani de Freitas	*	*	*
Ana Paula Rodrigues	*	*	*
*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.
(1)	The information provided is based on the Schedule 13G/A filed by Compass Group LLC on February 14, 2024.
(2)	The information provided is based on the Schedule 13G jointly filed by NB Alternatives Advisers LLC and NB Verrocchio LP on February 16, 2021.
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

(4)

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

(5)

Vinci Partners includes Vinci Capital Gestora de Recursos Ltda., Vinci Capital Partners II J Beta Fundo de Investimento Em Participações Multiestratégia, Agresti Investments LLC, Botticelli Investments LLC, Caravaggio Investments LLC and Raffaello Investments LLC. The information provided is based on information provided to Vitru Cayman and the Schedule 13G/A filed jointly by those persons on February 8, 2024.

(6)	The information provided is based on the Schedule 13G filed by DBOAT I Fundo de Investimento em Participações Multiestratégia on November 2, 2023.
(7)

Fundo Brasil de Internacionalização de Empresas — FIP Multiestratégia II, “Fundo Brasil,” is the record holder of the securities reported therein. SPX Private Equity Gestão de Recursos Ltda., “SPX PE,” formerly named TCG Gestor Ltda., is the portfolio manager of Fundo Brasil. The address of SPX Private Equity Gestão de Recursos Ltda. is Avenida Brigadeiro Faria Lima, 3,732, 21st floor, Itaim Bibi, São Paulo, SP, Brazil, CEP 04538-132. The address of Fundo Brasil is Praça XV de Novembro, No. 20, Sls. 201, 202, 301 and 302, Centro, Rio de Janeiro — RJ, Brazil, 20010. The information provided is based on information provided to the Company and the Schedule 13G/A filed by those entities on February 14, 2024.

(8)	Information provided to the Company by members of the Board of Directors and Executive Officers, as of December 31, 2023.

B.Related Party Transactions

We have set forth below a summary of our principal related party transactions. See also Note 24 to our audited consolidated financial statements, each included elsewhere in this annual report.

We hold shares (quotas) in certain investments funds managed by Vinci Partners, an insurance policy issued by Austral Seguradora S/A and uses the services of the law firm Kloch Advocacia. Each of these entities are related parties of the Company. The balance of these investments is as follows as of the dates indicated:

	As of and for the year ended December 31,
	2023	2023	2022	2021

	U.S.$	R$
	(in millions)
Joint operations
CESUTEC - Centro De Ensino Sistematizado e Tecnologia da Educacao	—	—	(2.0)	—
WM Administracao e Participacoes Ltda	—	—	(1.8)	—
PL Administracao e Participacoes Ltda	—	—	(0.8)	—
Net revenue	—	—	(4.5)	—

Leases
SOEDMAR - Sociedade Educacional De Maringa Ltda.
Right-of-use assets	33.9	164.2	160.2	—
Depreciation expense	(0.9)	(4.3)	(5.1)	—
Lease liabilities	35.0	169.3	165.1	—
Interest on lease	(2.0)	(9.5)	(13.1)	—

WM Administracao e Participacoes Ltda
Right-of-use assets	0.6	2.9	2.8	—
Depreciation expense	(0.0)	(0.2)	(0.3)	—
Lease liabilities	0.6	3.0	2.9	—
Interest on lease	(0.0)	(0.2)	(0.3)	—

Short-term investments
FI Vinci Renda Fixa Crédito Privado
Short-term investments (balance)	—	—	—	—
Financial income	—	—	—	0.2

Donations
ICETI - Instituto Cesumar de Ciência, Tecnologia e Inovação
Other income (expenses), net	(0.7)	(3.6)	(3.3)	—

Insurance
Austral Seguradora S.A.
Prepaid expenses (balance)	—	—	—	0.2
General and administrative expenses	—	—	(0.2)	(0.3)

Legal services
Kloch Advocacia
General and administrative expenses	—	—	(0.1)	(0.2)

Loans
Working capital funding
Vitru Brasil Empreendimentos, Participações e Comercio S.A.	1.7	8.2	—	—
(1)

For convenience purposes only, amounts in reais as of December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.841 to U.S.$1.00, the commercial purchase rate for U.S. dollars as of December 31, 2023 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Related Person Transactions Policy

Our related party transactions policy defines the concepts of related party, related party transaction and requires certain related party transactions policy to be approved by our audit committee.

The related party transactions policy also includes certain exceptions, details review periods and sets out the process involved in submitting transactions for approval.

Registration Rights Agreement

On September 17, 2020, we entered into a registration rights agreement with certain of our significant shareholders, or the Original Registration Rights Agreement. On November 10, 2022, we entered into an Amended and Restated Registration Rights Agreement with our Principal Shareholders, amending the Original Registration Rights Agreement and pursuant to which Crescera became a party and became entitled to certain rights similar to the rights granted to Vinci Partners and Carlyle SPX (as defined in the Amended and Restated Registration Rights Agreement) under the Original Registration Rights Agreement. Furthermore, on October 24, 2023, we entered into another Amended and Restated Registration Rights Agreement with our Principal Shareholders, amending the Registration Rights Agreement and pursuant to which 23S became a party and became entitled to certain rights similar to the rights granted to Vinci Partners, Carlyle SPX and Crescera (as defined in the Amended and Restated Registration Rights Agreement) under the Registration Rights Agreement.

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

Lease Agreements

Some of the properties in which we operate, including properties where some of our campuses are located, are owned and operated, directly or indirectly, by certain of the former shareholders of UniCesumar (including our current CEO and two Vitru directors). Specifically, on May 20, 2022, UniCesumar entered into a lease agreement with Soedmar Sociedade Educacional de Maringá Ltda., or “Soedmar,” pursuant to which Soedmar agreed to lease to UniCesumar certain properties at Campus Maringá located in the State of Paraná; Campus Ponta Grossa, located in the State of Paraná; Campus Londrina, located in the State of Paraná; Campus Curitiba, in the State of Paraná; and Terreno Londrina.

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

C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with IFRS accounting standards.

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

As of December 31, 2023, we were parties to 2,269 proceedings in an aggregate amount of R$176.5 million, and we had recorded provisions in our financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules in an aggregate amount of R$41.9 million. As of the same date, we had surety bonds in an aggregate amount of R$33.4 million in relation to our legal proceedings. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Unfavorable decisions in our legal or administrative proceedings may adversely affect us.”

Civil Matters

As of December 31, 2023, we were party to 1,846 judicial and administrative proceedings of a civil nature in a total aggregate amount of R$25.6 million. Out of the 1,846 judicial and administrative civil proceedings in which we are involved, (i) 275 are classified as having a remote chance of loss, (ii) 1,122 are classified as having a possible chance of loss, and (iii) 449 are classified as having a probable risk of loss. As of December 31, 2023, we have recorded a provision of R$7.8 million for the proceedings with a probable chance of loss. The civil claims to which we are a party generally relate to consumer claims, including those related to alleged undue collection of tuition fees and rates, delay in the issuance of certificates and diplomas, undue collection of tuition fees for students that have been granted scholarships and public financing and denial of enrollment in courses, among others. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

Labor Matters

As of December 31, 2023, we were party to 401 labor-related judicial and administrative proceedings in a total aggregate amount of R$66.1 million, including proceedings relating to collective claims filed by labor unions against us for alleged non-compliance with collective bargaining agreements. Out of the 401 labor-related judicial and administrative proceedings in which we are involved, (i) 33 are classified as having a remote risk of loss, (ii) 179 are classified as having a possible chance of loss, and (iii) 189 are classified as having a probable risk of loss. We have recorded a provision of R$34.0 million for the proceedings with a probable chance of loss. In general, the labor claims to which we are a party were filed by former employees or third parties employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, salary equalization, vacation payments and/or failure to provide vacation, severance payments and termination fees, and indemnification obligations arising under Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Tax and Social Security Matters

As of December 31, 2023, we were party to 22 judicial and administrative tax and social security proceedings in a total aggregate amount of R$84.7 million as a result of which we may be held liable for a payment to tax and social security authorities. Out of the 22 tax-related judicial and administrative proceedings in which are involved, (i) 14 are classified as having a remote risk of loss, (ii) 7 are classified as having a possible chance of loss, and (iii) 1 is classified as having a probable risk of loss. We have recorded a provision of R$6.4 million for the proceedings with a probable chance of loss. As of December 31, 2023, we had surety bonds in an aggregate amount of R$33.4 million in relation to tax and social security matters. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

As of December 31, 2023, we were party to three administrative proceedings in relation to a tax infraction notice issued by the Finance Department of the Municipality of the City of Porto Alegre for the total amount of R$48.5 million. We estimate that the chance of loss in these proceedings is possible. The infraction notice relates to amounts of ISS tax allegedly due by us (plus a 150% fine and late payment interest, for the period from January 2012 to April 2023). According to the Porto Alegre tax authorities, the digital education educational services we provide from our headquarters in Indaial in the State of Santa Catarina are subject to ISS tax levied by the City of Porto Alegre, in which we maintain a digital education center. We have challenged this interpretation in administrative proceedings and in judicial court. Pursuant to the purchase and sale agreement relating to our acquisition of Sociedade Educacional Leonardo da Vinci Ltda., Sociedade Educacional do Vale do Itapocu Ltda., FAIR Educacional Ltda. and FAC Educacional Ltda., the sellers are liable to reimburse us for amounts accrued prior to February 29, 2016 in connection with these proceedings if a decision unfavorable to us is issued. See Note 20 to our audited consolidated financial statements included elsewhere in this annual report.

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant change since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.Offer and Listing Details

On September 22, 2020, we completed our initial public offering. Our common shares have been listed on the Nasdaq Global Select Market since September 18, 2020 under the symbol “VTRU.”

B.Plan of Distribution

Not applicable.

C.Markets

For a description of our publicly traded common shares, see “—A. Offer and listing details.”

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

Our Memorandum and Articles of Association authorize the issuance of up to 1,000,000,000 shares of our authorized share capital. As of December 31, 2023, we had 33,826,199 common shares of our authorized share capital issued and outstanding. As of March 31, 2024, 33,543,107, common shares of our authorized share capital were issued and outstanding.

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

Recent Amendments to our Memorandum and Articles of Association

On October 23, 2023, our shareholders resolved to amend and restate our Articles of Association. The purpose of the amendments was to give 23S certain rights, which are substantially similar to the rights granted to Vinci Partners, Carlyle SPX and Crescera.

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

As of December 31, 2023, Vitru had a total issued and outstanding share capital of U.S.$1,691.31, divided into 33,826,199 common shares. As of March 31, 2024, Vitru had a total issued and outstanding share capital of U.S.$1,677.15 divided into 33,543,107 common shares.

Treasury Shares

As of December 31, 2023, Vitru had no shares in treasury.

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

The Articles of Association also provide that each of Vinci Partners, Carlyle SPX, Crescera and 23S, for so long as it holds not less than 15 per cent of the voting shares in issue, shall be entitled to appoint up to two persons to act as directors, and that each of Vinci Partners, Carlyle SPX, Crescera and 23S, for so long as it holds not less than 5 per cent and not more than 15 per cent of the voting shares in issue, shall be entitled to appoint one person to act as a director. Each of Vinci Partners, Carlyle SPX, Crescera and 23S shall be entitled to remove any of the directors so appointed. The Articles of Association also provide that, notwithstanding the above director appointment rights, for so long as Crescera holds not less than 5 per cent and no more than 15 per cent of the voting shares in issue and does not transfer any of its common shares between November 20, 2023, and the date of the annual shareholder meeting of the Company to be held in 2024 (which shareholder meeting shall not be held earlier than May 1, 2024), it shall be entitled to appoint two persons to act as directors. Such additional right will automatically cease to apply after the annual shareholder meeting of the Company to be held in 2024.

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

Proceedings of the Board of Directors

The Articles of Association provide that Vitru’s business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) provided that such a majority must include at least one director appointed by Carlyle SPX, one director appointed by Vinci Partners, one director appointed by Crescera and one director appointed by 23S, for so long as each of them enjoys director appointment rights under the Articles of Association. If such a quorum is not present within half an hour from the time appointed for a meeting of the board of directors, or if during a meeting such quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place or at such time and place as determined by the directors present at such meeting. If a quorum is not present at any such adjourned meeting within half an hour from the time appointed, then the meeting shall proceed. Business at any board meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

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

Business Opportunities

The Articles of Association also provide that, to the fullest extent permitted by applicable law and except as may be otherwise expressly agreed in writing by Vitru, on the one hand, and Carlyle SPX, Vinci Partners, Neuberger, Crescera or 23S, on the other hand, Vitru, on behalf of itself and its subsidiaries, renounces and waives any interest or expectancy of Vitru and its subsidiaries in, or in being offered an opportunity to participate in, directly or indirectly, any potential transactions, matters or business opportunities (including, without limitation, any business activities or lines of business that are the same as or similar to those pursued by, or competitive with, Vitru or any of its subsidiaries or any dealings with customers or clients of Vitru or any of its subsidiaries) that are from time to time presented to Carlyle SPX, Vinci Partners, Neuberger, Crescera or 23S or any of their respective officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries (other than the Company and its subsidiaries), even if the transaction, matter or opportunity is one that Vitru or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. None of Carlyle SPX, Vinci Partners, Neuberger, Crescera nor 23S, nor any of their respective officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries shall be liable to Vitru or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person pursues, acquires or participates in such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to Vitru or its subsidiaries, unless, in the case of any such person who is a director or officer of Vitru, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of Vitru.

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

Furthermore, on October 24, 2023, we entered into another Amended and Restated Registration Rights Agreement with Vinci Partners, The Carlyle Group, SPX Capital, Neuberger, Crescera and 23S, pursuant to which 23S became a party to the Registration Rights Agreement and became entitled to certain rights similar to the rights granted to Vinci Partners, Carlyle SPX and Crescera under the Registration Rights Agreement.

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

C.Material Contracts

See “Item 4. Information on the Company—A. History and Development of the Company—Our History” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resource— Indebtedness—Debentures” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.”

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

This summary applies only to U.S. Holders (as defined below) that hold our common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

Sensitivity Analysis

The following table demonstrates our sensitivity to a reasonably possible change in interest rates on short-term investments and accounts payable from acquisition of subsidiaries. With all variables held constant, our profit before income taxes was affected by the impact on floating interest rate as follows as of December 31, 2023:

					Increase / Decrease in
					Interest Rate
	Balance as of
	December 31,	Index - % per	Probable		Possible	Remote
	2023	Year	Scenario	Risk	Scenario 25%	Scenario 75%

	(in R$ millions, except as otherwise indicated)
Short-term investments	220,301.0	100% CDI – 13.04%	28,727.3		21,545.4	7,181.8
Trade receivables	12,375.0	IPCA – 4.62%	571.7		714.7	1,000.5
Lease liabilities	327,834.0	IGP-M – 3.17%	10,392.3		12,990.4	18,186.6

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

Customer credit risk is managed by us based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 10 to our audited consolidated financial statements included elsewhere in this annual report, for additional information on our trade receivables.

Credit risk from balances with banks and financial institutions is managed by our treasury department in accordance with our policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

Our maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2023, 2022 and 2021 is the carrying amounts of our financial assets.

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

The following table demonstrates our sensitivity to a reasonably possible change in exchange rates on cash and cash equivalents.

Depreciation of exchange rate
	Balance as of				Possible Scenario	Remote Scenario
	December 31,		Current	Probable	- Exchange Rate	- Exchange Rate
	2023	Currency	Exchange Rate	Scenario(1)	Variation 25%	Variation 75%

(in R$ millions, except as otherwise indicated)
Cash and cash equivalents	8.3	U.S.$	4.841	—	(2.1)	(6.2)
(1)

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

ITEM 15. CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2023, due to the material weakness mentioned in “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—A material weakness in our internal control over financial reporting has been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed,” to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management concluded that, as of December 31, 2023, our internal control over financial reporting was not effective due to our insufficient accounting resources and processes necessary to fully comply with the reporting and compliance requirements of IFRS accounting standards and the SEC, which resulted in a material weakness as further discussed under “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—A material weakness in our internal control over financial reporting has been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.” A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim condensed consolidated financial statements will not be prevented or detected on a timely basis.

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

D.Changes In Internal Control over Financial Reporting

We have implemented certain additional internal controls over financial reporting during the period covered by this annual report including, the enhancement and implementation of certain information technology controls as well as implementation of information technology policies, improvements in our financial statements processes for maintaining a formal process for reviewing and approving accounting entries, as well as recording them in internal policies, in addition to improving the process for disclosing complex stock-based compensation plan transactions. These changes occurred during the year ended December 31, 2023, and we believe they have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2023 and 2022. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2023 and 2022.

	2023	2022

	(in R$ millions)
Audit fees(1)	2.1	1.8
All other fees(2)	0.8	2.1
Total	2.9	3.9
(1)	“Audit fees” are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our financial statements, interim reviews and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC.
(2)	“All other fees” are fees billed for products and services provided by the principal accountant, other than the services reported in “Audit fees”, such as due diligence in connection with mergers and acquisitions.

Our audit committee charter provides that the audit committee shall previously approve the audit services and non-audit services (including fees and terms) to be provided by the Company’s independent auditor, in accordance with the pre-approval policies and procedures established by the audit committee.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table reflects purchases of our common shares, by us or our affiliated purchasers in 2023.

Calendar Months	Total Number of Common Shares Purchased(1)	Average Price Paid per Common Shares in R$(2)	Average Price Paid per Common Shares in US$	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs(3)(4)	Maximum Number of Common Shares that May Yet Be Purchased Under the Plans or Programs(3)(4)
January 2023	—	—	—	—	—
February 2023	—	—	—	—	—
March 2023	—	—	—	—	—
April 2023	—	—	—	—	—
May 2023	10,815	R$ 77.21	U.S.$ 15.95	10,815	489,185
June 2023	35,987	R$ 75.81	U.S.$ 15.66	35,987	453,198
July 2023	10,361	R$ 76.58	U.S.$ 15.82	10,361	442,837
August 2023	7,272	R$ 76.92	U.S.$ 15.89	7,272	435,565
September 2023	4,037	R$ 76.29	U.S.$ 15.76	4,037	431,528
October 2023	18,331	R$ 69.37	U.S.$ 14.33	18,331	413,197
November 2023	120,266	R$ 60.27	U.S.$ 12.45	120,266	292,931
December 2023	30,813	R$ 67.00	U.S.$ 13.84	30,813	262,118
Total	237,882	R$ 72.43	U.S.$ 14.96	237,882	—
(1)	In the year ended December 31, 2023, no common shares were purchased other than through a publicly announced plan or program by us.
(2)	Common shares were purchased in open market purchases in U.S. dollars. For convenience purposes only, amounts in U.S. dollars have been translated to Brazilian reais using an exchange rate of R$4.841 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(3)	On May 11, 2023, we announced that our board of directors had approved a buyback program of our common shares for up to 500,000 common shares until the earlier of the completion of the buybacks and May 15, 2024. The buyback program was terminated in the first quarter of 2024.
(4)	The number entered in the “Total” row of the column “Maximum Number (or Approximate Dollar Value) of common shares that May Yet Be Purchased Under the Plans or Programs” refers to the number of shares which may be repurchased in the periods as approved by our board of directors.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

PricewaterhouseCoopers Auditores Independentes Ltda. was previously appointed as our independent registered public accounting firm. On April 18, 2024, our board of directors, as recommended by our audit committee, approved the dismissal of PricewaterhouseCoopers Auditores Independentes Ltda. Such dismissal will become effective upon completion by PricewaterhouseCoopers Auditores Independentes Ltda. of its audit of the financial statements of Vitru Limited as of and for the year ended December 31, 2023 and the filing of the related Form 20-F.

PricewaterhouseCoopers Auditores Independentes Ltda.’s report on our financial statements for each of the fiscal years ended on December 31, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through the date of dismissal, there have been no disagreements with PricewaterhouseCoopers Auditores Independentes Ltda. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers Auditores Independentes Ltda. would have caused PricewaterhouseCoopers Auditores Independentes Ltda. to make a reference thereto in their audit reports for such fiscal years.

During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through the date of dismissal, there were “reportable events” as defined under Item 16F(a)(1)(v) of Form 20-F as follows:

In connection with the audits of our consolidated financial statements, we identified a material weakness in our internal control over financial reporting. The material weakness identified relates to our insufficient accounting resources and processes necessary to comply with the reporting and compliance requirements of IFRS accounting standards and the SEC. Specifically, a material weakness was identified that relates to our insufficient accounting resources and processes necessary to comply with the reporting and compliance requirements of IFRS accounting standards and the SEC. For more information on this material weakness, see “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry― A material weakness in our internal control over financial reporting has been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.”

We have provided PricewaterhouseCoopers Auditores Independentes Ltda. with a copy of the foregoing disclosure and have requested that PricewaterhouseCoopers Auditores Independentes Ltda. furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as “Exhibit 16.1 — Letter from PricewaterhouseCoopers Auditores Independentes Ltda. to the SEC, dated April 30, 2024 regarding the change in independent registered public accounting firm” to this annual report.

As of the date of this annual report, we have not yet appointed a new independent public accounting firm for the audit of our financial statements for the year ending December 31, 2024.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the insider trading policy is included as an exhibit to this annual report. Since its effective date, we have not waived compliance with our statement of trading policies.

ITEM 16K. CYBERSECURITY

Cybersecurity risk management is an integral part of our risk management process. To prevent and detect cyber attacks on our systems and databases, we rely on risk management through internal controls in our technical environment operating on the following fronts:

●	controls for the treatment of malware contamination risks (next-generation firewalls and antivirus/Endpoint Detection and Response (EDR) with artificial intelligence);
●	controls for risks of theft and privilege escalation (with controls for monitoring physical, logical, and remote access);
●	controls for risks related to exposure to vulnerabilities in general (such as daily monitoring of vulnerabilities via SOC (Security Operations Center), which provides reports on patch updates that communicate any exposure to new risks, application of penetration tests (pentests), detections related to social engineering, such as phishing tests, and others);
●	cybersecurity controls monitored 24/7 by the SOC (Security Operations Center) with intelligence against attacks, threat hunting, and analysis and response of incidents in a managed manner;
●	controls for data loss risks (backups with immutability performed for all critical systems, in addition to the existence of a policy that guides the procedures related to this operation); and

●	controls for risks related to changes in the technological environment related to the management of changes (environmental changes are controlled based on an internal policy which provides that the process and proposed changes are only implemented after evaluation and approval of an internal change committee).

The operation of these controls and processes occurs based on initiatives from the information technology team, especially its leadership and the four Business Process Owners, linked to the Vitru Business Process Owners, Community, a group of employees responsible for executing all internal controls installed in the Company. In conducting its activities, the information technology department also relies on partnerships with companies with certified professionals who provide specialized services in various information technology matters.

We also have operating committees, such as the information security management committee, composed of a multidisciplinary group of employees from various areas of knowledge of information technology. Its purpose is to address matters related to Information Security and Business Continuity, in compliance with internal requirements and policies, as well as with external requirements and policies, based on generally accepted best practices and information technology standards, such as NIST (National Institute of Standards and Technology), a body that develops and promotes measures, standards, and technology. We also have a privacy committee, which has a prevention, guidance, and recommendation role, while also coordinating activities within the Company related to protection, information security and privacy processes.

We also have a wide range of policies and procedures prepared by the information technology department and disclosed to all our employees. We also invest in information security and privacy awareness training for our employees to improve our cybersecurity culture, creating defense lines and involving business areas. We also have a cybersecurity insurance policy; however we cannot assure you that such policy will be sufficient will be sufficient to cover any losses or damages arising from a cybersecurity incident.

Our Board of Directors has overall oversight responsibility for our risk management processes, including managing our cybersecurity risks. Furthermore, our governance bodies, represented by our Audit Committee, Vice Presidents, and other leadership levels, are involved in managing and monitoring information technology risks. The Audit Committee is responsible for ensuring that management has processes designed to identify and evaluate cybersecurity risks to which the Company is exposed and implement processes to manage cybersecurity risks and mitigate cybersecurity incidents. The Audit Committee also reports material cybersecurity risks to our Board of Directors. Management is responsible for identifying, considering, and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, implementing appropriate mitigation measures, and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Chief Information Officer (CIO), who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CIO-dedicated personnel are certified and experienced information system security professionals and information security managers with relevant experience. Management, including the CIO and our cybersecurity team, regularly update the Audit Committee on the Company’s cybersecurity programs, material cybersecurity risks, and mitigation strategies, and present the performance of action plans in the monitoring phase to strengthen our technological environment. Such presentations and information cover, among others, third-party assessments of the Company’s cybersecurity programs, developments in cybersecurity, and updates of the Company’s cybersecurity initiatives and processes, and mitigation strategies.

In 2023, we did not identify cybersecurity threats that materially affected or are reasonably likely to materially affect our business strategy, operating results, or financial condition. However, despite our efforts, we cannot eliminate all cybersecurity threat risks or provide assurances that we have not experienced an undetected cybersecurity incident.

For more information, please see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are not insured against all risks to which our business is exposed, and the insurance coverage we have may be inadequate to cover all losses and/or liabilities that we may incur in the course of our operations." and "Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—Our success depends on our ability to monitor and adapt to technological changes in the education sector and maintain a technological infrastructure that works adequately and without interruption", in this annual report.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

See our audited consolidated financial statements filed as part of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
1.1

Amended and Restated Memorandum and Articles of Association of Vitru Limited (incorporated herein by reference to Exhibit No. 99.1 to our Form 6-K (File No. 001-39519) furnished to the SEC on October 26, 2023).

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
4.4*

English translation of the Indenture dated May 17, 2022 for the issuance of two series of secured, nonconvertible debentures, of Vitru Brasil Empreendimentos, Participações e Comércio S.A. (incorporated herein by reference to Exhibit 4.4 to our annual report on Form 20-F (File No. 001-39519) filed with the SEC on April 28, 2023).

4.5

Investment agreement dated September 27, 2022 among the Company and Crescera (incorporated herein by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 001-39519) filed with the SEC on April 28, 2023).

4.6

Amended and Restated Registration Rights Agreement dated October 24, 2023 (incorporated herein by reference to Exhibit No. 99.2 to our Form 6-K (File No. 001-39519) furnished to the SEC on October 26, 2023).

4.7*

English translation of the first amendment to the indenture for the issuance of two series of secured, nonconvertible debentures, of Vitru Brasil Empreendimentos, Participações e Comércio S.A. dated November 22, 2022 (incorporated herein by reference to Exhibit 4.7 to our annual report on Form 20-F (File No. 001-39519) filed with the SEC on April 28, 2023).

4.8	English translation of the Indenture dated May 5, 2023 for the second issuance of simple, secured, nonconvertible debentures, of Vitru Brasil Empreendimentos, Participações e Comércio S.A.
4.9

English translation of the Indenture dated October 30, 2023 for the third issuance of two series of simple, unsecured, nonconvertible debentures, of Vitru Brasil Empreendimentos, Participações e Comércio S.A.

4.10

English Translation of the Form of Merger and Justification Protocol (incorporated herein by reference to Exhibit No. 2.1 to Vitru Brasil Empreendimentos, Participações e Comércio S.A.’s Form F-4/A (File No. 333-274353) filed with the SEC on February 12, 2024).

4.11

Form of Plan of Merger (incorporated herein by reference to Exhibit No. 2.2 to Vitru Brasil Empreendimentos, Participações e Comércio S.A.’s Form F-4/A (File No. 333-274353) filed with the SEC on February 12, 2024).

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

11.1

English translation of the Code of Conduct of Vitru Limited (incorporated herein by reference to Exhibit 11.1 to our annual report on Form 20-F (File No. 001-39519) filed with the SEC on April 28, 2023).

11.2	Statement of Policy Concerning Trading Policies.
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Executive Officer.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
15.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.
16.1	Letter from PricewaterhouseCoopers Auditores Independentes Ltda. to the SEC, dated April 30, 2024 regarding the change in independent registered public accounting firm
97.1	Vitru Limited Clawback Policy.
99.1	Consent of Educa Estudos de Mercado S.A.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.
†	Certain information has been omitted from this exhibit pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VITRU LIMITED

Date:April 30, 2024	By:	/s/ William Victor Kendrick de Matos Silva
Name: William Victor Kendrick de Matos Silva
Title: Chief Executive Officer

	By:	/s/ Carlos Henrique Boquimpani de Freitas
Name: Carlos Henrique Boquimpani de Freitas
Title: Chief Financial Officer

Vitru Limited

Consolidated

financial statements

and independent

auditor’s report

December 31, 2023

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Vitru Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vitru Limited and its subsidiaries (the "Company") as of December 31, 2023, and 2022, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Florianópolis, Brazil,

March 22, 2024

We have served as the Company's auditor since 2016

Vitru Limited

Consolidated statements of financial position at

(In thousands of Brazilian Reais)

	Note	December 31, 2023	December 31, 2022
ASSETS

CURRENT ASSETS
Cash and cash equivalents	9	21,302	47,187
Short-term investments	9	220,301	26,389
Trade receivables	10	235,560	224,128
Income taxes recoverable		2,423	6,994
Prepaid expenses	12	19,710	20,010
Receivable from hub partners	13	39,351	31,979
Other current assets		40,459	14,853
TOTAL CURRENT ASSETS		579,106	371,540

NON-CURRENT ASSETS
Trade receivables	10	69,127	47,012
Indemnification assets		28,426	9,853
Deferred tax assets	11	226,959	203,043
Receivable from hub partners	13	57,277	48,117
Other non-current assets		11,100	6,903
Right-of-use assets	14	349,683	350,393
Property and equipment	15	205,852	194,575
Intangible assets	16	4,342,190	4,427,643
TOTAL NON-CURRENT ASSETS		5,290,614	5,287,539

TOTAL ASSETS		5,869,720	5,659,079

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statements of financial position at

(In thousands of Brazilian Reais)

	Note	December 31, 2023	December 31, 2022
LIABILITIES

CURRENT LIABILITIES
Trade payables		112,073	99,697
Loans and financing	17	151,120	131,158
Lease liabilities	14	51,621	51,310
Labor and social obligations	18	90,426	43,105
Taxes payable		17,370	16,006
Prepayments from customers		45,331	43,606
Other current liabilities		24,640	7,484
TOTAL CURRENT LIABILITIES		492,581	392,366

NON-CURRENT
Loans and financing	17	2,030,699	1,489,088
Lease liabilities	14	276,213	272,029
Payables from acquisition of subsidiaries	19	-	507,361
Taxes payable		6,075	-
Provisions for contingencies	20	41,878	29,182
Deferred tax liabilities	11	730,896	773,394
Share-based compensation	7	1,974	19,805
Other non-current liabilities		4,696	1,465
TOTAL NON-CURRENT LIABILITIES		3,092,431	3,092,324

TOTAL LIABILITIES		3,585,012	3,484,690

EQUITY	21
Share capital		8	8
Capital reserves		2,056,054	2,054,527
Retained earnings		228,646	119,854
TOTAL EQUITY		2,284,708	2,174,389

TOTAL LIABILITIES AND EQUITY		5,869,720	5,659,079

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statements of profit or loss and other comprehensive income for the years ended December 31

(In thousands of Brazilian Reais, except earnings per share)

		Year Ended
		December 31,
	Note	2023	2022	2021
NET REVENUE	25	1,962,525	1,317,346	631,147

Cost of services rendered	26	(669,480)	(502,331)	(240,924)

GROSS PROFIT		1,293,045	815,015	390,223

General and administrative expenses	26	(259,086)	(179,335)	(89,344)
Selling expenses	26	(360,401)	(244,836)	(111,490)
Net impairment losses on financial assets	10	(263,541)	(187,534)	(110,689)
Other income (expenses), net	27	(8,453)	(2,320)	65
Operating expenses		(891,481)	(614,025)	(311,458)

OPERATING PROFIT		401,564	200,990	78,765

Financial income	28	60,970	64,566	45,520
Financial expenses	28	(366,545)	(264,437)	(74,879)
Financial results		(305,575)	(199,871)	(29,359)

PROFIT BEFORE TAXES		95,989	1,119	49,406

Current income taxes	11	(53,611)	(18,023)	(11,333)
Deferred income taxes	11	66,414	110,224	32,575
Income taxes		12,803	92,201	21,242

NET INCOME FOR THE YEAR		108,792	93,320	70,648

Other comprehensive income (loss)		-	-	-

TOTAL COMPREHENSIVE INCOME		108,792	93,320	70,648

Basic earnings per share (R$)	22	3.23	3.52	3.08
Diluted earnings per share (R$)	22	2.97	3.23	2.89

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statement of changes in equity

(In thousands of Brazilian Reais)

		Capital reserves
	Share capital	Additional paid-in capital	Share-based compensation	Treasury Shares	Retained earnings	Total

DECEMBER 31, 2020	6	1,020,541	1,515	-	(44,114)	977,948
						-
Profit for the year	-	-	-	-	70,648	70,648
Capital contributions	-	9,722	-	-	-	9,722
Issue of shares to employees	-	529	(529)	-	-	-
Value of employee services	-	-	7,810	-	-	7,810

DECEMBER 31, 2021	6	1,030,792	8,796	-	26,534	1,066,128

Profit for the year	-	-	-	-	93,320	93,320
Issuance of shares for business combination	2	560,544	-	-	-	560,546
Employee share program						-
Capital contributions	-	428,375	-	-	-	428,375
Issue of shares to employees	-	21,853	(21,853)	-	-	-
Value of employee services	-	-	26,020	-	-	26,020

DECEMBER 31, 2022	8	2,041,564	12,963	-	119,854	2,174,389

Profit for the year	-	-	-	-	108,792	108,792
Treasury Shares	-	-	-	(16,144)	-	(16,144)
Employee share program	-	-	-	-	-	-
Capital contributions	-	10,396	-	-	-	10,396
Issue of shares to employees	-	6,144	(6,144)	-	-	-
Value of employee services	-	-	7,275	-	-	7,275
DECEMBER 31, 2023	8	2,058,104	14,094	(16,144)	228,646	2,284,708

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statement of cash flows for the year ended December 31,

(In thousands of Brazilian Reais)

		Year Ended December 31,
	Note	2023	2022	2021
Cash flows from operating activities
Profit before taxes		95,989	1,119	49,406
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	14 / 15 / 16	212,658	127,343	54,479
Net impairment losses on financial assets	10	263,541	187,533	110,689
Provision for revenue cancellation	10	5,638	2,321	1,055
Provision for contingencies	20	1,561	(1,294)	4,905
Accrued interests		339,587	232,889	23,275
Share-based compensation	23	(9,389)	(6,458)	14,728
Rent concessions		-	-	(210)
Loss on sale or disposal of non-current assets	15 / 16	9,436	11,365	9
Modification of lease contracts	14	610	1,691	(169)
Changes in operating assets and liabilities:
Trade receivables		(302,726)	(235,541)	(117,096)
Prepayments		300	26,246	(782)
Other assets		(43,823)	(25,869)	5,569
Trade payables		12,376	53,612	9,466
Labor and social obligations		47,321	(19,732)	(1,770)
Other taxes payable		7,439	4,814	849
Prepayments from customers		1,725	15,529	664
Other payables		20,387	465	411
Cash from operations		662,630	376,033	155,478

Income tax paid		(49,040)	(17,270)	(18,486)
Interest paid	14 / 17 / 19	(371,894)	(236,393)	(64,104)
Contingencies paid		(12,231)	(906)	(7,853)
Net cash provided by operating activities		229,465	121,464	65,035

Cash flows from investing activities
Purchase of property and equipment	15	(51,300)	(40,316)	(25,995)
Purchase and capitalization of intangible assets	16	(71,285)	(56,722)	(32,320)
Payments for the acquisition of interests in subsidiaries, net of cash	19	(487,326)	(2,291,688)	(127,804)
Acquisition of short-term investments, net		(193,912)	226,653	286,141
Net cash provided (used) by investing activities		(803,823)	(2,162,073)	100,022

Cash flows from financing activities
Payments of lease liabilities	14	(20,738)	(18,374)	(11,170)
Payments of loans and financing		(100,869)	(296,262)	(150,000)
Proceeds from loans and financing , net of transaction costs		675,828	1,905,851	-
Costs related to future issuances	12	-	(7,381)	(23,952)
Shares repurchase		(16,144)	-	-
Capital contributions net of treasury shares		10,396	428,375	9,722
Net cash provided (used) by financing activities		548,473	2,012,209	(175,400)

Net decrease in cash and cash equivalents		(25,885)	(28,400)	(10,343)

Cash and cash equivalents at the beginning of the year		47,187	75,587	85,930
Cash and cash equivalents at the end of the year		21,302	47,187	75,587
		(25,885)	(28,400)	(10,343)

See Note 29 for the main transactions in investing and financing activities not affecting cash.

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

1.          Corporate information

Vitru Limited (“Vitru”) and its subsidiaries (collectively, the “Company”) is a holding company incorporated under the laws of the Cayman Islands on March 05, 2020 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “VTRU”. Vitru became the parent company of Vitru Brasil Empreendimentos, Participações e Comércio S.A. (hereafter referred to as “Vitru Brazil”) formerly denominated Treviso Empreendimentos, Participações e Comércio S.A., through the completion of the corporate reorganization.

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

The Company is principally engaged in providing educational services in Brazil, mainly undergraduate and continuing education courses, presentially through its eight campuses in two states, or via digital education, through 2,499 (December 31, 2022 – 2,170) learning centers (“hubs”) across the country.

These consolidated financial statements were authorized for issue by the Board of Directors on March 21, 2024.

1.1.       Significant changes in the current reporting year

a) Share-based compensation (Note 23)

In the period between February and September 2023, Stock Options Program (SOP) participants exercised 138,986 share options. The impact caused by this operation was a reversal of R$ 12,155 in liabilities and a constitution of reserve in equity of R$ 2,321, which is included in the amount of R$ 5,083 on the Statements of Changes in Equity. The capital contribution from the participants (exercise price) was R$ 10,396.

b) Issuance of debenture (Note 17)

On May 5th, 2023, the Company issued a new series of debentures through its subsidiary Vitru Brazil, in the amount of R$ 190,000 comprising 190,000 bonds maturing between May 2025 and May 2028.

On November 16th, 2023, the Company issued a new series of debentures through its subsidiary Vitru Brazil, in the amount of R$ 500,000 comprising 500,000 bonds maturing between November 2028 and November 2030.

2.         Material accounting policies

The main accounting policies applied in the preparation of these consolidated financial statements of the Company are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated. The financial statements are for the group consisting of Vitru and its subsidiaries.

2.1.       Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

2.2.       Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company for the years ended December 31, 2023, 2022 and 2021.

The table below list the Company’s subsidiaries:

				Direct and indirect interest

Name	Main activities	Location	Investment type	2023	2022	2021
Vitru Brasil Empreendimentos, Participações e Comércio S.A	Continuing education courses	Florianópolis - SC	Subsidiary	100%	100%	100%
UNIASSELVI - Sociedade Educacional Leonardo da Vinci S/S Ltda	Distance learning, on-campus undergraduate and continuing education courses	Indaial - SC	Subsidiary	100%	100%	100%
Sociedade Educacional do Vale do Itapocu S/S Ltda.	On-campus undergraduate and continuing education courses	Guaramirim - SC	Subsidiary	100%	100%	100%
FAIR Educacional Ltda.	On-campus undergraduate and continuing education courses	Rondonópolis - MT	Subsidiary	100%	100%	100%
FAC Educacional Ltda.	On-campus undergraduate and continuing education courses	Cuiabá - MS	Subsidiary	100%	100%	100%
CESUMAR-Centro de Ensino Superior de Maringá Ltda.	Distance learning, on-campus undergraduate and continuing education courses	Maringá – PR	Subsidiary	100%	100%	-
Rede Enem Serviços de Internet Ltda	Preparatory courses	Florianópolis - SC	Subsidiary	100%	100%	-

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Joint operations

The Company recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. These have been incorporated in the financial statements under the appropriate headings. Details of the joint operation are set out in Note 2.5.m.

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

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

2.5.       Summary of material accounting policies

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

●	Significant accounting estimates and assumptions — Note 3.
●	Trade receivables — Note 10.

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

December 31, 2023 and 2022.

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

g)          Property and equipment

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

An asset’s carrying amount is immediately written down to the recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the amounts of sales with the carrying amounts and are recognized within “Other income (expenses)” in the statement of profit or loss.

The Company annually reviews the useful lives and residual value of its assets. Based on review completed for December 31, 2023, the Company concluded that the depreciation rates used are consistent with its operations and that there are no changes to residual value of assets.

h)           Intangible assets

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

December 31, 2023 and 2022.

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

Contractual customer relationships

Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the customer relationship, estimated at 4 years (See note 4).

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

Operation licenses for digital education are tested annually or more frequently if events or changes in circumstances indicate a potential impairment and carried at cost less accumulated impairment losses, which are not reversed (See note 4).

Teaching/learning materials — TLM

TLMs acquired in a business combination are recognized at fair value at the acquisition date. The TLMs have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the use of the TLM at classes, estimated at 5 years (See note 4).

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

Non-compete agreements

Non-compete agreements acquired in a business combination are recognized at fair value at the acquisition date. The non-compete agreements have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the non-compete agreement, estimated at 5 years (See note 4)

i)	Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

●	fair values of the assets transferred;
●	liabilities incurred to the former owners of the acquired business;
●	equity interests issued by the Company;
●	fair value of any asset or liability resulting from a contingent consideration arrangement; and
●	fair value of any pre-existing equity interest in the subsidiary.
●	Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

The excess of the

●	consideration transferred or to be transferred;
●	amount of any non-controlling interest in the acquired entity; and
●	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

j)          Impairment of non-financial assets

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

k)         Provision for contingencies

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

l)          Share-based payments

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

m)          Revenue from contracts with customers

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

n)          Financial results

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

o)           Earnings per share

Basic earnings per share is calculated by dividing:

●	the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares
●	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

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

p)          Taxes

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

December 31, 2023 and 2022.

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

●Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement; The Company changed the information reported regarding its accounting policies so that only the policies of the most relevant values and/or that influence the information normally used by users of the financial statements were presented.
●Definition of Accounting Estimates – Amendments to IAS 8; The Company did not need to adopt the amendment due to there being no change in policy or accounting estimates in the current year.
●Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12; The Company Was not affected by this amendment due to already had accounted for such transactions consistent with the new requirements.
●IFRS 17 Insurance Contracts – This standard does not have an impact for the Company.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

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

●Classification of Liabilities as Current or Non-current – Amendments to IAS 1 Non-current Liabilities with Covenants – Amendments to IAS 1 Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. Effective date: 1 January 2024
●Lease Liability in a Sale and Leaseback – Amendments to IFRS 16 Amendments to IFRS 3 – Reference to the Conceptual Framework. Effective date: 1 January 2024
●Supplier finance arrangements – Amendments to IAS 7 and IFRS 7 Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract. Effective date: 1 January 2024
●Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28. Effective date: to be defined.

These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions

3.          Significant accounting estimates and assumptions

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

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

●	Capital management — Note 8
●	Financial instruments risk management and policies — Note 6.4
●	Sensitivity analyses disclosures — Note 6.4.1

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

December 31, 2023 and 2022.

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

c)          Credit losses on trade receivables

The Company recognizes an allowance for expected credit losses (ECLs) for trade receivables applying a simplified approach in calculating ECLs. As a result, the Company does not track changes in credit risk, but rather recognizes an allowance for doubtful accounts based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The Company considers a trade receivable to be in default when contractual payments are 365 days past due. In certain cases, however, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A trade receivable is written off when there is no reasonable expectation of recovering the contractual cash flows. The information about the allowance for expected credit losses is disclosed in Note 8.

d)      Provision for contingencies

The Company is party to proceedings at judicial and administrative levels, as disclosed in Note 20. The provision for legal proceedings is set up for all proceedings assessed as probable losses. The likelihood of loss is assessed based on available evidence, the hierarchy of laws, case law, most recent court decisions and their relevance within the legal system, and the assessment made by the outside legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations, additional exposures identified based on new matters or court decisions.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

4.	Business Combinations

4.1.Business Combination with Unicesumar

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

Unicesumar is a leading and fast-growing higher education institution in Brazil focused on the distance learning market, founded 30 years ago in Maringá - Paraná. At acquisition date Unicesumar had 999 hubs and approximately 331 thousand students, of which 314 thousand are in digital education. Unicesumar also has significant on-site courses in the health area, mainly Medicine, with more than 1,600 students.

The acquisitions were accounted for using the acquisition method where the consideration transferred and the identifiable assets and liabilities acquired were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

ASSETS	494,439
Cash and cash equivalents	62,017
Trade receivables	78,929
Financial assets	62,385
Income taxes recoverable	3,617
Prepaid expenses	3,918
Deferred tax assets	17,580
Other assets	4,984
Right-of-use assets	170,980
Property and equipment	78,096
Intangible assets	11,933
LIABILITIES	357,389
Trade payables	70,067
Lease liabilities	171,829
Labor and social obligations	37,781
Income taxes payable	11,556
Prepayments from customers	17,731
Dividends	30,000
Provisions for contingencies	12,510
Other liabilities	5,915
Total acquired net assets at book value	137,050
Total identifiable net assets at fair value	1,516,987
Purchase consideration	3,210,373
Goodwill arising on acquisition	1,556,336

Purchase price consideration

The total of consideration transferred was calculated based on the terms of the agreement with the former owners of Unicesumar shares. They received cash and Vitru Ltd shares just like determined in the terms of the business combination agreement.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

The consideration consists of R$ 2,688,181 paid in cash, 7,182 thousand Vitru’s Shares, of which 5,387 thousand were issued on the Closing Date and 1,795 thousand of which 898 thousand have been retained for a period of 3 years and 897 thousand have been retained for a period of 6 years (“holdback period”), and a contingent consideration where an additional of R$ 1,000 will be paid for each new license to operate medical courses get in the next 5 years, with a maximum value of R$ 50,000:

Purchase consideration	3,210,373%
Cash payable at the acquisition date	2,162,500	67.36%
Payable after 12 months (i)	456,721	14.23%
Contingent consideration (ii)	30,608	0.95%
Payable through the issuance of new Vitru shares	560,544	17.46%

(i)	In September 2022, there was a contractual amendment reducing the purchase consideration by R$ 73,134 and the payment period was changed from 12 months to 24 months.
(ii)	The contingent consideration was estimated through a technical analysis by an education professional in the area of medicine, which concluded that it is possible to authorize 40 additional licenses by the MEC according to the proportion of new license to operate medical courses available in the region of Corumbá in the period of 5 years. The amount of 30,608 recognized corresponds to the present value of the authorization of 40 additional license in the next 5 years.

Goodwill allocation:

Fair value adjustments	1,516,987
Customer relationships (i)	294,525
Brand (ii)	352,189
Non-compete agreement (iii)	272,416
Software (iv)	33,379
Teaching-learning material (TLM) (v)	26,584
Operation licenses for distance learning (vi)	1,206,641
Lease contracts (vii)	57,278
Licenses to operate medical courses (viii)	55,454
Deferred taxes	(781,479)
Goodwill	1,556,336
Total acquired net assets at book value	137,050
Total fair value of the identifiable net assets + goodwill	3,210,373

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

The main assumptions used in assessing the teaching-learning material were:

a.	Remaining useful life: 3 years.
b.	Taxes: Applied the effective average rate of income taxes for the Company.
(vi)	Operation licenses for distance learning: Valued using the With-or-Without method. This method uses the profit or loss originated from the projection of the business as a whole.

The main assumptions used in assessing the operation licenses for distance learning were:

a.	Discount rate: The applied discount rate was WACC for each CGU.
b.	Estimated useful life: It’s assumed that the effects of not relying on the operation licenses from the beginning, having the need to construct the network, will be seen indefinitely.
c.	Operation: The operating licenses is given through authorization, that gives to Unicesumar the right to operate in a determined geographical area, which, in some cases, comes through a local partner. However, each authorization allows Unicesumar to change partner in each area, if necessary, substituting the structure for an equivalent one. Partners are not attached to the authorizations.
(vii)	Lease contracts: Valued using the Cost Savings method, that consists of calculating the savings measured by the Company, corrected by the duration of the contract by a discount rate.

The main assumptions used in assessing the leasing contracts were:

a.	After-tax discount rate: the after-tax discount rate was applied properly on each Cash Generating Unit (“CGU”), due to their differences regarding risk assessment and each CGU’s discount rate.
b.	Remaining useful life: Based on the duration of the leasing contract: 20 years.

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

4.2.	Acquisition of Rede Enem

On September 1, 2022, the Company acquired 100% of the share capital of Rede Enem Serviços de Internet Ltda through its subsidiary Vitru Brasil Empreendimentos, Participações e Comércio e S.A. or “Vitru Brazil”. Rede Enem is a platform that provides free content through an ecosystem that includes blogs, free preparatory courses, and social media profiles.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

The aggregate purchase price of R$ 1,400 was paid in cash at the closing date. The following table presents the assets acquired and liabilities assumed at book value in the business combination:

ASSETS	90
Cash and cash equivalents	23
Trade receivables	32
Other assets	7
Property and equipment	28
LIABILITIES	97
Loans and financing	12
Labor and social obligations	41
Prepayments from customers	25
Other liabilities	19
Total acquired net assets at book value	(7)
Purchase consideration	1,400
Goodwill arising on acquisition	1,407

5.          Segment reporting

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

The CODM do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and all the assets, liabilities and results are allocated in Brazil.

a)          Measures of performance

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Year Ended December 31,	courses	courses	courses	Total allocated
2023
Net revenue	1,414,508	101,830	446,187	1,962,525
Adjusted EBITDA	576,524	53,769	212,938	843,231
% Adjusted EBITDA margin	40.76%	52.80%	47.72%	42.97%

2022
Net revenue	998,220	68,058	251,068	1,317,346
Adjusted EBITDA	387,373	38,085	99,447	524,905
% Adjusted EBITDA margin	38.81%	55.95%	39.61%	39.84%

2021
Net revenue	531,716	52,460	46,971	631,147
Adjusted EBITDA	188,936	26,898	22,103	237,937
% Adjusted EBITDA margin	35.53%	51.27%	47.06%	37.70%

The total of the reportable segments net revenues represents the Company’s net revenue. A reconciliation of the Company’s loss before taxes to the allocated Adjusted EBITDA is shown below:

	Year Ended
	December 31,
	2023	2022	2021
Income/(expenses) before taxes	95,989	1,119	49,406
(+) Financial result	305,575	199,871	29,359
(+) Depreciation and amortization	212,658	150,951	54,479
(+) Interest on tuition fees paid in arrears	24,079	26,545	17,456
(+) Share-based compensation plan	(9,389)	(6,010)	14,728
(+) Other income (expenses), net	8,453	2,320	(65)
(+) Restructuring expenses	26,846	24,948	10,098
(+) M&A and Offering Expenses (i)	54,078	28,310	6,975
(+) Unallocated Operational expenses	124,942	96,851	55,501
Adjusted EBITDA allocated to segments	843,231	524,905	237,937

(i)	M&A and Offering Expenses for the year ended December 31, 2023 includes unallocated remuneration of R$ 33,879 (R$ 18,231 for the year ended December 31, 2022) regarding Unicesumar business combination.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

b)          Other profit and loss disclosure

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Year Ended December 31,	courses	courses	courses	Unallocated	Total
2023
Net impairment losses on financial assets	234,613	17,580	11,348	-	263,541
Depreciation and amortization	94,157	3,893	92,565	22,044	212,658
Interest on tuition fees paid in arrears	20,570	1,205	2,304	-	24,079

2022
Net impairment losses on financial assets	155,931	8,026	23,577	-	187,534
Depreciation and amortization	87,623	2,542	51,019	9,767	150,951
Interest on tuition fees paid in arrears	18,498	961	7,086	-	26,545

2021
Net impairment losses on financial assets	90,063	15,666	4,960	-	110,689
Depreciation and amortization	37,226	1,563	8,972	6,718	54,479
Interest on tuition fees paid in arrears	14,199	725	2,532	-	17,456

6.          Financial assets and financial liabilities

6.1.       Financial assets

	December 31,	December 31,
	2023	2022
At amortized cost
Cash and cash equivalents	21,302	47,187
Short-term investments	220,301	26,389
Trade receivables	304,687	271,140
Total	546,290	344,716
Current	477,163	297,704
Non-current	69,127	47,012

6.2.       Financial Liabilities

	December 31,	December 31,
	2023	2022
At amortized cost
Trade payables	112,073	99,697
Lease liabilities	327,834	323,339
Accounts payable from acquisition of subsidiaries	-	507,361
Loans and financing	2,181,819	1,620,246
At FVPL
Share-based compensation	1,974	19,805
Total	2,623,700	2,570,448
Current	314,814	282,165
Non-current	2,308,886	2,288,283

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

6.3.       Fair Values

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

6.4.       Financial instruments risk management objectives and policies

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

6.4.1.    Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and exchange rate risk.

The sensitivity analysis in the following sections relate to the position as of December 31, 2023.

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

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on short-term investments, trade receivables, loans and financing, lease liabilities and payables from acquisition of subsidiaries. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rate, as follows:

					Increase / decrease in interest rate
	Balance as of 12/31/2023	Index - % per year	Probable scenario	Risk	Possible scenario 25%	Remote scenario 75%
Short-term investments	220,301	100% CDI - 13.04%	28,727	Decrease	21,545	7,182
Trade receivables	12,375	IPCA - 4.62%	572	Decrease	715	1,001
Lease liabilities	327,834	IGP-M - 3.17%	10,392	Increase	12,990	18,187

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

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in exchange rates on cash and cash equivalents. With all variables held constant, the Company's income before income taxes is affected through the impact on floating exchange rate, as follows:

				Depreciation of exchange rate - effect on income
	Balance as of 12/31/2023	Currency	Current exchange rate	Scenario (i) VaR 99% I.C. 1 day	Scenario (ii) exchange rate variation 25%	Scenario (iii) exchange rate variation 75%
Cash and cash equivalents	8,331	USD	4.8413	(7)	(2,083)	(6,248)

(i)	Probable scenario – Value at risk (VaR) is a measure of the risk of loss for investments. It estimates how much a set of investments might lose (with a given Confidence Level – C.L.), given normal market conditions, in a set time period such as a day

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

6.4.2.    Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the Company’s exposure to third parties, including cash and cash equivalents and short-term investments, as well as from its operating activities, primarily related to trade receivables from customers.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 10 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company's treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statement of financial position in years ended December 31, 2023, and 2022 is the carrying amounts of its financial assets.

6.4.3.    Liquidity risk

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

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	112,073	-	-	-	112,073
Lease liabilities	51,621	76,873	96,115	261,427	486,036
Share-based compensation	-	-	1,974	-	1,974
Total	163,694	76,873	98,089	261,427	600,083

As of December 31, 2022	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	99,697	-	-	-	99,697
Lease liabilities	51,310	62,567	40,804	168,658	323,339
Accounts payable from acquisition of subsidiaries	-	507,361	-	-	507,361
Share-based compensation	19,805	-	-	30,776	50,581
Total	170,812	569,928	40,804	199,434	980,978

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

7.          Fair value measurement

As of December 31, 2022, the Company have only Share-based compensation liabilities measured at fair value, in the amount of R$ 19,805 (2021 – R$ 52,283), which are classified in Level 3 of fair value measurement hierarchy given significant unobservable inputs used.

There were no transfers between Levels during the year ended on December 31, 2022.

The following table presents the changes in level 3 items for the years ended December 31, 2023, 2022 and 2021 for recurring fair value measurements:

	Share-based compensation
	2023	2022	2021
At the beginning of the year	19,805	52,283	46,260
Adjusted through profit and loss – general and administrative	(17,831)	(32,478)	6,023
As of December 31,	1,974	19,805	52,283

The Company assessed that the fair values of financial instruments at amortized cost such as cash and cash equivalents, short-term investments, current trade receivables and trade payables approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities, payables from acquisition of subsidiaries and loans and financing have their carrying amount adjusted by their respective effective interest rate in order to be presented as close as possible to its fair value.

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

	Weighted average inputs
	As of December 31,
Unobservable inputs	2023	2022	2021	Relationship of unobservable inputs to fair value
Net operating revenue growth rate (i)	20.00%	22.84%	24.80%

2023: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 23; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 22.

Pre-tax discount rate (ii)	11.30%	13.35%	11.20%

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

8.          Capital management

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

The Group has the following covenants for the debentures issued:

Net Financial Debt / Adjusted EBITDA less than or equal to:

(a) 4.0x (four times), to be verified based on the Issuer's consolidated and audited financial statements, with the calculation being based on the fiscal year ended on 31 December 2023;

(b) 3.5x (three and a half times), to be verified based on the Issuer's consolidated and revised quarterly financial information, with the calculation being based on the quarter ended June 30, 2024;

Adjusted EBITDA / Net Financial Result greater than or equal to:

(a) 1.5x (one and a half times) to be verified based on the consolidated and revised or audited financial information of the Issuer, as applicable, with the calculation being based on (a) the fiscal year ending on December 31, 2023, and (b) in the quarter ended June 30, 2024;

(b) 2.0x (twice), to be verified based on the Issuer's consolidated and audited financial statements, with the calculation being based on the fiscal year ending on December 31, 2024 and in subsequent years until the maturity of the Debentures

The breach of any of the above covenants will result in the automatic early maturity of the obligations arising from the Debentures, with the consequent consideration, by the Trustee, of the early maturity of all obligations arising from the Debentures and the requirement for payment of what is due, regardless of the call for General Meeting of Debenture Holders or the need to send any form of communication or notification to the Issuer and/or the Guarantors.

For the purposes of this item:

“Financial Debt” means, based on the consolidated and audited or revised financial statements, as applicable, of the Issuer, any amount owed, in Brazil or abroad, as a result of (i) loans, loans, financing or other financial debts, including commercial leasing (except property rental), financial leasing, fixed income securities, debentures, bills of exchange, promissory notes or similar instruments; (ii) acquisitions payable; (iii) net balance of active and passive transactions with derivatives (wherein said balance will be net of what is already classified as current liabilities and non-current liabilities); (iv) letters of credit, guarantees, guarantees, co-obligations and other guarantees provided for the benefit of unconsolidated companies in the respective financial statements; and (v) obligations arising from the redemption of securities representing the share capital and payment of declared and unpaid dividends or profits, if applicable, provided that the Financial Debt will not consider liabilities relating to commercial leases (property rental);

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

“Net Financial Debt” means, based on the consolidated and audited or revised financial statements, as the case may be, of the Issuer, its Financial Debt deducted from the sum of cash, financial investments and marketable securities, free and clear of any Liens.

“Adjusted EBITDA” means, based on the consolidated and audited or revised financial statements, as applicable, of the Issuer for the immediately preceding 12 (twelve) months, the net profit for the period, plus taxes (current and deferred) on profit, net financial expenses, financial income, depreciation, amortization and depletion (including impairment expenses), interest and fines on outstanding monthly fees (“Interest on tuition fees paid in arrears”), expenses with stock option plans (“Share-based compensation plan”), from the Other Expenses and Income line (“Other income (expenses), net”), and from expenses with M&A, share offering and restructuring (“M&A, pre-offering expenses and restructuring expenses ”), all calculated in accordance with the definitions of the most recent form 20-F of Vitru Ltd. And in line with IFRS Accounting Standards, being certain that, in addition, the Adjusted EBITDA must consider expenses with rents paid.

“Net Financial Result” means Financial Income minus (-) Financial Expenses.

“Financial Income” means the sum of interest on financial investments, interest on active loans and loans, active monetary and exchange variations, and income related to hedge/derivatives;

“Financial Expenses” means the sum of interest on financial debts, loans, bonds and securities, discount on the assignment of credit rights, costs of structuring banking or capital market operations, passive monetary and exchange variations, expenses related to hedging/ derivatives, interest or fines for late and/or non-payment of obligations, excluding interest on equity.

In the year ended December 31, 2023 the Group complied with all the required covenants according to the indexes below:

Net Financial Debt / Adjusted EBITDA: 2,93

Adjusted EBITDA / Net Financial Result: 2,18

9.          Cash and cash equivalents and short-term investments

	December 31,	December 31,
	2023	2022
Cash equivalents and bank deposits in foreign currency (i)	8,331	12,057
Cash and cash equivalents (ii)	12,971	35,130
	21,302	47,187

Short-term investments (iii)	220,301	26,389

(i)	Short-term deposits maintained in U.S. dollar.
(ii)	Cash equivalents are comprised of short-term deposits with an original maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.
(iii)	Short-term investments correspond to financial investments in Investment Funds, with highly rated financial institutions. As of December 31, 2023, the average interest on these Investment Funds is 13.49% p.a., corresponding to 103.45% of CDI (December 31, 2022 – 10.50% p.a. – 84.80% of CDI). Despite the fact that these investments have high liquidity and have insignificant risk of changes in value, they do not qualify as cash equivalents given the nature of the investment portfolio and their maturity. Due to the short-term nature of these investments, their carrying amount is the same as their fair value.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

10.          Trade receivables

	December 31,	December 31,
	2023	2022
Tuition fees	479,939	410,393
FIES and UNIEDU Guaranteed Credits	52,845	27,710
PEP - Special Installment Payment (i)	12,375	22,365
CREDIN - Internal Educational Credit (ii)	39,992	29,170
Provision for revenue cancellation	(12,150)	(6,512)
Allowance for expected credit losses of trade receivables	(268,314)	(211,986)
Total trade receivables	304,687	271,140

Current	235,560	224,128
Non-current	69,127	47,012

(i)	In 2015, a special private installment payment program (PEP) was introduced to facilitate the entry of students who could not qualify for FIES, due to changes occurred to the program at the time. These receivables bear interests of 4.62% and, given the long term of the installments, they have been discounted at an interbank rate of 13.04%.
(ii)	Unicesumar has a program similar to PEP, where the students receive a deduction from gross tuition based on services provided during the student’s undergraduate program. The deduction is based on a fixed percentage and, after graduation, the students pay back the deduction on the current value of tuition.

The aging list of trade receivables is as follows:

	December 31,	December 31,
	2023	2022
Receivables falling due	194,377	99,088

Receivables past due
From 1 to 30 days	55,948	59,718
From 31 to 60 days	43,933	44,827
From 61 to 90 days	45,104	47,174
From 91 to 180 days	84,106	85,358
From 181 to 365 days	161,683	153,473
Provision for revenue cancellation	(12,150)	(6,512)
Allowance for estimated credit losses	(268,314)	(211,986)
	304,687	271,140

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

Changes in the Company's revenue cancellation provision are as follows:

	2023	2022	2021
At the beginning of the year	(6,512)	(4,191)	(3,136)
Additions	(33,842)	(15,969)	(13,965)
Write-off	24,525	-	10,200
Reversals	3,679	13,648	2,710
As of December 31,	(12,150)	(6,512)	(4,191)

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Changes in the Company’s allowance for expected credit losses are as follows:

	2023	2022	2021
At the beginning of the year	(211,986)	(113,934)	(102,128)
Write-off of uncollectible receivables	207,213	89,481	66,287
Reversal	37,256	19,242	11,416
Allowance for expected credit losses	(300,797)	(206,775)	(89,509)
As of December 31,	(268,314)	(211,986)	(113,934)

11.        Current and deferred income tax

a)          Reconciliation of income tax in the statement of profit or loss

Income tax differ from the theoretical amount that would have been obtained by using the nominal income tax rates applicable to the income of the Company entities, as follows:

	Year Ended December 31,
	2023	2022	2021
Earnings before taxes	95,989	1,119	49,406
Statutory combined income tax rate - %	34%	34%	34%
Income tax at statutory rates	(32,636)	(380)	(16,798)

Income exempt from taxation - ProUni benefit (i)	185,418	95,871	20,211
Unrecognized deferred tax asset on tax losses (ii)	(123,410)	-	(919)
Difference on tax rates from offshore companies (iii)	(4,719)	17	20,809
Non-deductible expenses	(12,057)	(7,079)	(2,863)
Tax losses used to reduce current tax	-	-	30
Other	207	3,772	772
Total income tax and social contribution	12,803	92,201	21,242
Effective tax rate - %	(13)%	(8,240)%	(43)%

Current income tax expense	(53,611)	(18,023)	(11,333)
Deferred income tax income	66,414	110,224	32,575

(i)	The University for All Program - ProUni, establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for higher education institutions that provide full and partial scholarships to low-income students enrolled in traditional undergraduate and technological undergraduate programs. The Company's higher education companies are included in this program.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

(ii)	The Group has companies that have not made a tax profit for some years, so we do not recognize deferred tax assets on the tax losses of these entities.
(iii)	Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to all Company’s subsidiaries, operating entities in Brazil.

b)          Deferred income tax

	Balance sheet		Profit or loss
	2023	2022	2023	2022
Tax loss carryforward	93,242	93,242	-	78,832
Allowance for expected credit losses	90,892	59,739	31,153	12,612
Labor provisions	19,036	2,303	16,733	(21,259)
Lease contracts	3,937	7,147	(3,210)	(1,247)
Provision for revenue cancellation	4,131	990	3,141	(436)
Provision for contingencies	4,521	923	3,598	(1,201)
Other provisions	11,200	38,699	(27,499)	14,940
Total	226,959	203,043	23,916	82,241

Deferred tax assets	226,959	203,043	66,414	110,224

	Balance sheet		Profit or loss
	2023	2022	2023	2022
Intangible assets on business combinations	(730,896)	(773,394)	42,498	27,983
Total	(730,896)	(773,394)	42,498	27,983

Deferred tax liabilities	(730,896)	(773,394)

The above deferred taxes were recorded at the nominal rate of 34%. Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however tax loss carryforwards can only be used to offset up to 30% of taxable profit for the year.

12.        Prepaid expenses

	December 31,	December 31,
	2023	2022
Prepayments to hub partners	10,734	5,109
Prepayments to suppliers	4,394	4,303
Software licensing	2,292	389
Prepayments to employees	1,986	-
Insurance	304	208
Costs related to future issuances	-	8,514
Others	-	1,487
Prepaid expenses	19,710	20,010

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

13.        Receivables from hub partners

The receivables from hub partners are amounts of cash transferred to hub partners centers as follows:

	December 31, 2023	December 31, 2022
Credit to hub partners – distance learning centers	96,628	80,096
Receivables from hub partners	96,628	80,096

Current	39,351	31,979
Non-current	57,277	48,117

The increase in receivables from hub partners in 2023 is mainly due to the hubs expansion and the marketing funds made available for partners to carry out regional marketing actions during the student recruitment period.

14.        Leases

Set out below, are the carrying amounts of the Company’s right-of-use assets related to buildings used as offices and hubs and lease liabilities and the movements during the year:

	Right-of-use assets			Lease Liabilities
	2023	2022	2021	2023
As of January 1,	350,393	136,104	127,921	323,339

New contracts	3,274	6,901	13,578	3,274
Re-measurement by index (i)	23,878	19,214	11,744	23,878
Lease Modification (ii)	(2,529)	(19,454)	(1,594)	(1,919)
Business combinations	-	228,258	-	-
Depreciation expense	(25,333)	(20,630)	(15,545)	-
Accrued interest	-	-	-	33,857
Payment of principal	-	-	-	(20,738)
Rent concession (iii)	-	-	-	-
Payment of interest	-	-	-	(33,857)
As of December 31,	349,683	350,393	136,104	327,834

Current	-	-	-	51,621
Non-current	349,683	350,393	136,104	276,213

(i)	Lease liabilities and right-of-use assets were incremented with respect to variable lease payments that depend on an index or a rate, because of annual rental prices contractually adjusted by market inflation rate General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M.
(ii)	During the year ended December 31, 2023, the Company partially reduced the scope of one lease contract with a corresponding liability in the amount of R$ 1,919. As a result, a gain of R$ 610 was recognized in other income (expenses), net, in the statement of profit and loss.
(iii)	The Company has received Covid-19 related rent concessions and has applied the practical expedient introduced by the amendments made to IFRS 16 in May 2020, applied to all qualifying rent concessions.

The Company recognized rent expense from short-term leases and low-value assets of R$ 8,492 for the year ended December 31, 2023 (2022 - R$ 5,882), mainly represented by leased equipment.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

15.        Property and equipment

	IT equipment	Furniture, equipment and facilities	Library books	Vehicles	Lands	Construction in progress	Leasehold improvements	TOTAL
As of December 31, 2020
Net book value	9,884	27,573	4,532	—	—	28	54,652	96,669
Cost	24,484	52,541	20,994	—	—	28	69,462	167,509
Accumulated depreciation	(14,600)	(24,968)	(16,462)	—	—	—	(14,810)	(70,840)
Purchases	9,166	8,645	—	—	—	5,496	2,688	25,995
Transfers	—	—	—	—	—	(4,344)	4,344	—
Disposals	—	(9)	—	—	—	—	—	(9)
Business combinations	—	—	—	—	—	—	—	—
Depreciation	(3,604)	(3,691)	(1,556)	—	—	—	(6,965)	(15,816)
As of December 31, 2021
Net book value	15,446	32,519	2,977	—	—	1,180	54,719	106,839
Cost	33,650	61,178	20,995	—	—	1,180	76,494	193,495
Accumulated depreciation	(18,204)	(28,659)	(18,018)	—	—	—	(21,774)	(86,655)
Purchases	8,701	6,472	225	624	—	13,144	11,149	40,315
Transfers	—	—	—	—	—	(5,362)	5,362	—
Disposals	—	(827)	—	—	—	—	(10,537)	(11,364)
Business combinations	20,158	45,352	2,471	1,365	4,566	1,686	2,526	78,124
Depreciation	(11,017)	(3,526)	(1,466)	(829)	—	—	(2,502)	(19,340)
As of December 31, 2022
Net book value	33,287	79,990	4,208	1,160	4,566	10,648	60,716	194,575
Cost	90,947	156,004	37,719	5,215	4,566	10,648	85,432	390,531
Accumulated depreciation	(57,660)	(76,014)	(33,511)	(4,055)	—	—	(24,716)	(195,956)
Purchases	17,511	23,998	645	—	—	7,659	1,487	51,300
Transfers	49	618	—	—	—	(8,479)	7,812	—
Disposals	(1,430)	(3,776)	(1)	(211)	—	—	(50)	(5,468)
Depreciation	(12,653)	(13,385)	(1,454)	(305)	—	—	(6,758)	(34,555)
As of December 31, 2023
Net book value	36,764	87,445	3,398	644	4,566	9,828	63,207	205,852
Cost	77,215	150,692	38,363	4,376	4,566	9,828	94,681	379,721
Accumulated depreciation	(40,451)	(63,247)	(34,965)	(3,732)	—	—	(31,474)	(173,869)

There has been no evidence that the carrying amounts of Property and equipment exceed their recoverable amounts.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

16.        Intangible assets

	Software	Internal project development	Trademarks	Operation licenses for distance learning	Licenses to operate medical courses	Non-compete agreements	Customer relationship	Teaching/ learning material - TLM	Goodwill	TOTAL
As of December 31, 2020
Net book value	24,559	27,802	57,543	245,721	—	292	—	218	304,815	660,950
Cost	62,039	37,521	85,163	245,721	—	10,826	100,695	7,344	372,268	921,577
Accumulated amortization and impairment	(37,480)	(9,719)	(27,620)	—	—	(10,534)	(100,695)	(7,126)	(67,453)	(260,627)

Purchase and capitalization	3,640	28,680	—	—	—	—	—	—		32,320
Transfers	985	(985)		—	—	—	—	—		—
Disposals	—	—	—	—	—	—	—	—		—
Amortization	(8,440)	(10,610)	(3,558)	—	—	(292)	—	(218)		(23,118)
As of December 31, 2021
Net book value	20,744	44,887	53,985	245,721	—	—	—	—	304,815	670,152
Cost	66,664	65,216	85,163	245,721	—	10,826	100,695	7,344	372,268	953,897
Accumulated amortization and impairment	(45,920)	(20,329)	(31,178)	—	—	(10,826)	(100,695)	(7,344)	(67,453)	(283,745)

Purchase and capitalization	18,785	32,090	—	5,847	—	—	—	—	—	56,722
Transfers	—	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	—	—	—	—	—
Business combination	33,379	—	341,369	1,206,641	55,454	272,416	294,525	26,584	1,557,774	3,788,142
Amortization	(12,837)	(12,256)	(1,491)	—	—	(22,038)	(33,335)	(5,416)	—	(87,373)
As of December 31, 2022
Net book value	60,071	64,721	393,863	1,458,209	55,454	250,378	261,190	21,168	1,862,589	4,427,643
Cost	141,237	97,306	437,390	1,458,209	55,454	283,242	395,220	33,928	1,930,042	4,832,028
Accumulated amortization and impairment	(81,166)	(32,585)	(43,527)	—	—	(32,864)	(134,030)	(12,760)	(67,453)	(404,385)

Purchase and capitalization	21,858	49,427	—	—	—	—	—	—	—	71,285
Transfers	20,873	(20,873)	—	—	—	—	—	—	—	—
Disposals	(3,968)	—	—	—	—	—	—	—	—	(3,968)
Amortization	(17,834)	(17,580)	(17,885)	—	—	(36,061)	(54,549)	(8,861)	—	(152,770)
As of December 31, 2023
Net book value	81,000	75,695	375,978	1,458,209	55,454	214,317	206,641	12,307	1,862,589	4,342,190
Cost	178,392	124,449	437,390	1,458,209	55,454	283,242	395,220	33,928	1,930,042	4,896,326
Accumulated amortization and impairment	(97,392)	(48,754)	(61,412)	—	—	(68,925)	(188,579)	(21,621)	(67,453)	(554,136)

Impairment tests of intangible assets with indefinite useful life

Goodwill and operation licenses for digital education were allocated to the Cash-generating units (CGUs), which are identified at the level of Company’s operating segments identified in Note 5.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

The operating segment-level summary of the goodwill and intangible assets allocation and the key assumptions for those CGUs that have significant goodwill allocated to them are presented below:

Segment Level	Distance learning undergraduate courses		Continuing education courses		On-campus undergraduate courses
	2023	2022	2023	2022	2023	2022
Allocation of carrying amount:
Goodwill	1,398,488	1,398,488	32,996	32,996	431,105	431,105
Operation licenses for distance learning	1,425,894	1,425,894	32,315	32,315	-	-
Licenses to operate medical courses	-	-	-	-	55,454	55,454
Intangible assets with indefinite useful life	2,824,382	2,824,382	65,311	65,311	486,559	486,559

Key assumptions:
Net operating revenue growth rate (i)	15.20%	28.80%	34.50%	70.00%	5.70%	-19.90%
Pre-tax discount rate (ii)	9.37%	10.60%	9.37%	10.60%	9.37%	10.60%
Long-term growth rate (iii)	3.00%	3.20%	3.00%	3.20%	3.00%	3.20%
Gross margin (iv)	76.00%	70.80%	76.30%	88.90%	44.90%	35.80%

(i)	The growth rate of net operating revenue is based on the historical growth of the student base and management’s expectations of market development.
(ii)	Pre-tax discount rate reflects specific risks relating to the segment and country in which the Company operates.
(iii)	The long-term growth rate does not exceed the long-term average growth rate for the education sector in which the CGU operates and is mostly comprised by expected inflation.
(iv)	Budgeted gross margin is the average margin as a percentage of revenue over the five-year forecast period. It is based on the current sales margin levels and is in line with the Company’s operating history and management’s expectations for the future performance.

Based on the recent changes to legislation and growth of the digital education market in Brazil, Management expects to have strong growth in the digital education undergraduate courses, mainly based on the increase of hubs. In addition to the investments with new hubs, Management also considers investment for improvements to expand their existing units.

For the years ended December 31, 2023 and 2022 the recoverable amount of the cash-generating units (CGUs) was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated long-term growth rates stated above.

There was no goodwill impairment for the year ended December 31, 2023, 2022 and 2021.

Impact of possible changes in key assumptions

A decrease of 120 basis points in management estimated gross margin used in the value-in-use calculation for the digital education undergraduate courses CGU as of December 31, 2023 (74.8% instead of 76.0%), would have not resulted in the recognition of an impairment of goodwill. Also, the Company performed the same sensitivity analysis for the continuing education courses (75.2% instead of 76.3%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

In addition to the test above reducing gross margin, an increasing of 120 basis points in management’s estimated discount rate applied to the cash flow projections for the two CGUs for the year ended December 31, 2023 (12.5% instead of 11.3%), would have not resulted in the recognition of an impairment of goodwill.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

Management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the digital education undergraduate courses and continuing education segments to exceed its recoverable amount.

17.        Loans and financing

The Group issued through its subsidiary Vitru Brazil, four series of debentures, the first series containing 500 bonds maturing between November 2023 and May 2024, the second series containing 1,450 bonds maturing between May 2025 and May 2027., the third containing 190,000 bonds maturing between May 2025 and May 2028, and the fourth containing 500,000 bonds maturing between November 2028 and November 2030.

The nominal value for all the issued bonds is R$ 1,000.00.

The covenants from the issued debentures are disclosed and further explained in Note 8.

The debentures are not convertible into shares.

a)          Breakdown

			December 31,	December 31,
Type	Interest rate	Maturity	2023	2022
Debentures	From CDI+2.45% until CDI+3.2% p.a	Nov/23 to May/28	2,181,819	1,620,246

Current			151,120	131,158
Non-current			2,030,699	1,489,088

b)          Variation

	Loans and financing
	2023	2022
As of January 1,	1,620,246	-
New issuances (i)	675,828	1,905,851
Accrued interest	264,313	165,881
Payment of principal	(100,869)	(296,262)
Payment of interests	(277,699)	(155,254)
As of December 31,	2,181,819	1,620,246

The first and second series were issued during the year 2022 and the third and fourth series were issued during 2023. The difference between the face value of the debentures issued and the value presented in the movement are the transaction costs recognized in the amount of R$ 14,172 in 2023 and R$ 44,149 in 2022.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

18.        Labor and social obligations

	December 31,	December 31,
	2023	2022
Accrual for bonus	41,031	9,522
Social charges payable (i)	22,085	15,675
Salaries payable	15,455	10,374
Accrued vacation and 13th salary	11,084	6,883
Other	771	651
Total	90,426	43,105

(i)	Comprised of contributions to Social Security (“INSS”) and to Government Severance Indemnity Fund for Employees (“FGTS”) as well as withholding income tax (“IRRF”) over salaries.

19.        Payables from acquisition of subsidiaries

	2023	2022
At the beginning of the year	507,361	149,765
Proceeds from acquisition of subsidiaries	-	680,015
Contractual Amendment - Change of Contractual Condition	-	(73,134)
Accrued Interest	40,303	40,069
Payment of principal	(487,326)	(236,461)
Payment of interests	(60,338)	(52,893)
As of December 31	-	507,361

Current	-	-
Non-current	-	507,361

On December 5, 2023, the Group settled the acquisition of Unicesumar in advance in order to reduce its debt in the short term.

20.        Contingencies

a)          Provision for contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

Liabilities	Civil	Labor	Total
As of December 31, 2020	2,050	12,389	14,439
Additions	4,694	7,964	12,658
Accrued interest	149	1,039	1,188
Payments	(2,669)	(5,184)	(7,853)
Reversals	(1,390)	(4,170)	(5,560)
As of December 31, 2021	2,834	12,038	14,872
Additions	2,699	4,843	7,542
Business combinations	549	11,961	12,510
Accrued interest	2	25	27
Payments	(60)	(846)	(906)
Reversals	(1,485)	(3,378)	(4,863)
As of December 31, 2022	4,539	24,643	29,182
Additions	13,024	13,103	26,127
Accrued interest	838	1,443	2,281
Payments	(7,571)	(4,660)	(12,231)
Reversals	(2,982)	(499)	(3,481)
As of December 31, 2023	7,848	34,030	41,878

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

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

b)          Indemnification assets

Pursuant to the terms and conditions of the purchase and sale agreement described in note 4, the periods of responsibility for each party in relation to such claims, value limits, notification criteria and reciprocal indemnity were defined. The rights generated by the purchase and sale agreement are as follows:

Assets	Civil	Labor	Total
As of December 31, 2020	799	8,392	9,191
Additions	10	2,895	2,905
Accrued interest	60	575	635
Realized	(119)	(3,276)	(3,395)
Reversals	(155)	(557)	(712)
As of December 31, 2021	595	8,029	8,624
Additions	1,051	3,541	4,592
Accrued interest	501	833	1,334
Realized	(433)	(3,645)	(4,078)
Reversals	(174)	(445)	(619)
As of December 31, 2022	1,540	8,313	9,853
Additions	10,298	11,517	21,815
Accrued interest	13	110	123
Realized	(1,845)	(667)	(2,512)
Reversals	(653)	(200)	(853)
As of December 31, 2023	9,353	19,073	28,426

c)          Possible losses, not provided for in the balance sheet

No provision has been recorded for proceedings classified as possible losses, based on the opinion of the Company’s legal counsel. The breakdown of existing contingencies as of December 31, 2023 and December 31, 2022 as follows:

Possible losses	December 31, 2023	December 31, 2022
Civil	14,939	23,210
Labor	37,051	28,284
Tax	67,799	59,916
Total	119,789	111,410

Civil proceedings classified as possible loss

As of December 31, 2023, the Company’s subsidiaries were subject to 1,452 (2022 – 1,263) civil claims. Most of the lawsuits are related to consumer claims, including discussions regarding undue collection of tuition fees and rates, delay in the issuance of certificates and diplomas, undue collection of tuition fees for students that have been granted scholarships and public financing and denial of enrollment in courses, among others.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

Labor proceedings classified as possible loss

As of December 31, 2023, the Company’s subsidiaries were subject to 184 (2022 – 180) labor claims. Most of these claims are related to overtime, salary equalization, vacation payments and/or non-enjoyment of vacation periods, severance payments and termination fees, and indemnities based on Brazilian labor laws.

Tax proceedings classified as possible loss

As of December 31, 2023, the Company’s subsidiaries were subject to 6 (2022 – 5) tax claims. The Company has an outstanding tax administrative proceeding related to Tax Infraction Notice No. 000204.00/2017, issued by the Porto Alegre City Hall Municipal Finance Department, in the total amount of R$ 28,024, corresponding to alleged Service Tax (ISS) debt, plus a 150% fine and late payment interest, for the period from January 2012 to June 2017.

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

21.        Equity

a)          Authorized capital

The Company is authorized to increase capital up to the limit of 1 billion shares, subject to approval of the Administration.

b)          Share capital

In 2023, the Company recognized the amount of R$ 10,396 and transferred the amount of R$ 6,144 from shared-based compensation reserves due to the issuance of 138,986 new shares regarding the exercise of SOP options.

The Company has issued only common shares, entitled to one vote per share. As of December 31, 2023, the Company’s share capital is represented by 33,826,199 common shares of par value of US$ 0.00005 each. The Company has issued only common shares, entitled to one vote per share.

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the ordinary course of business.

Share based compensation

The capital reserve is represented by reserve for share-based compensation programs classified as equity-settled, as detailed in Note 23.

The share-based payments reserve is used to recognize:

●	the grant date fair value of options issued to employees but not exercised.
●	the grant date fair value of shares issued to employees upon exercise of options.

Treasury shares: Buyback program

On May 11, 2023, the Company’s board of directors approved a share buyback program. The Company may repurchase up to 500,000 of its outstanding common shares in the open market, based on prevailing market prices, beginning on May 11, 2023, until the earlier of the completion of the buybacks and May 15, 2024. During the year period ended December 31, 2023, the Company repurchased 238,521 shares with a cash outflow of R$ 16,144.

d)          Dividends

The Company currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of the business and did not pay any cash dividends in the year ended December 31, 2023, 2022 and 2021, and do not anticipate paying any in the foreseeable future.

22.        Earnings per share

22.1.     Basic

Basic earnings per share is calculated by dividing the net income attributable to the holders of Company’s common shares by the weighted average number of common shares held by stockholders during the year.

The following table contains the earnings (loss) per share of the Company for years ended December 31, 2023, 2022 and 2021 (in thousands except per share amounts):

	Year Ended December 31,
Basic earnings per share	2023	2022	2021
Net income attributable to the shareholders of the Company	108,792	93,320	70,648
Weighted average number of outstanding common shares (thousands)	33,734	26,547	22,922
Basic earnings per common share (R$)	3.23	3.52	3.08

22.2.     Diluted

As of December 31, 2023, the Company had outstanding and unexercised options to purchase 2,868 thousand (2022 – 2,302 thousand and 2021 – 1,514 thousand) common shares which are included in

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

diluted earnings per share calculation. For years ended December 31, 2023, 2022 and 2021, outstanding options were all anti-dilutive.

	Year Ended December 31,
Diluted earnings per share	2023	2022	2021
Net income attributable to the shareholders of the Company	108,792	93,320	70,648
Weighted average number of outstanding common shares (thousands)	36,602	28,849	24,436
Diluted earnings per common share (R$)	2.97	3.23	2.89

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

23.        Share-based compensation

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

The First Share Option Plan initially issued by Vitru Brazil and then transferred to the Company upon the corporate reorganization. The transfer did not result in any changes on the Plan nor its balances in the consolidated financial statements.

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

a)          Set out below are summaries of the number and weighted average exercise prices ("WAEP") of options granted under the plan:

	2023		2022
	Number of options	WAEP per option	Number of options	WAEP per option
As of January 1	88,474	259.62	474,892	50.60
Exercised during the year	(61,864)	269.47	-	-
Forfeited during the year	-		(386,418)	63.86
At the end of the year	26,610	74.93	88,474	259.62
Exercisable at the end of the year	-	-	77,296	258.82

No options from the First Share Option plan expired during the years ended December 31, 2023 and December 31, 2022.

b)          Share options outstanding at the end of the year have the following remaining periods and prices:

	December 31, 2023	December 31, 2022
Weighted average remaining vesting period	3 months	1.2 years
Weighted average remaining expiring period	1.2 years	2.3 years
Purchase option exercise price range	R$56.11	R$56.11 - R$ 71.62
Weighted average remaining selling period	3.2 years	4.3 years
Weighted average selling price	R$ 189.07	R$ 548.49

c)          Options granted:

No new options from the First Stock Option Plan were granted during the years ended December 31, 2023 and 2022.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

d)The expense recognized for employee services received during the year is as follows:

	Year Ended December 31,

Expense arising from share-based payment transactions	2023	2022	2021
Cash-settled - first plan	(17,831)	(32,478)	6,023
Equity-settled - first plan	2,321	20,623	529
Equity-settled - second plan	6,121	5,845	-
Total	(9,389)	(6,010)	6,552

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

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

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

a)Set out below are summaries of the number and weighted average exercise prices ("WAEP") of options granted under the plan:

	2023		2022
	Number of options	WAEP per option	Number of options	WAEP per option
As of January 1	1,054,090	30.15	866,914	10.31
Granted during the year	130,951	32.45	508,413	2.41
Exercised during the year	(77,122)	21.35	-	-
Forfeited during the year	(59,465)	27.81	(63,778)	11.90
At the end of the year	1,048,454	36.07	1,311,549	12.54
Exercisable at the end of the year	244,319	24.88	198,688	13.89

No new options from the Second Share Options Plan expired during the year ended December 31, 2022.

b)	Share options outstanding at the end of the year have the following remaining periods and prices:

	December 31, 2023	December 31, 2022
Weighted average remaining vesting period	4.0 months	5.0 years
Weighted average remaining expiring period	6.7 years	7.7 years
Purchase option exercise price range	R$77.46	R$83.48

c)	Options granted during the year

	December 31, 2023	December 31, 2022
Grant date	January 3, 2023	December 11, 2020
Expiry date	October 2, 2029	September 9, 2028
Share price at grant date	USD 18.43	USD 14.30
Exercise price	USD 16.00	USD 16.00
Expected price volatility	59.15%	53.96%
Risk-free interest rate	11.34%	8.22%
Model used	Black-Scholes	Black-Scholes

The expense arising from share-based payment transactions from the Second Stock Options Plan in 2023 was R$ 6,121 (2022 - R$ 5,845).

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

24.        Key management compensation and related parties

a)          Key management compensation

Key management includes professionals selected at the sole discretion of the Board of Directors from among the Company’s managers and executives.

The total compensation expense with key management for their services is shown below:

	2023	2022	2021
Salaries and related charges and variable compensation (i)	38,331	8,241	12,662
Share-based compensation	(9,389)	(6,010)	6,552
Total	28,942	2,231	19,214

(i)	Variable compensation as defined by the Board of Directors in an agreement with Group executives.

b)          Related parties

As a result of the business combination with Unicesumar, the Company has a lease agreement with companies related to members of the administration: The object of the contract is the Unicesumar Campus located in the city of Maringá-PR and is valid for 20 years from the closing date of the business combination:

	Balance Sheet		Profit or loss
	December 31,	December 31,
	2023	2022	2023	2022
Leases
SOEDMAR - Sociedade Educacional De Maringa Ltda.
Right-of-use assets	164,195	160,230
Depreciation expense			(4,298)	(5,054)
Lease liabilities	169,294	165,089
Interest on lease			(9,477)	(13,061)
WM Administração e Participações Ltda
Right-of-use assets	2,915	2,845
Depreciation expense			(217)	(255)
Lease liabilities	3,017	2,942
Interest on lease			(194)	(268)

In addition to the lease, as a result of the business combination with Unicesumar, the Company had a liability that was settled on December 05, 2023 for the acquisition of subsidiaries from members of the Company's management and board. The debt value was adjusted by the IPCA inflation rate until May 2023 and updated by CDI + 3% until its settlement.

	Balance Sheet		Profit or loss
	December 31,	December 31,
	2023	2022	2023	2022
Payables from acquisition of subsidiaries
Accounts payable to selling shareholders	-	147,338
Financial expenses			(9,621)	(1,458)

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

The Company also make monthly donations to ICETI – Instituto Cesumar de Ciência, Tecnologia e Inovação. The Institute has, among its institutional purposes and objectives, the support, development and promotion of education, research, development, innovation and technology projects, bringing together actions, programs and activities for this purpose. Some management members form the Company also help administrate the ICETI.

	Balance Sheet		Profit or loss
	December 31,	December 31,
	2023	2022	2023	2022
Donations
ICETI - Instituto Cesumar de Ciência, Tecnologia e Inovação
Other income (expenses), net			(3,579)	(3,340)

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

25.        Revenue

	Year Ended December 31,
	2023	2022	2021
Gross amount from services provided	2,487,626	1,663,606	791,006
(-) Discounts	(184,116)	(100,425)	(30,305)
(-) ProUni scholarships (i)	(272,581)	(201,436)	(109,217)
(-) Taxes and contributions on revenue	(68,404)	(44,399)	(20,337)
Net revenue	1,962,525	1,317,346	631,147

Timing of revenue recognition
Transferred over time	1,942,200	1,299,183	624,871
Transferred at a point in time (ii)	20,325	18,163	6,276
Net revenue	1,962,525	1,317,346	631,147
(i)	Scholarships granted by the federal government to students under the ProUni program as described in Note 2.5.s
(ii)	Revenue recognized at a point in time relates to revenue from student fees and certain education-related activities.

The Company`s revenues from contracts with customers are all provided in Brazil.

In the year ended December 31, 2023, the amounts billed to students for the portion to be transferred to the hub partner, in respect to the joint operation, is R$ 516,905 (2022 R$ 343,603 –2021 R$ 181,630). As of December 31, 2023, the balance payable to the hub partner is R$ 23,018 (December 31, 2022 - R$ 43,676, December 31, 2021 - R$ 12,989).

26.        Costs and expenses by nature

	Year Ended December 31,
	2023	2022	2021
Payroll (i)	578,144	427,583	220,372
Sales and marketing	255,509	181,898	93,026
Depreciation and amortization (ii)	212,658	150,951	54,479
Consulting and advisory services	97,230	30,663	25,729
Material	30,045	57,138	16,488
Maintenance	41,790	27,827	12,774
Utilities, cleaning and security	42,836	14,330	6,472
Other expenses	30,755	36,112	12,418
Total	1,288,967	926,502	441,758

Costs of services	669,480	502,331	240,924
General and administrative expenses	259,086	179,335	89,344
Selling expenses	360,401	244,836	111,490
Total	1,288,967	926,502	441,758
(i)	Payroll expenses include for the year ended December 31, 2023 R$ 589,733 (2022 – R$ 433,593, related to salaries, bonuses, short-term benefits, related social charges and other employee related expenses, and R$ (9,389) (2022 - R$ (6,010)) related to share-based compensation.

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

	Year Ended December 31,
Depreciation and amortization (ii)	2023	2022	2021
Costs of services	82,009	72,936	43,905
General and administrative expenses	75,683	44,119	10,570
Selling expenses	54,966	33,896	4
Total	212,658	150,951	54,479

27.        Other income (expenses), net

	Year Ended December 31,
	2023	2022	2021
Write-off of property and intangible assets	(9,436)	(11,365)	(9)
Deductible donations	(3,579)	(2,322)	(300)
Modification of lease contracts	(610)	4,625	379
Fines	(141)	(150)	-
Contractual indemnities	(1)	(252)	(364)
Other revenues	5,454	7,395	730
Other expenses	(140)	(251)	(371)
Total	(8,453)	(2,320)	65

28.        Financial results

	Year Ended December 31,
	2023	2022	2021
Financial income
Interest on tuition fees paid in arrears	24,079	26,545	17,456
Financial investment yield	32,801	31,392	23,982
Foreign exchange gain	2,912	5,870	3,817
Other	1,178	759	265
Total	60,970	64,566	45,520

Financial expenses
Interest on accounts payable from acquisition of subsidiaries	(40,303)	(40,069)	(40,405)
Interest on lease	(33,858)	(28,246)	(16,008)
Interest on loans and financing	(264,313)	(165,881)	(8,642)
Foreign exchange loss	(3,960)	(7,481)	(1,711)
Other	(24,111)	(22,760)	(8,113)
Total	(366,545)	(264,437)	(74,879)

Financial results	(305,575)	(199,871)	(29,359)

Vitru Limited

Notes to the financial statements.

December 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

29.        Other disclosures on cash flows

Non-cash transactions

In the year ended December 31, 2023:

The amount of R$ 6,503 (2022 – R$ 1,469. 2021 – R$ 3,395) regarding provision for contingencies of responsibility of the sellers of subsidiaries acquired in prior years, was reversed to the indemnification assets line item in non-current assets.

30. Subsequent events

On March 6, 2024, the Securities and Exchange Commission (SEC) declared that the Form F-4 of Vitru Brasil Empreendimentos, Participações e Comércio S.A. (“Vitru Brazil”), a wholly owned subsidiary of the Company, was effective. As a result, Vitru Brazil is now registered at the SEC. Such registration is part of the listing migration of the Vitru group from NASDAQ to B3 (the Brazilian Stock Exchange), a process that was started in 2023 as duly announced by the Company, through which Vitru Brazil will incorporate the Company.

***